Form 20-F
period 2021-06-30
MINISO Group Holding Ltd
filed 2021-09-17
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-39601

MINISO Group Holding Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

25F, Heye Plaza, No. 486, Kangwang Middle Road Liwan District, Guangzhou 510140, Guangdong Province The People’s Republic of China
(Address of principal executive offices)

Saiyin Zhang, Chief Financial Officer

Telephone: +86 20 3622 8788

Email: ir@miniso.com

25F, Heye Plaza, No. 486, Kangwang Middle Road

Liwan District, Guangzhou 510140, Guangdong Province

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing four Class A ordinary shares, par value US$0.00001 per share)	MNSO	The New York Stock Exchange

Class A ordinary shares, par value US$0.00001 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares, par value US$0.00001 per share, as of June 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	◻	Accelerated filer	◻

Non-accelerated filer	☒	Emerging growth company	◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.◻ Yes   ◻ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

•	“ADRs” refers to the American depositary receipts which may evidence the ADSs;
•	“ADSs” refers to our American depositary shares, each representing four Class A ordinary shares, par value US$0.00001 per share;
•	“China” or the “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;
•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00001 per share;
•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00001 per share;
•	“Core SKU” refers to SKU that generates over RMB100,000 in sales for over a consecutive 12-month period;
•

“GMV” refers to the total value of all merchandises sold by us and our retail partners and distributors to end customers, before deducting sales rebates and including the VAT and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•	“revenue” refers to our revenue from continuing operations, excluding the revenue from discontinued operations;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“SKU” refers to stock keeping unit;
•	“MINISO,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
•

“MINISO Retail Partner” refers to franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;

•

“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model;

•	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model; and
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.4566 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of June 30, 2021.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission, goals and strategies;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally;
•	our expectations regarding demand for and market acceptance of our products;
•	our expectations regarding our relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and our other business partners;
•	competition in our industry; and
•	relevant government policies and regulations relating to our business and our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.Selected Financial Data

The following tables present the selected consolidated financial information of our company. The selected consolidated statement of profit or loss for the fiscal years ended June 30, 2019, 2020 and 2021, the selected consolidated statement of financial position data as of June 30, 2020 and 2021, and selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statement of financial position data as of July 1, 2018 and June 30, 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income for the fiscal years ended June 30, 2019, 2020 and 2021:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected consolidated statement of profit or loss data:
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	1,405,021
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(1,028,556)
Gross profit	2,510,980	2,732,498	2,430,686	376,465
Other income	10,468	37,208	52,140	8,075
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(186,907)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(125,581)
Other net income/(loss)	24,423	45,997	(40,407)	(6,258)
Credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(3,226)
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(456)
Operating profit	1,016,682	766,581	401,035	62,112
Finance income	7,311	25,608	40,433	6,262
Finance costs	(25,209)	(31,338)	(28,362)	(4,393)
Net finance costs	(17,898)	(5,730)	12,071	1,869
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	(251,725)
Share of loss of equity-accounted investee, net of tax	—	—	(4,011)	(621)
Profit before taxation	289,004	80,818	(1,216,192)	(188,365)
Income tax expense	(279,583)	(210,949)	(213,255)	(33,029)
Profit/(loss) for the year from continuing operations	9,421	(130,131)	(1,429,447)	(221,394)
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	—	—
Loss for the year	(294,409)	(260,176)	(1,429,447)	(221,394)

Attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(1,415,010)	(219,158)
Non-controlling interests	(3,762)	2,091	(14,437)	(2,236)
Loss for the year	(294,409)	(260,176)	(1,429,447)	(221,394)
Loss per share(2)
—Basic	(0.32)	(0.26)	(1.18)	(0.18)
—Diluted	(0.32)	(0.26)	(1.18)	(0.18)
Earnings/(loss) per share(2)—Continuing operations
—Basic	0.01	(0.12)	(1.18)	(0.18)
—Diluted	0.01	(0.12)	(1.18)	(0.18)
Other comprehensive (loss)/profit for the year	(4,834)	6,361	(16,548)	(2,563)
Total comprehensive loss for the year	(299,243)	(253,815)	(1,445,995)	(223,957)
Equity shareholders of the Company	(296,062)	(256,583)	(1,429,621)	(221,421)
Non-controlling interests	(3,181)	2,768	(16,374)	(2,536)
Non-IFRS Measure(3):
Adjusted net profit	868,801	970,790	480,100	74,358

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(In thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	20,323
General and administrative expenses	88,961	236,637	150,104	23,248
Total	122,058	364,380	281,319	43,571

(2)

Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings/(loss) per share for the fiscal years ended June 30, 2019 and 2020, the number of outstanding ordinary shares used in the calculation was 865,591,398, which excluded 111,043,373 ordinary shares held by certain share incentive awards holding vehicles as of June 30, 2020 as these shares were regarded as treasury shares for purposes of calculating per share data. The number of ordinary shares used in the calculation has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented. For purposes of calculating basic and diluted loss per share for the fiscal year ended June 30, 2021, the weighted average number of ordinary shares in issue used in the calculation was 1,104,371,475.

The following table presents our selected consolidated statement of financial position data as of July 1, 2018 and June 30, 2019, 2020 and 2021:

	As of July 1,	As of June 30,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(In thousands)
Selected consolidated statement of financial position data:
Cash and cash equivalents from continuing operations	228,106	1,546,280	2,853,980	6,771,653	1,048,795
Inventories	1,089,474	1,308,957	1,395,674	1,496,061	231,710
Trade and other receivables	1,755,040	830,751	729,889	824,725	127,734
Total current assets	3,077,276	4,511,719	4,986,599	9,199,087	1,424,757
Total assets	3,645,360	5,226,115	5,836,251	10,705,030	1,657,997
Trade and other payables	2,349,077	2,363,739	2,419,795	2,809,182	435,087
Total current liabilities	2,691,820	3,245,979	3,309,643	3,482,855	539,425
Total liabilities	3,080,747	5,340,089	6,159,297	4,052,876	627,710
Total equity/(deficit)	564,613	(113,974)	(323,046)	6,652,154	1,030,287
Total equity and liabilities	3,645,360	5,226,115	5,836,251	10,705,030	1,657,997

(3)	See “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Non-IFRS Financial Measure.”

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019, 2020 and 2021:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of cash flow data:
Net cash generated from operating activities	1,038,471	826,484	916,320	141,920
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(80,351)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	547,684
Net increase in cash and cash equivalents	1,447,414	1,171,593	3,933,707	609,253
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	442,025
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	(2,483)
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	1,048,795
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	1,048,795

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our MINISO brand. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;
●	The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;

●	Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;
●	If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;
●	If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;
●	Expanding product offerings may expose us to new challenges and more risks;
●	If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;
●	We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;
●	If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected; and
●	If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects;
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections; and
●	Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to the ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs; and
●	Techniques employed by short sellers may drive down the market price of the ADSs.

Risks Related to Our Business and Industry

Our success depends upon the continued strength of our MINISO brand. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands “MINISO,” “WonderLife,” and “TOP TOY.” “MINISO” is our flagship brand. For the fiscal year ended June 30, 2021, revenue generated under our MINISO brand accounted for more than 95% of our total revenue. In December 2020, we launched a new brand, TOP TOY, which is committed to building comprehensive shopping platforms of art toys. See “Item 4. Information on the Company—B. Business Overview—Our Brands, Sales and Marketing—Our Brands.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and reinforcing consumer perceptions of “MINISO” as a brand of high appeal, high quality and high affordability.

We seek to promote our brand image through marketing initiatives, including celebrity endorsement, marketing through video and short-video platforms, and key opinion leader promotion, as well as other social media-based marketing and promotion activities. Promoting and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment and preferences of consumers to receiving information, including our increasing reliance on social media and online dissemination of advertising campaigns. If we do not continue to maintain and strengthen our brand image and grow the value of brands, in particular, the “MINISO” brand, we may lose the opportunity to build a critical mass of consumers. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even misinterpret our MINISO brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business.

Furthermore, as we continue to grow in size, expand our product offerings and extend our geographic reach, maintaining high-quality, high-appeal and high affordability of our products may be more difficult and we cannot assure you that we will be able to maintain consumers’ confidence in our brands. If consumers perceive or experience a reduction in the quality of our products, or consider in any way that we fail to deliver a consistently high quality products, our brand value could suffer, which could have a material and adverse effect on our business.

In addition, any negative publicity, with or without merits, relating to our products, shareholders, management, employees, operations, retail partners, local distributors, suppliers and other business partners, industry or products similar to ours, could materially and adversely affect consumer perceptions of our brands and result in decreased demand for our products.

We consider our trademarks, brand names and our other intellectual properties such as patents relating to product design to be material to our business. Due to the popularity of our products and our brand recognition in the retail industry in China, we have become an attractive target of copycat. We have seen copycat products on the market that attempt to cause confusion or diversion of consumer traffic from us. There are also companies that use company names that are highly similar to our corporate names used in China. If consumers misidentify copycat products as our products, our brand image and reputation could also be harmed. If we are unable to adequately protect these intellectual property rights, we may lose these rights, our brand image may be harmed, and our competitive position and business may suffer. See “—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” for more information.

The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations.

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

•	general economic and industry conditions;
•	disposable income of consumers;
•	discounts, promotions and merchandise offered by our competitors;
•	negative reports and publicity about the retailing industry;

•	outbreak of viruses or widespread illness, including COVID-19 caused by the novel coronavirus;
•	unemployment levels;
•	minimum wages and personal debt levels of consumers;
•	consumer confidence in future economic conditions;
•	fluctuations in the financial markets; and
•	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for our products, in particular discretionary items. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar retailers, including MINISO stores. COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

In addition, many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of sales, our selling and distribution expenses, and general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences.

The success of our operations depends on our ability to continuously offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of June 30, 2021, we had a network consisting of an in-house team of 130 designers and 34 design partners, including internationally renowned independent designers, professional design studios and design academies from 9 countries. We have also developed a sophisticated approach to collaborate with highly popular IP licensors to create co-branded products. As of June 30, 2021, we had established co-branding relationship with 58 IP licensors owning popular brands. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected.

A critical differentiator of our business is our ability to offer value to consumers, including offering quality products at prices that are highly appealing to consumers, which is pivotal to the success of our business. We vigorously execute our pricing strategy in our daily business operations. For the fiscal year ended June 30, 2021, more than 95% of our products had retail prices under RMB50 (US$7.74) in China. However, we face various challenges in maintaining the current price rates. For example, we may not have sufficient bargaining power in negotiating terms with our suppliers and procure products at favorable prices. As a result, we may have to price our products at higher-than-expected prices to achieve profitability. Even if we are able to price as we expected, our profit margin, if any, may be lower than our anticipation. Further, increases in raw material prices or production costs may also be shifted to us by our suppliers and result in our pressure to increase prices. Any increase in product prices may cause our sales volume to decline, and more importantly, undermine our positioning as a value retailer, making us less attractive to consumers and less competitive in the marketplace. Accordingly, the occurrence of any of the above would adversely affect our overall profitability, business, financial condition and results of operations.

In addition, the prices of the products we sell can be influenced by general economic conditions. For example, general inflation in the prices of the products we sell could cause us to mark up prices and thereby may negatively affect our product sales. Adverse general economic conditions could also increase costs to us, such as shipping rates, freight costs and store occupancy costs and further reduce our sales or increase our cost of sales, selling and distribution expenses, or general and administrative expenses. Our pricing strategy and competitive pressure may inhibit our ability to reflect these increased costs in the prices of our products without losing competitive position, and therefore reduce our profitability and materially adversely affect our business, financial condition and results of operations. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability. Accordingly, we may face periods of intense competition in the future, which could have a material adverse effect on our profitability and results of operations.

We are subject to additional risks in maintaining our products at appealing or competitive prices in the overseas markets. Substantially all of our products are manufactured in China and shipped to overseas markets. Countries to which we make export sales may take restrictive measures, such as trade tariffs, or anti-dumping duties and other non-tariff barriers, to protect their home markets. Any imposition of tariffs, anti-dumping duties, or other non-tariff barriers in one or more markets could result in additional costs to us and negatively affect our ability to price our products at appealing or competitive rates and/or a material reduction in our supplies of relevant products in those markets, which could have a material adverse effect on our business, results of operations and financial condition.

If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected.

Offering high-quality products is essential to the success of our business. In order to ensure that we continuously offer high quality products to consumers, we engage third parties to evaluate quality control qualifications of potential suppliers before we enroll such suppliers in our supplier base. Our quality control team is involved throughout the whole process of product development, from product design, raw material selection, to product manufacturing, and finally to several layers of quality inspections. Despite the fact that we have implemented several tiers of quality control measures, we have historically experienced product quality issues and cannot assure you that our products will not have any quality issues in the future. For example, in 2019, a type of tableware sold by a MINISO store in Shanghai was found by government authority to be not in compliance with the relevant specifications. We immediately removed such product from all MINISO stores in China and offered affected consumers the right to return such product. In 2019, a type of nail polish sold in MINISO stores in Shanghai was tested and found by government authority to be potentially hazardous to health. We appealed the initial test result and requested a retest. In August 2020, upon receiving the retest result, we removed the product from all MINISO stores in China and offered affected consumers the right to return such product. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of consumer confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. See also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Expanding product offerings may expose us to new challenges and more risks.

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each MINISO store. Offering new SKUs, expansion into diverse new product categories and increased number of products and stock keeping units involves new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our MINISO membership program in China and plan to further expand this membership program to overseas markets. In addition, managers of MINISO stores keep consumers constantly engaged by sharing MINISO content through WeChat chat groups and WeChat public account. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected.

We plan to expand our store network both domestically and internationally and we primarily rely on our MINISO Retail Partners and local distributors to realize such expansion. However, we may not be able to expand our store network as we planned. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties. For example, we may not be able to identify MINISO Retail Partners and local distributors with sufficient resources and strong local ties to collaborate with us. If our MINISO Retail Partners and local distributors fail to operate MINISO stores successfully for whatever reasons, they may not be willing or able to renew their agreements with us. As a result, the number of MINISO stores in our store network will decrease, which would negatively affect our store expansion plan.

Apart from relying on our MINISO Retail Partners and local distributors to expand our store network, we also establish and operate MINISO stores by ourselves. Expanding our store network through opening MINISO stores by ourselves also involves certain risks and uncertainties, such as our ability to obtain adequate funding for development and expansion costs, identify strategic markets globally, identify locations with large consumer traffic and commercial potential and secure leases on commercially reasonable terms, supply products in a timely manner to MINISO stores in different geographical locations, obtain the required licenses, permits and approvals, and recruit and retain talents with sufficient experience in the retail industry. Any risks and uncertainties listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels.

In addition to the above factors, our overseas expansions face additional difficulties and challenges. We have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate local management and employees. For example, our international store expansion slowed down in the first half of 2020 primarily due to the COVID-19 outbreak. There is no assurance that our international store expansion will not continue to decelerate or even fail in the future.

If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected.

As of June 30, 2021, over 95% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. Therefore, successful operations of MINISO stores by our MINISO Retail Partners and local distributors directly affect our results of operations. However, our MINISO Retail Partners and local distributors are independent from us and we cannot control many factors that impact the profitability of their MINISO stores. Despite the fact that we have direct access to key operational data from MINISO Retail Partner stores, which enable us to help our MINISO Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their MINISO stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of MINISO store operations may be compromised if we fail to effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors. Even if we can effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors, there are still a number of factors beyond our control which may results in failure by our MINISO Retail Partners and local distributors to successfully operate MINISO stores in a manner consistent with our standards and requirements. For example, our MINISO Retail Partners and local distributors may not be able to hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with MINISO Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

The successful operation of MINISO stores also hinges on the ability to provide superior shopping experience. If we, our MINISO Retail Partners or local distributors are unable to provide a superior shopping experience, consumers may lose confidence in us. In order to provide such superior shopping experience, we and our MINISO Retail Partners/local distributors strive to provide consumers with a wide variety of carefully designed high quality products, frequently changing product assortment to enable a treasure hunt shopping experience, offer our products at competitive prices, and timely response to consumer demands. However, there can be no assurance that these strategies can be executed effectively. Any negative publicity or poor feedback regarding consumer service may harm our brand and reputation and in turn cause us to lose consumers and market share.

There are also a number of factors that may affect the successful operation of MINISO stores. These factors include, without limitation, our ability to maintain and enhance the quality of our products; our ability to successfully implement our pricing strategies; our ability to offer new products to timely respond to changes in market opportunities and consumer preferences; our ability to continually increase the number of items sold to consumers; our ability to retain existing consumers and attract new consumers; our ability to attract new and maintain relationships with our existing third-party suppliers and other service providers; our ability to manage costs of our operations; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over MINISO stores; and our ability to monitor the overall operation of MINISO stores. Many factors beyond our control, including macroeconomic and regulatory environment, could also adversely affect the successful operation of MINISO stores.

In the past, we, our MINISO Retail Partners and local distributors shut down a small number of underperforming MINISO stores and may continue to do so in the future. We may also terminate our cooperation with MINISO Retail Partners or local distributors if their business, financial conditions and operation results are far below our expectation. In addition, if our MINISO Retail Partners and/or local distributors run into financial difficulties or even become bankrupt as a result of unsuccessful operation, negative impact of COVID-19 or whatever reason, our business and results of operations would be adversely affected.

Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks.

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB2,934.9 million and RMB1,780.4 million (US$275.8 million) in the fiscal years ended June 30, 2020 and 2021, accounting for 32.7% and 19.6% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

•	limited brand recognition (compared with our home market in China);
•	need to manage costs of securing optimal locations for MINISO stores;
•	difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;
•	difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;
•	difficulty to find qualified partners for overseas cooperation;
•	inability to anticipate foreign consumers’ preferences and customs;

•	difficulties in hiring experienced staff and managing foreign operations;
•	burdens of complying with a wide variety of local laws and regulations;
•	political and economic instability;
•	trade restrictions;
•	lesser degrees of intellectual property protection;
•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
•	a legal system subject to undue influence or corruption.

Our international expansion plans will place increased demands on our operational, managerial and administrative resources. For example, we have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate management and local employees. For example, the escalation of tensions between China and India as a result of border clashes between troops from the two countries have resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and India will develop, and what measures the India government will take towards products and services provided by and business operations of Chinese companies in India. There can be no assurance that we will not be targeted or affected by similar actions in the future, and our business operations and operating results in India will not be materially and adversely impacted by such actions. These increased demands and challenges may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing businesses and could have a material adverse effect on our business, results of operations or financial condition.

If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed.

Our products are sold to consumers through either our directly operated stores or through stores operated by our MINISO Retail Partners or local distributors. As of June 30, 2021, over 95% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. We typically enter into franchise agreements with our MINISO Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” for more information on different types of store operation models.

We believe consumers expect the same quality of our products regardless of whether they visit a store operated directly by us or by a MINISO Retail Partner or a local distributor, so we provide operational guidelines on key aspects of store operations ranging from frontline store-level staff training, store layout, merchandise mix, interior design, inventory management, to pricing recommendation so as to maintain our uniform image as a value brand across MINISO stores. However, we cannot assure you that we will be successful in monitoring store operations by our MINISO Retail Partners or local distributors and detecting any and all inconsistencies with our brand image or values or noncompliance with the provisions of our cooperation agreements by them. For example, our local distributors may deviate from our pricing strategy and sell our products at higher prices without our consent, which will jeopardize our brand positioning and image. Our MINISO Retail Partners or local distributors may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. See “—Illegal actions or misconduct of our MINISO Retail Partners, local distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.” Any noncompliance by our MINISO Retail Partners or local distributors with our operational guidelines could, among other things, diminish the overall shopping experience delivered to consumers, negatively affect our brand reputation or demands for our products.

If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected.

As of June 30, 2021, over 95% of MINISO stores globally are operated by our MINISO Retail Partners and local distributors. As a result, maintaining the relationship with and attracting new MINISO Retail Partners and local distributors to join our store network are critical to our business and results of operations. However, we may not be able to maintain our relationship with MINISO Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our MINISO Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of MINISO stores could also arise from failures by our MINISO Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our MINISO Retail Partners and local distributors will be able to successfully operate MINISO stores. As a result, our MINISO Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our MINISO Retail Partners or local distributors. As a result, our MINISO Retail Partners or local distributors may not be effectively motivated to sell more products or continue the cooperative relationships with us. If our MINISO Retail Partners or local distributors decide to shut down MINISO stores they opened, we will refund the corresponding deposit to them. If our MINISO Retail Partners or local distributors decide to shut down a large number of MINISO stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new MINISO Retail Partners and local distributors to join our network and open MINISO stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19. As of the date of this annual report, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

•

MINISO store operations: Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19 and its variants, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of being infected, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. During the period from July 2020 to June 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements. As of June 30, 2021, our headquarters and offices had been reopened in a disciplined manner, and the majority of MINISO stores in China were open and operating under normal business hours.

As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to June 2021. As of June 30, 2021, about 11% of MINISO stores in overseas markets were temporarily closed. Such negative impact of COVID-19 also negatively affected our store network expansion.

•

Operating results and other financial metrics: Negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. In overseas markets, 205 stores had not resumed operations as of June 30, 2021. The majority of those stores that resumed operations were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.4 million (US$275.8 million) in the fiscal year ended June 30, 2021. In China, sales growth was negatively impacted by the outbreak of the Delta variant of COVID-19 in Guangdong province during the period from late May to early July of 2021. We estimate that the GMV loss for the influenced stores during this period was around RMB50 million. While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of 2021 calendar year will be significantly affected with potential continuing impact of COVID-19 in subsequent periods.

The COVID-19 pandemic also negatively affected our supply chain such as manufacturing, warehousing and shipping of our products. See “—We are subject to certain risks relating to the warehousing and shipment of our products” and “—We rely on third-party suppliers to provide products to us. If we fail to manage and expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer” for more information. In addition, our inventory level was also negatively affected. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information.

The COVID-19 pandemic remains a rapidly evolving situation, with several variants emerging and causing further movement restrictions globally. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life could lead to new cases, which may lead to the reimposition of restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Illegal actions or misconduct of our MINISO Retail Partners, local distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our MINISO Retail Partners, local distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities, delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers might cause consumer complaints and negative publicities. Any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could also interrupt our operations, result in claims against us, subject us to damages and harm our reputation and brand image.

In addition, if our MINISO Retail Partners or local distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. For example, a local distributor in Canada engaged in fraudulent activities and caused harm to our reputation, our business and results of operations in Canada. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners and local distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners and local distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In the event that we become subject to claims caused by actions taken by our MINISO Retail Partners, local distributors, third-party suppliers, and other third parties. We may seek compensation from or take other actions against the relevant MINISO Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our MINISO Retail Partners, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our MINISO Retail Partners, local distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuation from period to period.

Our revenue growth historically was largely driven by the expansion of our MINISO store network. Our revenue per MINISO store has fluctuated significantly historically with a decrease of 19.8% from the fiscal year ended June 30, 2019 to the fiscal year ended June 30, 2020, and a decrease of 14.8% from the fiscal year ended June 30, 2020 to the fiscal year ended June 30, 2021. The decrease was primarily due to the outbreak of COVID-19, and an increasing number of new stores being opened in lower-tier cities and under penetrated locations as we continued to expand our footprint in China and globally, as well as increased competition issues we faced in 2019 and 2020.

•	A variety of factors may cause fluctuation in our revenue per MINISO store, including the following:
•	the size and the geographic location of MINISO stores;
•	decrease in store openings and closure of stores;
•	change in our store mix, including PRC versus international markets, breakdown in different tier cities in China, and breakdown in different locations within the same tier cities;
•	MINISO stores’ ability to maintain and increase sales to existing consumers, attract new consumers and satisfy consumer demands;
•	the frequency of consumer visits to MINISO stores and the quantity and mix of products consumers purchase;
•	the pricing of our products or change in our pricing strategies or those of our competitors;
•	timing and costs of marketing and promotional programs organized by us and/or our MINISO Retail Partners and local distributors;
•	our MINISO Retail Partners and local distributors’ ability to manage inventory and provide superior consumer experience;
•

the competition that we and/or our MINISO Retail Partners and local distributors face in the markets, for example, the entry of new competitors, introduction of new products or services by competitors and their marketing efforts;

•	epidemics and pandemics, such as the COVID-19 outbreak;
•	economic and geopolitical conditions in China and overseas markets; and
•	seasonal variations in demand.

We may continue to experience change in our store mix in the future. As a result, you may not be able to rely on our historical revenue per MINISO store as an indication of our future performance. Our revenue per MINISO store may further decrease and is not expected to grow significantly in the near future.

We rely on third-party suppliers to provide products to us. If we fail to manage or expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source our products from third-party suppliers. As of June 30, 2021, we had over 900 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the globe. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements. These framework agreements are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of the current agreements. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. For example, the outbreak of COVID-19 in China in early 2020 resulted in temporary business closures of certain of our suppliers and tight liquidity of a few of our suppliers, which led to delays in supplying products to MINISO stores. As the COVID-19 pandemic is still evolving, we cannot assure you that product supply delays would not happen again. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

We generally require our suppliers not to cooperate with certain of our competitors. However, we cannot assure you that our suppliers will fully comply with this requirement. Cooperating with our competing brands without our consent could lead to a leakage of confidential information that is critical to our product design and business operations or otherwise harm our competitive positions and business operations.

Our suppliers typically provide us a payment term of 30 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by consumers, or to offer these products at competitive prices.

Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. Furthermore, we purchased products on an arm’s length basis from related-party suppliers and may continue to do so in the future. We cannot rule out the possibility that there will be other parties alleging that these transactions were not conducted on an arm’s length basis. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to manage our relationship with existing suppliers and attract new suppliers to cooperate with us for any reason, our business and growth prospects may be materially and adversely affected.

In addition, our agreements with suppliers have various provisions on other topics such as employment and workplace safety. However, we do not have direct control over our suppliers or other business partners. Any non-compliance with these provisions by the suppliers could result in negative publicity against us, which could materially and adversely affect our reputation, brand image, business operations and results of operations.

We have undertaken strategic collaborations with IP licensors. If we fail to expand or maintain our collaboration with IP licensors, or our existing collaboration with any of our IP licensors is terminated or curtailed, or if we are no longer able to benefit from such business collaborations, our business and results of operations may be adversely affected.

Strategic collaborations with IP licensors is a key strategy for us to expand our product offerings. In the fiscal year ended June 30, 2021, we had entered into collaboration with 58 IP licensors owning popular brands to jointly develop products that were highly sought after by consumers. If we are unable to expand or maintain our collaboration with these IP licensors in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it may be very difficult for us to identify qualified alternative IP licensors, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations.

In addition, the license agreements we entered into with IP licensors contain extensive and detailed provisions setting forth scope of licenses, such as categories and sub-categories of products authorized to use licensed IPs and various excluded sub-categories of products, number of products within each categories that are allowed to use licensed IPs, territories where sales of co-branded products are allowed, among others. We, our employees and our business partners may inadvertently breach such IP protection provisions and therefore subject us to liabilities under our agreements with IP licensors. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with IP licensors, we may not be able to continue our cooperation with our IP licensors, which could have a material and adverse effect on our business and operating results.

Our agreements with IP licensors generally have a term of less than three years. If we are unable to sell all of the co-branded products in our inventory within a reasonable period of time after the expiration of relevant agreements, we will not be able to continue to sell those products and may have to destroy our inventories. As a result, we may have to write down such inventories, which would result in negative impacts on our operating results and financial conditions. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information on inventory related risks.

Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.

Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. Products that we sell could also lead to personal injuries. Product liability or personal injury claims may be asserted against us with respect to any of the products we sell. A successful product liability claim against us could require us to pay a substantial monetary award and the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against these claims. We may also not be able to maintain insurance against such claims on acceptable terms in the future. Our agreements with our suppliers generally require our suppliers to deposit certain amount of money in our bank accounts to ensure their compliance with the agreements with us and compensate us for any losses we may incur as a result of product defects. However, such limited amounts may not be sufficient to cover our losses arising from product liability issues. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full in a timely manner, or at all. Moreover, government investigations of or other regulatory measures regarding product quality issues or product liability or personal injury claims, even if unsuccessful or not fully pursued, could generate substantial negative publicity about our products and business, which would have material adverse effects on our reputation, brand, business, prospects and operating results, and these effects could persist over a long term.

We have historically initiated product recalls and may in the future, voluntarily or involuntarily, initiate product recalls if any of our products is proven to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expenses and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in China, consumers can return products they purchased within seven days of purchase or exchange products they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and increase our product offerings, we will need to work with a large number of new suppliers, MINISO Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, MINISO Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with omni-channel experience, and accelerate digital transformation of MINISO stores. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, we may expand and upgrade our office space and facilities by acquiring land to build an office building, which may lead to increased capital expenditure and negatively affect the funds available for executing our growth strategies or for our business operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.

Our inventories have increased from RMB1,395.7 million as of June 30, 2020 to RMB1,496.1 million (US$231.7 million). Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of sales during the period and then multiplied by the number of days during the period, and they remained at 78 days for the fiscal years ended June 30, 2020 and 2021, respectively. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. To reduce our inventory level, we usually choose to sell certain of our products at lower prices, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We are subject to certain risks relating to the warehousing and shipment of our products.

Before delivery of our products to MINISO stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to MINISO stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to MINISO stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of MINISO stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. For the warehouses we leased in China, we had to temporarily shut down those warehouses in February 2020 due to the outbreak of COVID-19. While MINISO stores and warehouses in China resumed normal operation in March 2020, the recent outbreak of the Delta variant of COVID-19 in several provinces in China, including Guangdong, has caused disruptions to the operation of our logistics and transportation service providers, which has negatively impacted our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed, we and our overseas distributors incurred increased costs on product delivery. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.

If we fail to successfully implement our e-commerce initiative, our business and results of operations could be adversely impacted.

The retail industry continues to rapidly evolve and consumers increasingly embrace e-commerce. As a result, the portion of total consumer expenditures with retailers occurring through e-commerce platforms is increasing. We have been implementing our e-commerce initiative to capture additional consumer base and provide our existing consumers new shopping experience. Our e-commerce initiative includes expanding our online offerings and broadening our online sales channels by collaborating with e-commerce platforms. To implement our e-commerce initiative, we will also cooperate with retail platforms and leverage our vast network of store-based communities to allow consumers to conveniently place orders with their store of choice, ultimately to provide consumers with seamless omni-channel shopping experience. We cannot assure you that we will be able to make, improve, or develop attractive, user-friendly and secure online sales channels that offer a wide assortment of merchandise at affordable prices with rapid and low-cost delivery options. We may also not be able to continually meet the changing expectations of online shoppers, developments in online and digital platform merchandising and related technology. All of these could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation, and have a material adverse impact on the growth of our e-commerce business, reputation and results of operations. In addition, if our e-commerce channels or our other client-facing technology systems do not function as designed or experience cyber-attacks, we may experience a loss of consumer confidence, data security breaches, lost sales, or be exposed to fraudulent purchases, any of which could adversely affect our business, reputation and results of operations. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.

The retail industry is intensely competitive and has low entry barriers. We compete for consumers, product suppliers and IP licensors. Our current or potential competitors include (i) traditional retailers, including specialty retail stores, supermarkets, and department stores; (ii) online retailers; and (iii) variety retailers competing with us locally. See “Item 4. Information on the Company—B. Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses.

Some of our current or future competitors may have more operating experience, greater brand recognition, better supplier relationships, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since our inception in 2013. However, there is no assurance that we will be able to maintain our historical growth rates in future periods and it is difficult to evaluate our future prospects based on our historical performance. Our revenue growth may slow or our revenues may decline for any number of possible reasons and some of them are beyond our control, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China and around the world, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. We will continue to expand our store network and product offerings and may explore new operating models to bring greater convenience and better experience to consumers and increase consumer base and number of transactions. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty and the total number of SKUs sold and number of transacting consumers may not grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new product categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline.

Our return and exchange policies may negatively affect our results of operations.

We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in China typically allow consumers to return the products within seven days of purchase and exchange products within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of 30 days to return or exchange products after a purchase. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.

Fluctuations in currency exchange rates may lead to volatility in our results of operations.

Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange gain of RMB14.2 million and net foreign exchange loss of RMB114.2 million (US$17.7 million) for the fiscal years ended June 30, 2020 and 2021, respectively.

We may purchase products or services with a currency other than the local currency. When we must acquire the currency to pay for such products or services and the exchange rates for the payment currency fluctuate in a manner unfavorable to us, our cost of sales may increase and we may be unable or unwilling to shift the costs to the products we sell, which will have an adverse effect on our gross profit. Consequently, unfavorable fluctuations in currency exchange rates have and may continue to adversely affect our results of operations.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Guofu Ye, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them in a timely manner, or at all. In addition, there may have been negative publicities about our management, which could negatively affect our reputation, brand image and business operations. Furthermore, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

Competition for qualified personnel is often intense. If we are unable to recruit, train and retain sufficient qualified personnel while controlling our labor costs, our business may be materially and adversely affected.

Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel globally. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to consumers may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially adversely affected.

If we are unable to conduct our marketing activities effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. For example, we recently engaged two celebrities as our spokespersons to promote our brands. We incurred promotion and advertising expenses of RMB128.4 million and RMB214.8 million (US$33.3 million) for the fiscal years ended June 30, 2020 and 2021, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Unfavorable fluctuations in the price, availability and quality of raw materials to our third-party suppliers could cause material production delays or materially increase our cost of sales.

The success of our overall business depends in part on the ability of third-party suppliers to timely obtain sufficient quantities of the necessary raw materials, of sufficient quality, at commercially acceptable prices to process and manufacture our products. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our gross profit margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials substantially decrease or if there are significant increases in prices of such raw materials, our third-party suppliers may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the retail prices of our products due to the increase in their procurement prices. Moreover, increases in wages and labor costs in China and other countries in Asia may also lead to material increases in our cost of sales, thereby decreasing our gross profit margins. Any of the above may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyrights, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our products. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, there can be no assurance that our patent and trademark applications will be approved, that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.

Due to the popularity of our products and our brand recognition in the retail industry in China, we have become an attractive target of copycat. We have seen copycat products on the market that attempt to cause confusion or diversion of consumer traffic from us. We have also brought a lawsuit against a third party that infringed our trademark rights and engaged in unfair competition. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. However, preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against patent, trademark or other proprietary rights infringement or unfair competition claims, which may be time-consuming and would cause us to incur substantial costs. We may also suffer from negative publicities relating to intellectual property infringement claims.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us and we may be involved in intellectual property right infringement claims. For example, we have been and may continue to be involved in intellectual property lawsuits, in particular, lawsuits alleging that certain of our products infringed other parties’ utility model patents or design patents. Some of those claims involve products that were designed by our suppliers or third-party designers. We have provisions in our agreements with suppliers or third-party designers requiring them to indemnify us all costs and expenses arising from claims that the products they manufacture or design infringe third parties’ intellectual property rights. Furthermore, historically certain of our subsidiaries, related parties, franchisee stores were involved in disputes regarding trademark, copyright and unfair competition with third parties and we may continue to be involved in such disputes or subject to lawsuits.

Intellectual property related negative publicities, with or without merits, may also harm our brand image and reputation. For example, there are negative publicities alleging that our company logo involves plagiarism. Although our company logo has been duly registered as a trademark and we are not involved in any intellectual property lawsuits relating to our company logo, these negative publicities could still adversely affect our brand image and reputation.

Additionally, our applications and uses of intellectual property rights relating to our design, product, software or other technologies could be found to infringe upon existing intellectual property ownership and rights. We may also fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand.

We rely on our information systems to process transactions, summarize results and manage our business. Any malfunction of our systems could harm our ability to conduct our operations.

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and client-facing digital applications and operations. See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. For example, when we first installed our major store operation system, SAP Enterprise Resource Planning system, or SAP ERP system, to certain MINISO stores upon entering into a new overseas market, our SAP ERP system experienced functionality issues. Although such issues were resolved in a timely manner, we cannot assure you we would not encounter similar issues in the future. In addition, large volume transaction during peak seasons such as Chinese New Year could also cause functionality issues of our SAP ERP system or system of other third-parties that are connected to our SAP ERP system. Any improper functioning of our SAP ERP system could cause interruptions of store operations. Daily operations of MINISO stores relies on SAP ERP system. If we are unable to maintain our cooperation with the provider of our SAP ERP system, we may not be able continue to effectively use such SAP ERP system in our business operations and we may also not be able to find any suitable alternatives at commercially reasonable terms in a timely manner. As a result, our business operations, results of operations and financial condition would be materially and adversely affected. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially adversely affect our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. We license the software programs supporting many of our systems from independent software developers. The inability of these vendors, developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a cyberattack. In addition, costs and delays associated with the implementation of new or upgraded systems and technology, including the migration of applications to the cloud, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information, disrupt operations and affect our ability to meet business and reporting requirements and adversely affect our profitability.

If we fail to adopt new technologies to cater to changing consumer requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we need to continue to stay abreast of evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives. See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities.” The investments in new technologies entail significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet consumer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.

The protection of consumer, employee, supplier, MINISO Retail Partner, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, MINISO Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences.

In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach to address information security threats and vulnerabilities designed to protect confidential information against data security breaches, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business.

As we implement our e-commerce initiative, we face heightened risks in the secure storage of confidential information and its secure transmission over public networks. For the orders and payments made through our e-commerce channels, consumers’ personal information is collected. Online payments for our products are settled through third-party online payment services. We also share certain personal information about consumers with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, we have accumulated a large volume of data, which cover consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, consumer service information, among others. Maintaining complete security for the storage and transmission of confidential information on our technology system is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.

We have adopted security policies and measures to protect our proprietary data and consumer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have an adverse effect on our business.

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, which lays out the lawful methods by which entities or individuals may collect data. The Data Security Law took effect on September 1, 2021. On July 10, 2021, Cyberspace Administration of China, or the CAC, released the Cybersecurity Review Measures soliciting public comments, or the CRM, pursuant to which critical information infrastructure operators or data processors with personal information of over one million users shall be subject to cybersecurity review before their overseas listings. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they potentially pose risks to national security. The exact scope of the CRM is not yet clear, including whether it applies to us. We cannot assure you that if the CRM is adopted into law in the future, we would not become subject to enhanced cybersecurity review. If the enacted version of CRM mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Since the CRM has yet to be signed into law, its scope and provisions may be subject to further revisions and thus its impact on our business remains uncertain. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards.

There have also been other significant developments in the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and will take effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to individuals within China or for the analysis and assessment of acts of individuals within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of critical information infrastructure are required to store, within the PRC territory, all personal information collected and produced within the PRC. These laws and regulations are recently issued, and there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. We believe that we are in compliance with the regulations and policies that have been issued by the CAC to date in all material respects. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of our mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

As we implement our e-commerce initiative and promote our loyalty programs in overseas market, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with consumers, suppliers and other third parties. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.

We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we are currently involved in certain civil litigation disputes in the United States involving subject matters such as contracts, labor law, torts, property, and other commercial matters, with one of the tort cases alleging presence of a certain toxic chemical in certain products we sold in the United States. We believe the claims brought forth in these lawsuits lack merit, and we have been and will be vigorously contesting them. In addition, we may become involved in additional lawsuits in the U.S. courts in the future. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

We may make acquisitions, establish joint ventures and conduct other strategic investments, which may not be successful.

To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances or making strategic investments and acquisitions. Acquisitions involve numerous risks, including difficulties in integrating the operations and personnel of the acquired companies, distraction of management from overseeing our existing operations, difficulties in executing new business initiatives, entering markets or lines of business in which we have no or limited direct prior experience, the possible loss of key employees and consumers and difficulties in achieving the synergies we anticipated or levels of revenue, profitability, productivity or other benefits we expected. These transactions may also cause us to significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment, issue common stock that would dilute our current shareholders’ percentage ownership, or incur asset write-offs and restructuring costs and other related expenses. Acquisitions, joint ventures and strategic investments involve numerous other risks, including potential exposure to unknown liabilities of acquired or investee companies. In connection with acquisitions, joint ventures or strategic investments outside China, we may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and will not materially adversely affect our business, financial condition or results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, food operation license, commercial franchise filing, and fire safety inspection. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

As of the date of this annual report, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “WonderLife” and “TOP TOY” brands. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “WonderLife” and “TOP TOY” brands, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time. As advised by our PRC legal adviser, if a franchiser engages in franchising activities without meeting the legal requirement mentioned above, relevant government authority may require such franchiser to make rectifications, confiscate incomes from illegal operations, impose a fine ranging from RMB100,000 to RMB500,000, and make announcements. We are currently making adjustments to our business operations under our “WonderLife” and “TOP TOY” brands so as to carry out relevant activities in a compliant manner. We established our two directly operated “WonderLife” stores in June 2020 and January 2021, and our first two directly operated “TOP TOY” store in December 2020 and April 2021. We plan to make the commercial franchise filing one year after the commencement of operation of these stores. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we have received since June 2018 and December 2020, the date when we commenced commercial franchising activities under the “WonderLife” brand and “TOP TOY” brand, respectively, and are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000.

In addition, as of the date of this annual report, we have not obtained the certificate for fire control inspection for three of our directly operated TOP TOY stores in China. As a result, such stores may be subject to fines or suspension of operation. We are taking rectification measures now, but we cannot assure you that such non-compliance can be rectified in a timely manner. It is also possible that we may have to relocate to other premises to continue the operation of such TOP TOY stores.

If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

We are subject to risks in relation to our business reorganizations.

We have conducted a few business reorganizations. See “Item 4. Information on the Company—A. History and Development of the Company.” We may in the future continue to reorganize our business or conduct other reorganization transactions. Conducting reorganization transactions involve risks and uncertainties. We cannot assure you that all business reorganization transactions we have completed or will conduct in the future will yield our expected results, provide anticipated strategic benefits or otherwise enhance shareholder value. We may even not be able to complete contemplated transaction as planned due to a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business, shareholder approval and the availability of financing. The process of exploring strategic alternatives may be time consuming and disruptive to our business operations. Reorganization transactions may also lead to loss of qualified employees. Although we have disposed of certain of our business operations, we cannot assure you that we would not be negatively affected by such discontinued operations. Any business practice or operational activity engaged by the discontinued operations or other parties that were involved in our business reorganizations, if challenged as inconsistent with best practice, improper or unlawful, may have a negative impact on our reputation due to the historical association or involvement in the reorganizations. For any new business we may acquire in the future, there may also be potential liabilities that we may not be able to discover in a timely manner, which may also negatively affect our business operations. If we are unable to effectively manage risks and uncertainties in connection with reorganization transactions, our business, financial condition, liquidity and results of operations could be adversely affected.

If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering in October 2020, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements to formalize, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to properly address complex accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate the deficiency. See “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” As of June 30, 2021, we determined that this material weakness had been remediated. However, our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our leased property interest may be defective and such defects may negatively affect our right to such leases.

We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected. In addition, we also lease properties in other jurisdictions and may be subject to similar issues or risks.

In addition, under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

We have limited insurance coverage, which could expose us to significant costs.

We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including property insurance covering inventory and warehouse. Miniso Hong Kong Limited also maintains commercial general liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide accident insurance for certain employees we dispatched to overseas countries. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine in the future that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased equity-settled share-based payment expenses.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, or the 2020 Share Incentive Plan, which amended and restated share incentive plan(s) we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2020 Share Incentive Plan. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 Class A ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 Class A ordinary shares reserved for issuance pursuant to any awards to be granted under the 2020 Share Incentive Plan. As of the date of this annual report, 5,418,124 restricted shares and options to purchase a total of 12,241,184 Class A ordinary shares have been granted and outstanding, excluding restricted shares or options that have been forfeited or canceled after the relevant grant dates. For the fiscal years ended June 30, 2020 and 2021, we recorded RMB364.4 million and RMB281.3 million (US$43.6 million) in equity-settled share-based payment expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with equity-settled share-based payment expenses may increase, which may have an adverse effect on our results of operations.

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

Recently there have been heightened tensions in international relations. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Recently, the U.S. government escalated tensions between the U.S. and China by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. In addition, there are two bills pending before the Congress of the United States purporting to address the use of forced labor in Xinjiang. If either or both of these bills are enacted into law, a presumptive ban could be imposed on the import of goods to the United States that are made, wholly or in part, in Xinjiang or by persons that participate in certain programs in Xinjiang that entail the use of forced labor. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. It remains to be seen if and when the bills will be enacted into law. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. However, there is no assurance that we will be able to identify all activities conducted by our suppliers or other business partners as we do not have a control over them. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of the ADSs. In addition, the tension between China and India as a result of border clashes between troops of China and India have also resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and other countries will develop. To the extent tensions in international relations between China and other countries escalate, our international operations, financial condition and results of operations could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. Any non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We sell our products to many countries or regions. Certain countries, regions, or individual counterparties with which we trade or operate in, or may trade or operate in the future, may be or become the subject of economic sanctions of one or more countries that may have jurisdiction over all or portions of our operations. Although we have adopted a policy of complying with all sanctions laws applicable to us, we have operations in a large number of countries, and there is no assurance we will be successful in complying with these types of laws, including sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Asset Controls, or OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union and its Member States, and others.

In particular, in early 2017, our Hong Kong branch entered into a five-year international agency contract with a North Korean company under which the North Korean company purchased our products and operated a store in Pyongyang, North Korea under the “MINISO” brand. We terminated the international agency contract and our relationship with the North Korean company in August 2017. During this brief period in 2017, we sold approximately RMB0.6 million in store decoration materials and products to the North Korean company.

North Korea is subject to sanctions programs implemented and enforced by various jurisdictions, including China, Japan, Hong Kong and the United States. Certain of these sanctions were enacted pursuant to resolutions of the United Nations Securities Council, or the UNSC. These UNSC resolutions direct United Nations member states to implement sanctions on North Korea, including prohibitions on exports of luxury goods and the formation of joint ventures. While sanctions are implemented and enforced at the national level, the sanctions are monitored by a UN Panel of Experts for North Korea, which periodically issues public reports that include information on observed violations of the sanctions and encourages member states to bring enforcement actions.

A report from the UN Panel of Experts for North Korea dated March 5, 2018 included information about the MINISO brand store in Pyongyang as a possible violation of the sanctions prohibiting the sale of luxury goods and the establishment and maintenance of joint ventures. A second report from the UN Panel of Experts dated March 5, 2019 noted the continued operation of the Pyongyang store (as of July 2018) and the existence of a possible joint venture between us and the North Korean company as a violation of sanctions. Subsequent to our being named in the UN reports, we provided cease and desist letters to the North Korean company instructing them to cease using our brand name or trade dress; we also contacted the UN Panel of Experts to explain that our exports to North Korea were not luxury goods, that we had terminated our relationship with the North Korean company in August 2017, and that we had not entered into any joint venture with a North Korean company. We were also contacted by Hong Kong and Japanese enforcement authorities and provided them with similar information. Although we have terminated the international agency contract and our relationship with the North Korean company and provided cease and desist letters to the North Korean company instructing it to cease using our brand name or trade dress, the North Korean company may not follow our instruction and continue to illegally use our brand name or trade dress in the North Korea.

We may be subject to sanctions enforcement actions as a result of our prior sales to North Korea or other activities, which could subject us to fines or other civil or criminal penalties and could be material to our results of operations. Although we have not been named in the subsequent UN reports issued in August 2019 and March 2020, we cannot assure you that we will not be named in any UN reports or subject to other sanctions in the future. If that were to happen, our international operations, results of operations, financial condition, or even our participation in the U.S. dollar payment and settlement system would be materially and adversely affected. The United States has also since September of 2017 maintained a “secondary sanctions” regime against North Korea, pursuant to which there is authority to impose U.S. blocking sanctions against entities engaged in targeted transactions involving North Korea, including any significant exportation of goods, services, or technology to North Korea, whether or not such transactions fall within U.S. jurisdiction in any way. Imposition of U.S. blocking sanctions against us would effectively exclude us from the U.S. dollar economy and would have a materially adverse effect on our business.

Furthermore, any violation of economic sanctions, or even an alleged or suspected violation, could harm our reputation and cause financial institutions or other counterparties to refuse to do business with us. Our relationships with very few international financial institutions have been affected as a result of the UN reports, as they have sought details about our business with sanctioned parties, and future events could have a further impact. Such events could also cause some investors to sell or avoid purchasing our securities, to be consistent with their internal investment policies or to avoid reputational damage. All of these may negatively affect our business, our results of operations, or the trading price of the ADSs. In addition, changes in economic sanctions laws in the future could also adversely impact our business and investments in the ADSs.

Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance.

In addition to the impact of COVID-19, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially adversely affect our business and financial performance. Uncharacteristic or significant weather conditions can affect consumer shopping patterns, which could lead to lost sales or greater than expected markdowns and materially adversely affect our results of operations. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and sell our products. These events could also result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods to overseas, delay or increased transportation costs in the delivery of goods to our warehouses or stores, the inability of consumers to reach or have transportation to stores directly affected by such events, the temporary reduction in the availability of products in stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. To the extent these events result in the closure of one or more of stores or our administrative offices or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected. Our headquarters is located in Guangzhou, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Guangzhou. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

A majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The retail industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 also had some impact on the Chinese economy in 2020. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal lights. However, since PRC administrative and court authorities have the authority and discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, recently, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.

These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we operate our business, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our products. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have only entered into a few hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through registration procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize cash generated from our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues dominated in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Foreign Currency Exchange.”

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations. As of the date of this annual report, Mr. Guofu Ye, Mr. Minxin Li and Ms. Yunyun Yang, who directly or indirectly hold shares in our Cayman Islands holding company, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles, which may not be completed in a timely manner, or at all.

In addition, we have notified all shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or MOC branches. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with applicable registration or approval requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE, NDRC and MOC regulations. Failure by such shareholders or beneficial owners to comply with SAFE, NDRC and MOC regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, the PRC government authorities may strengthen oversight over foreign investment in China-based issuers like us. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of Chinese concept stocks will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by those limited by shares companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down on Illegal Securities Activities were only issued on July 6, 2021, and no further explanation or detailed rules and regulations with respect to the opinions have been issued yet, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor,” who has personal information of more than one million users and is going to list abroad, must report to the relevant cybersecurity review office for a cyber security review before any listing on a foreign stock exchange. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, or options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made contributions in full to social insurance and housing provident fund for some of our employees based on relevant PRC regulations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits. In addition, our provision for these liabilities may not be adequate, particularly in light of the recent tightening regulations. As a result, our financial condition and results of operations may be materially and adversely affected.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries have received financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties, file relevant report with the tax authorities and retain the relevant materials for future inspection. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce. Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance or other functional departments of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, including internet-based companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

•	In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings and cash flow;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new offerings, solutions and expansions by us or our competitors;
•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	detrimental adverse publicity about us, our services or our industry;
•	announcements of new regulations, rules or policies relevant to our business;
•	additions or departures of key personnel;
•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	potential litigation or regulatory investigations; and
•	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of August 31, 2021, our executive officers, directors, and their affiliated entities together held approximately 84.6% of our total voting power. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of August 31, 2021, Mr. Guofu Ye and Ms. Yunyun Yang beneficially owned an aggregate of 328,290,482 Class B ordinary shares and 461,114,579 Class A ordinary shares, and Mr. Guofu Ye had been authorized by the holders of 89,265,308 Class A ordinary shares to exercise the voting power on their behalf, which, in aggregate, represented 81.6% of our total voting power. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. As of August 31, 2021, we had 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares issued and outstanding, among which 321,189,720 Class A ordinary shares were in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. If we rely on additional exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for our taxable year ended June 30, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of the ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our Class A ordinary shares, including those in the form of ADSs. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions passed by the company’s shareholders). Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.’

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, we will incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. We also expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

We are subject to the NYSE’s corporate governance listing standards. However, the NYSE’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Based on the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act, we also have one year from October 14, 2020, the date of effectiveness of the registration statement on Form F-1 (File Number 333- 248991) for our initial public offering, to meet the requirement that all of the members of our audit committee, compensation committee, and nominating and corporate governance committee must be independent directors, which we currently do not meet with respect to any committee. Currently, we do not rely on home country practice with respect to any corporate governance matter, but if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings at least 40 days in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;
•	we reasonably do not know of any substantial opposition to the matter to be voted on at the meeting; or
•	the matter to be voted on at the meeting is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Item 4.Information on the Company

A.History and Development of the Company

We commenced our business operations in 2013 and established Miniso (Guangzhou) Co., Ltd., or Miniso Guangzhou, our current PRC holding company and one of our major operating entities in China, in October 2017. After Miniso Guangzhou was established, businesses that were originally conducted by our predecessor entity in China and related assets and liabilities were transferred to Miniso Guangzhou and its subsidiaries in China during the period from November 2017 to November 2018. Miniso Guangzhou also acquired the equity interests in certain companies that were ultimately controlled by Mr. Guofu Ye.

In December 2017, Miniso Guangzhou established Miniso (Hengqin) Enterprise Management Co., Ltd. in China, which serves as a licensor that licenses other parties the right to use our trademarks in China.

In May 2018, Miniso Guangzhou acquired all equity interest of (i) Miniso International (Guangzhou) Co., Ltd., or Miniso International, which was established in China in May 2017 by our predecessor entity, and (ii) Miniso Youxuan Technology (Guangzhou) Co., Ltd., or Miniso Youxuan, which was established as a wholly-owned subsidiary of Miniso International in China in August 2017. Miniso International primarily engages in international trade businesses. Miniso Youxuan and its subsidiaries are primarily responsible for implementing our e-commerce initiative.

During the period from September 2018 to November 2018, we (i) acquired 67% of the equity securities of PT. Miniso Lifestyle Trading Indonesia, which was established in January 2017 in Indonesia by a company controlled by Mr. Guofu Ye, (ii) established MIHK Management Inc. as the holding company of our business operations in Canada, (iii) acquired 100% of the equity securities of USA Miniso Depot Inc., which was established by an individual on behalf of Mr. Guofu Ye in the United States, and (iv) acquired 100% of the equity securities of Miniso Life Style Private Limited, which was established in June 2017 in India by a company controlled by Mr. Guofu Ye. The main businesses operated by these subsidiaries are as follows:

•	PT. Miniso Lifestyle Trading Indonesia primarily engages in selling our products to local distributors, which in turn sell our products to local consumers.
•	MIHK Management Inc. conducts business operations in Canada through its subsidiaries. Prior to the establishment of Miniso Canada, our local distributors operated MINISO stores in Canada.
•	USA Miniso Depot Inc. serves as the holding company of our business operations in the United States and operates our business in the United States through its subsidiaries.
•	Miniso Life Style Private Limited primarily engages in import and export business, local distributions, and franchising activities.

In addition to the above overseas operations, we also conduct business operations through subsidiaries in Japan, Ukraine, Uzbekistan, Poland and Singapore. Besides, our products are sold in a number of other overseas markets such as Mexico, Philippines and Thailand through MINISO stores operated by our MINISO Retail Partners and/or local distributors.

During a reorganization in 2020, we established our current offshore holding structure. Specifically, we established Miniso Group Holding Limited, or Miniso Group, in Cayman Islands in January 2020 as our offshore holding company. In the same month, Miniso Group further established in British Virgin Islands (i) Miniso Universal Holding Limited, or Miniso Universal, as our offshore holding company of our operations in China, and (ii) Miniso Global Holding Limited, or Miniso Global, as our offshore holding company of our overseas operations. In February 2020, Miniso Universal further established Miniso Development Hong Kong Limited, or Miniso Development HK, in Hong Kong to (a) hold Miniso Guangzhou, our PRC holding company, and (b) engage in overseas operations through entering into master license agreements and product sales agreements with overseas MINISO Retail Partners and local distributors.

After the completion of the reorganization in 2020, Miniso Global became the offshore holding company of our overseas operations and hold our overseas subsidiaries directly or indirectly through Miniso Investment Hong Kong Limited, or Miniso Investment HK, a subsidiary we established in Hong Kong in November 2017. Miniso Hong Kong Limited, or Miniso HK, which we established in Hong Kong in January 2018, currently serves as a licensor that licenses the right to use our trademarks to overseas parties. Miniso HK also enters into intellectual property related agreements for our overseas operations.

In May 2019, our board of directors approved a plan to dispose of certain loss-making subsidiaries that operate the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations accordingly. We completed the disposal of these businesses during the period from December 2019 to April 2020. The NOME business was disposed to Mr. Guofu Ye. The NOME business, which had over 200 stores, was operated under the NOME brand and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company which operated similar business under the same brand. As of the date of this annual report, all of the NOME stores have been closed.

In September 2020, Miniso Guangzhou established TOP TOY (Guangdong) Technology Co., Ltd. in China, which primarily engages in our art toys business.

In October 2020, we completed our initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “MNSO.” We raised approximately US$625.3 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In December 2020, we formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by our controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou. We hold 20% of the shares of the joint venture company while YGF MC Limited hold the remaining 80% of the shares of the joint venture company. The total investment for the headquarters building project was estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for acquisition of land use right and the remaining as building costs.

Our principal executive offices are located at 25F, Heye Plaza, No. 486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86 20 3622 8788. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our corporate website is http://ir.miniso.com. The information contained on our website is not a part of this annual report.

B.Business Overview

We are a fast-growing global value retailer offering a variety of design-led lifestyle products. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. As of June 30, 2021, we served consumers primarily through our network of over 4,700 MINISO stores, of which we directly operated 110, including over 2,900 MINISO stores in China and over 1,800 MINISO stores across about 90 countries and regions in the rest of the world.

Aesthetically pleasing design, quality and affordability are at the core of every product we deliver. In the fiscal year ended June 30, 2021, we offered consumers a wide selection of over 8,800 core SKUs, the vast majority of which were under our flagship brand “MINISO.” MINISO’s product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In the fiscal year ended June 30, 2021, MINISO launched an average of about 550 SKUs per month.

We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, co-branding collaborations, and an efficient supply chain, are critical to the success of our business.

•

Dynamic product development. The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our highly experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100 new SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

•

Co-branding collaborations. Our co-branding collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with 58 IP licensors as of June 30, 2021 who own popular brands such as Universal, Tencent, NBA and Coca Cola, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to MINISO stores to enjoy a shopping experience replete with pleasant surprises.

•

Efficient supply chain. Leveraging China’s massive supply chain, we source directly from qualified manufacturers in China that can meet our sophisticated demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain in terms of efficiency. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of MINISO store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation. Our technology augments our operational know-how by giving us deeper insights into consumer preferences. Our focus on delivering distinct value propositions within a relaxing and engaging shopping environment generates excitement and encourages frequent visits, allowing us to build a large and loyal base of consumers mostly from the younger generations.

Our path to success in our home market, China, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this innovative model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment returns. Our MINISO Retail Partners are motivated to maintain a loyal relationship with us. As of June 30, 2021, 494 of our 820 MINISO Retail Partners had invested in MINISO stores for over 3 years.

Our playbook, underpinned by a relaxing shopping experience full of delightful surprises, is designed to resonate with business partners, distributors and consumers across the globe. Since we opened our first MINISO store in China in 2013, we had expanded to over 1,800 MINISO stores in about 90 countries and regions outside of China as of June 30, 2021. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. In December 2020, we launched a new brand, TOP TOY, which is committed to building comprehensive shopping platforms of art toys. We plan to leverage our core strengths, such as our highly effective supply chain, in-depth retail know-know, highly effective and scalable MINISO Retail Partner model and globalization capabilities to develop our TOP TOY brand. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 32.7% and 19.6% of our total revenue for the fiscal years ended June 30, 2020 and 2021, respectively.

Our Business Model

The following diagram Illustrates our business model end the various participants in our business:

Engaging
CONSUMERS
• Enjoy surprises and happiness
• Consumer-centric approach with deep consumer insights from millions of daily visits around the globe
MINI
SO
Right
MERCHANDISE
• High appeal and high quality products with frequent renewals supported by dynamic product development and co-branding
• Extreme velue-for-money underpinned by unmatched supply chain
Massive
NETWORK
• Flexible store operation models to expand in China and globally
• In-depth know-how
• Tech-empowered store operation

Our Products

Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. MINISO’s product offering encompassed about 8,800 core SKUs in the fiscal year ended June 30, 2021 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts.

To attract and keep the interest of consumers, we also update MINISO’s product portfolio frequently with new and trendy products. With our “711 philosophy,” every 7 days, we aim to launch approximately 100 new SKUs carefully selected from a large library of 10,000 product ideas. In the fiscal year ended June 30, 2021, MINISO launched an average of about 550 SKUs per month.

MINISO aims to serve a large population globally with affordable lifestyle products. In general, we set our product prices at levels that are competitive by local pricing standards for similar products. We are able to achieve this competitive price level leveraging China’s unmatched massive supply chain in the lifestyle product sector, large procurement volumes, punctual payment to suppliers and continuously optimized supply chain, which collectively contribute to our procurement cost advantages. In the fiscal year ended June 30, 2021, more than 95% of MINISO products had retail prices under RMB50 (US$7.74) in China.

Under our TOP TOY brand, we offered around 3,000 SKUs in the fiscal year ended June 30,2021 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures and other popular toys.

Product Design and Development

Popular, aesthetically pleasing and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction. Our product design also tends to reflect heavy Japanese influences, partly due to one of our head designers hailing from Japan.

Product Design Capabilities

We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of June 30, 2021, we had a designer network that includes an in-house team of 130 designers as well as 34 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 9 countries. To integrate the design capabilities of these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team. We generally pay a design service fee for each design we engage our design partners to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design partners to receive a small percentage of the sales revenue from products featuring their design when the product sales exceed a certain threshold.

Product Development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of June 30, 2021, we had a team of 106 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval before market launch. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

Our technology capabilities play an important role in our product development process. Our Smart Merchandise Selection Assistant enables us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. Our technology capabilities also allow us to monitor sales performance and consumer feedback of each SKU closely, helping us actively manage product life cycle and continuously improve existing SKUs.

We hold weekly merchandising committee meetings to adjust our merchandising strategies for market trends and select new SKUs to bring to market, with rigorous SKU selection criteria and deep involvement of our chairman and other experienced senior management. In certain international markets, we also have localized merchandising strategies supported by collaboration among our product managers, local suppliers and our international operation teams, and we tend to source uniquely local products directly from local sources. As a result, our new SKUs are responsive to prevailing market needs and local consumer tastes and preferences.

Co-branding Collaborations

Co-branding with IP licensors signifies our another effort to frequently refresh our product assortment. During the course of our business operations, we have developed a sophisticated approach to collaborating with highly popular IP licensors in developing co-branded products. We believe these co-branding collaborations are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. In addition, we actively explore co-branding collaboration with IP licensors that resonate with a broad group of consumers globally.

As of June 30, 2021, we had established co-branding relationships with 58 IP licensors who own many popular brands such as Universal, Tencent, NBA and Coca Cola. Our agreements with IP licensors typically have a term of less than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding diversity to our products and attracting more consumers to MINISO stores as a result.

Our Store Network

As of June 30, 2021, our store network consisted of over 4,700 MINISO stores across the globe, with more than 2,900 MINISO stores in over 300 cities across China and more than 1,800 MINISO stores across about 90 counties and regions mainly in the rest of Asia, Americas and Europe. In addition to the MINISO stores dedicated to selling products under our MINISO brand, our store network also includes stores for our emerging brands, WonderLife and TOP TOY. The following table shows the number of MINISO stores and TOP TOY stores in China and internationally:

	As of
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2019	2019	2020	2020	2020	2020	2021	2021
Number of MINISO stores
China	2,384	2,543	2,535	2,533	2,633	2,768	2,812	2,939
- Directly operated stores	11	8	8	7	5	5	5	5
- Third-party stores(2)	2,373	2,535	2,527	2,526	2,628	2,763	2,807	2,934
Overseas(1)	1,529	1,668	1,688	1,689	1,697	1,746	1,775	1,810
- Directly operated stores	79	126	122	122	115	105	107	105
- Third-party stores(2)	1,450	1,542	1,566	1,567	1,582	1,641	1,668	1,705
Total	3,913	4,211	4,223	4,222	4,330	4,514	4,587	4,749
Number of TOP TOY stores	—	—	—	—	—	5	9	33
- Directly operated stores	—	—	—	—	—	1	2	2
- Third-party stores(2)	—	—	—	—	—	4	7	31

Notes:

(1)

Overseas stores exclude a small number of stores under certain overseas businesses that we had disposed of as of June 30, 2020. We completed such business disposal during the period from December 2019 to April 2020. See “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Discontinued Operations.” After the disposal, these excluded stores may continue to have business transactions with us.

(2)	Third-party stores include those operated under the MINISO Retail Partner model and those under the distributor model.

Store Operation In China

As of June 30, 2021, apart from five directly operated stores, substantially all of our other MINISO stores in China were operated under our innovative MINISO Retail Partner model. The MINISO Retail Partner model is a hybrid store operation model that takes advantageous elements from the franchise store model and the self-operated chain store model. Under this model, we provide operational guidance in the form of store management and consultation services to MINISO Retail Partners, operating in an asset-light manner.

Under our MINISO Retail Partner model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we provide store management and consultation services to MINISO Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across MINISO stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by MINISO Retail Partner stores. We constantly monitor the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. Our contractual agreements with MINISO Retail Partners typically last for three years or less.

We usually choose MINISO Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting MINISO Retail Partners being their management ability and industry experience. We verify the potential MINISO Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities.As of June 30, 2021, apart from two directly operated stores, substantially all of our TOP TOY stores in China were operated under the MINISO Retail Partner model.

Overseas Store Operation

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets.

In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. When selecting local distributors, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering the distributor’s management ability and industry experience. Under the distributor model, we typically enter into a license agreement and a sales agreement with each of our local distributors.

License agreement. Under the license agreements, we grant our local distributors an exclusive right to establish or, subject to certain conditions and our consent, sublicense other parties to establish MINISO stores in certain licensed territories. Our local distributors also have pricing right over the inventory sold in store, although we normally have contractual terms that allow us to recommend product pricing. Without our written consent, our local distributors are not allowed to sell in the licensed MINISO stores any products that are not our MINISO branded products. In addition, in order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by our local distributors, we license our local distributors to use our intellectual property rights such as brand name and trademarks in the licensed territories in a manner pursuant to the license agreements such as no further sublicense of our intellectual properties and using such intellectual properties without prejudicing our rights to such intellectual properties. Any breach of such intellectual property license provisions may be deemed to be a material breach. We typically charge a fixed amount of license fee for such license. We also require our local distributors to deposit with us a compliance deposit to ensure that our local distributors perform their obligations under the license agreements. The license agreements also set forth certain performance targets. Failing to meet such performance targets by our local distributors may be construed as a material breach under the license agreements. Besides, the license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with MINISO Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation. Our license agreements usually have a term of two to ten years.

Sales agreement. Our sale agreements with local distributors generally have a term ranging from two to ten years. Our local distributors place orders with us pursuant to such sale agreements. Our local distributors can only sell our products through licensed MINISO stores within licensed territories, any breach of such license will entitle us to terminate the sale agreement with such local distributor and claim damages.

The distributor model differs from the MINISO Retail Partner model in a few key facets. Operationally, although we have the right to supervise the operation of distributor stores to ensure that they adhere to certain operational standards, we do not provide store management and consultation services to distributors and have less operational involvement with them. In terms of product sales, inventory ownership is transferred to distributors when the inventory gets delivered to the place specified by the distributors in their orders, while we retain inventory ownership until in-store sale to consumers under the MINISO Retail Partner model. In our agreements with MINISO Retail Partners, there is no equivalent to the performance targets in our license agreements with distributors, which usually specify the number of MINISO stores the distributors must open and successfully operate in their licensed territory within an agreed time frame.

In strategic markets with large population and huge market potential such as North America and India, we typically enter the markets by opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our MINISO Retail Partner model or distributor model to more rapidly expand our store network in these markets. We operate under the MINISO Retail Partner model in markets such as Indonesia.

As of June 30, 2021, in international markets, there were over 100 stores directly operated by us and over 1,700 MINISO Retail Partner stores and stores under the distributor model.

Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our Supplier Network

As of June 30, 2021, we sourced from over 900 suppliers, who are mostly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with highly qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, and frequently launch a sizeable number of new SKUs; we do not rely on agreements with suppliers to achieve these goals.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our inventory needs in the fiscal year ended June 30, 2021.

We operate a centralized procurement system when sourcing from our suppliers. We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers. We further optimize our supply chain by regularly providing improvement advice to our suppliers on various production-related issues, including product quality, production efficiency and cost control, so that supply chain optimization becomes an ongoing process. We have also begun to send experts to important suppliers to help them optimize production efficiency and cost control on site, among other production related areas.

Our framework agreements with our suppliers typically have terms that ensure our suppliers will adhere to our delivery instructions and quality control standards, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time and to compensate us for losses arising from defects in product quality.

Our Supply Chain Management System

We utilize our supply chain management system to maintain close collaboration with our suppliers and deeply integrate them into our product development and inventory management process. Our supply chain management system allows us to plan, manage, monitor and coordinate on every step of the supply chain process, improve inventory management, and shorten order and reorder lead time. For example, the merchandising and procurement module of this system automatically generates orders and reorders of appropriate size to suppliers based on real-time inventory level and store-level sales forecast, streamlining the order and reorder processes. In addition, the automated replenishment module of this system regulates the store-level inventory replenishment process, and calculates just-in-time adjustment among stores for slow-moving SKUs to optimize our network-wide merchandise mix while mitigating inventory risk.

With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 78 days in the fiscal years ended June 30, 2020 and 2021.

Quality Control

We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. Suppliers have to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards, and defective product handling. Upon receipt of product shipments from suppliers, we perform quality inspection on random samples to detect any quality issue. We also pay regular visits to our suppliers to ensure that their facilities, equipment and finished products are up to our standards. We also have an online quality control system that visualizes our standard quality inspection procedures and allows us to coordinate with our suppliers, MINISO Retail Partners and distributors on detecting and correcting any quality issues.

Warehouses and Logistics

As of June 30, 2021, our products were distributed through our 20 leased warehouses, 12 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

In China, suppliers are generally responsible for delivering products to our warehouses either by themselves or through third-party logistics service providers. Generally, in international markets, a majority of products are from our operation in China, which are delivered to the local warehouses by third-party logistics service providers engaged by us, while a minority of products are from local suppliers, which are delivered by these local suppliers or third-party logistics service providers engaged by them to local warehouses.

Products are distributed from our warehouses to MINISO stores (other than those operated by local distributors) at a frequency depending on demand, and shipments are allocated dynamically based on real-time consumer demand and inventory data.

Our Brands, Sales and Marketing

Our Brands

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. The MINISO brand image closely aligns with our mission: to enable the world to enjoy life’s little surprises. We also have an emerging brand “WonderLife,” which focuses on consumers who are more value-minded in China. In December 2020, we launched a new brand, TOP TOY, which is committed to building one of the world’s largest and most comprehensive platform of art toys. TOP TOY provides a one-stop shopping platform for customers and players with fashion culture and belief through its cultivating independent design teams around artists, incubating IP operations, and promoting and spreading fashion culture.

Sales Channels

We sell the majority of our products through our extensive offline store network, but we have also started to develop online sales channels. Our sales channels mainly comprise the following:

MINISO Stores. As of June 30, 2021, there were over 4,700 MINISO stores across the globe, with over 2,900 MINISO stores in China and over 1,800 MINISO stores throughout the rest of the world.

TOP TOY Stores. As of June 30, 2021, there were over 30 TOP TOY stores, all of which located in China.

Online Channels. We supplement our offline store network by accepting online orders via our WeChat Mini Programs and our online stores on third-party e-commerce platforms including JD, Ele.me, Pinduoduo and Meituan, mainly in China. Consumers may order products to be delivered from either local MINISO stores or from our warehouses using either type of these online sales channels.

Marketing and Consumer Engagement

We believe our wide assortment of trendy, innovative and affordable products are what draw consumers to visit MINISO stores, and the relaxing, treasure-hunting and engaging shopping experience at MINISO stores also turns certain store visitors into repeat visitors or purchasers. To promote our brand image, we have launched various marketing initiatives, including the appointment of celebrity brand ambassadors and featuring them in promotional material, marketing through video and short-video platforms, and KOL promotion on livestreams, with online and social media-based marketing and promotion efforts being our focus going forward. Specifically, our membership program and store-based consumer community are two marketing and consumer engagement measures that have proved particularly effective in China.

Membership Program. We launched our MINISO membership program in China in August 2018. As of June 30, 2021, we had accumulated 33.1 million members with at least one purchase over the past 12 months.

Store-based Consumer Community. A MINISO store in China generally displays a QR code that allows consumers visiting the store to join the store’s WeChat group, which is managed by our product specialists, who keep consumers constantly engaged by sharing mainly MINISO product-related content in these WeChat groups. Consumers who are group participants may be enticed to either place orders through the product specialists managing the group or go to MINISO stores to shop for our products.

Technology Capabilities

At the core of our technology capabilities is our SAP ERP system, which has different modules or sub-systems that manage different aspects of our business operation, including warehouse management, merchandising, sales, consumer and transaction data, human resource and finance. Our other technology systems can be integrated with our SAP ERP system, thereby allowing data sharing and better coordination across our systems. The major systems outside of our SAP ERP system mainly include our supply chain management system.

Our supply chain management system connects us with our suppliers, and it can give suppliers access to certain sales data on our end for better production coordination. By integrating suppliers into our supply chain management process, our supply chain management system also allows us to plan, manage and monitor every step of the supply chain process, leading to improved inventory management and shorten order and reorder lead time. Our supply chain management system also has an online quality control module that permits visualization of our standard quality inspection procedures.

There are a few other systems employed by MINISO store managers in managing daily store operations. Our store manager assistant program and mobile store management workstation provide MINISO store managers with real-time inventory level, product sales trends, pricing information, and important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and streamline store operation.

We currently use third-party clouds to host our network infrastructure. The third-party cloud service providers have extensive encryption protocols and other security measures in place to safeguard our data.

Data Privacy and Security

We are committed to protecting consumers’ personal information privacy and security, and we have an internal team dedicated to handling data privacy and security. We have obtained and implemented a series of policies on data collection, processing and usage, such as a data protection policy, a set of third-party information security guidelines and an incident response policy. We have obtained the ISO/IEC 27001:2013 information security certification and the ISO/IEC 27701:2019 privacy protection certification issued by the British Standards Institution, an internationally renowned standards body. These certifications attest to the sufficiency of our information security and privacy protection measures.

Data protection policies. We have a company-wide data protection policy that sets data protection and security standards internally and regulates the collection, handling, storage and transferring of data pertaining to suppliers, consumers, business partners and employees.

Third-party information security guidelines. These guidelines govern how we manage interactions with suppliers and service providers to ensure information security and data protection, and they stipulate the responsibilities, procedures and requirements to be followed by our employees in managing information security and data privacy with suppliers and service providers. These procedures include, but are not limited to, requiring any employee, agent or outsourcing partner of the supplier or service partner to sign a confidentiality agreement that forbids unauthorized disclosure and provides for handling method of any personal data from our side.

Incident response policy. Our incident response policy implements the incident response mandate provided in the data protection policy, describes the incident response plan that has to be followed by relevant personnel through the incident lifecycle, and ensures quick detection and reporting of and response to data leakage incidents.

Despite the data privacy and security policies and measures adopted, there is no guarantee that advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology that we use to protect confidential information. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

Competition

The global branded variety retail market is intensely competitive and fragmented. While we do not believe there are many variety retailers competing with us at the global level, we face fierce competition from variety retailers in local markets. In addition, we also face competition from traditional retailers, including specialty retail stores, supermarkets and department stores, and online retailers, that sell lifestyle products.

We believe that we are positioned favorably against our competitors on the basis of (i) our massive, fast-growing store network, (ii) our frequently-refreshed product assortment with universal appeal, (iii) our highly efficient supply chain delivering extreme value-for-money, (iv) our in-depth know-how and digitalization, which drive our operational excellence, (v) our highly effective and scalable MINISO retail partner model, (vi) our globalization capabilities fueling expansion at scale, and (vii) our visionary founder and entrepreneurial management team. These competitive advantages all contribute to the core value propositions of our products, which remain the key attraction to consumers around the globe—high appeal, high quality, and high affordability.

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2021, we had entered into collaboration with 58 IP licensors around the world. We had 339 trademarks, 194 patents, 232 copyrights relating to various aspects of our operations, and 5 registered domain names (including www.miniso.com) in China. In addition, we owned trademarks in about 120 countries and regions as of June 30, 2021.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events, including property insurance covering inventory and warehouses. We provide social security insurance for our employees as required by PRC law. We do not maintain business interruption insurance, nor do we maintain key-man insurance.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on July 23, 2020 and on July 30, 2019, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. As a foreign-invested enterprise, our PRC subsidiary Miniso Guangzhou shall observe these newly-enacted measures and report investment information accordingly. In addition, the Implementing Rules require that foreign-invested enterprises that were established before the Foreign Investment Law came into effect shall adjust in a five-year transition period provisions of their articles of association relating to the corporate governance to comply with the Foreign Investment Law. For example, the highest decision-making body of a Sino-foreign joint venture enterprise shall be adjusted from the board of directors to the shareholders meeting, or, in the case of sole-shareholder structure, the shareholder itself. As of the date of this annual report, we have completed such adjustment to the extent as required by the Foreign Investment Law.

Regulation Related to Food Operation Activities

According to the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Counsel implements a licensing system for the food production and trading. Licenses are required to engage in food production, food selling, or catering services.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site, which means a food operator shall obtain a food operation license to engage in food operation activities in one operation site, shall apply to the licensing for food operation. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made, and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites. Where the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

Our PRC subsidiaries engaged in food trading services, including Miniso (Guangzhou) Co., Ltd., have obtained food operation licenses for the sale of foods.

Regulation Related to Business Activities involving Medical Devices

The Regulation on the Supervision and Administration of Medical Devices as effective on April 1, 2000 and most recently amended by the State Council on December 21, 2021 regulates the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class Ill medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Operation of Medical Devices which took effect on October 1, 2014 and was amended by CFDA on November 7, 2017 regulates the business activities involving medical devices as well as supervision and administration of such activities in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class ll medical devices. A license is required for business activities involving Class Ill medical devices.

Our PRC subsidiaries, Miniso (Guangzhou) Co., Ltd. and Miniso International (Guangzhou) Co., Ltd, have obtained certificates issued by Guangzhou Administration for Market Regulation for the filing of their operation of Class II medical device.

Regulation Related to Product Quality and Consumers Protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the Standing Committee of National People’s Congress or the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, provides that products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers shall not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold, and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where business operators have discovered any defect in the goods or services they provided, which may endanger personal or property safety, they shall forthwith report to relevant administrative authorities and notify consumers, and adopt measures such as suspension of selling, alert, recall, decontamination, destruction, and suspension of manufacturing or services. In the case where recall measures are adopted, business operator shall bear necessary expenses incurred by consumers resulting from the recall of goods. Furthermore, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the State Administration for Industry and Commerce issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions to such rights, the standard of “good condition”, and return procedures.

We sell lifestyle products to consumers and are subject to these product quality and consumer protection laws and regulations in China. For a detailed description on the risks associated with product quality and product liability, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and negatively affected” and also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Regulation Related to Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support, and business training to the franchisees, and the ownership of at least two direct stores which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

Furthermore, the franchisor is required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisor shall disclose to franchisees in writing at least 30 days prior to the execution of the franchising agreements.

We have been engaging in commercial franchising activities under our “MINISO” brand, “WonderLife” brand and “TOP TOY” brand. With respect to our core “MINISO” brand, our PRC subsidiary, Miniso (Hengqin) Enterprise Management Co., Ltd., has completed the filing for commercial franchising. However, we did not satisfy the requirement to make relevant filings in relation to our ‘WonderLife” brand and “TOP TOY” brand on time. For a detailed description of the risks associated with our franchising activities under our “WonderLife” brand and “TOP TOY” brand, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Information Security and Privacy Protection

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”. Pursuant to the Cyber Security Law, network operators shall follow the “lawful, justifiable and necessary” principle in collecting and using personal information, and shall disclose the rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security, and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and will take effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable individuals and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to individuals within China or for analyzing and assessing acts of individuals within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the PRC territory, the personal information collected and produced within the PRC. Specifically, a personal information processor who use personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of individuals whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

During the course of our business operations, we receive, retain and transmit certain personal information of our consumers with their consent when they purchase our products, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. As a result, we are subject to these laws and regulations related to information security and privacy protection. For a detailed description of the risks associated with the collection of personal information of consumers, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry —Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated in 1984 and was amended in 1992, 2000, 2008 and 2020. The duration of a patent right is either 10 years or 20 years from the date of application, a patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 and related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended in 2014 and related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten years period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of June 30, 2021, we had 339 trademarks, 194 patents (including invention patents, utility model patents, and appearance design patents), 232 copyrights, and 5 registered domain names (including www.miniso.com) in China.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was initially promulgated in 1994 and was amended in 2009 and 2018 and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Our operations in China are subject to these laws and regulations. We have not made contributions in full to social insurance and housing provident fund for some of our employees based on relevant PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC regulations may subject us to penalties” for risks associated with such non-compliance.

Regulation Related to Fire Prevention

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards.

According to the Fire Prevention Law, the constructor or user entity shall apply to the fire and rescue department of the local people’s government at or above county level for a fire safety inspection before a public gathering place is put into use or opens for business. Any construction illegally putting into use or operating a public gathering place without being permitted by the rescue department or without conforming to the use and operation conditions as the constructor or user undertakes upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

As of the date of this annual report, we have not obtained the certificate for fire control inspection for three of our directly operated TOP TOY stores in China. For a detailed description of the risks associated with the lack of such certificate, see “Item 3. Key Information -D. Risk Factors-Risks Related to Our Business and Industry-Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions (negative list) and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Our PRC subsidiaries are subject to these regulations on foreign exchange in various aspects of their operations, such as profit distributions for those which are foreign-invested enterprises, trade and service-related foreign exchange transactions, conversion of foreign currency-denominated capital for expenditure and equity investments. For a detailed description of the risks associated with our ability to use foreign currency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless laws regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. For a detailed description of the risks associated with any limitation on the ability of our PRC subsidiaries to make payments to us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

In 2015, the SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

According to the above circulars and regulations, PRC residents who establish or control offshore special purpose vehicles for the purpose of financing or investment shall register with SAFE or its designated local entity. As of the date of this annual report, Mr. Guofu Ye, Mr. Minxin Li and Ms. Yunyun Yang, who directly or indirectly hold our shares, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles. For a detailed description of the risks associated with any failure by us, our shareholders or beneficial owners to comply with these regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, except for foreign diplomatic and consular agencies stationed in China and representative offices of international organizations stationed in China, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

The above regulations apply to our directors, executive officers and other employees in connection with their exercise of stock options. For a detailed description of the risks associated with any failure to comply with these regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Taxation Administration, or the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the STA and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by the State Council, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

The Ministry of Finance, or the MOF, and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in November 2011, and promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax in March 2016, which provides that VAT is generally imposed in lieu of business tax in the modern service industries on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the MOF and the STA issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11% respectively are subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the MOF, the STA and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

C.Organizational Structure

MINISO Group Holding Limited (Cayman Islands)
100%
100%
MINISO Universal Holding Limited (British Virgin Islands)
MINISO Global Holding Limited (British Virgin Islands)
100%
100%
MINISO Development Hong Kong Limited (Hong Kong)
MINISO Investment Hong Kong Limited (Hong Kong)
99.9%
0.01%
100%
67%
100%
MINISO Hong Kong Limited (Hong Kong)
MINISO Life Style Private Limited (India)
USA Miniso Depot Inc. (United States)
PT. Miniso Lifestyle Trading Indonesia (Indonesia)
MIHK Management Inc. (Canada)
Outside the PRC
Inside the PRC
100%
100%
Miniso (Guangzhou) Co., Ltd.
100%
100%
100%
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
Miniso International (Guangzhou) Co., Ltd.
Miniso (Hengqin) Enterprise Management Co., Ltd.
TOP TOY (Guangdong) Technology Co., Ltd.

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report.

D.Property, Plant and Equipment

We are headquartered in Guangzhou, China with an office space of approximately 19,230 square meters and have leased an aggregate of approximately 8,525 square meters of office space in other Chinese cities. We have also leased office spaces overseas.

We have leased a number of warehouses inside China with a total size of approximately 188,900 square meters and eight warehouses outside of China.

In December 2020, we formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by our controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou. We hold 20% of the shares of the joint venture company while YGF MC Limited hold the remaining 80% of the shares of the joint venture company. The total investment for the headquarters building project was estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for acquisition of land use right and the remaining as building costs.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.Operating Results

Overview

We are a fast-growing global value retailer offering a variety of design-led lifestyle products. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. Aesthetically pleasing design, quality and affordability are at the core of every product we deliver. In the fiscal year ended June 30, 2021, we offered consumers a wide selection of over 8,800 core SKUs, the vast majority of which were under our flagship brand “MINISO.” We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, co-branding collaborations, and an efficient supply chain, are critical to the success of our business.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the overall consumption and market for lifestyle products, including, among others, overall economic trends and related impact on consumer behavior, production and procurement costs, and the competitive environment. Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Store Network Expansion in China

Our ability to expand our store network, especially in China, is a key driver of our revenue growth. Our revenue generated from China was RMB6,044.1 million and RMB7,291.2 million (US$1,129.3 million) in the fiscal years ended June 30, 2020 and 2021, accounting for 67.3% and 80.4% of our total revenue for the same periods, respectively. Outside of five MINISO stores directly operated by us, substantially all of the MINISO stores were operated under the MINISO Retail Partner model in China as of June 30, 2021. Our store network expansion in China is primarily sustained by our continued success in enticing them to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in China increased from 2,533 as of June 30, 2020 to 2,939 as of June 30, 2021. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of COVID-19 on the expansion of our store network.

Our mutually beneficial and long-lasting relationships with MINISO Retail Partners are largely attributable to our powerful brand, easy-to-operate model and attractive returns. Our innovative MINISO Retail Partner model allows the MINISO Retail Partners to rely on the strength of our “MINISO” brand and receive substantial store management guidance from us, while reaping sizeable financial reward from product sales.

Globalization Strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB2,934.9 million and RMB1,780.4 million (US$275.8 million) in the fiscal years ended June 30, 2020 and 2021, accounting for 32.7% and 19.6% of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize direct operation and the MINISO Retail Partner model for international store network expansion. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries and testifies to the success of our globalization strategy. The number of MINISO stores outside of China increased from 1,689 as of June 30, 2020 to 1,810 as of June 30, 2021. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of COVID-19 on the expansion of our store network.

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (x) revenue of MINISO brand (excluding Africa and Germany) by (y) the average of number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a fast-growing global value retailer, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to successfully leverage our competitive strengths, including our ability to continue to offer high appeal, high quality and high affordability products, take a disciplined approach in store network expansion, develop highly efficient supply chain, deepen consumer engagement and strengthen technical capability and our penetrating into more lower-tier cities in China will all affect our revenue per MINISO store, our business operation and results of operations.

Product Value Propositions

We primarily generate revenues from sales of aesthetically pleasing, high-quality and affordable lifestyle products that are responsive to the evolving tastes and needs of consumers. Our dynamic product development and the resulting exceptional product value propositions to consumers have contributed to our growth and brand affinity. Our product managers identify relevant market trends and collaborate closely with our designers and suppliers to develop products that reflect an optimal balance of appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock exciting product design possibilities and elevate our brand awareness. As a result of our distinct approach to product design and development, our flagship brand “MINISO” maintained a live portfolio of about 8,800 core SKUs spanning 11 categories, with an average of about 550 SKUs launched per month in the fiscal year ended June 30, 2021.

Efficient Supply Chain

Our ability to manage an integrated and seamless supply chain significantly impacts the results of our operations, as cost-effective procurement sets the foundation for our competitive product pricing, and efficient planning affects our speed to market. Leveraging China’s unmatched massive supply chain in the lifestyle product sector, we source from highly qualified suppliers who are able to meet our sophisticated demands. As part of our efforts to optimize supply chain, we build mutually beneficial relationships with our suppliers by procuring products in large volumes, being punctual with our payments to them and guiding them towards better production efficiency and enhanced cost control. In addition, we digitally integrate suppliers through our supply chain management system to better coordinate with them and streamline the supply chain process for enhanced productivity. These strengths of our supply chain have led to sustained advantages in both procurement cost and efficiency, which allows us to price competitively. In the fiscal year ended June 30, 2021, more than 95% of our products had retail prices under RMB50 (US$7.74) in China.

Impact of COVID-19 on Our Operations and Financial Performance

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19 and its variants, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others.

Operations of our directly operated stores and MINISO Retail Partner stores in China have been adversely impacted by the foregoing measures, suffering from temporary store closures mainly from February through April 2020 and reduction of operating hours on occasion. During the period from July 2020 to June 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements. As of June 30, 2021, the majority of our MINISO stores in China and our headquarters and offices had been reopened in a disciplined manner.

The recent outbreak of the Delta variant of COVID-19 in several provinces in China, including Guangdong, has caused disruptions to the operation of our logistics and transportation service providers, which has also negatively impacted our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed, we and our overseas distributors incurred increased costs on product delivery. In addition, sales growth for our operations in China was negatively impacted by the outbreak of the Delta variant of COVID-19 in Guangdong province during the period from late May to early July of 2021. We estimate that the GMV loss for the influenced stores during this period was around RMB50 million. As of June 30, 2021, the majority of MINISO stores in China were open and operating under normal business hours.

As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to June 2021. As of June 30, 2021, about 11% of MINISO stores in overseas markets were temporarily closed, and the majority of those stores that resumed operations were halfopened or had operating hours reduced due to regional resurgences of COVID-19. As a result, our revenue generated from overseas markets decreased by 39.3% from RMB2,934.9 million in the fiscal year ended June 30, 2020 to RMB1,780.4 million (US$275.8 million) in the fiscal year ended June 30, 2021. Such negative impact of COVID-19 also negatively affected our store network expansion.

While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of calendar year 2021 will be significantly affected with potential continuing impact of COVID-19 in subsequent periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic.”

Key Components of Our Results of Operations

Revenue

We primarily derive our revenue from sales of lifestyle products through sales to MINISO Retail Partners, sales to distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue for the periods presented:

	For the fiscal year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
Sales of lifestyle products	8,464,669	90.1	8,055,414	89.7	8,036,676	1,244,722	88.5
License fees, sales-based royalties, and management and consultation service fees	612,602	6.5	587,644	6.6	658,378	101,970	7.3
Others	317,640	3.4	335,928	3.7	376,605	58,329	4.2
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,405,021	100.0

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
China	6,363,998	67.7	6,044,100	67.3	7,291,219	1,129,266	80.4
Other Asian countries excluding China	1,738,348	18.5	1,428,035	15.9	961,622	148,936	10.6
Americas	1,049,334	11.2	1,221,058	13.6	584,630	90,548	6.4
Europe	124,600	1.3	172,169	1.9	117,214	18,154	1.3
Others	118,631	1.3	113,624	1.3	116,974	18,117	1.3
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,405,021	100.0

Cost of Sales

Our cost of sales consists of cost of inventories and logistics expenses. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Our cost of inventories was RMB6,883.9 million, RMB6,246.5 million and RMB6,581.5 million (US$1,019.3 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively.

Gross Profit and Margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Gross profit	2,510,980	2,732,498	2,430,686	376,465
Gross margin (%)	26.7	30.4	26.8	26.8

Other Income

Other income consists of tax refund and government grants. Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) logistics expenses, (iv) promotion and advertising expenses, (v) licensing expenses, and (vi) other expenses. Our selling and distribution expenses were RMB818.3 million, RMB1,190.5 million and RMB1,206.8 million (US$186.9 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) tax and surcharges, (iv) finance and legal service fees, (v) traveling expenses, and (vi) other expenses. Our general and administrative expenses were RMB593.2 million, RMB796.4 million and RMB810.8 million (US$125.6 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively.

Other Net Income/(Loss)

Other net income/(loss) mainly consists of net foreign exchange gain, investment income from other investments and scrap income.

Taxation

Our income tax expense represented a significant portion of our profit before taxation for the fiscal years ended June 30, 2019 and 2020, primarily because of the occurrence of two large non-tax deductible expense items in those periods, namely fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights and equity-settled share-based payment expenses. For the fiscal year ended June 30, 2021, equity-settled share-based payment expenses and the effect of unused tax losses not recognized significantly contributed to our income tax expense. Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights totaled RMB709.8 million, RMB680.0 million and RMB1,625.3 million (US$251.7 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively. Our equity-settled share-based payment expenses totaled RMB122.1 million, RMB364.4 million and RMB281.3 million (US$43.6 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively. The effect of unused tax losses not recognized was RMB73.0 million (US$11.3 million) in the fiscal year ended June 30, 2021.

Cayman Islands and the British Virgin Islands

Pursuant to the rules and regulations of the Cayman Islands and the BVI, we are not subject to any income tax in the Cayman Islands and the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

The PRC

Under the Corporate Income Tax (“CIT”) Law, our subsidiaries established in the PRC are subject to a unified statutory CIT rate of 25%. A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

United States

Under United States Internal Revenue Code, our subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%.

Indonesia

Our subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal years ended December 31, 2018 and 2019. In the following years, our subsidiary is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate will be progressively lowered to 22% for the fiscal years ended or ending December 31, 2020 and 2021, and 20% starting from fiscal year ending December 31, 2022 onwards.

India

Under the Income Tax Act 1961 enacted in India, our subsidiary incorporated India is subject to a profit tax rate of 26%.

Canada

Under the Canadian federal and provincial tax rules, our subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

Discontinued Operations

In May 2019, our board of directors approved a plan to dispose of the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations accordingly. We continued to actively manage these operations until the disposal transactions completed. We completed the disposal of the NOME business, Minihome business and MINISO African business during the period from December 2019 to March 2020, and the MINISO German business in April 2020. The NOME business was disposed to Mr. Guofu Ye. The NOME business, which had over 200 stores, was operated under the NOME brand and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company which operated similar business under the same brand. As of the date of this annual report, all of the NOME stores have been closed. Our loss from discontinued operations, net of tax was RMB303.8 million, RMB130.0 million and nil in the fiscal years ended June 30, 2019, 2020 and 2021, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	1,405,021
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(1,028,556)
Gross profit	2,510,980	2,732,498	2,430,686	376,465
Other income	10,468	37,208	52,140	8,075
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(186,907)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(125,581)
Other net income/(loss)	24,423	45,997	(40,407)	(6,258)
Credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(3,226)
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(456)
Operating profit	1,016,682	766,581	401,035	62,112
Finance income	7,311	25,608	40,433	6,262
Finance costs	(25,209)	(31,338)	(28,362)	(4,393)
Net finance costs	(17,898)	(5,730)	12,071	1,869
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	(251,725)
Share of loss of equity-accounted investee, net of tax	—	—	(4,011)	(621)
Profit before taxation	289,004	80,818	(1,216,192)	(188,365)
Income tax expense	(279,583)	(210,949)	(213,255)	(33,029)
Profit/(loss) for the year from continuing operations	9,421	(130,131)	(1,429,447)	(221,394)
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	—	—
Loss for the year	(294,409)	(260,176)	(1,429,447)	(221,394)

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	USS

	(In thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	20,323
General and administrative expenses	88,961	236,637	150,104	23,248
Total	122,058	364,380	281,319	43,571

Fiscal year ended June 30, 2021 compared to fiscal year ended June 30, 2020

Revenue

Our revenue increased by 1.0% from RMB8,979.0 million in the fiscal year ended June 30, 2020 to RMB9,071.7 million (US$1,405.0 million) in the fiscal year ended June 30, 2021, mainly attributable to an increase in revenue generated from our operations in China, partially offset by a decrease in our revenue generated from international markets.

The COVID-19 pandemic continued to impact our operations and results, especially in our international operations during the fiscal year ended June 30, 2021. As a result of the temporary store closures, reduction of operating hours and shipment suspensions caused by COVID-19, our revenue generated from international markets decreased by 39.3% from RMB2,934.9 million in the fiscal year ended June 30, 2020 to RMB1,780.4 million (US$275.8 million) in the fiscal year ended June 30, 2021. See “—Impact of COVID-19 on Our Operations and Financial Performance.”

Revenue generated from our operations in China was RMB7,291.2 million (US$1,129.3 million) in the fiscal year ended June 30, 2021, increasing by 20.6% from the fiscal year ended June 30, 2020. Revenue generated from operations of the MINISO brand in China was RMB6,969.7 million (US$1,079.5 million) in the fiscal year ended June 30, 2021, increasing by 20.4% from the fiscal year ended June 30, 2020.

During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,222 as of June 30, 2020 to 4,749 as of June 30, 2021. Our revenue per MINISO store, however, decreased by 14.8% from RMB2.2 million in the fiscal year ended June 30, 2020 to RMB1.8 million in the fiscal year ended June 30, 2021, mainly due to (i) the outbreak of COVID-19, and to a lesser extent, (ii) our new store expansion in lower-tier cities and under-penetrated locations as we continued to expand our store network, and (iii) increased competition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales increased by 6.3% from RMB6,246.5 million in the fiscal year ended June 30, 2020 to RMB6,641.0 million (US$1,028.6 million).

Gross profit

Gross profit decreased by 11.0% from RMB2,732.5 million in the fiscal year ended June 30, 2020 to 2,430.7 million (US$376.5 million) in the fiscal year ended June 30, 2021, and gross margin decreased from 30.4% to 26.8% during the same period. The decrease in gross profit and gross margin was mainly driven by a decrease in revenue contribution from our international operations, which generally have a higher gross margin than our operations in China. International operations contributed 19.6% of our total revenue in the fiscal year ended June 30, 2021, compared to 32.7% in the fiscal year ended June 30, 2020.

Other income

Our other income increased by 40.1% from RMB37.2 million in the fiscal year ended June 30, 2020 to RMB52.1 million (US$8.1 million) in the fiscal year ended June 30, 2021, primarily due to an increase in government grants, which increased from RMB36.6 million in the fiscal year ended June 30, 2020 to RMB46.6 million (US$7.2 million) in the fiscal year ended June 30, 2021.

Selling and distribution expenses

Our selling and distribution expenses increased by 1.4% from RMB1,190.5 million in the fiscal year ended June 30, 2020 to RMB1,206.8 million (US$186.9 million) in the fiscal year ended June 30, 2021. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,062.7 million to RMB1,075.6 million (US$166.6 million) during the same period.

General and administrative expenses

Our general and administrative expenses increased by 1.8% from RMB796.4 million in the fiscal year ended June 30, 2020 to RMB810.8 million (US$125.6 million) in the fiscal year ended June 30, 2021. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.0% from RMB559.8 million to RMB660.7 million (US$102.3 million) during the same period, which is primarily due to increases in payroll and employee benefits, IT service fee and professional service fee.

Other net income/(loss)

Our other net loss was RMB40.4 million (US$6.3 million) in the fiscal year ended June 30, 2021, compared to other net income of RMB46.0 million in the fiscal year ended June 30, 2020. This change was mainly attributable to foreign exchange losses, which were in line with the appreciation of the RMB against the U.S. dollar during the period.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB25.4 million and RMB20.8 million (US$3.2 million) in the fiscal years ended June 30, 2020 and 2021, respectively.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB36.8 million and RMB2.9 million (US$0.5 million) in the fiscal years ended June 30, 2020 and 2021, respectively. We record impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB401.0 million (US$62.1 million) in the fiscal year ended June 30, 2021, compared to 766.6 million in the fiscal year ended June 30, 2020.

Finance income

Our finance income increased by 57.9% from RMB25.6 million in the fiscal year ended June 30, 2020 to RMB40.4 million (US$6.3 million) in the fiscal year ended June 30, 2021, mainly due to a substantial increase in interest income from bank deposits.

Finance costs

Our finance costs decreased by 9.5% from RMB31.3 million in the fiscal year ended June 30, 2020 to RMB28.4 million (US$4.4 million) in the fiscal year ended June 30, 2021, mainly due to a decrease in interest on loans and borrowings.

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB680.0 million and RMB1,625.3 million (US$251.7 million) in the fiscal years ended June 30, 2020 and 2021, respectively. The change was primarily due to the revaluation of the equity value of our company based on the offering price of our Class A ordinary shares in our initial public offering in October 2020. After the completion of our initial public offering, all of our redeemable shares with other preferential rights were converted to Class A ordinary shares. The fair value of each of our redeemable shares with other preferential rights approximated the fair value of each of our Class A ordinary shares on the conversion date, which was the pricing date of the initial public offering.

Share of loss of equity-accounted investee, net of tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB4.0 million (US$0.6 million) in the fiscal year ended June 30, 2021, compared to nil in the fiscal year ended June 30, 2020. We had share of loss of equity-accounted investee, net of tax in the fiscal year ended June 30, 2021 due to our investment into and share of loss with a company controlled by our controlling shareholders established to acquire land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for MINISO.

Income tax expense

We recorded income tax expense of RMB213.3 million (US$33.0 million) in the fiscal year ended June 30, 2021, compared to RMB210.9 million in the fiscal year ended June 30, 2020.

Loss from continuing operations

As a result of the foregoing, we recorded a loss of RMB1,429.4 million (US$221.4 million) from continuing operations in the fiscal year ended June 30, 2021, compared to RMB130.1 million in the fiscal year ended June 30, 2020.

Loss for the year from discontinued operations, net of tax

We recorded a loss for the year from discontinued operations, net of tax of nil in the fiscal year ended June 30, 2021, compared to RMB130.0 million in the fiscal year ended June 30, 2020.

Loss for the year

As a result of the foregoing, we recorded a loss of RMB1,429.4 million (US$221.4 million) in the fiscal year ended June 30, 2021, compared to RMB260.2 million in the fiscal year ended June 30, 2020.

Fiscal year ended June 30, 2020 compared to fiscal year ended June 30, 2019

Revenue

Our revenue decreased by 4.4% from RMB9,394.9 million in the fiscal year ended June 30, 2019 to RMB8,979.0 million in the fiscal year ended June 30, 2020, which was attributable to a decrease in sales of lifestyle products by 4.8% from RMB8,464.7 million to RMB8,055.4 million, as well as a decrease in revenue from license fees, sales-based royalties, and management and consultation service fees by 4.1% from RMB612.6 million to RMB587.6 million.

The decrease in our revenue was mainly attributable to the negative impact of COVID-19 on our PRC and international operations during the period. As a result of the temporary store closures, reduction of operating hours and shipment suspensions caused by COVID-19, our revenue generated from the PRC decreased by 5.0% from RMB6,364.0 million in the fiscal year ended June 30, 2019 to RMB6,044.1 million in the fiscal year ended June 30, 2020, and our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million to RMB2,934.9 million during the same period. See “—Impact of COVID-19 on Our Operations and Financial Performance.”

During the period, the total number of MINISO stores, including those in China and international markets, increased from 3,725 as of June 30, 2019 to 4,222 as of June 30, 2020. Most of the new stores were opened in the second half of 2019 calendar year before the outbreak of COVID-19. Our revenue per MINISO store, however, decreased by 19.8% from RMB2.7 million in the fiscal year ended June 30, 2019 to RMB2.2 million in the fiscal year ended June 30, 2020, mainly due to the outbreak of COVID-19, and to a lesser extent, due to our new store expansion in lower-tier cities and under-penetrated locations as we continued to expand our store network and some competition issues we faced in 2019 and 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales decreased by 9.3% from RMB6,883.9 million in the fiscal year ended June 30, 2019 to RMB6,246.5 million in the fiscal year ended June 30, 2020.

Gross profit

Gross profit increased by 8.8% from RMB2,511.0 million in the fiscal year ended June 30, 2019 to RMB2,732.5 million in the fiscal year ended June 30, 2020, and gross margin increased from 26.7% to 30.4% during the same period. The increase in gross margin was mainly driven by (i) a decrease in our applicable value-added tax rate, and (ii) our expanding co-branded product offering and its associated higher gross margin during the fiscal year ended June 30, 2020.

Other income

Our other income increased by 255.4% from RMB10.5 million in the fiscal year ended June 30, 2019 to RMB37.2 million in the fiscal year ended June 30, 2020, which was primarily due to the receipt of a substantial amount of government grants in April 2020.

Selling and distribution expenses

Our selling and distribution expenses increased from RMB818.3 million in the fiscal year ended June 30, 2019 to RMB1,190.5 million in the fiscal year ended June 30, 2020. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 35.3% from RMB785.2 million to RMB1,062.7 million during the same period. The increase was primarily attributable to (i) an increase in licensing expenses from RMB21.9 million to RMB109.5 million, as a result of our expanding co-branding collaborations, (ii) an increase in depreciation and amortization expense from RMB154.5 million to RMB214.5 million due to us having more directly operated stores overseas, and (iii) an increase in promotion and advertising expenses from RMB85.6 million to RMB128.4 million in connection with our large-scale media promotional events during the fiscal year ended June 30, 2020.

General and administrative expenses

Our general and administrative expenses increased by 34.3% from RMB593.2 million in the fiscal year ended June 30, 2019 to RMB796.4 million in the fiscal year ended June 30, 2020. The increase was primarily attributable to an increase in payroll and employee benefits from RMB348.6 million to RMB549.8 million, driven by a substantial increase in equity-settled share-based payment expenses. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 11.0% from RMB504.2 million to RMB559.8 million during the same period, with payroll and employee benefits increasing from RMB259.7 million to RMB313.2 million.

Other net income

Our other net income increased from RMB24.4 million in the fiscal year ended June 30, 2019 to RMB46.0 million in the fiscal year ended June 30, 2020, mainly due to an increase in investment income from other investments.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB90.1 million and RMB25.4 million in the fiscal years ended June 30, 2019 and 2020, respectively. The credit loss during the fiscal year ended June 30, 2019 was primarily attributable to the loss allowance made for trade receivables from an overseas distributor due to the deterioration of its financial status during the period.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB27.5 million and RMB36.8 million in the fiscal years ended June 30, 2019 and 2020, respectively. We record impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB766.6 million in the fiscal year ended June 30, 2020, compared to RMB1,016.7 million in the fiscal year ended June 30, 2019.

Finance income

Our finance income increased by 250.3% from RMB7.3 million in the fiscal year ended June 30, 2019 to RMB25.6 million in the fiscal year ended June 30, 2020. The increase was mainly due to a substantial increase in interest income from bank deposits.

Finance costs

Our finance costs increased by 24.3% from RMB25.2 million in the fiscal year ended June 30, 2019 to RMB31.3 million in the fiscal year ended June 30, 2020, mainly due to an increase in interest on our lease liabilities and loans and borrowings.

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB709.8 million and a loss of RMB680.0 million in the fiscal years ended June 30, 2019 and 2020, respectively. The change was primarily due to the fact that the valuation of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights increased less in the fiscal year ended June 30, 2020 relative to the valuation increase in the previous fiscal year, which resulted from a lesser increase in the equity valuation of our business.

Income tax expense

We recorded income tax expense of RMB210.9 million in the fiscal year ended June 30, 2020, compared to RMB279.6 million in the fiscal year ended June 30, 2019.

Profit/(loss) from continuing operations

As a result of the foregoing, we recorded a loss of RMB130.1 million from continuing operations in the fiscal year ended June 30, 2020, compared to a profit of RMB9.4 million from continuing operations in the fiscal year ended June 30, 2019.

Loss for the year from discontinued operations, net of tax

We recorded a loss for the year from discontinued operations, net of tax of RMB130.0 million in the fiscal year ended June 30, 2020, compared to RMB303.8 million in the fiscal year ended June 30, 2019.

Loss for the year

As a result of the foregoing, we recorded a loss of RMB260.2 million in the fiscal year ended June 30, 2020, compared to a loss of RMB294.4 million in the fiscal year ended June 30, 2019.

Non-IFRS Financial Measure

In evaluating our business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets.

We present adjusted net profit because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit enables our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items that we do not consider to be indicative of our operating performance in the future. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect our operations.

Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2019, 2020 and 2021 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year.

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Reconciliation of loss for the year to adjusted net profit:
Loss for the year	(294,409)	(260,176)	(1,429,447)	(221,394)
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights	709,780	680,033	1,625,287	251,725
Loss for the period from discontinued operations, net of tax	303,830	130,045	—	—
Equity-settled share-based payment expenses	122,058	364,380	281,319	43,571
Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares	—	19,664	—	—
Impairment loss on non-current assets	27,542	36,844	2,941	456
Adjusted net profit	868,801	970,790	480,100	74,358

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for June 30, 2019, 2020 and 2021 were increases of 2.7%, 2.5% and 1.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with certain retail partners, primarily in the PRC, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the retail partners are licensed to operate the retail partner stores and are authorized to sell, in their own retail stores, the products that they have purchased from us. Revenue from sales to these retail partners is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the retail partners sell the products to their customers in their own retail stores.

For product sales to retail partners, we have determined that the retail partners are the customers of us. The retail partners operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, retail partners are required to place a deposit with us which covers the estimated maximum value of merchandise that their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreements, provided that the retail partners have no remaining merchandise unsold and have settled other balances with us.

The retail partners employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The retail partners’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from our array of product categories.

The retail partners are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.

The retail partners have the right to price their merchandise within a specified range of the recommended retail price set by us. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in promotional campaigns launched by us. The retail partners can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

Write-down of inventories

We determine the write-down for obsolescence of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, we consider factors such as inventory aging, forecast product demands, historical pricing trends and anticipated pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

Impairments of property, plant and equipment and right-of-use assets

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets, recoverable amount of these assets needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as level of revenue and amount of operating costs. We use all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as revenue and operating costs.

Impairments of goodwill

Goodwill is tested by us annually and when there is an indication that the related cash generating unit may be impaired. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There are a number of assumptions and estimates involved in the preparation of future cash flow forecasts. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the reporting period. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of us and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

Share-based compensation arrangements

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We also have to estimate the actual vesting period of the share awards which is variable and subject to an estimate of when a qualified initial public offering of us will incur.

Determining the lease term

The lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by us, we evaluate the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for us to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to our operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within our control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.

Fair value measurement of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

The paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. We have used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	1,038,471	826,484	916,320	141,920
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(80,351)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	547,684
Net increase in cash and cash equivalents	1,447,414	1,171,593	3,933,707	609,253
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	442,025
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	(2,483)
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	1,048,795
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	1,048,795

Our primary sources of liquidity have been cash flows from operating activities, as well as from financing activities during the fiscal year ended June 30, 2021. Such financing activities included our initial public offering in October 2020, where we raised approximately US$625.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Our cash and cash equivalents from continuing operations were RMB1,546.3 million, RMB2,854.0 million and RMB6,771.7 million (US$1,048.8 million) as of June 30, 2019, 2020 and 2021, respectively. Cash and cash equivalents from continuing operations comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash.

As of June 30, 2021, we had unsecured bank loans from U.S. banks with an aggregate principal amount of US$1.4 million that are maturing in April 2022, and a loan from non-controlling shareholders with a principal amount of RMB4.8 million (US$0.7 million) that is maturing in April 2022.

As of June 30, 2021, 11%, 86% and 3% of our cash and cash equivalents from continuing operations were denominated in U.S. dollars, Renminbi, and other currencies, respectively. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash generated from operating activities for the fiscal year ended June 30, 2021 was RMB916.3 million (US$141.9 million). This amount was primarily attributable to loss of RMB1,429.4 million (US$221.4 million) for the year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) fair value changes of redeemable shares with other preferential rights of RMB1,625.3 million (US$251.7 million), (ii) equity-settled share-based payment expenses of RMB281.3 million (US$43.6 million), (iii) depreciation and amortization of RMB265.0 million (US$41.0 million), and (iv) interest on lease liabilities of RMB26.8 million (US$4.2 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a RMB386.7 million (US$59.9 million) increase in trade and other payables, (ii) a RMB93.2 million increase in inventories (US$14.4 million), (iii) a RMB80.1 million (US$12.4 million) increase in trade and other receivables, and (iv) a RMB34.4 million (US$5.3 million) increase in contract liabilities. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in trade and other receivables was primarily due to increases in trade receivables, Value-added tax (“VAT”) recoverable and rental deposits. The increase in inventories was primarily caused by the rapid development of our new initiatives such as the TOP TOY brand and e-commerce.

Net cash generated from operating activities for the fiscal year ended June 30, 2020 was RMB826.5 million. This amount was primarily attributable to loss of RMB130.1 million for the year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights of RMB680.0 million, (ii) equity-settled share-based payment expenses of RMB364.4 million, (iii) depreciation and amortization of RMB268.7 million, and (iv) impairment loss on non-current assets of RMB36.8 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a RMB50.3 million increase in trade and other payables, (ii) a RMB120.2 million increase in trade and other receivables, (iii) a RMB86.7 million increase in inventories, (iv) cash flows from discontinued operations of RMB68.1 million, and (v) a RMB29.0 million decrease in contract liabilities. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increases in trade and other receivables and inventories were primarily caused by the disruption of our overseas operation and the associated slowdown in product sales in the first half of 2020 resulting from the adverse impact of COVID-19.

Net cash generated from operating activities for the fiscal year ended June 30, 2019 was RMB1,038.5 million. This amount was primarily attributable to a profit of RMB9.4 million for the year from continuing operations adjusted for certain non-cash items, primarily consisting of (i) fair value changes of paid-in capital subject to redemption and other preferential rights of RMB709.8 million, (ii) depreciation and amortization of RMB191.8 million, (iii) equity-settled share-based payment expenses of RMB122.1 million, and (iv) impairment loss on non-current assets of RMB27.5 million, and changes in certain working capital accounts that increased operating cash flows, primarily consisting of (i) a RMB509.9 million increase in trade and other payables, and (ii) a RMB119.0 million increase in contract liabilities, partially offset by a RMB392.8 million increase in inventories. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in inventories was mainly due to the growth of our lifestyle product sales.

Investing Activities

Net cash used in investing activities for the fiscal year ended June 30, 2021 was RMB518.8 million (US$80.4 million), consisting primarily of payments for investment in equity-accounted investee and purchases of property, plant, equipment, intangible assets and other noncurrent assets, partially offset by proceeds from interest income and investment income from other investments.

Net cash generated from investing activities for the fiscal year ended June 30, 2020 was RMB462.8 million, consisting primarily of proceeds from disposal of other investments and repayment from the controlling shareholder, partially offset by payments for purchases of other investments and property, plant and equipment and intangible assets, and cash disposed in connection with discontinued operations.

Net cash used in investing activities in the fiscal year ended June 30, 2019 was RMB210.9 million, consisting primarily of payment for purchases of other investments and property, plant and equipment and intangible assets, cash flows from discontinued operations and cash advances to related parties, partially offset by proceeds from disposal of other investments and proceeds from repayment from the controlling shareholder.

Financing Activities

Net cash generated from financing activities for the fiscal year ended June 30, 2021 was RMB3,536.1 million (US$547.7 million), primarily due to net proceeds from our initial public offering in October 2020, partially offset by repayment of loans and borrowings and payment of lease liabilities.

Net cash used in financing activities for the fiscal year ended June 30, 2020 was RMB117.7 million, primarily due to payment of the capital element and interest element of lease liabilities and dividend payments, partially offset by proceeds from loans and borrowings from third parties.

Net cash generated from financing activities in the fiscal year ended June 30, 2019 was RMB619.9 million, primarily due to proceeds from paid-in capital subject to redemption and other preferential rights and proceeds from capital injection from shareholders, partially offset by cash flows from discontinued operations, capital and interest payments on lease liabilities and repayment of loans and borrowings.

Holding Company Structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Capital Expenditures

Our capital expenditures are primarily incurred for the purposes of purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB116.1 million, RMB57.0 million and RMB180.3 million (US$27.9 million) in the fiscal years ended June 30, 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of June 30, 2021.

		Fiscal year ending June 30,
				2024 and
	Total	2022	2023	thereafter

	(RMB in thousands)
Capital commitment(1)	128,640	125,484	3,156	—

Note:

(1)Capital commitment mainly arises from our contracts to purchase property, property improvements, and software.

Other than the capital commitment shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2021.

G.Safe Harbor

See “Forward-Looking Information.”

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Guofu Ye	43	Founder, Chairman of the Board of Directors and Chief Executive Officer
Minxin Li	49	Director and Executive Vice President
Saiyin Zhang	42	Director, Chief Financial Officer and Executive Vice President
Lili Xu	40	Independent Director
Yonghua Zhu	40	Independent Director
Na Dou	36	Executive Vice President
Yunyun Yang	44	Vice President

Mr. Guofu Ye is our founder and has been serving as our chairman and chief executive officer since our inception. In August 2009, Mr. Ye founded and has since then served as the chief executive officer of, Miniso Corporation, our predecessor company, which transferred substantially all of its businesses and assets to us. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China. Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China.

Mr. Minxin Li has been serving as our director since December 2018 and an executive vice president in charge of business development since August 2018. Mr. Li served as an executive vice president of the investment and development center at Miniso Corporation from February 2010 to August 2018. Mr. Li received his secondary technical school diploma in electrotechnics from Hubei Danjiangkou Commercial Technology College in China.

Mr. Saiyin Zhang has been serving as our director since December 2018, our chief financial officer and executive vice president since October 2018. Mr. Zhang also currently serves as an independent non-executive director for ClouDr Group Limited. Prior to joining us, Mr. Zhang served as the chief financial officer at China Resources Textiles (Holdings) Company Limited and China Resources Fashion (Holdings) Company Limited from June 2015 to July 2017. Mr. Zhang received his bachelor’s degree in accounting from Huazhong Agricultural University in China and his master’s degree in accounting and finance from University of Birmingham in the United Kingdom. Mr. Zhang is also a member of Association of Chartered Certified Accountants Southern China Steering Team.

Ms. Lili Xu has been serving as our director since October 2020. Ms. Xu also currently serves as the Chief Financial Officer of ClouDr Group Limited and as a director for Yalla Group (NYSE: YALA). Before joining us, Ms. Xu served as the Chief Financial Officer from March 2014 to September 2020 and as an executive director from March 2018 to September 2020 of Tongdao Liepin Group (HKEx.6100). Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), including as the Chief Financial Officer of GE Power Generation Services China from January 2005 to March 2014. Ms. Xu received a bachelor’s degree in International Business from Nanjing University in June 2003 and a Master of Science degree in Local Economic Development from the London School of Economics and Political Science in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

Mr. Yonghua Zhu has been serving as our director since October 2020. Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital) and a vice president of Meituan (HKEx: 3690) since December 2016. Mr. Zhu was an executive director of the department of investment in modern agriculture and food of Legend Holdings Corporation (HKEx: 3396) from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital from July 2007 to October 2014 and served as a partner from December 2013 to October 2014. Mr. Zhu obtained a master of finance degree from Newcastle University in December 2007.

Ms. Na Dou has been serving as our executive vice president in charge of product design and development since August 2018. Ms. Dou served as our director from August 2018 to September 2020 and an executive vice president at Miniso Corporation from September 2009 to August 2018. Ms. Dou received her bachelor’s degree in product design from Jiangnan University in China.

Ms. Yunyun Yang has been serving as our vice president in charge of risk management since August 2018. Ms. Yang served as our director from August 2018 to September 2020 and an executive vice president of the risk management center at Miniso Corporation from September 2009 to August 2018. Ms. Yang studied fashion design at Bengbu Business School in China.

B.Compensation

For the fiscal year ended June 30, 2021, we paid an aggregate of RMB8.8 million (US$1.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material breach of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will pay the executive officer, in lieu of benefits under any severance plan or policy of us, any such amount as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2020 Share Incentive Plan

In September 2020, our shareholders and board of directors approved a share incentive plan, which we refer to as the 2020 Share Incentive Plan in this annual report, to attract and retain qualified personnel, provide incentives to employees, directors and consultants, and promote the success of our business. The 2020 Share Incentive Plan amended and restated share incentive plan(s) we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of the survived awards remain unchanged and continue to be effective and binding under the 2020 Share Incentive Plan. The maximum aggregate number of ordinary shares that may be issued under 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 Class A ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 Class A ordinary shares reserved for issuance pursuant to any awards to be granted under the 2020 Share Incentive Plan. As of the date of this annual report, options to purchase a total of 12,241,184 Class A ordinary shares and 5,418,124 restricted shares have been granted and outstanding under the 2020 Share Incentive Plan.

Survived Share Incentive Awards

The following paragraphs summarize the principal terms of share incentive awards we adopted previously and survived the termination of our previous share incentive plan(s), if any. Other than these terms, the survived share incentive awards are also bound by the terms of the 2020 Share Incentive Plan.

Restricted Shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees and issued these restricted shares to several share incentive holding vehicles to hold these restricted shares on behalf of our employees. The total number of restricted shares granted to our employees and held by those share incentive holding vehicles was subsequently reduced to 78,528,548 in September 2020. As of the date of this annual report, we have 5,418,124 restricted shares outstanding. All restricted shares granted are subject to repurchase arrangements and transfer restrictions.

Repurchase arrangements. Within certain period(s) after the grant date, certain portion(s) of restricted shares granted are subject to repurchases by the actual controlling person of our company or its designed person or entity. Upon a termination of employment for cause, the actual controlling person of our company or its designed person or entity has the right to repurchase not only the portion that is subject to repurchase arrangements, but the portion that is not subject to repurchase arrangements. The award agreements also provide whether, how and in what prices the repurchases are going to be made in the case of a change-in-control, dissolution and liquidation, debt settlement, change of position and different types of termination of employment.

Transfer restrictions. Unless otherwise approved by the board of directors of our company or pursuant to laws governing succession by will or intestacy, the grantees are not allowed to transfer any restricted shares granted prior to and within certain periods after our company’s initial public offering. Within five years after our company’s initial public offering, the amount of shares that can be transferred by each grantee in each year shall not be higher than 20% of the total amount of restricted shares granted to such grantee. Such transfer shall be interpreted to include pledge, encumber, guarantee arrangements or any other forms of transfer.

Options

We issued a total of 31,618,125 Class A ordinary shares to MCYP Management Limited, the holding vehicle that holds the Class A ordinary shares underlying the options granted and/or to be granted to grantees. The total number of Class A ordinary shares issued to MCYP Management Limited for the grant of options was subsequently reduced to 14,057,500 in September 2020.

As of the date of this annual report, options to purchase a total of 12,241,184 Class A ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

Vesting schedule. Options granted are subject to a five-year vesting schedule set forth in each award agreement with 20% of granted options become vested in each anniversary and the options granted will vest in accordance with, among other factors, such vesting schedule.

Exercise, forfeiture and repurchase. In the event that a grantee’s employment with us is terminated for cause, unless otherwise determined by the board of directors, unvested portion of options granted to such grantee will be forfeited upon such termination of employment. With respect to the portion vested but not yet exercised and the portion vested and exercised, the actual controlling person of our company or its designed person or entity has the right to repurchase such portion of options/ordinary shares at a price determined by the board of directors. The award agreements also provide how options will be vested, forfeited, or exercised in the case of a change-in-control, dissolution and liquidation, debt settlement, change of position and different types of termination of employment.

Transfer restrictions. Unless otherwise approved by the board of directors of our company or pursuant to laws governing succession by will or intestacy, the grantees are not allowed to transfer any restricted shares granted prior to and within certain periods after our company’s initial public offering. Within five years after our company’s initial public offering, the amount of ordinary shares received after exercise that can be transferred by each grantee in each year shall not be higher than 20% of the total amount of options granted to such grantee. Such transfer shall be interpreted to include pledge, encumber, guarantee arrangements or any other forms of transfer.

Expiration. The options granted will not expire until the tenth anniversary of the grant date.

New Share Incentive Awards

Apart from the survived share incentive awards, the 2020 Share Incentive Plan also reserved certain amount of Class A ordinary shares to be issued pursuant to any new awards to be granted under the 2020 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2020 Share Incentive Plan.

Type of Awards. The 2020 Share Incentive Plan permits the awards of options, restricted share units, restricted shares or other types of award approved by a committee that administers the plan.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2020 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2020 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2020 Share Incentive Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2020 Share Incentive Plan. Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years from the date of effectiveness of the plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2020 Share Incentive Plan.

The following table summarizes, as of the date of this annual report, the number of restricted shares we have granted to our directors and executive officers. We have not granted options to our directors or executive officers.

				Date of
Name	Restricted Shares	Grant Price	Date of Grant	Expiration
Saiyin Zhang	*	US$0.036 per share	December 26, 2019	—
Na Dou	11,979,800	US$0.036 per share	December 26, 2019	—
All directors and executive officers as a group	19,878,600	US$0.036 per share	December 26, 2019	—

Note:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of the date of this annual report, our employees other than directors and executive officers as a group held (i) options to purchase 12,241,184 Class A ordinary shares, with an exercise price of US$0.036 per share, and (ii) 5,418,124 restricted shares.

C.Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Lili Xu, Yonghua Zhu and Guofu Ye. Lili Xu is the chairwoman of our audit committee. We have determined that Lili Xu and Yonghua Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Lili Xu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Lili Xu, Yonghua Zhu and Guofu Ye. Guofu Ye is the chairman of our compensation committee. We have determined that Lili Xu and Yonghua Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Lili Xu, Yonghua Zhu and Guofu Ye. Guofu Ye is the chairman of our nominating and corporate governance committee. Lili Xu and Yonghua Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.Employees

As of June 30, 2019, 2020 and 2021, we had 4,132, 3,011 and 3,648 employees, respectively. As of June 30, 2021, we had 2,406 and 1,242 employees in China and other territories, respectively.

The following table sets forth the number of our employees in China by function as of June 30, 2021.

As of June 30, 2021
Function:
Product Development and Supply Chain Management	767
General and Administrative	510
Operations	493
Sales and Marketing	320
Technology	233
Business Development	66
Logistics	17
Total	2,406

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses, equity-based incentives, and comprehensive training and development programs. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages.

Under PRC law, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

E.Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—2020 Share Incentive Plan.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of August 31, 2021 by:

•	each of our current directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

Percentage of beneficial ownership is based on a total of 1,225,566,355 outstanding ordinary shares of our company as of August 31, 2021, including 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Accordingly, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned		Ordinary
			Shares
	Class A	Class B	Beneficially	Voting
	Ordinary	Ordinary	Owned	Power
Directors and executive officers**:	Shares	Shares	%	%†
Guofu Ye(1)	550,379,887	328,290,482	71.7%	81.6%
Minxin Li(2)	56,151,532	—	4.6%	3.0%
Saiyin Zhang	*	—	*	*
Lili Xu	*	—	*	*
Yonghua Zhu	*	—	*	*
Na Dou(3)	11,979,800	—	1.0%	0.6%
Yunyun Yang(4)	461,114,579	328,290,482	64.4%	76.8%
All directors and executive officers as a group	606,571,419	328,290,482	76.3%	84.6%

Principal Shareholders:
Mini Investment Limited(5)	—	328,290,482	26.8%	52.3%
YGF MC LIMITED(6)	203,265,382	—	16.6%	10.8%
YYY MC LIMITED(7)	257,849,197	—	21.0%	13.7%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding on an as-converted basis.
**	The business address of our directors and executive officers is 25F, Heye Plaza, No. 486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China.
†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents (i) 328,290,482 Class B ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 257,849,197 Class A ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 89,265,308 Class A ordinary shares held by 12 share incentive awards holding vehicles, which appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the 89,265,308 ordinary shares at the discretion of Mr. Guofu Ye.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Mr. Guofu Ye is deemed to be a beneficial owner of the shares held by YYY MC LIMITED. YGF MC LIMIT and YYY MC LIMITED have pledged an aggregate of 451,079,653 Class A ordinary shares they own to secure loans at the principal amount of approximately US$200 million from third party lenders.

(2)

Represents 56,151,532 Class A ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li and his family members as beneficiaries. Mr. Minxin Li is deemed to be the controlling person of the trust.

(3)

Represents 11,979,800 Class A ordinary shares held by DN MC LIMITED, a British Virgin Islands company. DN MC LIMITED is wholly owned by Ms. Na Dou, and Ms. Na Dou is the sole director of DN MC LIMITED. The registered address of DN MC LIMITED is Portculis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. DN MC LIMITED has appointed Mr. Guofu Ye as its proxy and authorized Mr. Guofu Ye to exercise, on behalf of it, the voting power of the 11,979,800 ordinary shares at the discretion of Mr. Guofu Ye.

(4)

Represents (i) 328,290,482 Class B ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 Class A ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MC LIMIT and YYY MC LIMITED have pledged an aggregate of 451,079,653 Class A ordinary shares they own to secure loans at the principal amount of approximately US$200 million from third party lenders.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by Mini Investment Limited.

Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by YGF MC LIMITED.

YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

(5)

Represents 328,290,482 Class B ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited. The business address of Mini Investment Limited is c/o 25/F, Heye Plaza, No. 486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China.

(6)

Represents 203,265,382 Class A ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. The business address of YGF MC LIMITED is c/o 25/F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.

(7)

Represents 257,849,197 Class A ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED. The business address of YYY MC LIMITED is c/o 25/F, Heye Plaza, No. 486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong Province, the People’s Republic of China.

To our knowledge, as of August 31, 2021, on the same basis of calculation as above, 26.2% of our total issued and outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 321,189,720 Class A ordinary shares represented by 80,297,430 ADSs. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Shareholders Agreement

We entered into a shareholder agreement on February 26, 2020 with our shareholders, consisting of holders of ordinary shares and holders of Series A preferred shares. The shareholders agreement provides for certain shareholders’ rights, including rights of first refusal and rights of co-sale, preemptive rights, redemption rights, liquidation preference, information and inspection rights, and contains provisions governing our board of directors and other corporate governance matters. These special rights, as well as the corporate governance provisions, terminated immediately after the completion of our initial public offering in October 2020.

Registration Rights

Under this shareholders agreement, we have also granted certain registration rights to holders of our Series A preferred shares. Set forth below is a description of such registration rights.

Demand Registration Rights. If, at any time following the earlier of 180 days after the effective date of the registration statement of our initial public offering, we receive a request from holders of registrable securities holding at least 5% of the registrable securities then outstanding requesting us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities where the anticipated gross proceeds (before the deduction of any discounts or commissions) would be at least US$200 million, then we need to promptly give notice of such requested registration to the other shareholders and thereupon shall use our reasonable best efforts to effect, as expeditiously as possible, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders requested us to register. If the number of registrable securities requested to be included in such registration (including any securities that we proposes to be included that are not registrable securities) exceeds the largest number of shares that can be sold without having an adverse effect on such offering, the amount of securities that will actually be included in the registration will follow a priority list agreed by our shareholders and us. We are not be obligated to effect more than a total of three demand registrations and in no event shall we be required to effect more than one demand registration within any six-month period. We shall pay all registration expenses in connection with each demand registration.

Piggyback Registration Rights. If, at any time following 180 days after the effective date of the registration statement of our initial public offering, we propose to register any of our securities under the Securities Act, we shall at each such time give prompt notice to each holder of registrable securities at least 20 business days prior to the anticipated filing date of the registration statement relating to such registration, offering such shareholder(s) the opportunity to include in such registration statement the number of registrable securities such shareholder(s) may request. Upon the request of any such shareholder(s) made within five business days after the receipt of notice from us, we shall use our reasonable best efforts to effect the registration under the Securities Act of all registrable securities that we have been so requested to register by all such shareholders. If the number of registrable securities that we and such shareholders intend to include in such registration exceeds the largest number of shares that can be sold without having an adverse effect on such offering, the amount of securities that will actually be included in the registration will follow a priority list agreed by our shareholders and us. Holders of registrable securities may make unlimited number of requests to register registrable securities under this piggyback registration. We shall pay all registration expenses in connection with each piggyback registration.

Termination of Registration Rights. The registration rights will terminate with respect to any holder of registrable securities upon the earliest of: (i) the date of the completion of a liquidation event, (ii) when all registrable securities held by that shareholder may be sold without restriction under Rule 144(k) within a 90-day period, (iii) the date that is the fifth anniversary following the completion of our initial public offering, and (iv) another date as may be mutually agreed in writing by us and that holder of registrable securities.

Other Related Party Transactions

Before the disposal of discontinued operations, certain subsidiaries in discontinued operations borrowed loans from Mr. Guofu Ye. For the fiscal year ended June 30, 2019, these subsidiaries, before the disposal of discontinued operations, repaid a portion of loan principals amounting to RMB130.4 million and paid loan interests amounting to RMB5.0 million.

For the fiscal years ended June 30, 2019 and 2020, Mr. Guofu Ye made repayment of RMB269.9 million and RMB297.1 million, respectively, in relation to interest-free cash advances made to Mr. Ye in connection with a reorganization in 2018.

For the fiscal year ended June 30, 2019, Mr. Guofu Ye waived the repayment obligation of our subsidiary in the United States in relation to interest-free loans of RMB5.0 million that Mr. Ye previously extended to such subsidiary as working capital.

For the fiscal year ended June 30, 2019, we made cash advances of RMB9.5 million to MINI Investment Holdings Limited, a company controlled by Mr. Guofu Ye for purposes of doing a reorganization. Such amount was fully repaid in July 2020.

For the fiscal year ended June 30, 2020, we made cash advances of RMB101.5 million to Mr. Guofu Ye for purposes of doing a reorganization. Such amount was fully repaid during the fiscal year ended June 30, 2020.

For the fiscal year ended June 30, 2020, we made cash advances of RMB5.2 million to Nome Design Guangzhou Limited, a company controlled by Mr. Guofu Ye, which was subsequently fully repaid in July 2020. During the fiscal years ended June 30, 2020 and 2021, we also purchased goods from Nome Design Guangzhou Limited for a consideration of RMB648.0 thousand and RMB581.0 thousand (US$90.0 thousand), respectively. As of June 30, 2021, the total amount of outstanding receivable from Nome Design Guangzhou Limited was nil.

In December 2020, we formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by our controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou, Mingyou Industrial Investment (Guangzhou) Limited, or Mingyou. We hold 20% of the shares of the joint venture company while YGF MC Limited hold the remaining 80% of the shares of the joint venture company. The total investment for the headquarters building project was estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for acquisition of land use right and the remaining as building costs. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160.0 million (US$24.8 million) for the benefit of Mingyou and itself to the local government in respect of a certain minimum tax payment commitment resulting from the land use right acquisition.

For the fiscal years ended June 30, 2019, 2020 and 2021, we purchased goods from Shanghai Kerong Network Limited, a company that Mr. Guofu Ye can significantly influence, for a consideration of RMB191.2 million, RMB177.4 million and RMB38.1 million (US$5.9 million), respectively. As of June 30, 2021, our outstanding payable amount to Shanghai Kerong Network Limited was RMB1.4 million (US$222.7 thousand).

For the fiscal years ended June 30, 2019, 2020 and 2021, we purchased goods from Shenzhen Zhizhi Brand Incubation Limited, a company that Mr. Guofu Ye can significantly influence, for a consideration of RMB97.3 million, RMB52.4 million and RMB22.2 million (US$3.4 million), respectively. As of June 30, 2021, the outstanding payable amount was RMB1.1 million (US$175.8 thousand).

For the fiscal years ended June 30, 2019, 2020 and 2021, we purchased catering services from Guangzhou Chuyunju Catering Service Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB6.1 million, RMB10.2 million and RMB8.3 million (US$1.3 million), respectively. As of June 30, 2021, our outstanding payable amount to Chuyunju Catering Service Co., Ltd. was RMB3.8 million (US$0.6 million).

For the fiscal years ended June 30, 2020 and 2021, we purchased goods from Wow Color Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB13.3 million and RMB19.0 thousand (US$2.9 thousand), respectively. For the fiscal year ended June 30, 2021, we provided information technology support and consulting services to Wow Color Beauty Guangdong Technology Limited for a consideration of RMB9.9 million (US$1.5 million). As of June 30, 2021, our outstanding payable amount to and receivable amount from Wow Color Beauty Guangdong Technology Limited were nil and RMB1.0 million (US$154.3 thousand), respectively.

For the fiscal year ended June 30, 2021, we purchased goods from Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB894.0 thousand (US$138.0 thousand), and provided information technology support and consulting services to it for a consideration of RMB3.1 million (US$472.4 thousand). As of June 30, 2021, our outstanding payable amount to and receivable amount from Haydon (Shanghai) Technology Co., Ltd. were RMB1.0 million (US$156.4 thousand) and RMB0.8 million (US$123.1 thousand), respectively.

For the fiscal year ended June 30, 2021, we purchased goods from 199 Global Holding (Guangzhou) Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB135.0 thousand (US$20.9 thousand). As of June 30, 2021, our outstanding payable amount to 199 Global Holding (Guangzhou) Limited was RMB94.0 thousand (US$14.6 thousand).

For the fiscal year ended June 30, 2021, we sold lifestyle products to Miniso Technology (Guangzhou) Co., Ltd. for a consideration of RMB1.3 million (US$196.9 thousand).

For the fiscal year ended June 30, 2020, we received prepayments of RMB4.0 million from Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye, for purchase of goods from us. During the fiscal years ended June 30, 2020 and 2021, we sold goods of RMB0.2 million and RMB5.3 million (US$822.7 thousand) to Miniso Lifestyle Nigeria Limited, respectively. As of June 30, 2021, the outstanding prepayments made by Miniso Lifestyle Nigeria Limited, after deducting the consideration of RMB5.3 million (US$822.7 thousand) for the goods we sold to it, was nil.

From December 2019 to April 2020, we disposed of certain loss-making subsidiaries to companies controlled by Mr. Guofu Ye. See “Item 4. Information on the Company—A. History and Development of the Company.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2020 Share Incentive Plan.”

B.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.”

Dividend Policy

Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors. On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately RMB304.7 million, which was funded by surplus cash on our balance sheet.

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.Offering and Listing Details

Our ADSs have been listed on The New York Stock Exchange since October 15, 2020. Our ADSs currently trade on The New York Stock Exchange under the symbol “MNSO.” One ADS represented four Class A ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on The New York Stock Exchange since October 15, 2020 under the symbol “MNSO.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Affiliate (as defined under the memorandum and articles of association) of such holder; or (b) the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer, assignment, or disposition of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not an Affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to three votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the NYSE be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pan passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our post-offering articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;
•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);
•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pan passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulation Related to Foreign Exchange and Dividend Distribution.”

E.Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that Miniso Group Holding Limited is not a PRC resident enterprise for PRC tax purposes. Miniso Group Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Miniso Group Holding Limited meets all of the conditions above. Miniso Group Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that Miniso Group Holding Limited meets all of these conditions or Miniso Group Holding Limited is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Miniso Group Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Miniso Group Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Miniso Group Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Miniso Group Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;
•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for our taxable year ended June 30, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the NYSE will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year at the time of disposition. The deductibility of a capital loss may be subject to limitations.

Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes and, subject to a number of complex conditions and limitations, such PRC tax may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as PRC source income, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be treated as marketable stock because they are listed on the NYSE, provided that they are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is June 30. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE Rule 203.01, we will post this annual report on Form 20-F on our website at http://ir.miniso.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we do not anticipate any significant impact on our financial performance resulting from changes in interest rates.

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2021, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents, trade and other receivables, trade and other payables and loans and borrowings, and expressed in Renminbi, were RMB391.6 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our profit after tax and retained profits for the fiscal year ended June 30, 2021 would have increased or decreased by RMB3.2 million, respectively.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four Class A ordinary shares (or a right to receive four Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs, and (iii) our reimbursable expenses related to the program are not known at this time. For the fiscal year ended June 30, 2021, we were entitled to receive RMB4.3 million (US$0.7 million) from the depositary as reimbursement for our expenses incurred for establishment and maintenance of the ADR program. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-248991) relating to our initial public offering of 30,400,000 ADSs representing 121,600,000 Class A ordinary shares, without taking into account over-allotment, at an initial offering price of US$20.00 per ADS. The registration statement was declared effective by the SEC on October 14, 2020. Goldman Sachs (Asia) L.L.C. and BofA Securities, Inc. were the representatives of the underwriters.

We raised approximately US$625.3 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 14, 2020 to June 30, 2021, we used approximately US$62.9 million of the net proceeds from our initial public offering, including approximately US$7.8 million in purchasing IT systems and renovating MINISO stores that we directly operated, and approximately US$55.1 million in forming a joint venture to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering in October 2020, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the fiscal years ended June 30, 2019 and 2020 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements to formalize, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to properly address complex accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC.

To remedy the identified material weakness and the other control deficiencies, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS accounting and SEC reporting, (ii) organizing regular training for our accounting staffs, especially training related to IFRS and SEC reporting requirements, and (iii) formulating IFRS accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest IFRS accounting standards. As of June 30, 2021, we determined that the above-mentioned material weakness had been remediated.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that members including Ms. Lili Xu, an independent director and member of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our senior officers, including our chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333- 248991), as amended, initially filed with the SEC on September 23, 2020. The code is also available on our official website under the corporate governance section at our investor relations website http://ir.miniso.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated.

	For the fiscal year ended June 30,
	2020	2021

	(in RMB thousands)
Audit fees(1)	14,150	10,380

Tax and other service fees(2)	1,747	1,470

Notes:

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including audit fees relating to our initial public offering in 2020.

(2)

“Tax and other service fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice, tax planning, assurance and related services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Based on the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act, we also have one year from October 14, 2020, the date of effectiveness of the registration statement on Form F-1 (File Number 333-248991) for our initial public offering, to meet the requirement that all of the members of our audit committee, compensation committee, and nominating and corporate governance committee must be independent directors, which we currently do not meet with respect to any committee. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country practice with respect to any corporate governance matter, but if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. If we choose to reply on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE Listed Company Manual.

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of MINISO Group Holding Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1

Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1, as amended (file no. 333¬248991), filed with the SEC on October 14, 2020)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

2.3

Deposit agreement dated October 14, 2020 among the Registrant, The Bank of New York Mellon as depositary and owners and holders of American Depositary Shares issued thereunder dated October 14, 2020 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-255274) filed with the SEC on April 16, 2021)

2.4

The Shareholders Agreement among the Registrant and other parties thereto dated February 26, 2020 and Deed of Adherence between the Registrant (on behalf of itself and all the then-existing shareholders of the Registrant) and each of the new shareholders after the effectiveness of the Shareholders Agreement and a schedule of all executed Deeds of Adherence adopting the same form (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1, as amended (file no. 333¬248991), filed with the SEC on October 14, 2020)

2.5*	Description of Securities
4.1	2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)
4.2

Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.4

Form of employment agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.5

Share Subscription Agreement between the Registrant, HH SPR-XIV Holdings Limited, Tencent Mobility Limited, Easy Land Limited and certain other parties thereto dated February 19, 2020 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.6*	English translation of the Capital Increase Agreement between YGF MC LIMITED and the Registrant dated December 11, 2020
8.1*	List of principal subsidiaries of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1, as amended (file no. 333¬248991), filed with the SEC on October 14, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
	Name:	Guofu Ye
	Title:	Chief Executive Officer

Date: September 17, 2021

MINISO Group Holding Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of June 30, 2020 and 2021, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of write-down of inventories

The Company had inventories of RMB1,496 million as of June 30, 2021. As discussed in Note 2(i), inventories are carried at the lower of cost or net realizable value. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Company considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies.

We identified the assessment of write-down of inventories as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the assumptions used to estimate the write-down of inventories. These assumptions include the forecasted future product demand and the estimated selling prices in future promotion events.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the write-down of inventories. This included controls related to the Company’s estimation of forecasted future product demand and the estimated selling prices in future promotion events. We compared the prior period forecasted future product demand to actual results to assess the Company’s ability to accurately forecast. We evaluated the Company’s forecasted future product demand for a selection of inventory items by assessing historical sales trends and any known changes that would impact future product demand. We evaluated the Company’s assessment of the estimated selling prices in future promotion events for a selection of inventory items based on historical pricing trends and the anticipated markdowns in planned promotion events.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Guangzhou, China

September 17, 2021

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Continuing operations
Revenue	6	9,394,911	8,978,986	9,071,659
Cost of sales	8	(6,883,931)	(6,246,488)	(6,640,973)

Gross profit		2,510,980	2,732,498	2,430,686
Other income	7	10,468	37,208	52,140
Selling and distribution expenses	8	(818,318)	(1,190,477)	(1,206,782)
General and administrative expenses	8	(593,205)	(796,435)	(810,829)
Other net income / (loss)	9	24,423	45,997	(40,407)
Credit loss on trade and other receivables		(90,124)	(25,366)	(20,832)
Impairment loss on non-current assets		(27,542)	(36,844)	(2,941)

Operating profit		1,016,682	766,581	401,035
Finance income		7,311	25,608	40,433
Finance costs		(25,209)	(31,338)	(28,362)

Net finance (costs) / income	10	(17,898)	(5,730)	12,071
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	30	(709,780)	(680,033)	(1,625,287)
Share of loss of an equity-accounted investee, net of tax		—	—	(4,011)

Profit / (loss) before taxation		289,004	80,818	(1,216,192)
Income tax expense	11	(279,583)	(210,949)	(213,255)

Profit / (loss) for the year from continuing operations		9,421	(130,131)	(1,429,447)
Discontinued operations
Loss for the year from discontinued operations, net of tax	5	(303,830)	(130,045)	—
Loss for the year		(294,409)	(260,176)	(1,429,447)

Attributable to:
Equity shareholders of the Company		(290,647)	(262,267)	(1,415,010)
Non-controlling interests		(3,762)	2,091	(14,437)
Loss for the year		(294,409)	(260,176)	(1,429,447)

Loss per share
Basic loss per share (RMB)	12	(0.32)	(0.26)	(1.18)
Diluted loss per share (RMB)	12	(0.32)	(0.26)	(1.18)
Earnings / (loss) per share—Continuing operations
Basic earnings / (loss) per share (RMB)	12	0.01	(0.12)	(1.18)
Diluted earnings / (loss) per share (RMB)	12	0.01	(0.12)	(1.18)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Loss for the year		(294,409)	(260,176)	(1,429,447)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	13	(4,834)	6,361	(16,548)
Other comprehensive (loss) / income for the year		(4,834)	6,361	(16,548)
Total comprehensive loss for the year		(299,243)	(253,815)	(1,445,995)
Attributable to:
Equity shareholders of the Company		(296,062)	(256,583)	(1,429,621)
Non-controlling interests		(3,181)	2,768	(16,374)
Total comprehensive loss for the year		(299,243)	(253,815)	(1,445,995)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

		As at June 30,
	Note	2020	2021
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	14	88,062	76,316
Right-of-use assets	15	502,867	689,887
Intangible assets	16	69,091	61,005
Goodwill	17	—	19,640
Deferred tax assets	11(d)	183,520	168,552
Prepayments	18	6,112	138,481
Interest in an equity-accounted investee	19	—	352,062
		849,652	1,505,943
Current assets
Other investments	20	—	102,968
Inventories	21	1,395,674	1,496,061
Trade and other receivables	22	729,889	824,725
Cash and cash equivalents	23	2,853,980	6,771,653
Restricted cash	24	7,056	3,680
		4,986,599	9,199,087
Total assets		5,836,251	10,705,030
EQUITY
Share capital	31(a)	69	92
Additional paid-in capital	31(a)	162,373	8,289,160
Other reserves	31(b)	625,984	928,005
Accumulated losses		(1,125,055)	(2,558,291)
(Deficit) / Equity attributable to equity shareholders of the Company		(336,629)	6,658,966
Non-controlling interests		13,583	(6,812)
Total (deficit) / equity		(323,046)	6,652,154
LIABILITIES
Non-current liabilities
Contract liabilities	6	74,226	59,947
Loans and borrowings	26	15,207	6,925
Lease liabilities	28	378,894	483,144
Deferred income	29	—	20,005
Redeemable shares with other preferential rights	30	2,381,327	—
		2,849,654	570,021
Current liabilities
Loans and borrowings	26	401,182	13,669
Trade and other payables	27	2,419,795	2,809,182
Contract liabilities	6	218,287	266,919
Lease liabilities	28	224,080	321,268
Deferred income	29	—	6,060
Current taxation		46,299	65,757
		3,309,643	3,482,855
Total liabilities		6,159,297	4,052,876
Total equity and liabilities		5,836,251	10,705,030

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
									Retained
			Additional			Share-based		PRC	earnings /			Total
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	(Accumulated		Non-controlling	equity /
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses)	Total	interests	(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2018		—	370,272	—	—	—	(5,664)	52,141	146,336	563,085	1,528	564,613
Changes in equity for the year ended June 30, 2019
Loss for the year		—	—	—	—	—	—	—	(290,647)	(290,647)	(3,762)	(294,409)
Other comprehensive (loss) / income for the year		—	—	—	—	—	(5,415)	—	—	(5,415)	581	(4,834)
Total comprehensive loss for the year		—	—	—	—	—	(5,415)	—	(290,647)	(296,062)	(3,181)	(299,243)
Capital injection from shareholders		—	110,851	—	—	—	—	—	—	110,851	—	110,851
Consolidation of special purpose vehicles	31(b)(v)	—	8,694	—	(8,694)	—	—	—	—	—	—	—
Acquisition of non-controlling interest		—	—	(10,956)	—	—	—	—	—	(10,956)	6,687	(4,269)
Liabilities waived by shareholders	25(d)	—	13,489	—	—	—	—	—	—	13,489	5,781	19,270
Business combination under common control	31(b)(i)	—	(262,262)	128,868	—	—	—	—	—	(133,394)	—	(133,394)
Deemed distribution	31(c)	—	(100,000)	—	—	—	—	(37,387)	(356,473)	(493,860)	—	(493,860)
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	122,058	—	—	—	122,058	—	122,058
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	24,972	(24,972)	—	—	—
Balance at June 30, 2019		—	141,044	117,912	(8,694)	122,058	(11,079)	39,726	(525,756)	(124,789)	10,815	(113,974)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	Total equity /
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2019		—	141,044	117,912	(8,694)	122,058	(11,079)	39,726	(525,756)	(124,789)	10,815	(113,974)
Changes in equity for the year ended June 30, 2020
Loss for the year		—	—	—	—	—	—	—	(262,267)	(262,267)	2,091	(260,176)
Other comprehensive income for the year		—	—	—	—	—	5,684	—	—	5,684	677	6,361
Total comprehensive (loss) / income for the year		—	—	—	—	—	5,684	—	(262,267)	(256,583)	2,768	(253,815)
Issuance of ordinary shares		69	10,630	—	—	—	—	—	—	10,699	—	10,699
Consolidation of special purpose vehicles	31(b)(v)	—	10,699	—	(10,699)	—	—	—	—	—	—	—
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	364,380	—	—	—	364,380	—	364,380
Dividend declared	31(e)	—	—	—	—	—	—	—	(330,336)	(330,336)	—	(330,336)
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	6,696	(6,696)	—	—	—
Balance at June 30, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-	Total
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling	(deficit) /
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the year ended June 30, 2021
Loss for the year		—	—	—	—	—	—	—	(1,415,010)	(1,415,010)	(14,437)	(1,429,447)
Other comprehensive loss for the year		—	—	—	—	—	(14,611)	—	—	(14,611)	(1,937)	(16,548)
Total comprehensive loss for the year		—	—	—	—	—	(14,611)	—	(1,415,010)	(1,429,621)	(16,374)	(1,445,995)
Capital injection from shareholders		1	1,193	—	—	—	—	—	—	1,194	—	1,194
Consolidation of special purpose vehicles	31(b)(v)	—	973	—	(973)	—	—	—	—	—	—	—
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	31(a)(iii)	9	4,178,851	—	—	—	—	—	—	4,178,860	—	4,178,860
Release of ordinary shares from share award scheme	31(a)(v)	5	(18,065)	—	18,060	—	—	—	—	—	—	—
Conversion of Series A preferred shares into Class A ordinary shares	31(a)(iv)	8	3,963,835	—	—	—	—	—	—	3,963,843	—	3,963,843
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	281,319	—	—	—	281,319	—	281,319
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	18,226	(18,226)	—	—	—
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	—	—	(4,021)	(4,021)
Balance at June 30, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	25(a)	1,660,644	1,236,985	1,111,031
Income tax paid		(299,987)	(342,438)	(194,711)
Cashflows from discontinued operations	5(b)	(322,186)	(68,063)	—
Net cash from operating activities		1,038,471	826,484	916,320
Cash flows from investing activities
Payments for purchases of property, plant, equipment and intangible assets		(116,124)	(56,974)	(180,279)
Proceeds from disposal of property, plant and equipment and intangible assets		—	—	4,323
Payments for purchases of other investments		(956,800)	(3,821,580)	(28,887,790)
Proceeds from disposal of other investments		602,000	4,176,380	28,787,790
Interest income		7,311	25,608	40,433
Investment income from other investments		1,348	26,387	66,837
Cash advances to a related party		(9,508)	(5,205)	—
Proceeds from repayment from related parties		—	—	14,713
Cash advances to the controlling shareholder		—	(101,462)	—
Proceeds from repayment from the controlling shareholder		269,934	297,105	—
Payments for investment in an equity-accounted investee		—	—	(356,000)
Acquisition of a subsidiary, net of cash acquired		—	—	(8,824)
Loans and borrowings provided to third parties		(13,151)	(212)	—
Proceeds from repayment of loans and borrowings to third parties		27,737	5,437	—
Cash disposed in connection with disposal of discontinued operations	5(c)	—	(75,552)	—
Cashflows from discontinued operations	5(b)	(23,662)	(7,117)	—
Net cash (used in) / from investing activities		(210,915)	462,815	(518,797)
Cash flows from financing activities
Proceeds from the issue of paid-in capital subject to redemption and other preferential rights	25(b)	991,514	—	—
Proceeds from capital injection from shareholders		86,592	9,150	2,795
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		—	—	4,178,860
Proceeds from loans and borrowings	25(b)	1,375	410,734	313
Repayment of loans and borrowings	25(b)	(14,795)	(2,889)	(416,588)
Repayment to the controlling shareholder		—	—	(11,946)
Payment for acquisition of non-controlling interest		—	(4,269)	—
Payments for acquisition of subsidiaries under common control	25(b)	(122,923)	(10,471)	—
Payment of capital element and interest element of lease liabilities	25(b)	(166,781)	(193,827)	(215,762)
Interest paid	25(b)	(1,383)	(6,266)	(1,488)
Dividend paid	31(e)	—	(330,336)	—
Cashflows from discontinued operations	5(b)	(153,741)	10,468	—
Net cash from / (used in) financing activities		619,858	(117,706)	3,536,184
Net increase in cash and cash equivalents		1,447,414	1,171,593	3,933,707
Cash and cash equivalents at beginning of the year		228,106	1,686,218	2,853,980
Effect of movements in exchange rates on cash held		10,698	(3,831)	(16,034)
Cash and cash equivalents at end of the year	23	1,686,218	2,853,980	6,771,653

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 General information and basis of preparation

1.1 General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle products across the People’s Republic of China (“PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

1.2 Reorganization and basis of presentation

As discussed in Note 1.1, the Group is engaged in the retail and wholesale of lifestyle products in the PRC (the “China Business”) and other countries in Asia, America, and Europe, etc. (the “Overseas Business”). The China Business together with the Overseas Business are referred to as the “Relevant Businesses”. To rationalize the corporate structure and in preparation for the Company’s IPO, the Group underwent a corporate reorganization (the “Reorganization”) to succeed all of the Relevant Businesses. Prior to the Reorganization, the Relevant Businesses were conducted through a number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by Mr. Ye Guofu and his spouse Ms. Yang Yunyun (the “Controlling Shareholders”).

The Reorganization principally involved the following steps:

(a)   Reorganization of the China Business

The China Business was historically conducted through various entities, including MINISO Corporation (the “predecessor entity”), two subsidiaries of the predecessor entity, and some other entities (the “Other Entities”). These entities did not have a single holding entity but were separately owned by entities directly or indirectly controlled by the Controlling Shareholders.

i)	On October 18, 2017, the Controlling Shareholders and Mr. Li Minxin (the “Founders”) established MINISO (Guangzhou) Co., Ltd. (“MINISO Guangzhou”), which later became one of the main operating subsidiaries and an investment holding entity of the Group in mainland China. MINISO Guangzhou established certain domestic subsidiaries subsequently.
ii)	Starting from November 2017 through November 2018, the business which was originally conducted by the predecessor entity and the related assets and liabilities were gradually transferred to MINISO Guangzhou and its subsidiaries. During the same period, MINISO Guangzhou also acquired the two subsidiaries of the predecessor entity and 100% equity interests in the Other Entities.

iii)	On December 1, 2018, the reorganization of the China Business had been completed and the remaining assets and liabilities of the predecessor entity upon the completion of the reorganization (see below) were treated as deemed distribution to the equity shareholders at historical cost basis and were not included in the Group’s consolidated financial statements since then.

As of
December 1, 2018
RMB’000
Assets
Current assets
Amounts due from the controlling shareholder	501,799
Other receivables	9,392
Non-current assets
Intangible assets	916
Total assets	512,107
Liabilities
Other payables	12,950
Current taxation	5,297
Total liabilities	18,247
Net assets distributed in connection with the Reorganization	493,860

(b)   Reorganization of the Overseas Business

The Overseas Business was historically conducted through certain overseas entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by the Controlling Shareholders (together, the “Overseas Entities”).

i)	On January 23, 2018, MINISO Hong Kong Limited (“MINISO HK”) was incorporated in Hong Kong as a wholly owned subsidiary of MINISO Guangzhou, which was mainly engaged in product sales to overseas distributors.
ii)	During the period from July 2018 to December 2018, MINISO HK acquired the equity interests of the Overseas Entities at an aggregate consideration of approximately RMB133,394,000. Since then, MINISO HK became an intermediate holding company of the subsidiaries conducting the Overseas Business and MINISO Guangzhou became the ultimate holding company of the Group.

(c)   Establishment of offshore holding structure

i)	On January 7, 2020, the Company was incorporated in the Cayman Islands.
ii)	On January 16, 2020 and January 26, 2020, MINISO Universal Holding Limited and MINISO Development Hong Kong Limited (“MINISO Development HK”) were incorporated in the British Virgin Islands (“BVI”) and Hong Kong, directly or indirectly owned by the Company.
iii)	On March 18, 2020, MINISO Development HK acquired 100% of equity interests of MINISO Guangzhou and became an intermediate offshore holding company of the Group’s operations in mainland China.

Upon completion of the above steps of Reorganization in March 2020, the Company became the holding company of the companies now comprising the Group. All companies now comprising the Group and the predecessor entity that took part in the Reorganization were under the common control by the Controlling Shareholders before and after the Reorganization. The control was not transitory and consequently, there was a continuation of the risks and benefits to the Controlling Shareholders. The Reorganization of the China Business and the Overseas Business was treated as business combination under common control. The establishment of offshore holding structure was treated as a recapitalization of the operating entity. The consolidated financial statements have been prepared in a manner similar to a pooling of interest as if the Relevant Businesses had been always operated by the companies now comprising the Group and the Reorganization had been completed at the beginning of the reporting periods. The assets and liabilities included in the consolidated financial statements were recognized and measured at the historical costs from the perspective of the Controlling Shareholders.

The consolidated statements of profit or loss, profit or loss and other comprehensive income, cash flows and changes in equity for the year ended June 30, 2019 included the results and operations of the predecessor entity and the companies now comprising the Group. The consolidated statements of profit or loss, profit or loss and other comprehensive income, cash flows and changes in equity for the years ended June 30, 2020 and 2021 included the results and operations of the companies now comprising the Group. The consolidated statements of financial position as of June 30, 2020 and 2021 included the financial position of the companies now comprising the Group.

Since the Company did not exist prior to June 30, 2019, the Company’s consolidated results of operations for the year ended June 30, 2019 represent the continuation of the combined financial statements of the predecessor entity and the companies now comprising the Group.

(d)   Discontinued operations

As part of the Reorganization, in May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. These discontinued operations were disposed of during the period from December 2019 to April 2020. See Note 5 for details.

1.3 Subsidiaries

Set out below was a list of the Company’s principal subsidiaries as at June 30, 2021:

	Date and place of	Group’s effective
	incorporation /	interest
Company name	establishment	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	January 16, 2020 BVI	100%	Investment holding
MINISO Global Holding Limited	January 16, 2020 Hong Kong	100%	Investment holding
MINISO Development HK	January 26, 2020 Hong Kong	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	November 13, 2017 Hong Kong	100%	Investment holding
MINISO Guangzhou	October 18, 2017 PRC	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd.	December 12, 2017 PRC	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd.	May 16, 2017 PRC	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd.	August 15, 2017 PRC	100%	Online sales of lifestyle products
MINISO HK	January 23, 2018 Hong Kong	100%	Wholesale of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	January 11, 2017 Indonesia	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	June 22, 2017 India	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	August 12, 2016 United States	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	October 17, 2018 Canada	100%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Technology Co., Ltd.	September 7, 2021 PRC	100%	Wholesale and retail of art toys

2 Significant accounting policies

(a) Statement of compliance

The Group has adopted June 30 as its financial year end date.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issue by the Company’s board of directors on September 17, 2021.

Significant accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b) Basis of preparation

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are stated at their fair value as explained in Note 2(m), Note 2(o) and Note 2(p).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(x)).

(c) Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements that are first effective for the current accounting period of the Group:

●	Amendments to References to conceptual framework in IFRS standards
●	Amendments to IFRS 3, Definition of a business
●	Amendments to IAS 1 and IAS 8, Definition of material
●	Amendments to IFRS 9, IAS 39 and IFRS 7, Interest rate benchmark reform

The adoption of the above amendments to IFRSs does not have material impact on the consolidated financial statements of the Group.

Other than the amendments to IFRS 16, Leases, Covid-19-related rent concessions beyond 30 June 2021, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

The Group previously elected to early adopt amendment to IFRS 16, Leases, Covid-19-related rent concessions to all qualifying Covid-19-related rent concessions granted to the Group during the year ended June 30, 2020. Consequently, rent concessions received had been accounted for as negative variable lease payments recognized in profit or loss in the year ended June 30, 2020 in which the event or condition that triggers those payments occurred. One of these conditions required the reduction in lease payments affect only payments originally due on or before a specified time limit of June 30, 2021. Amendment to IFRS 16, Leases, Covid-19-related rent concessions beyond June 30, 2021 (2021 amendment) extends the above time limit from June 30, 2021 to June 30, 2022. The 2021 amendment was effective for the accounting periods beginning on or after April 1, 2021 and earlier application is permitted. The Group has elected to early adopt the 2021 amendment.

(d) Basis of consolidation

(i) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are measured initially at their proportionate share of the subsidiary’s net identifiable assets at the date of acquisition.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of profit or loss and profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see Note 2(x)).

(ii)  Interest in an equity-accounted investee

The Group’s interest in an equity-accounted investee comprises interest in an associate.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see Note 2(x)).Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(d)(iii) and Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post- acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate, after applying the ECL model to such other long-term interests where applicable (see Note 1(h)(i)).

In the Company’s statement of financial position, investment in an associate is stated at cost less impairment losses (see Note 2(h)(ii)), unless classified as held for sale (or included in a disposal group that is classified as held for sale) (see Note 2(x)).

(iii)  Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(iv)  Business combinations

Except for the business combinations under common control as stated below, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of group of similar identifiable assets.

Business combinations involving entities under common control

The consolidated financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the combining entities or businesses first came under the control of the Controlling Shareholders.

The assets and liabilities of the combining entities or businesses are consolidated at the carrying amounts previously recognized from the perspective of Controlling Shareholders.

The consolidated statements of profit or loss and profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been consolidated at the earliest balance sheet date presented or when they first came under common control, whichever is later.

Differences between the total consideration paid and the capital of the entities acquired under common control are presented as merger reserve.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(h)(ii)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

The estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Over the shorter of lease term
or the estimated useful lives
of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

(f) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(h)(ii)).

Amortization is calculated write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(g) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets which, for the Group are primarily staff apartments with lease term of less than 12 months. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. The only exceptions are rent concessions that occurred as a direct consequence of the COVID-19 pandemic and met the conditions set out in paragraph 46B of IFRS 16 Leases. In such cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.

(h) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, trade and other receivables).

Other investments—financial assets measured at fair value through profit or loss are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

●	fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

●	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

●	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or (ii) the financial asset is 30 days past due. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

●	failure to make payments of principal or interest on their contractually due dates;
●	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);
●	an actual or expected significant deterioration in the operating results of the debtor; and
●	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(u)(iv) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

●	significant financial difficulties of the debtor;
●	a breach of contract, such as a default or past due event;
●	it is becoming probable that the borrower will enter into bankruptcy or other financial reorganization;
●	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or
●	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii) Impairment of non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

●	property, plant and equipment;
●	right-of-use assets;
●	intangible assets;
●	goodwill;
●	interest in an equity-accounted investee; and
●	investments in subsidiaries in the Company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated.

●	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

●	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

●	Reversals of impairment losses

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

(i) Inventories

Inventories are finished goods which are held for sale, including the products placed at franchisees’ stores, and low value consumables to be consumed in the ordinary course of business.

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Loss of inventories is recognized as an expense in the period the loss occurs. For the products placed at franchisees’ stores, the Group bears inventory loss up to a pre-determined loss rate as agreed with franchisees. The Group requires compensations from franchisees for the inventory losses in excess of the pre-determined loss rate.

(j) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(u)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(k)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(u)).

(k) Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see Note 2(h)(i)).

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for expected credit losses (ECL) in accordance with the policy set out in Note 2(h)(i).

(m) Other investments

Other investments are classified as measured at fair value through profit or loss (FVPL). Changes in the fair value of the investments are recognized in profit or loss.

(n) Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are classified as liabilities (see Note 2(p)).

(p) Paid-in capital subject to redemption and other preferential rights / Redeemable shares with other preferential rights

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are redeemable at the request of the holders upon the occurrence of certain redemption events as agreed in the corresponding shareholders’ agreement.

Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are classified as financial liabilities at fair value through profit or loss. Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

Subsequent to initial recognition, the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are carried at fair value with changes in fair value recognized in the consolidated statements of profit or loss.

(q) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(w)).

(r) Employee benefits

(i) Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in mainland China participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred.

(iii) Share-based payments

The Group operates certain equity-settled share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group.

The fair value of share awards granted to employees is recognized as an employee cost with a corresponding increase in the share-based payment reserve. The fair value is measured at grant date, taking into account the terms and conditions upon which the shares or share options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the shares or share options, the total estimated fair value of the shares or share options is spread over the vesting period, taking into account the probability that the shares or share options will vest.

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged / credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from capital reserve to share premium.

If new equity instruments are granted to the employee and, on the date when those new equity instruments are granted, the entity identifies the new equity instruments granted as replacement equity instruments for the cancelled equity instruments, the entity shall account for the granting of replacement equity instruments in the same way as a modification of the original grant of equity instruments.

At the date the replacement awards are granted, the entity accounts for any incremental fair value in addition to the grant-date fair value of the original award. The incremental fair value is the difference between the fair value of the replacement award and the net fair value of the cancelled award, both measured at the date on which the replacement award is issued. The net fair value is the fair value of the cancelled award measured immediately before the cancellation, less any payment made to the employees on cancellation.

The Group recognizes the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee. If the Group modifies the terms or conditions of the share awards granted without reducing the number of equity instruments granted in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the equity instruments granted (unless those equity instruments are forfeited) as if that modification had not occurred.

(iv) Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

(s) Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

●	temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss); and
●	temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Additional income taxes that arise from the distribution of dividends are recognized when the liability to pay the related dividends is recognized.

Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

●	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities;
●	they relate to income taxes levied by the same taxation authority on either:

●	the same taxable entity; or
●	different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(t) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group allocates the transaction price expected to be received from franchisees or distributors to different performance obligations based on their relative standalone selling prices. In particular, the consideration in arrangements with franchisees and distributors includes sales-based amounts. Such sales-based amounts are excluded from the transaction price until the sales by franchisees have occurred and would be allocated entirely to the franchise / distributor license fees as they relate entirely to the Group’s promise to provide franchisees / distributors access to the Group’s brand name and trademarks.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i) Sales of products

Retail sales in self-operated stores

Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees’ stores.

For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. At inception of the franchise arrangement, franchisees are required to place a deposit with the Group which covers the estimated maximum value of merchandise that their stores may hold throughout the franchise period, and this amount is reviewed upon renewal of the franchisee arrangement. The deposit is refundable at the expiry of the Franchise Agreement, provided that the franchisees have no remaining merchandise unsold and have settled other balances with the Group.

The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e. end consumers who visit the stores), and bear the costs associated with the operation. The franchisees’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group’s array of product categories.

The franchisees are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores. They also control the physical access to merchandise in possession through their operation of the retail stores. In general, the Group does not have any obligation or practice to accept any return of unsold products, except for rare cases such as a latent defect subject to a product recall or certain limited seasonal items that have passed their sales season.

The franchisees have the right to price their merchandise within a specified range of the recommended retail price set by the Group. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in a promotional campaign launched by the Group. The franchisees can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

Sales to distributors

The Group has entered into a series of agreements with certain distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in its authorized territory and sell the products that they have purchased from the Group to the franchised stores in its authorized territory. Revenue from sales of products to these distributors is recognized at the point when the products have been shipped from or delivered to the specific locations according to the detailed agreement between the Group and distributors. Revenue is recognized based on the contract price, net of sales rebates.

Online sales

Revenue from online sales to customers, which are conducted through the Group’s own mobile applications and third-party e-commerce platforms, is recognized at the point when the products are delivered to customers.

(ii) License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group’s brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation services fees for such access. The fixed component of such royalties are recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii) Customer loyalty program

The Group has launched a spend-based customer loyalty program for MINISO brand in the PRC, under which loyalty points are rewarded to end customers 1 point per spent of RMB1 in MINISO stores, including self-operated stores and franchised stores operated by franchisees participating in the program, and through MINISO WeChat Mini Programs. Each 100 points is redeemable for a cash value of RMB1 on future purchases when certain criteria are met. Transaction price is allocated to the product(s) and the loyalty points rewarded on a relative standalone selling price basis. Revenue associated with the price allocation of loyalty points rewarded is deferred and a corresponding liability is established in contract liabilities.

(iv) Interest income

Interest income is recognized as it accrues using the effective interest method.

(v) Government grants

Government grants are recognized in the statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(v) Translation of foreign currencies

(i) Functional and presentation currency

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated.

(ii) Transactions and balances

Foreign currency transactions during the year are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other net income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated at the exchange rate at the date when the fair value was determined.

(iii) Foreign operations

The results of foreign operations are translated into RMB at the exchange rates approximating the exchange rates at the dates of the transactions. Statement of financial position items are translated into RMB at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences in the translation reserve relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(w) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred.

(x) Assets held for sale and discontinued operations

(i) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. A disposal group is a group of assets to be disposed off together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated to the assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, property, plant and equipment, right-of-use assets and intangible assets are no longer amortized or depreciated.

(ii) Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents:

●	a separate major line of business or geographical area of operations;
●	or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
●	is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs at the earlier of when the entity entering into a binding sale agreement or when the board of directors approving and announcing a formal disposal plan.

Where an operation is classified as discontinued, a single amount is presented on the face of the statement of profit or loss, which comprises:

●	the post-tax profit or loss of the discontinued operations; and
●	the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operations.

(y) Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:
(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.
(b)	An entity is related to the Group if any of the following conditions applies:
(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(z) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

●	Note 2(u)(i)—product sales to franchisees: whether revenue from product sales to franchisees is recognized at the point when the franchisees sell the product to their customers in the franchisees’ stores
●	Note 2(u)(ii)—license fees, sales-based royalties and sales-based management and consultation services fees: whether revenue is recognized over time

Note 34 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

(a) Write down of inventories

The Group determines the write-down for obsolescence of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Group considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

(b) Impairments of property, plant and equipment and right-of-use assets

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets, recoverable amount of these assets needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as revenue and operating costs.

(c) Impairments of goodwill

Goodwill is tested by the Group annually in accordance with the accounting policy stated in Note 2(d)(iii). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There are a number of assumptions and estimates involved in the preparation of future cash flow forecasts. Key assumptions include the expected growth rates and selection of discount rates to reflect the risks involved.

(d) Recognition of deferred tax assets

Deferred tax assets in respect of tax losses and other deductible temporary differences carried forward are recognized and measured based on the expected manner of realization or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the end of the reporting periods. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of the Group and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the net profit in future years.

(e) Share-based compensation

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group also has to estimate the actual vesting periods of the share awards which is variable and subject to an estimate of when a qualified initial public offering of the Group will incur. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 32.

(f) Determining the lease term

As explained in policy Note 2(g), the lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.

(g) Fair value measurement of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights

The paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights. Key assumptions, such as weighted average cost of capital, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 30. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

4. Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the four reportable segments during the years ended June 30, 2019 and 2020, namely (i) MINISO brand (excluding Africa and Germany), (ii) MINISO brand in Africa and Germany, (iii) NOME brand, and (iv) Minihome brand. The operations of the MINISO brand in Africa and Germany and the NOME brand and Minihome brand were discontinued and disposed of by the Group as of June 30, 2020. During the year ended June 30, 2021, the Group developed a new brand namely TOP TOY and included it as one of the reportable segments. Therefore, the Group had two reporting segments of MINISO brand and TOP TOY brand as of and for the year ended June 30, 2021.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2019, 2020 and 2021. The segment information is as follows:

Reportable segments	Operations
MINISO brand (excluding Africa and Germany)	Design, buying and sale of lifestyle products
MINISO brand in Africa and Germany*	Design, buying and sale of lifestyle products
NOME brand*	Design, buying and sale of clothing products and other household items
Minihome brand*	Design, buying and sale of furniture and other household items
TOP TOY brand	Design, buying and sale of art toys

Note:

*	Businesses of NOME and Minihome brands and MINISO brand in Africa and Germany are classified as discontinued operations for the years ended June 30, 2019 and 2020, and had been disposed of by the Group as of June 30, 2020. See Note 5 “Discontinued operations” for details.

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit / (loss) before tax is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	For the year ended June 30, 2019
						Other
	Reportable segments					segment	Total
	MINISO
	brand	MINISO brand
	(excluding	in Africa and		Minihome
	Africa and	Germany	NOME brand	brand	Total reportable
	Germany)	(discontinued)*	(discontinued)*	(discontinued)*	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,143,883	159,764	307,173	31,140	9,641,960	251,028	9,892,988
Inter-segment revenue	35,200	3,202	47,849	—	86,251	5,199	91,450

Segment revenue	9,179,083	162,966	355,022	31,140	9,728,211	256,227	9,984,438
Segment profit / (loss) before taxation	962,382	(69,620)	(148,449)	(79,007)	665,306	36,402	701,708
Finance income	7,210	743	156	18	8,127	101	8,228
Finance costs	(25,198)	(5,572)	(123)	—	(30,893)	(11)	(30,904)
Depreciation and amortization	(191,627)	(4,350)	(1,836)	(3,947)	(201,760)	(151)	(201,911)
Other material non-cash items:
- credit loss on trade and other receivables	(90,124)	(2)	(35,469)	—	(125,595)	—	(125,595)
- impairment loss on non-current assets	(27,542)	(33,269)	(11,835)	(10,301)	(82,947)	—	(82,947)

4
	As at and for the year ended June 30, 2020
						Other
	Reportable segments					segment	Total
	MINISO
	brand	MINISO brand
	(excluding	in Africa and		Minihome
	Africa and	Germany	NOME brand	brand	Total reportable
	Germany)	(discontinued)*	(discontinued)*	(discontinued)*	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,721,620	80,746	187,046	15,154	9,004,566	257,366	9,261,932
Inter-segment revenue	40,887	—	6,380	—	47,267	50	47,317

Segment revenue	8,762,507	80,746	193,426	15,154	9,051,833	257,416	9,309,249
Segment profit / (loss) before taxation	716,759	(29,884)	(98,308)	(12,648)	575,919	44,092	620,011
Finance income	24,842	92	250	5	25,189	766	25,955
Finance costs	(31,273)	(1,616)	(108)	—	(32,997)	(65)	(33,062)
Depreciation and amortization	(268,359)	—	(828)	(1,830)	(271,017)	(310)	(271,327)
Other material non-cash items:
- credit loss on trade and other receivables	(25,357)	—	(43,470)	—	(68,827)	(9)	(68,836)
- impairment loss on non-current assets	(36,844)	—	(1,059)	(3,156)	(41,059)	—	(41,059)
Segment assets	5,727,281	—	—	—	5,727,281	108,970	5,836,251
Segment liabilities	3,732,134	—	—	—	3,732,134	45,836	3,777,970

	As at and for the year ended June 30, 2021
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511

Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit / (loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:
- credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
- impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	—	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

Note:

*	See Note 5 “Discontinued operations” for details.
(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	9,728,211	9,051,833	8,841,998
Revenue for other segment	256,227	257,416	353,172
Elimination of inter-segment revenue	(91,450)	(47,317)	(123,511)
Elimination of discontinued operations	(498,077)	(282,946)	—
Consolidated revenue	9,394,911	8,978,986	9,071,659

ii. Profit before taxation
Total profit before taxation for reportable segments	665,306	575,919	354,550
Profit before taxation for other segment	36,402	44,092	58,556
Elimination of discontinued operations	297,076	140,840	—
Unallocated amounts:
—Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)
—Share of loss of an equity-accounted investee, net of tax	—	—	(4,011)
Consolidated profit / (loss) before taxation from continuing operations	289,004	80,818	(1,216,192)

	As at June 30,
	2020	2021
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	5,727,281	10,188,040
Assets for other segment	108,970	164,928
Other unallocated amounts
—Interest in an equity-accounted investee	—	352,062
Consolidated total assets	5,836,251	10,705,030

iv. Liabilities
Total liabilities for reportable segments	3,732,134	3,995,757
Liabilities for other segment	45,836	57,119
Other unallocated amounts
—Redeemable shares with other preferential rights	2,381,327	—
Consolidated total liabilities	6,159,297	4,052,876

v. Other material items

	For the year ended June 30, 2019
	Reportable		Elimination of
	segment	Other	discontinued	Consolidated
	totals	segment	operations	totals
Finance income	8,127	101	(917)	7,311
Finance costs	(30,893)	(11)	5,695	(25,209)
Depreciation and amortization	(201,760)	(151)	10,133	(191,778)
Credit loss on trade and other receivables	(125,595)	—	35,471	(90,124)
Impairment loss on non-current assets	(82,947)	—	55,405	(27,542)

	For the year ended June 30, 2020
	Reportable		Elimination of
	segment	Other	discontinued	Consolidated
	totals	segment	operations	totals
Finance income	25,189	766	(347)	25,608
Finance costs	(32,997)	(65)	1,724	(31,338)
Depreciation and amortization	(271,017)	(310)	2,658	(268,669)
Credit loss on trade and other receivables	(68,827)	(9)	43,470	(25,366)
Impairment loss on non-current assets	(41,059)	—	4,215	(36,844)

	For the year ended June 30, 2021
	Reportable		Elimination of
	segment	Other	discontinued	Consolidated
	totals	segment	operations	totals
Finance income	38,867	1,566	—	40,433
Finance costs	(28,345)	(17)	—	(28,362)
Depreciation and amortization	(263,950)	(1,069)	—	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	—	(20,832)
Impairment loss on non-current assets	(2,941)	—	—	(2,941)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other countries. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile) (of which RMB338,313,000 and RMB 202,201,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	6,702,311	6,246,301	7,291,219
Other Asian countries excluding the PRC	1,738,348	1,428,035	961,622
America	1,049,334	1,221,058	584,630
Europe (of which RMB13,222,000 and RMB 11,311,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	137,822	183,480	117,214
Others (of which RMB146,542,000 and RMB 69,434,000 related to discontinued operations in the years ended June 30, 2019 and 2020, respectively)	265,173	183,058	116,974
Discontinued operations	(498,077)	(282,946)	—
	9,394,911	8,978,986	9,071,659

	As at June 30,
	2020	2021
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	312,873	902,793
Other Asian countries excluding the PRC	62,272	82,414
America	265,131	191,304
Europe	19,744	22,399
	660,020	1,198,910

Non-current assets exclude deferred tax assets and non-current prepayments.

5 Discontinued operations

In May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. As of June 30, 2020, the disposal transactions as further described below had been completed. Accordingly, the results of these operations were included as discontinued operations for the years ended June 30, 2019 and 2020. MINISO African Business included MINISO Nigeria, Uganda, South Africa, Tanzania and Kenya.

During the period from January 2020 to March 2020, the Group entered into the share purchase agreements, pursuant to which the Group agreed to sell its entire equity interests in the Minihome Business and NOME Business to several companies owned by Mr. Ye Guofu, the controlling shareholder of the Group, at an aggregate of considerations of RMB4.

During the period from December 2019 to April 2020, the Group entered into several share purchase agreements, pursuant to which the Group agreed to sell its entire equity interests in MINISO Nigeria, Uganda, South Africa, Tanzania and Germany to several companies owned by Mr. Ye Guofu, the controlling shareholder, at an aggregate of considerations of RMB7.

In January 2020, the Group entered into a share purchase agreement, pursuant to which the Group agreed to sell its entire equity interests in MINISO Kenya to a third party at a consideration of RMB1.

The above disposal transactions were completed during the year ended June 30, 2020 and the Group’s discontinued operations ceased accordingly.

(a) Results of discontinued operations

		For the year ended June 30,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000

Revenue		549,128	289,326	—
Elimination of inter-segment revenue		(51,051)	(6,380)	—
External revenue		498,077	282,946	—
Expenses		(795,153)	(423,786)	—
External expenses		(795,153)	(423,786)	—
Results from operating activities	4	(297,076)	(140,840)	—
Income tax	11(c)	(6,754)	—	—
Results from operating activities, net of tax		(303,830)	(140,840)	—
Gain on disposal of subsidiaries		—	10,795	—

Loss from discontinued operations, net of tax		(303,830)	(130,045)	—
Loss per share – discontinued operations
Basic		(0.33)	(0.14)	—
Diluted		(0.33)	(0.14)	—

The losses from discontinued operations of RMB303,830,000 and RMB130,045,000 for the years ended June 30, 2019 and 2020, respectively, were attributable entirely to the equity shareholders of the Company.

(b) Cash flows used in discontinued operations

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(322,186)	(68,063)	—
Net cash used in investing activities	(23,662)	(7,117)	—
Net cash (used in) / from financing activities	(153,741)	10,468	—
Net cash flows for the year	(499,589)	(64,712)	—

(c) Effect of disposal on the financial position of the Group

	As at
	disposal dates
	RMB’000
Property, plant and equipment	1,470
Inventories	104,616
Trade and other receivables	61,355
Cash and cash equivalents	75,552
Loans and borrowings	(14,513)
Trade and other payables	(196,779)
Lease liabilities	(41,944)
Net liabilities	(10,243)
Effect of translation difference of foreign operations	(552)
Net gain on disposal of subsidiaries	(10,795)
Considerations received in cash	—	*
Cash and cash equivalents disposed of	(75,552)
Net cash outflow	(75,552)

Note:

*	The amount was less than RMB1,000.

6 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle products through self-operated stores, franchised stores, distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and third-party e-commerce platforms. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers (excluding revenue related to discontinued operations) is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 4).

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Major products / service lines
—Sales of lifestyle products
— Retail sales in self-operated stores	290,787	364,638	323,775
— Product sales to franchisees	4,957,273	4,584,288	5,506,365
— Sales to distributors	3,067,207	2,683,829	1,509,840
— Online sales	138,284	308,455	663,197
— Other sales channels	11,118	114,204	33,499
Sub-total	8,464,669	8,055,414	8,036,676
—License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	27,223	78,469	72,392
— Sales-based royalties	94,374	82,444	97,848
— Sales-based management and consultation service fees	491,005	426,731	488,138
Sub-total	612,602	587,644	658,378
—Others*	317,640	335,928	376,605
	9,394,911	8,978,986	9,071,659

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Primary geographical markets
— the PRC	6,363,998	6,044,100	7,291,219
— Other Asian countries excluding the PRC	1,738,348	1,428,035	961,622
— America	1,049,334	1,221,058	584,630
— Europe	124,600	172,169	117,214
— Others	118,631	113,624	116,974
	9,394,911	8,978,986	9,071,659
Timing of revenue recognition
— Products transferred at a point of time	8,782,309	8,391,342	8,413,281
— Services transferred over time	612,602	587,644	658,378
Revenue from contracts with customers	9,394,911	8,978,986	9,071,659

No revenue from individual customer contributing over 10% of total revenue of the Group during the years ended June 30, 2019, 2020 and 2021.

(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at June 30,
		2020	2021
	Note	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	22	286,692	315,001
Contract liabilities
—Current portion		(218,287)	(266,919)
—Non-current portion		(74,226)	(59,947)
Total contract liabilities		(292,513)	(326,866)

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
Advance payments received from customers for purchase of goods	174,366	235,435
Deferred revenue related to license fees	118,147	91,431
	292,513	326,866

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees received was recognized as contract liability.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2019	321,546
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the period	(243,873)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	174,366
Increase in contract liabilities as a result of receiving payment of license fees	40,474
Balance at June 30, 2020	292,513
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the period	(218,287)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	235,435
Increase in contract liabilities as a result of receiving payment of license fees	17,205
Balance at June 30, 2021	326,866

As of June 30, 2020 and 2021, license fees expected to be recognized as revenue after more than one year were RMB74,226,000 and RMB59,947,000, respectively.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2020 and 2021, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB118,147,000 and RMB 91,431,000, respectively. These amounts represented revenue of license fees income expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 48 years and the next 1 to 47 years as at June 30, 2020 and 2021, respectively.

(iv)	Covid-19 impact on revenue

The Covid-19 outbreak has impacted the Group’s revenue and operations beginning from late January 2020 and continued through June 2021.

In December 2019, a novel strain of coronavirus (Covid-19) was reported to have surfaced in the PRC. In response to intensifying efforts to contain the spread of the virus, the Group’s self-operated stores and franchised stores in the PRC were all temporarily closed from late January 2020. Those stores were gradually re-opened since early March 2020. This has resulted in a reduction in revenue from retail sales and product sales to franchisees in the PRC during the period from late January to March 2020. During the period from April to June 2020, the Group’s self-operated stores and franchised stores in the PRC gradually resumed normal operations and revenue from retail sales in self-operated stores and product sales to franchisees in the PRC recovered accordingly. During the year ended June 30, 2021, the emergence of new variants in certain PRC areas has adversely impacted the Group’s retail sales and product sales to franchisees due to governmental restrictions in public places to reduce the spread of virus.

The Group’s overseas business started to be adversely impacted since late March 2020 following the spread of Covid-19 around the world. Most of the Group’s overseas self-operated stores and franchised stores, have suffered from temporary closure and reduction of operating hours on occasion since late March 2020 through June 2021. The sales of stores owned by overseas distributors have also been adversely affected, which resulted in a reduction in revenue from sales to overseas distributors during the period from March 2020 to June 2021. The impact on sales in each overseas market has been dependent on the timing, severity and duration of the outbreak and measures implemented by government authorities to reduce the spread of Covid-19.

7 Other income

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Tax refund	1,203	606	1,279
Government grants (Note (i))	9,265	36,602	46,587
Income from depositary bank (Note 29)	—	—	4,274
	10,468	37,208	52,140

Note:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.

8 Expenses by nature

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 21(a))	6,883,931	6,246,488	6,581,456
Payroll and employee benefits (Note (i))	695,493	984,895	916,185
Rental and related expenses	38,682	45,186	12,139
Depreciation and amortization (Note (ii))	191,778	268,669	265,019
Licensing expenses	21,851	109,488	88,063
Promotion and advertising expenses	85,611	128,447	214,788
Logistics expenses	105,940	154,763	195,593
Travelling expenses	60,102	69,290	52,966
Other expenses	212,066	226,174	332,375
Total cost of sales, selling and distribution and general and administrative expenses	8,295,454	8,233,400	8,658,584

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	485,939	515,573	543,646
Contributions to social security contribution plan	56,368	51,587	56,325
Welfare expenses	31,128	33,691	34,895
Employee compensation expenses	—	19,664	—
Equity-settled share-based payment expenses (Note 32)	122,058	364,380	281,319
	695,493	984,895	916,185

Employee compensation expenses represented the non-forfeitable dividend paid to employees in December 2019 in connection with the unvested restricted shares granted to them under the 2018 Share Award Scheme (see Note 32).

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 14)	25,932	37,481	30,507
Right-of-use assets (Note 15)	157,869	214,117	213,490
Intangible assets (Note 16)	7,977	17,071	21,022
	191,778	268,669	265,019

9 Other net income / (loss)

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net foreign exchange gain / (loss)	12,611	14,193	(114,177)
Losses on disposal of property, plants and equipment and intangible assets	(1,611)	(2,526)	(2,317)
Investment income from other investments	1,348	26,387	66,837
Scrap income	8,885	8,330	11,242
Net change in fair value of other investments	1,465	(1,465)	2,968
Others	1,725	1,078	(4,960)
	24,423	45,997	(40,407)

10 Net finance (costs) / income

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	7,311	25,608	40,433
	7,311	25,608	40,433
Finance costs
—Interest on loans and borrowings	(2,364)	(5,221)	(1,545)
—Interest on lease liabilities	(22,845)	(26,117)	(26,817)
	(25,209)	(31,338)	(28,362)
Net finance (costs) / income	(17,898)	(5,730)	12,071

11 Income taxes

(a) Taxation recognized in consolidated profit or loss:

	For the year ended
	June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year	345,433	306,679	200,170
Deferred tax
Origination and reversal of temporary differences (Note 11(d))	(65,850)	(95,730)	13,085
Tax expense on continuing operations	279,583	210,949	213,255

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%.

5)	Indonesia

The subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal year ended December 31, 2018 and 2019. In the following years, the subsidiary is subject to the prevailing statutory tax rate on taxable income. In response to the Covid-19 outbreak, the statutory tax rate was progressively lowered from 25% to 22% for fiscal years ended/ending December 31, 2020 and 2021, and will be further lowered to 20% starting from fiscal year ending December 31, 2022 onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated India is subject to a profit tax rate of 26%.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit / (loss) before taxation	289,004	80,818	(1,216,192)
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	63,918	(48,050)	118,766
Tax effect of share-based compensation expenses and employee compensation expenses (Note 8(i))	30,514	96,011	70,330
Tax effect of other non-deductible expenses	11,800	6,566	10,433
Tax effect of deemed sales	11,277	—	—
Tax effect of loss from waiver of intercompany receivables of discontinued operations	—	(61,548)	—
Tax benefit from disposal of subsidiaries	—	(24,779)	—
Effect of preferential tax treatments on assessable profits of a subsidiary (Note 11(a)(3))	(47,912)	(34,876)	(34,218)
Effect of fair value changes of paid-in capital subject to redemption and other preferential rights not recognized	177,446	207,942	—
Tax effect of exempted and non-taxable interest income	—	—	(6,245)
Effect of unused tax losses not recognized	21,173	35,382	72,969
Effect of deductible temporary differences not recognized / (utilized)	11,367	34,301	(18,780)
Actual tax expenses	279,583	210,949	213,255

The loss from waiver of intercompany receivables are related with the waiver of outstanding receivables due from NOME Design (Guangzhou) Co., Ltd. and Minihome Technology Co., Ltd. prior to the disposal in accordance with the share purchase agreements to sell their equity interests to Mr. Ye Guofu, the controlling shareholder of the Group.

(c) Income tax on discontinued operations:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Tax charge on losses from ordinary activities of discontinued operations (Note 5(a))	6,754	—	—
Total tax charge on discontinued operations	6,754	—	—

(d) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued
	losses	profits	impairment	operations	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2019	9,594	25,587	51,001	—	1,625	87,807
Charged to profit or loss (continuing operations)	19,255	12,180	(485)	61,548	3,232	95,730
Exchange rate difference	(282)	(58)	365	—	(42)	(17)
At June 30, 2020	28,567	37,709	50,881	61,548	4,815	183,520
Charged to profit or loss (continuing operations)	6,278	(22,931)	683	—	2,885	(13,085)
Exchange rate difference	(592)	(82)	(1,217)	—	8	(1,883)
At June 30, 2021	34,253	14,696	50,347	61,548	7,708	168,552

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(e) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Deductible temporary differences	223,977	127,500
Cumulative tax losses	229,946	483,437
Total	453,923	610,937

(f) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized expire as follows:

	As at		As at
	June 30,		June 30,
	2020	Expiry date	2021	Expiry date
	RMB’000		RMB’000
Expire	52,971	2021-2041	147,928	2022-2042
Never expire	176,975	—	335,509	—

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(g) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

12 Loss per share

(a) Basic loss per share

The calculation of basic loss per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	Profit / (loss) attributable to ordinary shareholders (basic):

	For the year ended June 30, 2019
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Profit / (loss) attributable to the equity shareholders of the Company	13,183	(303,830)	(290,647)
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(741)	17,070	16,329

Profit / (loss) used to determine basic earnings per share	12,442	(286,760)	(274,318)

	For the year ended June 30, 2020
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Loss attributable to the equity shareholders of the Company	(132,222)	(130,045)	(262,267)
Less:
Allocation of distributed and undistributed earnings to holders of unvested restricted shares	25,988	7,306	33,294

Loss used to determine basic earnings per share	(106,234)	(122,739)	(228,973)

	For the year ended June 30, 2021
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Loss attributable to the equity shareholders of the Company	(1,415,010)	—	(1,415,010)
Less:
Allocation of distributed and undistributed earnings to holders of unvested restricted shares	116,929	—	116,929

Loss used to determine basic earnings per share	(1,298,081)	—	(1,298,081)

The unvested restricted shares granted to employees under the 2018 and 2020 Share Award Scheme (see Note 32) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The Company was incorporated on January 7, 2020 as part of the Reorganization (see Note 1.2). For the purpose of calculating basic loss per share for the years ended June 30, 2019 and 2020, the number of ordinary shares outstanding of 865,591,398 used in the calculation, which excludes treasury shares of 111,043,373 shares (see Note 31(a)), has been retroactively adjusted to reflect the issuance of ordinary shares by the Company in connection with the incorporation of the Company and the Reorganization as if these events had occurred at the beginning of the earliest period presented.

As of June 30, 2019 and 2020, the vesting requirements of the restricted shares under the 2018 and 2020 Share Aware Scheme (see Note 32) have not been satisfied. Therefore, the effect of such shares has not been taken into account in the calculation of basic loss per share for the years ended June 30, 2019 and 2020.

The weighted average number of ordinary shares of 1,104,371,475 in issue for the year ended June 30, 2021 was calculated as follows:

For the year ended
June 30, 2021
Number of shares
Issued ordinary share at July 1, 2020	865,591,398
Effect of shares issued upon IPO and exercise of the over-allotment option (Note 31(a)(iii))	90,911,146
Effect of shares converted from Series A preferred shares (Note 31(a)(iv))	83,495,097
Effect of shares released from share award scheme and option plan (Note 32)	64,373,834

Weighted average number of ordinary shares	1,104,371,475

(b) Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the years ended June 30, 2019 and 2020 as (i) the unvested restricted shares granted to employees (see Note 32(a)) and the redeemable shares with other preferential rights issued by the Company (see Note 30) were not potential dilutive ordinary shares as they could not be vested or be converted into ordinary shares until the Company completes a qualified initial public offering; (ii) the effect of share options granted to employees (see Note 32(b)) would be anti-dilutive.

There was no difference between basic and diluted loss per share during the year ended June 30, 2021 as the effect of the restricted shares granted to employees (see Note 32(a)) and share options granted to employees (see Note 32(b)) would be anti-dilutive.

13 Other comprehensive (loss) / income

Amounts recognized in consolidated other comprehensive (loss) / income

	For the year ended June 30, 2019
	Before-tax	Tax (expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(4,834)	—	(4,834)
Other comprehensive loss	(4,834)	—	(4,834)

	For the year ended June 30, 2020
	Before-tax	Tax (expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	6,361	—	6,361
Other comprehensive income	6,361	—	6,361

	For the year ended June 30, 2021
	Before-tax	Tax (expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(16,548)	—	(16,548)
Other comprehensive loss	(16,548)	—	(16,548)

14 Property, plant and equipment

	Leasehold	Office	Store operating	Motor
	improvements	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2019	101,076	28,517	50,049	2,192	181,834
Additions	8,122	5,908	7,612	788	22,430
Disposals	—	(3,817)	(642)	(41)	(4,500)
Exchange adjustments	2,081	34	(1,704)	(4)	407
At June 30, 2020	111,279	30,642	55,315	2,935	200,171

Acquisitions through business combination	413	7	215	904	1,539
Additions	12,484	11,710	8,822	—	33,016
Disposals	(1,392)	(3,675)	(15,508)	(1,012)	(21,587)
Exchange adjustments	(10,835)	(1,253)	(2,375)	(87)	(14,550)
At June 30, 2021	111,949	37,431	46,469	2,740	198,589

Accumulated depreciation:
At July 1, 2019	(15,416)	(6,892)	(8,942)	(514)	(31,764)
Charge for the year	(17,569)	(7,682)	(11,648)	(582)	(37,481)
Written back on disposals	—	1,780	177	17	1,974
Exchange adjustments	(210)	66	578	9	443
At June 30, 2020	(33,195)	(12,728)	(19,835)	(1,070)	(66,828)

Charge for the year	(11,097)	(7,538)	(11,303)	(569)	(30,507)
Written back on disposals	395	3,026	5,028	77	8,526
Exchange adjustments	2,890	(1,386)	3,187	52	4,743

At June 30, 2021	(41,007)	(18,626)	(22,923)	(1,510)	(84,066)

Impairment:
At July 1, 2019	(29,044)	—	(5,181)	—	(34,225)
Addition	(8,186)	—	(2,136)	—	(10,322)
Exchange adjustments	(932)	—	198	—	(734)

At June 30, 2020	(38,162)	—	(7,119)	—	(45,281)

Addition	(1,742)	—	(1,199)	—	(2,941)
Written back on disposals	—	—	6,179	—	6,179
Exchange adjustments	3,472	—	364	—	3,836

At June 30, 2021	(36,432)	—	(1,775)	—	(38,207)

Net book value:
At June 30, 2020	39,922	17,914	28,361	1,865	88,062

At June 30, 2021	34,510	18,805	21,771	1,230	76,316

15 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse
	Property	equipment
	(Note (i))	(Note (ii))	Total
	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2019	617,615	14,716	632,331
Additions	282,451	15,180	297,631
Derecognition	(66,578)	(5,099)	(71,677)
Exchange adjustments	(831)	60	(771)

At June 30, 2020	832,657	24,857	857,514
Acquisitions through business combination	36,632	—	36,632
Additions	392,648	11,305	403,953
Derecognition	(155,478)	(24,179)	(179,657)
Exchange adjustments	(29,042)	(281)	(29,323)

At June 30, 2021	1,077,417	11,702	1,089,119

Accumulated depreciation:
At July 1, 2019	(148,198)	(7,630)	(155,828)
Charge for the year	(203,662)	(10,455)	(214,117)
Derecognition	51,458	5,099	56,557
Exchange adjustments	1,401	(32)	1,369

At June 30, 2020	(299,001)	(13,018)	(312,019)

Charge for the year	(205,344)	(8,146)	(213,490)
Derecognition	131,424	19,425	150,849
Exchange adjustments	13,033	191	13,224

At June 30, 2021	(359,888)	(1,548)	(361,436)

Impairment:
At July 1, 2019	(15,635)	—	(15,635)
Charge for the year	(26,522)	—	(26,522)
Exchange adjustments	(471)	—	(471)

At June 30, 2020	(42,628)	—	(42,628)

Charge for the year	—	—	—
Derecognition	1,759	—	1,759
Exchange adjustments	3,073	—	3,073
At June 30, 2021	(37,796)	—	(37,796)

Net book value:
At June 30, 2020	491,028	11,839	502,867

At June 30, 2021	679,733	10,154	689,887

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	150,260	203,662	205,344
Warehouse equipment	7,609	10,455	8,146

	157,869	214,117	213,490

Interest on lease liabilities (Note 10)	22,845	26,117	26,817
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30	28,624	28,486	28,656
Variable lease payments not included in the measurement of lease liabilities	228	3,521	2,846
Covid-19 rent concessions	—	(12,802)	(42,698)

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 25(c) and Note 28, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to ten years, leases of warehouse storage typically run for two to ten years and leases of retail stores typically for two to ten years.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 4% to 18%, after the annual sales that each store makes excess a breakpoint predetermined with landlord. These payment terms are common in retail stores in countries such as United states and Canada where the Group operates. The relative magnitude of variable lease payments to fixed payments is low given sales from most stores with variable lease payments terms did not exceed the breakpoints. The Group expects the relative proportions of variable lease payments to fixed lease payments to increase in future years when sales from these stores increase.

(ii)	Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii)	Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

(iv)	Covid-19-Related Concessions

As disclosed in Note 2(c), the Group has early adopted the Amendment to IFRS16, Leases, Covid-19-Related Concessions beyond 30 June 2021, and has applied the practical expedient introduced by the Amendment to all eligible rent concessions received by the Group during the year ended June 30, 2021.

16 Intangible assets

Software
Cost:	RMB’000
At July 1, 2019	59,308
Purchases	36,304
Exchange adjustments	(45)
At June 30, 2020	95,567
Purchases	13,805
Disposals	(1,536)
Exchange adjustments	(253)
At June 30, 2021	107,583
Accumulated amortization:
At July 1, 2019	(9,060)
Charge for the year	(17,071)
Exchange adjustments	16
At June 30, 2020	(26,115)
Charge for the year	(21,022)
Written off on disposal	677
Exchange adjustments	223
At June 30, 2021	(46,237)
Impairment:
At July 1, 2019	(372)
Charge for the year	—
Exchange adjustments	11
At June 30, 2020	(361)
Charge for the year	—
Exchange adjustments	20
At June 30, 2021	(341)
Net book value:
At June 30, 2020	69,091
At June 30, 2021	61,005

17 Goodwill

Cost:	RMB’000
At July 1, 2019 and June 30, 2020	—
Acquisition through business combination (Note 33)	19,640
At June 30, 2021	19,640
Impairment:
At July 1, 2019, June 30, 2020 and June 30, 2021	—
Carrying amount:
At June 30, 2020	—
At June 30, 2021	19,640

Impairment tests for cash-generating unit (CGU) containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGU as follows.

	As at June 30,
	2020	2021
	RMB’000	RMB’000
MINISO SG Pte. Ltd.	—	19,640
Total	—	19,640

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing operation of the CGU. based on value-in-use calculation.

The key assumptions used in the estimation of value in use were as follows.

As at June 30,
2021
Discount rate	11.9%
Terminal value growth rate	1.4%
Revenue growth rate (average of next five years)	21.8%

The discount rate used was pre-tax and reflect specific risks relating to the CGU. Five years of cash flow were included in the discounted cash flow model. Cash flows beyond the five-year period were extrapolated using the terminal growth rate, which did not exceed the long-term average growth rates for the business in which the CGU operates. Revenue growth was based on expectations of future outcomes taking into account of the impact of Covid-19.

18 Prepayments

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Prepayment for purchase of apartments	—	133,458
Others	6,112	5,023
Total	6,112	138,481

In June 2021, the Group paid first instalment of RMB 133,458,000 for purchase of apartments, for the use of staff accommodation in future.

19 Interest in an equity-accounted investee

In December 2020, the Company formed an entity namely YGF Investment V Limited in the BVI together with YGF MC LIMITED, a company controlled by the Controlling Shareholders, to acquire land use right of a parcel of land in the PRC and to establish a new headquarter building through the entity’s subsidiary in the PRC. The Company and YGF MC LIMITED hold 20% and 80% of the shares of the entity, respectively. As of June 30, 2021, the Company invested RMB356,000,000 in the entity by cash.

The above equity-accounted investee is accounted for using the equity method in the consolidated financial statements.

Summarized financial information of the equity-accounted investee adjusted for any differences in accounting policies, and reconciled to the carrying amounts in the consolidated financial statements, are disclosed below:

As at June 30,
2021
RMB’000
Gross amounts of the equity-accounted investee
Current assets	1,416,584
Non-current assets	1,781,081
Current liabilities	1,437,355
Equity	1,760,310
Revenue	—
Net loss for the year	(19,690)
Total comprehensive loss for the year	(19,690)

Reconciled to the Group’s interest in the equity-accounted investee
Gross amount of net assets of the equity-accounted investee	1,760,310
Group’s effective interest	20%
Carrying amount in the consolidated financial statements	352,062

20 Other investments

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Financial assets measured at FVTPL
- Investment in a trust investment scheme	—	102,968
	—	102,968

In December 2020, The Group invested in a trust investment scheme (“Scheme”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period within one year. The Group subsequently extended the investment period to March 2022. Pursuant to the agreement, the Scheme is designated to make majority of investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of the investment as of June 30, 2021 was estimated to be RMB102,968,000.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 34.

21 Inventories

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Finished goods	1,390,312	1,491,328
Low-value consumables	5,362	4,733
	1,395,674	1,496,061

(a)  The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,793,986	6,178,145	6,632,530
Write-down of inventories	89,945	68,343	(51,074)
Cost of inventories recognized in consolidated statements of profit or loss	6,883,931	6,246,488	6,581,456

22 Trade and other receivables

		As at June 30,
	Note	2020	2021
		RMB’000	RMB’000
Current
Trade receivables		329,875	374,828
Less: loss allowance	34(a)	(43,183)	(59,827)

Trade receivables, net of loss allowance		286,692	315,001
Amounts due from related parties	37(c)	14,065	1,791
Miscellaneous expenses paid on behalf of franchisees		197,473	192,072
Value-added tax (“VAT”) recoverable		49,687	79,590
Rental deposits		63,882	94,423
Receivables due from on-line payment platforms (i)		16,498	33,309
Prepayments for inventories		65,502	38,758
Prepayments for licensing expenses		—	11,503
Others		36,090	58,278

		729,889	824,725

Notes:

(i)	Receivables from on-line payment platforms represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party on-line payment platforms. Withdrawal of the balances retained in on-line payment platforms could be made anytime upon the Group’s instructions.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 34(a).

23 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Cash on hand	479	549
Cash at bank	2,853,501	6,771,104

Cash and cash equivalents as presented in the consolidated statements of cash flows	2,853,980	6,771,653

24 Restricted cash

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Restricted cash	7,056	3,680

Restricted cash represents cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

25 Cash flow information

(a) Reconciliation of loss for year to cash generated from operations:

		For the year ended June 30,
		2019	2020	2021
	Note	RMB’000	RMB’000	RMB’000
Loss for the year		(294,409)	(260,176)	(1,429,447)
Less: Loss from discontinued operations for the year		303,830	130,045	—

Profit / (loss) from continuing operations for the year		9,421	(130,131)	(1,429,447)
Adjustments for:
Interest on lease liabilities	10	22,845	26,117	26,817
Depreciation and amortization	8	191,778	268,669	265,019
Interest on loans and borrowings	10	2,364	5,221	1,545
Interest income	10	(7,311)	(25,608)	(40,433)
Investment income from other investments	9	(1,348)	(26,387)	(66,837)
Net change in fair value of other investments	9	(1,465)	1,465	(2,968)
Losses on disposal of property, plant and equipment and intangible assets	9	1,611	2,526	2,317
Impairment loss on non-current assets		27,542	36,844	2,941
Unrealized foreign exchange (gain) / loss		(8,844)	6,064	(46,378)
Effect of lease contract cancellation		(839)	657	(2,630)
Fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights		709,780	680,033	1,625,287
Share of loss of an equity-accounted investee, net of tax		—	—	4,011
Equity-settled share-based payment expenses	8	122,058	364,380	281,319
Income tax	11(a)	279,583	210,949	213,255
Changes in working capital:
Inventories		(392,824)	(86,717)	(93,197)
Trade and other receivables		83,656	(120,235)	(80,087)
Contract liabilities		119,048	(29,033)	34,353
Trade and other payables		509,851	50,310	386,703
Restricted cash		(6,262)	1,861	3,376
Deferred income		—	—	26,065

Cash generated from operations		1,660,644	1,236,985	1,111,031

(b) Reconciliation of liabilities arising from financing activities:

		Paid-in capital
		subject to
		redemption and
		other
	Loans and	preferential	Interest	Lease	Other
	borrowings	rights	payable	liabilities	payables	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 26			Note 28
At July 1, 2018	21,228	—	674	460,679	—	482,581
Changes from financing cash flows:
Proceeds from the issue of paid-in capital subject to redemption and other preferential rights	—	991,514	—	—	—	991,514
Proceeds from loans and borrowings	1,375	—	—	—	—	1,375
Repayment of loans and borrowings	(14,795)	—	—	—	—	(14,795)
Interest of loans and borrowings paid	—	—	(1,383)	—	—	(1,383)
Payment of capital element and interest element of lease liabilities	—	—	—	(166,781)	—	(166,781)
Payments for acquisition of subsidiaries	—	—	—	—	(122,923)	(122,923)
Total changes from financing cash flows	(13,420)	991,514	(1,383)	(166,781)	(122,923)	687,007
Exchange adjustments	252	—	—	9,042	—	9,294
Other changes:
Transfer of liabilities directly associated with the assets held for sale	—	—	—	(41,055)	—	(41,055)
Fair value changes of paid-in capital subject to redemption and other preferential rights	—	709,780	—	—	—	709,780
Increase in lease liabilities from entering into new leases during the year	—	—	—	228,324	—	228,324
Decrease in lease liabilities from derecognition	—	—	—	(16,484)	—	(16,484)
Increase in interest expenses	—	—	2,364	22,845	—	25,209
Increase in payable in connection with acquisition of subsidiaries under common control	—	—	—	—	133,394	133,394
Total other changes	—	709,780	2,364	193,630	133,394	1,039,168
At June 30, 2019	8,060	1,701,294	1,655	496,570	10,471	2,218,050

		Paid-in capital
		subject to
		redemption and
		other
		preferential
		rights /
		Redeemable
	Loans and	shares with other	Interest	Lease	Other
	borrowings	preferential rights	payable	liabilities	payables	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 26			Note 28
At July 1, 2019	8,060	1,701,294	1,655	496,570	10,471	2,218,050

Changes from financing cash flows:
Proceeds from loans and borrowings	410,734	—	—	—	—	410,734
Repayment of loans and borrowings	(2,889)	—	—	—	—	(2,889)
Interest of loans and borrowings paid	—	—	(6,266)	—	—	(6,266)
Payment of capital element and interest element of lease liabilities	—	—	—	(193,827)	—	(193,827)
Payments for acquisition of subsidiaries under common control	—	—	—	—	(10,471)	(10,471)
Total changes from financing cash flows	407,845	—	(6,266)	(193,827)	(10,471)	197,281

Exchange adjustments	484	—	—	(9,939)	—	(9,455)
Other changes:
Fair value changes of redeemable shares with other preferential rights	—	680,033	—	—	—	680,033
Increase in lease liabilities from entering into new leases during the year	—	—	—	298,516	—	298,516
Decrease in lease liabilities from derecognition	—	—	—	(14,463)	—	(14,463)
Increase in interest expenses	—	—	5,221	26,117	—	31,338
Total other changes	—	680,033	5,221	310,170	—	995,424
At June 30, 2020	416,389	2,381,327	610	602,974	—	3,401,300

		Redeemable
		shares with
	Loans and	other preferential	Interest	Lease
	borrowings	rights	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 26			Note 28
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300

Additions through business combination	21,979	—	—	38,713	60,692
Changes from financing cash flows:
Proceeds from loans and borrowings	313	—	—	—	313
Repayment of loans and borrowings	(416,588)	—	—	—	(416,588)
Interest of loans and borrowings paid	—	—	(1,488)	—	(1,488)
Payment of capital element and interest element of lease liabilities	—	—	—	(215,762)	(215,762)
Total changes from financing cash flows	(416,275)	—	(1,488)	(215,762)	(633,525)

Exchange adjustments	(1,499)	(42,771)	—	(22,607)	(66,877)
Other changes:
Fair value changes of redeemable shares with other preferential rights	—	1,625,287	—	—	1,625,287
Decrease in redeemable shares with other preferential rights	—	(3,963,843)	—	—	(3,963,843)
Increase in lease liabilities from entering into new leases during the year	—	—	—	403,955	403,955
Decrease in lease liabilities from derecognition	—	—	—	(29,678)	(29,678)
Increase in interest expenses	—	—	1,545	26,817	28,362
Total other changes	—	(2,338,556)	1,545	401,094	(1,935,917)
At June 30, 2021	20,594	—	667	804,412	825,673

(c) Total cash out flow for leases:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Within operating cash flows	(28,852)	(32,007)	(31,502)
Within financing cash flows	(166,781)	(193,827)	(215,762)
	(195,633)	(225,834)	(247,264)

(d) Non-cash transactions

Non-cash transactions incurred during the year ended June 30, 2019 mainly comprised the following:

(i)	Capital injection in a subsidiary amounting to RMB24,259,000 by way of capitalization of other payables
(ii)	Waived liabilities in a subsidiary amounting to RMB19,270,000 recognized as addition of additional paid-in capital and non-controlling interests
(iii)	Deemed distribution to equity shareholders as described in Note 31(c)

No significant non-cash transaction incurred during the year ended June 30, 2020.

Non-cash transactions incurred during the year ended June 30, 2021 mainly comprised the conversion of redeemable shares with other preferential rights into ordinary shares upon the date of completion of IPO. The redeemable shares with other preferential rights amounting to RMB3,963,843,000 as of the date of conversion were transferred from liabilities to equity upon the date of completion of IPO.

26 Loans and borrowings

(a) The analysis of the carrying amount of loans and borrowings is as follows:

		As at June 30,
	Note	2020	2021
		RMB’000	RMB’000
Non-current liabilities
Unsecured bank loans	(i)	9,777	—
Borrowings from non-controlling interest shareholders	(ii)	5,430	6,612
Other borrowings		—	313
		15,207	6,925

Current liabilities
Current portion of unsecured bank loans	(i)	—	8,921
Current portion of borrowings from non-controlling interest shareholders	(ii)	—	4,748
Unsecured bank loans	(iii)	400,000	—
Other borrowings		1,182	—
		401,182	13,669

Notes:

(i)	In April 2020, under the rules issued by the U.S. Small Business Administration (SBA) implementing the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the “Paycheck Protection Program Rule”), the subsidiaries in the U.S. obtained unsecured bank loans with an aggregated amount of US$1,381,000 (equivalent to RMB9,777,000 and RMB8,921,000 on June 30, 2020 and 2021, respectively). The loans bear an interest rate of 0.98% per annum with a term of 2 years and will expire in April 2022. Under the Paycheck Protection Program Rule, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify SBA requirements. As of June 30, 2021, the Group had not yet qualified for the loan forgiveness.
(ii)	The long-term borrowings from non-controlling interest shareholders outstanding as at June 30, 2020 mainly comprised a loan with principal amount of IDR10,600,000,000 (equivalent to RMB5,289,000 and RMB4,748,000 on June 30, 2020 and 2021, respectively) and bearing nil interest rate. The loan was with a term of 5 years and will expire in April 2022. The loan was classified as current liability as of June 30, 2021.

The long-term borrowings from non-controlling interest shareholders outstanding as at June 30, 2021 represented two loans:

●	a loan obtained in a subsidiary acquired during the year ended June 30, 2021 with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 on June 30, 2021). The loan bears an interest rate of 3% per annum and as agreed with the lender. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021, such performance conditions were not expected to be met within one year.

●	a loan with principal amount of USD20,000 (equivalent to RMB141,000 and RMB128,000 on June 30, 2020 and 2021, respectively) and bearing interest rate of 9% per annum. The loan was with a term of 5 years and will expire in April and December 2022.
(iii)	The unsecured bank loans outstanding as at June 30, 2020 under current liabilities included the following three loans:
●	An unsecured loan of RMB50,000,000 obtained from a bank in the PRC on December 17, 2019, with a term of 1 year and bearing an interest rate of 4.15% per annum;
●	An unsecured loan of RMB150,000,000 obtained from a bank in the PRC on March 16, 2020, with maturity date at September 12, 2020 and bearing an interest rate of 3.70% per annum; and
●	An unsecured loan of RMB200,000,000 obtained from a bank in the PRC on February 28, 2020, with a term of 1 year and bearing an interest rate of 3.85% per annum. The loan was subject to the fulfilment of covenants relating to certain financial ratios of MINISO Guangzhou. As of June 30, 2020, MINISO Guangzhou did not meet certain financial ratios and the loan has become repayable on demand.

The above three loans were fully repaid in July 2020.

Information about the Group’s exposure to interest rates, foreign currency and liquidity risks is included in Note 34.

(b) Terms and repayment schedule

At the end of reporting periods, the loans and borrowings were repayable as follows:

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Within 1 year or on demand	401,182	13,669

After 1 year but within 2 years	15,066	442
After 2 years but within 5 years	141	1,297
More than 5 years	—	5,186

	15,207	6,925

	416,389	20,594

27 Trade and other payables

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Trade payables	483,278	624,688
Payroll payable	38,363	63,621
Accrued expenses	108,351	155,698
Other taxes payable	39,936	20,633
Deposits	1,655,763	1,833,516
Amount due to related parties (Note 37(c))	17,664	7,490
Others	76,440	103,536
	2,419,795	2,809,182

Information about the Group’s exposure to currency and liquidity risks is included in Note 34.

The credit period granted by suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees might be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

28 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2020
	Present
	value of the
	minimum lease	Total minimum
	payments	lease payments
	RMB’000	RMB’000
Within 1 year	224,080	228,249

After 1 year but within 2 years	157,899	168,804
After 2 years but within 5 years	176,028	202,826
After 5 years	44,967	60,748

	378,894	432,378

	602,974	660,627

Less: total future interest expenses		(57,653)

Present value of lease liabilities		602,974

fv
	As at June 30, 2021
	Present
	value of the
	minimum lease	Total minimum
	payments	lease payments
	RMB’000	RMB’000
Within 1 year	321,268	342,211

After 1 year but within 2 years	203,467	217,229
After 2 years but within 5 years	239,995	277,726
After 5 years	39,682	54,848

	483,144	549,803

	804,412	892,014

Less: total future interest expenses		(87,602)

Present value of lease liabilities		804,412

29 Deferred income

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Deferred income from depositary bank
Non-current portion	—	20,005
Current portion	—	6,060
	—	26,065

The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. During the year ended June 30, 2021, the Company recorded RMB4,274,000 in other income.

30 Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights

Pursuant to the share subscription agreement and the shareholders agreement (the “Prior Shareholders Agreements”) entered into on September 29, 2018, two investors, HH SPR-XIV HK Holdings Limited (“Hillhouse”), Tencent Mobility Limited and Easy Land Limited (together as “Tencent”) each acquired 5.3763% equity interests in MINISO Guangzhou at a consideration of USD72,683,000 (equivalent to RMB 491,514,000) and RMB500,000,000 respectively (collectively “Original Issue Price”). The transaction was closed on December 27, 2018. The equity interests held by Hillhouse and Tencent, collectively “Investor Shareholders”, include certain redemption and other preferential rights as set forth below.

(a) Redemption rights

Investor Shareholders could require the Founders to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, MINISO Guangzhou or any of its subsidiaries;

(2)	any shareholder that is not an Investor Shareholder requests a redemption by MINISO Guangzhou and / or the Founders;
(3)	MINISO Guangzhou fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;
(4)	MINISO Guangzhou fails to consummate a qualified IPO by the 7th anniversary of the December 27, 2018 due to reasons other than those listed in (3) above;
(5)	MINISO Guangzhou has satisfied the applicable listing conditions of a qualified stock exchange but MINISO Guangzhou failed to initiate the listing application process within three months upon any Investor Shareholders’ request;
(6)	MINISO Guangzhou fails to consummate a reorganization within the timeline agreed in a separate agreement;
(7)	MINISO Guangzhou or any of its subsidiaries has suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or
(8)	material adverse changes in applicable law have caused severe difficulties in the operation of the business of MINISO Guangzhou or any of its subsidiaries.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable investment amounts, plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable investment amounts calculated from December 27, 2018 up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective equity interests held by the Investor Shareholders as of the date of redemption notice.

Upon exercise of the redemption rights under redemption events (2), (3) and (8), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (7), the redemption return rate is 25% per annum.

The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

(b) Liquidation preferences

In the event of a liquidation, dissolution or winding up of MINISO Guangzhou, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of MINISO Guangzhou to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable investment amounts, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable investment amounts calculated from December 27, 2018 up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective equity interests held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.

Deemed liquidation events include (i) any transaction or series of transactions, whether by merger, reorganization, sale or issuance of equity or other arrangements which would result in a change of controlling shareholders of MINISO Guangzhou (ii) a disposition of all or substantially all of the assets of MINISO Guangzhou and its subsidiaries, including intangible assets.

The liquidation preferences held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

The Group classified these paid-in capital subject to redemption with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2019.

During the Reorganization as discussed in Note 1.2, the Company was established as the new holding company of the Group. As part of the Reorganization, Hillhouse and Tencent fully withdrew their investments from MINISO Guangzhou and re-invested the same amount in the Company and became the shareholders of the Company in February 2020. The Prior Shareholders Agreements of MINISO Guangzhou was superseded in its entirety by a new share subscription agreement and a new shareholders agreement (the “New Shareholders Agreements”), under which Hillhouse and Tencent each subscribed 58,833,418 Series A preferred shares in the Company and each hold 5.3763% shares in the Company. The substantial rights and obligations in respect of the Series A preferred shares held by Hillhouse and Tencent, including the redemption rights and liquidation preferences, remained substantially consistent under the Prior Shareholders Agreement and the New Shareholders Agreements, except that the redemption obligation changed from the Founders to the Company. The redemption and other preferential rights of the Series A preferred shares are set forth below.

(a) Redemption rights

Investor Shareholders could require the Company to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, or any of the Group companies;
(2)	any shareholder that is not an Investor Shareholder requests a redemption by the Company and / or the Founders;
(3)	the Company fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;
(4)	the Company fails to consummate a qualified IPO by the 7th anniversary of the December 27, 2018 due to reasons other than those listed in (3) above;
(5)	the Company has satisfied the applicable listing conditions of a qualified stock exchange, but the Company failed to initiate the listing application process within three months upon any Investor Shareholders’ request;
(6)	any Group companies suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or
(7)	material adverse changes in applicable law have caused severe difficulties in the operation of the business of any Group companies.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable Original Issue Price, plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective Series A Preferred Shares held by the Investor Shareholders as of the date of redemption notice.

Upon exercise of the redemption rights under redemption events (2), (3) and (7), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (6), the redemption return rate is 25% per annum.

The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

(b) Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of the Company to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable Original Issue Price, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable Original Issue Price calculated from the original issue date (i.e. December 27, 2018) up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective Series A Preferred Shares held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.

Deemed liquidation events include (i) any transaction or series of transactions, whether by merger, reorganization, sale or issuance of equity or other arrangements which would result in a change of controlling shareholders of the Company (ii) a disposition of all or substantially all of the Group companies as a whole, or (iii) a sale or exclusive licensing of all or substantially all of the intellectual property owned by the Group companies as a whole.

The liquidation preferences held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

The redemption and other preferential rights included in the Series A preferred shares of the Company held by Hillhouse and Tencent are considered as a continuation of the redemption and other preferential rights included in the equity interests in MINISO Guangzhou held by Hillhouse and Tencent, since there were no significant changes in the economic substance of the redemption and preferential rights, except that the redemption obligation changed from the Founders to the Company. The Group classified these redeemable shares with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2020 and 2021.

Upon the completion of IPO of the Company on October 15, 2020, all the redemption and other preferential rights entitled to the Investor Shareholders lapsed and the Series A preferred shares held by the Investor Shareholders were converted and re-designated into Class A ordinary shares on a one-for-one basis. Accordingly, the financial liabilities for redeemable shares with other preferential rights were derecognized.

The movement of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights during the years ended June 30, 2020 and 2021 is set out as below:

RMB’000
At July 1, 2019	1,701,294
Changes in fair value	680,033
At June 30, 2020	2,381,327
Changes in fair value	1,625,287
Exchange adjustment	(42,771)
Conversion into Class A ordinary shares upon IPO of the Company	(3,963,843)
At June 30, 2021	—

Prior to the completion of IPO, the Group has used the discounted cash flow method to determine the underlying share value of MINISO Guangzhou and the Company, and adopted equity allocation model to determine the fair value of paid-in capital subject to redemption and other preferential rights and redeemable shares with other preferential rights as of the date of issuance and at the end of each reporting period.

Key valuation assumptions used to determine the fair value of the paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are as follows:

	June 30, 2020	June 30, 2021
Weighted average cost of capital	12.7%	—
Risk-free interest rate	1.9% - 2.7%	—
Discount for lack of marketability (“DLOM”)	8.5%	—
Expected volatility	35.7% - 53.0%	—

Discount rate (post-tax) was estimated by weighted average cost of capital as of each valuation date. The Group estimated the risk-free interest rate based on the yield of US Government Bond with maturity life close to the QPO timing as of valuation date plus country risk spread. The DLOM was estimated based on restricted shares study or the option-pricing method. Under option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Under equity allocation model, volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the respective valuation dates and with similar span as time to expected event dates. Probability weight under each of the redemption rights and liquidation preferences was based on the Group’s best estimates. In addition to the assumptions adopted above, projections of future performance were also factored into the determination of the fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights on each valuation date.

On October 15, 2020, the Company has successfully listed on the New York Stock Exchange and made an offering of 121,600,000 Class A ordinary shares (excluding any Class A ordinary shares issued pursuant to the exercise of the over-allotment option) at a price at US$5.00 per share. All Series A preferred shares were converted and re-designated into Class A ordinary shares upon completion of the IPO on October 15, 2020. The fair value of each of Series A preferred share on the conversion date was the offer price in the global offering.

Changes in fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights were recorded in “fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights”. Management considered that fair value changes that are attributable to changes of credit risk of this liability are not significant.

31 Capital and reserves

(a) Share capital and additional paid-in capital

(i) As discussed in Note 1.2, Since the Company did not exist prior to June 30, 2019, the registered capital of the companies now comprising the Group are included in additional paid-in capital during the year ended June 30, 2019. The Company was incorporated on January 7, 2020 as part of the Reorganization. Upon incorporation in January 2020, the Company authorized and issued 5,000,000,000 and 976,634,771 ordinary shares, respectively, with a par value of US$0.00001 each. Among the 976,634,771 ordinary shares issued, 865,591,398 shares represented ordinary shares outstanding of the Company and 111,043,373 shares were recognized as treasury shares (see Note 31(b)(v)). These shares rank pari passu in all respects with the ordinary shares in issue.

As of June 30, 2020, the aggregated par value of ordinary shares outstanding amounted to US$8,656 (equivalent to RMB69,000) and was recognized as share capital of the Company. The excess of capital injections made by the equity shareholders over the par value was credited to the additional paid-in capital.

(ii) The Company adopted a dual-class share structure effective immediately prior to the completion of the IPO. All the Company’s issued ordinary shares, including treasury shares reserved for the share award scheme, had been re-designated as 766,011,125 Class A ordinary shares and 328,290,482 Class B ordinary shares respectively immediately prior to the completion of the IPO.

Holders of the Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to three votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(iii) Upon completion of the IPO and exercised of the over-allotment option, the Company issued 121,600,000 and 9,664,748 Class A ordinary shares at par value of US$0.00001 each for cash consideration of US$5.00 each, respectively. The total net proceeds received were US$625,274,000 (equivalent to RMB4,178,860,000), net of share issuance costs. The share issuance costs paid and payable mainly include share underwriting commissions, legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(iv) Upon completion of the IPO on October 15, 2020, each issued Series A preferred share was converted into one Class A ordinary share by re-designation and reclassification of every Series A preferred share in issue as a Class A ordinary share on a one for one basis. As a result, the financial liabilities for Series A preferred share were derecognized and recorded as share capital and additional paid-in capital.

(v) During the year ended June 30, 2021, 71,132,744 of restricted shares became vested and were released from treasury shares into Class A ordinary shares.

(vi) As of June 30, 2021, analysis of the Company’s issued shares was as follows:

	Number of
	shares	Share capital
		RMB’000
Class A ordinary shares	876,570,233	69
Class B ordinary shares	328,290,482	23
	1,204,860,715	92

(b) Nature and purposes of reserves

(i)	Merger reserve

As discussed in Note 1.2, during the year ended June 30, 2019, as part of the Reorganization, MINISO HK acquired the equity interests of the Overseas Entities, which were under the common control of the Controlling Shareholders, at an aggregate consideration of RMB133,394,000. The difference of RMB128,868,000 between the consideration paid and the paid-in capital acquired was recognized as merger reserve.

(ii)	Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)	Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares and share options granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(r)(iii).

(iv)	PRC statutory reserve

PRC statutory reserves are established in accordance with the PRC Company Law and the Articles of Association of the subsidiaries which are established in the PRC. The subsidiary being an equity joint venture with foreign investment, transfers certain percentages of the net profit to a statutory surplus reserve at the discretion of its board of directors. The subsidiaries being wholly foreign-owned enterprise or wholly domestic-owned enterprises, are required to allocate at least 10% of its net profits to a statutory surplus reserve. The transfer to this reserve must be made before distribution of dividends to equity shareholders can be made.

PRC statutory reserve can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to their existing equity holdings, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(v)	Treasury shares

In August 2018, MINISO Guangzhou issued RMB15,863,000 registered capital to four PRC entities (“special purpose vehicles”), which together held the shares under the 2018 Share Award Scheme (see Note 32). As of June 30, 2019, total considerations received from the four special purpose vehicles were RMB8,694,000, which were credited to additional paid-in capital.

As MINISO Guangzhou has the power to govern the relevant activities of the four special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under 2018 Share Award Scheme, the four special purpose vehicles were consolidated.

As discussed in Note 1 and Note 32(a), as part of the Reorganization, the 2018 Share Award Scheme adopted by MINISO Guangzhou was replaced by the 2020 Share Award Scheme adopted by the Company on January 7, 2020. The Company issued 111,043,373 ordinary shares at par value of USD0.00001 each to twelve entities incorporated in the BVI (“new special purpose vehicles”), which together held the shares under the 2020 Share Award Scheme (see Note 32(a)). The new special purpose vehicles are considered as a continuation of the original special purpose vehicles. As the Company has the power to govern the relevant activities of the twelve new special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Award Scheme, the twelve new special purpose vehicles were consolidated and the ordinary shares issued to these special purposed vehicles are treated as treasury shares until they are granted to employees and become vested.

Additional considerations of RMB10,699,000 were received from the new special purpose vehicles during the year ended June 30, 2020, which were credited to additional paid-in capital.

During the year ended June 30, 2021, additional considerations of RMB973,000 were received from the new special purpose vehicles, which were credited to additional paid-in capital.

(c) Deemed distribution

Upon the completion of the reorganization of the China Business on December 1, 2018, the assets and liabilities of the predecessor entity amounting to RMB493,860,000 that were not transferred to the Group and retained by the predecessor entity. Such assets and liabilities were treated as deemed distribution to the equity shareholders and were excluded from the consolidated statement of financial position of the Group since then.

(d) Capital management

The Group defines “capital” as including all components of equity and paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(e) Dividends

No dividends have been declared or paid by the companies now comprising the Group to its equity shareholders during the year ended June 30, 2019.

During the year ended June 30, 2020, dividends of RMB330,336,000 were declared by MINISO Guangzhou and were fully paid prior to the incorporation of the Company.

During the year ended June 30, 2021, no dividend has been paid or declared by the Company.

32 Equity settled share-based payments

The Group has adopted two share-based compensation plans, namely, the 2018 Share Award Scheme, which was subsequently replaced by the 2020 Share Award Scheme, and the 2020 Option Plan.

(a) The 2018 and 2020 Share Award Scheme:

In August 2018, MINISO Guangzhou adopted a share award scheme (the “2018 Share Award Scheme”) with the purpose of attracting, motivating, retaining and rewarding certain key management personnel and employees of the Group. Under the 2018 Share Award Scheme, restricted shares of MINISO Guangzhou may be awarded to selected employees (the “Selected Employees”).

Unless terminated earlier by the board of directors, the 2018 Share Award Scheme will be valid and effective for a term of 10 years starting on August 24, 2018. The aggregate nominal value of the shares awarded under the 2018 Share Award Scheme shall not exceed 11.37% of the registered capital of MINISO Guangzhou at August 24, 2018, which are converted into 15,863,339 restricted shares in total and each restricted share is equivalent to RMB1 of the paid-in capital of MINISO Guangzhou. Upon completion of Investor Shareholders’ acquisition of equity interests in MINISO Guangzhou (see Note 30), the above upper limit of aggregate nominal value of the shares awarded changed to 10.15% of the registered capital of MINISO Guangzhou.

On August 27, 2018, the board of directors of MINISO Guangzhou approved the grant of 12,130,664 restricted shares to selected employees at an exercise price of RMB1.79 per share. According to the scheme, 40% of these restricted shares were immediately vested on the grant date, 30% would vest on the 1st anniversary of the grant date and the remaining 30% would vest on the 2nd anniversary of the grant date, on the condition that employees remain in service without any performance requirements (“Specified Service Period”). In addition, if the employees leave the Group before the consummation of a qualified initial public offering (“IPO”) of MINISO Guangzhou, the awarded shares will be forfeited. The forfeited shares will be purchased back by a shareholder designated by MINISO Guangzhou at the original exercise price, and if applicable, plus 10% per annum interest, and could be reallocated in the subsequent grants at the discretion of MINISO Guangzhou. That is, the actual length of vesting period of the restricted shares is subject to an IPO condition. The Group considered that an IPO was probable to incur after the Specified Service Period and recognized the share compensation expenses over the estimated actual vesting period, which is based on an estimate of when an IPO will incur.

The 2018 Share Aware Scheme was administered by four special purpose vehicles, which were consolidated (see Note 31(b)(v)).

Dividends of RMB19,664,000 related to unvested shares were declared by MINISO Guangzhou and were paid in December 2019. These non-forfeitable dividends paid during the unvested period were recognized as employee compensation expenses in the consolidated statement of profit or loss during the year ended June 30, 2020 (see Note 8(i)).

During the Reorganization as discussed in Note 1, the Company was established as the new holding company of the Group. As part of the Reorganization, the 2018 Share Award Scheme adopted by MINISO Guangzhou was replaced in its entirety by a share award scheme adopted by the Company on January 7, 2020 (the “2020 Share Award Scheme”), pursuant to which the restricted shares of MINISO Guangzhou granted to the previous Selected Employees were replaced by the restricted shares of the Company awarded to the same Selected Employees. The terms of the restricted shares of the Company granted to the same Selected Employees are substantially consistent with the 2018 Share Award Scheme, except that Specified Service Period of the remaining 30% restricted shares held by the employees other than key management personnel was extended as one-third (1/3) of the 30% restricted shares would vest on each of the 2nd, 3rd and 4th anniversary of the original grant date, respectively (“Extended Specified Service Period”). The IPO condition remained unchanged. The Extended Specified Service Period is not beneficial to employees. The Group considered that an IPO was probable to incur and recognized the share compensation expenses over the estimated actual vesting period, which is based on the estimate of when an IPO will incur or the Specified Service Period, whichever is longer.

The 2020 Share Aware Scheme was administered by twelve new special purpose vehicles, which were consolidated (see Note 31(b)(v)).

Unless terminated earlier by the board of directors, the 2020 Share Award Scheme will be valid and effective for a term of 103 months starting on January 7, 2020.

To give the participants the same proportion of the share capital of the Company as that they were entitled to before the replacement of the 2018 Share Award Scheme, each restricted share under the 2018 Share Award Scheme, which is equivalent to RMB1 of the paid-in capital of MINISO Guangzhou, were split into 7 restricted shares of the Company (“restricted share split”). Hence, under the 2020 Share Award Scheme, the aggregate number of shares awarded shall not exceed 111,043,373 shares, representing 10.15% of share capital of the Company. Pro-rata adjustments have also been made to the exercise price per share of awarded shares of the Company, which was adjusted to be USD0.036 per share accordingly.

During the year ended June 30, 2021, 18,457,325 shares were released from the 2020 Share Award Scheme and the aggregate number of shares awarded under the 2020 Share Award Scheme thus shall not exceed 92,586,048 shares.

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair value are as follows:

				Weighted-
				average
		Weighted-		grant date
		average		fair value
	Number of	exercise price		per
	restricted	per restricted		restricted
	shares	share		share
Outstanding as of July 1, 2018	—		—	—
Granted during the year	12,130,664	RMB	1.79	53.67
Forfeited during the year	—		—	—
Outstanding as of June 30, 2019	12,130,664	RMB	1.79	53.67

Outstanding as of July 1, 2019	12,130,664	RMB	1.79	53.67
Granted during the year	—		—	—
Forfeited under the 2018 Share Award Scheme	(784,200)	RMB	1.79	53.67
Effect of restricted share split	68,078,784		—	—
Forfeited under the 2020 Share Award Scheme	(201,229)	USD	0.036	7.67
Outstanding as of June 30, 2020	79,224,019	USD	0.036	7.67

Outstanding as of July 1, 2020	79,224,019	USD	0.036	7.67
Granted during the year	—		—	—
Vested during the year	(71,132,744)	USD	0.036	7.67
Forfeited during the year	(2,335,487)	USD	0.036	7.67
Outstanding as of June 30, 2021	5,755,788	USD	0.036	7.67

The weighted-average remaining contract life for the outstanding restricted shares granted was 97 and 85 months as of June 30, 2020 and 2021, respectively.

The fair value of restricted shares per share and aggregate fair value of restricted shares at the date of grant on August 27, 2018 were RMB53.67 and RMB651,053,000, respectively. The fair value of restricted shares at the grant date was determined by reference to the fair value of the equity interest of MINISO Guangzhou. The Group has used the discounted cash flow method to determine the underlying equity fair value of MINISO Guangzhou. Key assumptions used in determining the fair value are as follows:

Weighted average cost of capital	15.1%
Risk-free interest rate	3.0%
DLOM	31.3%
Expected volatility	N/A

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share-based awards granted to the Group’s employees were RMB122,058,000, RMB316,229,000 and RMB 155,171,000 for the years ended June 30, 2019, 2020 and 2021, respectively.

The extension of Specified Service Period on January 7, 2020 was not beneficial to the employees and accordingly the Group has not taken the modification into account and continued to measure the compensation expense based on the original grant date fair value.

(b)	The 2020 Option Plan

In January 2020, a share option scheme (the “2020 Option Plan”) was approved by the board of directors of the Company. Unless extra approval is made by the board of directors, the options will be exercisable only if option holder continues employment or provide services through each vesting date. Under the 2020 Option Plan, the aggregate number of shares for exercise of options shall not exceed 31,618,125 shares.

On January 16, 2020, the board of directors approved the grant of options to purchase an aggregate of 11,350,000 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share.

On September 27, 2020, the board of directors approved the grant of options to purchase aggregate of 4,703,500 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share.

Each of 20% of the above options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

The option activities during the years ended June 30, 2020 and 2021 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		US$ per share	US$ per share
Outstanding at July 1, 2019	—	—	—
Granted	11,035,000	0.036	3.08
Forfeited	(21,000)	0.036	3.08
Outstanding at June 30, 2020	11,014,000	0.036	3.08
Exercisable at June 30, 2020	—	—	—
Non-vested at June 30, 2020	11,014,000	0.036	3.08

Outstanding at July 1, 2020	11,014,000	0.036	3.08
Granted	4,703,500	0.036	4.89
Exercised	(747,664)	0.036	3.08
Forfeited	(2,569,000)	0.036	3.10
Outstanding at June 30, 2021	12,400,836	0.036	3.71
Exercisable at June 30, 2021	1,128,336	0.036	3.08
Non-vested at June 30, 2021	11,272,500	0.036	3.78

The fair value of options was determined using the binominal option-pricing model. Assumptions used in the binominal option-pricing model are presented below:

	Grant date
	January 16,	September 27,
	2020	2020
Fair value per share	US$3.08	US$4.89
Risk-free interest rate	1.8%	0.6%
Expected dividend yield	0%	0%
Expected volatility	33.2%	35.0%
Expected multiples	2.2 - 2.8	2.2
Contractual life	10 years	9.3 years

The expected volatility is based on the historical volatility of selected comparable companies in the period of the expected life of the share options. Expected dividend yield is estimated based on the Company’s expected dividend policy over the expected life of the options.

The fair value of options granted on January 16, 2020 and September 27, 2020 were US$33,985,000 (equivalent to RMB233,841,000) and US$23,019,000 (equivalent to RMB156,808,000), respectively. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of income for the above options granted to the Group’s employees were RMB48,151,000 and RMB126,148,000 for the years ended June 30, 2020 and 2021, respectively.

33 Acquisition of a subsidiary

On March 11, 2021, the Group acquired 70% of shares and voting interests in MINISO SG Pte. Ltd. from two third parties, at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000).

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB '000
Property, plant and equipment	1,539
Right-of-use assets	36,632
Inventories	6,775
Trade and other receivables	13,770
Cash and cash equivalents	1,433
Loans and borrowings	(21,979)
Trade and other payables	(12,092)
Lease liabilities	(38,713)
Current taxation	(770)
Total identifiable net liabilities acquired	(13,405)

Goodwill arising from the acquisition has been recognized as follows:

RMB '000
Consideration transferred	10,257
Share of fair value of identifiable net assets	70%
Goodwill (Note 17)	19,640

34 Financial risk management and fair values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents and restricted cash is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2020 and 2021, 33% and 30% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2020
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	1%	149,162	(1,790)
Less than 90 days past due	6%	64,526	(3,923)
91 - 270 days past due	12%	70,088	(8,256)
271 - 450 days past due	50%	33,771	(16,886)
		317,547	(30,855)
Additional loss allowance due to specific consideration on certain distributors		12,328	(12,328)
		329,875	(43,183)

	As at June 30, 2021
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	236,210	(4,827)
Less than 90 days past due	5%	38,141	(1,907)
91 - 270 days past due	12%	27,838	(3,341)
271 - 450 days past due	26%	25,055	(6,514)
451 - 810 days past due	58%	10,347	(6,001)
More than 810 days past due	100%	19,205	(19,205)
		356,796	(41,795)
Additional loss allowance due to specific consideration on certain distributors		18,032	(18,032)
		374,828	(59,827)

Loss allowances of RMB12,328,000 and RMB 18,032,000 for trade receivables from certain overseas distributors were made during the years ended June 30,2020 and 2021 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2019	(91,726)
Amounts written off during the year	73,431
Credit loss recognized during the year	(24,239)
Exchange adjustment	(649)
Balance at June 30, 2020	(43,183)

Amounts written off during the year	—
Credit loss recognized during the year	(19,870)
Exchange adjustment	3,226
Balance at June 30, 2021	(59,827)

The following significant changes in the gross carrying amounts of trade receivables contributed to the decrease in the loss allowance during the year ended June 30, 2020:

●	Origination of new trade receivables net of those settled resulted in a decrease in loss allowance of RMB1,297,000;
●	Increase in days past due over 30 days resulted in an increase in loss allowance of RMB 14,798,000.
●	Write-off of trade receivables due from an overseas distributor and relevant loss allowance of RMB73,431,000 upon its liquidation.
●	Increase in loss allowance of RMB11,387,000 for trade receivables due from certain overseas distributors due to deterioration of their financial condition.

The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2021:

●	Decrease in days past due over 90 days but less than 450 days resulted in a decrease in loss allowance of RMB15,287,000.
●	Increase in days past due over 450 days resulted in an increase in loss allowance of RMB25,206,000.
●	Increase in loss allowance of RMB5,704,000 for trade receivables due from certain overseas distributors due to deterioration of their financial condition.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2020 and 2021.

(b) Liquidity risk

As at June 30, 2020 and 2021, the Group’s net current assets amounted to RMB1,676,956,000 and RMB5,716,232,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2020 and 2021, the Group had net cash generated from operating activities of approximately RMB826,484,000 and RMB916,320,000, respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. As of June 30, 2020, the Group did not meet certain financial ratios relating to an unsecured bank loan of RMB200,000,000 and the loan had become repayable on demand (see Note 26(a)(iii)). The Group has early repaid the loan in full in July 2020. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the year presented) and the earliest date the Group can be required to pay.

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,419,795	—	—	—	2,419,795	2,419,795
Loans and borrowings	408,568	15,154	147	—	423,869	416,389
Lease liabilities	228,249	168,804	202,826	60,748	660,627	602,974
	3,056,612	183,958	202,973	60,748	3,504,291	3,439,158

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,809,182	—	—	—	2,809,182	2,809,182
Loans and borrowings	13,944	641	1,880	5,770	22,235	20,594
Lease liabilities	342,211	217,229	277,726	54,848	892,014	804,412
	3,165,337	217,870	279,606	60,618	3,723,431	3,634,188

Details of the description of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are presented in Note 30.

(c) Interest rate risk

Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group’s loans and borrowings and cash and cash equivalents at the end of each reporting period presented:

	Interest rates		Interest rates
	%	As at June 30,	%	As at June 30,
		2020		2021
		RMB‘000		RMB‘000
Fixed rate instrument:
Loans and borrowings	0%~9%	(416,389)	0%~9%	(20,594)
		(416,389)		(20,594)

Variable rate instrument:
Cash at bank (Note 23)	0%~5%	2,853,501	0%~3%	6,771,104
		2,853,501		6,771,104

(ii) Sensitivity analysis

At June 30, 2020, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased / increased the Group’s loss for the year and accumulated losses by approximately RMB23,883,000.

At June 30, 2021, it is estimated that a general increase / decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased / increased the Group’s loss for the year and accumulated losses by approximately RMB55,880,000.

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group’s exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2020
	United States		Hong Kong
	Dollars	Euros	Dollars	Others
	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	11,036	800	629	—
Cash and cash equivalents	669,992	2,557	2,886	320
Trade and other payables	(15,026)	(5,468)	(29,241)	(1,233)
Loans and borrowings	(141)	—	—	—
Net exposure arising from recognized assets and liabilities	665,861	(2,111)	(25,726)	(913)

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2021
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	20,423	—	—	—	1,818
Cash and cash equivalents	402,563	19,927	2,728	601,491	1,306
Trade and other payables	(24,760)	(4,526)	(23,968)	—	(17)
Loans and borrowings	(6,613)	—	—	—	—
Net exposure arising from recognized assets and liabilities	391,613	15,401	(21,240)	601,491	3,107

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax (and retained profits) and other components of consolidated equity that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2020		As at June 30, 2021
		Effect on		Effect on
	Increase /	loss for the	Increase /	loss for the
	(decrease) in	year and	(decrease) in	year and
	foreign	accumulated	foreign	accumulated
	exchange rates	losses	exchange rates	losses
		RMB’000		RMB’000
United States Dollars	1%	5,552	1%	3,242
	(1)%	(5,552)	(1)%	(3,242)
Euros	1%	(21)	1%	128
	(1)%	21	(1)%	(128)
Hong Kong Dollars	1%	(257)	1%	(177)
	(1)%	257	(1)%	177
Renminbi	—	—	1%	6,015
	—	—	(1)%	(6,015)
Others	1%	(10)	1%	27
	(1)%	10	(1)%	(27)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the year presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2020 categorized into
	2020	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Liabilities:
—Redeemable shares with other preferential rights (i)	2,381,327	—	—	2,381,327

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2021 categorized into
	2021	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments (ii)	102,968	—	102,968	—

During the reporting periods presented, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

(i)	Redeemable shares with other preferential rights

The changes in Level 3 instruments of redeemable shares with other preferential rights for the year ended June 30, 2020 and 2021 are presented in the Note 30.

Specific valuation techniques used to determine the fair value of redeemable shares with other preferential rights include:

●	Discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and
●	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount for lack of marketability, market multiples, etc.

Major assumptions used in the valuation for redeemable shares with other preferential rights are presented in Note 30.

(ii)	Other investments

The fair value of other investments in Level 2 was determined by the Group with reference to the fair value quoted by the trust company, who established and managed the investments (see Note20), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The movement during the years in the balance of the Level 3 fair value measurement is as follows:

RMB’000
Paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights:
At July 1, 2019	1,701,294
Changes in fair value recognized in profit or loss during the year	680,033
At June 30, 2020	2,381,327
Changes in fair value recognized in profit or loss during the year	1,625,287
Exchange adjustment	(42,771)
Conversion into Class A ordinary shares upon IPO of the Company	(3,963,843)
At June 30, 2021	—
Total gains or losses for the year ended June 30, 2020 included in profit or loss for liabilities	680,033
Total gains or losses for the year ended June 30, 2021 included in profit or loss for liabilities	1,625,287

The losses arising from the remeasurement of fair value of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights are presented as fair value changes of paid-in capital subject to redemption and other preferential rights / redeemable shares with other preferential rights in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2020 and 2021 because of the short-term maturities of all these financial instruments.

35 Commitments

(a) Capital commitments outstanding as at June 30, 2020 and 2021 not provided for in the financial statements were as follows:

	As at June 30,
	2020	2021
	RMB’000	RMB’000
Contracted purchase of software	13,531	5,182
Contracted purchase of property	—	101,779
Contracted purchase of property improvements	—	21,679
	13,531	128,640

36 Contingencies

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Limited (“Mingyou”), a subsidiary of the Group’s equity-accounted investee was set up to acquire land use right of a parcel of land and to establish a new headquarters building for MINISO in a district in Guangzhou, the PRC. In connection with the acquisition of land use right and the construction of new headquarters building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. On January 25,2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022.

The directors have assessed that, based on the projection of the relevant taxes and surcharges historically paid during the calendar year of 2021, the above entities are expected to meet the commitment for the calendar year of 2021 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021.

37 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

Mr. Li Minxin	Shareholder and a member of the key management personnel of the Group

MINI Investment Holding Limited	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced of the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited	Significantly influenced of the controlling shareholder

Miniso Lifestyle Nigeria Limited *	Under common control of the controlling shareholder

MINISO Lifestyle Proprietary Limited *	Under common control of the controlling shareholder

YGF MC LIMITED	Under common control of the controlling shareholder

Minihome Hong Kong Limited *	Under common control of the controlling shareholder

Wow Color Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design Guangzhou Limited *	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

Miniso Technology (Guangzhou) Co., Ltd.	Under common control of the controlling shareholder

199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder

Mingyou Industrial Investment (Guangzhou) Limited	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Note:

*	MINISO Lifestyle Proprietary Limited, Miniso Lifestyle Nigeria Limited, Minihome Hong Kong Limited and Nome Design Guangzhou Limited were subsidiaries of the Group prior to January 2020. They were sold to companies ultimately owned by Mr. Ye Guofu during the period from December 2019 to February 2020, respectively and become related parties of the Group since then (see Note 5).
(b)	Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended June 30,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	7,832	5,431	8,795
Employee compensation expense (Note 8(i) and Note 32)	—	4,771	—
Equity-settled share-based payment expenses (Note 32)	28,574	79,021	39,727
	36,406	89,223	48,522

(ii) Other transactions with related parties

	For the year ended June 30,
	2019		2020		2021
	RMB’000		RMB’000		RMB’000
Continuing operations

Proceeds from repayment from the controlling shareholder
—Mr. Ye Guofu (i)	269,934		297,105		—
Liabilities waived by the controlling shareholder
—Mr. Ye Guofu (ii)	5,040		—		—
Cash advances to related parties
—MINI Investment Holding Limited (iii)	9,508		—		—
—Mr. Ye Guofu (iv)	—		101,462		—
—Nome Design Guangzhou Limited (v)	—		5,205		—
Proceeds from repayment from related parties
—MINI Investment Holding Limited (iii)	—		—		9,508
—Nome Design Guangzhou Limited (v)	—		—		5,205
Repayment to the controlling shareholder
—Mr. Ye Guofu (vi)	—		—		11,946
Sales of lifestyle products
—Miniso Lifestyle Nigeria Limited	—		201		5,312
—Miniso Technology (Guangzhou) Co., Ltd.	—		—		1,271
Provision of information technology support and consulting services
—Haydon (Shanghai) Technology Co., Ltd. (vii)	—		—		3,050
—Wow Color Beauty Guangdong Technology Limited (vii)	—		—		9,912
Purchase of lifestyle products
—Shanghai Kerong Networks Limited	191,232		177,367		38,148
—Shenzhen Zhizhi Brand Incubation Limited	97,298		52,385		22,220
—Wow Color Beauty Guangdong Technology Limited	—		13,339		19
—Nome Design Guangzhou Limited	—		648		581
—Haydon (Shanghai) Technology Co., Ltd.	—		—		894
—199 Global Holding (Guangzhou) Limited	—		—		135
Advanced payments received for purchase of lifestyle products
—Miniso Lifestyle Nigeria Limited (viii)	—		4,005		—
Provision of guarantee for a subsidiary of the equity-accounted investee
—Mingyou Industrial Investment (Guangzhou) Limited (ix)	—		—		160,000
Purchase of catering services
—Guangzhou Chuyunju Catering Service Co., Ltd. (x)	6,108		10,241		8,334
Discontinued operations
Repayment of loans from the controlling shareholder
—Mr. Ye Guofu (xi)	130,441		—		—
Interest incurred on loans from the controlling shareholder
—Mr. Ye Guofu (xi)	5,014		—		—
Disposal of discontinued operations to
—YGF MC LIMITED	—	*	—	*	—
—Minihome Hong Kong Limited	—	*	—	*	—
—MINI Investment Holding Limited	—	*	—	*	—

Notes:

*      The amounts were considerations in connection with the disposal of discontinued operations, each of which was less than RMB1,000. See Note 5 “Discontinued operations” for details.

(i)	Interest-free cash advances to the controlling shareholder amounting to RMB269,934,000 and RMB297,105,000 were repaid during the years ended June 30, 2019 and 2020, respectively.
(ii)	The controlling shareholder waived interest-free liabilities of an oversea subsidiary amounting to RMB5,040,000 during the year ended June 30, 2019.
(iii)	The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July 2020.
(iv)	The Group provided interest-free cash advances to the controlling shareholder amounting to RMB101,462,000 during the year ended June 30, 2020. The amount was fully repaid during the year ended June 30, 2020.
(v)	The Group provided interest-free cash advances to Nome Design Guangzhou Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.
(vi)	The Group settled other payables to Mr. Ye Guofu amounting to RMB11,946,000 during the year ended June 30, 2021.
(vii)	The Group entered into information technology support and consulting services agreements with Haydon (Shanghai) Technology Co., Ltd. and Wow Color Beauty Guangdong Technology Limited during the year ended June 30, 2021, under which the Group provides business management systems deployment and support services.
(viii)	The Group received advance payments for purchase of lifestyle products from MINISO Lifestyle Nigeria Limited amounting to RMB4,005,000 during the period from January to June 2020.
(ix)	On January 25, 2021, MINISO Guangzhou provided a performance guarantee to a local government for the commitment of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou (see Note 36).
(x)	The Group received catering services from Guangzhou Chuyunju Catering Service Co., Ltd. amounting to RMB6,108,000, RMB10,241,000 and RMB8,334,000 during the years ended June 30, 2019, 2020 and 2021, respectively.
(xi)	During the year ended June 30, 2019, MINISO GmbH, MINISO Lifestyle Kenya Ltd. and MINISO Lifestyle Nigeria Limited repaid loans from the controlling shareholder and related interest amounting to RMB51,557,000, RMB18,630,000 and RMB65,268,000, respectively. The loans bear with interest rates of 3%, nil and 8% per annum, respectively. Total interest expenses incurred during the year were RMB640,000, nil and RMB4,374,000, respectively.

(c)	Balances with related parties

	As at June 30,
	2020		2021
	RMB’000		RMB’000
Included in trade and other receivables from related parties:
—MINI Investment Holding Limited	9,508		—
—Nome Design (Guangzhou) Co., Ltd.	4,557		—
—YGF MC LIMITED	—	*	—
—Minihome Hong Kong Limited	—	*	—
—Haydon (Shanghai) Technology Co., Ltd.	—		795
—Wow Color Beauty Guangdong Technology Limited	—		996
	14,065		1,791

Included in trade and other payables to related parties:
—Mr. Ye Guofu	11,946		—
—Shanghai Kerong Networks Limited	3,164		1,438
—Shenzhen Zhizhi Brand Incubation Limited	1,568		1,135
—Wow Color Beauty Guangdong Technology Limited	986		—
—Haydon (Shanghai) Technology Co., Ltd.	—		1,010
—199 Global Holding (Guangzhou) Limited	—		94
—Guangzhou Chuyunju Catering Service Co., Ltd.	—		3,813
	17,664		7,490
Included in contract liabilities:
—Miniso Lifestyle Nigeria Limited	3,798		—
	3,798		—

Note:

*	The amounts represented considerations receivable in connection with the disposal of discontinued operations, which were each less than RMB1,000. See Note 5 “Discontinued operations” for details.

38 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

	For the period
	from
	January 7,
	2020 (date of
	incorporation)	For the
	to June 30,	year ended
	2020	June 30, 2021
	RMB’000	RMB'000
Other income	—	4,274
General and administrative expenses	(37)	(9,734)
Other net income	1,091	52,056

Operating profit	1,054	46,596
Finance income	—	1,030
Finance costs	—	(2)

Net finance income	—	1,028
Fair value changes of redeemable shares with other preferential rights / redeemable shares with other preferential rights	151,733	(1,625,287)
Share of loss of an equity-accounted investee, net of tax	—	(4,011)
Profit / (loss) before taxation	152,787	(1,581,674)
Income tax expense	—	—
Profit / (loss) for the period / year	152,787	(1,581,674)

(ii) Condensed statement of profit or loss and other comprehensive income

	For the period from
	January 7, 2020
	(date of	For the
	incorporation) to	year ended
	June 30, 2020	June 30, 2021
	RMB’000	RMB’000
Profit / (loss) for the period / year	152,787	(1,581,674)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	13,606	(191,443)
Other comprehensive income / (loss) for the period / year	13,606	(191,443)
Total comprehensive income / (loss) for the period / year	166,393	(1,773,117)

(iii) Condensed statement of financial position

	Note	As at June 30,
		2020		2021
		RMB’000		RMB’000
ASSETS
Non-current assets
Interest in an equity-accounted investee		—		352,062
Investments in subsidiaries
—Cost-accounted investments in subsidiaries		—	*	—	*
—Amounts due from subsidiaries		988,252		3,887,724
		988,252		4,239,786
Current assets
Other receivables		7,082		3,031
Cash and cash equivalents		153,889		925,638
		160,971		928,669
Total assets		1,149,223		5,168,455
EQUITY
Share capital	31(a)	69		92
Additional paid-in capital	31(a)	162,373		8,289,160
Other reserves		(1,547,333)		(1,721,689)
Retained earnings / (accumulated losses)		152,787		(1,428,887)
Total (deficit) / equity		(1,232,104)		5,138,676
LIABILITIES
Non-current liabilities
Redeemable shares with other preferential rights		2,381,327		—
Deferred income		—		20,005
		2,381,327		20,005
Current liabilities
Other payables		—		3,714
Deferred income		—		6,060
		—		9,774
Total liabilities		2,381,327		29,779
Total equity and liabilities		1,149,223		5,168,455

Note:

*	The amount was less than RMB1,000.

(iii)	Condensed statement of cash flow

	For the period from
	January 7, 2020
	(date of	For the
	incorporation) to	year ended
	June 30, 2020	June 30, 2021
	RMB’000	RMB’000
Net cash (used in) / from operating activities	(36)	28,366
Net cash used in investing activities	(972,092)	(3,432,692)
Net cash from financing activities	1,127,145	4,181,655
Net increase in cash and cash equivalents	155,017	777,329
Cash and cash equivalents at beginning of the period / year	—	153,889
Effect of movements in exchange rates on cash held	(1,128)	(5,580)
Cash and cash equivalents at end of the period / year	153,889	925,638

39 Standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2021 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for
accounting periods
beginning on or after
—Interest rate benchmark reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021

—Onerous contracts – Cost of fulfilling a contract (Amendments to IAS 37)	January 1, 2022

—Annual improvements to IFRS standards 2018-2020	January 1, 2022

—Property, plant and equipment: Proceeds before intended use (Amendments to IAS16)	January 1, 2022

—Reference to the conceptual framework (Amendments to IFRS 3)	January 1, 2022

—Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2023

—IFRS 17, Insurance contracts	January 1, 2023

40 Subsequent events

(a) Dividends

After the reporting date, dividends of US$0.156 per share were approved by the board of directors of the Company in August 2021. Total dividends declared amounted to US$47,178,000 (equivalent to RMB306,256,000) which have not been recognized as liabilities as of June 30, 2021.