Form 20-F
period 2022-06-30
MINISO Group Holding Ltd
filed 2022-10-19
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________
For the transition period from __________ to __________

Commission file number: 001-39601

MINISO Group Holding Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

8F, M Plaza, No. 109, Pazhou Avenue Haizhu District, Guangzhou 510000 Guangdong Province The People’s Republic of China
(Address of principal executive offices)

Saiyin Zhang, Chief Financial Officer

Telephone: +86 20 3622 8788

Email: ir@miniso.com

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000 Guangdong Province

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American depositary shares (each American depositary share representing four ordinary shares, par value US$0.00001 per share)	MNSO	The New York Stock Exchange

Ordinary shares, par value US$0.00001 per share*		The New York Stock Exchange

Ordinary shares, par value US$0.00001 per share	9896	The Stock Exchange of Hong Kong Limited
*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,225,566,355 ordinary shares, par value US$0.00001 per share, as of June 30, 2022, including 6,111,276 ordinary shares underlying 1,527,819 ADSs repurchased by the Company as of June 30, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒ Yes   ☐ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts which may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each representing four ordinary shares, par value US$0.00001 per share;
●	“Core SKU” refers to SKU that generates over RMB100,000 in sales for over a consecutive 12-month period;
●	“GMV” refers to the total value of all merchandises sold by us and our retail partners and distributors to end customers, before deducting sales rebates and including the VAT and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;
●	“HKEx Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“revenue” refers to our revenue from continuing operations, excluding the revenue from discontinued operations;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SKU” refers to stock keeping unit;
●	“MINISO,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
●	“MINISO Retail Partner” refers to franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;
●	“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model;
●	“TOP TOY-brand products” refers to pop toy products of our own brands or brands codeveloped with IP licensors that are sold under the TOP TOY label;
●	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.6981 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of June 30, 2022.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and our other business partners;
●	competition in our industry;
●	relevant government policies and regulations relating to our business and our industry; and
●	general economic and business conditions globally and in China.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and we are identified as a “Commission-Identified Issuer” for three consecutive years, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The trading prohibition or the delisting of the ADSs, or the threat of their being prohibited from trading or being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China. We are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or the ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Our Holding Company Structure

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China, and to a lesser extent by our subsidiaries outside China. The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

MINISO Group Holding Limited
(Cayman Islands)
100%
YGF Investment V Limited (British Virgin Islands)
100%
MINISO Universal Holding Limited (British Virgin Islands)
100%
MINISO Global Holding Limited (British Virgin Islands)
100%
YGF Investment V Hong Kong Limited (Hong Kong)
100%
MINISO Development Hong Kong Limited (Hong Kong)
100%
MINISO Investment Hong Kong Limited (Hong Kong)
99.99999%
100%
USA Miniso Depot Inc. (United States)
67%
PT. Miniso Lifestyle Trading Indonesia(1) (Indonesia)
100%
MIHK Management Inc. (Canada)
0.00001%
MINISO Life Style Private Limited (India)
MINISO Hong Kong Limited (Hong Kong)
100%
Outside the PRC
Inside the PRC
100%
Mingyou Industrial Investment (Guangzhou) Co., Ltd.
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

Transfer of Funds and Other Assets Within Our Organization

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China, and to a lesser extent by our subsidiaries outside China. Our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

Under PRC laws, MINISO Group Holding Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the fiscal years ended June 30, 2020, 2021 and 2022, the amount of capital contribution made by MINISO Group Holding Limited and/or intermediate holding companies to our PRC subsidiaries was RMB139.7 million, nil, and RMB1,332.0 million(US$198.9 million), respectively. No loans were extended by MINISO Group Holding Limited to our PRC subsidiaries during these periods. In addition, our PRC subsidiaries may receive cash payments from our certain offshore subsidiaries for product sales to such offshore subsidiaries. In the fiscal years ended June 30, 2020, 2021 and 2022, our PRC subsidiaries received RMB3,259.7 million, RMB1,402.2 million and RMB1,824.4 million (US$272.4 million), respectively, from such payments. In the fiscal years ended June 30, 2020, 2021, and 2022, no assets other than cash were transferred through our organization.

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million (RMB306.3 million). On August 17, 2022, our board of directors declared another cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was US$53.5 million (RMB360.8 million). Both dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends in the future, but the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

A.Selected Financial Data

The following tables present the selected consolidated financial information of our company. The selected consolidated statement of profit or loss for the fiscal years ended June 30, 2020, 2021 and 2022, the selected consolidated statement of financial position data as of June 30, 2021 and 2022, and selected consolidated statement of cash flows data for the fiscal years ended June 30, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statement of financial position data as of July 1, 2018, June 30, 2019 and 2020 and the selected consolidated statement of profit or loss for the fiscal year ended June 30, 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income for the fiscal years ended June 30, 2019, 2020, 2021 and 2022:

	For the fiscal year ended June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected consolidated statement of profit or loss and other comprehensive income data:
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	10,085,649	1,505,748
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(7,015,888)	(1,047,444)
Gross profit	2,510,980	2,732,498	2,430,686	3,069,761	458,304
Other income	10,468	37,208	52,140	25,931	3,871
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(1,442,339)	(215,336)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(816,225)	(121,859)
Other net income/(loss)	24,423	45,997	(40,407)	87,308	13,035
Credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(28,924)	(4,318)
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(13,485)	(2,013)
Operating profit	1,016,682	766,581	401,035	882,027	131,684
Finance income	7,311	25,608	40,433	66,344	9,905
Finance costs	(25,209)	(31,338)	(28,362)	(33,396)	(4,986)
Net finance (costs)/income	(17,898)	(5,730)	12,071	32,948	4,919
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	—	—
Share of loss of equity-accounted investee, net of tax	—	—	(4,011)	(8,162)	(1,219)
Profit/(loss) before taxation	289,004	80,818	(1,216,192)	906,813	135,384
Income tax expense	(279,583)	(210,949)	(213,255)	(267,070)	(39,873)
Profit/(loss) for the year from continuing operations	9,421	(130,131)	(1,429,447)	639,743	95,511
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	—	—	—
(Loss)/profit for the year	(294,409)	(260,176)	(1,429,447)	639,743	95,511
Attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(1,415,010)	638,170	95,276
Non-controlling interests	(3,762)	2,091	(14,437)	1,573	235
(Loss)/profit for the year	(294,409)	(260,176)	(1,429,447)	639,743	95,511
(Loss)/earnings per share(2)
—Basic	(0.32)	(0.26)	(1.18)	0.53	0.08
—Diluted	(0.32)	(0.26)	(1.18)	0.52	0.08
Earnings/(loss) per share(2) – Continuing operations
—Basic	0.01	(0.12)	(1.18)	0.53	0.08
—Diluted	0.01	(0.12)	(1.18)	0.52	0.08
Other comprehensive (loss)/income for the year	(4,834)	6,361	(16,548)	40,494	6,046
Total comprehensive (loss)/income for the year	(299,243)	(253,815)	(1,445,995)	680,237	101,557
Equity shareholders of the Company	(296,062)	(256,583)	(1,429,621)	677,667	101,173
Non-controlling interests	(3,181)	2,768	(16,374)	2,570	384
Non-IFRS Measure(3):
Adjusted net profit	841,259	933,946	477,159	722,578	107,878

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	52,000	7,763
General and administrative expenses	88,961	236,637	150,104	30,835	4,604
Total	122,058	364,380	281,319	82,835	12,367

(2)	Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings/(loss) per share for the fiscal years ended June 30, 2019 and 2020, the number of outstanding ordinary shares used in the calculation was 865,591,398, which excluded 111,043,373 ordinary shares held by certain share incentive awards holding vehicles as of June 30, 2020 as these shares were regarded as treasury shares for purposes of calculating per share data. The number of ordinary shares used in the calculation has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented. For purposes of calculating basic and diluted loss per share for the fiscal year ended June 30, 2021, the weighted average number of ordinary shares in issue used in the calculation was 1,104,371,475. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2022, the weighted average number of ordinary shares in issue used in the calculation was 1,205,527,348 and 1,216,637,439, respectively.
(3)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measure.”

The following table presents our selected consolidated statement of financial position data as of July 1, 2018 and June 30, 2019, 2020, 2021 and 2022:

	As of July 1,	As of June 30,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of financial position data:
Cash and cash equivalents	228,106	1,546,280	2,853,980	6,771,653	5,348,492	798,509
Inventories	1,089,474	1,308,957	1,395,674	1,496,061	1,188,095	177,378
Trade and other receivables	1,755,040	830,751	729,889	824,725	1,056,198	157,686
Total current assets	3,077,276	4,511,719	4,986,599	9,199,087	8,072,562	1,205,202
Total assets	3,645,360	5,226,115	5,836,251	10,705,030	11,281,788	1,684,327
Trade and other payables	2,349,077	2,363,739	2,419,795	2,809,182	3,072,991	458,785
Total current liabilities	2,691,820	3,245,979	3,309,643	3,482,855	3,788,671	565,633
Total liabilities	3,080,747	5,340,089	6,159,297	4,052,876	4,254,388	635,163
Total equity/(deficit)	564,613	(113,974)	(323,046)	6,652,154	7,027,400	1,049,164
Total equity and liabilities	3,645,360	5,226,115	5,836,251	10,705,030	11,281,788	1,684,327

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019, 2020, 2021 and 2022:

	For the fiscal year ended June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of cash flow data:
Net cash generated from operating activities	1,038,471	826,484	916,320	1,406,262	209,949
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(2,125,918)	(317,391)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	(733,559)	(109,517)
Net increase/(decrease) in cash and cash equivalents	1,447,414	1,171,593	3,933,707	(1,453,215)	(216,959)
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	6,771,653	1,010,981
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	30,054	4,487
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	5,348,492	798,509
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	5,348,492	798,509

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks related to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;

●	The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;
●	Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;
●	If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;
●	If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;
●	Expanding product offerings may expose us to new challenges and more risks;
●	If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;
●	We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;
●	If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected;
●	Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;
●	If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;
●	If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected;
●	Our operations have been and may continue to be affected by COVID-19 pandemic; and
●	Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Risks related to doing business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 47;
●	The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The trading prohibition or the delisting of the ADSs, or the threat of their being prohibited from trading or being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 47;
●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 48;
●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 48;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 49; and
●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks related to doing business in China” on page 50.

Risks related to the ADSs and our ordinary shares

Risks and uncertainties related to the ADSs and our ordinary shares include, but are not limited to, the following:

●	The trading price of the ADSs and our ordinary shares has been volatile, which could result in substantial losses to investors;
●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial; and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

Risks Related to Our Business and Industry

Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands, which mainly are “MINISO,” “WonderLife,” and “TOP TOY.” “MINISO” is our flagship brand. For the fiscal year ended June 30, 2022, revenue generated under our MINISO brand accounted for approximately 94% of our total revenue. In December 2020, we launched a new brand, TOP TOY, which is committed to building comprehensive shopping platforms of pop toys. See “Item 4. Information on the Company—B. Business Overview—Our Products—Brand strategies.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and “TOP TOY” brand.

We seek to promote our brand image through marketing initiatives, including celebrity endorsement, marketing through video and short-video platforms, and key opinion leader promotion, as well as other social media-based marketing and promotion activities. Promoting and strengthening our brand image depends on our ability to adapt to a rapidly changing media environment and preferences of consumers to receiving information, including our increasing reliance on social media and online dissemination of advertising campaigns. If we do not continue to maintain and strengthen our brand image and grow the value of brands, in particular, the “MINISO” brand and “TOP TOY” brand, we may lose the opportunity to build a critical mass of consumers. In addition, we have been continually promoting our brands and products in a very active manner.

Certain consumers may perceive our brands and/or our products in different ways or even misinterpret our brands before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business.

Furthermore, as we continue to grow in size, expand our product offerings and extend our geographic reach, maintaining high-quality, high-appeal and high affordability of our products may be more difficult and we cannot assure you that we will be able to maintain consumers’ confidence in our brands. If consumers perceive or experience a reduction in the quality of our products, or consider in any way that we fail to deliver a consistently high-quality products, our brand value could suffer, which could have a material and adverse effect on our business.

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

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

•	general economic and industry conditions;
•	disposable income of consumers;
•	discounts, promotions and merchandise offered by our competitors;
•	negative reports and publicity about the retailing industry;
•	outbreak of viruses or widespread illness, including COVID-19;
•	unemployment levels;
•	minimum wages and personal debt levels of consumers;
•	consumer confidence in future economic conditions;
•	fluctuations in the financial markets; and

•	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for our products, in particular discretionary items. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations. For example, COVID-19 pandemic has reduced the number of trips consumers make to brick-and-mortar retailers, including MINISO stores. COVID-19 pandemic has also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions related to this outbreak may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Whether the pandemic will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The success of our operations depends on our ability to continuously offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the “MINISO” brand. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of June 30, 2022, we had a network consisting of an in-house team of 157 designers and 40 design partners, including internationally renowned independent designers, professional design studios and design academies from 7 countries. We have also developed an approach to collaborate with highly popular IP licensors to create co-branded products. As of June 30, 2022, we had established co-branding relationship with IP licensors owning 75 popular brands. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected.

A critical differentiator of our business is our ability to offer value to consumers, including offering quality products at prices that are highly appealing to consumers, which is pivotal to the success of our business. We vigorously execute our pricing strategy in our daily business operations. However, we face various challenges in maintaining the current price rates. For example, we may not have sufficient bargaining power in negotiating terms with our suppliers and procure products at favorable prices. As a result, we may have to price our products at higher-than-expected prices to achieve profitability. Even if we are able to price as we expected, our profit margin, if any, may be lower than our anticipation. Further, increases in raw material prices or production costs may also be shifted to us by our suppliers and result in our pressure to increase prices. Any increase in product prices may cause our sales volume to decline, and more importantly, undermine our brand positioning and image, making us less attractive to consumers and less competitive in the marketplace. Accordingly, the occurrence of any of the above would adversely affect our overall profitability, business, financial condition and results of operations.

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

Offering high-quality products is essential to the success of our business. In order to ensure that we continuously offer high quality products to consumers, we engage third parties to evaluate quality control qualifications of potential suppliers before we enroll such suppliers in our supplier base. Our quality control team is involved throughout the whole process of product development, from product design, raw material selection, to product manufacturing, and finally to several layers of quality inspections. Despite the fact that we have implemented several tiers of quality control measures, we have historically experienced product quality issues such as failure to comply with relevant product specifications and cannot assure you that our products will not have any quality issues in the future. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of consumer confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. See also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Expanding product offerings may expose us to new challenges and more risks.

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each store. Offering new SKUs, expansion into diverse new product categories and increased number of products and SKUs as well as launching new brands involve new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. For example, we recorded an inventory write-down of RMB68.3 million for the fiscal year ended June 30, 2020. For the fiscal years ended June 30, 2021 and 2022, we recorded a reversal of inventory write-down of RMB51.1 million and RMB44.7 million (US$6.7 million), respectively. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our MINISO membership program in China and further expanded this membership program to overseas markets. In addition, managers of MINISO stores keep consumers constantly engaged by sharing MINISO content through Weixin chat groups and Weixin public account. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to the above factors, our overseas expansions face additional difficulties and challenges. We have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate local management and employees. For example, we have experienced a slowdown in our international store expansion primarily due to the COVID-19 pandemic. There is no assurance that our international store expansion will not continue to decelerate or even fail in the future.

If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected.

As of June 30, 2022, over 95% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. Therefore, successful operations of MINISO stores by our MINISO Retail Partners and local distributors directly affect our results of operations. However, we cannot control many factors that impact the profitability of their MINISO stores. Despite the fact that we have direct access to key operational data from MINISO Retail Partner stores, which enable us to help our MINISO Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their MINISO stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of MINISO store operations may be compromised if we fail to effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors. Even if we can effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors, there are still a number of factors beyond our control which may results in failure by our MINISO Retail Partners and local distributors to successfully operate MINISO stores in a manner consistent with our standards and requirements. For example, our MINISO Retail Partners and local distributors may not be able to find suitable locations for opening MINISO stores, hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with MINISO Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

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

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB2,934.9 million, RMB1,780.5 million and RMB2,643.5 million (US$394.7 million) in the fiscal years ended June 30, 2020, 2021 and 2022, accounting for 32.7%, 19.6% and 26.2% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

•	limited brand recognition (compared with our home market in China);
•	need to manage costs of securing optimal locations for opening stores;
•	difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;
•	difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;
•	difficulty to find qualified partners for overseas cooperation;
•	inability to anticipate foreign consumers’ preferences and customs;
•	difficulties in hiring experienced staff and managing foreign operations;
•	burdens of complying with a wide variety of local laws and regulations;
•	wars, political and economic instability;

•	trade restrictions;
•	lesser degrees of intellectual property protection;
•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and
•	a legal system subject to undue influence or corruption.

In particular, we had business operations in Ukraine and our products are sold in Russia. Wars in Ukraine has negatively affected our business operations in Ukraine and our product sales in Russia. We have temporarily terminated our operations in Ukraine. MINISO stores in Russia are open as usual but have experienced a slowdown in product sales. Since there are substantial uncertainties in the development of wars and the situations in Ukraine and Russia, we are unable to predict whether any MINISO stores will be permanently shut down or whether we will have to completely withdraw from relevant geographical markets. With respect to removing certain Russian banks from SWIFT system, we expect that there will be certain negative impacts for our local distributors in Russia to purchase products from us and they might have to switch to other payment options. In general, we do not expect wars in Ukraine or sanctions against Russia will result in material adverse impact on our overall business operations given that revenues generated from Ukraine and Russia accounted for less than 0.2% of our total revenue for the fiscal year ended June 30, 2022. We have made impairment assessments on our inventories and trade receivables for our operations in Ukraine and made provisions/recorded impairment losses accordingly. However, we are unable to predict how the wars in Ukraine and sanctions against Russia will develop. Any deterioration of the situation in Ukraine and Russia in the future may have material negative impact on our business operations, results of operations and financial condition.

Our international expansion plans will place increased demands on our operational, managerial and administrative resources. For example, we have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. In particular, we face regulatory uncertainties and may incur substantial compliance costs when we enter into a new overseas market. Regulations in different overseas markets could vary significantly. Being compliant with laws and regulations in one jurisdiction does not necessarily mean our business model/business practice would comply with laws and regulations in another jurisdiction and we may need to make adjustments to our business model/business practice accordingly to comply with local laws. Given the complexity, uncertainties and frequent changes in these laws, rules, regulations, policies and measures in overseas markets, including changes in their interpretation and implementation, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or fail to fully comply with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them. Non-compliance may subject us to sanctions by regulatory authorities, to monetary penalties, or to restrictions on our activities or revocation of our licenses, which may result in a material adverse effect on our business, financial condition and results of operations in the relevant overseas market. We also have to closely monitor changes in local laws and complete all necessary procedures and filings accordingly. Furthermore, we may also from time to time encounter legal disputes with various parties in overseas markets in our ordinary course of business operations.

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

Our products are sold to consumers through either our directly operated stores or through stores operated by our MINISO Retail Partners or local distributors. As of June 30, 2022, over 95% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. We typically enter into franchise agreements with our MINISO Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” for more information on different types of store operation models.

We believe consumers expect the same quality of our products regardless of whether they visit a store operated directly by us or by a MINISO Retail Partner or a local distributor, so we provide operational guidelines on key aspects of store operations ranging from frontline store-level staff training, store layout, merchandise mix, interior design, inventory management, to pricing recommendation so as to maintain our uniform brand image across MINISO stores. However, we cannot assure you that we will be successful in monitoring store operations by our MINISO Retail Partners or local distributors and detecting any and all inconsistencies with our brand image or values or non-compliance with the provisions of our cooperation agreements by them. For example, our local distributors may deviate from our pricing strategy and sell our products at higher prices without our consent, which will jeopardize our brand positioning and image. Our MINISO Retail Partners or local distributors may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. In addition, we typically do not allow local distributors to have sub-contractors or sub-distributors or otherwise assigning the rights under the licensing agreement to a third party without our prior written consent. Once we consent, our local distributors are generally entitled to choose their sub-contractors or sub-distributors and negotiate the transaction terms directly with them. We typically do not have any contractual relationship with any sub-contractors or sub-distributors and do not control or deal with them directly. As a result, we have very limited control over sub-contractors or sub-distributors and cannot guarantee that they are able to provide satisfactory services to consumers. See also “—Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.” Any non-compliance by our MINISO Retail Partners, local distributors or any sub-contractors and sub-distributors with our operational guidelines could, among other things, diminish the overall shopping experience delivered to consumers, negatively affect our brand reputation or demands for our products.

If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected.

As of June 30, 2022, over 95% of MINISO stores globally are operated by our MINISO Retail Partners and local distributors. As a result, maintaining the relationship with our MINISO Retail Partners and local distributors and attracting new MINISO Retail Partners and local distributors to join our store network are critical to our business and results of operations. For the fiscal years ended June 30, 2020, 2021 and 2022, the number of terminated distributors was 8, 9 and 12, compared to the number of new distributors of 37, 34 and 42. During the same periods, the number of terminated MINISO Retail Partners was 52, 100 and 88, compared to the number of new MINISO Retail Partners of 80, 178 and 191. However, we may not be able to maintain our relationship with MINISO Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our MINISO Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of MINISO stores could also arise from failures by our MINISO Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our MINISO Retail Partners and local distributors will be able to successfully operate MINISO stores. As a result, our MINISO Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our MINISO Retail Partners or local distributors. As a result, our MINISO Retail Partners or local distributors may not be effectively motivated to sell more products or continue the cooperative relationships with us. If our MINISO Retail Partners or local distributors decide to shut down MINISO stores they opened, we will refund the corresponding deposit to them. If our MINISO Retail Partners or local distributors decide to shut down a large number of MINISO stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new MINISO Retail Partners and local distributors to join our network and open MINISO stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19. As of the date of this annual report, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

•

MINISO store operations: The outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. In response to the pandemic, the Chinese government took a number of actions, such as temporary lock-down of certain communities, quarantining individuals infected with or suspected of being infected, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to June 2022, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. The average number of MINISO stores that were temporarily closed was approximately 380, 280 and 60 in April, May and June 2022, representing about 12%, 9% and 2% of MINISO stores in China, respectively.

As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to June 2022. As of June 30, 2022, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion.

The COVID-19 pandemic also resulted in a decrease of the number of MINISO Retail Partners and local distributors. See “Item 4. Information on the Company—B. Business Overview—Our Store Network—Store operations in China” and “Item 4. Information on the Company—B. Business Overview—Our Store Network—Overseas store operations” for more details.

•

Operating results and other financial metrics: Negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.5 million in the fiscal year ended June 30, 2021. Our revenue generated from international markets increased by 48.5% from RMB1,780.5 million in the fiscal year ended June 30, 2021 to RMB2,643.5 million (US$394.7 million) in the fiscal year ended June 30, 2022.

In China, we managed to realize a growth in revenue from China of 2.1% from RMB7,291.2 million in the fiscal year ended June 30, 2021 to RMB7,442.2 million (US$1,111.1 million) in the fiscal year ended June 30, 2022. However, our sales growth in China in the fiscal year ended June 30, 2022 was still negatively affected by the outbreaks of the Delta variants and Omicron variants of COVID-19 in certain provinces. Resurgences of the

COVID-19 pandemic may continue to negatively affect our business operations and results of operations and our financial performance may fluctuate in the future as a result.

While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of the fiscal year ending June 30, 2023 will continue to be negatively affected with potential adverse impact of COVID-19 in subsequent periods. We have adopted measures in response to the negative impact of the COVID-19 pandemic, including sales promotions, and may continue to adopt such measures. These measures, if adopted, would have negative impacts on our gross profit margin for the sales of products.

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

Our MINISO Retail Partners are also affected by the COVID-19 pandemic. Based on a survey conducted by an industry consultant engaged by us, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. However, the continual impact of the pandemic and the lock-down and other measures taken in response may cause prolonged investment recovery period for our MINISO Retail Partners.

The COVID-19 pandemic remains a rapidly evolving situation, with several variants emerging and causing further movement restrictions globally. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life could lead to new cases, which may lead to the re-imposition of restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities and any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could result in regulatory penalties and negative publicities, interrupt our operations, result in claims against us, and subject us to damages and harm our reputation and brand image. Any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers could also cause consumer complaints and negative publicities.

In addition, if our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Historically, a local distributor in an overseas market engaged in activities that caused harm to our reputation, our business and results of operations in Canada. After we became aware of the activities, we took several actions against the distributor including requiring the distributor to initiate a legal proceeding under the Companies’ Creditors Arrangement Act. Pursuant to the legal proceeding, we acquired certain assets of the distributor consisting of MINISO store operations as a consideration to reduce a portion of overdue payment owed to us by the distributor. We have been operating in the Canadian market since then through our own subsidiaries in Canada and either directly operate MINISO stores by ourselves or through cooperation with local distributors. We also entered into new agreements with local distributors. In an effort to prevent the recurrence of similar incidents, we reviewed and updated the contract terms with local distributors and the mechanism for cooperation with local distributors. We also optimized our internal control procedures with respect to contract management and financial management of overseas companies, in particular Canada subsidiaries, regarding distributor management. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors and our efforts to prevent similar incidents from happening, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

As we expand our online sales channels, we have entered into cooperation with third parties such as live streaming platforms and broadcasters to promote the sales of our products. The promotion of our products on living streaming platforms are conducted in real time. Broadcasters may inadvertently have conversations or engage in activities that are inappropriate, contentious, immoral, disrespectful or even unlawful, which could cause serious damage our reputation and brand image and could very likely result in negative publicity about us. We may also be subject to administrative penalties or involved in lawsuits as a result. Any negative publicity about live streaming platforms we cooperate with may also negatively affect public perception about our brand image.

In the event that we become subject to claims caused by actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties, we may seek compensation from or take other actions against the relevant MINISO Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Furthermore, our distributors may be unable or unwilling to provide us with information in relation to their inventory levels and sales of our products in a timely manner, or at all. As we do not fully control the inventory and sales data belonging to our distributors, we rely on information provided to us by our distributors. As a result, our ability to accurately track the sales of our products by and the inventory level of our distributors is limited. Our sales to distributors may not be reflective of actual sales trends to consumers, and we may not be able to timely gather sufficient information and data regarding the market demand and consumers’ preferences for our products. Failure to accurately track sales and inventory levels of our distributors and timely gather market information may cause channel stuffing risks and/or cause us to incorrectly predict sales trends and impede our ability to quickly align our marketing and product strategies in response to market changes.

Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.

Our revenue growth historically was largely driven by the expansion of our MINISO store network. Our revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand by the average number of MINISO stores of the relevant period, has fluctuated significantly historically with a decrease of 19.8% from the fiscal year ended June 30, 2019 to the fiscal year ended June 30, 2020, and a decrease of 11.3% from the fiscal year ended June 30, 2020 to the fiscal year ended June 30, 2021. The decreases were primarily due to the outbreak of COVID-19, and an increasing number of new stores being opened in lower-tier cities and under penetrated locations as we continued to expand our footprint in China and globally, as well as increased competition. Our revenue per MINISO store maintained relatively stable in the fiscal years ended June 30, 2021 and 2022.

A variety of factors may cause fluctuation in our revenue per MINISO store, including the following:

•	the size and the geographic location of MINISO stores;
•	decrease in store openings and closure of stores;

•	change in our store mix, including China market versus international markets, breakdown in different tier cities in China, and breakdown in different locations within the same tier cities;
•	MINISO stores’ ability to maintain and increase sales to existing consumers, attract new consumers and satisfy consumer demands;
•	the frequency of consumer visits to MINISO stores and the quantity and mix of products consumers purchase;
•	the pricing of our products or change in our pricing strategies or those of our competitors;
•	timing and costs of marketing and promotional programs organized by us and/or our MINISO Retail Partners and local distributors;
•	our MINISO Retail Partners and local distributors’ ability to manage inventory and provide superior consumer experience;
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

We source our products from third-party suppliers. As of June 30, 2022, we had over 1,100 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the globe. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements. These framework agreements are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of the current agreements. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. For example, the outbreak of COVID-19 in China in early 2020 resulted in temporary business closures of certain of our suppliers and tight liquidity of a few of our suppliers, which led to delays in supplying products to our stores. As the COVID-19 pandemic is still evolving, we cannot assure you that product supply delays would not happen again. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

We require our suppliers to comply with confidentiality provisions in our agreements with them to protect our interest. However, we cannot assure you that our suppliers will fully comply with these requirements. Failure to comply with such obligations may lead to a leakage of confidential information that is critical to our product design and business operations or otherwise harm our competitive positions and business operations.

Our suppliers typically provide us a payment term of 30 to 60 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by consumers, or to offer these products at competitive prices.

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

Strategic collaborations with IP licensors is a key strategy for us to expand our product offerings. As of June 30, 2022, we had entered into collaboration with IP licensors owning 75 popular brands to jointly develop products that attract consumers. If we are unable to expand or maintain our collaboration with these IP licensors in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it may be very difficult for us to identify qualified alternative IP licensors, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations.

In addition, the license agreements we entered into with IP licensors contain extensive and detailed provisions setting forth scope of licenses, such as categories and sub-categories of products authorized to use licensed IPs and various excluded sub-categories of products, number of products within each category that are allowed to use licensed IPs, territories where sales of co-branded products are allowed, among others. We, our employees and our business partners may inadvertently breach such IP protection provisions and therefore subject us to liabilities under our agreements with IP licensors. Disputes may also arise due to reasons that we are unable to foresee. If we are unable to resolve disputes with IP licensors, we may not be able to continue our cooperation with our IP licensors, which could have a material and adverse effect on our business and operating results.

Our agreements with IP licensors generally have a term of not more than three years. If we are unable to sell all of the co-branded products in our inventory within a reasonable period of time after the expiration of relevant agreements, we will not be able to continue to sell those products and may have to destroy our inventories. As a result, we may have to write down such inventories, which would result in negative impacts on our operating results and financial conditions. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information on inventory related risks.

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

In addition, the PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by us may be defectively designed, manufactured or of quality issue, or cause harm and adverse effect to the health of our customers. The offerings of such products by us may expose us to liabilities associated with consumer protection laws. Pursuant to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Rights and Interests Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or to criminal penalties when personal damages are involved or if the circumstances are severe. Although we would have legal recourse against the supplier or manufacturer of such products under the PRC law if the liabilities are attributable to the supplier or manufacturer, attempting to enforce our rights against the supplier or manufacturer may be expensive, time-consuming and ultimately futile.

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

We have historically initiated voluntary product recalls. In August 2019, Shanghai Food and Drug Administration found that a batch of “peelable nail polish” sold in MINISO stores in Shanghai containing chloroform that exceeded the highest acceptable level under relevant PRC laws. We then voluntarily recalled the product. A total of 980 bottles of nail polish were recalled and returned to the supplier of this batch of product. We did not incur any financial loss in connection with the voluntary product recall because pursuant to the terms of the agreement with the supplier, the supplier is responsible for any losses incurred as a result of product returns arising from product quality issues. We may in the future, voluntarily or involuntarily, initiate product recalls if any of our products is proven to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expenses and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in China, consumers can return products with defects they purchased within seven days of purchase or exchange products with defects they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and increase our product offerings, we will need to work with a large number of new suppliers, MINISO Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, MINISO Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with multi-channel experience, and accelerate digital transformation of MINISO stores and TOP TOY stores. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, we may expand and upgrade our office space and facilities by acquiring land to build an office building, which may lead to increased capital expenditure and negatively affect the funds available for executing our growth strategies or for our business operations.

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

Our inventories have increased from RMB1,395.7 million as of June 30, 2020 to RMB1,496.1 million as of June 30, 2021 and further to RMB1,188.1 million (US$177.4 million) as of June 30, 2022. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of inventories during the period and then multiplied by the number of days during the period. Our inventory turnover days were 78 days for the fiscal year ended June 30, 2020, 79 days for the fiscal year ended June 30, 2021 and 70 days for the fiscal year ended June 30, 2022. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. For the fiscal years ended June 30, 2020, we recorded an inventory write-down of RMB68.3 million. For the fiscal year ended June 30, 2021 and for the fiscal year ended June 30 2022, we recorded a reversal of inventory write-down of RMB51.1 million and RMB44.7 million (US$6.7 million), respectively.

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

Before delivery of our products to stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. For the warehouses we leased in China, we had to temporarily shut down those warehouses in February 2020 due to the outbreak of COVID-19. While MINISO stores and warehouses in China resumed normal operation in March 2020, the outbreaks of the Delta variant and Omicron variant of COVID-19 in several provinces in China have caused disruptions to the operation of our logistics and transportation service providers, which has negatively impacted our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed, we and our overseas distributors incurred increased costs on product delivery. Shipping of our products in certain overseas countries has also been negatively affected by the pandemic such as delays in shipment of products. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.

If we fail to successfully implement our e-commerce initiative, our business and results of operations could be adversely impacted.

The retail industry continues to rapidly evolve and consumers increasingly embrace e-commerce. As a result, the portion of total consumer expenditures with retailers occurring through e-commerce platforms is increasing. We have been implementing our e-commerce initiative to capture additional consumer base and provide our existing consumers new shopping experience. Our e-commerce initiative includes expanding our online offerings and broadening our online sales channels by collaborating with e-commerce platforms and online-to-offline platforms. To implement our e-commerce initiative, we will also cooperate with retail platforms and leverage our vast network of store-based communities to allow consumers to conveniently place orders with their store of choice, ultimately to provide consumers with seamless multi-channel shopping experience. We cannot assure you that we will be able to make, improve, or develop attractive, user-friendly and secure online sales channels that offer a wide assortment of merchandise at affordable prices with rapid and low-cost delivery options. We may also not be able to continually meet the changing expectations of online shoppers, developments in online and digital platform merchandising and related technology. All of these could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation, and have a material adverse impact on the growth of our e-commerce business, reputation and results of operations. In addition, if our e-commerce channels or our other client-facing technology systems do not function as designed or experience cyber-attacks, we may experience a loss of consumer confidence, data security breaches, lost sales, or be exposed to fraudulent purchases, any of which could adversely affect our business, reputation and results of operations. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

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

We had losses for the fiscal years ended June 30, 2020 and 2021.

We recorded a loss of RMB130.1 million from continuing operations in the fiscal year ended June 30, 2020 and a loss of RMB1,429.4 million from continuing operations in the fiscal year ended June 30, 2021. We recorded a profit of RMB639.7 million (US$95.5 million) from continuing operations in the fiscal year ended June 30, 2022. We had loss from continuing operations in the fiscal years ended June 30, 2020 and 2021 mainly due to a substantial increase in equity-settled share-based payment expenses, and a loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. If any of these risks materialize, our results of operations could be adversely affected.

Our results of operations could be negatively affected by fair value changes and other risks of financial assets measured at fair value through profit or loss.

We have invested in certain financial products. Those financial products represented wealth management products, asset management schemes and trust management scheme. The fair value of these financial products are measured by our management regularly and we record profit or loss to reflect the fair value changes. We recorded investment income for the financial products we purchased of RMB26.4 million, RMB66.8 million and RMB63.8 million (US$9.5 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. To reflect the net change in fair value of such financial products, we also recorded a net loss of RMB1.5 million, a net income of RMB3.0 million and a net income of RMB5.7 million (US$0.9 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. We expect to continue to record such investment income and fair value changes, which would affect our results of operations in the future.

Our results of operations could be negatively affected by the non-recurring nature of government grants and preferential tax treatment.

We recorded other income of government grants of RMB36.6 million, RMB46.6 million and RMB16.7 million (US$2.5 million) for the fiscal years ended June 30, 2020 and 2021 and 2022. Government grants mainly represented unconditional cash awards granted by local authorities in China. During the fiscal year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule. Whether or not we will receive any government grants and, if yes, the amount of such grants are highly uncertain and beyond our control. There is no assurance that we will continue to receive any government grants in the future. Such uncertainties will affect our results of operations in the future. In addition, certain of our subsidiaries enjoy preferential tax treatments. However, we cannot assure you that these subsidiaries will continue to enjoy preferential tax treatments in the future. If these subsidiaries are unable to enjoy preferential tax treatments in the future, our results of operations will be negatively affected.

Our deferred tax assets may not be recovered.

Our deferred tax assets may not be recovered. As of June 30, 2022, our deferred tax assets amounted to RMB154.3 million (US$23.0 million), representing approximately 1.4% of our total assets. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions or, negative development of a regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

We are subject to credit risks related to our trade receivables.

Our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 30 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The total balance of our trade receivables before loss allowance was approximately RMB329.9 million as of June 30, 2020, RMB374.8 million as of June 30, 2021 and RMB375.8 million (US$56.1 million) as of June 30, 2022. We also made loss allowance of RMB43.2 million as of June 30, 2020, RMB59.8 million as of June 30, 2021 and RMB85.1 million (US$12.7 million) as of June 30, 2022. If any of these distributors with significant outstanding trade receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such trade receivables, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

If we determine our goodwill or intangible assets to be impaired, our results of operations and financial condition would be adversely affected.

On March 11, 2021, we acquired 70% of the shares of MINISO SG Pte. Ltd. from two third parties at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000). We recorded goodwill of RMB19.6 million in connection with the acquisition. The value of goodwill is based on forecasts, which are in turn based on a number of assumptions. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

We record intangible assets of RMB43.1 million (US$6.4 million) as of June 30, 2022. Our intangible assets represent software. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded impairment losses of intangible assets of RMB0.7 million (US$0.1 million) as of June 30, 2022. However, we cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

If we are unable to honor our obligations in respect of our contract liabilities, our cash or liquidity position could be negatively affected.

Our current contract liabilities primarily consists of advance payments received from customers for purchase of goods from us, license fees and membership fees we received, and the transaction price allocated to loyalty points. We normally request 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect to license fees and membership fees, unamortized portion of upfront license fees and membership fees received was recognized as contract liability. Our total contract liabilities amounted to RMB292.5 million as of June 30, 2020, RMB326.9 million as of June 30, 2021 and RMB413.2 million (US$61.7 million) as of June 30, 2022. Were we unable to deliver products to certain overseas distributors, we would have to return the corresponding advance payments we received to distributors. For the license fees and membership fees, we do not allow a refund of payments made. However, in practice, we refunded a very limited amount of license fees and membership fees to customers. To the extent we refund payments received, our cash position or liquidity position would be negatively affected.

Unfavorable fluctuations in the price, availability and quality of raw materials to our third-party suppliers could cause material production delays or materially increase our cost of sales.

The success of our overall business depends in part on the ability of third-party suppliers to timely obtain sufficient quantities of the necessary raw materials, of sufficient quality, at commercially acceptable prices to process and manufacture our products. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our gross profit margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials substantially decrease or if there are significant increases in prices of such raw materials, our third-party suppliers may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the retail prices of our products due to the increase in their procurement prices. So far, we are able to leverage our bargaining power and transfer additional cost of raw materials to customers due to our cost plus mark-up pricing strategy. However, we cannot assure you that we will always be able to do so in the future. Moreover, increases in wages and labor costs in China and other countries in Asia may also lead to material increases in our cost of sales, thereby decreasing our gross profit margins. Any of the above may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.

Our return and exchange policies may negatively affect our results of operations.

We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in China typically allow consumers to return the products within seven days of purchase and exchange products within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of seven days to return or exchange products after a purchase. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.

Fluctuations in currency exchange rates may lead to volatility in our results of operations.

Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange gain of RMB14.2 million for the fiscal year ended June 30, 2020 and net foreign exchange loss of RMB114.2 million for the fiscal year ended June 30, 2021, respectively. For the fiscal year ended June 30, 2022, we recorded net foreign exchange gain of RMB14.0 million (US$2.1 million).

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. For example, we recently engaged two celebrities as our spokespersons to promote our brands. We incurred promotion and advertising expenses of RMB128.4 million, RMB214.8 million and RMB242.7 million (US$36.2 million) for the fiscal years ended June 30, 2020, 2021 and 2022, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

Intellectual property related negative publicities, with or without merits, may also harm our brand image and reputation. For example, there are negative publicities alleging that our company logo involves plagiarism. Although our company logo has been duly registered as a trademark and we are not involved in any lawsuits alleging that our company logo infringes their intellectual property rights, these negative publicities could still adversely affect our brand image and reputation.

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

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and client-facing digital applications and operations. See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. For example, when we first installed our major store operation system, SAP Enterprise Resource Planning system, or SAP ERP system, to certain MINISO stores upon entering into a new overseas market, our SAP ERP system experienced functionality issues. Although such issues were resolved in a timely manner, we cannot assure you we would not encounter similar issues in the future. In addition, large volume transaction during peak seasons such as Chinese New Year could also cause functionality issues of our SAP ERP system or system of other third-parties that are connected to our SAP ERP system. Any improper functioning of our SAP ERP system could cause interruptions of store operations. Daily operations of MINISO stores relies on SAP ERP system. If we are unable to maintain our cooperation with the provider of our SAP ERP system, we may not be able continue to effectively use such SAP ERP system in our business operations and we may also not be able to find any suitable alternatives at commercially reasonable terms in a timely manner. As a result, our business operations, results of operations and financial condition would be materially and adversely affected. We use AI and big data in managing and analyzing store-level inventories. See “Item 4. Information on the Company-B. Business Overview” for details. The failure of such technologies to perform effectively or as expected may cause us to misjudge and mismanage store-level inventories, in which case the business of the affected stores, and our operations and financial condition may be adversely affected. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially adversely affect our business or results of operations.

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

The protection of consumer, employee, supplier, MINISO Retail Partner, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, MINISO Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences. In March 2021, two MINISO stores owned and operated by MINISO Retail Partners were investigated by the relevant local government authorities and a fine of RMB200,000 was subsequently imposed on each store, for their unlawful collection of customer information by using cameras for face recognition purpose. Those penalties were fully settled by these MINISO Retail Partners in June 2021. To our knowledge, those two stores have removed the cameras for face recognition purpose following the investigation. We cannot assure you that all stores operated under our brands would be able to fully comply with applicable laws regulating privacy, data security and personal information protection or other statutory requirements at all times. If any of these stores fails to do so, it could harm our reputation and expose us to regulatory actions or claims from third parties, all of which could materially and adversely affect our business, financial position and results of operations. In addition, such failure could incur extra costs for us and possibly disrupt our business.

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

As we implement our e-commerce initiative, we face heightened risks in the secure storage of personal information or confidential information and its secure transmission over public networks. From time to time, we collect, store and process certain volume of consumers’ personal information through our self-operated e-commerce channels to sell our products or provide our services, and we receive information of orders of and payments by consumers through third-party e-commerce channels in the course of our fulfillment of such orders. Online payments for our products are settled through third-party online payment services. We also share certain personal information about consumers with contracted third-party couriers, such as their names, addresses, and phone numbers. In addition, we have accumulated a large volume of data, which cover consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, consumer service information, among others. Maintaining complete security for the storage and transmission of confidential information on our technology system is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.

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

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations, for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing in a foreign country by data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

There have also been other significant developments in the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to individuals within China or for the analysis and assessment of acts of individuals within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of critical information infrastructure are required to store, within the PRC territory, all personal information collected and produced within the PRC. These laws and regulations are recently issued, and there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

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

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we are currently involved in four labor disputes in California. For two of these cases that are wage and hour actions, we have reached a settlement agreement of US$1,250,000 with the plaintiffs, which is subject to court’s approval. We have made a provision in connection with these two lawsuits as of December 31, 2021 based on the settlement amount agreed with the plaintiffs. The remaining two cases are a discrimination complaint and a wage and hour compliant filed by an employee of our subsidiary in the United States with California’s Division of Labor Standards Enforcement (DLSE), California’s state wage/hour enforcement agency. We are waiting for the DLSE to set a final merits determination hearing. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. In addition, we were also alleged that certain products we sold in California failed to comply with Proposition 65, which is intended to allow consumers to make informed choices about the products that may contain toxic chemicals. Under Proposition 65, businesses are required to provide “clear and reasonable” warnings before exposing a person, knowingly and intentionally, to a certain identified chemicals. As of the date of this annual report, all Proposition 65 cases had been settled. Besides, we are also involved in lawsuits in relation to intellectual property disputes and illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

In response to these lawsuits, we amended our internal policies and procedures that manage our legal affairs in overseas markets. In particular, we will dedicate more resources to actively monitor the development of local laws and regulations frequently and report relevant risks to our headquarters and relevant overseas subsidiaries. With respect to California Proposition 65 compliance, we have been implementing measures to ensure compliance with Proposition 65 since 2021. Specifically, we formulated internal procedures including attaching appropriate warning labels to alert customers with regard to toxic substance and performing assessment periodically and also included relevant provisions in our agreement with suppliers to ensure compliance. Before products are exported, products will be tested and labeled accordingly. With respect to employee compensation, we will review and make salary payments based on the actual working hours of employees pursuant to our human resources and compensation policies. Despite that we have put in efforts to prevent similar incidents from happening again, we may continue to be involved in additional lawsuits in the United States or other jurisdictions in the future. For example, we are currently also involved in securities class actions in the United States. See “—Risks Related to the ADSs and Our Ordinary Shares—We may be subject to securities litigation, which is expensive and could divert management attention.” The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

After we become a listed company on the Hong Kong Stock Exchange, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

Our Company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We are currently also involved in a securities class action in the United States. On August 17, 2022, a putative shareholder class action lawsuit has been filed against the Company and certain of our officers and directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We anticipate that we or certain of our directors or officers may be a target for similar lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

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

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, food operation license or filing for pre-packaged food, commercial franchise filing, and fire safety inspection. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

As of the date of this annual report, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “TOP TOY” and “WonderLife” brands. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “TOP TOY” and “WonderLife” brands, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time, primarily due to the relevant employees’ failure to fully understand the requirements under applicable laws and regulations. As advised by our PRC legal adviser, if a franchiser engages in franchising activities without meeting the legal requirement mentioned above, the relevant government authority may require such franchiser to make rectifications, confiscate incomes from illegal operations, impose a fine ranging from RMB100,000 to RMB500,000, and make announcements. We have made adjustments to our business operations under our “TOP TOY” and “WonderLife” brands, as a result of which we currently satisfy the requirement of having at least two directly operated stores and having operated each of the two directly operated stores for over one year with respect to both the “TOP TOY” and “WonderLife” brands. We made the required filings for the “WonderLife” brand in April 2022, and we made the required filings for the “TOP TOY” brand in July 2022. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we have received since June 2018 and December 2020, the date when we commenced commercial franchising activities under the “WonderLife” brand and “TOP TOY” brand, respectively, and are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000 for our commercial franchising activities under the “TOP TOY” brand and “WonderLife” brand, respectively.

In addition, we failed to obtain the certificate for fire control inspection for one of our directly operated TOP TOY stores and one of our directly operated WonderLife stores in China. We became aware of this issue with the TOP TOY store when the store was first opened and the issue with the WonderLife store during our company-wide compliance review in February 2022. This issue occurred and we failed to take immediate rectification measures primarily because (i) with respect to the TOP TOY store, the open design of the store entrance disqualified us from applying for the certificate for fire control inspection under applicable legal requirements; and (ii) with respect to the WonderLife store, we did not receive a notice from the mall in which the store was located to apply for the certificate. As a result, such stores may be subject to fines or suspension of operation. As of June 30, 2022, we had obtained the certificate for fire control inspection for the WonderLife store. We are also considering to take rectification measures for the TOP TOY store, which may potentially include modifying the store entrance design, but we cannot assure you that we will be able to implement such measures or that such non-compliance can be rectified in a timely manner. It is also possible that we may have to relocate to other premises to continue the operation of such TOP TOY store. Given the difficulty with modifying the design of and reconstructing the store entrance, we do not expect to obtain the certificate for fire inspection for the TOP TOY store in the near future.

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

Prior to the listing of the ADSs on the NYSE, our board of directors approved a plan in May 2019 to dispose of certain loss-making subsidiaries that operate the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations have been included as discontinued

operations accordingly. We completed the disposal of these businesses during the period from December 2019 to April 2020. The NOME business was disposed to Mr. Guofu Ye. The NOME business, which had over 200 stores, was operated under the NOME brand and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company which operated similar business under the same brand. As of June 30, 2021, all of the NOME stores had been closed. We may in the future continue to reorganize our business or conduct other reorganization transactions. Conducting reorganization transactions involve risks and uncertainties. We cannot assure you that all business reorganization transactions we have completed or will conduct in the future will yield our expected results, provide anticipated strategic benefits or otherwise enhance shareholder value. We may even not be able to complete contemplated transaction as planned due to a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business, shareholder approval and the availability of financing. The process of exploring strategic alternatives may be time consuming and disruptive to our business operations. Reorganization transactions may also lead to loss of qualified employees. In addition, we cannot assure you that we would not be negatively affected by discontinued operations. Any business practice or operational activity engaged by the discontinued operations or other parties that were involved in our business reorganizations, if challenged as inconsistent with best practice, improper or unlawful, may have a negative impact on our reputation due to the historical association or involvement in the reorganizations. For any new business we may acquire in the future, there may also be potential liabilities that we may not be able to discover in a timely manner, which may also negatively affect our business operations. If we are unable to effectively manage risks and uncertainties in connection with reorganization transactions, our business, financial condition, liquidity and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company, i.e. the annual report for the fiscal year ended June 30, 2022. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements as of and for the fiscal year ended June 30, 2022, we did not identify any material weakness in our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of June 30, 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report, and, as part of the audit, has issued an attestation report on the effectiveness of our internal control over financial reporting as of June 30, 2022, which has concluded that our internal control over financial reporting was effective in all material aspects as of June 30, 2022.  In the future, however, if we fail to maintain an effective system of internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our ordinary shares or the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

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

In addition, under the PRC laws and regulations, lease agreements in general are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

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

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, which amended and restated share incentive plan(s) we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2020 share incentive plan. To comply with Chapter 17 of the HKEx Listing Rules, on June 24, 2022, our board of directors amended and restated the 2020 share incentive plan, which we refer to as the Amended and Restated 2020 Share Incentive Plan in this annual report. The maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 ordinary shares reserved for issuance pursuant to any awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On October 18, 2022, we transferred all of the 1,546,909 ADSs that we repurchased as of September 22, 2022 pursuant to a share repurchase program we adopted in December 2021 to our share incentive awards holding vehicles under the Amended and Restated 2020 Share Incentive Plan for future grants of share incentive awards. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs were deemed to be issued from the pool of 54,715,080 reserved shares under the Amended and Restated 2020 Share Incentive Plan, and thus the amount of reserved shares available for future grants was reduced to 48,527,444. As of August 31, 2022, 66,423,772 restricted shares and options to purchase a total of 8,312,020 ordinary shares have been granted and outstanding, excluding restricted shares or options that have been forfeited or canceled after the relevant grant dates. For the fiscal years ended June 30, 2020, 2021 and 2022, we recorded RMB364.4 million, RMB281.3 million and RMB82.8 million (US$12.4 million) in equity-settled share-based payment expenses, respectively.

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

Recently, there have been heightened tensions in international relations, particularly between the United States and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. However, there is no assurance that we will be able to identify all activities conducted by our suppliers or other business partners as we do not have a control over them. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our ordinary shares or the ADSs.

Recently, the war in Ukraine and sanctions on Russia increased the uncertainties in the relations between China and the United States, and tensions between two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Furthermore, the tension between China and India as a result of border clashes between troops of China and India have also resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and other countries will develop. To the extent tensions in international relations between China and other countries escalate, our international operations, financial condition and results of operations could be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

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

Furthermore, any violation of economic sanctions, or even an alleged or suspected violation, could harm our reputation and cause financial institutions or other counterparties to refuse to do business with us. Our relationships with very few international financial institutions have been affected as a result of the UN reports, as they have sought details about our business with sanctioned parties, and future events could have a further impact. Such events could also cause some investors to sell or avoid purchasing our securities, to be consistent with their internal investment policies or to avoid reputational damage. All of these may negatively affect our business, our results of operations, or the trading price of our ordinary shares or the ADSs. In addition, changes in economic sanctions laws in the future could also adversely impact our business and investments in our ordinary shares or the ADSs.

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

Risks Related to Doing Business in China

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The trading prohibition or the delisting of the ADSs, or the threat of their being prohibited from trading or being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ordinary shares and the ADSs could be prohibited from trading in the United States in 2023. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the NYSE may determine to delist our securities.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Mistry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China in a way it deems to be adequate before the issuance of our financial statements on Form 20-F for the year ending June 30, 2024, which is due by October 31, 2024, or at all, is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. Although our ordinary shares have been listed on the Hong Kong Stock Exchange since July 2022 and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if the ADSs and our ordinary shares and are prohibited from trading in the United States. Such a prohibition could substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition could significantly affect our ability to raise capital on terms acceptable to us, or at all, which could have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. For instance, on March 15, 2019, the Standing Committee of National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since some of these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have the authority and discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our ordinary shares or the ADS, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. Certain of our PRC subsidiaries made insufficient contributions to social security insurance and housing provident fund. The social insurance authorities may demand us to make payments or supplementary payments for the unpaid social insurance premium within a prescribed time limit together with a 0.05% surcharge of the unpaid social insurance premium from the due date. If the payment is not made within such time limit, the authorities may impose a fine ranging from one to three times of the total outstanding amount. The housing provident fund administration center may also order us to pay the outstanding amount within a prescribed time limit. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. As advised by our PRC legal adviser, although there are no explicit legal provisions or regulations that impose additional penalties for such under-payment, we may be ordered to pay the outstanding amount of the housing provident fund. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against Hong Kong dollars and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares or the ADSs in foreign currency. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollars may significantly reduce the U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares or the ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We only entered into a few hedging transactions in an effort to reduce our exposure to foreign currency exchange risk in the fiscal years ended June 30, 2019, 2020 and 2021. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing (《中國人民銀行 國家外匯管理局關於調整企業跨境融資宏觀審慎調節參數的通知》) issued on January 7, 2021, the macro-prudent adjustment parameter for cross-border financing has been decreased to 1 from 1.25. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or reporting of information on foreign investment on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize cash generated from our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues dominated in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares or the ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch or its designated banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the SAFE Circular on Further Simplification and Improvement in Foreign Exchange Administration Policies on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》), which became effective on June 1, 2015, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange.”

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations. As of the date of this annual report, Mr. Guofu Ye, Mr. Minxin Li and Ms. Yunyun Yang, who directly or indirectly hold shares in our Cayman Islands holding company, have completed the initial foreign exchange registrations and have been communicating with the bank designated by SAFE regarding updating their registration as required in connection with a subsequent restructuring of their respective offshore special purpose vehicles, which may not be completed in a timely manner, or at all.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that relevant governmental authorities be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, the PRC government authorities may strengthen oversight over foreign investment in China-based issuers like us. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of Chinese concept stocks will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by those limited by shares companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down on Illegal Securities Activities were only issued on July 6, 2021, and no further explanation or detailed rules and regulations with respect to the opinions have been issued yet, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on November 14, 2021, the CAC issued the draft of the Regulations on the Administration of Cyber Data Security for public comments, according to which, among others, data processors seeking a public listing in Hong Kong that influence or may influence national security, must apply for a cybersecurity review, in accordance with the relevant law of the PRC. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

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

The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, CAC issued the Draft Data Security Regulations and CAC and other twelve PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures of entities seeking offshore listing. For more details, see “—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

In addition, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—China—M&A rules and overseas listings.” As such regulations have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how these regulations will be enacted, interpreted or implemented and how they will affect us.

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval or record-filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain the approval or complete the record-filing in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the listed securities, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these PRC regulations could have a material adverse effect on the trading price of our listed securities.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of the ADSs or our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares or the ADSs.

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

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation. Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance or other functional departments of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, we or our PRC subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Related to the ADSs and our Ordinary Shares

The trading price of the ADSs and our ordinary shares has been volatile, which could result in substantial losses to investors.

The trading price of the ADSs and our ordinary shares has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. The securities of some of these companies, including internet-based companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our ordinary shares or the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares or the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We are currently also involved in securities class actions in the United States. See “—Risks Related to the ADSs and Our Ordinary Shares—We may be subject to securities litigation, which is expensive and could divert management attention.” These securities class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial.

As of August 31, 2022, our executive officers, directors, and their affiliated entities together held approximately 71.1% of our total voting power. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs or our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and the ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

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

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We have been the subject of unfavorable allegations made by short sellers. On July 26, 2022, short seller Blue Orca Capital issued a report and made several allegations against us. We immediately formed an independent committee consisting of independent directors to oversee an independent investigation regarding the allegations made in the report. The independent investigation, overseen by the independent committee and conducted with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a well-regarded forensic accounting firm that is not our auditor, was substantially completed on September 15, 2022. Based on findings of the independent investigation, which encompassed the allegations in the short seller report regarding our franchise business model and land deals involving our chairman, the independent committee has concluded that key allegations made in the short seller report were not substantiated. We may continue to be the subject of unfavorable allegations made by short sellers in the future. Whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ordinary shares or the ADSs could be greatly reduced or even rendered worthless.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ordinary shares or the ADSs, the market price for our ordinary shares or the ADSs and trading volume could decline.

The trading market for our ordinary shares or the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares or the ADSs to decline.

The sale or availability for sale of a substantial amount of our ordinary shares or the ADSs could adversely affect their market price.

Sales of a substantial amount of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares or the ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by existing shareholders may also be sold in the public market in the future subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares or the ADSs.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ordinary shares or the ADSs for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares or the ADSs will likely depend entirely upon any future price appreciation of our ordinary shares or the ADSs. There is no guarantee that our ordinary shares or the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased our ordinary shares or the ADSs. You may not realize a return on your investment in our ordinary shares or the ADSs, and you may even lose your entire investment in our ordinary shares or the ADSs.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power through their holding entities. Mr. Ye and Ms. Yang, through YYY MC Limited, an entity controlled by them, pledged certain amount of shares in our Company beneficially owned by them. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more details. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. If we rely on additional exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended June 30, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of the ADSs or our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs or our ordinary shares from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our

PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or our ordinary shares and on the receipt of distributions on the ADSs or our ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or our ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our third amended and restated memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ordinary shares or the ADSs at a premium.

Our third amended and restated memorandum and articles of association give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares or the ADSs may fall and the voting and other rights of the holders of our ordinary shares or the ADSs may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the HKEx Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We have adopted our third amended and restated memorandum and articles of association in a general meeting of our shareholders held on July 11, 2022 to comply with such obligations.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed, clearly pronounced and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions passed by the company’s shareholders). Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, except as conferred by law or authorized by our directors or by an ordinary resolution of our shareholders and save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board of directors may impose) be open to inspection by our shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the HKEx Listing Rules as our board of directors may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside of Hong Kong or the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” for risks associated with the PCAOB’s inability to inspect or fully investigate auditors located in China, and “—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

Holders of the ADSs may be subject to limitations on transfer of ADSs.

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

As a result of being a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. In addition, we incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. We also incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

As a public company listed on the Hong Kong Stock Exchange, we are subject to laws, rules and regulations in Hong Kong that are applicable to us. As a dual-listed company in Hong Kong and the United States, we have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We have been and will continue to incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our ordinary share or the ADSs and reputation and subject us to administrative penalties.

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

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

We are subject to the NYSE’s corporate governance listing standards. However, the NYSE’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have chosen to follow corporate governance practices in the Cayman Islands, which is our home country, in terms of making amendment to our share incentive plan. See “Item 16G. Corporate Governance” for further details. If we choose to follow other home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and holders of ADSs may not be able to exercise the right to direct how the ordinary shares, which are represented by the ADSs, are voted.

Holders of the ADSs do not have the same rights as our shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Holders of the ADSs will only be able to exercise the voting rights carried by the underlying ordinary shares, which are represented by the ADSs, indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying the ADSs in accordance with the instructions. If we ask for instructions from holders of the ADSs, then upon receipt of the voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions from holders of the ADSs, the depositary may still vote in accordance with instructions given by holders of the ADSs, but it is not required to do so. Holders of the ADSs will not be able to directly exercise the right to vote with respect to the underlying ordinary shares unless holders of the ADSs withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will not be less than 21 days for an annual general meeting and not less than 14 days for any other general meetings (including an extraordinary general meeting). When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by the ADSs and become the registered holder of such ordinary shares to allow holders of the ADSs to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that holders of the ADSs would not be able to attend the general meeting or to vote directly. If we ask for instructions from holders of the ADSs, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to holders of the ADSs. We have agreed to give the depositary notice of shareholder meetings at least 40 days in advance of such meetings. Nevertheless, we cannot ensure that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the underlying ordinary shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that holders of the ADSs may not be able to exercise the right to direct how the underlying ordinary shares represented by the ADSs are voted and holders of the ADSs may have no legal remedy if the underlying ordinary shares represented by the ADSs are not voted as requested by holders of the ADSs. In addition, an ADS holder will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the underlying ordinary shares represented by the ADSs if holders of the ADSs do not vote at shareholders’ meetings, which could adversely affect interests of holders of the ADSs.

Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our third amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our third amended and restated memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our third amended and restated memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our third amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. For risks related to the enforceability of such exclusive forum selection provision, please see “—Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.” Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

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

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;
•	we reasonably do not know of any substantial opposition to the matter to be voted on at the meeting; or
•	the matter to be voted on at the meeting is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and/or the ADSs.

We are subject to Hong Kong and the United States listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and the ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of the ADSs may not be indicative of the trading performance of our ordinary shares and/or the ADSs.

Exchange between our ordinary shares and the ADSs may adversely affect the liquidity and/or trading price of each other.

Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and the ADSs on the NYSE may be adversely affected.

The time required for the exchange between our ordinary shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares represented by the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Item 4.Information on the Company

A.	History and Development of the Company

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

During a reorganization in 2020, we established our current offshore holding structure. Specifically, we established MINISO Group Holding Limited in Cayman Islands in January 2020 as our offshore holding company. In the same month, MINISO Group Holding Limited further established in British Virgin Islands (i) Miniso Universal Holding Limited, or Miniso Universal, as our offshore holding company of our operations in China, and (ii) Miniso Global Holding Limited, or Miniso Global, as our offshore holding company of our overseas operations. In February 2020, Miniso Universal further established Miniso Development Hong Kong Limited, or Miniso Development HK, in Hong Kong to (a) hold Miniso Guangzhou, our PRC holding company, and (b) engage in overseas operations through entering into master license agreements and product sales agreements with overseas MINISO Retail Partners and local distributors.

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

In September 2020, Miniso Guangzhou established TOP TOY (Guangdong) Technology Co., Ltd. (later renamed as TOP TOY (Guangdong) Cultural Creativity Co., Ltd.) in China, which primarily engages in our art toys business.

On October 15, 2020, we completed our initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “MNSO.” We raised approximately US$625.3 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In December 2020, we formed a joint venture, YGF Investment V Limited, or YGF Investment, in the British Virgin Islands with YGF MC Limited, a company jointly controlled by our controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou. We hold 20% of the shares of YGF Investment, while YGF MC Limited hold the remaining 80%. The total investment for the headquarters building project was estimated to be approximately RMB2,885 million, including approximately RMB1,780 million as consideration for acquisition of land use right and the remaining as building costs. In October 2021, we acquired the remaining 80% equity interest in YGF Investment. The total consideration of this transaction was RMB694.5 million, representing the lower of the actual investment amount by YGF MC Limited as of August 31, 2021 and the appraisal value of the equity interests confirmed by a third-party valuation firm, deducted by the estimated accumulative loss of YGF Investment that YGF MC Limited should bear up to the closing of this transaction. The consideration for the acquisition was determined based on arm’s length negotiation among the parties and has been fully settled in cash on October 29, 2021. After the acquisition, YGF Investment became our wholly-owned subsidiary and we have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.

On July 13, 2022, we completed a global offering of our ordinary shares and listed our ordinary shares on the Main Board of the Hong Kong Stock Exchange for trading under the stock code “9896.” We raised net proceeds of approximately HK$482.1 million from the global offering after deducting underwriting commissions and other offering related costs and expenses payable by us, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters. Upon the listing of our ordinary shares on the Hong Kong Stock Exchange, we unwound our dual-class shareholding structure and all the issued shares of our Company (including the Class B ordinary shares with super-voting rights) were converted and redesignated into ordinary shares which entitle holders to one vote for each share.

Our principal executive offices are located at 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong province, the People’s Republic of China. Our telephone number at this address is +86 20 3622 8788. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our corporate website is http://ir.miniso.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a global value retailer offering a variety of design-led lifestyle products. Within nine years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. In the fiscal year ended June 30, 2022, we generated revenue of RMB9.5 billion (US$1.4 billion) from MINISO brand and the aggregate GMV of products sold through our MINISO network reached approximately RMB18.4 billion (US$2.7 billion). TOP TOY, a new brand we launched in December 2020 to pioneer the concept of pop toy collection stores, achieved a revenue of RMB446.9 million (US$66.7 million) and a GMV of RMB595.6 million (US$88.9 million) in the same fiscal year.

We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. As of June 30, 2022, we had in our extensive global store network approximately 5,200 MINISO stores in approximately 105 countries and regions throughout the world, including over 3,200 MINISO stores in China and approximately 2,000 MINISO stores overseas. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. We believe that our “TOP TOY” brand is highly complementary to our “MINISO” brand, as it caters to a broader consumer demographic with a much wider product price range and higher average order value. Our experience as a leading global value retailer has helped us realize our strategic goal with TOP TOY and make rapid headway in the pop toy market in China. As of June 30, 2022, we had a total of 97 TOP TOY stores.

Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

We believe a quality offline retail experience is essential for our ability to retain and attract consumers and maintain their engagement. We therefore promote a relaxing, treasure-hunting, and engaging shopping experience that appeals to all demographics regardless of their cultural background and the geographical location of the stores. In particular, we organize pop toy workshops and shows in our TOP TOY stores and various other offline events where consumers can simply enjoy and have fun, making the offline retail experience more immersive and engaging for consumers in the process. Our focus on delivering distinct value propositions within a relaxing and engaging shopping environment generates excitement and encourages frequent visits, allowing us to build a large and loyal base of consumers mostly from the younger generations.

We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain, and deep operation know-how backed by digitalization, is critical to the success and forms the backbone of our business.

•

Dynamic product development. The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

Our co-branding collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with IP licensors owning 75 popular brands as of June 30, 2022 such as Marvel, Disney, Hello Kitty and Universal, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to MINISO and TOP TOY stores to enjoy a shopping experience replete with pleasant surprises.

•

Efficient supply chain. Leveraging China’s unmatched and massive supply chain, we source directly from qualified manufacturers in China that can meet our demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate almost all of our suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain efficiency. Our supply chain also remained resilient during the COVID-19 pandemic, with our inventory turnover days remaining stable at 78 days in the fiscal year ended June 30, 2020, 79 days in the fiscal year ended June 30, 2021 and further decreased to 70 days in the fiscal year ended June 30, 2022. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

●	Deep operation know-how backed by digitalization. We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation.

Our technology augments our operational know-how by digitalizing every aspect of our business operations and giving us deeper insights into consumer preferences. With our self-developed intelligent store management tools, we are able to provide store managers with real-time sales and inventory data and inventory replenishment and merchandise display management suggestions based on big data analytics, and tailor our store merchandise selection accordingly. The real-time inventory level covers our directly operated stores and MINISO stores operated by MINISO Retail Partners in China. We monitor the store-level inventories mainly through our SAP ERP system, which has tailored inventory modules, and through our merchandise display management system, which is designed to visualize, synchronize and optimize shelf display management at the MINISO stores. By digitalizing the management of merchandise placement in each store, it allows us to centrally and digitally manage and adjust merchandise display in each store, monitor the in-store stock of specific products, maintain up-to-date records of the inventories kept by MINISO Retail Partners and optimize product replenishment. In addition, our store AI assistant can also generate and provide MINISO store managers with real-time inventory level and other important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and monitor the store-level inventories.

We have also developed an AI store monitoring system that supports real-time automatic store-level management. We adopt AI image recognition technologies to facilitate real-time automatic store layout check, order/payment fraud detection, store congestion control and store worker attendance check, among other things. For example, leveraging image recognition and detection technologies, our AI store monitoring system detects any semblance of congestion near a store’s cash registers, and reminds store managers to add cashiers in time.

In addition, our data analytics capabilities and insights derived from proprietary consumer data have guided us in developing products that meet prevailing consumer tastes and preferences. Beyond our physical store premises, we have also engaged consumers through various online channels, including our MINISO membership program, Weixin mini-programs, third-party e-commerce and online-to-offline platforms, and store-based communities on Weixin. Such expanded consumer engagement, coupled with our intelligent consumer profiling technologies and data analytics capabilities, allow us to enhance the accuracy of our targeted marketing and consumer engagement efforts.

Our path to success in our home market, China, where we had expanded to approximately over 3,100 MINISO store as of June 30, 2022, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, allowing us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and enabling our MINISO Retail Partners to attain attractive investment returns. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2022, 469 of our 912 MINISO Retail Partners had invested in MINISO stores for over three years.

Our rich product design, relaxing shopping experience, efficient supply chain, and deep operation know-how backed by digitalization make our business highly scalable globally. Since we opened our first MINISO store in China in 2013, we had expanded to approximately 2,000 MINISO stores by entering into approximately 105 countries and regions all over the world as of June 30, 2022. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 32.7% of our total revenue for the fiscal years ended June 30, 2020. Although the percentage decreased to 19.6% for the fiscal year ended June 30, 2021 due to the negative impact of the COVID-19 pandemic on the international markets, we managed to improve it to 26.2% for the fiscal year ended June 30, 2022.

In the fiscal years ended June 30, 2020, 2021 and 2022, we recorded revenue of RMB8,979.0 million, RMB9,071.7 million and RMB10,085.6 million (US$1,505.7 million), and gross profit of RMB2,732.5 million, RMB2,430.7 million and RMB3,069.8 million (US$458.3 million), respectively. We recorded net loss from continuing operations of RMB130.1 million and RMB1,429.4 million in the fiscal years ended June 30, 2020 and 2021, respectively, and recorded a net profit from continuing operations of RMB639.7 million (US$95.5 million) in the fiscal year ended June 30, 2022. We recorded adjusted net profit, a non-IFRS financial measure, of RMB933.9 million, RMB477.2 million and RMB722.6 million (US$107.9 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. Our financial results since 2020 have been negatively affected by the COVID-19 pandemic. Despite the continuous impact of COVID-19, however, we have experienced fast growth in business and profitability in the fiscal year ended June 30, 2022.

Our Business Model

The following diagram illustrates our business model and the various participants in our business:

Engaging
CONSUMERS
Consumer-centric approach with deep consumer insights
Active engagement through multi-channels
Attract more
Reach more
Insights
Dynamic Product Development
Efficient Supply Chain
Flexible Models and Multi-Channels
Deep Operational Know-how Backed by Digitalization
MINI SO
TOP TOY
Well-recognized BRANDS
Empower
Empower
Right
MERCHANDISE
High appeal and high quality products with frequent-renewals supported by dynamic product development tactics and co-branding
Quick-to-market product launch backed by robust supply chain
NETWORK
Flexible models including direct-operated, MINISO Retail Partner and distribution models to expand globally
E-Commerce such as Tmall, JD.com and Douyin and O2O channels such as Meituan and Ele.me providing more convenience
In-depth retail know-how and operation supported by technology
Tailored Merchandise and Network

The following is a flow chart illustrating the business flows of our key business functions:

Our Products

Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our MINISO product offering encompassed over 9,000 core SKUs in the fiscal year ended June 30, 2022 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In December 2020, we launched a new brand, “TOP TOY,” which is committed to building our platform of pop toys. Under the fast-growing TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories: blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

We are able to deliver our value propositions by leveraging our supply chain capabilities that are built on China’s large supply chain, our large procurement volumes, our punctual payment to suppliers, and our digitalized, continuously optimized supply chain, which collectively contribute to our overall supply chain efficiency and procurement cost advantages.

Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs per month under our MINISO brand, and offered consumers a wide selection of over 9,000 core SKUs. Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022. In general, our products are frequently refreshed to satisfy the evolving needs and preferences of consumers.

In the fiscal year ended June 30, 2022, more than 95% of the MINISO products had retail prices under RMB50 in China. TOP TOY products have a wide range of retail prices and approximately 70% of the TOP TOY products had retail prices ranging from RMB40 to RMB300 in China in 2021.

We adopt a cost plus mark-up pricing strategy for products we sell. The products we sell are manufactured by third-party manufacturers. We set prices for the products to be sold to customers based on manufacturing costs plus a mark-up. As a result, the level of our gross profit margin is dependent on the level of mark-ups we added on top of costs we incurred.

Brand strategies

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. Under this brand, we aim to deliver a wide range of lifestyle products that are high-quality and highly affordable. Almost all of the MINISO products are self-developed. To attract and keep the interest of consumers, we update our MINISO product portfolio frequently with new and trendy products. With our “711 philosophy” for our product rollout under the MINISO brand, every 7 days, we aim to launch approximately 100 new MINISO SKUs carefully selected from a large library of 10,000 product ideas. In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the MINISO brand per month.

We have developed and incubated new brands rapidly and successfully, such as the “TOP TOY” brand we launched in December 2020 to pioneer the concept of pop toy collection stores. TOP TOY provides a one-stop shopping platform for consumers attracted to pop culture through its cultivation of independent design teams and artists, incubation of IPs, and promotion and spreading of pop culture through its pop toy product line. TOP TOY’s expansion of the concept of pop toys from blind boxes to seven other major categories has also distinguished itself from other pop toy brands in China. In comparison to the MINISO brand, TOP TOY has a product lineup more focused on trendy products, targets a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, relies more on cultivation of our own IPs to co-develop them into popular IP products with independent design artists, and has a much wider product price range and higher average order value. While products of third-party brands are still the majority of the TOP TOY product portfolio, we have steadily increased and will continue to increase the proportion of TOP TOY-brand products. We have increased the revenue contribution from our TOP TOY-brand products in TOP TOY stores to 4.4% in the fiscal year ended June 30, 2022 and plan to continue to increase it in the future.

Product design and development

Popular and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction.

Product design capabilities

We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of June 30, 2022, we had a designer network that includes an in-house team of 157 designers as well as 40 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 7 countries. To integrate the design capabilities of these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team.

We generally enter into form agreements with independent designers, artists and professional design studios. We generally pay a design service fee for each design we engage our design partners to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design partners to receive a small percentage of the sales revenue from products featuring their design in addition to the design service fee when the product sales exceed a certain threshold. The design partners are liable for any disputes, controversies or claims arising out of or in connection with the design concepts. Our agreements with these design partners typically have a term of not more than three years.

As for design academies, we generally pay a fee as stated in the collaboration agreements to support the training and design of students in the academies. In return, we may be granted intellectual property rights of the designs, or pre-emption rights to acquire intellectual property rights.

As a testament to our excellence in product design, we had won a total of 32 reputable international design awards as of June 30, 2022, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, and Red Star Design Awards.

Product development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of June 30, 2022, we had a team of 112 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

Our technology capabilities play an important role in our product development process. For example, our Smart Merchandise Selection Assistant enables us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. Our technology capabilities also allow us to monitor sales performance and consumer feedback of each SKU closely, helping us to actively manage product life cycles and continuously improve existing SKUs. See “—Technology Capabilities—Digitalized supply chain management—Product lifecycle management system.”

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

Co-branding collaborations and co-development of IP products

Co-branding with IP licensors is another example of our efforts to frequently refresh our product assortment. During the course of our business operations, we have developed an approach to collaborating with highly popular IP licensors in developing co-branded products. We believe these co-branding collaborations are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. In addition, we actively explore co-branding collaboration with IP licensors that resonate with a broad group of consumers globally. By orchestrating well-paced product launch plans, we release new co-branded product collections in a successive and coherent manner to maximize consumer reach.

As of June 30, 2022, we had established co-branding relationships with IP licensors who own 75 popular brands such as Marvel, Disney, Hello Kitty and Universal. The terms and conditions of our agreements with IP licensors vary as they are typically based on form agreements provided by the licensors. However, our agreements with IP licensors typically have a term of not more than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories and we may not reassign such rights to any third party without the approval of the IP licensors. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result.

We have also developed the ability to identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. We form close collaboration with talented independent design artists by empowering them with scalable sales channels, real-time consumer feedback, as well as strong supply chain capabilities, which help turn their design ideas efficiently and faithfully into products. Contractually, we retain ownership of the IPs co-developed with independent design artists. As of June 30, 2022, we had co-developed 190 of such IP products under our TOP TOY brand with 14 IP licensors.

Our Store Network

As of June 30, 2022, we served consumers primarily through a network of about 5,200 MINISO stores, including over 3,200 MINISO stores in China and approximately 2,000 MINISO stores overseas. The following table shows the number of MINISO stores in China and internationally as of the dates presented:

	As of June 30,
	2020	2021	2022
Number of MINISO stores
China	2,533	2,939	3,226
– Directly operated stores	7	5	14
– Stores operated under MINISO Retail Partner model	2,513	2,919	3,195
– Stores operated under distributor model	13	15	17
Overseas(1)	1,689	1,810	1,973
– Directly operated stores	122	127	133
– Stores operated under MINISO Retail Partner model	193	195	208
– Stores operated under distributor model	1,374	1,488	1,632
Total	4,222	4,749	5,199

Note:

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

The following table shows the number of TOP TOY stores in China as of the dates presented since the launch of TOP TOY in December 2020:

	As of June 30,
	2020	2021	2022
Number of TOP TOY stores	—	33	97
– Directly operated stores	—	2	7
– Stores operated under MINISO Retail Partner model	—	31	90

In addition, we also operate stores under our secondary brand “WonderLife,” which contributed an insignificant portion to our revenue. WonderLife is a lifestyle product brand targeting lower-tier cities in China. As the MINISO brand increasingly penetrates into lower-tier cities in China, “WonderLife” brand has become marginalized, as evidenced by its declining revenue contribution since the fiscal year ended June 30, 2021, and the Company expects such trend to continue.

MINISO and TOP TOY stores are neatly organized, well maintained and typically in optimal locations. The standardized layout, decoration and lighting, modestly priced products, and the friendly staff in a MINISO store all contribute to a welcoming ambience for store visitors, who will find the store easy to navigate due to its optimized product arrangement and display. Such standardized store presentation scheme leads to a consistent, distinct style and shopping experience across MINISO stores, reinforcing a uniform brand image to consumers. In our TOP TOY stores, we organize pop toy workshops and shows where consumers can simply enjoy and have fun, bringing consumers an immersive, engaging shopping experience.

We manage the potential competition or cannibalization among (1) MINISO Retail Partners and distributors; and (2) all stores operated by us, MINISO Retail Partners and distributors primarily through the following measures: (i) Apart from directly-operated stores, stores in each country are primarily operated under the same model. In China, all stores except those in Tibet are operated by MINISO Retail Partners. In overseas markets, except for stores in a few countries directly operated by us, the vast majority of stores are operated under the distributor model. This prevents competition or cannibalization between MINISO Retail Partners and distributors; (ii) In most countries and regions outside China, other than directly-operated stores, stores are operated by one distributor in each country or region or a few distributors operating in different parts of a country or region, which prevents competition or cannibalization among distributors; (iii) We centrally manage and plan for new store openings based on a variety of factors such as the population, economic conditions and market potential of each city, region and country. New store openings by MINISO Retail Partners and distributors and the location of the new stores are subject to our approval. We make recommendations to MINISO Retail Partners and distributors based on the existing store network, the financial strength of the relevant MINISO Retail Partners or distributors, and the local market conditions, taking into account and aiming to minimize the potential competition or cannibalization among stores operated by us, MINISO Retail Partners and distributors.

With respect to the retail sales of the different channels, without taking into account the effect of value-added tax, or VAT, and sales taxes, (i) with MINISO Retail Partners, we set an agreed percentage of in-store sales proceeds payable by MINISO Retail Partners to us; (ii) with distributors, we generate revenue from sales to distributors, and the price at which we sell to distributors is usually a percentage of the price at which the distributors sells the same products to end customers; and (iii) with our directly operated stores and online sales channels, as we sell directly to end customers, substantially all of the total sales proceeds generated from these channels are retained by us.

Store operations in China

As of June 30, 2022, apart from 14 directly operated MINISO stores and 7 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	For the fiscal year ended June 30,
	2020	2021	2022
Directly operated stores:
Number of stores at the beginning of the period	9	7	5
Number of new stores opened during the period	3	—	13
Number of closed stores during the period(1)	5	2	4
Net increase (decrease) in number of stores during the period	(2)	(2)	9
Number of stores at the end of the period	7	5	14
Stores operated under MINISO Retail Partner model:
Number of stores at the beginning of the period	2,288	2,513	2,919
Number of new stores opened during the period	393	639	477
Number of closed stores during the period(1)	168	233	201
Net increase in number of stores during the period	225	406	276
Number of stores at the end of the period	2,513	2,919	3,195
Stores operated under distributor model:
Number of stores at the beginning of the period	14	13	15
Number of new stores opened during the period	—	6	3
Number of closed stores during the period(1)	1	4	1
Net increase (decrease) in number of stores during the period	(1)	2	2
Number of stores at the end of the period	13	15	17

Note:

(1)

The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores are located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of June 30,
	2020	2021	2022
Number of MINISO stores in China
First-tier cities	453	482	466
Second-tier cities	1,186	1,320	1,377
Third- or lower-tier cities	894	1,137	1,383
Total	2,533	2,939	3,226

Since the launch of TOP TOY in December 2020, we had grown the number of TOP TOY stores in China from 5 as of December 31, 2020 to 33 as of June 30, 2021, and further to 97 as of June 30, 2022. Among the 97 TOP TOY stores as of June 30, 2022, 7 were directly operated, and 90 were operated under the MINISO Retail Partner Model.

The MINISO Retail Partner model is a hybrid store operation model that takes advantageous elements from the franchise store model and the self-operated chain store model, both of which are industry norms. Under this model, we provide operational guidance in the form of store management and consultation services to MINISO Retail Partners, operating in an asset-light manner.

Under our MINISO Retail Partner model, MINISO Retail Partners mobilize their resources to open and operate stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we provide store management and consultation services to MINISO Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by MINISO Retail Partner stores. We constantly monitor the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. In general, managers of each store examine and record on the system inventories when they arrive at the stores, and the system records are automatically updated upon the sale of products when store cashiers scan the products. Our MINISO Retail Partners generally examine the inventories held at their stores on a monthly basis, the results of which are recorded on our system and available to us for review. We also conduct comprehensive examinations of inventories for all MINISO Retail Partner-operated stores at least once a year, checking against system data and recording updates as appropriate. Our contractual agreements with MINISO Retail Partners, which include a sales agreement, license agreement, and a store renovation agreement, typically last for three years or less.

Below is a summary of the key contractual terms with our MINISO Retail Partners:

Payments for goods. We set an agreed percentage of in-store sales proceeds payable by MINISO Retail Partners to us, while the MINISO Retail Partners keep the remaining in-store sales proceeds. For most of MINISO Retail Partners, sales proceeds generated from the stores they operate are deposited in an escrow account with a commercial bank, which will automatically fund the relevant portions to our account and the account of MINISO Retail Partners based on pre-agreed percentage between MINISO Retail Partners and us. We check sales proceeds data against bank account information on a daily basis.

Management of stores. Under our license agreements, we provide store management and consultation service to our MINISO Retail Partners in return for a store management and consultation services fee and a sales-based royalty, each equal to a low single-digit percentage of in-store sales proceeds, payable by MINISO Retail Partners at the close of every business day. MINISO Retail Partners pay for store operating expenses, including logistics costs from product delivery to their stores.

Term/duration. The terms of our contracts with MINISO Retail Partners are generally not more than three years and renewable upon negotiation prior to the termination of the agreement.

Termination. Prior to expiration of contractual term, these agreements can typically be terminated under force majeure events, by mutual agreement or due to bankruptcy or certain breaches of contractual obligations by either party, such as failure to pay fees due, assignment of contractual rights without the other party’s permission, MINISO Retail Partner selling counterfeit products or products not procured from us in its store, and MINISO Retail Partner not opening a store within an agreed time frame.

Location and renovation. MINISO Retail Partners are not able to open stores at a non-designated location. We recommend providers for store renovation and decoration for the MINISO Retail Partners, with the associated costs being borne by them.

Product offering and pricing. MINISO Retail Partners shall only offer products supplied by us. They are able to set the retail price of the products to be sold in store within five percent of the price recommended by us for the same products with our written consent.

Licensing rights. MINISO Retail Partners are not able to have sub-contractors or sub-distributors or otherwise assign the rights under the licensing agreements to a third party without our prior written consent. A fixed annual license fee of between RMB0 and RMB100,000 is to be paid by MINISO Retail Partners on a per-store basis. The license fees for our MINISO Retail Partners are determined based on tiers of cities and number of stores the relevant MINISO Retail Partner owns. We typically charge higher license fees in first-tier cities and charge less in second- or lower-tier cities. We may charge certain MINISO Retail Partners who own multiple MINISO stores at a preferential rate. We may waive license fees for MINISO Retail Partners who operate a large number of stores, and we waived such fees for certain MINISO Retail Partners during the COVID-19 pandemic to alleviate the impact of the pandemic.

Inventory. The goods we dispatch to MINISO Retail Partners’ premise for sale are under our inventory ownership until the goods are sold to consumers. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect that is spotted before putting on the shelf or wears and tears of unsold products resulting from transportation, which is in line with industry practice. MINISO Retail Partners are generally required to place an inventory deposit with us, which generally covers the estimated maximum value of inventories held by the relevant MINISO Retail Partners at their stores at a point of time during the period of time in which they act as our MINISO Retail Partners. Generally, inventory deposits are returned to MINISO Retail Partners upon the termination of their relationship with us. We may deduct from the deposit unsettled amounts payable by the MINISO Retail Partners to us, if any, under the relevant agreements.

We usually choose MINISO Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting MINISO Retail Partners being their management ability and industry experience. Most of our MINISO Retail Partners are individuals and many of our large MINISO Retail Partners are experienced retailers who own and operate retail stores in various sectors, such as apparel, cosmetics, lifestyle products and others. We have demonstrated a proven track record to rapidly build up our store network in tier-one and tier-two cities in China and successfully penetrate into lower-tier cities with our newly opened MINISO stores mainly located in lower-tier cities in China. Following the trajectory of our MINISO store network, we have typically positioned our new TOP TOY stores in core commercial areas in first- and second-tier cities since China at the inception of the TOP TOY brand. We verify the potential MINISO Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.

As of the date of this annual report, to our knowledge, all of our MINISO Retail Partners in China are independent third parties. We are the seller of products in our relationship with MINISO Retail Partners. We believe that our sales to MINISO Retail Partners reflected genuine market demand and there was effective management and control over the inventory levels. We recognize revenue from product sales to MINISO Retail Partners when they sell the products to end-customers in their own MINISO or TOP TOY stores. We do not impose a minimum purchase or sale target on our MINISO Retail Partners.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2022, 469 of our 912 MINISO Retail Partners had invested in MINISO stores for over three years.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The following tables show the number of our MINISO Retail Partners in China for the periods indicated. We only had one distributor for the MINISO brand in Tibet in China during the fiscal years ended June 30, 2020, 2021 and 2022. As of the date of this annual report, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

	For the fiscal year ended June 30,
	2020	2021	2022
Number of MINISO Retail Partners at the beginning of the period(1)	721	742	821
Number of new MINISO Retail Partners during the period(2)	72	177	186
Number of terminated MINISO Retail Partners during the period(3)	51	98	86
Net increase in number of MINISO Retail Partners during the period(2)	21	79	100
Number of MINISO Retail Partners at the end of the period(1)	742	821	921

Notes:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	We added 72, 177 and 186 new MINISO Retail Partners in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. The increase in the number of new MINISO Retail Partners in the fiscal year ended June 30, 2022 was mainly due to our strategy of store expansion in lower-tier cities in China. Compared to first- and second-tier cities, there are many more lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.
(3)	The number of terminated MINISO Retail Partners decreased to 86 in the fiscal year ended June 30, 2022 from 98 in the previous fiscal year, primarily due to a decrease in the number of closed stores in China and hence a corresponding decrease in the number of terminated long-tail MINISO Retail Partners.

Our TOP TOY stores are operated under the MINISO Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 6 and 9 MINISO Retail Partners operating TOP TOY stores as of June 30, 2021 and 2022, respectively.

Overseas store operations

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2022, in international markets, there were over 130 stores directly operated by us and over 1,800 MINISO Retail Partner stores and stores under the distributor model. As of the date of this annual report, to our knowledge, except for one distributor that is controlled by Mr. Ye, our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas Retail Partners and distributors are independent third parties. For each of the fiscal years ended June 30, 2020, 2021 and 2022, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the fiscal year ended June 30,
	2020	2021	2022
Directly operated stores
Number of stores at the beginning of the period	74	122	127
Number of new stores opened during the period	52	27	26
Number of closed stores during the period(1)	4	22	20
Net increase in number of stores during the period	48	5	6
Number of stores at the end of the period	122	127	133
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	165	193	195
Number of new stores opened during the period	28	16	18
Number of closed stores during the period(1)	—	14	5
Net increase in number of stores during the period	28	2	13
Number of stores at the end of the period	193	195	208
Stores operated under distributor model
Number of stores at the beginning of the period	1,175	1,374	1,488
Number of new stores opened during the period	357	254	239
Number of closed stores during the period(1)	158	140	95
Net increase in number of stores during the period	199	114	144
Number of stores at the end of the period	1,374	1,488	1,632

Note:

(1)

The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores are located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. When selecting local distributors, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering the distributor’s management ability and industry experience. Our distributors are primarily corporates, and the nature of the business operation of our distributors is diverse, such as fashion, mobile communication retail, food retail, consulting and household goods retail. Such distributor model is an industry norm and allows us to effectively expand in international markets leveraging the financial resources and market experience of the local distributors.

We are the seller of products in our relationship with distributors. We believe that our sales to distributors reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors. In order to mitigate channel stuffing risks, we have adopted stringent control measures, including but not limited to: (i) collecting inventory and sales data from each overseas markets and making quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We conduct such data collection, visits and examinations regularly to monitor the sales, inventory levels, and quality control of our distributors. Through these activities, we monitor our distributors’ compliance with the terms and conditions of the relevant agreements and any potential risks in relation to channel stuffing. If we discover non-compliant issues or risks, we conduct further investigation, notify the relevant distributors, work with the distributors to take rectification or mitigation measures, or terminate the distributor relationship. In addition, we generally require our distributors to make advance payments in full for our products. We typically do not accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall, which is in line with industry practice. We also do not impose a minimum purchase or sale target on our distributors. With respect to distributors, our product return rates as a percentage of total GMV during the fiscal years ended June 30, 2020, 2021 and 2022 were close to zero. We have maintained generally stable and healthy relationships with our distributors. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss.

Under the distributor model, we typically enter into a license agreement and a sales agreement with each of our local distributors. Below is a summary of the key contractual terms with our distributors:

Product offering and pricing. We grant our local distributors an exclusive right to establish MINISO stores in certain licensed territories. Our local distributors also have pricing right over the inventory sold in store, although we normally have contractual terms that allow us to recommend product pricing. Without our written consent, our local distributors are not allowed to sell in the licensed MINISO stores any products that are not our MINISO branded products. Our local distributors can only sell our products through licensed MINISO stores within licensed territories, any breach of such license will entitle us to terminate the sale agreement with such local distributor and claim damages.

Intellectual property rights. In order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by our local distributors, we license our local distributors to use our intellectual property rights such as brand name and trademarks in the licensed territories in a manner pursuant to the license agreements such as no further sublicense of our intellectual properties and using such intellectual properties without prejudicing our rights to such intellectual properties. Any breach of such intellectual property license provisions may be deemed to be a material breach.

License fee. We typically charge a fixed amount of license fee between RMB0 and RMB6,000,000 for such license. The license fees for our distributors are determined based on various factors, including but not limited to location of the store, local economic conditions and number of stores the relevant distributor owns. The license fees for our distributors are normally a one-off payment. We may grant preferential license fees to distributors who operate multiple stores. We may waive license fees for distributors who operate a large number of stores and/or with whom we have had a long-term relationship.

Obligations of distributors. We require our local distributors to deposit with us a compliance deposit to ensure that our local distributors perform their obligations under the license agreements. The license agreements also set forth certain targets for number of new stores. Failing to meet such targets by our local distributors may be construed as a material breach under the license agreements.

Operational standards and store management. The license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with MINISO Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation.

Term. Our license agreements and sales agreements usually have a term of two to ten years. In the event of material breaches by our local distributors, we will be entitled to (i) confiscate the compliance deposit and seek additional damages if the compliance deposit cannot fully cover the losses we incurred, and (ii) unilaterally terminate the license agreements.

Sub-licensing. Our distributors typically do not have the right to sub-contract or sub-license their rights under the license agreement without our express written consent. Once we consent, our distributors are generally entitled to choose their sub-contractors or sub-distributors and negotiate the transaction terms directly with them. We typically do not have any contractual relationship with any sub-contractors or sub-distributors and do not control or deal with them directly, as our distributors enter into contractual relationship with and manage their sub-contractors or sub-distributors directly.

Inventory. Generally inventory ownership is transferred to distributors when inventory is shipped from or delivered to the locations specified in sales agreements. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall.

The distributor model differs from the MINISO Retail Partner model in a few key facets. Operationally, although we have the right to supervise the operation of distributor stores to ensure that they adhere to certain operational standards, we do not provide store management and consultation services to distributors and have less operational involvement with them. In terms of product sales, generally inventory ownership is transferred to distributors when inventory is on board, while we retain inventory ownership until in-store sale to consumers under the MINISO Retail Partner model. In our agreements with MINISO Retail Partners, there is no equivalent to the performance targets in our license agreements with distributors, which usually specify the number of MINISO stores the distributors must open and successfully operate in their licensed territory within an agreed time frame.

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

The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended June 30,
	2020	2021	2022
Number of distributors at the beginning of the period(1)	116	145	170
Number of new distributors during the period(2)	37	34	42
Number of terminated distributors during the period(2)	8	9	12
Net increase in number of distributors during the period(3)	29	25	30
Number of distributors at the end of the period(1)	145	170	200

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.
(3)	We had 29, 25 and 30 additional distributors in the fiscal years ended June 30, 2020, 2021 and 2022, respectively, primarily due to the increase in the number of distributors in India.

As of June 30, 2020, 2021 and 2022, we had 29, 28 and 31 MINISO Retail Partners in overseas markets, respectively.

Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our supplier network

As of June 30, 2022, we sourced from over 1,100 suppliers, who are mostly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our procurements in the fiscal year ended June 30, 2022.

We operate a centralized procurement system when sourcing from our suppliers. We digitally integrate our suppliers and streamline the supply chain process through our SCM (supply chain management) system. To illustrate, assume we are in the process of developing a new series of products and anticipates that our sales volume for the next three months after the launch will reach a certain level based on the sales plan. We will share such plan with our suppliers for this series of products over the SCM system and grant them access to the real-time sales data on the SCM system. The suppliers will then order raw materials and plan for manufacturing and logistics accordingly based on the three-month plan. If, one month after the launch, the suppliers see on the SCM system that the actual sales at our stores exceeded the original estimate, they will promptly adjust their manufacturing timetable and accelerate manufacturing and delivery to meet the higher-than-expected demand. If, on the other hand, the suppliers see that the demand has been lower than expected, as reflected in the real-time sales data on the SCM system, they can also adjust their plans to avoid oversupply and manage inventory risks. On the SCM system, warehouse information such as operation hours and capacity is available, and suppliers are able to reserve warehouse time slots and third-party logistics services as needed. For more information of our warehouses and logistics, see “—Warehouses and logistics.”

We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers. We further optimize our supply chain by regularly providing improvement advice to our suppliers on various production-related areas, including product quality, production efficiency, and cost control, so that supply chain optimization becomes an ongoing process. We have also sent experts to important suppliers to help them optimize production efficiency and cost control on site, among other production related areas.

Our framework agreements with our suppliers are legally binding and typically contain the following salient terms:

Product delivery. Our framework agreements with suppliers usually include terms to ensure that our suppliers will adhere to our delivery instructions, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time.

Quality control. Our framework agreements with suppliers usually include terms that require supplier to obey our quality control standards, such as those stipulating our suppliers’ obligations to compensate us for losses arising from defects in product quality.

Breach of contract. Our framework agreements with suppliers usually include terms of liability for breach of contract, such as that suppliers shall repair, replace, or recall the relevant products according to our requirements and bear the costs incurred thereby for providing products with quality problems.

Intellectual property rights. Our framework agreements with suppliers usually include terms to ensure that our suppliers provide products that are free from IP defects including potential infringement of the legitimate rights and interests of any third party. Suppliers’ failure to meet such requirements will entitle us to terminate the agreement with such supplier in certain circumstances and claim damages.

Confidentiality. Our suppliers shall take adequate measures to keep all sensitive information from us strictly confidential. Suppliers and other relevant responsible parties shall be jointly and severally liable for our losses due to unauthorized disclosure of our business secrets and intellectual property information.

Term/duration. Our framework agreements with suppliers are usually of a term of two years.

Production

We outsourced the production of our products to third party manufacturers. Leveraging China’s strong supply chain capabilities in the lifestyle product sector, we sourced our products from over 1,000 suppliers as of June 30, 2022. We outsource our products production primarily through the original equipment manufacturer (“OEM”) or original design manufacturer (“ODM”) model, primarily because (i) these suppliers are mostly qualified manufacturers in China, with some having extensive supplying experience in the lifestyle products sector, and thus the OEM/ODM model allows us to optimize the manufacturing capacities and design resources of the suppliers to help our business development, (ii) the OEM/ODM model allows us to meet our demand for rapid product development so that we are able to have more flexibilities to maintain a diverse and frequently refreshed product portfolio, and (iii) the outsourcing arrangements allow us to control and manage product costs and better manage and minimize investment risks. We leverage our design capabilities and participate in product design with both OEMs and ODMs but are generally more deeply involved in the design process with OEMs. As such, we typically use ODMs to directly manage and take charge of the development and design of more standard products as these products require less design efforts from our own product managers and designers; and we typically use OEMs more often for products that require or allow new design ideas and concepts as our product managers and designers can work with OEMs to refine product design and prototype leveraging the manufacturing expertise of OEMs and their inputs on production feasibility. In some cases, we purchase certain products directly from suppliers without participating in the product design process, but the sales contribution of such products in China was merely 0.74%, 1.39% and 1.59% in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

We select our suppliers based on various factors, but we generally prioritize industry leaders such as those with a long history of operation, a good reputation or publicly listed companies. Other factors considered include, production quality, capacity, price, compliance with applicable laws and regulations, history of cooperation and intention to grow with us and adapt to our changing business needs. For details of the key terms of the agreements with our manufacturers, see “—Our supplier network.”

We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers by regularly providing improvement advice to our suppliers on various production-related matters, including product quality, production efficiency and cost control, so as to constantly optimize our supply chain. We generally manage our relationship with suppliers including third-party manufacturers in the following aspects:

(i)	Supplier selection. We deploy a series of quality control procedures since the onboarding of our suppliers. Suppliers are required to go through detailed and comprehensive qualification and ability verification. In addition, we have a third-party factory inspection mechanism to conduct quality check and ESG assessment. We have also in place a series of stringent standards such as product quality standards, testing manuals, and supplier quality behavior agreements to conduct quality inspection on our products.
(ii)	Quality control. We have in place digitalized quality control systems including a supplier quality control system and a big-data quality risk control system. See “—Technology Capabilities” for details.
(iii)	SCM system and lead-time management. We digitally integrate our suppliers and streamline the supply chain process through our SCM system. See “—Our supplier network” for details.
(iv)	Product liability. Our framework agreements with our suppliers are legally binding and have terms that ensure our suppliers will adhere to our delivery instructions and quality control standards, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time and to compensate us for losses arising from defects in product quality.

We have adopted measures to prevent the risk of over-reliance on certain product suppliers. Given our diverse product portfolio and frequently refreshed SKUs, currently no supplier has an outsized impact on our business operations. We believe we have sufficient alternative suppliers for our business that represent alternatives of comparable quality and prices.

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

With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 78 days, 79 days and 70 days in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

Quality control

We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. Suppliers have to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards, and defective product handling. Upon receipt of product shipments from suppliers, we perform quality inspection on random samples to detect any quality issue. We also pay regular visits to our suppliers to ensure that their facilities, equipment and finished products are up to our standards. We also have online quality control systems that visualize our standard quality inspection procedures and allows us to coordinate with our suppliers, MINISO Retail Partners and distributors on detecting and correcting any quality issues.

Warehouses and logistics

As of June 30, 2022, our products were distributed through our 24 leased warehouses, 12 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

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

Sales and Marketing

Sales channels

We sell the majority of our products through our extensive offline store network, but we have also started to develop online sales channels, which have become increasingly important. Our sales channels mainly comprise the following:

MINISO stores. As of June 30, 2022, there were about 5,200 MINISO stores across the globe, with over 3,200 MINISO stores in China and about 2,000 MINISO stores overseas.

TOP TOY stores and shops. As of June 30, 2022, there were 97 TOP TOY stores, all of which were located in China. In addition to the TOP TOY stores, we also had a small number of roboshops to sell our TOP TOY products as of June 30, 2022.

Online channels. We supplement our offline store network by accepting online orders via our Weixin mini-programs, online distributors and our online stores on major third-party e-commerce and O2O platforms. Consumers may order products to be delivered from either local MINISO and TOP TOY stores or from our warehouses using either type of these online sales channels.

Marketing and consumer engagement

We believe our wide assortment of trendy, innovative and affordable products are what draw consumers to visit MINISO and TOP TOY stores, and the shopping experience at MINISO and TOP TOY stores also helps turn store visitors into repeat visitors or purchasers. To promote our brand image, we have launched various marketing initiatives, including the appointment of celebrity brand ambassadors and featuring them in promotional material, marketing through video and short-video platforms, and KOL promotion on livestreams, with online and social media-based marketing and promotion efforts being our focus going forward. Specifically, our membership program and store-based consumer community are two marketing and consumer engagement measures that have proved particularly effective in China.

Membership program. We launched our MINISO membership program in China in August 2018. As of June 30, 2020, 2021 and 2022, the number of MINISO members with at least one purchase over the past 12 months was approximately 19 million, 27 million and 36 million, respectively. Our MINISO membership is structured in two tiers: premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members are entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. The premium membership program was launched in China in April 2021. As of June 30, 2022, we had accumulated approximately 2.1 million premium members.

As of June 30, 2022, the number of TOP TOY members with at least one purchase over the past 12 months was approximately 19.3 million. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our multi-channel customer engagement strategy.

Store-based consumer community. MINISO and TOP TOY stores in China generally display a QR code that allows consumers visiting the stores to join the stores’ Weixin groups, which are managed by our specialists. These specialists keep consumers constantly engaged by sharing mainly product-related information and promotion, sometimes in livestreaming format, in these Weixin groups. Consumers who are group participants may be enticed to shop for our products.

In the fiscal year ended June 30, 2022, through our consumer engagement efforts, the number of average monthly active users of MINISO’s Weixin mini-program reached more than 6 million.

Technology Capabilities

We have developed an advanced and comprehensive technology system, which lays the foundation for our efficient business development and connects every chain of our business operations including, mainly, supply chain management, store operations, customer engagement, and targeted marketing. Empowered by our highly scalable and effective technology platform, we are able to achieve consistent and centralized store management and rapidly expand our global footprint with consistent quality and localized features.

The chart below illustrates our technology system:

Notes:

1.	Intelligent inventory replenishment module;
2.	Zhiku management system (智庫);
3.	Together known as our digitalized supply chain tools for international operation;
4.	Zhizhu Network (知珠網)

Technology workforce. As of June 30, 2022, 218 of our employees were engaged in research and development activities, representing 6.5% of our total employee number. Among these employees, approximately 13.8% have master’s degrees or above.

SAP ERP system. At the core of our technology capabilities is our SAP ERP system, which has different modules or sub-systems that connect and manage different aspects of our business operation, including warehouse management, merchandising, sales, consumer and transaction data, human resource and finance. Our other technology systems are integrated with the SAP ERP system, thereby allowing data sharing and better coordination across systems.

Digitalized supply chain management. Our digitalized supply chain management is supported by our supply chain management system, product lifecycle management system, proprietary intelligent inventory replenishment module, digitalized supply chain tools for international operation, proprietary Zhizhu Network (知珠網) and Zhiku Management System (智庫), and online quality control systems.

●	Supply chain management system. Our supply chain management system connects us with our suppliers, and it can give suppliers access to certain sales data on our end for better production coordination. By integrating suppliers into our supply chain management process, our supply chain management system also allows us to plan, manage and monitor every step of the supply chain process, leading to improved inventory management and shorten order and reorder lead time.

●	Product lifecycle management system. To facilitate input of design ideas and concepts from store managers and assistants across our store network, we have developed a proprietary module on the product lifecycle system on which frontline workers provide a rich and constant supply of the latest ideas and consumer information that serve as the basis for the next successful product design. In addition, the core processes of product development are digitalized and modularized in the product lifecycle management system through close and efficient collaboration of our designers, product managers, and other participants. The product lifecycle system thus evolves the traditional manufacturing process into a consumer-driven process by connecting the strong manufacturing ability of our large supplier network with our unique customer insights and massive data.
●	Inventory replenishment module. Trained by massive data collected from our SAP ERP system and normalized through a comprehensive process, the algorithms underlying the inventory replenishment module output a demand forecast for a particular inventory unit to ensure healthy levels of stock. Further, by analyzing store location (which affects the number and demographics of store visitors), historical sales, weather, shelf arrangement and store layout, this module also customizes the stock mix of each store to offer a unique mix of choices to consumers. As a result, the inventory replenishment module has helped us significantly enhance the inventory management efficiency of MINISO and TOP TOY stores.
●	Digitalized supply chain tools for international operation. To connect our vast network of international MINISO stores with our supplier base in China, we have developed smart supply chain tools specifically for our international operation, including the MINISO Electronic Ordering System (“EOS”) and the MINISO Ordering System (“MOS”). The EOS serves the “warehouse to warehouse” part of the international supply chain, connecting the warehouses of our international stores with Chinese suppliers through our central management. The MOS digitalizes the “warehouse to store” path, helping stores in various parts of the world manage their inventories. Traditionally, international store operators usually rely on subjective estimates of future sales when placing advance orders and managing inventories and spend substantial amounts of time on offline ordering meetings, often resulting in inefficiencies and wastes. The EOS and MOS systems were designed specifically to solve these pain points with their intelligent sales forecast and ordering recommendations. The systems generate tailor-made sale forecasts based on a comprehensive analysis of past sales, product popularity gauged through online communication channels, marketing plans and other data, and based on such sale forecasts, the systems make ordering recommendations to the stores.
●	Zhizhu Network (知珠網) and Zhiku Management System. Our proprietary Zhizhu Network (which focuses on the international markets) and Zhiku Management System (which focuses on China) enable us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. With natural language processing capabilities embedded, Zhizhu Network and Zhiku Management System can conduct detailed analyses of positive and negative online comments on the large number of products it researches, guiding our product managers and designers in developing and optimizing products to address evolving consumer needs.
●	Online quality control systems. Leveraging the SAP ERP system, we have developed digitalized quality control systems: a supplier quality control system and a “big-data quality risk control system.” The supplier quality control system is built into a module within our supply chain management system, and it supports each step of our quality control throughout the product lifecycle, from supplier qualification assessment and research and development quality management to product testing and consumer feedback. The “big-data quality risk control system” collects and analyzes information on potential quality issues from external channels, such as government inspections, consumer complaints and social media, and presents useful data that help us identify and take appropriate actions to address quality problems.

Digitalized operational capabilities. Leveraging our big data analytics and artificial intelligence (AI) technologies, we have developed strong digitalized operational capabilities to enhance and streamline store operation, which are exemplified by our self-developed mobile intelligent store management tools and AI store monitoring system.

●	Mobile intelligent store management tools. Our self-developed mobile intelligent store management tools consist of a merchandise display management system and an AI assistant to store managers. The merchandise display management system is designed to visualize, synchronize and optimize shelf display management at MINISO and TOP TOY stores. By digitalizing the management of merchandise placement in each store, it allows us to centrally and digitally manage and adjust merchandise display in each store, monitor the in-store stock of specific products, and optimize product replenishment. The AI assistant to store managers provide store managers with real-time inventory level, product sales trends, pricing information, and other important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and streamline store operation. It also assists store managers in monitoring stores to ensure precise product curation and standardized staff operations, helping them guide staff performance and deal with store emergencies in a timely manner.
●	AI store monitoring. We have adopted AI image recognition technologies for store management, which facilitate real-time automatic store-level management including store layout check, and order or payment fraud detection, among other things.

Digitalized consumer engagement and marketing tools. We have invested significantly in digitalizing and enhancing direct consumer engagement by employing intelligent consumer profiling technologies and targeted marketing efforts informed by data analytics.

●	Intelligent consumer profiling. We have developed intelligent consumer-profiling technologies to take advantage of the insights derived from our engagement with consumers to create customized consumer profiles to inform our marketing efforts.
●	Targeted marketing. We engage in highly accurate and specialized marketing efforts through various digital channels. Leveraging our big data and AI capabilities, we are able to deliver unique and continuously optimized content, including personalized coupons and product recommendations, to each targeted individual through personalized channels.

In the fiscal year ended June 30, 2022, our research and development expenses accounted for 0.2% of our total revenues and 0.8% of our total operating expenses.

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

We currently use third-party clouds to host our network infrastructure. The third-party cloud service providers have extensive encryption protocols and other security measures in place to safeguard our data. To help ensure the confidentiality and integrity of our data, we take comprehensive and rigorous data security measures. We back up our consumer and other forms of personal data on a regular basis to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to help ensure that they function properly and are well maintained.

We follow strictly the relevant laws and regulations, including the recently promulgated Regulations on the Administration of Cyber Data Security, in collecting the personal information of consumers, and we conduct regular self-inspections and correct any irregularities found to ensure our maximum protection of each consumer’s personal information. Despite the data privacy and security policies and measures adopted, there is no guarantee that advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology that we use to protect confidential information. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations” for details on our compliance with PRC laws on protection of personal information.

Competition

The global branded variety retail market and pop toy market in China are intensely competitive and fragmented. While we do not believe there are many variety retailers competing with us at the global level, we face fierce competition from variety retailers in local markets. In addition, we also face competition from traditional retailers, including specialty retail stores, supermarkets and department stores, and online retailers, that sell lifestyle and pop toy products.

We believe that we are positioned favorably against our competitors on the basis of (i) our fast-growing store network, (ii) our frequently-refreshed product assortment with universal appeal, (iii) our efficient and digitalized supply chain, (iv) our in-depth know-how and digitalization, which drive our operational excellence, (v) our multi-channel operation and consumer engagement, (vi) our global scalability and capability penetrating into various tiers of cities, and (vii) our experienced founder and entrepreneurial management team. These competitive advantages all contribute to the core value propositions of our products, which remain the key attraction to consumers around the globe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.”

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2022, we had entered into collaboration with IP licensors owning 75 popular brands around the world. We had 624 trademarks, 278 patents, 373 copyrights relating to various aspects of our operations, and 6 registered domain names (including www.miniso.com) in China as of June 30, 2022. In addition, we owned 732 trademarks in over 100 countries and regions outside China as of June 30, 2022.

Insurance

We consider our insurance coverage to be adequate as we have in place all the mandatory insurance policies required by applicable laws and regulations and in accordance with the commercial practices in our industry. We maintain various insurance policies to safeguard against risks and unexpected events, including property insurance covering inventory and warehouses. We provide social security insurance for our employees as required by PRC law. We do not maintain business interruption insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs” for risk factors relating to our insurance policies.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China and Hong Kong.

China

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), and the Encouraged Industry Catalogue for Foreign Investment (2020 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on January 1, 2022 and on January 27, 2021, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. As a foreign-invested enterprise, our PRC subsidiaries, Miniso Guangzhou and Mingyou Industrial Investment (Guangzhou) Limited, or Mingyou, shall observe these measures and report investment information accordingly. In addition, the Implementing Rules require that foreign-invested enterprises that were established before the Foreign Investment Law came into effect shall adjust in a five-year transition period provisions of their articles of association relating to the corporate governance to comply with the Foreign Investment Law. For example, the highest decision-making body of a Sino-foreign joint venture enterprise shall be adjusted from the board of directors to the shareholders meeting, or, in the case of sole-shareholder structure, the shareholder itself. We completed such adjustment to the extent as required by the Foreign Investment Law in March 2020.

Regulation related to food operation activities

According to the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Counsel implements a licensing system for the food production and trading. Licenses are required to engage in food production, food selling, or catering services.

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site, which means a food operator shall obtain a food operation license to engage in food operation activities in one operation site, shall apply to the licensing for food operation. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects. However, a permit is not required for the sale of edible agricultural products and prepacked food. The sale of pre-packed food shall be reported to the local food safety regulatory department.

Our major PRC subsidiaries engaged in sales of pre-packed food, including Miniso (Guangzhou) Co., Ltd., have reported to the local food safety regulatory departments accordingly.

Regulation related to business activities involving medical devices

The Regulation on the Supervision and Administration of Medical Devices as effective on April 1, 2000 and most recently amended by the State Council on February 9, 2021 regulates the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Operation of Medical Devices which issued by the SAMR and took effect on May 1, 2022 regulates the business activities involving medical devices as well as supervision and administration of such activities in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices. A purchase inspection recording system for the medical devices is required for purchased medical devices operators, and a recording system for sale is required for wholesalers of Class II and Class III medical devices and retailers of Class III medical devices also.

Our PRC subsidiaries, Miniso (Guangzhou) Co., Ltd., Miniso Youxuan Technology (Guangzhou) Co., Ltd. and Miniso International (Guangzhou) Co., Ltd., have obtained certificates issued by Guangzhou Administration for Market Regulation for the filing of their operation of Class II medical device.

Regulation related to product quality and consumers protection

According to the Product Quality Law of the PRC, which took effect on September 1, 1993 and was amended by the Standing Committee of National People’s Congress or the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers shall not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold, and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities. Consumers or victims who suffer injuries or property losses due to product defects may demand compensation from either the producer or the seller. Where the liability lies with the producer, the seller shall, after settling the claim, have the right to recover such claim from the producer, and vice versa.

According to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where business operators have discovered any defect in the goods or services they provided, which may endanger personal or property safety, they shall forthwith report to relevant administrative authorities and notify consumers, and adopt measures such as suspension of selling, alerts, recalls, decontamination, destruction, and suspension of manufacturing or services. In the case where recall measures are adopted, the business operator shall bear necessary expenses incurred by consumers resulting from the recall of goods. Furthermore, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

We sell lifestyle products to consumers and are subject to these product quality and consumer protection laws and regulations in China. For a detailed description on the risks associated with product quality and product liability, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected” and also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Regulation related to commercial franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology, or other business resources, licenses through contracts its business resources to the franchisees, being other business operators, and the franchisees carry out business operation under a uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support, and business training to the franchisees, and the ownership of at least two direct stores which shall have been in operation for at least one year in China. The Franchising Regulations also set forth the requirements governing the franchise agreements. For example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall be no less than three years unless otherwise agreed by the franchisee.

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

Furthermore, the franchisor is required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisor shall disclose to franchisees in writing at least 30 days prior to the execution of the franchising agreements, except such agreements are renewed under the original terms.

We have been engaging in commercial franchising activities under our “MINISO” brand, “WonderLife” brand and “TOP TOY” brand. With respect to our core “MINISO” brand, our PRC subsidiary, Miniso (Hengqin) Enterprise Management Co., Ltd., has completed the filing for commercial franchising. However, we did not satisfy the requirement to make relevant filings in relation to our “WonderLife” brand and “TOP TOY” brand on time. For a detailed description of the risks associated with our franchising activities under our “WonderLife” brand and “TOP TOY” brand, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation related to data, cyber and information security and privacy protection

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers.” Pursuant to the Cyber Security Law, network operators shall follow the “lawful, justifiable and necessary” principle in collecting and using personal information, and shall disclose the rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable individuals and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to individuals within China or for analyzing and assessing acts of individuals within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the PRC territory, the personal information collected and produced within the PRC. Specifically, a personal information processor who use personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome.

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

On December 28, 2021, the CAC, together with other relevant departments, jointly promulgated the Cybersecurity Review Measures, which became effective from February 15, 2022. According to the Cybersecurity Review Measures, a network platform operator who possesses personal information of more than one million users shall apply for cybersecurity review before the listing of the network platform operator’s securities abroad, and the relevant governmental authorities may initiate cybersecurity review if such governmental authorities consider relevant network products or services and data processing affect or may affect national security. We do not think listing in Hong Kong is listing abroad.

On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Cyber Data Draft Regulations, which stipulates that a data processor who processes personal information of more than one million users seeking to list abroad or a data processor seeking to list in Hong Kong which affects or may affect national security is required to apply for cybersecurity review under relevant rules and regulations. However, the Cyber Data Draft Regulations does not provide the standard to determine the circumstances that would be determined to “affect or may affect national security.” As of the date of this annual report, it had not been formally adopted and is subject to further guidance.

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

Regulation related to intellectual property

Patent. Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated in 1984 and was amended in 1992, 2000, 2008 and 2020. The duration of a patent right for inventions, utility models and designs shall be 20 years, 10 years and 15 years from the application date respectively.

Copyright. Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020 and related rules and regulations. The PRC Copyright Law specifies that works of Chinese citizens, legal persons or other organizations, namely ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form, whether published or not, shall enjoy the copyright. The copyright holder can enjoy multiple rights, including the right of publication, the right of authorship, and the right of reproduction. Pursuant to the Regulations on the Protection of Computer Software, which was promulgated in 2001 and amended in 2013, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark. Registered trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended in 2014 and related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten years period upon request by the trademark owner.

Domain name. Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of June 30, 2022, we had 624 trademarks, 278 patents (including invention patents, utility model patents, and appearance design patents), 373 copyrights, and 6 registered domain names (including www.miniso.com) in China. In addition, we owned 732 trademarks in over 100 countries and regions outside China as of June 30, 2022.

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

As of the date of this annual report, we have not obtained the certificate for fire control inspection for one of our directly operated TOP TOY stores in China. For a detailed description of the risks associated with the lack of such certificate, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to interpretation and implementation of Circular 16 in practice.

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

Regulation related to dividend distribution

The principal regulation governing dividends distributions by companies is the PRC Company Law, pursuant to which both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless laws regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulation related to foreign exchange registration of overseas investment by PRC residents

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

Regulation related to tax

Enterprise income tax. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

Value-added tax and business tax. Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by the State Council, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

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

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) collectively, the Draft Regulations on Listing, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Regulations on Listing, among others, provide that (i) Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted after the listing is completed, and (ii) in the event that Chinese companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Moreover, an overseas offering and listing is prohibited if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or severe violations, (v) the directors, supervisors, or senior management have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or severe violations, or (vi) it has other circumstances as prescribed by the State Council. Uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation.

Hong Kong

There is no specific statutory requirement for us to obtain any license to carry out our business in Hong Kong other than the requirement to have a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong). We do not import any food, dutiable commodities under the Dutiable Commodities Ordinance (Cap. 109) or any prohibited articles under the Import and Export Ordinance (Cap. 60) in or into Hong Kong. Below is a summary of the laws and regulations in Hong Kong which are material to our business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

For our operations in Hong Kong, we are required to apply for business registration and display a valid business registration certificate at the place of business under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong). We currently hold valid business registration certificates.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) governs the formation, performance and remedies of contract for the sale of goods in Hong Kong and the transfer of title of goods sold. The ordinance also sets out certain implied terms or conditions and warranties generally relating to the safety and suitability of goods supplied under a contract of sale for goods in Hong Kong, including:

(a)	where there is a sale of goods by description, the goods shall correspond with the description;

(b)	where the seller sells goods in the course of a business, the goods shall be of a merchantable quality, i.e. (a) as fit for the purpose or purposes for which the goods of that kind are commonly bought; (b) of such standard of appearance and finish; (c) as free from defects (including minor defects); (d) as safe; and (e) as durable, as it is reasonable to expect having regard to any description applied to them, the price (if relevant) and all the other relevant circumstances; and
(c)	where the seller sells goods in the course of a business and the buyer makes known to the seller (whether expressly or by implication) any particular purpose for which the goods are being bought, the goods supplied under the contract shall be reasonably fit for that purpose.

Under section 55 of the Sale of Goods Ordinance, where there is a breach of warranty by the seller, the buyer is not, by reason only of such breach of warranty, entitled to reject the goods, but he may set up against the seller the breach of warranty in diminution or extinction of the price, or maintain an action against the seller for damages for the breach of warranty.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong)

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and suppliers of consumer goods (i.e. goods which are ordinarily supplied for private use or consumption) to ensure that the consumer goods they supplied are safe.

Under section 6 of the Ordinance, a person shall not supply, manufacture or import into Hong Kong consumer goods, unless the consumer goods comply with the general safety requirement as provided under the ordinance or with the applicable safety standard(s) or safety specification(s) as approved by the Secretary for Commerce and Economic Development for the particular consumer goods. A person who contravenes section 6 commits and offence and is liable to (i) on first conviction, to a level 6 fine of HK$100,000 and imprisonment for 1 year; (ii) on subsequent convictions, to a fine of HK$500,000 and to imprisonment for 2 years; and (iii) where the offence is a continuing offence, in addition to the fine specified in (i) and (ii), the person shall be liable to a fine of HK$1,000 for each day the offence continued.

Where the Commissioner of Customs and Excise reasonably believes that the consumer goods is non-compliant with the approved standard or a safety standard or safety specification established by regulation, the Commissioner is empowered under the Ordinance to (i) serve a prohibition notice prohibiting a person from supplying those consumer goods for a specified period not exceeding 6 months; and (ii) serve a recall notice requiring the immediate withdrawal of any consumer goods if there is a significant risk that the consumer goods will cause a serious injury and do not comply with the approved standard or a safety standard or safety specification established by regulation. Any person who is served with a notice and fails or refuses to comply with the notice commits an offence and is liable to a fine of up to HK$500,000 and to imprisonment for 2 years and, where the offence is a continuing offence, a fine of HK$1,000 for each day the offence continued.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) aims to prohibit false trade description, false, misleading or incomplete information, false marks and misstatements in respect of goods and services provided in the course of trade. The definition of trade description under section 2 of the ordinance covers a broad range of matters including but not limited to: quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, approval by any person, a person by whom they have been acquired, the goods being of same kind as goods supplied to a person, place or date of manufacture.

Section 2 also provides that a trade description which is false to a material degree or which, though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as a false trade description.

Section 7 provides that it is an offence for any person who, in the course of any trade or business, applies a false trade description to any goods or supplies or offer to supply any goods to which a false description is applied. Section 7A provides that it is an offence for a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied. Section 12 further prohibits any person from importing or exporting any goods to which a false trade description or forged trade mark is applied.

Sections 13E, 13F, 13G, 13H and 13I of the ordinance provide that a trader commits an offence if the trader engages, in relation to a consumer, in a commercial practice that is a misleading omission, or is aggressive, or constitutes bait advertising, or constitutes a bait and switch, or wrongly accepting payment for a product.

Any person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be liable, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a level 6 fine of HK$100,000 and imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) makes provision in respect of the registration of trademarks and provides for connected matters.

The ordinance provides that a person infringes a registered trade mark if he uses in the course of trade or business a sign which is:

(a)	identical to the registered trade mark in relation to goods or services which are identical to those for which it is registered;
(b)	identical to the registered trade mark in relation to goods or services which are similar to those for which it is registered and such use is likely to cause confusion on the part of the public;
(c)	similar to the registered trade mark in relation to goods or services which are identical to or similar to those for which it is registered and such use is likely to cause confusion on the part of the public; or
(d)	identical or similar to the registered trade mark in relation to goods or services which are not identical or similar to those for which the trademark is registered, and the trade mark is entitled to protection under the Paris Convention as a well-known trade mark, and such use, being without due cause, takes unfair advantage of or is detrimental to the distinctive character or repute of a trade mark.

The ordinance further provides that the owner of a trade mark may bring infringement proceedings against the infringer for damages, injunction, accounts or any other relief available in law.

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) stipulates that all cargo which is imported or exported shall be recorded in a manifest which shall contain such particulars as the Commissioner of Customs and Excise may prescribe.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) provides that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specified body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article. Our Group imports products in Hong Kong. Any person who fails or neglects to declare within 14 days after importation or exportation without reasonable excuse is liable to a fine of HK$1,000 upon summary conviction and HK$100 in respect of every day such declaration has not been lodged. Penalty of up to HK$200 shall also be payable for late lodgment of a declaration.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) is intended to, among others, prohibit conduct that prevents, restricts or distorts competition in Hong Kong, and prohibit mergers that substantially lessen competition in Hong Kong. There are three competition rules under the Competition Ordinance, namely, the First Conduct Rule, the Second Conduct Rule and the Merger Rule.

The First Conduct Rule prohibits anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The Second Conduct Rule prohibits abuse of market power if the object or effect of the conduct is to prevent, restrict or distort competition in Hong Kong. The Merger Rule prohibits anti-competitive mergers and acquisitions, and currently only applies to mergers involving carrier license holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

Penalties for infringement of the First Conduct Rule and the Second Conduct Rule that may be imposed by the Competition Tribunal includes pecuniary penalty that may amount to 10% of the turnover of the companies concerned for up to 3 years in which the contravention occurs (section 93), disqualification order against a director (section 101) and prohibition order (section 151A) etc. Further, pursuant to section 67 of the Competition Ordinance, if the Competition Commissioner has reasonable cause to believe that (i) a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct; or (ii) a contravention of the Second Conduct Rule has occurred, the Commissioner may, instead of commencing proceedings, issue an infringement notice to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on the condition that the person makes a commitment to comply with the requirements of the notice. Pursuant to section 68, such person is not obliged to make a commitment to comply with the requirements of the infringement notice, but if he does not make the commitment within the compliance period, the Competition Commissioner may bring proceedings against that person in the Competition Tribunal in relation to the alleged contravention of the conduct rule.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), for a company carrying on a trade, profession or business in Hong Kong, its assessable profits arising in or derived from Hong Kong shall be chargeable to profits tax.

The Inland Revenue Ordinance also provides for the obligation to do the followings:

(a)	to keep sufficient records of the company’s income and expenditure to enable the assessable profit to be readily ascertained for at least 7 years;
(b)	to inform the Inland Revenue Department of its chargeability to tax;
(c)	to submit tax return as required; and
(d)	to inform the Inland Revenue Department of the commencement and cessation of employment of its employees.

C.	Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report.

MINISO Group Holding Limited (Cayman Islands)
100%
YGF Investment V Limited (British Virgin Islands)
100%
MINISO Universal Holding Limited (British Virgin Islands)
100%
MINISO Global Holding Limited (British Virgin Islands)
100%
YGF Investment V Hong Kong Limited (Hong Kong)
100%
MINISO Development Hong Kong Limited (Hong Kong)
100%
MINISO Investment Hong Kong Limited (Hong Kong)
99.99999%
100%
USA Miniso Depot Inc. (United States)
67%
PT. Miniso Lifestyle Trading Indonesia(1) (Indonesia)
100%
MIHK Management Inc. (Canada)
0.00001%
MINISO Life Style Private Limited (India)
MINISO Hong Kong Limited (Hong Kong)
100%
Outside the PRC
Inside the PRC
100%
Mingyou Industrial Investment (Guangzhou) Co., Ltd.
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)	The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.
D.	Property, Plant and Equipment

Our corporate headquarters is located in Guangzhou, China, where we lease office space with an area of approximately 28,100 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of June 30, 2022, we had also leased office space of approximately 5,500 square meters in 9 other cities in China and approximately 2,710 square meters in 8 countries and regions overseas. As of June 30, 2022, we had leased a number of warehouses inside China with a total size of approximately 165,410 square meters and 12 warehouses outside of China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors, and the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our leased property interest may be defective and such defects may negatively affect our right to such leases.” As of June 30, 2022, we owned apartment units in Guangzhou with a total area of approximately 10,200 square meters for employee dormitory.

We purchased a parcel of land in Guangzhou of approximately 6,600 square meters for our headquarters building project. We obtained the land use rights certificate for this parcel of land on May 9, 2022. As of the date of this annual report, we are still at the foundation construction phase and the construction of the headquarters building was not started yet. We expect that the construction project will be completed by the end of 2025.

Our servers are primarily hosted at internet data centers owned by major internet data center providers in China. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.

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

A.	Operating Results

We are a global value retailer offering a variety of design-led lifestyle products. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In the fiscal year ended June 30, 2022, we launched an average of over 550 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 9,000 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys. We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain, and deep operation know-how backed by digitalization, is critical to the success and forms the backbone of our business.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the overall consumption and market for lifestyle and pop toy products, including, among others, overall economic trends and related impact on consumer behavior, production and procurement costs, and the competitive environment. Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Store network expansion in China

Our ability to expand our store network, especially in China, is a key driver of our revenue growth. Our revenue generated from China was RMB6,044.1 million, RMB7,291.2 million and RMB7,442.2 million (US$1,111.1 million) in the fiscal years ended June 30, 2020, 2021 and 2022, accounting for 67.3%, 80.4%, and 73.8% of our total revenue for the same periods, respectively. As of June 30, 2022, apart from 14 directly operated MINISO stores and 7 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. Our store network expansion in China is primarily sustained by our continued success in enticing our retail partners to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in China increased from 2,533 as of June 30, 2020 to 2,939 as of June 30, 2021 and further to 3,226 as of June 30, 2022. Additionally, the fast growth of our new brand TOP TOY since December 2020 has also contributed to the expansion of our store network in China. As of June 30, 2022, we had opened 97 stores in China. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of COVID-19 on the expansion of our store network.

Our mutually beneficial and long-lasting relationships with MINISO Retail Partners are largely attributable to our powerful brand, easy-to-operate model and attractive returns. Our MINISO Retail Partner model allows the MINISO Retail Partners to rely on the strength of our “MINISO” brand and receive substantial store management guidance from us, while reaping sizeable financial reward from product sales.

Globalization strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB2,934.9 million, RMB1,780.5 million and RMB2,643.5 million (US$394.7 million) in the fiscal years ended June 30, 2020, 2021 and 2022, accounting for 32.7%, 19.6%, and 26.2% of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize the MINISO Retail Partner model for international store network expansion in an asset-light manner and direct operation model. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries and testifies to the success of our globalization strategy. The number of MINISO stores outside of China increased from 1,689 as of June 30, 2020 to 1,810 as of June 30, 2021 and further to 1,973 as of June 30, 2022. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic” for more information on the impact of COVID-19 on the expansion of our store network.

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (a) revenue of MINISO brand (excluding Africa and Germany before 2021) by (b) the average of number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global value retailer offering a variety of design-led lifestyle products, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to successfully leverage our competitive strengths, including our ability to continue to offer high appeal, high quality and high affordability products, take a disciplined approach in store network expansion, develop efficient supply chain, deepen consumer engagement and strengthen technical capability and our penetrating into more lower-tier cities in China and international expansion using a distributor, self-operating or retail partner model will all affect our revenue per MINISO store, our business operation and results of operations.

Product value propositions

We primarily generate revenues from sales of high-quality, and affordable lifestyle and pop toy products that are responsive to the evolving tastes and needs of consumers. Our dynamic product development and the resulting exceptional product value propositions to consumers have contributed to our growth and brand affinity. Our product managers identify relevant market trends and collaborate closely with our designers and sup-pliers to develop and continuously roll out products that reflect an optimal balance of appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock exciting product design possibilities and elevate our brand awareness. Further, we have developed the ability to identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand, which differentiates our TOP TOY product line from similar products and enhances brand awareness and customer loyalty. As a result of our distinct approach to product design and development, our flagship brand “MINISO” maintained a portfolio of over 9,000 core SKUs spanning 11 major categories, with an average of over 550 SKUs launched per month in the fiscal year ended June 30, 2022. Under the fast-growing TOP TOY brand, we offered around 3,800 SKUs as of June 30, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

Efficient supply chain

Our ability to manage an integrated and seamless supply chain significantly impacts the results of our operations, as cost-effective procurement sets the foundation for our competitive product pricing, and efficient planning affects our speed to market. Leveraging China’s large supply chain in the lifestyle product sector, we source from qualified suppliers who are able to meet our demands. As part of our efforts to optimize supply chain, we build mutually beneficial relationships with our suppliers by procuring products in large volumes, being punctual with our payments to them in the ordinary course of business and guiding them towards better production efficiency and enhanced cost control. In addition, we digitally integrate suppliers through our supply chain management system to better coordinate with them and streamline the supply chain process for enhanced productivity. These strengths of our supply chain have led to sustained advantages in both procurement cost and efficiency, which allows us to price competitively.

Impact of COVID-19 on Our Operations and Financial Performance

The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19 and its variants, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to June 30, 2022, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to June 2022. As of June 30, 2022, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion.

In terms of financial results, negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 39.3% from RMB2,934.9 million in the fiscal year ended June 30, 2020 to RMB1,780.5 million in the fiscal year ended June 30, 2021. As our operations in international markets gradually recovered from the pandemic, our revenue generated from international markets increased by 48.5% from RMB1,780.5 million in the fiscal year ended June 30, 2021 to RMB2,643.5 million (US$394.7 million) in the fiscal year ended June 30, 2022. In China, although our sales growth in 2021 was also negatively affected by the outbreaks of the Delta variant and Omicron variant of COVID-19 in certain provinces, we managed to realize a growth in revenue from China of 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020 to RMB7,291.2 million in the fiscal year ended June 30, 2021. Our revenue generated from China also increased by 2.1% from RMB7,291.2 million in the fiscal year ended June 30, 2021 to RMB7,442.2 million (US$1,111.1 million) in the fiscal year ended June 30, 2022.

While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations will continue to be negatively affected with potential continuing impact of COVID-19. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic.”

As of June 30, 2022, we had cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments of RMB5,828.3 million (US$870.1 million). In the fiscal year ended June 30, 2020, 2021 and 2022, we had net cash generated from operating activities of RMB826.5 million, RMB916.3 million and RMB1,406.3 million (US$210.1 million), respectively. We believe our liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Components of Our Results of Operations

Revenue

We primarily derive our revenue from sales of lifestyle and pop toy products through sales to MINISO Retail Partners, sales to offline distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by revenue source for the periods presented:

	For the fiscal year ended June 30,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,055,414	89.7	8,036,676	88.5	8,997,662	1,343,316	89.2
– Retail sales in self-operated stores	364,638	4.1	323,775	3.6	555,226	82,893	5.5
– Product sales to franchisees(1)	4,584,288	51.0	5,506,365	60.6	5,499,267	821,019	54.5
– Sales to offline distributors	2,683,829	29.9	1,509,840	16.6	2,072,061	309,351	20.5
– Online sales(2)	308,455	3.4	663,197	7.3	651,039	97,198	6.5
– Other sales channels(3)	114,204	1.3	33,499	0.4	220,069	32,855	2.2
License fees, sales-based royalties, and sales-based management and consultation service fees	587,644	6.6	658,378	7.3	685,394	102,326	6.8
– License fees	78,469	0.9	72,392	0.8	109,166	16,298	1.1
– Sales-based royalties	82,444	0.9	97,848	1.1	97,453	14,549	1.0
– Sales-based management and consultation service fees	426,731	4.7	488,138	5.4	478,775	71,479	4.7
Others(4)	335,928	3.7	376,605	4.2	402,593	60,106	4.0
Total	8,978,986	100.0	9,071,659	100.0	10,085,649	1,505,748	100.0
(1)	Represents sales to/revenue from MINISO Retail Partners.

(2)	Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels.
(3)	“Other sales channels” mainly represents group-buying channels.
(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
China	6,044,100	67.3	7,291,219	80.4	7,442,156	1,111,085	73.8
Other Asian countries excluding China	1,428,035	15.9	961,622	10.6	1,174,323	175,322	11.6
Americas	1,221,058	13.6	584,630	6.4	1,189,119	177,531	11.8
Europe	172,169	1.9	117,214	1.3	174,691	26,081	1.7
Others	113,624	1.3	116,974	1.3	105,360	15,729	1.1
Total	8,978,986	100.0	9,071,659	100.0	10,085,649	1,505,748	100.0

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 100.0%, 99.1% and 97.9% of our total cost of sales for the fiscal year ended June 30, 2020, 2021 and 2022. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB6,246.5 million, RMB6,641.0 million and RMB7,015.9 million (US$1,047.4 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Gross profit	2,732,498	2,430,686	3,069,761	458,304
Gross margin (%)	30.4	26.8	30.4	30.4

Other income

Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China and subsidies obtained by our subsidiaries in the United States under the Paycheck Protection Program Rule. There is no assurance that we will continue to receive any government grants in the future.

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,190.5 million, RMB1,206.8 million and RMB1,442.3 million (US$215.3 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB796.4 million, RMB810.8 million and RMB816.2 million (US$121.9 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

Other net income/(loss)

Other net income/(loss) mainly consists of net foreign exchange gain/(loss) and investment income from certain financial assets we invested in.

Taxation

Our income tax expense represented a significant portion of our profit before taxation for the fiscal years ended June 30, 2020, 2021 and 2022, primarily because of the occurrence of two large non-tax deductible expense items in these periods, namely fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights and equity-settled share-based payment expenses. For the fiscal year ended June 30, 2021 and 2022, equity-settled share-based payment expenses and the effect of unused tax losses not recognized significantly contributed to non-tax deductible expense. Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights totaled RMB680.0 million, RMB1,625.3 million and nil in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. Our equity-settled share-based payment expenses totaled RMB364.4 million, RMB281.3 million and RMB82.8 million (US$12.4 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. The effect of unused tax losses not recognized was RMB35.4 million, RMB73.0 million and RMB44.9 million (US$6.7 million) in the fiscal year ended June 30, 2020, 2021 and 2022, respectively.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

British Virgin Islands

Our BVI subsidiaries and all dividends, interest, rents, royalties, compensation and other amounts paid by our BVI subsidiaries to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our BVI subsidiaries by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

China

Under the Corporate Income Tax (“CIT”) Law, our subsidiaries established in the PRC are subject to a unified statutory CIT rate of 25%. A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

United States

Under the United States Internal Revenue Code, our subsidiaries established in United States are subject to a Federal CIT rate of 21% and variable state income and franchise tax, depending on which state the subsidiaries has nexus with. Most of subsidiaries in the United States are operating in the state of California, and thus they will be subject to state income tax rate of 8.84%.

Indonesia

Our subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal years ended December 31, 2018 and 2019. In the following years, our subsidiary is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate was progressively lowered to 22% for the fiscal years ended December 31, 2020 and 2021, and remains at 22% from fiscal year ending December 31, 2022 onwards.

India

Under the Income Tax Act 1961 enacted in India, our subsidiary incorporated in India is subject to a profit tax rate of 26%.

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

Discontinued Operations

In May 2019, our board of directors approved a plan to dispose of the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations for the years ended June 30, 2019 and 2020. We disposed of such interests as their operational and financial performance failed to meet management expectations and these entities continue to be loss-making. The circumstances leading to the historical loss are, for example, the high inventory pressure and occupation of working capital caused by the clothing products under the NOME business; the fierce competition faced by the NOME business and Minihome business in the fashion and furniture industry, respectively; and the political instability and immaturity of our consumer market in Africa which adversely affected the MINISO African business. As such, we dispose these interests to reduce the unreasonably high costs of maintaining the competitive advantage of some of these businesses. We continued to actively manage these operations until the disposal transactions completed.

MINISO African business included MINISO Nigeria, MINISO Uganda, MINISO South Africa, MINISO Tanzania and MINISO Kenya. MINISO African business and MINISO German business operated stores under our MINISO brand in the respective regions before the disposals. MINISO Uganda, MINISO Tanzania and MINISO Germany operated stores under the direct operation model. Each of MINISO Nigeria, MINISO South Africa and MINISO Kenya operated stores under both direct operation model and MINISO Retail Partner model. We operated stores in these regions under the direct operation model as we aimed to dive into such local markets to gain insights with more control of local operations. However, in these regions, the stage of economic development, market potentials and popularity of our products among consumers failed to meet our expectations. In particular, in Germany, there were strict inspection requirements for imported goods, which increased the costs of our operation in order to meet such requirements. Therefore, we decided to dispose of these businesses after taking into account such factors as well as their loss-making nature.

During the period from December 2019 to April 2020, we entered into a series of share purchase agreements, pursuant to which we agreed to sell all of our equity interests in MINISO Nigeria, MINISO Uganda, MINISO South Africa, MINISO Tanzania and MINISO Germany to a company jointly controlled by Mr. Ye and Ms. Yang and a company controlled by Mr. Ye at a nominal value. In February 2020, we entered into another share purchase agreement, pursuant to which we agreed to sell our 100% equity interests in MINISO Kenya to an independent third-party entity at a nominal value. The consideration of such disposals was determined as a nominal value due to the net liabilities position or loss-making nature of the subsidiaries. As of the date of this annual report, MINISO Germany, MINISO Uganda, MINISO South Africa and MINISO Tanzania had ceased operations and all the stores they operated had been closed. As of the date of this annual report, MINISO Nigeria had 26 stores in operation under the distributor model, and MINISO Kenya had 10 stores in operation under the distributor model.

During the period from January 2020 to March 2020, we entered into a series of share purchase agreements, pursuant to which we agreed to sell our 100% equity interests in the Minihome business and NOME business to several companies jointly controlled by Mr. Ye and Ms. Yang at a nominal value. The consideration of such disposals was determined as a nominal value due to the net liabilities position or loss-making nature of the subsidiaries. The Minihome business was mainly engaged in the sales of furniture and operated under the direct operation model before the disposal. The NOME business, which had over 200 stores, was operated under the NOME brand under the direct operation model and MINISO Retail Partner model, and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company, an independent third party that operated similar business under the same brand. The purpose of the disposal of NOME business was also to reduce the costs of maintaining a competitive advantage under this brand. We operated the Minihome stores and NOME stores under the direct operation model as we aimed to capture more market potential by meeting various consumer needs. We later decided to discontinue the Minihome business and NOME business to have a stronger focus on our MINISO brand and our key product categories under our MINISO brand. In particular, the NOME brand was originally planned to target consumers in lower-tier cities than our MINISO brand. However, our MINISO brand has been penetrating into lower-tier cities these years, and as such, we disposed of the NOME business to reduce the cost of operating stores under two brands in the same markets. As of the date of this annual report, all of the Minihome stores and NOME stores had been closed.

Our revenue from discontinued operations was RMB282.9 million, nil and nil in the fiscal years ended June 30, 2020, 2021 and 2022. Our loss from discontinued operations, net of tax was RMB130.0 million, nil and nil in the fiscal years ended June 30, 2020, 2021 and 2022.

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

	For the fiscal year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Continuing operations:
Revenue	8,978,986	9,071,659	10,085,649	1,505,748
Cost of sales	(6,246,488)	(6,640,973)	(7,015,888)	(1,047,444)
Gross profit	2,732,498	2,430,686	3,069,761	458,304
Other income	37,208	52,140	25,931	3,871
Selling and distribution expenses(1)	(1,190,477)	(1,206,782)	(1,442,339)	(215,336)
General and administrative expenses(1)	(796,435)	(810,829)	(816,225)	(121,859
Other net income/(loss)	45,997	(40,407)	87,308	13,035
Credit loss on trade and other receivables	(25,366)	(20,832)	(28,924)	(4,318)
Impairment loss on non-current assets	(36,844)	(2,941)	(13,485)	(2,013)
Operating profit	766,581	401,035	882,027	131,684
Finance income	25,608	40,433	66,344	9,905
Finance costs	(31,338)	(28,362)	(33,396)	(4,986)
Net finance (costs)/income	(5,730)	12,071	32,948	4,919
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	(680,033)	(1,625,287)	—	—
Share of loss of equity-accounted investee, net of tax	—	(4,011)	(8,162)	(1,219)
Profit/(loss) before taxation	80,818	(1,216,192)	906,813	135,384
Income tax expense	(210,949)	(213,255)	(267,070)	(39,873)
(Loss)/profit for the year from continuing operations	(130,131)	(1,429,447)	639,743	95,511
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(130,045)	—	—	—
(Loss)/profit for the year	(260,176)	(1,429,447)	639,743	95,511

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	127,743	131,215	52,000	7,763
General and administrative expenses	236,637	150,104	30,835	4,604
Total	364,380	281,319	82,835	12,367

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Revenue

Our revenue increased by 11.2% from RMB9,071.7 million in the fiscal year ended June 30, 2021 to RMB10,085.6 million (US$1,505.7 million) in the fiscal year ended June 30, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 12.0% from RMB8,036.7 million for the fiscal year ended June 30, 2021 to RMB8,997.7 million for the fiscal year ended June 30, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, and (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in the fiscal year ended June 30, 2022 compared to that in the fiscal year ended June 30, 2021.

During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. Our revenue per MINISO store maintained relatively stable at RMB1.9 million (US$0.3 million) in the fiscal years ended June 30, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.” The number of TOP TOY stores increase from 33 as of June 30, 2021 to 97 as of June 30, 2022.

Cost of sales

Our cost of sales increased by 5.6% from RMB6,641.0 million in the fiscal year ended June 30, 2021 to RMB7,015.9 million (US$1,047.4 million) in the fiscal year ended June 30, 2022, mainly due to a corresponding increase in our revenue.

Gross profit and gross margin

Gross profit increased by 26.3% from RMB2,430.7 million in the fiscal year ended June 30, 2021 to RMB3,069.8 million (US$458.3 million) in the fiscal year ended June 30, 2022, and gross margin increased from 26.8% to 30.4% during the same period. The increase in gross profit and gross margin was primarily due to (i) an increase in revenue contribution from our international operations, which generally have a higher gross margin than that of our domestic operations and contributed 26.2% of our total revenue in fiscal year ended June 30, 2022, compared to 19.6% in fiscal year ended June 30, 2021, and (ii) a higher gross margin contributed by newly launched products in relation to our execution of the strategic brand upgrade of MINISO in China.

Other income

Our other income decreased by 50.3% from RMB52.1 million in the fiscal year ended June 30, 2021 to RMB25.9 million (US$3.9 million) in the fiscal year ended June 30, 2022, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.

Selling and distribution expenses

Our selling and distribution expenses increased by 19.5% from RMB1,206.8 million in the fiscal year ended June 30, 2021 to RMB1,442.3 million (US$215.3 million) in the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,075.6 million to RMB1,390.3 million (US$207.6 million) during the same period, primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China.

General and administrative expenses

Our general and administrative expenses increased by 0.7% from RMB810.8 million in the fiscal year ended June 30, 2021 to RMB816.2 million (US$121.9 million) in the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.9% from RMB660.7 million to RMB785.4 million (US$117.3 million) during the same period, which was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the headquarters building project, and (ii) increased personnel-related expenses, which were partially offset by decreased office operating expenses as a result of expense control measures in response to the resurgence of COVID-19 in China.

Other net (loss)/income

Our other net income was RMB87.3 million (US$13.0 million) in the fiscal year ended June 30, 2022, compared to other net loss of RMB40.4 million in the fiscal year ended June 30, 2021. This change was mainly attributable to a net foreign exchange gain of RMB14.0 million (US$2.1 million) in fiscal year ended June 30, 2022, compared to a net foreign exchange loss of RMB114.2 million in fiscal year ended June 30, 2021.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB20.8 million and RMB28.9 million (US$4.3 million) in the fiscal years ended June 30, 2021 and 2022, respectively.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB2.9 million and RMB13.5 million (US$2.0 million) in the fiscal years ended June 30, 2021 and 2022, respectively. We record impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB882.0 million (US$131.7 million) in the fiscal year ended June 30, 2022, representing an increase of 119.9% from RMB401.0 million in the fiscal year ended June 30, 2021.

Net finance income

Our net finance income increased by 172.0% from RMB12.1 million in the fiscal year ended June 30, 2021 to RMB32.9 million (US$4.9 million) in the fiscal year ended June 30, 2022, mainly due to an increase in interest income from bank deposits.

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB1,625.3 million in the fiscal years ended June 30, 2021 and nil in the fiscal year ended June 30, 2022. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the Unites States and termination of preferential rights attached to those preferred shares.

Share of loss of equity-accounted investee, net of tax

Our share of loss of equity-accounted investee, net of tax was RMB8.2 million (US$1.2 million) in the fiscal year ended June 30, 2022, compared to RMB4.0 million in the fiscal year ended June 30, 2021. We had share of loss of equity-accounted investee, net of tax for the fiscal years ended June 30, 2021 and 2022 due to our investment into and share of 20% of loss of a company then controlled by our controlling shareholders. This company was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our company in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and consolidated the financial results of this company into our financial statements since the completion of the acquisition.

Income tax expense

We recorded income tax expense of RMB267.1 million (US$39.9 million) in the fiscal year ended June 30, 2022, compared to RMB213.3 million in the fiscal year ended June 30, 2021.

(Loss)/profit for the year

As a result of the foregoing, we recorded a profit for the year of RMB639.7 million (US$95.5 million) in the fiscal year ended June 30, 2022, compared to a loss of RMB1,429.4 million in the fiscal year ended June 30, 2021.

Fiscal year ended June 30, 2021 compared to fiscal year ended June 30, 2020

Revenue

Our revenue increased by 1.0% from RMB8,979.0 million in the fiscal year ended June 30, 2020 to RMB9,071.7 million in the fiscal year ended June 30, 2021, mainly attributable to an increase in revenue generated from our operations in China, partially offset by a decrease in our revenue generated from international markets.

Revenue generated from our operations in China was RMB7,291.2 million in the fiscal year ended June 30, 2021, increasing by 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020. The increase in revenue from the China market was primarily due to (i) an increase in the average number of MINISO stores and revenue per MINISO store in China, (ii) an increase in revenue from e-commerce business as we put in more resources in e-commerce business to counter the negative impact of the pandemic, and (iii) a revenue contribution from TOP TOY business, which we launched in December 2020.

The COVID-19 pandemic continued to impact our operations and results, especially in our international operations during the fiscal year ended June 30, 2021. As a result of the temporary store closures, reduction of operating hours and shipment suspensions caused by COVID-19, our revenue generated from international markets decreased by 39.3% from RMB2,934.9 million in the fiscal year ended June 30, 2020 to RMB1,780.5 million in the fiscal year ended June 30, 2021. See “—Impact of COVID-19 on Our Operations and Financial Performance.”

During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,222 as of June 30, 2020 to 4,749 as of June 30, 2021. Our revenue per MINISO store, however, decreased by 11.3% from RMB2.2 million in the fiscal year ended June 30, 2020 to RMB1.9 million in the fiscal year ended June 30, 2021, mainly due to (i) the outbreak of COVID-19, and to a lesser extent, (ii) our new store expansion in lower-tier cities and under-penetrated locations as we continued to expand our store network, and (iii) increased competition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales increased by 6.3% from RMB6,246.5 million in the fiscal year ended June 30, 2020 to RMB6,641.0 million in the fiscal year ended June 30, 2021, primarily due to an increase in cost of inventories as a result of the increase in revenue during the same period and, to a lesser extent, logistics expenses also increased from nil in the fiscal year ended June 30, 2020 to RMB56.8 million in the fiscal year ended June 30, 2021, primarily due to the rapid development of our e-commerce initiative. Logistics expenses mainly represented shipping expenses for the products sold to customers through e-commerce channels.

Gross profit

Gross profit decreased by 11.0% from RMB2,732.5 million in the fiscal year ended June 30, 2020 to RMB2,430.7 million in the fiscal year ended June 30, 2021, and gross margin decreased from 30.4% to 26.8% during the same period. The decrease in gross profit and gross margin was mainly driven by a decrease in revenue contribution from our international operations, which generally have a higher gross margin than our operations in China. International operations contributed 19.6% of our total revenue in the fiscal year ended June 30, 2021, compared to 32.7% in the fiscal year ended June 30, 2020.

Other income

Our other income increased by 40.1% from RMB37.2 million in the fiscal year ended June 30, 2020 to RMB52.1 million in the fiscal year ended June 30, 2021, primarily due to an increase in government grants, which increased from RMB36.6 million in the fiscal year ended June 30, 2020 to RMB46.6 million in the fiscal year ended June 30, 2021.

Selling and distribution expenses

Our selling and distribution expenses increased by 1.4% from RMB1,190.5 million in the fiscal year ended June 30, 2020 to RMB1,206.8 million in the fiscal year ended June 30, 2021. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,062.7 million to RMB1,075.6 million during the same period.

General and administrative expenses

Our general and administrative expenses increased by 1.8% from RMB796.4 million in the fiscal year ended June 30, 2020 to RMB810.8 million in the fiscal year ended June 30, 2021. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.0% from RMB559.8 million to RMB660.7 million during the same period, which was primarily due to increases in other payroll and employee benefits, IT service fees and professional service fees.

Other net income/(loss)

Our other net loss was RMB40.4 million in the fiscal year ended June 30, 2021, compared to other net income of RMB46.0 million in the fiscal year ended June 30, 2020. This change was mainly attributable to foreign exchange losses, which were in line with the appreciation of the RMB against the U.S. dollar during the period.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB25.4 million and RMB20.8 million in the fiscal years ended June 30, 2020 and 2021, respectively.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB36.8 million and RMB2.9 million in the fiscal years ended June 30, 2020 and 2021, respectively. The impairment loss on non-current assets was related to our directly operated stores. We had more impairment loss on non-current assets for the fiscal year ended June 30, 2020 primarily attributable to the negative impact of the COVID-19 pandemic, which resulted in certain of our directly operated stores in overseas market loss-making and we recorded a higher amount of impairment loss on non-current assets of certain of our directly operated stores. For the fiscal year ended June 30, 2021, our directly operated stores in overseas markets were gradually recovering from the pandemic and we recorded less impairment loss accordingly.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB401.0 million in the fiscal year ended June 30, 2021, compared to RMB766.6 million in the fiscal year ended June 30, 2020.

Net finance (costs)/income

We had net finance income of RMB12.1 million in the fiscal year ended June 30, 2021, compared to net finance costs of RMB5.7 million in the fiscal year ended June 30, 2020. We had net finance income in the fiscal year ended June 30, 2021 mainly due to a substantial increase in interest income from bank deposits.

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB680.0 million and RMB1,625.3 million in the fiscal years ended June 30, 2020 and 2021, respectively. The change was primarily due to the increase in fair value of our preferred shares closing to in our initial public offering in the United States in October 2020.

Share of loss of equity-accounted investee, net of tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB4.0 million in the fiscal year ended June 30, 2021, compared to nil in the fiscal year ended June 30, 2020. We had share of loss of equity-accounted investee, net of tax in the fiscal year ended June 30, 2021 due to our investment into and share of loss of a company then controlled by our controlling shareholders established to acquire land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for MINISO.

Income tax expense

We recorded income tax expense of RMB213.3 million in the fiscal year ended June 30, 2021, compared to RMB210.9 million in the fiscal year ended June 30, 2020.

Loss from continuing operations

As a result of the foregoing, we recorded a loss of RMB1,429.4 million from continuing operations in the fiscal year ended June 30, 2021, compared to RMB130.1 million in the fiscal year ended June 30, 2020. In particular, we recorded a large amount of loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights.

Loss for the year from discontinued operations, net of tax

We recorded a loss for the year from discontinued operations, net of tax of nil in the fiscal year ended June 30, 2021, compared to RMB130.0 million in the fiscal year ended June 30, 2020.

Loss for the year

As a result of the foregoing, we recorded a loss of RMB1,429.4 million in the fiscal year ended June 30, 2021, compared to RMB260.2 million in the fiscal year ended June 30, 2020.

Non-IFRS Financial Measure

In evaluating our business, we consider and use adjusted net profit, a non-IFRS measure, as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit/(loss) from continuing operations excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights, (ii) equity-settled share-based payment expenses, and (iii) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares.

We present adjusted net profit, a non-IFRS measure, because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit, a non-IFRS measure, enables our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations.

Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We recorded adjusted net profit of RMB933.9 million, RMB477.2 million and RMB722.6 million (US$107.9 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively. The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2020, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is (loss)/profit for the year from continuing operations.

	For the fiscal year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
(Loss)/profit for the year from continuing operations:	(130,131)	(1,429,447)	639,743	95,511
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	680,033	1,625,287	—	—
Equity-settled share-based payment expenses	364,380	281,319	82,835	12,367
Employee compensation expenses related to nonforfeitable dividends related to unvested restricted shares	19,664	—	—	—
Adjusted net profit	933,946	477,159	722,578	107,878

Critical Accounting Policies and Estimates

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

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with certain retail partners, primarily in the PRC and Indonesia, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the retail partners are licensed to operate the retail partner stores and are authorized to sell, in their own retail stores, the products that they have purchased from us. Revenue from sales to these retail partners is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the retail partners sell the products to their customers in their own retail stores.

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

Write-down of inventories

We determine the write-down for obsolescence of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, we consider factors such as inventory aging, forecast product demands, historical pricing trends and anticipated future pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

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

Impairments of goodwill

Goodwill is tested by us annually and when there is an indication that the related cash generating unit may be impaired. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by our board of directors. There are a number of assumptions and estimates involved in the preparation of future cash flow forecasts. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

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

Depreciation and amortization

Property, plant and equipment, right-of-use assets and intangible assets, are depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. The useful lives are based on our historical experience with similar assets. The depreciation and amortization expenses for future periods are adjusted if there are material changes from previous estimates.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB2,854.0 million, RMB6,771.7 million and RMB5,348,5 million (US$798.5 million) as of June 30, 2020, 2021 and 2022, respectively. As of June 30, 2022, 73.5%, 21.8%, 0.1% and 4.6% of our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Hong Kong dollars and other currencies, respectively. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of June 30, 2022, we did not have any unused banking facilities. In July 2022, we completed a global offering of our ordinary shares and listed our ordinary shares on the Main Board of the Hong Kong Stock Exchange for trading under the stock code “9896.” We raised net proceeds of approximately HK$482.1 million from the global offering after deducting underwriting commissions and other offering related costs and expenses payable by us, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters.

As of June 30, 2022, we had outstanding borrowings of RMB6.9 million (US$1.0 million), compressing (i) a loan obtained from a minority shareholder of our subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB6,503,000 on June 30, 2022), an interest rate of 3% per annum, and a maturity date of June 30, 2027, (ii) a loan obtained from a minority shareholder of our subsidiary in Ukraine with principal amount of US$20,000 (equivalent to RMB133,000 on June 30, 2022), an interest rate of 9% per annum, and a maturity date in December 2022, and (iii) an interest-free loan obtained from the Canadian government with principal amount of CAD60,000 (equivalent to RMB312,000 on June 30, 2022) and a maturity date of December 31, 2022.

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from June 30, 2022.

In utilizing the proceeds from public offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	826,484	916,320	1,406,262	209,949
Net cash (used in)/generated from investing activities	462,815	(518,797)	(2,125,918)	(317,391)
Net cash generated from/(used in) financing activities	(117,706)	3,536,184	(733,559)	(109,517)
Net increase in cash and cash equivalents	1,171,593	3,933,707	(1,453,215)	(216,959)
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	1,010,981
Effect of movements in exchange rates on cash held	(3,831)	(16,034)	30,054	4,487
Cash and cash equivalents at the end of the fiscal year	2,853,980	6,771,653	5,348,492	798,509

Operating activities

Net cash generated from operating activities for the fiscal year ended June 30, 2022 was RMB1,406.3 million (US$209.9 million). This amount was primarily attributable to a profit of RMB639.7 million (US$95.5 million) for the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB389.9 million (US$58.2 million), and (ii) income tax of RMB267.1 million (US$39.9 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a decrease in inventories of RMB308.0 million (US$46.0 million) and (ii) an increase in trade and other payables of RMB180.1 million (US$26.9 million), partially offset by an increase in trade and other receivables of RMB190.1 million (US$28.4 million). The decrease in inventories was mainly due to enhanced inventory management so as to reduce inventory level of offline stores. The increase in trade and other payables was mainly due to increases in accrued expenses on licensing expenses and listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Hong Kong Stock Exchange. The increase in trade and other receivables was mainly due to increases in prepayments for listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Hong Kong Stock Exchange and VAT recoverable.

Net cash generated from operating activities for the fiscal year ended June 30, 2021 was RMB916.3 million. This amount was primarily attributable to loss of RMB1,429.4 million for the year, as adjusted by certain non-cash items, primarily consisting of (i) fair value changes of redeemable shares with other preferential rights of RMB1,625.3 million, (ii) equity-settled share-based payment expenses of RMB281.3 million, (iii) depreciation and amortization of RMB265.0 million, and (iv) interest on lease liabilities of RMB26.8 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a RMB386.7 million increase in trade and other payables, (ii) a RMB93.2 million increase in inventories, (iii) a RMB80.1 million increase in trade and other receivables, and (iv) a RMB34.4 million increase in contract liabilities. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in trade and other receivables was primarily due to increases in trade receivables, value-added tax recoverable and rental deposits. The increase in inventories was primarily caused by the rapid development of our new initiatives such as the TOP TOY brand and e-commerce.

Net cash generated from operating activities for the fiscal year ended June 30, 2020 was RMB826.5 million. This amount was primarily attributable to loss of RMB130.1 million for the year from continuing operations, as adjusted by certain non-cash items, primarily consisting of (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights of RMB680.0 million, (ii) equity-settled share-based payment expenses of RMB364.4 million, (iii) depreciation and amortization of RMB268.7 million, and (iv) impairment loss on non-current assets of RMB36.8 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a RMB50.3 million increase in trade and other payables, (ii) a RMB120.2 million increase in trade and other receivables, (iii) a RMB86.7 million increase in inventories, (iv) cash flows from discontinued operations of RMB68.1 million, and (v) a RMB29.0 million decrease in contract liabilities. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increases in trade and other receivables and inventories were primarily caused by the disruption of our overseas operation and the associated slowdown in product sales in the first half of 2020 resulting from the adverse impact of COVID-19.

Investing activities

Net cash used in investing activities in the fiscal year ended June 30, 2022 was RMB2,125.9 million (US$317.4 million), consisting primarily of payment for purchases of other investments of RMB12,627.3 million (US$1,885.2 million), payment for acquisition of land use right of RMB944.1 million (US$141.0 million), acquisition of a subsidiary, net of cash acquired of RMB683.5 million (US$102.0 million) and payment for purchases of property, plant, equipment and intangible assets of RMB290.1 million (US$43.3 million), partially offset by proceeds from disposal of other investments of RMB12,525.5 million (US$1,870.0 million).

Net cash used in investing activities for the fiscal year ended June 30, 2021 was RMB518.8 million, consisting primarily of payments for investment in equity-accounted investee of RMB356.0 million, purchases of property, plant, equipment and intangible assets and other noncurrent assets of RMB180.3 million and purchase of other investments of RMB28,887.8 million, partially offset by proceeds for disposal of other investments of RMB28,787.8 million.

Net cash generated from investing activities for the fiscal year ended June 30, 2020 was RMB462.8 million, consisting primarily of proceeds from disposal of other investments of RMB4,176.4 million and repayment from the controlling shareholder of RMB297.1 million, partially offset by payments for purchases of other investments and property, plant and equipment and intangible assets of RMB3,821.6 million, and cash advances to the controlling shareholders of RMB101.5 million.

Financing activities

Net cash used in financing activities in the fiscal year ended June 30, 2022 was RMB733.6 million (US$109.5 million), primarily due to payment of capital element and interest element of lease liabilities of RMB317.0 million (US$47.3 million) and dividends payments of RMB306.3 million (US$45.7 million).

Net cash generated from financing activities for the fiscal year ended June 30, 2021 was RMB3,536.2 million, primarily due to net proceeds from our initial public offering in October 2020 of RMB4,178.9 million, partially offset by repayment of loans and borrowings of RMB416.6 million and payment of lease liabilities of RMB215.8 million.

Net cash used in financing activities for the fiscal year ended June 30, 2020 was RMB117.7 million, primarily due to payment of the capital element and interest element of lease liabilities of RMB193.8 million and dividend payments of RMB330.3 million, partially offset by proceeds from loans and borrowings from third parties of RMB410.7 million.

Holding company structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China may pay dividend from the after-tax profit after (i) it sets aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

Contingent Liabilities and Treasury Policy

Contingent liabilities

Commitment of tax payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to a local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB 160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. Our directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar years of 2021 and 2022, we have met or are expected to meet the commitment for the calendar years of 2021 and 2022, and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021 or 2022.

Lawsuits relating to intellectual property dispute

During the year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against parties including one of our PRC subsidiaries and two of our suppliers relating to intellectual property dispute. The total amount claimed against the PRC subsidiary was RMB50.0 million. Based on the assessment of our litigation counsels, the probability of losing the two cases by our subsidiary is considered to be low, and even if the claimant were to prevail, the total compensation amount that would be ordered by the court is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.

Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain of our PRC subsidiaries, one of our suppliers and a store operated by one of our franchisees relating to illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of our litigation counsels, the probability of losing the case by our subsidiary is considered to be low, and even if the claimant were to prevail, the total compensation amount that would be ordered by the court is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.

Off-balance sheet arrangements

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

Treasury policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

●	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.
●	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.
●	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Material Cash Requirements

Our material cash requirements as of June 30, 2022 and any subsequent interim period primarily include capital expenditures, purchase of inventories and contractual obligations, and we intend to fund those requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB57.0 million, RMB180.3 million and RMB1,234.2 million (US$184.3 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

On October 27, 2021, we acquired 80% equity interest in YGF Investment V Limited (“YGF Investment”), which owns the land use right of a parcel of land in Guangzhou for the purpose of establishing our new headquarters building, at a total consideration of RMB694.5 million. Upon the completion, YGF Investment became a wholly-owned subsidiary of our Company. We have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount were RMB6,257.5 million, RMB6,547.1 million and RMB6,642.5 million (US$991.7 million) in the fiscal years ended June 30, 2020, 2021 and 2022, respectively.

Contractual obligations

Capital commitments

Our capital commitment mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB13.5 million, RMB128.6 million and RMB842.9 million (US$125.8 million) as of June 30, 2020, 2021 and 2022, respectively. The capital commitments as of June 30, 2022 were mainly attributable to the construction of the new headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB603.0 million, RMB804.4 million and RMB651.1 million (US$97.2 million) as of June 30, 2020, 2021 and 2022, respectively.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and executive officers	Age	Position/Title
Guofu Ye	44	Founder, Chairman of the Board of Directors and Chief Executive Officer
Minxin Li	50	Director and Executive Vice President
Saiyin Zhang	42	Director, Chief Financial Officer and Executive Vice President
Lili Xu	41	Independent Non-executive Director
Yonghua Zhu	41	Independent Non-executive Director
Yongping Wang	53	Independent Non-executive Director
Na Dou	37	Executive Vice President
Yunyun Yang	45	Vice President

Mr. Guofu Ye has served as a director of our company since January 2020 and was re-designated as executive director upon the listing of our ordinary shares on the Hong Kong Stock Exchange in July 2022. Mr. Ye is our founder and has served as the chairman of our company and the chief executive officer of our company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our operations. Mr. Ye founded Miniso Corporation, our predecessor, in August 2009 and has since then served as the chief executive officer of Miniso Corporation until August 2018. After Miniso Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of Miniso Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China. Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.

Mr. Minxin Li has served as a director of our company since February 2020 and was re-designated as executive director upon the listing of our ordinary shares on the Hong Kong Stock Exchange in July 2022. Mr. Li has served as an executive vice president of our company since February 2020. Mr. Li is responsible for the overall strategy, legal and business development of our operations. Mr. Li served as an executive vice president in charge of business development at Miniso Corporation, our predecessor, from February 2010 to August 2018. After Miniso Guangzhou was established in October 2017, Mr. Li has been served as an executive vice president of Miniso Guangzhou in charge of business development from August 2018 and served as a director of Miniso Guangzhou from December 2018 to March 2020. Before that, Mr. Li operated his own franchisee business in the apparel industry and accumulated substantial industry experience.

Mr. Saiyin Zhang has served as a director of our company since February 2020 and was re-designated as executive director upon the listing of our ordinary shares on the Hong Kong Stock Exchange in July 2022. Mr. Zhang has served as the chief financial officer and executive vice president of our company since February 2020. Mr. Zhang is responsible for our overall strategy, accounting, and our capital markets activities. Mr. Zhang has served as an independent non-executive director of ClouDr Group Limited (HKEx: 9955), a chronic condition management solution provider in China listed on the Main Board of the Hong Kong Stock Exchange, since July 2022. Mr. Zhang joined Miniso Corporation in July 2017 and served as the chief financial officer and a vice president of Miniso Corporation from July 2017 to October 2018. After Miniso Guangzhou was established, Mr. Zhang served as a director of Miniso Guangzhou from December 2018 to March 2020 and have been serving as the chief financial officer and an executive vice president of Miniso Guangzhou since October 2018. Prior to joining us, Mr. Zhang served as the assistant general manager and the chief financial officer of China Resources Textiles (Holdings) Company Limited, a company engaging in producing, processing and distribution of textile products and brand garments, from June 2015 to July 2017 and served multiple finance leadership roles at the same companies from April 2011 to May 2015. Prior to that, Mr. Zhang served as a manager of the finance department at Shenzhen Jinjia Color Printing Group Co., Ltd. (SZSE: 2191), a company engaging in the production and distribution of cigarette label products and the development and manufacture of package printing materials listed on the Shenzhen Stock Exchange, from September 2009 to March 2011. Mr. Zhang served as a senior auditor at the Shenzhen office of Deloitte Touche Tohmatsu Limited from July 2005 to September 2009. Prior to that, Mr. Zhang served in overseas investment and financing department at ZTE Corporation (SZSE: 0063; HKEX: 0763), a company providing integrated telecommunications and information technology solutions worldwide listed on the Shenzhen Stock Exchange and the Main Board of the Hong Kong Stock Exchange, from March 2004 to July 2005. Mr. Zhang received his bachelor’s degree in accounting from Huazhong Agricultural University in China in June 2002 and his master’s degree in accounting and finance from University of Birmingham in the United Kingdom in September 2003. Mr. Zhang is also a member of Association of Chartered Certified Accountants Southern China Steering Team since July 1, 2020.

Ms. Lili Xu has served as our independent director since October 2020 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the New York Stock Exchange, since February 2021. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China listed on the Main Board of the Hong Kong Stock Exchange, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the Hong Kong Stock Exchange, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the New York Stock Exchange, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014. Ms. Xu received a bachelor’s degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.

Mr. Yonghua Zhu has served as our independent director since October 2020 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z and a vice president of Meituan Dianping (HKEX: 3690). Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014, including as a partner from December 2013 to October 2014. Mr. Zhu received a master’s degree in finance from Newcastle University in the United Kingdom in December 2005.

Mr. Yongping Wang has served as our independent director since November 2021 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shenzhen Stock Exchange, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Hong Kong Stock Exchange, since June 2021. From April 2017 to May 2020, he served as an independent director at Winner Technology Co., Inc. (SZSE: 300609), a data operation services provider listed on the Shenzhen Stock Exchange. Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd., a limited liability company established in the PRC principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Before joining us, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002. Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

Ms. Na Dou has served as an executive vice president of our company since February 2020. Ms. Dou is responsible for product design and development of our operations. Ms. Dou served as an executive vice president of Miniso Corporation from September 2009 to August 2018 in charge of product design and development. After Miniso Guangzhou was established, Ms. Dou has served as an executive vice president of Miniso Guangzhou in charge of product development since August 2018 and as a director of Miniso Guangzhou from December 2018 to March 2020. Ms. Dou received her specialist degree in clinical medicine from Wuhan University in China in July 2004 and her bachelor’s degree in product design from Jiangnan University in China in July 2021.

Ms. Yunyun Yang has served as a vice president of our company since February 2020. Ms. Yang is responsible for the risk management and internal controls of our operations. Ms. Yang has been serving as a director of Miniso Corporation since August 2009 and served as an executive vice president of the risk management center of Miniso Corporation from September 2009 to August 2018. After Miniso Guangzhou was established, Ms. Yang has served as an executive vice president of Miniso Guangzhou in charge of risk management since August 2018 and as a director of Miniso Guangzhou from December 2018 to March 2020. Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.

B.	Compensation

For the fiscal year ended June 30, 2022, we paid an aggregate of RMB8.4 million (US$1.3 million) in cash to our executive officers and an aggregate of RMB1.4 million (US$0.2 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In September 2020, our shareholders and board of directors approved a share incentive plan to attract and retain qualified personnel, provide incentives to employees, directors and consultants, and promote the success of our business. The share incentive plan amended and restated share incentive plan(s) we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of the survived awards remain unchanged and continue to be effective and binding under the share incentive plan. To comply with Chapter 17 of the HKEx Listing Rules, on June 24, 2022, our board of directors amended and restated the 2020 share incentive plan, which we refer to as the Amended and Restated 2020 Share Incentive Plan in this annual report.

The maximum aggregate number of ordinary shares that may be issued under Amended and Restated 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 ordinary shares reserved for issuance pursuant to any awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On October 18, 2022, we transferred all of the 1,546,909 ADSs that we repurchased as of September 22, 2022 pursuant to a share repurchase program we adopted in December 2021 to our share incentive awards holding vehicles under the Amended and Restated 2020 Share Incentive Plan for future grants of share incentive awards. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs were deemed to be issued from the pool of 54,715,080 reserved shares under the Amended and Restated 2020 Share Incentive Plan, and thus the amount of reserved shares available for future grants was reduced to 48,527,444.

As of September 30, 2022, options to purchase a total of 8,072,844 ordinary shares and 66,256,428 restricted shares have been granted and outstanding under the Amended and Restated 2020 Share Incentive Plan.

Survived share incentive awards

The following paragraphs summarize the principal terms of share incentive awards we adopted previously and survived the termination of our previous share incentive plan(s), if any. Other than these terms, the survived share incentive awards are also bound by the terms of the Amended and Restated 2020 Share Incentive Plan.

Restricted shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees and issued these restricted shares to several share incentive holding vehicles to hold these restricted shares on behalf of our employees. The total number of restricted shares granted to our employees and held by those share incentive holding vehicles was subsequently reduced to 78,528,548 in September 2020. As of September 30, 2022, we have 66,256,428 restricted shares outstanding. All restricted shares granted are subject to repurchase arrangements and transfer restrictions.

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

Options

We issued a total of 31,618,125 ordinary shares to MCYP Management Limited, the holding vehicle that holds ordinary shares underlying the options granted and/or to be granted to grantees. The total number of ordinary shares issued to MCYP Management Limited for the grant of options was subsequently reduced to 14,057,500 in September 2020.

As of September 30, 2022, options to purchase a total of 8,072,844 ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

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

New share incentive awards

Apart from the survived share incentive awards, the Amended and Restated 2020 Share Incentive Plan also reserved certain amount of ordinary shares to be issued pursuant to any new awards to be granted under the Amended and Restated 2020 Share Incentive Plan.

The following paragraphs summarize the principal terms of the Amended and Restated 2020 Share Incentive Plan.

Type of Awards. The Amended and Restated 2020 Share Incentive Plan permits the awards of options, restricted share units, restricted shares or other types of award approved by a committee that administers the plan.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the Amended and Restated 2020 Share Incentive Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the Amended and Restated 2020 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the Amended and Restated 2020 Share Incentive Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Amended and Restated 2020 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the Amended and Restated 2020 Share Incentive Plan has a term of ten years from the date of effectiveness of the plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the

Amended and Restated 2020 Share Incentive Plan. To the extent required by the HKEx Listing Rules, amendments to the Amended and Restated 2020 Share Incentive Plan shall be subject to approval by our shareholders in a general meeting.

The following table summarizes, as of the date of this annual report, the number of restricted shares and options we have granted to our directors and executive officers.

	Restricted	Grant/Exercise		Date of
Name	Shares/Options	Price	Date of Grant	Expiration
Saiyin Zhang	*	US$0.036 per share	December 26, 2019	—
Na Dou	11,979,800	US$0.036 per share	December 26, 2019	—
Lili Xu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2021	January 16, 2030
All directors and executive officers as a group	19,937,036

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of September 30, 2022, our employees other than directors and executive officers as a group held (i) options to purchase 8,014,408 ordinary shares, with an exercise price of US$0.036 per share or US$0.000 per share, and (ii) 46,377,828 restricted shares.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the NYSE rules, the HKEx Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Lili Xu, Yonghua Zhu and Yongping Wang. Lili Xu is the chairwoman of our audit committee. We have determined that Lili Xu, Yonghua Zhu and Yongping Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Lili Xu qualifies as an “audit committee financial expert.” The audit committee is in compliance with Rule 3.21 of the HKEx Listing Rules and the Corporate Governance Code set out in Appendix 14 to the HKEx Listing Rules, or the Corporate Governance Code. Lili Xu, being the chairwoman of our audit committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the HKEx Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing the yearly report prepared by management assessing the effectiveness of our internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in our annual report on Form 20-F;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	assuming other duties and responsibilities as required under the NYSE Listed Company Manual and the HKEx Listing Rules.

Compensation Committee

Our compensation committee consists of Lili Xu, Yonghua Zhu, Yongping Wang and Guofu Ye. Yonghua Zhu is the chairman of our compensation committee. We have determined that Lili Xu, Yonghua Zhu and Yongping Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is in compliance with Rule 3.25 of the HKEx Listing Rules and the Corporate Governance Code. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	assuming other duties and responsibilities as required under the NYSE Listed Company Manual and the HKEx Listing Rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Lili Xu, Yonghua Zhu, Yongping Wang and Guofu Ye. Yongping Wang is the chairman of our nominating and corporate governance committee. Lili Xu, Yonghua Zhu and Yongping Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee also complies with the requirements in respect of nomination committee in the Corporate Governance Code. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and
●	assuming other duties and responsibilities as required under the NYSE Listed Company Manual and the HKEx Listing Rules.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board, any director so appointed shall hold office only until the first annual general meeting after his or her appointment and shall then be eligible for re-election at that meeting. Save for the foregoing, our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 3,372 full-time employees as of June 30, 2022. As of June 30, 2022, 1,976 of our full-time employees are located in China and 1,396 full-time employees are located in certain overseas countries. The following table sets forth the number of our employees in China by function as of June 30, 2022.

Functions	Number of Employees
Product Development and Supply Chain Management	668
General and Administrative	482
Operations	1,614
Sales and Marketing	208
Technology	218
Business Development	102
Logistics	80
Total	3,372

Our total remuneration cost incurred for the fiscal year ended June 30, 2022 was RMB864.7 million, as compared to RMB916.2 million for the fiscal year ended June 30, 2021.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. We use various methods for our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through headhunter firms or agents, to satisfy our demand for different types of talents. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. We provide training programs for our employees in order to enhance their professional and technical skills and understanding of our industry. We design and offer different training programs for employees at different positions and departments based on their differing needs. As a result, we have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any work stoppages due to labor disputes in the past. None of our employees are represented by labor unions.

Under applicable laws, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under applicable laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development. Certain of our PRC subsidiaries made insufficient contributions to social security insurance and housing provident fund. If we were ordered to make such payment, we would do so within the prescribed period. As of the date of this annual report, no material administrative action, fine or penalty had been taken or imposed by the relevant regulatory authorities against us with respect to our social security insurance contributions or housing provident fund, nor had we received any order or been informed to settle the under-contributions. Moreover, as of the date of this annual report, we were not aware of any complaint filed by any of our employees regarding our social security insurance and housing provident fund policy. For social security insurance, pursuant to the Urgent Notice on Enforcing the Requirement of the General Meeting of the State Council and Stabilizing the Levy of Social Security Insurance Payment promulgated on September 21, 2018, administrative enforcement authorities are prohibited from organizing and conducting centralized collection of enterprises’ historical social security insurance arrears.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment period.

E.	Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of August 31, 2022 by:

•	each of our current directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

Upon listing on the Hong Kong Stock Exchange, we unwound our dual-class shareholding structure by converting and re-designating issued shares, consisting of Class A ordinary shares, each of which entitled the holder thereof to one vote, and Class B ordinary shares, each of which entitled the holder thereof to three votes, into ordinary shares, each of which entitles the holder thereof to one vote.

Percentage of beneficial ownership is based on a total of 1,267,152,555 outstanding ordinary shares of our company as of August 31, 2022. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Accordingly, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Directors and executive officers**:	Amount	%†
Guofu Ye(1)	789,405,061	62.3%
Minxin Li(2)	56,151,532	4.4%
Saiyin Zhang	*	*
Lili Xu	*	*
Yonghua Zhu	*	*
Yongping Wang	—	—
Na Dou(3)	47,596,560	3.8%
Yunyun Yang(4)	789,405,061	62.3%
All directors and executive officers as a group	901,051,953	71.1%

Principal shareholders:
Mini Investment Limited(5)	328,290,482	25.9%
YYY MC LIMITED(6)	257,849,197	20.3%
YGF MC LIMITED(7)	203,265,382	16.0%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding on an as-converted basis.
**

Unless otherwise specified in this annual report, the business address of our directors and executive officers is 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. The business address of Ms. Lili Xu is Rooms 401, 403 and 405(A), 4/F, No. 998 Wenyi West Road (Haichuang Yuan), Wuchang Street, Yuhang District, Hangzhou, Zhejiang Province, the People’s Republic of China. The business address of Mr. Yonghua Zhu is Hengdian Plaza, 4 Wangjing East Road, Chaoyang District, Beijing, the People’s Republic of China. The business address of Mr. Yongping Wang is Room 1910, Block B, SOHO Plaza, 8 Gongren Stadium North Road, Chaoyang District, Beijing, the People’s Republic of China.

†

For each person or group included in this column, percentage of ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of August 31, 2022, by the sum of (i) the total number of outstanding ordinary shares as of August 31, 2022, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days of August 31, 2022, such as ordinary shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of August 31, 2022.

(1)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 ordinary shares (including 8,800,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Mr. Ye is deemed to be a beneficial owner of the shares held by YYY MC LIMITED.

(2)

Represents 56,151,532 ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li and his family members as beneficiaries. Mr. Li is deemed to be the controlling person of the trust.

(3)

Represents 9,579,800 ordinary shares and 2,400,000 ordinary shares in the form of ADSs held by DN MC LIMITED, a British Virgin Islands company. DN MC LIMITED is wholly owned by Ms. Na Dou, and Ms. Na Dou is the sole director of DN MC LIMITED. The registered address of DN MC LIMITED is Portculis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

Each of MCYP Management Limited, MCYP Grand Management Limited, MCYP Fortune Management Limited, MCYP Great Management Limited, MCYP Evergreen Management Limited and MCYP Forever Management Limited has irrevocably appointed Ms. Na Dou as its proxy and authorized Ms. Na Dou to exercise, on behalf of it, the voting power of the shares of the Company beneficially owned by such entity at the discretion of Ms. Na Dou. The aggregate number of shares beneficially owned by these entities amounted to 1,956,016 ordinary shares and 8,415,186 ADSs representing 33,660,744 ordinary shares.

(4)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 ordinary shares (including 8,800,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by Mini Investment Limited and YGF MC LIMITED. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust.

(5)

Represents 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited. The business address of Mini Investment Limited is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China.

(6)

Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED. The business address of YYY MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China.

A loan arrangement has been entered with an authorised institution as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) (the “Loan Arrangement”), pursuant to which the 257,849,197 ordinary shares held by YYY MC LIMITED are subject to share pledge to another authorized institution as defined in the Banking Ordinance as security agent (the “Security Agent”).

(7)

Represents 194,465,382 ordinary shares and 8,800,000 ordinary shares in the form of ADSs held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. The business address of YGF MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.

Pursuant to the Loan Arrangement, 133,889,560 ordinary shares held by YGF MC LIMITED are subject to share pledge to Security Agent; 60,575,822 ordinary shares and 8,800,000 ordinary shares (in the form of ADSs) held by YGF MC LIMITED are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.

To our knowledge, as of August 31, 2022, on the same basis of calculation as above, 31.2% of our total issued and outstanding ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 347,033,180 ordinary shares represented by 86,758,295 ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Related Party Transactions

For the fiscal year ended June 30, 2020, Mr. Guofu Ye made repayment of RMB297.1 million in relation to interest-free cash advances made to Mr. Ye in connection with a reorganization in 2018. For the fiscal year ended June 30, 2021, we made a payment of RMB11.9 million to Mr. Guofu Ye to settle excessive payment made by Mr. Guofu Ye for the fiscal year ended June 20, 2020 in connection with a reorganization in 2018. Upon the payment of RMB11.9 million, the balance between Mr. Guofu Ye and us was fully settled.

For the fiscal year ended June 30, 2020, we made cash advances of RMB101.5 million to Mr. Guofu Ye for purposes of doing a reorganization. Such amount was fully repaid during the fiscal year ended June 30, 2020.

For the fiscal year ended June 30, 2020, we made cash advances of RMB5.2 million to Nome Design (Guangzhou) Limited, or Nome, a company controlled by Mr. Guofu Ye, which was subsequently fully repaid in July 2020.

During the fiscal years ended June 30, 2020, 2021 and 2022, we also purchased goods from Nome for a consideration of RMB648.0 thousand, RMB581.0 thousand and RMB112.0 thousand (US$16.7 thousand), respectively. As of June 30, 2022, the total amount of outstanding payable from Nome was RMB126.0 thousand (US$19.0 thousand).

In December 2020, we formed a joint venture in the British Virgin Islands with YGF MC Limited, a company jointly controlled by our controlling shareholders, Mr. Guofu Ye and Ms. Yunyun Yang, to acquire land use right of a parcel of land in Guangzhou and to establish a new headquarters building for MINISO through such joint venture’s subsidiary in Guangzhou, Mingyou Industrial Investment (Guangzhou) Limited, or Mingyou. We held 20% of the shares of the joint venture company while YGF MC Limited held the remaining 80% of the shares of the joint venture company. In October 2021, we acquired the remaining 80% equity interest in YGF Investment and became fully entitled to the land use right of the parcel of land for establishing our new headquarters building. The total consideration of this transaction was RMB694.5 million. The consideration has been fully settled in cash on October 29, 2021.

For the fiscal years ended June 30, 2020, 2021 and 2022, we purchased goods from Shanghai Kerong Network Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB177.4 million, RMB38.1 million and RMB15.5 million (US$2.3 million), respectively. As of June 30, 2022, our outstanding payable amount to Shanghai Kerong Network Limited was RMB1.2 million (US$0.2 million).

For the fiscal years ended June 30, 2020, 2021 and 2022, we purchased goods from Shenzhen Zhizhi Brand Incubation Limited, or Shenzhen Zhizhi, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB52.4 million, RMB22.2 million and RMB4.4 million (US$0.7 million), respectively. Mr. Ye sold the equity interests in Shenzhen Zhizhi beneficially owned by him to a third party on September 25, 2021, and thus Shenzhen Zhizhi was no longer a related party of us since then.

For the fiscal years ended June 30, 2020, 2021 and 2022, we purchased catering services from Guangzhou Chuyunju Catering Service Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB10.2 million, RMB8.3 million and RMB8.8 million (US$1.3 million), respectively. As of June 30, 2022, our outstanding payable amount to Chuyunju Catering Service Co., Ltd. was RMB9.0 million (US$1.5 million). For the fiscal year ended June 30, 2022, we purchased catering services from Guangzhou Chuyunju Catering Management Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB3.1 million (US$0.5 million). As of June 30, 2022, our outstanding payable amount to Guangzhou Chuyunju Catering Management Co., Ltd. was RMB3.1 million (US$0.5 million).

For the fiscal years ended June 30, 2020, 2021 and 2022, we purchased lifestyle products from WoW Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB13.3 million, RMB19.0 thousand and RMB1.0 million (US$153.6 thousand), respectively. For the fiscal years ended June 30, 2021 and 2022, we also provided information technology support and consulting services to WoW Colour Beauty Guangdong Technology Limited for a consideration of RMB9.9 million and RMB7.1 million (US$1.1 million). As of June 30, 2022, our outstanding payable amount to and receivable amount from WoW Colour Beauty Guangdong Technology Limited were RMB70.0 thousand (US$10.0 thousand) and RMB2.2 million (US$0.3 million), respectively.

For the fiscal years ended June 30, 2021 and 2022, we purchased lifestyle products from Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB894.0 thousand and RMB53.0 thousand (US$7.9 thousand), and provided information technology support and consulting services to it for a consideration of RMB3.1 million and RMB5.7 million (US$0.8 million). For the fiscal year ended June 30, 2022, we also sold goods of RMB11.0 thousand (US$1.6 thousand) to it. As of June 30, 2022, outstanding payable amount to and receivable amount from Haydon (Shanghai) Technology Co., Ltd. were RMB53 thousand (US$8 thousand) and RMB2.2 million (US$0.3 million), respectively.

For the fiscal year ended June 30, 2022, we purchased lifestyle products from ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB48.0 thousand (US$7.2 thousand). For the fiscal year ended June 30, 2022, we also provided information technology support and consulting services to ACC Super Accessories Shenzhen Technology Limited for a consideration of RMB2.7 million (US$395.8 thousand). As of June 30, 2022, outstanding payable amount to and receivable amount from ACC Super Accessories Shenzhen Technology Limited were RMB0.1 million (US$22.0 thousand) and RMB0.5 million (US$79.0 thousand), respectively.

For the fiscal year ended June 30, 2022, we provided information technology support and consulting services to Henhaohe Tea Guangdong Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB8.4 million (US$1.3 million). As of June 30, 2022, our outstanding receivable amount from Henhaohe Tea Guangdong Limited was RMB0.2 million (US$36.0 thousand).

For the fiscal years ended June 30, 2021 and 2022, we purchased lifestyle products from 199 Global Holding (Guangzhou) Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB135.0 thousand and RMB190.0 thousand (US$28.4 thousand). As of June 30, 2022, outstanding payable amount to 199 Global Holding (Guangzhou) Limited was nil.

For the fiscal year ended June 30, 2021, we sold lifestyle products to Miniso Technology (Guangzhou) Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB1.3 million.

For the fiscal year ended June 30, 2020, we received prepayments of RMB4.0 million from Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye, for purchase of goods from us. During the fiscal years ended June 30, 2020 and 2021, we sold goods of RMB0.2 million and RMB5.3 million to Miniso Lifestyle Nigeria Limited, respectively. As of June 30, 2022, the outstanding balance between Miniso Lifestyle Nigeria Limited and us was nil.

For the fiscal years ended June 30, 2021 and 2022, we sold goods of RMB9.9 million and RMB17.0 million (US$2.5 million), respectively, to OasVision International Limited, a company controlled by Mr. Guofu Ye.

For the fiscal years ended June 30, 2021 and 2022, we provided a performance guarantee amounted to RMB160.0 million (US$23.9 million) to a local government in Guangzhou for the commitment of tax levies paid by Mingyou and subsidiaries of MINISO Guangzhou. The guarantee was released as Mingyou and subsidiaries of MINISO Guangzhou paid the committed amount. Mingyou became our subsidiary after we acquired the holding company of Mingyou in October 2021.

In June 2022, we entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye, for storage of inventories. At the commencement date of the lease, we recognized a right-of-use asset and a lease liability of RMB35.4 million. For the fiscal year ended June 30, 2022, we paid lease payments of RMB4.1 million (US$619.1 thousand) to Miniso (Zhaoqing) Industrial Investment Co., Ltd. As of June 30, 2022, lease liabilities due to Miniso (Zhaoqing) Industrial Investment Co., Ltd. was RMB31.4 million (US$4.7 million).

From December 2019 to April 2020, we disposed of certain loss-making subsidiaries to companies controlled by Mr. Guofu Ye. See “Item 4. Information on the Company—A. History and Development of the Company.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become involved in legal proceedings and subject to claims that arise in the ordinary course of our business. For example, we and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Adeel Ashraf v. MINISO Group Holding Limited et al. (Case No. 2:22-cv-05815) filed on August 17, 2022 in the United States District Court for the Central District of California. The complaint alleges, in sum and substance, that our IPO registration and prospectus (“Offering Documents”) were false or misleading, in violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, in that the Offering Documents allegedly misrepresented the Company’s franchisee business model and failed to disclose that the IPO proceeds were diverted for improper purposes and that the Company’s business was in decline. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. This action is currently in its preliminary stage and we are unable to predict with certainty the outcome of the action and estimate the potential losses, if any.

In addition, we are currently involved in four labor disputes in California. Two of these cases are wage and hour actions, where two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in the two cases have reached a settlement agreement with us for US$1,250,000. The parties will file a motion to approve the settlement with the court. As advised by our legal adviser, the court approval on the settlement is final and conclusive. We have made a provision in connection with these two lawsuits as of December 31, 2021 based on the settlement amount agreed with the plaintiffs. We believe that the provision made is sufficient. The remaining two cases are a discrimination complaint and a wage and hour compliant filed by an employee of our subsidiary in the United States with California’s Division of Labor Standards Enforcement (DLSE), California’s state wage/hour enforcement agency. We are waiting for the DLSE to set a final merits determination hearing. The amount alleged by the employee is US$386,366.66. Based on the advice of our legal adviser, the allegations in these two cases are lack of merits, and we will defense vigorously against the allegations. As a result, we believe that the probability of an unfavorable ruling against us is low and no provision has therefore been made in respect of these two cases.

Besides, we are also involved in lawsuits in relation to intellectual property disputes and illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—Our Company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit.”

Dividend Policy

Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors.

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million (RMB306.3 million), which was funded by surplus cash on our balance sheet.

On August 17, 2022, our board of directors declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable to the holders of the ADSs as of the close of business on September 9, 2022 and to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was approximately US$53.5 million (RMB360.8 million), which was funded by surplus cash on our balance sheet.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

If we pay any dividends on our ordinary shares, with respect to holders of the ADSs, our depositary, as the registered holder of ordinary shares, will pay such amounts to the ADS holders to the same extent as holders of our ordinary shares, in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing
A.	Offering and Listing Details

Our ADSs have been listed on The New York Stock Exchange since October 15, 2020. Our ADSs currently trade on The New York Stock Exchange under the symbol “MNSO.” One ADS represented four ordinary shares.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since July 13, 2022 under the stock code “9896.”

B.	Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on The New York Stock Exchange since October 15, 2020 under the symbol “MNSO.”

Our ordinary shares have been listed on the Hong Kong Stock Exchange since July 13, 2022 under the stock code “9896.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

On July 11, 2022, we held a general meeting and, among others, (i) altered our authorized share capital by re-designating all authorized shares (whether issued or unissued) as ordinary shares, (ii) unwound our dual-class shareholding structure by converting and re-designating all issued shares, consisting of Class A ordinary shares, each of which entitled the holder thereof to one vote, and Class B ordinary shares, each of which entitled the holder thereof to three votes, into ordinary shares, each of which entitles the holder thereof to one vote, (iii) adopted the third amended and restated memorandum and articles of association, and (iv) adopted “名創優品集團控股有限公司” as our dual foreign name. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of our company. Under our third amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our third amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Ordinary shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Voting rights. In respect of all matters subject to a shareholders’ vote, each holder of ordinary shares is entitled to one vote per share on all matters subject to vote at our general meetings. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the HKEx Listing Rules to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes attaching to the ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. However, our third amended and restated memorandum and articles of association provide that we shall hold a general meeting as our annual general meeting in each financial year. The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as may be determined by our directors. Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance written notice of at least twenty-one (21) days is required for the convening of the annual general meeting and advance written notice of at least fourteen (14) days is required for the convening of any other general meeting of our shareholders (including an extraordinary general meeting). We may, however convene a general meeting on a shorter notice if it is agreed (a) in the case of an annual general meeting, by all shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the shareholders having a right to attend and vote at the meeting and present at the meeting. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the paid up capital of our company, on a one vote per share basis, that carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

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

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, provided always that any such repurchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

Issuance of additional shares. Our third amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our third amended and restated memorandum and articles of association also authorize our board of directors, subject to compliance with the HKEx Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may, subject to compliance with the HKEx Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, issue preferred shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, except as conferred by law or authorized by our directors or by an ordinary resolution of our shareholders and save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board of directors may impose) be open to inspection by our shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the HKEx Listing Rules as our board of directors may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. However, we intend to provide our shareholders with annual audited financial statements.

Anti-takeover provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors, subject to compliance with the HKEx Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company and the exercise of such rights and powers is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the HKEx Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.

Exempted company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum. The United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any of our ordinary shares, the ADSs or other securities shall be deemed to have notice of and consented to the provisions of our articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

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

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the paid up capital of our company, on a one vote per share basis that carry the right to vote at general meetings of our company, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our third amended and restated memorandum and articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings, however, our third amended and restated memorandum and articles of association provide that we shall hold a general meeting as our annual general meeting in each financial year.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our third amended and restated memorandum and articles of association do not provide for cumulative voting.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our third amended and restated memorandum and articles of association.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pan passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange.”

E.	Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to the enterprise income tax at the rate of 25% for its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

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

Provided that our Cayman Islands holding company, MINISO Group Holding Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions and interpretive rulings of the Internal Revenue Service (the “IRS”), all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) and their partners, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ADSs or ordinary shares.

General

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust that (A) is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (B) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax considerations of holding and disposing of our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder that holds ADSs will generally be treated as the holder of the underlying ordinary shares represented by those ADSs, and therefore deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of the ADSs or ordinary shares will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, and net gains from the sale or exchange of property producing such income. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended June 30, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld if we are deemed to be a PRC resident enterprise under PRC tax law) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to the U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period requirements are met. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares, both determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition and such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits Long-term capital gains of individuals and other non-corporate U.S. Holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “ —E. Taxation —People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of our ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or ordinary shares;
•

amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs or ordinary shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such gain or loss amounts. If a U.S. Holder makes a mark-to-market election, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such holder will not be required to take into account the mark-to-market income or loss described above during any period during which we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ADSs if we are or become a PFIC. However, there can be no assurance that our ADSs will continue to be regularly traded on a qualified exchange in later years. We have obtained approval-in-principle to list our ordinary shares on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own (as discussed below), a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

If we are classified as a PFIC, a U.S. Holder must generally file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk for the fiscal year ended June 30, 2022.

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

As of June 30, 2022, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents, trade and other receivables, trade and other payables and loans and borrowings, and expressed in Renminbi, were RMB477.7 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our profit after tax for the fiscal year ended June 30, 2022 would have increased or decreased by RMB4.7 million and our accumulated losses for the fiscal year ended June 30, 2022 would have decreased or increased by RMB4.7 million.

Item 12.Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent four ordinary shares (or a right to receive four ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

For the fiscal year ended June 30, 2022, we were entitled to receive RMB6.0 million (US$0.9 million) from the depositary as reimbursement for our expenses incurred for establishment and maintenance of the ADR program. This amount has been fully paid to us as of the date of this annual report.

Conversion between Ordinary Shares and ADSs

Our ordinary shares commenced trading on the Hong Kong Stock Exchange on July 13, 2022. Dealings in our ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Our ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 200 ordinary shares.

Dealings and settlement of shares in Hong Kong

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Financial Reporting Council, or FRC, transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	Computershare Hong Kong Investor Services Limited, or the Hong Kong Share Registrar, will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the HKEx Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate cancelled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her ordinary shares in his/her stock account or in his/her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the Hong Kong Stock Exchange. Under the HKEx Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second settlement day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Transfer of ordinary shares to Hong Kong share register

For the purposes of trading on the Hong Kong Stock Exchange, the ordinary shares must be registered in the Hong Kong Share Registrar maintained by Computershare Hong Kong Investor Services Limited. Our Cayman share registrar will continue to be maintained by Maples Fund Services (Cayman) Limited. An investor who holds ordinary shares and wishes to trade ADSs on the NYSE must deposit or have his/her broker deposit with The Hongkong and Shanghai Banking Corporation Limited, as custodian of our depositary bank (the “Depositary’s Custodian”), ordinary shares, or evidence of rights to receive ordinary shares, so as to receive the corresponding ADSs as described below.

Converting shares trading in Hong Kong to ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to deposit them for delivery of ADSs to trade on the NYSE must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, The Hongkong and Shanghai Banking Corporation Limited, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into the CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit ADS delivery instructions to the custodian via his or her broker.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed by the depositor.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete, because the ordinary shares must be moved from the Cayman register to the Hong Kong register in order to be eligible for CCASS. Other delays in ADS delivery may arise, in either case. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Surrender of ADSs for delivery of shares trading in Hong Kong

An investor who holds ADSs and who wishes to receive ordinary shares that trade on the Hong Kong Stock Exchange must surrender the ADSs to the depositary to receive delivery of ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for surrender of the ADSs, and delivery of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from the ADS program, an investor who holds ADSs may surrender such ADSs at the office of the depositary (and physically deliver the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by the surrendering investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary requirements

Before the depositary delivers ADSs or permits withdrawal of ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the HKEx Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds from Our Initial Public Offering in the United States

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-248991) relating to our initial public offering of 30,400,000 ADSs representing 121,600,000 then Class A ordinary shares, without taking into account over-allotment, at an initial offering price of US$20.00 per ADS. The registration statement was declared effective by the SEC on October 14, 2020. Goldman Sachs (Asia) L.L.C. and BofA Securities, Inc. were the representatives of the underwriters.

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

For the period from October 14, 2020 to June 30, 2022, we used approximately US$122.7 million of the net proceeds from our initial public offering, including approximately US$16.0 million in purchasing IT systems and renovating MINISO stores that we directly operated, and approximately US$106.1 million in our new headquarters building project, and US$0.6 million in the lease of a warehouse. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited the effectiveness of our internal control over financial reporting as of June 30, 2022, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Lili Xu, an independent non-executive director and chairwoman of our audit committee, is an audit committee financial expert.

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated:

	For the fiscal year ended June 30,
	2021	2022

	(in RMB thousands)
Audit fees(1)	10,380	22,500
Audit-related fees(2)	—	—
Tax fees(3)	541	416
All other fees(4)	929	989

Notes:

(1)

“Audit fees” represents the aggregate fees billed for each of the fiscal years listed above for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including audit fees relating to our global offering in connection with the listing on the Hong Kong Stock Exchange in 2022.

(2)

“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed above for assurance and related services by our principal accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees in footnote (1) above.

(3)	“Tax fees” represents the aggregate fees billed for each of the fiscal years listed above for professional services rendered by our principal accounting firm for tax compliance and tax advice.
(4)	“All other fees” represents the aggregate fees for services rendered by our principal accounting firm other than services reported under “audit fees,” “audit-related fees” and “tax fees.”

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 21, 2021, our board of directors authorized and approved a share repurchase program, under which we may repurchase up to US$200 million of our shares until the expiration of the program on September 21, 2022.

The table below is a summary of the shares repurchased by us during the effective period of the share repurchase program. All shares were repurchased in the open market pursuant to the share repurchase program adopted on December 21, 2021.

			Total Number of	Approximate
			ADSs Purchased	Dollar Value of
			as Part of the	ADSs that May
	Total Number of	Average Price	Publicly	Yet Be Purchased
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Under the Plan
December 2021	202,260	US$9.8	202,260	US$198.0 million
January 2022	168,509	US$9.6	168,509	US$196.4 million
February 2022	175,178	US$9.3	175,178	US$194.8 million
March 2022	403,150	US$8.4	403,150	US$191.4 million
April 2022	152,506	US$7.7	152,506	US$190.2 million
May 2022	175,526	US$6.3	175,526	US$189.1 million
June 2022	250,690	US$7.4	250,690	US$187.2 million
July 2022	10,000	US$7.8	10,000	US$187.2 million
August 2022	—	—	—	US$187.2 million
September 2022 (as of September 22, 2022)	9,090	US$5.6	9,090	US$187.1 million
Total	1,546,909	US$8.3	1,546,909

We transferred all of the 1,546,909 repurchased ADSs to our employee share incentive plan holding platforms for future grants of share incentive awards under the Amended and Restated 2020 Share Incentive Plan. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs are deemed to be issued from the pool of 54,715,080 reserved shares under the Amended and Restated 2020 Share Incentive Plan, and thus the amount of reserved shares available for future grants was reduced to 48,527,444.

Following the expiration of the share repurchase program we adopted in December 2021, our board of directors authorized and approved a new share repurchase program on September 29, 2022, under which we may repurchase up to US$100 million in value of its outstanding ordinary shares and/or the ADSs representing our ordinary shares over a period of 12 months starting from the date on which the new share repurchase program was approved.

On September 29, 2022, we were also informed by Mr. Guofu Ye, the chairman of our board of directors, chief executive officer and a controlling shareholder of our Company, of his intention to use his personal funds to purchase for his own account up to an aggregate of US$5 million worth of our ordinary shares and/or the ADSs, representing approximately 0.3% of the total issued share capital of our Company based on the ADS closing price as of September 28, 2022, within the next twelve months, pursuant and subject to, and consistent with, applicable laws, the relevant stock exchange rules and our Company’s securities trading policies.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We chose to follow corporate governance practices in the Cayman Islands, which is our home country, in the following area:

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands exempted company, and we are not required under applicable Cayman Islands law to seek shareholder votes. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and are exempted from the requirements of Section 303A.08 of the NYSE Listed Company Manual.

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NYSE certifying that under the laws of Cayman Islands, we are not required to follow the above-mentioned corporate governance practices.

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a majority of the board of directors consist of independent directors, (ii) a nominating committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. If we choose to reply on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to follow our home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of MINISO Group Holding Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1*	Third amended and restated memorandum and articles of association of the Registrant
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.1 of Form 6-K (file no. 001-39601) furnished with the SEC on July 5, 2022)
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

2.5*	Description of Securities
4.1*	Amended and Restated 2020 Share Incentive Plan
4.2

Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.4

Form of employment agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.5

English translation of the Capital Increase Agreement between YGF MC LIMITED and the Registrant dated December 11, 2020 (incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on September 17, 2021)

4.6*	English translation of the Equity Transfer Agreement between YGF MC LIMITED, YGF Investment V Limited and the Registrant dated September 23, 2021
8.1*	List of principal subsidiaries of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
	Name:	Guofu Ye
	Title:	Chief Executive Officer

Date: October 19, 2022

MINISO Group Holding Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of June 30, 2021 and 2022, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Assessment of write-down of inventories

As discussed in Note 21 to the consolidated financial statements, the Company had inventories of RMB1,188 million as of June 30, 2022. As discussed in Note 2(i), inventories are carried at the lower of cost or net realizable value. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Company considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies.

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

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the write-down of inventories. These included controls related to the Company’s estimation of forecasted future product demand and the estimated selling prices in future promotion events. We compared the prior period forecasted future product demand to actual results to assess the Company’s ability to accurately forecast. We evaluated the Company’s forecasted future product demand for a selection of inventory items by considering historical sales trends and any known changes that would impact future product demand. We evaluated the Company’s assessment of the estimated selling prices in future promotion events for a selection of inventory items based on historical pricing trends and the anticipated markdowns in planned promotion events.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Guangzhou, China

October 19, 2022

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Continuing operations
Revenue	6	8,978,986	9,071,659	10,085,649
Cost of sales	8	(6,246,488)	(6,640,973)	(7,015,888)

Gross profit		2,732,498	2,430,686	3,069,761
Other income	7	37,208	52,140	25,931
Selling and distribution expenses	8	(1,190,477)	(1,206,782)	(1,442,339)
General and administrative expenses	8	(796,435)	(810,829)	(816,225)
Other net income/(loss)	9	45,997	(40,407)	87,308
Credit loss on trade and other receivables		(25,366)	(20,832)	(28,924)
Impairment loss on non-current assets		(36,844)	(2,941)	(13,485)

Operating profit		766,581	401,035	882,027
Finance income		25,608	40,433	66,344
Finance costs		(31,338)	(28,362)	(33,396)

Net finance (costs)/income	10	(5,730)	12,071	32,948

Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	30	(680,033)	(1,625,287)	—
Share of loss of an equity-accounted investee, net of tax		—	(4,011)	(8,162)

Profit/(loss) before taxation		80,818	(1,216,192)	906,813
Income tax expense	11	(210,949)	(213,255)	(267,070)

(Loss)/profit for the year from continuing operations		(130,131)	(1,429,447)	639,743
Discontinued operations
Loss for the year from discontinued operations, net of tax	5	(130,045)	—	—

(Loss)/profit for the year		(260,176)	(1,429,447)	639,743

Attributable to:
Equity shareholders of the Company		(262,267)	(1,415,010)	638,170
Non-controlling interests		2,091	(14,437)	1,573

(Loss)/profit for the year		(260,176)	(1,429,447)	639,743

(Loss)/earnings per share
Basic (loss)/earnings per share (RMB)	12	(0.26)	(1.18)	0.53
Diluted (loss)/earnings per share (RMB)	12	(0.26)	(1.18)	0.52
(Loss)/earnings per share—Continuing operations
Basic (loss)/earnings per share (RMB)	12	(0.12)	(1.18)	0.53
Diluted (loss)/earnings per share (RMB)	12	(0.12)	(1.18)	0.52

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
(Loss)/profit for the year		(260,176)	(1,429,447)	639,743

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	13	6,361	(16,548)	40,494

Other comprehensive income/(loss) for the year		6,361	(16,548)	40,494

Total comprehensive (loss)/income for the year		(253,815)	(1,445,995)	680,237

Attributable to:
Equity shareholders of the Company		(256,583)	(1,429,621)	677,667
Non-controlling interests		2,768	(16,374)	2,570

Total comprehensive (loss)/income for the year		(253,815)	(1,445,995)	680,237

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

		As at June 30,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	14	76,316	419,894
Right-of-use assets	15	689,887	2,342,589
Intangible assets	16	61,005	43,066
Goodwill	17	19,640	19,388
Deferred tax assets	11(c)	168,552	154,333
Other receivables		—	28,274
Prepayments	18	138,481	201,682
Interest in an equity-accounted investee	19	352,062	—
		1,505,943	3,209,226
Current assets
Other investments	20	102,968	210,523
Inventories	21	1,496,061	1,188,095
Trade and other receivables	22	824,725	1,056,198
Cash and cash equivalents	23	6,771,653	5,348,492
Restricted cash	24	3,680	32,376
Term deposits		—	236,878
		9,199,087	8,072,562
Total assets		10,705,030	11,281,788
EQUITY
Share capital	31(a)	92	92
Additional paid-in capital	31(a)	8,289,160	7,982,824
Other reserves	31(b)	928,005	993,307
Accumulated losses		(2,558,291)	(1,944,581)

Equity attributable to equity shareholders of the Company		6,658,966	7,031,642
Non-controlling interests		(6,812)	(4,242)
Total equity		6,652,154	7,027,400

LIABILITIES
Non-current liabilities
Contract liabilities	6	59,947	51,658
Loans and borrowings	26	6,925	6,503
Lease liabilities	28	483,144	393,068
Deferred income	29	20,005	14,488
		570,021	465,717
Current liabilities
Loans and borrowings	26	13,669	445
Trade and other payables	27	2,809,182	3,072,991
Contract liabilities	6	266,919	361,522
Lease liabilities	28	321,268	257,997
Deferred income	29	6,060	6,295
Current taxation		65,757	89,421
		3,482,855	3,788,671
Total liabilities		4,052,876	4,254,388
Total equity and liabilities		10,705,030	11,281,788

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company

			Additional			Share-based		PRC				Total
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	(deficit)/
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2019		—	141,044	117,912	(8,694)	122,058	(11,079)	39,726	(525,756)	(124,789)	10,815	(113,974)
Changes in equity for the year ended June 30, 2020
Loss for the year		—	—	—	—	—	—	—	(262,267)	(262,267)	2,091	(260,176)
Other comprehensive income for the year		—	—	—	—	—	5,684	—	—	5,684	677	6,361
Total comprehensive (loss)/income for the year		—	—	—	—	—	5,684	—	(262,267)	(256,583)	2,768	(253,815)
Issuance of ordinary shares		69	10,630	—	—	—	—	—	—	10,699	—	10,699
Consolidation of special purpose vehicles	31(b)(v)	—	10,699	—	(10,699)	—	—	—	—	—	—	—
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	364,380	—	—	—	364,380	—	364,380
Dividend declared	31(d)	—	—	—	—	—	—	—	(330,336)	(330,336)	—	(330,336)
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	6,696	(6,696)	—	—	—
Balance at June 30, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	Total (deficit)/
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the year ended June 30, 2021
Loss for the year		—	—	—	—	—	—	—	(1,415,010)	(1,415,010)	(14,437)	(1,429,447)
Other comprehensive loss for the year		—	—	—	—	—	(14,611)	—	—	(14,611)	(1,937)	(16,548)
Total comprehensive loss for the year		—	—	—	—	—	(14,611)	—	(1,415,010)	(1,429,621)	(16,374)	(1,445,995)
Capital injection from shareholders		1	1,193	—	—	—	—	—	—	1,194	—	1,194
Consolidation of special purpose vehicles	31(b)(v)	—	973	—	(973)	—	—	—	—	—	—	—
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	31(a)(iii)	9	4,178,851	—	—	—	—	—	—	4,178,860	—	4,178,860
Release of ordinary shares from share award scheme	31(a)(v)	5	(18,065)	—	18,060	—	—	—	—	—	—	—
Conversion of Series A preferred shares into Class A ordinary shares	30/31(a)(iv)	8	3,963,835	—	—	—	—	—	—	3,963,843	—	3,963,843
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	281,319	—	—	—	281,319	—	281,319
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	18,226	(18,226)	—	—	—
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	—	—	(4,021)	(4,021)
Balance at June 30, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		controlling	Total
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 31(a)	Note 31(a)	Note 31(b)(i)	Note 31(b)(v)	Note 31(b)(iii)	Note 31(b)(ii)	Note 31(b)(iv)
Balance at July 1, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the year ended June 30, 2022
Profit for the year		—	—	—	—	—	—	—	638,170	638,170	1,573	639,743
Other comprehensive income for the year		—	—	—	—	—	39,497	—	—	39,497	997	40,494
Total comprehensive income for the year		—	—	—	—	—	39,497	—	638,170	677,667	2,570	680,237
Dividend declared	31(d)	—	(306,255)	—	—	—	—	—	—	(306,255)	—	(306,255)
Exercise of options	31(a)(v)	—	589	—	—	—	—	—	—	589	—	589
Release of ordinary shares from share award scheme	31(a)(v)	—	(670)	—	670	—	—	—	—	—	—	—
Repurchase of shares	31(b)(v)	—	—	—	(82,160)	—	—	—	—	(82,160)	—	(82,160)
Equity settled share-based transactions	31(b)(iii)	—	—	—	—	82,835	—	—	—	82,835	—	82,835
Appropriation to statutory reserve	31(b)(iv)	—	—	—	—	—	—	24,460	(24,460)	—	—	—
Balance at June 30, 2022		92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	25(a)	1,236,985	1,111,031	1,636,392
Income tax paid		(342,438)	(194,711)	(230,130)
Cashflows from discontinued operations	5(b)	(68,063)	—	—
Net cash from operating activities		826,484	916,320	1,406,262
Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(56,974)	(180,279)	(290,108)
Payment for acquisition of land use right		—	—	(944,099)
Proceeds from disposal of property, plant and equipment and intangible assets		—	4,323	351
Payments for purchases of other investments		(3,821,580)	(28,887,790)	(12,627,323)
Proceeds from disposal of other investments		4,176,380	28,787,790	12,525,477
Placement of term deposits		—	—	(236,878)
Interest income		25,608	40,433	66,344
Investment income from other investments		26,387	66,837	63,801
Cash advances to a related party		(5,205)	—	—
Proceeds from repayment from related parties		—	14,713	—
Cash advances to the controlling shareholder		(101,462)	—	—
Proceeds from repayment from the controlling shareholder		297,105	—	—
Payments for investment in an equity-accounted investee		—	(356,000)	—
Acquisition of a subsidiary, net of cash acquired	33(b)	—	(8,824)	(683,483)
Loans and borrowings provided to third parties		(212)	—	—
Proceeds from repayment of loans and borrowings to third parties		5,437	—	—
Cash disposed in connection with disposal of discontinued operations	5(c)	(75,552)	—	—
Cashflows from discontinued operations	5(b)	(7,117)	—	—
Net cash from/(used in) investing activities		462,815	(518,797)	(2,125,918)
Cash flows from financing activities
Proceeds from capital injection from shareholders, subscription of restricted shares and exercise of options		9,150	2,795	589
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		—	4,178,860	—
Proceeds from loans and borrowings	25(b)	410,734	313	—
Repayment of loans and borrowings	25(b)	(2,889)	(416,588)	(5,295)
Repayment to the controlling shareholder		—	(11,946)	—
Payment for acquisition of non-controlling interest		(4,269)	—	—
Payments for acquisition of subsidiaries under common control	25(b)	(10,471)	—	—
Payment of capital element and interest element of lease liabilities	25(b)	(193,827)	(215,762)	(317,017)
Payments of repurchase of shares		—	—	(82,160)
Prepayments for repurchase of shares		—	—	(3,375)
Interest paid	25(b)	(6,266)	(1,488)	(1,000)
Dividends paid	31(d)	(330,336)	—	(306,255)
Payments of listing expenses relating to Hong Kong public offering		—	—	(19,046)
Cashflows from discontinued operations	5(b)	10,468	—	—
Net cash (used in)/from financing activities		(117,706)	3,536,184	(733,559)
Net increase/(decrease) in cash and cash equivalents		1,171,593	3,933,707	(1,453,215)
Cash and cash equivalents at the beginning of the year		1,686,218	2,853,980	6,771,653
Effect of movements in exchange rates on cash held		(3,831)	(16,034)	30,054
Cash and cash equivalents at the end of the year	23	2,853,980	6,771,653	5,348,492

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 General information and basis of preparation

1.1 General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares. The Company’s shares have been listed on The Stock Exchange of Hong Kong Limited since July 13, 2022.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle and pop toy products across the People’s Republic of China (the “PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

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

i)	On January 23, 2018, MINISO Hong Kong Limited (“MINISO HK”) was incorporated in Hong Kong as a wholly owned subsidiary of MINISO Guangzhou, which was mainly engaged in product sales to overseas distributors.
ii)	During the period from July 2018 to December 2018, MINISO HK acquired the equity interests of the Overseas Entities at an aggregate consideration of approximately RMB133,394,000. Since then, MINISO HK became an intermediate holding company of the subsidiaries conducting the Overseas Business and MINISO Guangzhou became the ultimate holding company of the Group.

(c)   Establishment of offshore holding structure

i)	On January 7, 2020, the Company was incorporated in the Cayman Islands.
ii)	On January 16, 2020 and January 26, 2020, MINISO Universal Holding Limited and MINISO Development Hong Kong Limited (“MINISO Development HK”) were incorporated in the British Virgin Islands (“BVI”) and Hong Kong, and were directly or indirectly owned by the Company.
iii)	On March 18, 2020, MINISO Development HK acquired 100% of equity interests in MINISO Guangzhou and became an intermediate offshore holding company of the Group’s operations in mainland China.

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

The consolidated statements of profit or loss, profit or loss and other comprehensive income, cash flows and changes in equity for the years ended June 30, 2020 included the results and operations of the companies then comprising the Group.

(d)   Discontinued operations

As part of the Reorganization, in May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. These discontinued operations were disposed of during the period from December 2019 to April 2020. See Note 5 for details.

1.3 Subsidiaries

Set out below was a list of the Company’s principal subsidiaries as at June 30, 2022:

	Place of		Group’s effective
	incorporation /	Registered/ issued	interest
Company name	establishment and business	and paid-up capital	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD1.00/-	100%	Investment holding
MINISO Global Holding Limited	Hong Kong	USD1.00/-	100%	Investment holding
MINISO Development HK	Hong Kong	HKD10,000/-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000/ HKD80,100,000	100%	Investment holding
MINISO HK	Hong Kong	HKD350,000,000/ HKD350,000,000	100%	Wholesale of lifestyle products
MINISO Guangzhou	PRC	RMB146,862,372/ RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd.	PRC	RMB10,000,000/-	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd.	PRC	RMB65,000,000/ RMB65,000,000	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd.	PRC	RMB10,000,000/ RMB5,000,000	100%	Online sales of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000/ IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	India	INR669,540,570/ INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD19,737,961/ USD19,737,961	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD100/CAD100	100%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.)	PRC	RMB5,000,000/-	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd.	PRC	RMB2,300,000,000/ RMB2,100,000,000	100%	Development of headquarters building

2 Significant accounting policies

(a) Statement of compliance

The Group has adopted June 30 as its financial year end date.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issue by the Company’s board of directors on October 19, 2022.

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

(b) Basis of measurement

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are stated at their fair value as explained in Note 2(m), Note 2(o) and Note 2(p).

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell (see Note 2(x)).

(c) Changes in accounting policies

The Group has also applied the following amendments to IFRSs issued by the IASB to these financial statements that are first effective for the current accounting period of the Group:

●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform - Phase 2

The adoption of the above amendments to IFRSs did not have a material impact on the consolidated financial statements of the Group.

The new and revised IFRSs issued by the IASB which are not yet effective for the current accounting period are set out in Note 39.

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

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

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

An investment in an associate is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see Note 2(x)).Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post- acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).

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

(v) Asset acquisition

Groups of assets acquired and liabilities assumed are assessed to determine if they are business or asset acquisitions. On an acquisition-by-acquisition basis, the Group chooses to apply a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

When a group of assets acquired and liabilities assumed do not constitute a business, the overall acquisition cost is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. An exception is when the sum of the individual fair values of the identifiable assets and liabilities differs from the overall acquisition cost. In such case, any identifiable assets and liabilities that are initially measured at an amount other than cost in accordance with the Group’s policies are measured accordingly, and the residual acquisition cost is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

When acquiring assets by obtaining a controlling interest in a legal entity that does not constitute a business as a step acquisition, the previously held equity interest is included as part of the cost of the acquisition and is not remeasured.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see Note 2(h)(ii)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

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

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Apartments	30 years
Leasehold improvements	Over the shorter of lease term
or the estimated useful lives
of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 – 5 years
Moulds	1 – 2 years

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

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(u)(v) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

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

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECL in accordance with the policy set out in Note 2(h)(i).

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

Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are classified as liabilities (see Note 2(p)).

(p) Paid-in capital subject to redemption and other preferential rights/Redeemable shares with other preferential rights

Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are redeemable at the request of the holders upon the occurrence of certain redemption events as agreed in the corresponding shareholders’ agreement.

Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are classified as financial liabilities at fair value through profit or loss. Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

Subsequent to initial recognition, the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are carried at fair value with changes in fair value recognized in the consolidated statements of profit or loss.

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

(ii) Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group also participates in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. Contributions to the plan vest immediately. There are no forfeited contributions for the MPF Scheme as the contributions are fully vested to the employees upon payment to the scheme. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

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

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from share-based payment reserve to share premium.

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

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

The Group allocates the transaction price expected to be received from franchisees or distributors to different performance obligations based on their relative standalone selling prices. In particular, the consideration in arrangements with franchisees and distributors includes sales-based amounts. Such sales-based amounts are excluded from the transaction price until the sales by franchisees have occurred and would be allocated entirely to the franchise/distributor license fees as they relate entirely to the Group’s promise to provide franchisees/distributors access to the Group’s brand name and trademarks.

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

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC and Indonesia, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees’ stores.

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

Sales to offline distributors

The Group has entered into a series of agreements with certain offline distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in its authorized territory and sell the products that they have purchased from the Group to the franchised stores in its authorized territory. Revenue from sales of products to these distributors is recognized at the point when the products have been shipped from or delivered to the specific locations according to the detailed agreement between the Group and distributors. Revenue is recognized based on the contract price, net of sales rebates.

Online sales

Revenue from online sales to customers, which are conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with certain online distributors, who are authorized to sell products to customers through their online stores on various major e-commerce platforms. Revenue is recognized when control of the goods has transferred according to respective agreed terms of delivery, which is at the point in time when the distributor obtains control of the distinct good.

(ii) License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group’s brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation services fees for such access. The fixed component of such royalties is recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii) Customer loyalty program

The Group has launched spend-based customer loyalty programs for MINISO and TOP TOY brand in the PRC, under which loyalty points are rewarded to end customers at a rate of 1 point per RMB1 spent in MINISO stores or 1 to 1.4 points per RMB1 spent in TOP TOY stores in the PRC based on the level of TOP TOY membership. The stores include self-operated stores and franchised stores operated by franchisees participating in the program, and through MINISO and TOP TOY WeChat Mini Programs. Each 100 points of MINISO brand or each 20 points of TOP TOY brand is redeemable for a cash value of RMB1 on future purchases when certain criteria are met. Transaction price is allocated to the product(s) and the loyalty points are rewarded on a relative standalone selling price basis. Revenue associated with the price allocation of loyalty points rewarded is deferred and a corresponding liability is established in contract liabilities.

The Group has established a premium paid membership program to cultivate customer loyalty and encourage repeat purchases. Under such membership program, customers pay membership fee in advance for subscriptions of premium members in a specific membership period, which ranges from 1 month to 1 year. Premium members are entitled to special prices for select products and additional discounts throughout membership period. The membership fee is recognized as revenue over the specific membership period. Unamortized portion of upfront membership fees received were recognized as contract liabilities.

(iv) Interest income

Interest income is recognized as it accrues using the effective interest method.

(v) Government grants

Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(v) Translation of foreign currencies

(i) Functional and presentation currency

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

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

(w) Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

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

(g) Fair value measurement of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

The paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. Key assumptions, such as weighted average cost of capital, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 30. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(h) Depreciation and amortization

Property, plant and equipment, right-of-use assets and intangible assets, are depreciated or amortized on a straight-line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. The useful lives are based on the Group’s historical experience with similar assets. The depreciation and amortization expenses for future periods are adjusted if there are material changes from previous estimates.

4 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the four reportable segments during the year ended June 30, 2020, namely (i) MINISO brand (excluding Africa and Germany), (ii) MINISO brand in Africa and Germany, (iii) NOME brand, and (iv) Minihome brand. The operations of the MINISO brand in Africa and Germany and the NOME brand and Minihome brand were discontinued and disposed of by the Group as of June 30, 2020. During the year ended June 30, 2021, the Group developed a new brand namely TOP TOY and included it as one of the reportable segments. Therefore, the Group had two reporting segments of MINISO brand and TOP TOY brand as of and for the years ended June 30, 2021 and 2022.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2020, 2021 and 2022. The segment information is as follows:

Reportable segments	Operations
MINISO brand (excluding Africa and Germany)	Design, buying and sale of lifestyle products
MINISO brand in Africa and Germany*	Design, buying and sale of lifestyle products
NOME brand*	Design, buying and sale of clothing products and other household items
Minihome brand*	Design, buying and sale of furniture and other household items
TOP TOY brand	Design, buying and sale of pop toys

Note:

*

Businesses of NOME and Minihome brands and MINISO brand in Africa and Germany had been disposed of during the year ended June 30, 2020 and their results for the year have been classified as discontinued operations. See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2020
						Other
	Reportable segments					segment	Total
	MINISO
	brand	MINISO brand
	(excluding	in Africa and		Minihome
	Africa and	Germany	NOME brand	brand	Total reportable
	Germany)	(discontinued)*	(discontinued)*	(discontinued)*	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,721,620	80,746	187,046	15,154	9,004,566	257,366	9,261,932
Inter-segment revenue	40,887	—	6,380	—	47,267	50	47,317

Segment revenue	8,762,507	80,746	193,426	15,154	9,051,833	257,416	9,309,249
Segment profit/(loss) before taxation	716,759	(29,884)	(98,308)	(12,648)	575,919	44,092	620,011
Finance income	24,842	92	250	5	25,189	766	25,955
Finance costs	(31,273)	(1,616)	(108)	—	(32,997)	(65)	(33,062)
Depreciation and amortization	(268,359)	—	(828)	(1,830)	(271,017)	(310)	(271,327)
Other material non-cash items:
- credit loss on trade and other receivables	(25,357)	—	(43,470)	—	(68,827)	(9)	(68,836)
- impairment loss on non-current assets	(36,844)	—	(1,059)	(3,156)	(41,059)	—	(41,059)
Segment assets	5,727,281	—	—	—	5,727,281	108,970	5,836,251
Segment liabilities	3,732,134	—	—	—	3,732,134	45,836	3,777,970

	As at and for the year ended June 30, 2021
				Other
	Reportable segments			segment	Total
			Total reportable
	MINISO brand	TOP TOY brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511

Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit/(loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:
- credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
- impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	—	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

	As at and for the year ended June 30, 2022
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579

Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:
- credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
- impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	—	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

Note:

*	See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	9,051,833	8,841,998	9,917,044
Revenue for other segment	257,416	353,172	385,184
Elimination of inter-segment revenue	(47,317)	(123,511)	(216,579)
Elimination of discontinued operations	(282,946)	—	—
Consolidated revenue	8,978,986	9,071,659	10,085,649

ii. Profit before taxation
Total profit before taxation for reportable segments	575,919	354,550	859,501
Profit before taxation for other segment	44,092	58,556	97,455
Elimination of discontinued operations	140,840	—	—
Unallocated amounts:
— Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	(680,033)	(1,625,287)	—
— Share of loss of an equity-accounted investee, net of tax	—	(4,011)	(8,162)
— Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	—	—	(41,981)
Consolidated profit/(loss) before taxation from continuing operations	80,818	(1,216,192)	906,813

	As at June 30,
	2021	2022
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,188,040	8,830,028
Assets for other segment	164,928	171,163
Other unallocated amounts
—Interest in an equity-accounted investee	352,062	—
—Assets relating to construction of headquarters building	—	2,028,095
—Apartments for use as staff quarters	—	252,502
Consolidated total assets	10,705,030	11,281,788

iv. Liabilities
Total liabilities for reportable segments	3,995,757	4,173,410
Liabilities for other segment	57,119	62,341
Other unallocated amounts
—Liabilities relating to construction of headquarters building	—	18,637
Consolidated total liabilities	4,052,876	4,254,388

v. Other material items

	For the year ended June 30, 2020
	Reportable		Elimination of
	segment	Other	discontinued	Consolidated
	totals	segment	operations	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	25,189	766	(347)	25,608
Finance costs	(32,997)	(65)	1,724	(31,338)
Depreciation and amortization	(271,017)	(310)	2,658	(268,669)
Credit loss on trade and other receivables	(68,827)	(9)	43,470	(25,366)
Impairment loss on non-current assets	(41,059)	—	4,215	(36,844)

	For the year ended June 30, 2021
	Reportable
	segment	Other	Consolidated
	totals	segment	totals
	RMB’000	RMB’000	RMB’000
Finance income	38,867	1,566	40,433
Finance costs	(28,345)	(17)	(28,362)
Depreciation and amortization	(263,950)	(1,069)	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	(20,832)
Impairment loss on non-current assets	(2,941)	—	(2,941)

	For the year ended June 30, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	—	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	—	(28,924)
Impairment loss on non-current assets	(13,485)	—	—	(13,485)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile) (of which RMB202,201,000 related to discontinued operations in the year ended June 30, 2020)	6,246,301	7,291,219	7,442,156
Other Asian countries excluding the PRC	1,428,035	961,622	1,174,323
America	1,221,058	584,630	1,189,119
Europe (of which RMB11,311,000 related to discontinued operations in the year ended June 30, 2020)	183,480	117,214	174,691
Others (of which RMB69,434,000 related to discontinued operations in the year ended June 30, 2020)	183,058	116,974	105,360
Discontinued operations	(282,946)	—	—
	8,978,986	9,071,659	10,085,649

	As at June 30,
	2021	2022
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	902,793	2,575,241
Other Asian countries excluding the PRC	82,414	63,021
America	191,304	204,459
Europe	22,399	10,490
	1,198,910	2,853,211

Non-current assets exclude deferred tax assets and non-current prepayments.

5 Discontinued operations and assets and liabilities held for sale

In May 2019, the board of directors approved a plan to dispose the NOME Business, Minihome Business, MINISO African Business and MINISO German Business within one year. As of June 30, 2020, the disposal transactions as further described below had been completed. Accordingly, the results of these operations were included as discontinued operations for the year ended June 30, 2020. MINISO African Business included MINISO Nigeria, Uganda, South Africa, Tanzania and Kenya.

During the period from January 2020 to March 2020, the Group entered into the share purchase agreements, pursuant to which the Group agreed to sell its entire equity interests in the Minihome Business and NOME Business to several companies owned by Mr. Ye Guofu, the controlling shareholder of the Group, at an aggregate of considerations of RMB4.

During the period from December 2019 to April 2020, the Group entered into several share purchase agreements, pursuant to which the Group agreed to sell its entire equity interests in MINISO Nigeria, Uganda, South Africa, Tanzania and Germany to several companies owned by Mr. Ye Guofu, the controlling shareholder of the Group, at an aggregate of considerations of RMB7.

In January 2020, the Group entered into a share purchase agreement, pursuant to which the Group agreed to sell its entire equity interests in MINISO Kenya to a third party at a consideration of RMB1.

The above disposal transactions were completed during the year ended June 30, 2020.

(a) Results of discontinued operations

		For the year ended June 30,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000

Revenue		289,326	—	—
Elimination of inter-segment revenue		(6,380)	—	—
External revenue		282,946	—	—
Expenses		(423,786)	—	—
External expenses		(423,786)	—	—
Results from operating activities	4	(140,840)	—	—
Income tax		—	—	—
Results from operating activities, net of tax		(140,840)	—	—
Gain on disposal of subsidiaries		10,795	—	—

Loss from discontinued operations, net of tax		(130,045)	—	—
Loss per share – discontinued operations
Basic (RMB)		(0.14)	—	—
Diluted (RMB)		(0.14)	—	—

The loss from discontinued operations of RMB130,045,000 for the year ended June 30, 2020 was attributable entirely to the equity shareholders of the Company.

(b) Cash flows used in discontinued operations

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(68,063)	—	—
Net cash used in investing activities	(7,117)	—	—
Net cash from financing activities	10,468	—	—
Net cash flows for the year	(64,712)	—	—

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

6 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers (excluding revenue related to discontinued operations) is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 4).

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Major products/service lines
—Sales of lifestyle and pop toy products
— Retail sales in self-operated stores	364,638	323,775	555,226
— Product sales to franchisees	4,584,288	5,506,365	5,499,267
— Sales to offline distributors	2,683,829	1,509,840	2,072,061
— Online sales	308,455	663,197	651,039
— Other sales channels	114,204	33,499	220,069
Sub-total	8,055,414	8,036,676	8,997,662
—License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	78,469	72,392	109,166
— Sales-based royalties	82,444	97,848	97,453
— Sales-based management and consultation service fees	426,731	488,138	478,775
Sub-total	587,644	658,378	685,394
—Others*	335,928	376,605	402,593
	8,978,986	9,071,659	10,085,649

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Primary geographical markets
— the PRC	6,044,100	7,291,219	7,442,156
— Other Asian countries excluding the PRC	1,428,035	961,622	1,174,323
— America	1,221,058	584,630	1,189,119
— Europe	172,169	117,214	174,691
— Others	113,624	116,974	105,360
	8,978,986	9,071,659	10,085,649
Timing of revenue recognition
— Point in time	8,391,342	8,413,281	9,321,490
— Over time	587,644	658,378	764,159
Revenue from contracts with customers	8,978,986	9,071,659	10,085,649

Revenue from individual customer contributing over 10% of total revenue of the Group during the years ended June 30, 2020, 2021 and 2022 is set out as below:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue from contracts with customers	N/A*	941,541	N/A*

Note:

*	Less than 10% of the Group’s revenue in the respective year.
(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at June 30,
		2021	2022
	Note	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	22	315,001	290,681
Contract liabilities
—Current portion		(266,919)	(361,522)
—Non-current portion		(59,947)	(51,658)
Total contract liabilities		(326,866)	(413,180)

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
—Advance payments received from customers for purchase of goods	235,435	219,192
—Deferred revenue related to license fees	91,431	88,536
—Deferred revenue related to membership fees	—	96,025
—Deferred revenue related to loyalty points	—	9,427
	326,866	413,180

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2020	292,513
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(218,287)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	235,435
Increase in contract liabilities as a result of receiving payment of license fees	17,205
Balance at June 30, 2021	326,866
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(266,919)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	219,192
Increase in contract liabilities as a result of receiving payment of license fees	28,589
Increase in contract liabilities as a result of receiving payment of membership fees	96,025
Increase in contract liabilities as a result of loyalty points	9,427
Balance at June 30, 2022	413,180

As of June 30, 2021 and 2022, license fees expected to be recognized as revenue after one year were RMB59,947,000 and RMB51,658,000 respectively.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2021 and 2022, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB91,431,000 and RMB193,988,000, respectively. These amounts represented revenue of license fees, membership fees income and revenue associated with loyalty points. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 47 years and the next 1 to 46 years as at June 30, 2021 and 2022, respectively. Membership fee income is expected to be recognized in the future based on the subscribed membership period, which ranges from 1 month to 1 year. Revenue associated with loyalty points are expected to be recognized when the points are redeemed or when they expire, which is expected to occur within 1 year.

(iv)	COVID-19 impact on revenue

The COVID-19 outbreak has impacted the Group’s revenue and operations since late January 2020.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in the PRC. In response to intensifying efforts to contain the spread of the virus, the Group’s self-operated stores and franchised stores in the PRC were all temporarily closed from late January 2020. Those stores were gradually re-opened since early March 2020. This has resulted in a reduction in revenue from retail sales and product sales to franchisees in the PRC during the period from late January to March 2020. During the period from April to June 2020, the Group’s self-operated stores and franchised stores in the PRC gradually resumed normal operations and revenue from retail sales in self-operated stores and product sales to franchisees in the PRC recovered accordingly. During the year ended June 30, 2021, the emergence of new variants in certain PRC areas has adversely impacted the Group’s retail sales and product sales to franchisees due to governmental restrictions in public places to reduce the spread of virus. During the year ended June 30, 2022, the outbreak of the Delta and Omicron variants of COVID-19 in several provinces in the PRC caused temporary store closures and suspension of online sales in these areas, as a result of governmental restriction measures. Accordingly, the Group recorded lower revenues in these impacted provinces during the year ended June 30, 2022.

The Group’s overseas business started to be adversely impacted since late March 2020 following the spread of COVID-19 around the world. Most of the Group’s overseas self-operated stores and franchised stores, have suffered from temporary closure and reduction of operating hours on occasion since late March 2020 through June 2021. The sales of stores owned by overseas distributors have also been adversely affected, which resulted in a reduction in revenue from sales to overseas distributors during the period from March 2020 to June 2021. During the year ended June 30, 2022, the sales of stores owned by overseas distributors gradually recovered although some of those stores that resumed operations also had reduced operating hours due to regional resurgences of COVID-19. The impact on sales in each overseas market has been dependent on the timing, severity and duration of the outbreak and measures implemented by government authorities to reduce the spread of COVID-19.

7 Other income

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Tax refund	606	1,279	3,231
Government grants (Note (i))	36,602	46,587	16,663
Income from depositary bank (Note 29)	—	4,274	6,037
	37,208	52,140	25,931

Note:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000) as disclosed in Note 26(a)(ii).

8 Expenses by nature

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 21(a))	6,246,488	6,581,456	6,870,976
Payroll and employee benefits (Note (i))	984,895	916,185	864,693
Rental and related expenses	45,186	12,139	33,354
Depreciation and amortization (Note (ii))	268,669	265,019	389,871
Licensing expenses	109,488	88,063	149,612
Promotion and advertising expenses	128,447	214,788	242,681
Logistics expenses	154,763	195,593	272,363
Travelling expenses	69,290	52,966	66,172
Other expenses	226,174	332,375	384,730
Total cost of sales, selling and distribution and general and administrative expenses	8,233,400	8,658,584	9,274,452

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	515,573	543,646	666,968
Contributions to social security contribution plan	51,587	56,325	77,903
Welfare expenses	33,691	34,895	36,987
Employee compensation expenses	19,664	—	—
Equity-settled share-based payment expenses (Note 32)	364,380	281,319	82,835
	984,895	916,185	864,693

Employee compensation expenses represented the non-forfeitable dividend paid to employees in December 2019 in connection with the unvested restricted shares granted to them under the 2018 Share Award Scheme (see Note 32).

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 14)	37,481	30,507	58,865
Right-of-use assets (Note 15)	214,117	213,490	309,606
Intangible assets (Note 16)	17,071	21,022	21,400
	268,669	265,019	389,871

9 Other net income/(loss)

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net foreign exchange gain/(loss) *	14,193	(114,177)	14,041
Losses on disposal of property, plants and equipment and intangible assets	(2,526)	(2,317)	(5,614)
Investment income from other investments	26,387	66,837	63,801
Scrap income	8,330	11,242	11,808
Net change in fair value of other investments	(1,465)	2,968	5,709
Litigation compensation	—	—	(15,576)
Gains relating to cancellation and modification of lease contracts	—	—	13,456
Others	1,078	(4,960)	(317)
	45,997	(40,407)	87,308

Note:

*	Net foreign exchange loss for the year ended June 30, 2021 was mainly caused by the depreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar proceeds obtained from the listing on the New York Stock Exchange in October 2020.

10 Net finance (costs)/income

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	25,608	40,433	66,344
	25,608	40,433	66,344
Finance costs
—Interest on loans and borrowings	(5,221)	(1,545)	(405)
—Interest on lease liabilities	(26,117)	(26,817)	(32,991)
	(31,338)	(28,362)	(33,396)
Net finance (costs)/income	(5,730)	12,071	32,948

11 Income taxes

(a) Taxation recognized in consolidated profit or loss:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year	306,679	200,170	252,989
Deferred tax
Origination and reversal of temporary differences (Note 11(c))	(95,730)	13,085	14,081
Tax expense on continuing operations	210,949	213,255	267,070

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

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

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the state of California, and thus they will be subject to state income tax rate of 8.84%. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 6.25% to 11.5% depending on the location of the operation.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate was progressively lowered from 25% to 22% for fiscal years ended December 31, 2020 and 2021, and remain 22% from fiscal year ending December 31, 2022 onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26%.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	80,818	(1,216,192)	906,813
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	(48,050)	118,766	214,704
Tax effect of share-based compensation expenses and employee compensation expenses (Note 8(i))	96,011	70,330	20,254
Tax effect of other non-deductible expenses	6,566	10,433	10,935
Tax effect of loss from waiver of intercompany receivables of discontinued operations *	(61,548)	—	—
Tax benefit from disposal of subsidiaries	(24,779)	—	—
Effect of preferential tax treatments on assessable profits of a subsidiary (Note 11(a)(3))	(34,876)	(34,218)	(18,001)
Effect of fair value changes of paid-in capital subject to redemption and other preferential rights not recognized	207,942	—	—
Tax effect of exempted and non-taxable interest income	—	(6,245)	(4,044)
Effect of unused tax losses not recognized	35,382	72,969	44,888
Effect of deductible temporary differences not recognized/(utilized)	34,301	(18,780)	(1,666)
Actual tax expenses	210,949	213,255	267,070

Note:

*	The loss from waiver of intercompany receivables is related with the waiver of outstanding receivables due from Nome Design (Guangzhou) Co., Ltd. and Minihome Technology Co., Ltd. prior to the disposal in accordance with the share purchase agreements to sell their equity interests to Mr. Ye Guofu, the controlling shareholder of the Group.

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued
	losses	profits	impairment	operations	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2020	28,567	37,709	50,881	61,548	4,815	183,520
Charged to profit or loss (continuing operations)	6,278	(22,931)	683	—	2,885	(13,085)
Exchange rate difference	(592)	(82)	(1,217)	—	8	(1,883)
At June 30, 2021	34,253	14,696	50,347	61,548	7,708	168,552
Charged to profit or loss (continuing operations)	(2,536)	(3,556)	(8,673)	—	684	(14,081)
Exchange rate difference	(21)	(43)	(101)	—	27	(138)
At June 30, 2022	31,696	11,097	41,573	61,548	8,419	154,333

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(d) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Deductible temporary differences	127,500	107,964
Cumulative tax losses	483,437	630,807
Total	610,937	738,771

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at		As at
	June 30,		June 30,
	2021	Expiry date	2022	Expiry date
	RMB’000		RMB’000
Expire	147,928	2022-2042	278,215	2023-2043
Never expire	335,509		352,592

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(g) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

12 (Loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) (Loss)/profit attributable to ordinary shareholders (basic):

	For the year ended June 30, 2020
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Loss attributable to the equity shareholders of the Company	(132,222)	(130,045)	(262,267)
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	25,988	7,306	33,294

Loss used to determine basic earnings per share	(106,234)	(122,739)	(228,973)

	For the year ended June 30, 2021
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Loss attributable to the equity shareholders of the Company	(1,415,010)	—	(1,415,010)
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	116,929	—	116,929

Loss used to determine basic earnings per share	(1,298,081)	—	(1,298,081)

	For the year ended June 30, 2022
	Continuing	Discontinued
	operations	operations	Total
	RMB’000	RMB’000	RMB’000
Profit attributable to the equity shareholders of the Company	638,170	—	638,170
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(1,576)	—	(1,576)

Profit used to determine basic earnings per share	636,594	—	636,594

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

(ii) Weighted-average number of ordinary shares (basic):

The Company was incorporated on January 7, 2020 as part of the Reorganization (see Note 1.2). For the purpose of calculating basic loss per share for the year ended June 30, 2020, the number of ordinary shares outstanding of 865,591,398 used in the calculation, which excludes treasury shares of 111,043,373 shares (see Note 31(a)), has been retroactively adjusted to reflect the issuance of ordinary shares by the Company in connection with the incorporation of the Company and the Reorganization as if these events had occurred at the beginning of the earliest period presented.

As of June 30, 2020, the vesting requirements of the restricted shares under the 2018 and 2020 Share Aware Scheme (see Note 32) have not been satisfied. Therefore, the effect of such shares has not been taken into account in the calculation of basic loss per share for the year ended June 30, 2020.

The weighted average number of ordinary shares of 1,104,371,475 and 1,205,527,348 in issue for the years ended June 30, 2021 and 2022, respectively, were calculated as follows:

	For the year ended June 30,
	2021	2022
	Number of shares	Number of shares
Issued ordinary share at July 1, 2020 and 2021	865,591,398	1,204,860,715
Effect of shares issued upon IPO and exercise of the over-allotment option (Note 31(a)(iii))	90,911,146	—
Effect of shares converted from Series A preferred shares (Note 31(a)(iv))	83,495,097	—
Effect of shares released from share award scheme and option plan (Note 32)	64,373,834	2,369,454
Effect of repurchase of shares (Note 31(b)(v))	—	(1,702,821)

Weighted average number of ordinary shares	1,104,371,475	1,205,527,348

(b) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share during the year ended June 30, 2020 as (i) the unvested restricted shares granted to employees (see Note 32(a)) and the redeemable shares with other preferential rights issued by the Company (see Note 30) were not potential dilutive ordinary shares as they could not be vested or be converted into ordinary shares until the Company completes a qualified initial public offering; (ii) the effect of share options granted to employees (see Note 32(b)) would be anti-dilutive.

There was no difference between basic and diluted loss per share during the year ended June 30, 2021 as the effect of the restricted shares granted to employees (see Note 32(a)) and share options granted to employees (see Note 32(b)) would be anti-dilutive.

During the year ended June 30, 2022, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000 and the weighted average number of ordinary shares of 1,216,637,439 shares, after adjusting by the dilutive effect of share award scheme and option plan, calculated as follows:

For the year ended
June 30, 2022
Number of shares
Weighted average number of ordinary shares, basic	1,205,527,348
Dilutive effect of share award scheme and option plan (Note 32)	11,110,091

Weighted average number of ordinary shares, diluted	1,216,637,439

13 Other comprehensive income/(loss)

	For the year ended June 30, 2020
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	6,361	—	6,361
Other comprehensive income	6,361	—	6,361

	For the year ended June 30, 2021
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(16,548)	—	(16,548)
Other comprehensive loss	(16,548)	—	(16,548)

	For the year ended June 30, 2022
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	40,494	—	40,494
Other comprehensive income	40,494	—	40,494

14 Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2020	—	111,279	30,642	55,315	2,935	—	—	200,171
Acquisitions through business combination	—	413	7	215	904	—	—	1,539
Additions	—	12,484	11,710	8,822	—	—	—	33,016
Disposals	—	(1,392)	(3,675)	(15,508)	(1,012)	—	—	(21,587)
Exchange adjustments	—	(10,835)	(1,253)	(2,375)	(87)	—	—	(14,550)
At June 30, 2021	—	111,949	37,431	46,469	2,740	—	—	198,589

Acquisition of a subsidiary (Note 33(b))	—	—	14	—	—	—	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,511	48,528	409,477
Disposals	—	(15,389)	(3,183)	(6,670)	(622)	(102)	—	(25,966)
Exchange adjustments	—	4,400	2	(636)	(3)	—	—	3,763
At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153

Accumulated depreciation:
At July 1, 2020	—	(33,195)	(12,728)	(19,835)	(1,070)	—	—	(66,828)
Charge for the year	—	(11,097)	(7,538)	(11,303)	(569)	—	—	(30,507)
Written back on disposals	—	395	3,026	5,028	77	—	—	8,526
Exchange adjustments	—	2,890	(1,386)	3,187	52	—	—	4,743
At June 30, 2021	—	(41,007)	(18,626)	(22,923)	(1,510)	—	—	(84,066)

Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)	—	(58,865)
Written back on disposals	—	4,541	1,672	4,524	500	19	—	11,256
Exchange adjustments	—	(1,710)	63	395	6	—	—	(1,246)

At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	—	(132,921)

Impairment:
At July 1, 2020	—	(38,162)	—	(7,119)	—	—	—	(45,281)
Addition	—	(1,742)	—	(1,199)	—	—	—	(2,941)
Written back on disposals	—	—	—	6,179	—	—	—	6,179
Exchange adjustments	—	3,472	—	364	—	—	—	3,836
At June 30, 2021	—	(36,432)	—	(1,775)	—	—	—	(38,207)

Addition	—	(8,880)	(1,380)	(2,802)	—	—	—	(13,062)
Written back on disposals	—	7,536	—	1,231	—	—	—	8,767
Exchange adjustments	—	(940)	(42)	146	—	—	—	(836)

At June 30, 2022	—	(38,716)	(1,422)	(3,200)	—	—	—	(43,338)

Net book value:
At June 30, 2021	—	34,510	18,805	21,771	1,230	—	—	76,316

At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894

Note:

Apartments represent the apartments located in the PRC acquired from a third party during the year ended June 30, 2022. As of June 30, 2022, the property ownership certificates of certain apartments were still under processing.

15 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right
	(Note (i))	(Note (ii))	(Note (iii))	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2020	832,657	24,857	—	857,514
Acquisitions through business combination	36,632	—	—	36,632
Additions	392,648	11,305	—	403,953
Derecognition	(155,478)	(24,179)	—	(179,657)
Exchange adjustments	(29,042)	(281)	—	(29,323)

At June 30, 2021	1,077,417	11,702	—	1,089,119
Acquisition of a subsidiary (Note 33(b))	—	—	1,781,595	1,781,595
Additions	337,717	414	815	338,946
Derecognition	(408,249)	(1,470)	—	(409,719)
Exchange adjustments	6,239	2	—	6,241

At June 30, 2022	1,013,124	10,648	1,782,410	2,806,182

Accumulated depreciation:
At July 1, 2020	(299,001)	(13,018)	—	(312,019)
Charge for the year	(205,344)	(8,146)	—	(213,490)
Derecognition	131,424	19,425	—	150,849
Exchange adjustments	13,033	191	—	13,224

At June 30, 2021	(359,888)	(1,548)	—	(361,436)

Charge for the year	(275,310)	(3,765)	(30,531)	(309,606)
Derecognition	243,575	1,470	—	245,045
Exchange adjustments	(2,917)	(1)	—	(2,918)

At June 30, 2022	(394,540)	(3,844)	(30,531)	(428,915)

Impairment:
At July 1, 2020	(42,628)	—	—	(42,628)
Charge for the year	—	—	—	—
Derecognition	1,759	—	—	1,759
Exchange adjustments	3,073	—	—	3,073

At June 30, 2021	(37,796)	—	—	(37,796)

Charge for the year	—	—	—	—
Derecognition	4,249	—	—	4,249
Exchange adjustments	(1,131)	—	—	(1,131)
At June 30, 2022	(34,678)	—	—	(34,678)

Net book value:
At June 30, 2021	679,733	10,154	—	689,887

At June 30, 2022	583,906	6,804	1,751,879	2,342,589

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	203,662	205,344	275,310
Warehouse equipment	10,455	8,146	3,765
Land use right	—	—	30,531
	214,117	213,490	309,606

Interest on lease liabilities (Note 10)	26,117	26,817	32,991
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30	28,486	28,656	28,384
Variable lease payments not included in the measurement of lease liabilities	3,521	2,846	4,648
COVID-19 rent concessions	(12,802)	(42,698)	(35,548)

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 25(c) and Note 28, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to fourteen years, leases of warehouse storage and retail stores typically run for two to ten years.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 1% to 15% of the annual sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states, Canada and Singapore where the Group operates. The relative magnitude of variable lease payments to fixed payments is low given sales from most stores with variable lease payments terms did not exceed the breakpoints. The Group expects the relative proportions of variable lease payments to fixed lease payments to increase in future years when sales from these stores increase.

(ii)	Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii)	Land use right

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary as disclosed in Note 33(b), with a lease term of 40 years.

(iv)	Rental deposits

The refundable rental deposit itself is not part of the lease payments and is in the scope of IFRS 9. Therefore, the rental deposit should be measured at fair value on initial recognition. The difference between the initial fair value and the nominal value of the deposit is an additional lease payment made by the Group and it is included in the measurement of the right-of-use assets.

(v)	COVID-19-Related Concessions

As disclosed in Note 2(c), the Group has early adopted the 2020 Amendment to IFRS 16, Leases, COVID-19-Related Rent Concessions and the 2021 Amendment to IFRS16, Leases, COVID-19-Related Concessions beyond 30 June 2021, and has applied the practical expedient introduced by the Amendment to all eligible rent concessions received by the Group during the years ended June 30, 2021 and 2022.

16 Intangible assets

Software
Cost:	RMB’000
At July 1, 2020	95,567
Purchases	13,805
Disposals	(1,536)
Exchange adjustments	(253)
At June 30, 2021	107,583
Purchases	3,922
Disposals	(24)
Exchange adjustments	(63)
At June 30, 2022	111,418
Accumulated amortization:
At July 1, 2020	(26,115)
Charge for the year	(21,022)
Written off on disposal	677
Exchange adjustments	223
At June 30, 2021	(46,237)
Charge for the year	(21,400)
Written off on disposal	2
Exchange adjustments	20
At June 30, 2022	(67,615)
Impairment:
At July 1, 2020	(361)
Charge for the year	—
Exchange adjustments	20
At June 30, 2021	(341)
Charge for the year	(423)
Exchange adjustments	27
At June 30, 2022	(737)
Net book value:
At June 30, 2021	61,005
At June 30, 2022	43,066

17 Goodwill

Cost:	RMB’000
At July 1, 2020	—
Acquisition through business combination (Note 33)	19,640
At June 30, 2021	19,640
Exchange adjustments	(252)
At June 30, 2022	19,388
Impairment:
At July 1, 2020, June 30, 2021 and June 30, 2022	—
Carrying amount:
At June 30, 2021	19,640
At June 30, 2022	19,388

Impairment tests for cash-generating unit (CGU) containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGU as follows.

	As at June 30,
	2021	2022
	RMB’000	RMB’000
MINISO SG Pte. Ltd.	19,640	19,388
Total	19,640	19,388

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing operation of the CGU, based on value-in-use calculation. The cash flow projection used in calculation was based on the financial forecasts approved by management covering a five-year period.

The key assumptions used in the estimation of value in use were as follows.

	As at June 30,
	2021	2022
Pre-tax discount rate	13.2%	16.1%
Terminal value growth rate	1.4%	1.9%
Revenue growth rate (average of next five years)	21.8%	15.0%

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

The headroom calculated based on the recoverable amounts deducting the carrying amount of and goodwill allocated for the CGU was approximated RMB10,741,000 and RMB19,363,000 as at June 30, 2021 and 2022.

The Company performed the sensitivity analysis based on the assumption that pre-tax discount rate and revenue growth rate has been changed. Had the estimated key assumption during the forecast period been changed as below, the headroom would have decreased to the following:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Pre-tax discount rate increase by 5%	7,363	3,981
Revenue growth rate (average of next five years) decrease by 2%	151	604

With regards to the assessment of the value in use of the CGU, the directors of the Company believe that reasonable possible changes in above key assumptions would not lead to the carrying value, including goodwill, of the CGU to exceed the recoverable amount as at June 30, 2021 and 2022.

18 Prepayments

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Prepayment for construction of a new headquarters building (Note 33(b))	—	200,861
Prepayment for purchase of apartments (i)	133,458	—
Others	5,023	821
Total	138,481	201,682

Note:

(i)	In June 2021, the Group paid first instalment of RMB133,458,000 for the purchase of apartments, for the use of staff accommodation in future.

19 Interest in an equity-accounted investee

In December 2020, the Company formed the entity YGF Investment V Limited (“YGF Investment”) in the BVI together with YGF MC Limited, a company controlled by the Controlling Shareholders, to acquire the right to use a parcel of land in the PRC and to build a new headquarters building through the YGF Investment’s subsidiary in the PRC. The Company and YGF MC Limited held 20% and 80% of the shares of YGF Investment, respectively. As of June 30, 2021, the Company had invested RMB356,000,000 in YGF Investment by cash and accounted for its investment using the equity method of accounting.

Summarized financial information of YGF Investment adjusted for any differences in accounting policies, and reconciled to the carrying amount in the Company’s consolidated statement of financial position as at June 30, 2021, are disclosed below:

RMB’000
Gross amounts of YGF Investment
Current assets (Note ii)	1,416,584
Non-current assets	1,781,081
Current liabilities (Note i)	1,437,355
Equity (Note ii)	1,760,310
Revenue	—
Net loss and total comprehensive loss for the period ended June 30, 2021	(19,690)

Reconciled to the Group’s interest in the equity-accounted investee
Net assets of the equity-accounted investee	1,760,310
Group’s effective interest	20%
Carrying amount in the consolidated financial statements	352,062

Notes:

(i)	The balance includes a loan of RMB319,930,000 from a fellow subsidiary of YGF MC Limited, which was guaranteed by the Controlling Shareholders.

(ii)

YGF MC Limited is required to invest RMB1,424,000,000 for its 80% equity interest in YGF Investment, of which RMB422,949,000 had been paid in cash as of June 30, 2021. The unpaid balance of RMB1,001,051,000 was recorded in equity in the financial statements of YGF Investment, with the corresponding receivable included in current assets.

On October 27, 2021, the Company acquired the 80% interest previously held by YGF MC Limited in YGF Investment, which became a wholly-owned subsidiary of the Group. The directors of the Company determined that the acquisition of assets and liabilities through acquisition of 80% shares in YGF Investment do not constitute a business combination, as such, the carrying amount of the previously owned 20% interest in YGF Investment was included as part of the cost of such acquisition of assets and liabilities and was not remeasured at the date of acquisition. Details of the acquisition is set out in Note 33(b).

20 Other investments

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Financial assets measured at FVTPL
- Investment in trust investment schemes	102,968	208,649
- Others	—	1,874
	102,968	210,523

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2021 and 2022 was estimated to be RMB102,968,000 and RMB103,537,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 was estimated to be RMB105,112,000.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 34.

21 Inventories

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Finished goods	1,491,328	1,186,810
Low-value consumables	4,733	1,285
	1,496,061	1,188,095

(a)  The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,178,145	6,632,530	6,915,713
Write-down/(reversal of write-down) of inventories	68,343	(51,074)	(44,737)
Cost of inventories recognized in consolidated statements of profit or loss	6,246,488	6,581,456	6,870,976

22 Trade and other receivables

		As at June 30,
	Note	2021	2022
		RMB’000	RMB’000
Current
Trade receivables		374,828	375,798
Less: loss allowance	34(a)	(59,827)	(85,117)

Trade receivables, net of loss allowance		315,001	290,681
Amounts due from related parties	37(c)	1,791	5,105
Miscellaneous expenses paid on behalf of franchisees		192,072	246,097
Value-added tax (“VAT”) recoverable		79,590	182,906
Rental deposits		94,423	101,124
Receivables due from on-line payment platforms and banks (i)		33,309	26,806
Prepayments for inventories		38,758	52,476
Prepayments for licensing expenses		11,503	35,223
Prepayments for listing expenses relating to Hong Kong public offering		—	58,560
Others		58,278	57,220

		824,725	1,056,198

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 34(a).

23 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Cash on hand	549	450
Cash at bank	6,771,104	5,348,042

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,771,653	5,348,492

24 Restricted cash

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	3,680	5,772
Bank deposits frozen for legal proceedings (ii)	—	26,604
	3,680	32,376

Notes:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.
(ii)	The balance mainly represented deposits frozen for the lawsuits relating to intellectual property dispute and illicit competition as disclosed in Note 36.

25 Cash flow information

(a) Reconciliation of (loss)/profit for the year to cash generated from operations:

		For the year ended June 30,
		2020	2021	2022
	Note	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year		(260,176)	(1,429,447)	639,743
Less: Loss from discontinued operations for the year		130,045	—	—

(Loss)/profit from continuing operations for the year		(130,131)	(1,429,447)	639,743
Adjustments for:
Interest on lease liabilities	10	26,117	26,817	32,991
Depreciation and amortization	8	268,669	265,019	389,871
Interest on loans and borrowings	10	5,221	1,545	405
Interest income	10	(25,608)	(40,433)	(66,344)
Investment income from other investments	9	(26,387)	(66,837)	(63,801)
Net change in fair value of other investments	9	1,465	(2,968)	(5,709)
Losses on disposal of property, plant and equipment and intangible assets	9	2,526	2,317	5,614
Impairment loss on non-current assets		36,844	2,941	13,485
Unrealized foreign exchange loss/(gain)		6,064	(46,378)	6,806
Effect of lease contract cancellation		657	(2,630)	(25,015)
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights		680,033	1,625,287	—
Share of loss of an equity-accounted investee, net of tax		—	4,011	8,162
Equity-settled share-based payment expenses	8	364,380	281,319	82,835
Income tax	11(a)	210,949	213,255	267,070

Changes in working capital:
Inventories		(86,717)	(93,197)	307,966
Trade and other receivables		(120,235)	(80,087)	(190,145)
Contract liabilities		(29,033)	34,353	86,314
Trade and other payables		50,310	386,703	180,122
Restricted cash		1,861	3,376	(28,696)
Deferred income		—	26,065	(5,282)

Cash generated from operations		1,236,985	1,111,031	1,636,392

(b) Reconciliation of liabilities arising from financing activities:

		Paid-in capital
		subject to
		redemption and
		other
		preferential
		rights/redeemable
	Loans and	shares with other	Interest	Lease	Other
	borrowings	preferential rights	payable	liabilities	payables	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At July 1, 2019	8,060	1,701,294	1,655	496,570	10,471	2,218,050

Changes from financing cash flows:
Proceeds from loans and borrowings	410,734	—	—	—	—	410,734
Repayment of loans and borrowings	(2,889)	—	—	—	—	(2,889)
Interest of loans and borrowings paid	—	—	(6,266)	—	—	(6,266)
Payment of capital element and interest element of lease liabilities	—	—	—	(193,827)	—	(193,827)
Payments for acquisition of subsidiaries under common control	—	—	—	—	(10,471)	(10,471)

Total changes from financing cash flows	407,845	—	(6,266)	(193,827)	(10,471)	197,281

Exchange adjustments	484	—	—	(9,939)	—	(9,455)

Other changes:
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	—	680,033	—	—	—	680,033
Increase in lease liabilities from entering into new leases during the year	—	—	—	298,516	—	298,516
Decrease in lease liabilities from derecognition	—	—	—	(14,463)	—	(14,463)
Increase in interest expenses	—	—	5,221	26,117	—	31,338

Total other changes	—	680,033	5,221	310,170	—	995,424

At June 30, 2020	416,389	2,381,327	610	602,974	—	3,401,300

		Redeemable
	Loans and	shares with other	Interest	Lease
	borrowings	preferential rights	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 26			Note 28
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300

Additions through business combination	21,979	—	—	38,713	60,692

Changes from financing cash flows:
Proceeds from loans and borrowings	313	—	—	—	313
Repayment of loans and borrowings	(416,588)	—	—	—	(416,588)
Interest of loans and borrowings paid	—	—	(1,488)	—	(1,488)
Payment of capital element and interest element of lease liabilities	—	—	—	(215,762)	(215,762)

Total changes from financing cash flows	(416,275)	—	(1,488)	(215,762)	(633,525)

Exchange adjustments	(1,499)	(42,771)	—	(22,607)	(66,877)

Other changes:
Fair value changes of redeemable shares with other preferential rights	—	1,625,287	—	—	1,625,287
Decrease in redeemable shares with other preferential rights	—	(3,963,843)	—	—	(3,963,843)
Increase in lease liabilities from entering into new leases during the year	—	—	—	403,955	403,955
Decrease in lease liabilities from derecognition	—	—	—	(29,678)	(29,678)
Increase in interest expenses	—	—	1,545	26,817	28,362

Total other changes	—	(2,338,556)	1,545	401,094	(1,935,917)

At June 30, 2021	20,594	—	667	804,412	825,673

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	Note 26		Note 28
At July 1, 2021	20,594	667	804,412	825,673

Changes from financing cash flows:
Repayment of loans and borrowings	(5,295)	—	—	(5,295)
Interest of loans and borrowings paid	—	(1,000)	—	(1,000)
Payment of capital element and interest element of lease liabilities	—	—	(317,017)	(317,017)

Total changes from financing cash flows	(5,295)	(1,000)	(317,017)	(323,312)

Exchange adjustments	197	(29)	2,260	2,428

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	338,131	338,131
Decrease in lease liabilities from derecognition	—	—	(209,712)	(209,712)
Increase in interest expenses	—	405	32,991	33,396
Forgiveness of loans and borrowings	(8,548)	—	—	(8,548)

Total other changes	(8,548)	405	161,410	153,267

At June 30, 2022	6,948	43	651,065	658,056

(c) Total cash out flow for leases:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Within operating cash flows	(32,007)	(31,502)	(33,032)
Within financing cash flows	(193,827)	(215,762)	(317,017)
	(225,834)	(247,264)	(350,049)

(d) Non-cash transactions

No significant non-cash transaction incurred during the year ended June 30, 2020.

Non-cash transactions incurred during the year ended June 30, 2021 mainly comprised the conversion of redeemable shares with other preferential rights into ordinary shares upon the date of completion of IPO with the amount of RMB3,963,843,000 transferred from liabilities to equity.

No significant non-cash transaction incurred during the year ended June 30, 2022.

26 Loans and borrowings

(a) The analysis of the carrying amount of loans and borrowings is as follows:

		As at June 30,
		2021	2022
	Note	RMB’000	RMB’000
Non-current liabilities
Borrowings from existing non-controlling interest shareholders	(i)	6,612	6,503
Other borrowings		313	—
		6,925	6,503

Current liabilities
Current portion of unsecured bank loans	(ii)	8,921	—
Current portion of borrowings from former and existing non-controlling interest shareholders	(i)/(iii)	4,748	133
Other borrowings		—	312
		13,669	445

Notes:

(i)	The long-term borrowings from non-controlling interest shareholders outstanding as at June 30, 2021 and 2022 represented two loans:
●	a loan obtained in a subsidiary acquired during the year ended June 30, 2021 with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 and RMB6,503,000 on June 30, 2021 and 2022, respectively). The loan bears an interest rate of 3% per annum. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021 and 2022, such performance conditions were not expected to be met within one year.
●	a loan with principal amount of USD20,000 (equivalent to RMB128,000 and RMB133,000 on June 30, 2021 and 2022, respectively) and bearing an interest rate of 9% per annum. The loan was with a term of 5 years and will expire in December 2022. The loan was reclassified as current liability as of June 30, 2022.
(ii)	In April 2020, under the rules issued by the U.S. Small Business Administration (SBA) implementing the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the “Paycheck Protection Program Rule”), the subsidiaries in the U.S. obtained unsecured bank loans with an aggregated amount of US$1,381,000 (equivalent to RMB8,921,000 on June 30, 2021). The loans bear an interest rate of 0.98% per annum with a term of 2 years and expired in April 2022. Under the Paycheck Protection Program Rule, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify SBA requirements. As of June 30, 2021, the Group had not qualified for the loan forgiveness. During the year ended June 30, 2022, the Group was assessed to be qualified for a loan forgiveness for an amount of USD1,320,000 (equivalent to RMB8,548,000) and recognized such amount in the consolidated statement of profit or loss. The remaining loan balance of USD80,000 was repaid in September 2021.
(iii)	The current portion of long-term borrowings from former and existing non-controlling interest shareholders outstanding as of June 30, 2021 comprised a loan with principal amount of IDR10,600,000,000 (equivalent to RMB4,748,000 on June 30, 2021) and bearing an interest rate of 6%. The loan was with a term of 5 years and expired in April 2022. The loan was repaid in June 2022.

Information about the Group’s exposure to interest rates, foreign currency and liquidity risks is included in Note 34.

(b) Terms and repayment schedule

At the end of reporting periods, the loans and borrowings were repayable as follows:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Within 1 year or on demand	13,669	445

After 1 year but within 2 years	442	650
After 2 years but within 5 years	1,297	5,853
More than 5 years	5,186	—

	6,925	6,503

	20,594	6,948

27 Trade and other payables

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Trade payables	624,688	649,415
Payroll payable	63,621	68,969
Accrued expenses	155,698	264,905
Other taxes payable	20,633	52,078
Deposits	1,833,516	1,875,380
Amounts due to related parties (Note 37(c))	7,490	13,710
Others	103,536	148,534
	2,809,182	3,072,991

Information about the Group’s exposure to currency and liquidity risks is included in Note 34.

The credit period granted by suppliers is 30 to 60 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

28 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2021
	Present
	value of the
	minimum lease	Total minimum
	payments	lease payments
	RMB’000	RMB’000
Within 1 year	321,268	342,211

After 1 year but within 2 years	203,467	217,229
After 2 years but within 5 years	239,995	277,726
After 5 years	39,682	54,848

	483,144	549,803

	804,412	892,014

Less: total future interest expenses		(87,602)

Present value of lease liabilities		804,412

	As at June 30, 2022
	Present
	value of the
	minimum lease	Total minimum
	payments	lease payments
	RMB’000	RMB’000
Within 1 year	257,997	263,332

After 1 year but within 2 years	176,047	188,172
After 2 years but within 5 years	188,031	215,398
After 5 years	28,990	39,421

	393,068	442,991

	651,065	706,323

Less: total future interest expenses		(55,258)

Present value of lease liabilities		651,065

29 Deferred income

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Deferred income from depositary bank
Non-current portion	20,005	14,488
Current portion	6,060	6,295
	26,065	20,783

The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. During the years ended June 30, 2021 and 2022, the Company recorded RMB4,274,000 and RMB6,037,000, respectively, in other income.

30 Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights

Pursuant to the share subscription agreement and the shareholders agreement (the “Prior Shareholders Agreements”) entered into on September 29, 2018, two investors, HH SPR-XIV HK Holdings Limited (“Hillhouse”), Tencent Mobility Limited and Easy Land Limited (together as “Tencent”) each acquired 5.3763% equity interests in MINISO Guangzhou at a consideration of USD72,683,000 (equivalent to RMB491,514,000) and RMB500,000,000 respectively (collectively “Original Issue Price”). The transaction was closed on December 27, 2018. The equity interests held by Hillhouse and Tencent, collectively “Investor Shareholders”, included certain redemption and other preferential rights as set forth below.

(a) Redemption rights

Investor Shareholders could require the Founders to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, MINISO Guangzhou or any of its subsidiaries;
(2)	any shareholder that is not an Investor Shareholder requests a redemption by MINISO Guangzhou and/or the Founders;
(3)	MINISO Guangzhou fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;
(4)	MINISO Guangzhou fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018 due to reasons other than those listed in (3) above;
(5)	MINISO Guangzhou has satisfied the applicable listing conditions of a qualified stock exchange but MINISO Guangzhou failed to initiate the listing application process within three months upon any Investor Shareholders’ request;
(6)	MINISO Guangzhou fails to consummate a reorganization within the timeline agreed in a separate agreement;
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

During the Reorganization as discussed in Note 1.2, the Company was established as the new holding company of the Group. As part of the Reorganization, Hillhouse and Tencent fully withdrew their investments from MINISO Guangzhou and re-invested the same amount in the Company, becoming the shareholders of the Company in February 2020. The Prior Shareholders Agreements of MINISO Guangzhou was superseded in its entirety by a new share subscription agreement and a new shareholders agreement (the “New Shareholders Agreements”), under which Hillhouse and Tencent each subscribed 58,833,418 Series A preferred shares in the Company and each hold 5.3763% shares in the Company. The substantial rights and obligations in respect of the Series A preferred shares held by Hillhouse and Tencent, including the redemption rights and liquidation preferences, remained substantially consistent under the Prior Shareholders Agreement and the New Shareholders Agreements, except that the redemption obligation changed from the Founders to the Company. The redemption and other preferential rights of the Series A preferred shares are set forth below.

(a) Redemption rights

Investor Shareholders could require the Company to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by the Founders, or any of the Group companies;
(2)	any shareholder that is not an Investor Shareholder requests a redemption by the Company and/or the Founders;

(3)	the Company fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;
(4)	the Company fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018 due to reasons other than those listed in (3) above;
(5)	the Company has satisfied the applicable listing conditions of a qualified stock exchange, but the Company failed to initiate the listing application process within three months upon any Investor Shareholders’ request;
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

The redemption and other preferential rights included in the Series A preferred shares of the Company held by Hillhouse and Tencent are considered as a continuation of the redemption and other preferential rights included in the equity interests in MINISO Guangzhou held by Hillhouse and Tencent, since there were no significant changes in the economic substance of the redemption and preferential rights, except that the redemption obligation changed from the Founders to the Company. The Group classified these redeemable shares with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the years ended June 30, 2020 and 2021.

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

The movement of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights during the year ended June 30, 2021 is set out as below:

RMB’000
At July 1, 2020	2,381,327
Changes in fair value	1,625,287
Exchange adjustment	(42,771)
Conversion into Class A ordinary shares upon IPO of the Company	(3,963,843)
At June 30, 2021	—

On October 15, 2020, the Company successfully listed on the New York Stock Exchange and made an offering of 121,600,000 Class A ordinary shares (excluding any Class A ordinary shares issued pursuant to the exercise of the over-allotment option) at a price at US$5.00 per share. All Series A preferred shares were converted and re-designated into Class A ordinary shares upon completion of the IPO on October 15, 2020. The fair value of each of Series A preferred share on the conversion date was the offer price in the global offering.

Changes in fair value of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were recorded as “fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights” in the consolidated statements of profit or loss. Management considered that fair value changes that are attributable to changes of credit risk of this liability are not significant.

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

Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.

(iii) Upon completion of the IPO and the exercise of the over-allotment option, the Company issued 121,600,000 and 9,664,748 Class A ordinary shares at par value of US$0.00001 each for cash consideration of US$5.00 each, respectively. The total net proceeds received were US$625,274,000 (equivalent to RMB4,178,860,000), net of share issuance costs. The share issuance costs paid and payable mainly include share underwriting commissions, legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(iv) Upon completion of the IPO on October 15, 2020, each issued Series A preferred share was converted into one Class A ordinary share by re-designation and reclassification of every Series A preferred share in issue as a Class A ordinary share on a one for one basis. As a result, the financial liabilities for Series A preferred shares were derecognized and recorded as share capital and additional paid-in capital.

(v) During the years ended June 30, 2021 and 2022, 71,880,408 and 3,897,180 of restricted shares and options were vested and exercised, and were released from treasury shares into Class A ordinary shares.

(vi) As of June 30, 2021 and 2022, analysis of the Company’s issued shares including treasury shares reserved for the share award scheme, was as follows:

	As of June 30, 2021 and 2022
	Number of
	shares	Share capital
		RMB’000
Class A ordinary shares	897,275,873	69
Class B ordinary shares	328,290,482	23
	1,225,566,355	92

(vii) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on The Stock Exchange of Hong Kong Limited, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(viii) On July 13, 2022, the Company completed its dual primary listing on The Stock Exchange of Hong Kong Limited. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each.

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

During the years ended June 30, 2021 and 2022, additional considerations of RMB973,000 and nil were received from the new special purpose vehicles, which were credited to additional paid-in capital.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022.

During the period from December 21, 2021 to June 30, 2022, the Company repurchased Class A ordinary shares as follows:

	Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid
		USD	USD	USD’000
December 2021	809,040	2.50	2.34	1,979
January 2022	674,036	2.48	2.23	1,624
February 2022	700,712	2.48	2.03	1,638
March 2022	1,612,600	2.48	1.58	3,371
April 2022	610,024	2.10	1.75	1,180
May 2022	702,104	1.95	1.28	1,100
June 2022	1,002,760	2.38	1.28	1,871

Total	6,111,276			12,763

Equivalent to RMB’000				82,160

(c) Capital management

The Group defines “capital” as including all components of equity and paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended June 30, 2020, dividends of RMB330,336,000 were declared by MINISO Guangzhou and were fully paid prior to the incorporation of the Company.

During the year ended June 30, 2021, no dividend was paid or declared by the Company.

During the year ended June 30, 2022, dividends in respect of the fiscal year ended June 30, 2021 of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), were declared and paid by the Company. The dividends were distributed from capital reserve.

Special cash dividends of US$0.172 per ordinary share, amounting to USD53,500,000 (equivalent to RMB360,800,000), were proposed and approved by the board of directors of the Company subsequent to the fiscal year ended June 30, 2022 in August 2022. The dividends will be distributed from capital reserve and have not been recognized as liabilities as of June 30, 2022.

32 Equity settled share-based payments

The Group has adopted two share-based compensation plans, namely, the 2018 Share Award Scheme, which was subsequently replaced by the 2020 Share Award Scheme, and the 2020 Option Plan, collectively 2020 Share Incentive Plan.

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

Dividends of RMB19,664,000 relating to unvested shares were declared by MINISO Guangzhou and were paid in December 2019. These non-forfeitable dividends paid during the unvested period were recognized as employee compensation expenses in the consolidated statement of profit or loss during the year ended June 30, 2020 (see Note 8(i)).

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

During the year ended June 30, 2021, 18,457,325 shares were released from the 2020 Share Award Scheme and the aggregate number of shares awarded under the 2020 Share Award Scheme thus shall not exceed 92,586,048.

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair value are as follows:

				Weighted-
				average
		Weighted-		grant date
		average		fair value
	Number of	exercise price		per
	restricted	per restricted		restricted
	shares	share		share
Outstanding as of July 1, 2019	12,130,664	RMB	1.79	53.67
Forfeited under 2018 Share Award Scheme	(784,200)	RMB	1.79	53.67
Effect of restricted share split	68,078,784		—	—
Forfeited under the 2020 Share Award Scheme	(201,229)	USD	0.036	7.67

Outstanding as of June 30, 2020	79,224,019	USD	0.036	7.67

Outstanding as of July 1, 2020	79,224,019	USD	0.036	7.67
Vested during the year	(71,132,744)	USD	0.036	7.67
Forfeited during the year	(2,335,487)	USD	0.036	7.67

Outstanding as of June 30, 2021	5,755,788	USD	0.036	7.67

Outstanding as of July 1, 2021	5,755,788	USD	0.036	7.67
Vested during the year	(2,114,000)	USD	0.036	7.67
Forfeited during the year	(1,101,368)	USD	0.036	7.67

Outstanding as of June 30, 2022	2,540,420	USD	0.036	7.67

The weighted-average remaining contract life for the outstanding restricted shares granted was 85 and 73 months as of June 30, 2021 and 2022, respectively.

The fair value of restricted shares per share and aggregate fair value of restricted shares at the date of grant on August 27, 2018 were RMB53.67 and RMB651,053,000, respectively. The fair value of restricted shares at the grant date was determined with reference to the fair value of the equity interest of MINISO Guangzhou. The Group has used the discounted cash flow method to determine the underlying equity fair value of MINISO Guangzhou, with the assistance of an independent third-party valuation firm, Jones Lang LaSalle. Key assumptions used in determining the fair value were as follows:

As at grant date
Weighted average cost of capital	15.1%
Risk-free interest rate	3.0%
DLOM	31.3%

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share-based awards granted to the Group’s employees were RMB316,229,000, RMB155,171,000 and RMB5,067,000 for the years ended June 30, 2020, 2021 and 2022, respectively.

The extension of Specified Service Period on January 7, 2020 was not beneficial to the employees and accordingly the Group has not taken the modification into account and continued to measure the compensation expense based on the original grant date fair value.

(b) The 2020 Option Plan

In January 2020, a share option scheme (the “2020 Option Plan”) was approved by the board of directors of the Company. Unless extra approval is made by the board of directors, the options will be exercisable only if the option holder continues employment or provide services through each vesting date. Under the 2020 Option Plan, the aggregate number of shares for exercise of options shall not exceed 31,618,125 shares. The aggregate number of ordinary shares for exercise of options was subsequently reduced to 14,057,500 in September 2020, excluding options that have been forfeited or canceled after the relevant grant dates.

On January 16, 2020, the board of directors approved the grant of options to purchase an aggregate of 11,035,000 ordinary shares of the Company to certain employees of the Group at an exercise price of US$0.036 per share.

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

The option activities during the years ended June 30, 2021 and 2022 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		US$ per share	US$ per share
Outstanding at July 1, 2020	11,014,000	0.036	3.08
Granted	4,703,500	0.036	4.89
Exercised	(747,664)	0.036	3.08
Forfeited	(2,569,000)	0.036	3.10
Outstanding at June 30, 2021	12,400,836	0.036	3.71
Exercisable at June 30, 2021	1,128,336	0.036	3.08
Non-vested at June 30, 2021	11,272,500	0.036	3.78

Outstanding at July 1, 2021	12,400,836	0.036	3.71
Exercised	(1,783,180)	0.036	3.64
Forfeited	(1,699,164)	0.036	4.01
Outstanding at June 30, 2022	8,918,492	0.036	3.67
Exercisable at June 30, 2022	1,888,574	0.036	3.39
Non-vested at June 30, 2022	7,029,918	0.036	3.74

The fair value of options was determined using the binominal option-pricing model, with the assistance of an independent third-party valuation firm, Jones Lang LaSalle. Assumptions used in the binominal option-pricing model are presented below:

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

The fair value of options granted on January 16, 2020 and September 27, 2020 were US$33,985,000 (equivalent to RMB233,841,000) and US$23,019,000 (equivalent to RMB156,808,000), respectively. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB126,148,000 and RMB77,768,000 for the years ended June 30, 2021 and 2022, respectively.

33 Acquisition of subsidiaries

(a)Business combination

On March 11, 2021, the Group acquired 70% of shares and voting interests in MINISO SG Pte. Ltd. from two third parties, at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000).

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB’000
Property, plant and equipment	1,539
Right-of-use assets	36,632
Inventories	6,775
Trade and other receivables	13,770
Cash and cash equivalents	1,433
Loans and borrowings	(21,979)
Trade and other payables	(12,092)
Lease liabilities	(38,713)
Current taxation	(770)
Total identifiable net liabilities acquired	(13,405)

Goodwill arising from the acquisition has been recognized as follows:

RMB’000
Consideration transferred	10,257
Share of fair value of identifiable net liabilities	9,383
Goodwill (Note 17)	19,640

The revenue and loss included in the consolidated statement of profit or loss from the acquisition dates to June 30, 2021 contributed by MINISO SG Pte. Ltd. was RMB19,073,000 and RMB8,236,000 respectively.

If the acquisition had occurred on July 1, 2020, management estimates that consolidated revenue would have been RMB9,117,348,000 and consolidated loss would have been RMB1,445,632,000 for the year ended June 30, 2021.

(b)Acquisition of assets and liabilities through acquisition of a subsidiary

As disclosed in Note 19, the Company previously held 20% equity interest in YGF Investment, which was accounted for using equity method. On October 27, 2021, the Company acquired the remaining 80% equity interest in YGF Investment from YGF MC Limited at a cash consideration of RMB694,479,000. The cash consideration was determined below:

RMB’000
Consideration for 80% equity interest in YGF Investment	1,375,600
Less: the amount of unpaid share capital of YGF MC Limited	(1,001,051)
Net consideration for 80% equity (via payment to YGF MC Limited)	374,549
Settlement of the amount due to fellow subsidiary of YGF MC Limited (via additional capital injection into YGF Investment by the Company)	319,930
694,479

Upon completion of the acquisition on October 27, 2021, YGF Investment became a wholly-owned subsidiary of the Group.

The major assets of YGF Investment comprised the land use right and prepayments for the construction project of a new headquarters building, for which no substantive progress was made as at the date of acquisition. The directors of the Company determined that the acquisition of assets and liabilities through acquisition of a subsidiary does not constitute a business combination. As such transaction is a step acquisition, the carrying amount of the previously owned 20% equity interest was included as part of the cost of the acquisition and was not remeasured at the date of acquisition.

The following summarizes the amounts of assets and liabilities recognized in Group’s consolidated financial statements at the date of acquisition:

RMB’000
Property, plant and equipment	10,290
Right-of-use assets	1,781,595
Prepayments for construction project	200,000
Trade and other receivables	58
Cash and cash equivalents	10,996
Trade and other payables	(964,558)
Total identifiable net assets acquired	1,038,381

Total acquisition cost for the above net assets:

RMB’000
Cash consideration	694,479
Add: carrying amount of the Group’s previously held equity interest in YGF Investment at the date of acquisition	343,902
1,038,381

Analysis of net cash outflow of cash and cash equivalents in respect of the acquisition of YGF Investment:

RMB’000
Cash considerations paid	694,479
Less: cash and cash equivalents acquired	(10,996)
Net cash outflow	683,483

The value of each identifiable assets and liabilities acquired was determined by the directors of the Company with reference to the valuation carried out by an independent valuer, Jones Lang LaSalle.

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

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2021 and 2022, 30% and 53% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2021
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	236,210	(4,827)
Less than 90 days past due	5%	38,141	(1,907)
91 - 270 days past due	12%	27,838	(3,341)
271 - 450 days past due	26%	25,055	(6,514)
451 - 810 days past due	58%	10,347	(6,001)
More than 810 days past due	100%	19,205	(19,205)
		356,796	(41,795)
Additional loss allowance due to specific consideration on certain distributors		18,032	(18,032)
		374,828	(59,827)

	As at June 30, 2022
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	186,151	(3,967)
Less than 90 days past due	8%	96,508	(7,458)
91 - 270 days past due	23%	10,554	(2,446)
271 - 450 days past due	38%	18,224	(6,991)
451 - 810 days past due	75%	416	(310)
More than 810 days past due	100%	10,193	(10,193)
		322,046	(31,365)
Additional loss allowance due to specific consideration on certain distributors		53,752	(53,752)
		375,798	(85,117)

Loss allowances of RMB18,032,000 and RMB53,752,000 for trade receivables mainly from certain overseas distributors were made during the years ended June 30,2021 and 2022 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2020	(43,183)
Credit loss recognized during the year	(19,870)
Exchange adjustment	3,226
Balance at June 30, 2021	(59,827)
Credit loss recognized during the year	(28,924)
Exchange adjustment	3,634
Balance at June 30, 2022	(85,117)

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

The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2022:

●	Increase in past due but less than 90 days resulted in an increase in loss allowance of RMB5,551,000.
●	Decrease in days past due over 450 days resulted in a decrease in loss allowance of RMB14,703,000.
●	Increase in loss allowance of RMB35,720,000 for trade receivables mainly due from certain overseas distributors due to deterioration of their financial condition.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2021 and 2022.

(b) Liquidity risk

As at June 30, 2021 and 2022, the Group’s net current assets amounted to RMB5,716,232,000 and RMB4,283,891,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2021 and 2022, the Group had net cash generated from operating activities of approximately RMB916,320,000 and RMB1,406,262,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the year presented) and the earliest date the Group can be required to pay.

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	2,809,182	—	—	—	2,809,182	2,809,182
Loans and borrowings	13,944	641	1,880	5,770	22,235	20,594
Lease liabilities	342,211	217,229	277,726	54,848	892,014	804,412
	3,165,337	217,870	279,606	60,618	3,723,431	3,634,188

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,072,991	—	—	—	3,072,991	3,072,991
Loans and borrowings	645	845	6,204	—	7,694	6,948
Lease liabilities	263,332	188,172	215,398	39,421	706,323	651,065
	3,336,968	189,017	221,602	39,421	3,787,008	3,731,004

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

(i) Interest rate profile

The following table details the interest rate profile of the Group’s loans and borrowings, deposit with banks with original maturity date over three months and cash and cash equivalents at the end of each reporting period presented:

	Interest rates		Interest rates
	%	As at June 30,	%	As at June 30,
		2021		2022
		RMB‘000		RMB‘000
Fixed rate instrument:
Loans and borrowings (Note 26)	0%~9%	(20,594)	0%~9.0%	(6,948)
Cash at bank (Note 23)	2%~2.2%	201,488	1.3%~2.5%	565,402
Term deposits	—	—	0.3%~2.2%	236,878
		180,894		795,332
Variable rate instrument:
Restricted cash (Note 24)	0.3%	3,680	0.3%~1.9%	32,376
Cash at bank (Note 23)	0%~3%	6,569,616	0%~3.5%	4,782,640
		6,573,296		4,815,016

(ii) Sensitivity analysis

At June 30, 2021, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have decreased/increased the Group’s loss for the year and accumulated losses by approximately RMB55,880,000.

At June 30, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the year and decreased/increased accumulated losses by approximately RMB37,397,000.

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

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2021
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	20,423	—	—	—	1,818
Cash and cash equivalents	402,563	19,927	2,728	601,491	1,306
Trade and other payables	(24,760)	(4,526)	(23,968)	—	(17)
Loans and borrowings	(6,613)	—	—	—	—
Net exposure arising from recognized assets and liabilities	391,613	15,401	(21,240)	601,491	3,107

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2022
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	54,944	5,021	—	—	—
Cash and cash equivalents	486,139	7,516	2,852	2,094	2
Term deposits	336	—	—	—	—
Trade and other payables	(63,576)	(8,909)	(9,364)	—	—
Loans and borrowings	(133)	—	—	—	—
Net exposure arising from recognized assets and liabilities	477,710	3,628	(6,512)	2,094	2

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s (loss)/ profit after tax (and accumulated loss) that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2021		As at June 30, 2022
		Effect on		Effect on
	Increase/	loss for the	Increase/	profit for the
	(decrease) in	year and	(decrease) in	year and
	foreign	accumulated	foreign	accumulated
	exchange rates	losses	exchange rates	losses
		RMB’000		RMB’000
United States Dollars	1%	3,242	1%	4,744
	(1)%	(3,242)	(1)%	(4,744)
Euros	1%	128	1%	28
	(1)%	(128)	(1)%	(28)
Hong Kong Dollars	1%	(177)	1%	(65)
	(1)%	177	(1)%	65
Renminbi	1%	6,015	1%	16
	(1)%	(6,015)	(1)%	(16)
Others	1%	27	1%	—	*
	(1)%	(27)	(1)%	—	*

Note:

*	The amount was less than RMB1,000.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

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

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2021 categorized into
	2021	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	102,968	—	102,968	—

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2022 categorized into
	2022	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	210,523	1,874	208,649	—

During the reporting periods presented, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

Other investments in level 1 as at June 30, 2022 represented an investment in monetary fund. The fair value of this investment was determined based on the market price at the balance sheet date.

Other investments in level 2 as at June 30, 2021 and 2022 represented investments in trust investment schemes. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust company, that established and managed the investments (see Note 20), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2021 and 2022 because of the short-term maturities of these financial instruments.

35 Commitments

(a) Capital commitments outstanding as at June 30, 2021 and 2022 not provided for in the financial statements were as follows:

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Contracted purchase of software	5,182	1,000
Contracted purchase of property	101,779	—
Contracted purchase of construction projects	—	830,573
Contracted purchase of property improvements	21,679	—
Contracted for	128,640	831,573
Authorized but not contracted for	—	11,279
Total	128,640	842,852

36 Contingencies

(a)The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022.

The above entities have met the commitment for the calendar year of 2021 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the above performance guarantee has expired. Subsequently in April 2022, MINISO Guangzhou provided a performance guarantee of RMB175,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023.

The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2021 or 2022, the above entities have met or are expected to meet the commitment for the calendar year of 2021 or 2022 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021 or 2022.

(b)Lawsuit relating to intellectual property (“IP”) dispute

During the year ended June 30, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against parties including one of the PRC subsidiaries of the Group and two of the Group’s suppliers relating to an IP dispute. The total amount claimed against the PRC subsidiary was RMB50 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiary losing in these two cases is considered low, and even if the claimant were to prevail, the total compensation amount ordered by the courts is expected to be immaterial and significantly lower than the amount claimed. Therefore, no provision was made in respect of these two claims as of June 30, 2022.

(c)Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group's franchisees relating to a illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing the case is considered low, and even if the claimant were to prevail, the compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed. Therefore, no provision was made in respect of the claim as of June 30, 2022.

37 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

Mr. Li Minxin	Shareholder and a member of the key management personnel of the Group

MINI Investment Holding Limited	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced of the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited (iii)	Significantly influenced of the controlling shareholder

Miniso Lifestyle Nigeria Limited (i)	Under common control of the controlling shareholder

MINISO Lifestyle Proprietary Limited (i)	Under common control of the controlling shareholder

YGF MC LIMITED	Under common control of the controlling shareholder

Minihome Hong Kong Limited (i)	Under common control of the controlling shareholder

Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design (Guangzhou) Limited (i)	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

MINISO Technology (Guangzhou) Co., Ltd.	Under common control of the controlling shareholder

199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder

Mingyou (ii)	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder

OasVision International Limited	Under common control of the controlling shareholder

Miniso (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder

Miniso Corporation	Under common control of the controlling shareholder

Note:

(i)

MINISO Lifestyle Proprietary Limited, Miniso Lifestyle Nigeria Limited, Minihome Hong Kong Limited and Nome Design (Guangzhou) Limited were subsidiaries of the Group prior to January 2020. They were sold to companies ultimately owned by Mr. Ye Guofu during the period from December 2019 to February 2020, respectively and have become related parties of the Group since then (see Note 5).

(ii)

Mingyou is a subsidiary of YGF Investment, which was an equity accounted investee of the group prior to October 27, 2021. On October 27, 2021, the Group acquired the remaining 80% interest in YGF investment, YGF investment and Mingyou became wholly-owned subsidiaries of the Group since then (see Note 19).

(iii)

The controlling shareholder sold its equity interests in Shenzhen Zhizhi Brand Incubation Limited to a third party on September 25, 2021. Shenzhen Zhizhi Brand Incubation Limited was no longer a related party of the Group since then.

(b)	Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended June 30,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	5,431	8,795	13,018
Employee compensation expense (Note 8(i) and Note 32)	4,771	—	—
Equity-settled share-based payment expenses (Note 32)	79,021	39,727	—
	89,223	48,522	13,018

(ii) Other transactions with related parties

	For the year ended June 30,
	2020		2021	2022
	RMB’000		RMB’000	RMB’000
Continuing operations

Proceeds from repayment from the controlling shareholder
—Mr. Ye Guofu (i)	297,105		—	—
Cash advances to related parties
—Mr. Ye Guofu (iii)	101,462		—	—
—Nome Design (Guangzhou) Limited (iv)	5,205		—	—

Proceeds from repayment from related parties
—MINI Investment Holding Limited (ii)	—		9,508	—
—Nome Design (Guangzhou) Limited (iv)	—		5,205	—

Repayment to the controlling shareholder
—Mr. Ye Guofu (v)	—		11,946	—

Sales of lifestyle products
—Miniso Lifestyle Nigeria Limited	201		5,312	—
—OasVision International Limited	—		9,914	16,979
—MINISO Technology (Guangzhou) Co., Ltd.	—		1,271	—
—Haydon (Shanghai) Technology Co., Ltd.	—		—	11

Provision of information technology support and consulting services
—Haydon (Shanghai) Technology Co., Ltd. (vi)	—		3,050	5,688
—Wow Colour Beauty Guangdong Technology Limited (vi)	—		9,912	7,080
—ACC Super Accessories Shenzhen Technology Limited (vi)	—		—	2,651
—Henhaohe Tea Guangdong Limited (vi)	—		—	8,410

Purchase of lifestyle products
—Shanghai Kerong Networks Limited	177,367		38,148	15,465
—Shenzhen Zhizhi Brand Incubation Limited	52,385		22,220	4,407
—Wow Colour Beauty Guangdong Technology Limited	13,339		19	1,029
—Nome Design (Guangzhou) Limited	648		581	112
—Haydon (Shanghai) Technology Co., Ltd.	—		894	53
—199 Global Holding (Guangzhou) Limited	—		135	190
—ACC Super Accessories Shenzhen Technology Limited	—		—	48

Advanced payments received for purchase of lifestyle products
—Miniso Lifestyle Nigeria Limited (vii)	4,005		—	—

Provision of guarantee for a subsidiary of the then equity-accounted investee
—Mingyou (viii)	—		160,000	160,000

Purchase of catering services
—Guangzhou Chuyunju Catering Service Co., Ltd.	10,241		8,334	8,816
—Guangzhou Chuyunju Catering Management Co., Ltd.	—		—	3,104

Payment of lease liabilities
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.(ix)	—		—	4,147

Discontinued operations
Disposal of discontinued operations to
—YGF MC LIMITED	—	*	—	—
—Minihome Hong Kong Limited	—	*	—	—
—MINI Investment Holding Limited	—	*	—	—

Notes:

*

The amounts were considerations in connection with the disposal of discontinued operations, each of which was less than RMB1,000. See Note 5 “Discontinued operations and assets and liabilities held for sale” for details.

(i)	Interest-free cash advances to the controlling shareholder amounting to RMB297,105,000 were repaid during the year ended June 30, 2020.

(ii)	The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July 2020.
(iii)	The Group provided interest-free cash advances to the controlling shareholder amounting to RMB101,462,000 during the year ended June 30, 2020. The amount was fully repaid during the year ended June 30, 2020.
(iv)	The Group provided interest-free cash advances to Nome Design (Guangzhou) Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.
(v)	The Group settled other payables to Mr. Ye Guofu amounting to RMB11,946,000 during the year ended June 30, 2021.
(vi)	The Group entered into information technology support and consulting services agreements with Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong limited during the years ended June 30, 2021 and 2022, under which the Group provided business management systems deployment and support services.
(vii)	The Group received advance payments for purchase of lifestyle products from Miniso Lifestyle Nigeria Limited amounting to RMB4,005,000 during the period from January to June 2020.
(viii)	On January 25, 2021, MINISO Guangzhou provided a performance guarantee to a local government for the commitment of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou (see Note 36).
(ix)	In June 2022, the Group entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd. for storage of inventories. At the commencement date of the lease, the Group recognized a right-of-use asset and a lease liability of RMB35,438,000.

(c)	Balances with related parties

	As at June 30,
	2021	2022
	RMB’000	RMB’000
Included in trade and other receivables from related parties:
Trade related:
—Haydon (Shanghai) Technology Co., Ltd.	—	2,150
—Wow Colour Beauty Guangdong Technology Limited	—	2,189
—ACC Super Accessories Shenzhen Technology Limited	996	527
—Henhaohe Tea Guangdong Limited	795	239
	1,791	5,105

Included in trade and other payables to related parties:
Trade related:
—Shanghai Kerong Networks Limited	1,438	1,241
—Shenzhen Zhizhi Brand Incubation Limited	1,135	—
—Wow Colour Beauty Guangdong Technology Limited	—	70
—Haydon (Shanghai) Technology Co., Ltd.	1,010	53
—Nome Design (Guangzhou) Limited	—	126
—ACC Super Accessories Shenzhen Technology Limited	—	145
—199 Global Holding (Guangzhou) Limited	94	—
—Guangzhou Chuyunju Catering Service Co., Ltd.	3,813	8,971
—Guangzhou Chuyunju Catering Management Co., Ltd.	—	3,104
	7,490	13,710
Included in prepayment to related parties:
—Miniso Corporation	—	69
	—	69
Included in lease liabilities due to related parties:
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	31,426
	—	31,426

38 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

	For the period
	from
	January 7,
	2020 (date of
	incorporation)	For the	For the
	to June 30,	year ended	year ended
	2020	June 30, 2021	June 30, 2022
	RMB’000	RMB’000	RMB’000
Other income	—	4,274	6,038
General and administrative expenses	(37)	(9,734)	(19,038)
Other net income	1,091	52,056	6,607
Operating profit	1,054	46,596	(6,393)
Finance income	—	1,030	2,930
Finance costs	—	(2)	—
Net finance income	—	1,028	2,930
Fair value changes of Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	151,733	(1,625,287)	—
Share of profit of equity-accounted investee, net of tax	—	(4,011)	(8,162)
Profit/(loss) before taxation	152,787	(1,581,674)	(11,625)
Income tax expense	—	—	—
Profit/(loss) for the period/year	152,787	(1,581,674)	(11,625)

(ii) Condensed statement of profit or loss and other comprehensive income

	For the period from
	January 7, 2020
	(date of	For the	For the
	incorporation) to	year ended	year ended
	June 30, 2020	June 30, 2021	June 30, 2022
	RMB’000	RMB’000	RMB’000
Profit/(loss) for the period/year	152,787	(1,581,674)	(11,625)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	13,606	(191,443)	174,149
Other comprehensive income/(loss) for the period/year	13,606	(191,443)	174,149
Total comprehensive income/(loss) for the period/year	166,393	(1,773,117)	162,524

(iii) Condensed statement of financial position

	Note	As at June 30,
		2021		2022
		RMB’000		RMB’000
ASSETS
Non-current assets
Interest in an equity-accounted investee		352,062		—
Investments in subsidiaries
—Cost-accounted investments in subsidiaries		—	*	2,112,276
—Amounts due from subsidiaries		3,887,724		1,968,572
		4,239,786		4,080,848
Current assets
Other investments		—		1,874
Other receivables		3,031		65,907
Cash and cash equivalents		925,638		646,921
Term deposits		—		201,342
		928,669		916,044
Total assets		5,168,455		4,996,892
EQUITY
Share capital	31(a)	92		92
Additional paid-in capital	31(a)	8,289,160		7,982,824
Other reserves		(1,721,689)		(1,627,210)
Accumulated losses		(1,428,887)		(1,440,512)
Total equity		5,138,676		4,915,194
LIABILITIES
Non-current liabilities
Deferred income		20,005		14,488
		20,005		14,488
Current liabilities
Other payables		3,714		60,915
Deferred income		6,060		6,295
		9,774		67,210
Total liabilities		29,779		81,698
Total equity and liabilities		5,168,455		4,996,892

Note:

*	The amount was less than RMB1,000.

(iv) Condensed statement of cash flow

	For the period from
	January 7, 2020
	(date of	For the	For the
	incorporation) to	year ended	year ended
	June 30, 2020	June 30, 2021	June 30, 2022
	RMB’000	RMB’000	RMB’000
Net cash (used in)/from operating activities	(36)	28,366	(16,177)
Net cash (used in)/from investing activities	(972,092)	(3,432,692)	120,173
Net cash from/(used in) financing activities	1,127,145	4,181,655	(395,322)
Net increase/(decrease) in cash and cash equivalents	155,017	777,329	(291,326)
Cash and cash equivalents at beginning of the period/year	—	153,889	925,638
Effect of movements in exchange rates on cash held	(1,128)	(5,580)	12,609
Cash and cash equivalents at end of the period/year	153,889	925,638	646,921

39 Amendments and new standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2022 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for
accounting periods
beginning on or after
—Onerous contracts – Cost of fulfilling a contract (Amendments to IAS 37)	January 1, 2022

—Annual improvements to IFRS standards 2018-2020	January 1, 2022

—Property, plant and equipment: Proceeds before intended use (Amendments to IAS16)	January 1, 2022

—Reference to the conceptual framework (Amendments to IFRS 3)	January 1, 2022

—Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2023

—IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023

—Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023

—Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023

—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023

—Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28)	Will be determined at a future date

40 Subsequent events

(a)	Redesignation of ordinary shares

Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on The Stock Exchange of Hong Kong Limited, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(b)	Dual primary listing

On July 13, 2022, the Company completed its dual primary listing on The Stock Exchange of Hong Kong Limited. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each.

(c)	Repurchase of shares

Under the share repurchase program approved by the board of directors on December 21, 2021, the Company had repurchased 76,360 ordinary shares at an average price of USD1.69 per share for a total consideration of USD129,000 during the period from July 1, 2022 to the date of this report.

Under the share repurchase program adopted in December 2021, the Company had repurchased a total of 6,187,636 ordinary shares (the “repurchased shares”). After the expiry of the program in September 2022, the board of directors rectified and approved to transfer all of the repurchased shares to the special purpose vehicles for future grants of share awards and options under the 2020 Share Incentive Plan.

On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 share repurchase program”).

Pursuant to the 2022 share repurchase program, the Company had repurchased a total of 821,620 ordinary shares, representing 655,620 shares in the form of ADSs repurchased on the New York Stock Exchange at an average price of USD1.27 per share for a total consideration of USD833,000, and 166,000 shares repurchased on the Hong Kong Stock Exchange at an average price of HKD10.22 per share for a total consideration of HKD1,696,000 during the period from October 1, 2022 to the date of this report.

(d) Securities class action

A shareholder class action lawsuit relating to the disclosures in the Company's IPO registration and prospectus was filed against the Company and certain of the Company's officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. This action is currently at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.