Form 20-F
period 2023-06-30
MINISO Group Holding Ltd
filed 2023-10-19
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Jingjing Zhang, Chief Financial Officer

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

1,263,689,685 ordinary shares, par value US$0.00001 per share, as of June 30, 2023, including 6,187,636 ordinary shares underlying 1,546,909 ADSs repurchased by the Company as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒ Yes   ☐ No

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act: (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒ Yes   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADRs” refers to the American depositary receipts which may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each representing four ordinary shares, par value US$0.00001 per share;
●	“Core SKU” refers to SKU that generates over RMB100,000 in sales for over a consecutive 12-month period;
●	“GMV” refers to the total value of all merchandises sold by us and our retail partners and distributors to end customers, before deducting sales rebates and including the VAT and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;
●	“HKEx Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong dollars” and “HK$” refer to the legal currency of Hong Kong;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“MINISO,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
●	“MINISO Retail Partner” refers to franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;
●	“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model;
●	“revenue” refers to our revenue from continuing operations, excluding the revenue from discontinued operations;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SKU” refers to stock keeping unit;
●	“TOP TOY-brand products” refers to pop toy products of our own brands or brands codeveloped with IP licensors that are sold under the TOP TOY label;
●	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government promulgates legislations on its foreign currency reserves in part through regulation of the conversion of RMB into foreign exchange. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2513 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of June 30, 2023.

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

Item 3.Key Information

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 in December 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China. We are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.”

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

Permissions Required from the PRC Authorities

Permissions required from the PRC authorities for our operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained all requisite licenses and permits from the PRC government authorities for the business operations in China, except that we are in the process of completing the commercial franchise filing for the “WonderLife” brand and “TOP TOY” brand, and that we have not obtained the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” for more details. Additionally, the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our leased property interest may be defective and such defects may negatively affect our right to such leases” for more details. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Permissions required from the PRC authorities for overseas financing activities

Meanwhile, the PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, unless otherwise provided thereunder. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs.

As of the date of this annual report, under current PRC laws, regulations and rules, we and our mainland China subsidiaries are not required to obtain additional permissions or approvals from the CSRC, or go through cybersecurity review by the CAC, or obtain permission or approval from other PRC government authorities with respect to previous issuances of securities by our company to foreign investors. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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
100%
MINISO Development Hong Kong Limited (Hong Kong)
100%
MINISO Investment Hong Kong Limited (Hong Kong)
MINISO Hong Kong Limited (Hong Kong)
100%
USA Miniso Depot Inc. (United States)
90%
Miniso Vietnam Limited Liability Company(1) (Vietnam)
67%
PT. Miniso Lifestyle Trading Indonesia(2) (Indonesia)
100%
MIHK Management Inc. (Canada)
0.00001%
99.99999%
MINISO Life Style Private Limited (India)
100%
Miniso Lifestyle Singapore Private Limited (Singapore)
Outside China
Inside China
100%
Mingyou Industrial Investment (Guangzhou) Co., Ltd.
100%
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)The remaining 10% shares of Miniso Vietnam Limited Liability Company is held by an individual distributor in Vietnam.
(2)The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.

Our holding company structure involves certain risks in terms of dividend distribution, direct investment in PRC entities and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution.”

Under PRC laws, MINISO Group Holding Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the fiscal years ended June 30, 2021, 2022  and 2023, the amount of capital contribution made by MINISO Group Holding Limited and/or intermediate holding companies to our PRC subsidiaries was nil, RMB1,332.0 million and RMB26.0 million (US$3.6 million), respectively. No loans were extended by MINISO Group Holding Limited to our PRC subsidiaries during these periods. In addition, our PRC subsidiaries may receive cash payments from our certain offshore subsidiaries for product sales to such offshore subsidiaries. In the fiscal years ended June 30, 2021, 2022 and 2023, our PRC subsidiaries received RMB1,402.2 million, RMB1,824.4 million and RMB2,661.0 million (US$367.0 million), respectively, from such payments. In the fiscal years ended June 30, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million. On August 17, 2022, our board of directors declared another cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was US$53.6 million. On August 22, 2023, our board of directors declared a cash dividend in the amount of US$0.412 per ADS, or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to shareholders of record as of the close of business on September 7, 2023. The aggregate amount of cash dividend paid was US$128.8 million (RMB934.0 million). All of the above-mentioned dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends annually in the future representing no less than 50% of our annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. However, whether or not we actually distribute dividends and, if yes, when we are going to distribute dividends are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

A.Selected Financial Data

The following tables present the selected consolidated financial information of our company. The selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2021, 2022 and 2023, the selected consolidated statement of financial position data as of June 30, 2022 and 2023, and selected consolidated statement of cash flows data for the fiscal years ended June 30, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statement of financial position data as of June 30, 2019, 2020 and 2021 and the selected consolidated statement of profit or loss and other comprehensive income data for the fiscal year ended June 30, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019, 2020, 2021, 2022 and 2023:

	For the fiscal year ended June 30,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected consolidated statement of profit or loss and other comprehensive income data:
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	10,085,649	11,473,208	1,582,228
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(7,015,888)	(7,030,156)	(969,503)
Gross profit	2,510,980	2,732,498	2,430,686	3,069,761	4,443,052	612,725
Other income	10,468	37,208	52,140	25,931	17,935	2,473
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(1,442,339)	(1,716,093)	(236,660)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(816,225)	(633,613)	(87,379)
Other net income/(loss)	24,423	45,997	(40,407)	87,308	114,106	15,736
(Credit loss)/reversal of credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(28,924)	1,072	148
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(13,485)	(3,448)	(476)
Operating profit	1,016,682	766,581	401,035	882,027	2,223,011	306,567
Finance income	7,311	25,608	40,433	66,344	145,225	20,027
Finance costs	(25,209)	(31,338)	(28,362)	(33,396)	(34,622)	(4,775)
Net finance (costs)/income	(17,898)	(5,730)	12,071	32,948	110,603	15,252
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	—	—	—
Share of loss of equity-accounted investee, net of tax	—	—	(4,011)	(8,162)	—	—
Profit/(loss) before taxation	289,004	80,818	(1,216,192)	906,813	2,333,614	321,819
Income tax expense	(279,583)	(210,949)	(213,255)	(267,070)	(551,785)	(76,095)
Profit/(loss) for the year from continuing operations	9,421	(130,131)	(1,429,447)	639,743	1,781,829	245,724
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(303,830)	(130,045)	—	—	—	—
(Loss)/profit for the year	(294,409)	(260,176)	(1,429,447)	639,743	1,781,829	245,724
Attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(1,415,010)	638,170	1,768,926	243,945
Non-controlling interests	(3,762)	2,091	(14,437)	1,573	12,903	1,779
(Loss)/profit for the year	(294,409)	(260,176)	(1,429,447)	639,743	1,781,829	245,724
(Loss)/earnings per share(2)
—Basic	(0.32)	(0.26)	(1.18)	0.53	1.42	0.20
—Diluted	(0.32)	(0.26)	(1.18)	0.52	1.41	0.19
Earnings/(loss) per share(2) – Continuing operations
—Basic	0.01	(0.12)	(1.18)	0.53	5.68	0.78
—Diluted	0.01	(0.12)	(1.18)	0.52	5.64	0.78
Other comprehensive (loss)/income for the year	(4,834)	6,361	(16,548)	40,494	41,198	5,681
Total comprehensive (loss)/income for the year	(299,243)	(253,815)	(1,445,995)	680,237	1,823,027	251,405
Equity shareholders of the Company	(296,062)	(256,583)	(1,429,621)	677,667	1,803,797	248,753
Non-controlling interests	(3,181)	2,768	(16,374)	2,570	19,230	2,652

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	52,000	44,824	6,182
General and administrative expenses	88,961	236,637	150,104	30,835	18,058	2,490
Total	122,058	364,380	281,319	82,835	62,882	8,672

(2)	Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings/(loss) per share for the fiscal years ended June 30, 2019 and 2020, the number of outstanding ordinary shares used in the calculation was 865,591,398, which excluded 111,043,373 ordinary shares held by certain share incentive awards holding vehicles as of June 30, 2020 as these shares were regarded as treasury shares for purposes of calculating per share data. The number of ordinary shares used in the calculation has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented. For purposes of calculating basic and diluted loss per share for the fiscal year ended June 30, 2021, the weighted average number of ordinary shares in issue used in the calculation was 1,104,371,475. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2022, the weighted average number of ordinary shares in issue used in the calculation was 1,205,527,348 and 1,216,637,439, respectively. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,243,320,377 and 1,250,545,116, respectively.

The following table presents our selected consolidated statement of financial position data as of June 30, 2019, 2020, 2021, 2022 and 2023:

	As of June 30,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of financial position data:
Cash and cash equivalents	1,546,280	2,853,980	6,771,653	5,348,492	6,489,213	894,903
Inventories	1,308,957	1,395,674	1,496,061	1,188,095	1,450,519	200,036
Trade and other receivables	830,751	729,889	824,725	1,056,198	1,150,156	158,614
Total current assets	4,511,719	4,986,599	9,199,087	8,072,562	9,904,005	1,365,825
Total assets	5,226,115	5,836,251	10,705,030	11,281,788	13,447,713	1,854,524
Trade and other payables	2,363,739	2,419,795	2,809,182	3,072,991	3,019,302	416,380
Total current liabilities	3,245,979	3,309,643	3,482,855	3,788,671	3,885,595	535,848
Total liabilities	5,340,089	6,159,297	4,052,876	4,254,388	4,529,445	624,639
Total equity/(deficit)	(113,974)	(323,046)	6,652,154	7,027,400	8,918,268	1,229,885
Total equity and liabilities	5,226,115	5,836,251	10,705,030	11,281,788	13,447,713	1,854,524

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2019, 2020, 2021, 2022 and 2023:

	For the fiscal year ended June 30,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of cash flow data:
Net cash generated from operating activities	1,038,471	826,484	916,320	1,406,262	1,666,030	229,756
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(2,125,918)	(293,406)	(40,463)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	(733,559)	(325,956)	(44,951)
Net increase/(decrease) in cash and cash equivalents	1,447,414	1,171,593	3,933,707	(1,453,215)	1,046,668	144,342
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	6,771,653	5,348,492	737,590
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	30,054	94,053	12,971
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	5,348,492	6,489,213	894,903
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—	—	—
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	5,348,492	6,489,213	894,903

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks related to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;

●	The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;
●	Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;
●	If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;
●	If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;
●	Expanding product offerings may expose us to new challenges and more risks;
●	If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;
●	We primarily rely on our retail partners and distributors to expand our store network. If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;
●	If we, our MINISO Retail Partners or local distributors fail to successfully operate MINISO stores, our business and results of operations would be adversely affected;
●	Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;
●	If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;
●	If we fail to maintain the relationship with our MINISO Retail Partners or our local distributors or fail to attract new MINISO Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected; and
●	Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Risks related to doing business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 50;
●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 51;

●	The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 51;
●	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 51;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 52; and
●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” on page 53.

Risks related to the ADSs and our ordinary shares

Risks and uncertainties related to the ADSs and our ordinary shares include, but are not limited to, the following:

●	The trading price of the ADSs and our ordinary shares has been volatile, which could result in substantial losses to investors;
●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial; and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

Risks Related to Our Business and Industry

Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands, which mainly are “MINISO,” and “TOP TOY.” “MINISO” is our flagship brand. For the fiscal year ended June 30, 2023, revenue generated under our MINISO brand accounted for approximately 94.7% of our total revenue. TOP TOY, which we launched in December 2020, is the brand that is committed to building comprehensive shopping platforms of pop toys. See “Item 4. Information on the Company—B. Business Overview—Our Products—Brand strategies.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and “TOP TOY” brand.

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

The success of our operations depends on our ability to continuously offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of approximately 9,700 core SKUs, the vast majority of which are under the “MINISO” brand. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of June 30, 2023, we had a network consisting of an in-house team of approximately 150 designers and 38 design partners, including internationally renowned independent designers, professional design studios and design academies from 8 countries. We have also developed an approach to collaborate with highly popular IP licensors to create co-branded products. As of June 30, 2023, we had established co-branding relationship with 80 IP licensors owning a number of popular brands. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

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

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each store. Offering new SKUs, expansion into diverse new product categories and increased number of products and SKUs as well as launching new brands involve new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. For example, we recorded an inventory write-down of RMB68.3 million for the fiscal year ended June 30, 2020. For the fiscal years ended June 30, 2021, 2022 and 2023, we recorded a reversal of inventory write-down of RMB51.1 million, RMB44.7 million and RMB19.9 million (US$2.7 million), respectively. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our MINISO membership program in China and further expanded this membership program to overseas markets. In addition, managers of MINISO stores keep consumers constantly engaged by sharing MINISO content through Weixin chat groups and Weixin public account as well as other Wexin sharing channels. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of June 30, 2023, approximately 97% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. Therefore, successful operations of MINISO stores by our MINISO Retail Partners and local distributors directly affect our results of operations. However, we cannot control many factors that impact the profitability of their MINISO stores. Despite the fact that we have direct access to key operational data from MINISO Retail Partner stores, which enable us to help our MINISO Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their MINISO stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of MINISO store operations may be compromised if we fail to effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors. Even if we can effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors, there are still a number of factors beyond our control which may results in failure by our MINISO Retail Partners and local distributors to successfully operate MINISO stores in a manner consistent with our standards and requirements. For example, our MINISO Retail Partners and local distributors may not be able to find suitable locations for opening MINISO stores, hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with MINISO Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

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

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB1,780.5 million, RMB2,643.5 million and RMB3,822.4 million (US$527.1 million) in the fiscal years ended June 30, 2021, 2022 and 2023, accounting for 19.6%, 26.2% and 33.3% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

•limited brand recognition (compared with our home market in China);

•	need to manage costs of securing optimal locations for opening stores;
•	difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;
•	difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;
•	difficulty to find qualified partners for overseas cooperation;
•	inability to anticipate foreign consumers’ preferences and customs;
•	difficulties in hiring experienced staff and managing foreign operations;
•	burdens of complying with a wide variety of local laws and regulations;
•	wars, political and economic instability;

•	trade restrictions;
•	lesser degrees of intellectual property protection;
•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;
•	a legal system subject to undue influence or corruption; and
•	high inflation.

In particular, we had business operations in Ukraine and our products are sold in Russia. Wars in Ukraine has negatively affected our business operations in Ukraine and our product sales in Russia. We have temporarily terminated our operations in Ukraine. As of June 30, 2023, there were no MINISO stores in operation in Russia. Since there are substantial uncertainties in the development of wars and the situations in Ukraine and Russia, we are unable to predict whether any MINISO stores will be permanently shut down or whether we will have to completely withdraw from relevant geographical markets. With respect to removing certain Russian banks from SWIFT system, we expect that there will be certain negative impacts for our local distributors in Russia to purchase products from us and they might have to switch to other payment options. In general, we do not expect wars in Ukraine or sanctions against Russia will result in material adverse impact on our overall business operations given that revenues generated from Ukraine and Russia accounted for approximately 0.02% of our total revenue for the fiscal year ended June 30, 2023. We have made impairment assessments on our inventories and trade receivables for our operations in Ukraine and made provisions/recorded impairment losses accordingly. However, we are unable to predict how the wars in Ukraine and sanctions against Russia will develop. Any deterioration of the situation in Ukraine and Russia in the future may have material negative impact on our business operations, results of operations and financial condition.

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

Our products are sold to consumers through either our directly operated stores or through stores operated by our MINISO Retail Partners or local distributors. As of June 30, 2023, approximately 97% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. We typically enter into franchise agreements with our MINISO Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” for more information on different types of store operation models.

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

As of June 30, 2023, approximately 97% of MINISO stores globally are operated by our MINISO Retail Partners and local distributors. As a result, maintaining the relationship with our MINISO Retail Partners and local distributors and attracting new MINISO Retail Partners and local distributors to join our store network are critical to our business and results of operations. However, we may not be able to maintain our relationship with MINISO Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our MINISO Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of MINISO stores could also arise from failures by our MINISO Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our MINISO Retail Partners and local distributors will be able to successfully operate MINISO stores. As a result, our MINISO Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. For the fiscal years ended June 30, 2023, the number of terminated MINISO Retail Partners and distributors was 116 and 13, respectively, compared to the number of new MINISO Retail Partners and distributors of 265 and 42, respectively.

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

Our revenue growth historically was largely driven by the expansion of our MINISO store network. Our revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand by the average number of MINISO stores of the relevant period, has fluctuated significantly historically. Our revenue per MINISO store decreased by 11.3% from the fiscal year ended June 30, 2020 to the fiscal year ended June 30, 2021 primarily due to the outbreak of COVID-19, and an increasing number of new stores being opened in lower-tier cities and under penetrated locations as we continued to expand our footprint in China and globally, as well as increased competition. Our revenue per MINISO store maintained relatively stable in the fiscal years ended June 30, 2021, 2022 and 2023.

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

We source our products from third-party suppliers. As of June 30, 2023, we had approximately 1,500 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the globe. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements. These framework agreements are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of the current agreements. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. For example, the outbreak of COVID-19 in China in early 2020 resulted in temporary business closures of certain of our suppliers and tight liquidity of a few of our suppliers, which led to delays in supplying products to our stores. As the COVID-19 pandemic is still evolving, we cannot assure you that product supply delays would not happen again. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

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

Strategic collaborations with IP licensors is a key strategy for us to expand our product offerings. As of June 30, 2023, we had entered into collaboration with approximately 80 IP licensors owning a number of popular brands to jointly develop products that attract consumers. If we are unable to expand or maintain our collaboration with these IP licensors in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it may be very difficult for us to identify qualified alternative IP licensors, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations.

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

Our inventories decreased from RMB1,496.1 million as of June 30, 2021 to RMB1,188.1 million as of June 30, 2022 and increased to RMB1,450.5 million (US$200.0 million) as of June 30, 2023. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of inventories during the period and then multiplied by the number of days during the period. Our inventory turnover days were 79 days for the fiscal year ended June 30, 2021, 70 days for the fiscal year ended June 30, 2022 and 68 days for the fiscal year ended June 30, 2023. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. For the fiscal years ended June 30, 2021 and 2022, we recorded a reversal of inventory write-down of RMB51.1 million and RMB44.7 million, respectively. For the fiscal year ended June 30, 2023, we recorded a reversal of inventory write-down of RMB19.9 million (US$2.7 million).

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

Before delivery of our products to stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. During the outbreaks of COVID-19, we temporarily shut down certain warehouses we leased in China and experienced service disruptions of our logistics and transportation service providers, both of which negatively affected our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed, we and our overseas distributors incurred increased costs on product delivery. Shipping of our products in certain overseas countries has also been negatively affected by the pandemic such as delays in shipment of products. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.

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

We had losses for the fiscal year ended June 30, 2021.

We recorded a loss of RMB1,429.4 million from continuing operations in the fiscal year ended June 30, 2021 mainly due to a substantial increase in equity-settled share-based payment expenses, and a loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. We recorded a profit of RMB639.7 million in the fiscal year ended June 30, 2022 and a profit of RMB1,781.8 million (US$245.7 million) in the fiscal year ended June 30, 2023. However, we cannot assure you that we will always be able to generate profit from our operations in the future. If we are unable to generate profit from our operations in the future, our results of operations, financial condition and our business operations could be adversely affected.

Our results of operations could be negatively affected by fair value changes and other risks of financial assets measured at fair value through profit or loss.

We have invested in certain financial products. Those financial products represented wealth management products, asset management schemes and trust management scheme. The fair value of these financial products are measured by our management regularly and we record profit or loss to reflect the fair value changes. We recorded investment income for the financial products we purchased of RMB66.8 million, RMB63.8 million and RMB42.9 million (US$5.9 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. To reflect the net change in fair value of such financial products, we also recorded a net income of RMB3.0 million and RMB5.7 million in the fiscal years ended June 30, 2021, 2022, respectively, and a net loss of RMB3.7 million (US$0.5 million) and in the fiscal year ended June 30, 2023. We expect to continue to record such investment income and fair value changes, which would affect our results of operations in the future.

Our results of operations could be negatively affected by the non-recurring nature of government grants and preferential tax treatment.

We recorded other income of government grants of RMB46.6 million, RMB16.7 million and RMB8.8 million (US$1.2 million) for the fiscal years ended June 30, 2021 and 2022 and 2023. Government grants mainly represented unconditional cash awards granted by local authorities in China. During the fiscal year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule. Whether or not we will receive any government grants and, if yes, the amount of such grants are highly uncertain and beyond our control. There is no assurance that we will continue to receive any government grants in the future. Such uncertainties will affect our results of operations in the future. In addition, certain of our subsidiaries enjoy preferential tax treatments. However, we cannot assure you that these subsidiaries will continue to enjoy preferential tax treatments in the future. If these subsidiaries are unable to enjoy preferential tax treatments in the future, our results of operations will be negatively affected.

Our deferred tax assets may not be recovered.

Our deferred tax assets may not be recovered. As of June 30, 2023, our deferred tax assets amounted to RMB161.6 million (US$22.3 million), representing approximately 1.2% of our total assets. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions or, negative development of a regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

We are subject to credit risks related to our trade receivables.

Our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 20 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The total balance of our trade receivables before loss allowance was approximately RMB374.8 million as of June 30, 2021, RMB375.8 million as of June 30, 2022 and RMB394.7 million (US$54.4 million) as of June 30, 2023. We also made loss allowance of RMB59.8 million as of June 30, 2021, RMB85.1 million as of June 30, 2022 and RMB88.8 million (US$12.2 million) as of June 30, 2023. If any of these distributors with significant outstanding trade receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such trade receivables, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

We record intangible assets of RMB25.3 million (US$3.5 million) as of June 30, 2023. Our intangible assets represent software. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded impairment losses of intangible assets of RMB0.7 million (US$0.1 million) as of June 30, 2023. However, we cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

If we are unable to honor our obligations in respect of our contract liabilities, our cash or liquidity position could be negatively affected.

Our current contract liabilities primarily consists of advance payments received from customers for purchase of goods from us, license fees and membership fees we received, and the transaction price allocated to loyalty points. We normally request 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect to license fees and membership fees, unamortized portion of upfront license fees and membership fees received was recognized as contract liability. Our total contract liabilities amounted to RMB326.9 million as of June 30, 2021, RMB413.2 million as of June 30, 2022 and RMB339.6 million (US$46.8 million) as of June 30, 2023. Were we unable to deliver products to certain overseas distributors, we would have to return the corresponding advance payments we received to distributors. For the license fees and membership fees, we do not allow a refund of payments made. However, in practice, we refunded a very limited amount of license fees and membership fees to customers. To the extent we refund payments received, our cash position or liquidity position would be negatively affected.

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

Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange loss of RMB114.2 million for the fiscal year ended June 30, 2021 and net foreign exchange gain of RMB14.0 million for the fiscal year ended June 30, 2022. For the fiscal year ended June 30, 2023, we recorded net foreign exchange gain of RMB109.1 million (US$15.0 million).

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

Our business is operated globally. Global inflationary pressures could negatively affect our results of operations and cash flows.

The profitability of our operations depends, to some extent, on our ability to obtain resources economically such as energy, raw materials, finished and semi-finished products, and effectively control our cost and expense such as remuneration, rental expense, delivery expense, among others. High inflation may pose a threat to our business operations and adversely affect our financial results and cash flows as we may have to pay a higher price for the energy, raw materials, semi-finished and finished products, among others. We may not be able to effectively pass such increases in price to our customers since we may not be able to know whether our consumers would accept price raising in our products and we may need time to conduct survey before the decision of product-pricing, which may undermine gross margins of our products. We may also fail to expand our stores network due to global inflationary pressure since our MINISO Retail Partners, distributors may be reluctant to pay at a higher price in remuneration, rental expense and delivery expense, among others, and therefore terminate the cooperation with us. Those countries and regions that suffer surging inflation rate may face certain risk of social unrest, such as strikes and riots, which may cause temporary or permanent store closure and stoppage of our business operations, further undermining our results of operation and stores expansion plans.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. For example, we have engaged two celebrities as our spokespersons to promote our brands. We incurred promotion and advertising expenses of RMB214.8 million, RMB242.7 million and RMB316.0 million (US$43.6 million) for the fiscal years ended June 30, 2021, 2022 and 2023, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and client-facing digital applications and operations. See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. For example, when we first installed our major store operation system, SAP Enterprise Resource Planning system, or SAP ERP system, to certain MINISO stores upon entering into a new overseas market, our SAP ERP system experienced functionality issues. Although such issues were resolved in a timely manner, we cannot assure you we would not encounter similar issues in the future. In addition, large volume transaction during peak seasons such as Chinese New Year could also cause functionality issues of our SAP ERP system or system of other third-parties that are connected to our SAP ERP system. Any improper functioning of our SAP ERP system could cause interruptions of store operations. Daily operations of MINISO stores relies on SAP ERP system. If we are unable to maintain our cooperation with the provider of our SAP ERP system, we may not be able continue to effectively use such SAP ERP system in our business operations and we may also not be able to find any suitable alternatives at commercially reasonable terms in a timely manner. As a result, our business operations, results of operations and financial condition would be materially and adversely affected. We use AI and big data in managing and analyzing store-level inventories. See “Item 4. Information on the Company–B. Business Overview” for details. The failure of such technologies to perform effectively or as expected may cause us to misjudge and mismanage store-level inventories, in which case the business of the affected stores, and our operations and financial condition may be adversely affected. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially adversely affect our business or results of operations.

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

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations, for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing in a foreign country by data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. Since the measures are relatively new, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

There have also been other significant developments in the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to individuals within China or for the analysis and assessment of acts of individuals within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of critical information infrastructure are required to store, within the PRC territory, all personal information collected and produced within the PRC. These laws and regulations are relatively new, and there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

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

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we are currently involved in three labor disputes in California, all of which are wage and hour actions. We have reached a settlement agreement of US$1,250,000 with the plaintiffs of two of the three labor disputes and the settlement is still subject to court’s approval. We have made a provision in connection with these two lawsuits as of December 31, 2021 based on the settlement amount agreed with the plaintiffs. The remaining labor dispute case is currently still ongoing and the plaintiff’s claims represent an immaterial amount to our company. In response to these lawsuits, we amended our internal policies and procedures that manage our legal affairs in overseas markets. In particular, we will dedicate more resources to actively monitor the development of local laws and regulations frequently and report relevant risks to our headquarters and relevant overseas subsidiaries. With respect to employee compensation, we will review and make salary payments based on the actual working hours of employees pursuant to our human resources and compensation policies. Despite that we have put in efforts to prevent similar incidents from happening again, we may continue to be involved in additional lawsuits in the United States or other jurisdictions in the future. For example, we are currently also involved in securities class actions in the United States. See “—Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Besides, we are also involved in lawsuits in relation to illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

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

As a public company duly listed on the Hong Kong Stock Exchange, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We are currently also involved in a securities class action in the United States. On August 17, 2022, a putative shareholder class action lawsuit has been filed against the Company and certain of our officers and directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details. We are currently unable to reliably estimate the potential loss, if any, associated with the resolution of such lawsuit, if it proceeds. We anticipate that we or certain of our directors or officers may be a target for similar lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

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

As of the date of this annual report, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “TOP TOY” and “WonderLife” brands. “WonderLife” is a lifestyle product brand we operate that targets lower-tier cities in China. “WonderLife” contributed an insignificant portion to our revenue. As the MINISO brand increasingly penetrates into lower-tier cities in China, “WonderLife” brand has become marginalized, as evidenced by its declining revenue contribution since the fiscal year ended June 30, 2021. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “TOP TOY” and “WonderLife” brands, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time, primarily due to the relevant employees’ failure to fully understand the requirements under applicable laws and regulations. We have made adjustments to our business operations under our “TOP TOY” and “WonderLife” brands, as a result of which we satisfied the relevant legal requirements and completed the required filings for the “WonderLife” brand in April 2022 and for the “TOP TOY” brand in July 2022. After we completed franchise filings for the “WonderLife” brand, however, we had to relocate one of our directly operated WonderLife stores due to shut-down of the shopping mall where the store was operated. As such, we may not be able to continue to satisfy the requirement of having operated each of the two directly operated stores for over one year with respect to the “WonderLife” brand. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we received and franchise fees we are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000 for our commercial franchising activities under the “TOP TOY” brand and “WonderLife” brand, respectively.

In addition, we failed to obtain the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores in China. We are currently taking rectification measures, which may potentially include modifying the store entrance and fire exit design of TOP TOY stores and communicating with the landlord of the MINISO store to amend the registered use of the premises. However, we cannot assure you that the measures we take will successfully rectify the non-compliance in a timely manner. It is also possible that we may have to relocate to other premises so as to continue to operate these stores. Given the difficulty of modifying the design of and reconstructing the store entrance or fire exit and amending the registered use of the relevant premises, we do not expect to obtain the certificate for fire inspection for these stores in the near future.

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

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of June 30, 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report, and, as part of the audit, has reported on the effectiveness of our internal control over financial reporting as of June 30, 2023, concluding that, in their opinion, we maintained, in all material aspects, effective internal control over financial reporting as of June 30, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In the future, however, if we fail to maintain an effective system of internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

As of September 30, 2023, we had outstanding options to purchase a total of 5,395,000 ordinary shares and 6,039,620 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan. For the fiscal year ended June 30, 2023, we recorded equity-settled share-based payment expenses of RMB62.9 million (US$8.7 million).

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

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. During the fiscal year ended June 30, 2023, our business operations have been gradually recovering from the COVID-19 pandemic. In our home market, China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations. However, we also witnessed a reduce in confirmed cases and a general recovery from the pandemic since January 2023. As we gradually recovered from the pandemic during the fiscal year ended June 30, 2023, our revenue generated from overseas markets increased by 44.6% from RMB2,643.5 million in the fiscal year ended June 30, 2022 to RMB3,822.4 million (US$527.1 million) in the fiscal year ended June 30, 2023. In China, we also realize a growth in revenue of 2.8% from RMB7,442.2 million in the fiscal year ended June 30, 2022 to RMB7,650.8 million (US$1,055.1 million) in the fiscal year ended June 30, 2023. However, there are still uncertainties with respect to future development of the COVID-19 pandemic. The extent to which the pandemic impacts our results of operations going forward will depend on future development of the pandemic, which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. We may also have to adopt measures in response to the negative impact of the COVID-19 pandemic in the future, including sales promotions. These measures, if adopted, would have negative impacts on our gross profit margin for the sales of products.

Our MINISO Retail Partners are also affected by the COVID-19 pandemic. Our MINISO Retail Partners in China experienced a longer time to recover their store investment after store opening. There are still uncertainties with respect to future development of the COVID-19 pandemic. We cannot assure you that the continual impact of the pandemic and the control measures taken in response would not cause further prolonged investment recovery period for our MINISO Retail Partners. The COVID-19 pandemic also negatively affected our supply chain such as manufacturing, warehousing and shipping of our products. See “—We are subject to certain risks relating to the warehousing and shipment of our products” and “—We rely on third-party suppliers to provide products to us. If we fail to manage or expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer” for more information. In addition, our inventory level was also negatively affected. See “—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information.

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

Adverse developments affecting financial institutions or the financial services industry in general, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, transactional counterparties or other third parties, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. As of June 30, 2023, we operated our business in around 90 countries and regions. Although we currently neither hold bank accounts in nor has banking relationship with SVB, Signature Bank and Silvergate Capital Corp, there are factors that could adversely affect us, including, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. In the event that these factors negatively affected financial institutions or financial services industry companies with which we have financial or business relationships, our liquidity, business operations and financial condition could be adversely affected.

Moreover, our MINISO Retail Partners, distributors or suppliers could also be adversely affected by any of the liquidity or other risks that are described above, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. If any MINISO Retail Partner, distributor or supplier goes bankrupt or becomes insolvency, or fails to make payments when due, or defaults or breaches any material contractual obligations, our business operations and results of operations could also be adversely affected.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended June 30, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and the ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has regulatory oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares or the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s  or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

A majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The retail industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government’s guidance over capital investments or changes in tax regulations.

The global macroeconomic environment also faces challenges. Health epidemics have caused significant downward pressure for the global economy. Geopolitical tension and conflicts, energy crisis, inflation risk, interest rate increases, instability in the financial system, and the tightening of monetary policy by the U.S. Federal Reserve also impose new challenges and uncertainties on the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have the authority and discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy. In addition, like many other jurisdictions, administrative and court proceedings in China could also be protracted, resulting in substantial costs and diversion of resources and management attention. All of these uncertainties could materially and adversely affect our business operations.

Furthermore, on July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities and further emphasized to strengthen the cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.

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

PRC government has oversight over the conduct of our business and it has exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—M&A rules and overseas listings” for more details.

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

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital regulatory measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principle of genuine transaction. The PRC government may continue to strengthen its capital regulatory measures and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk in the fiscal year ended June 30, 2023. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange administrative regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the notice of the People’s Bank of China and the State Administration of Foreign Exchange on Increasing the Macro-prudent Adjustment Parameter for Cross-border Financing (《中國人民銀行、國家外匯局上調跨境融資宏觀審慎調節參數》) issued on July 20, 2023, the macro-prudent adjustment parameter for cross-border financing has been increased from 1.25 to 1.5. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through registration procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is relatively new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

Governmental administration of currency conversion may limit our ability to utilize cash generated from our revenues effectively and affect the value of your investment.

The PRC government implements administrative measures on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues dominated in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares or the ADSs.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, as well as five guidelines for the filing-based administration of overseas securities offerings and listings by PRC domestic companies, which came into effect on March 31, 2023. These rules apply to (i) PRC companies that seek to directly offer or list securities on overseas markets; and (ii) PRC companies that seek to indirectly offer or list securities on overseas markets. PRC companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfill the filing procedure and report relevant information to the CSRC according to such rules. Since the Trial Measures have only been recently published, there may be uncertainties as to their implementation, interpretation and impact on our future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in completing the CSRC filing for any of our offshore offerings, may subject us to rectification order, warning, or fines imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations. For more details, see “Item 4. Information on the Company-B. Business Overview-Regulations-China-M&A rules and overseas listings.”

If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval or filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain the approval or complete the filing in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We are currently also involved in securities class actions in the United States. See “— Risks Related to Our Business and Industry — Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit.” These securities class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial.

As of August 31, 2023, our executive officers, directors, and their affiliated entities together held approximately 68.6% of our total voting power. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs or our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and the ADSs may view as beneficial.

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

Although we have adopted a dividend policy, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares or the ADSs will likely depend entirely upon any future price appreciation of our ordinary shares or the ADSs. There is no guarantee that our ordinary shares or the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased our ordinary shares or the ADSs. You may not realize a return on your investment in our ordinary shares or the ADSs, and you may even lose your entire investment in our ordinary shares or the ADSs.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended June 30, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of the ADSs or our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs or our ordinary shares from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Our third amended and restated memorandum and articles of association give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares or the ADSs may fall and the voting and other rights of the holders of our ordinary shares or the ADSs may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the HKEx Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We have adopted our third amended and restated memorandum and articles of association in a general meeting of our shareholders held on July 11, 2022, which became effective on July 13, 2022, to comply with such obligations.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” for risks associated with the PCAOB’s inability to inspect or fully investigate auditors located in China, and “—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Holders of the ADSs do not have the same rights as our shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Holders of the ADSs will only be able to exercise the voting rights carried by the underlying ordinary shares, which are represented by the ADSs, indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying the ADSs in accordance with the instructions. If we ask for instructions from holders of the ADSs, then upon receipt of the voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for instructions from holders of the ADSs, the depositary may still vote in accordance with instructions given by holders of the ADSs, but it is not required to do so. Holders of the ADSs will not be able to directly exercise the right to vote with respect to the underlying ordinary shares unless holders of the ADSs withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will not be less than 21 days for an annual general meeting and not less than 14 days for any other general meetings (including an extraordinary general meeting). When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to withdraw the underlying ordinary shares represented by the ADSs and become the registered holder of such ordinary shares to allow holders of the ADSs to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that holders of the ADSs would not be able to attend the general meeting or to vote directly. If we ask for instructions from holders of the ADSs, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to holders of the ADSs. We have agreed to give the depositary notice of shareholder meetings at least 40 days in advance of such meetings. Nevertheless, we cannot ensure that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the underlying ordinary shares represented by the ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that holders of the ADSs may not be able to exercise the right to direct how the underlying ordinary shares represented by the ADSs are voted and holders of the ADSs may have no legal remedy if the underlying ordinary shares represented by the ADSs are not voted as requested by holders of the ADSs. In addition, an ADS holder will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the underlying ordinary shares represented by the ADSs if holders of the ADSs do not vote at shareholders’ meetings, which could adversely affect interests of holders of the ADSs.

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

During the period from September 2018 to September 2019, we (i) acquired 67% of the equity securities of PT. Miniso Lifestyle Trading Indonesia, which was established in January 2017 in Indonesia by a company controlled by Mr. Guofu Ye, (ii) established MIHK Management Inc. as the holding company of our business operations in Canada, (iii) acquired 100% of the equity securities of USA Miniso Depot Inc., which was established by an individual on behalf of Mr. Guofu Ye in the United States, (iv) acquired 100% of the equity securities of Miniso Life Style Private Limited, which was established in June 2017 in India by a company controlled by Mr. Guofu Ye, and (v) established Miniso Lifestyle Singapore Private Limited in Singapore in September 2019 as a wholly-owned subsidiary of Miniso Hong Kong Limited, which transferred all equity interests of Miniso Lifestyle Singapore Private Limited to Miniso Global Holding Limited in May 2020 during a reorganization discussed below. The main businesses operated by these subsidiaries are as follows:

•	PT. Miniso Lifestyle Trading Indonesia primarily engages in selling our products to local distributors, which in turn sell our products to local consumers.
•	MIHK Management Inc. conducts business operations in Canada through its subsidiaries. Prior to the establishment of Miniso Canada, our local distributors operated MINISO stores in Canada.
•	USA Miniso Depot Inc. serves as the holding company of our business operations in the United States and operates our business in the United States through its subsidiaries.

●	Miniso Life Style Private Limited primarily engages in import and export business, local distributions, and franchising activities.
●	Miniso Lifestyle Singapore Private Limited primarily engages in international trade businesses in Singapore.

In addition to the above overseas operations, we also conduct business operations through subsidiaries in Hong Kong, Ukraine, and Vietnam. Besides, our products are sold in a number of other overseas markets such as Mexico, Philippines, Saudi Arabia and Italy through MINISO stores operated by our MINISO Retail Partners and/or local distributors.

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

In November 2022, Miniso Investment HK acquired 90% of the total outstanding shares of Miniso Vietnam Limited Liability Company from a shareholder of such company. Miniso Vietnam Limited Liability Company was originally established by an individual distributor in Vietnam in August 2017. The remaining 10% of the total outstanding shares of Miniso Vietnam Limited Liability Company is currently held by this individual distributor. Miniso Vietnam Limited Liability Company primarily engaged in retailing and wholesales business.

On March 13, 2023, ordinary shares of our company were included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs. Effective from March 13, 2023, our company was also selected and included as a constituent stock of the following indexes by Hang Seng Indexes Company Limited: (i)Hang Seng Composite Index; (ii) Hang Seng Composite MidCap Index; (iii) Hang Seng Composite LargeCap & MidCap Index; (iv) Hang Seng Composite MidCap & SmallCap Index; (v) Hang Seng Composite Industry Index – Consumer Discretionary; and (vi) Hang Seng Stock Connect Greater Bay Area Composite Index.

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

Our corporate website is https://ir.miniso.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. We have successfully incubated two brands, MINISO and TOP TOY, since we opened our first store in China in 2013. In the fiscal year ended June 30, 2023, we generated revenue of RMB10.9 billion (US$1.5 billion) from MINISO brand and the aggregate GMV of MINISO brand reached approximately RMB20.5 billion (US$2.8 billion). TOP TOY, a new brand we launched in December 2020 to pioneer the concept of pop toy collection stores, achieved a revenue of RMB533.4 million (US$73.6 million) and a GMV of RMB774.4 million (US$106.8 million) in the same fiscal year.

We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. As of June 30, 2023, we had in our extensive global store network approximately 5,800 MINISO stores in approximately 90 countries and regions throughout the world, including over 3,600 MINISO stores in China and approximately 2,200 MINISO stores overseas. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. We believe that our “TOP TOY” brand is highly complementary to our “MINISO” brand, as it caters to a broader consumer demographic with a much wider product price range and higher average order value. Our experience as a leading global value retailer has helped us realize our strategic goal with TOP TOY and make rapid headway in the pop toy market in China. As of June 30, 2023, we had a total of 118 TOP TOY stores.

Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In the fiscal year ended June 30, 2023, we launched an average of approximately 530 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of approximately 9,700 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

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

Our co-branding collaborations with IP licensors that own a number of popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with approximately 80 IP licensors as of June 30, 2023 such as Marvel, Disney, Hello Kitty and Universal, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to MINISO and TOP TOY stores to enjoy a shopping experience replete with pleasant surprises.

•

Efficient supply chain. Leveraging China’s unmatched and massive supply chain, we source directly from qualified manufacturers in China that can meet our demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate almost all of our suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain efficiency. Our supply chain also remained resilient during the COVID-19 pandemic, with our inventory turnover days decreased from 79 days in the fiscal year ended June 30, 2021 to 70 days in the fiscal year ended June 30, 2022 and further to 68 days in the fiscal year ended June 30, 2023. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

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

Our path to success in our home market, China, where we had expanded to approximately over 3,600 MINISO store as of June 30, 2023, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, allowing us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and enabling our MINISO Retail Partners to attain attractive investment returns. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of June 30, 2023, 550 of our 1,022 MINISO Retail Partners had invested in MINISO stores for over three years.

Our rich product design, relaxing shopping experience, efficient supply chain, and deep operation know-how backed by digitalization make our business highly scalable globally. Since we opened our first MINISO store in China in 2013, we had expanded to approximately 5,800 MINISO stores by entering into approximately 100 countries and regions all over the world as of June 30, 2023. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 26.2% and 33.3% of our total revenue for the fiscal years ended June 30, 2022 and 3023, respectively.

In the fiscal years ended June 30, 2021, 2022 and 2023, we recorded revenue of RMB9,071.7 million, RMB10,085.6 million and RMB11,473.2 million (US$1,582.2 million), and gross profit of RMB2,430.7 million, RMB3,069.8 million and RMB4,443.1 million (US$612.7 million), respectively. We recorded net loss of RMB1,429.4 million in the fiscal years ended June 30, 2021 and recorded net profit of RMB639.7 million and RMB1,781.8 million (US$245.7 million) in the fiscal years ended June 30, 2022 and 2023. Our adjusted net profit, a non-IFRS financial measure, was RMB477.2 million, RMB722.6 million and RMB1,844.7 million (US$254.4 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. Our financial results since 2020 have been negatively affected by the COVID-19 pandemic. Despite the continuous impact of COVID-19, however, we have experienced fast growth in business and profitability in the fiscal year ended June 30, 2023.

Our Business Model

The following diagram illustrates our business model and the various participants in our business:

Engaging CONSUMERS
Consumer-centric approach with deep consumer insights
Active engagement through multi-channels
Insights
Attract more
Reach more
Dynamic Product Development
Efficient Supply Chain
Flexible Models and Multi-Channels
Deep Operational Know-how Backed by Digitalization
MINISO
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

The following is a flow chart illustrating the business flows of our key business functions:

Our Products

Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our MINISO product offering encompassed approximately 9,700 core SKUs in the fiscal year ended June 30, 2023 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In December 2020, we launched a new brand, “TOP TOY,” which is committed to building our platform of pop toys. Under the fast-growing TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories: blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

We are able to deliver our value propositions by leveraging our supply chain capabilities that are built on China’s large supply chain, our large procurement volumes, our punctual payment to suppliers, and our digitalized, continuously optimized supply chain, which collectively contribute to our overall supply chain efficiency and procurement cost advantages.

Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs per month under our MINISO brand, and offered consumers a wide selection of over approximately 9,700 core SKUs. Under the TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023. In general, our products are frequently refreshed to satisfy the evolving needs and preferences of consumers.

In the fiscal year ended June 30, 2023, more than 95% of the MINISO products had retail prices under RMB50 in China. TOP TOY products have a wide range of retail prices and approximately 70% of the TOP TOY products had retail prices ranging from RMB40 to RMB300 in China in the fiscal year ended June 30, 2023.

We adopt a cost plus mark-up pricing strategy for products we sell. The products we sell are manufactured by third-party manufacturers. We set prices for the products to be sold to customers based on manufacturing costs plus a mark-up. As a result, the level of our gross profit margin is dependent on the level of mark-ups we added on top of costs we incurred.

Brand strategies

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. Under this brand, we aim to deliver a wide range of lifestyle products that are high-quality and highly affordable. Almost all of the MINISO products are self-developed. To attract and keep the interest of consumers, we update our MINISO product portfolio frequently with new and trendy products. With our “711 philosophy” for our product rollout under the MINISO brand, every 7 days, we aim to launch approximately 100 new MINISO SKUs carefully selected from a large library of 10,000 product ideas. In the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs under the MINISO brand per month.

We have developed and incubated new brands rapidly and successfully, such as the “TOP TOY” brand we launched in December 2020 to pioneer the concept of pop toy collection stores. TOP TOY provides a one-stop shopping platform for consumers attracted to pop culture through its cultivation of independent design teams and artists, incubation of IPs, and promotion and spreading of pop culture through its pop toy product line. TOP TOY’s expansion of the concept of pop toys from blind boxes to 7 other major categories has also distinguished itself from other pop toy brands in China. In comparison to the MINISO brand, TOP TOY has a product lineup more focused on trendy products, targets a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, relies more on cultivation of our own IPs to co-develop them into popular IP products with independent design artists, and has a much wider product price range and higher average order value. While products of third-party brands are still the majority of the TOP TOY product portfolio, we have steadily increased and will continue to increase the proportion of TOP TOY-brand products. We have increased the revenue contribution from our TOP TOY-brand products in TOP TOY stores to 4.6% in the fiscal year ended June 30, 2023 and plan to continue to increase it in the future.

Product design and development

Popular and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction.

Product design capabilities

We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of June 30, 2023, we had a designer network that includes an in-house team of approximately 150 designers as well as 38 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 8 countries. To integrate the design capabilities of these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team.

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

As a testament to our excellence in product design, we had won a total of 32 reputable international design awards as of June 30, 2023, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, Red Star Design Awards and Superior Taste Awards.

Product development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of June 30, 2023, we had a team of 102 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

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

As of June 30, 2023, we had established co-branding relationships with 80 IP licensors who own a number of popular brands such as Marvel, Disney, Hello Kitty and Universal. The terms and conditions of our agreements with IP licensors vary as they are typically based on form agreements provided by the licensors. However, our agreements with IP licensors typically have a term of not more than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories and we may not reassign such rights to any third party without the approval of the IP licensors. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result.

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

Our Store Network

As of June 30, 2023, we served consumers primarily through a network of about 5,800 MINISO stores, including over 3,600 MINISO stores in China and approximately 2,200 MINISO stores overseas. The following table shows the number of MINISO stores in China and internationally as of the dates presented:

	As of June 30,
	2021	2022	2023
Number of MINISO stores
China	2,939	3,226	3,604
– Directly operated stores	5	14	15
– Stores operated under MINISO Retail Partner model	2,919	3,195	3,569
– Stores operated under distributor model	15	17	20
Overseas	1,810	1,973	2,187
– Directly operated stores	127	133	176
– Stores operated under MINISO Retail Partner model	195	208	252
– Stores operated under distributor model	1,488	1,632	1,759
Total	4,749	5,199	5,791

The following table shows the number of TOP TOY stores in China as of the dates presented:

	As of June 30,
	2021	2022	2023
Number of TOP TOY stores	33	97	118
– Directly operated stores	2	7	9
– Stores operated under MINISO Retail Partner model	31	90	109

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

We manage the potential competition or cannibalization among (1) MINISO Retail Partners and distributors; and (2) all stores operated by us, MINISO Retail Partners and distributors primarily through the following measures: (i) Apart from directly-operated stores, stores in each country are primarily operated under the same model. In China, substantially all stores except those in Tibet are operated by MINISO Retail Partners. In overseas markets, except for stores in a few countries directly operated by us, the vast majority of stores are operated under the distributor model. This prevents competition or cannibalization between MINISO Retail Partners and distributors; (ii) In most countries and regions outside China, other than directly-operated stores, stores are operated by one distributor in each country or region or a few distributors operating in different parts of a country or region, which prevents competition or cannibalization among distributors; (iii) We centrally manage and plan for new store openings based on a variety of factors such as the population, economic conditions and market potential of each city, region and country. New store openings by MINISO Retail Partners and distributors and the location of the new stores are subject to our approval. We make recommendations to MINISO Retail Partners and distributors based on the existing store network, the financial strength of the relevant MINISO Retail Partners or distributors, and the local market conditions, taking into account and aiming to minimize the potential competition or cannibalization among stores operated by us, MINISO Retail Partners and distributors.

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

Store operations in China

As of June 30, 2023, apart from 15 directly operated MINISO stores and 9 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	For the fiscal year ended June 30,
	2021	2022	2023
Directly operated stores:
Number of stores at the beginning of the period	7	5	14
Number of new stores opened during the period	—	13	7
Number of closed stores during the period(1)	2	4	6
Net (decrease)/ increase in number of stores during the period	(2)	9	1
Number of stores at the end of the period	5	14	15
Stores operated under MINISO Retail Partner model:
Number of stores at the beginning of the period	2,513	2,919	3,195
Number of new stores opened during the period	639	477	546
Number of closed stores during the period(1)	233	201	172
Net increase in number of stores during the period	406	276	374
Number of stores at the end of the period	2,919	3,195	3,569
Stores operated under distributor model:
Number of stores at the beginning of the period	13	15	17
Number of new stores opened during the period	6	3	3
Number of closed stores during the period(1)	4	1	—
Net increase in number of stores during the period	2	2	3
Number of stores at the end of the period	15	17	20
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

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of June 30,
	2021	2022	2023
Number of MINISO stores in China
First-tier cities	482	466	474
Second-tier cities	1,320	1,377	1,496
Third- or lower-tier cities	1,137	1,383	1,634
Total	2,939	3,226	3,604

We had grown the number of TOP TOY stores in China from 33 as of June 30, 2021 to 97 as of June 30, 2022, and further to 118 as of June 30, 2023. Among the 118 TOP TOY stores as of June 30, 2023, 9 were directly operated, and 108 were operated under the MINISO Retail Partner Model.

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

	For the fiscal year ended June 30,
	2021	2022	2023
Number of MINISO Retail Partners at the beginning of the period(1)	742	821	921
Number of new MINISO Retail Partners during the period(2)	177	186	230
Number of terminated MINISO Retail Partners during the period(3)	98	86	111
Net increase in number of MINISO Retail Partners during the period(2)	79	100	119
Number of MINISO Retail Partners at the end of the period(1)	821	921	1,040
(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	We added 177, 186 and 230 new MINISO Retail Partners in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. The increase in the number of new MINISO Retail Partners in the fiscal year ended June 30, 2023 was mainly due to our strategy of store expansion in lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.
(3)	The number of terminated MINISO Retail Partners increased to 111 in the fiscal year ended June 30, 2023 from 86 in the previous fiscal year, primarily due to an increase in the number of terminated long-tail MINISO Retail Partners.

As of June 30, 2023, of all 1,022 MINISO Retail Partners which invested in MINISO stores, 550 of them had invested for over three years.

We only had one distributor for the MINISO brand in Tibet in China during the fiscal years ended June 30, 2021, 2022 and 2023. As of the date of this annual report, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the MINISO Retail Partners model as well. Among the MINISO Retail Partners shown in the table above, we had 6, 9 and 18 MINISO Retail Partners operating TOP TOY stores as of June 30, 2021, 2022 and 2023, respectively.

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

As of June 30, 2023, in international markets, there were approximately 180 stores directly operated by us and over 2,000 MINISO Retail Partner stores and stores under the distributor model. As of the date of this annual report, to our knowledge, except for one distributor that is controlled by Mr. Ye, our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas Retail Partners and distributors are independent third parties. For each of the fiscal years ended June 30, 2021, 2022 and 2023, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the fiscal year ended June 30,
	2021	2022	2023
Directly operated stores
Number of stores at the beginning of the period	122	127	133
Number of new stores opened during the period	27	26	76
Number of closed stores during the period(1)	22	20	33
Net increase in number of stores during the period	5	6	43
Number of stores at the end of the period	127	133	176
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	193	195	208
Number of new stores opened during the period	16	18	69
Number of closed stores during the period(1)	14	5	25
Net increase in number of stores during the period	2	13	44
Number of stores at the end of the period	195	208	252
Stores operated under distributor model
Number of stores at the beginning of the period	1,374	1,488	1,632
Number of new stores opened during the period	254	239	314
Number of closed stores during the period(1)	140	95	187
Net increase in number of stores during the period	114	144	127
Number of stores at the end of the period	1,488	1,632	1,759
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

We are the seller of products in our relationship with distributors. We believe that our sales to distributors reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors. In order to mitigate channel stuffing risks, we have adopted stringent control measures, including but not limited to: (i) collecting inventory and sales data from each overseas markets and making quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We conduct such data collection, visits and examinations regularly to monitor the sales, inventory levels, and quality control of our distributors. Through these activities, we monitor our distributors’ compliance with the terms and conditions of the relevant agreements and any potential risks in relation to channel stuffing. If we discover non-compliant issues or risks, we conduct further investigation, notify the relevant distributors, work with the distributors to take rectification or mitigation measures, or terminate the distributor relationship. In addition, we generally require our distributors to make advance payments in full for our products. We typically do not accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall, which is in line with industry practice. We also do not impose a minimum purchase or sale target on our distributors. With respect to distributors, our product return rates as a percentage of total GMV during the fiscal years ended June 30, 2021, 2022 and 2023 were close to zero. We have maintained generally stable and healthy relationships with our distributors. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss.

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

In strategic markets with large population and huge market potential such as North America, we typically enter the markets by opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our MINISO Retail Partner model or distributor model to more rapidly expand our store network in these markets.

The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended June 30,
	2021	2022	2023
Number of distributors at the beginning of the period(1)	145	170	200
Number of new distributors during the period(2)	34	42	42
Number of terminated distributors during the period(2)	9	12	13
Net increase in number of distributors during the period	25	30	29
Number of distributors at the end of the period(1)	170	200	229
(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2021, 2022 and 2023, we had 28, 31 and 61 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners as of June 30, 2023 was primarily due to the increase in the number of MINISO Retail Partners in Vietnam and Indonesia.

Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our supplier network

As of June 30, 2023, we sourced from approximately 1,500 suppliers, who are mostly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our procurements in the fiscal year ended June 30, 2023.

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

Production

We outsourced the production of our products to third party manufacturers. Leveraging China’s strong supply chain capabilities in the lifestyle product sector, we sourced our products from approximately 1,500 suppliers as of June 30, 2023. We outsource our products production primarily through the original equipment manufacturer (“OEM”) or original design manufacturer (“ODM”) model, primarily because (i) these suppliers are mostly qualified manufacturers in China, with some having extensive supplying experience in the lifestyle products sector, and thus the OEM/ODM model allows us to optimize the manufacturing capacities and design resources of the suppliers to help our business development, (ii) the OEM/ODM model allows us to meet our demand for rapid product development so that we are able to have more flexibilities to maintain a diverse and frequently refreshed product portfolio, and (iii) the outsourcing arrangements allow us to control and manage product costs and better manage and minimize investment risks. We leverage our design capabilities and participate in product design with both OEMs and ODMs but are generally more deeply involved in the design process with OEMs. As such, we typically use ODMs to directly manage and take charge of the development and design of more standard products as these products require less design efforts from our own product managers and designers; and we typically use OEMs more often for products that require or allow new design ideas and concepts as our product managers and designers can work with OEMs to refine product design and prototype leveraging the manufacturing expertise of OEMs and their inputs on production feasibility. In some cases, we purchase certain products directly from suppliers without participating in the product design process, but the sales contribution of such products in China was merely 1.39%, 1.59% and 3.31% in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

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

With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 79 days, 70 days and 68 days in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

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

Warehouses and logistics

As of June 30, 2023, our products were distributed through our 23 leased warehouses, 15 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

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

MINISO stores. As of June 30, 2023, there were approximately 5,800 MINISO stores across the globe, with over 3,600 MINISO stores in China and around 2,200 MINISO stores overseas.

TOP TOY stores. As of June 30, 2023, there were 118 TOP TOY stores, all of which were located in China.

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

Membership program. We launched our MINISO membership program in China in August 2018. As of June 30, 2021, 2022 and 2023, the number of MINISO members with at least one purchase over the past 12 months was approximately 27 million, 36 million and 34 million, respectively. Our MINISO membership is structured in two tiers: premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members are entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. However, we have ceased to accept new premium membership registrations or renewals of such program since March 2023. The term of the premium membership is one year or one month since the registration or renewal. The existing premium members can still enjoy relevant benefits before the expiration of their previously paid premium membership.

The free membership program is the main membership program and is structured in three tiers: golden membership, silver membership and common membership, with accumulating consumption points generated by customers’ purchases and being categorized according to the level of consumption points. For example, all of our members are entitled to coupons available in stores and our Weixin mini-programs and birthday privilege, with the golden membership being granted coupons of higher value.

As of June 30, 2023, the number of TOP TOY members with at least one purchase over the past 12 months was approximately 2.1 million. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our multi-channel customer engagement strategy.

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

Technology workforce. As of June 30, 2023, 177 of our employees were engaged in research and development activities, representing 4.8% of our total employee number. Among these employees, approximately 13.0% have master’s degrees or above.

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

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2023, we had entered into collaboration with approximately 80 IP licensors owning a number of popular brands around the world. We had 687 trademarks, 323 patents, 538 copyrights relating to various aspects of our operations, and 10 registered domain names (including www.miniso.com) in China as of June 30, 2023. In addition, we owned 804 trademarks in over 110 countries and regions outside China as of June 30, 2023.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), and the Encouraged Industry Catalogue for Foreign Investment (2022 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on January 1, 2022 and on January 1, 2023, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of June 30, 2023, we had 687 trademarks, 323 patents (including invention patents, utility model patents, and appearance design patents), 538 copyrights, and 10 registered domain names (including www.miniso.com) in China. In addition, we owned 804 trademarks in over 110 countries and regions outside China as of June 30, 2023.

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

As of the date of this annual report, we have not obtained the certificate for fire control inspection for two of our directly operated TOP TOY stores and one of our directly operated MINISO stores in China. For a detailed description of the risks associated with the lack of such certificate, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

Our PRC subsidiaries are subject to these regulations on foreign exchange in various aspects of their operations, such as profit distributions for those which are foreign-invested enterprises, trade and service-related foreign exchange transactions, conversion of foreign currency-denominated capital for expenditure and equity investments. For a detailed description of the risks associated with our ability to use foreign currency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Taxation Administration, or the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the STA and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added tax and business tax. Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry was generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided were related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by the State Council, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) as well as five guidelines for the filing-based administration of overseas securities offerings and listings by PRC companies (collectively, the “New Filing Rules”), which came into effect on 31 March 2023. The New Filing Rules apply to (i) PRC companies that seek to directly offer or list securities on overseas markets; and (ii) PRC companies that seek to indirectly offer or list securities on overseas markets. PRC companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfill the filing procedure and report relevant information to the CSRC according to these rules. Subject to specific circumstances, the New Filing Rules require that, among other things, (i) initial public offerings or listings on overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas, (ii) subsequent securities offerings of an issuer on the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after the offering is completed, and (iii) subsequent securities offerings or listings of an issuer on other overseas markets other than where it has offered and listed securities shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If a PRC company fails to complete the filing procedure or the filing documents submitted by a PRC company contain misrepresentation, misleading statement or material omission, such PRC company may be subject to order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to fines. However, since the New Filing Rules are newly promulgated, the interpretation, application and enforcement of the New Filing Rules remain uncertain.

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

MINISO Group Holding Limited
(Cayman Islands)
100%
YGF Investment V Limited
(British Virgin Islands)
100%
MINISO Universal Holding Limited
(British Virgin Islands)
100%
MINISO Global Holding Limited
(British Virgin Islands)
100%
YGF Investment V Hong Kong Limited
(Hong Kong)
100%
MINISO Development Hong Kong Limited
(Hong Kong)
100%
MINISO Investment Hong Kong Limited
(Hong Kong)
MINISO Hong Kong Limited
(Hong Kong)
100%
USA Miniso Depot Inc.
(United States)
90%
Miniso Vietnam Limited Liability Company(1)
(Vietnam)
67%
PT. Miniso Lifestyle Trading Indonesia(2)
(Indonesia)
100%
MIHK Management Inc.
(Canada)
0.00001%
99.99999%
MINISO Life Style Private Limited
(India)
100%
Miniso Lifestyle Singapore Private Limited
(Singapore)
Outside China
Inside China
100%
Mingyou Industrial Investment (Guangzhou) Co., Ltd.
100%
100%
Miniso (Guangzhou) Co., Ltd.
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
100%
Miniso International (Guangzhou) Co., Ltd.
100%
Miniso (Hengqin) Enterprise Management Co., Ltd.
100%
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

(1)	The remaining 10% shares of Miniso Vietnam Limited Liability Company is held by an individual distributor in Vietnam.
(2)	The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.
D.	Property, Plant and Equipment

Our corporate headquarters is located in Guangzhou, China, where we lease office space with an area of approximately 21,000 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of June 30, 2023, we had also leased office space of approximately 4,800 square meters in 17 other cities in China and approximately 2,300 square meters in 8 countries and regions overseas. As of June 30, 2023, we had leased a number of warehouses inside China with a total size of approximately 179,000 square meters and 8 warehouses outside of China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors, and the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our leased property interest may be defective and such defects may negatively affect our right to such leases.” As of June 30, 2023, we owned apartment units in Guangzhou with a total area of approximately 10,300 square meters for employee dormitory.

We purchased a parcel of land in Guangzhou of approximately 6,600 square meters for our headquarters building project. We obtained the land use rights certificate for this parcel of land on May 9, 2022. As of the date of this annual report, the foundation construction phase was completed and the construction of the headquarters building has commenced. We expect that the construction project will be completed by the end of 2025.

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

We are a global value retailer offering a variety of design-led lifestyle products. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In the fiscal year ended June 30, 2023, we launched an average of approximately 530 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of approximately 9,700 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys. We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain, and deep operation know-how backed by digitalization, is critical to the success and forms the backbone of our business.

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

Store network expansion in China

Our ability to expand our store network, especially in China, is a key driver of our revenue growth. Our revenue generated from China was RMB7,291.2 million, RMB7,442.2 million and RMB7,650.8 million (US$1,055.1 million) in the fiscal years ended June 30, 2021, 2022 and 2023, accounting for 80.4%, 73.8% and 2.8% of our total revenue for the same periods, respectively. As of June 30, 2023, apart from 15 directly operated MINISO stores and 9 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. Our store network expansion in China is primarily sustained by our continued success in enticing our retail partners to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in China increased from 2,939 as of June 30, 2021 to 3,226 as of June 30, 2022 and further to over 3,600 as of June 30, 2023. Additionally, the fast growth of our new brand TOP TOY since December 2020 has also contributed to the expansion of our store network in China. As of June 30, 2023, we had opened 118 TOP TOY stores in China. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance” for more information on the impact of COVID-19 on the expansion of our store network.

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

Globalization strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB1,780.5 million, RMB2,643.5 million and RMB3,822.4 million (US$527.1 million) in the fiscal years ended June 30, 2021, 2022 and 2023, accounting for 19.6%, 26.2% and 33.3%, of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize the MINISO Retail Partner model for international store network expansion in an asset-light manner and direct operation model. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries and testifies to the success of our globalization strategy. The number of MINISO stores outside of China increased from 1,810 as of June 30, 2021 to 1,973 as of June 30, 2022 and further to approximately 2,200 as of June 30, 2023. The expansion of our store network has been negatively affected by COVID-19. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance” for more information on the impact of COVID-19 on the expansion of our store network.

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (a) revenue of MINISO brand (excluding Africa and Germany before 2021) by (b) the average of number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global value retailer offering a variety of trendy lifestyle products featuring IP design, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to successfully leverage our competitive strengths, including our ability to continue to offer high appeal, high quality and high affordability products, take a disciplined approach in store network expansion, develop efficient supply chain, deepen consumer engagement and strengthen technical capability and our penetrating into more lower-tier cities in China and international expansion using a distributor, self-operating or retail partner model will all affect our revenue per MINISO store, our business operation and results of operations.

Product value propositions

We primarily generate revenues from sales of high-quality, and affordable lifestyle and pop toy products that are responsive to the evolving tastes and needs of consumers. Our dynamic product development and the resulting exceptional product value propositions to consumers have contributed to our growth and brand affinity. Our product managers identify relevant market trends and collaborate closely with our designers and sup-pliers to develop and continuously roll out products that reflect an optimal balance of appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock exciting product design possibilities and elevate our brand awareness. Further, we have developed the ability to identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand, which differentiates our TOP TOY product line from similar products and enhances brand awareness and customer loyalty. As a result of our distinct approach to product design and development, our flagship brand “MINISO” maintained a portfolio of approximately 9,700 core SKUs spanning 11 major categories, with an average of around 530 SKUs launched per month in the fiscal year ended June 30, 2023. Under the fast-growing TOP TOY brand, we offered around 7,000 SKUs as of June 30, 2023 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

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

Impact of COVID-19 on Our Operations and Financial Performance

During the fiscal year ended June 30, 2023, our business operations have been gradually recovering from the COVID-19 pandemic. In our home market, China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations. However, we witnessed a reduce in confirmed cases and a general recovery from the pandemic since January 2023.

In terms of financial results, as our operations in China and international markets gradually recovered from the pandemic, our revenue generated from international markets increased by 44.6% from RMB2,643.5 million in the fiscal year ended June 30, 2022 to RMB3,822.4 million (US$527.1 million) in the fiscal year ended June 30, 2023. In China, although our sales growth in the second half of 2022 was also negatively affected by the outbreaks of COVID-19 in certain provinces, we managed to realize a 2.8% growth in revenue from China from RMB7,442.2 million in the fiscal year ended June 30, 2022 to RMB7,650.8 million (US$1,055.1 million) in the fiscal year ended June 30, 2023.

The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in materially negative ways. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Natural disasters and unusual weather conditions, power outages, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and result in lower sales and otherwise materially adversely affect our financial performance.”

As of June 30, 2023, we had cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets of RMB7,303.3 million (US$1,007.2 million). In the fiscal year ended June 30, 2021, 2022 and 2023, we had net cash generated from operating activities of RMB916.3 million, RMB1,406.3 million and RMB1,666.0 million (US$229.8 million), respectively. We believe our liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,036,676	88.5	8,997,662	89.2	10,357,235	1,428,328	90.3
– Retail sales in self-operated stores	323,775	3.6	555,226	5.5	990,048	136,534	8.6
– Product sales to franchisees(1)	5,506,365	60.6	5,499,267	54.5	5,960,518	821,993	52.0
– Sales to offline distributors	1,509,840	16.6	2,072,061	20.5	2,612,742	360,314	22.8
– Online sales(2)	663,197	7.3	651,039	6.5	706,397	97,417	6.2
– Other sales channels(3)	33,499	0.4	220,069	2.2	87,530	12,071	0.8
License fees, sales-based royalties, and sales-based management and consultation service fees	658,378	7.3	685,394	6.8	687,575	94,821	6.0
– License fees	72,392	0.8	109,166	1.1	84,711	11,682	0.7
– Sales-based royalties	97,848	1.1	97,453	1.0	102,089	14,079	0.9
– Sales-based management and consultation service fees	488,138	5.4	478,775	4.7	500,775	69,060	4.4
Others(4)	376,605	4.2	402,593	4.0	428,398	59,079	3.7
Total	9,071,659	100.0	10,085,649	100.0	11,473,208	1,582,228	100.0
(1)	Represents sales to/revenue from MINISO Retail Partners.
(2)	Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels.
(3)	“Other sales channels” mainly represents group-buying channels.
(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenue:
China	7,291,219	80.4	7,442,156	73.8	7,650,821	1,055,096	66.7
Other Asian countries excluding China	961,622	10.6	1,174,323	11.6	1,821,080	251,138	15.9
Americas	584,630	6.4	1,189,119	11.8	1,738,058	239,689	15.1
Europe	117,214	1.3	174,691	1.7	151,496	20,892	1.3
Others	116,974	1.3	105,360	1.1	111,753	15,411	1.0
Total	9,071,659	100.0	10,085,649	100.0	11,473,208	1,582,228	100.0

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 99.1%, 97.9% and 97.6% of our total cost of sales for the fiscal year ended June 30, 2021, 2022 and 2023, respectively. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB6,641.0 million, RMB7,015.9 million and RMB7,030.2 million (US$969.5 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Gross profit	2,430,686	3,069,761	4,443,052	612,725
Gross margin (%)	26.8	30.4	38.7	38.7

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

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,206.8 million, RMB1,442.3 million and RMB1,716.1 million (US$236.7 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB810.8 million, RMB816.2 million and RMB633.6 million (US$87.4 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

Other net income/(loss)

Other net income/(loss) mainly consists of net foreign exchange gain/(loss) and investment income from certain financial assets we invested in.

Taxation

Our income tax expense represented a significant portion of our profit before taxation for the fiscal years ended June 30, 2021, 2022 and 2023, primarily because of the occurrence of two large non-tax deductible expense items in these periods, namely fair value changes of redeemable shares with other preferential rights and equity-settled share-based payment expenses. For the fiscal year ended June 30, 2022 and 2023, equity-settled share-based payment expenses and the effect of unused tax losses not recognized significantly contributed to non-tax deductible expense. Our fair value changes of redeemable shares with other preferential rights totaled RMB1,625.3 million, nil and nil in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. Our equity-settled share-based payment expenses totaled RMB281.3 million, RMB82.8 million and RMB62.9 million (US$8.7 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. The effect of unused tax losses not recognized was RMB73.0 million, RMB44.9 million and RMB23.0 million (US$3.2 million) in the fiscal year ended June 30, 2021, 2022 and 2023, respectively.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

British Virgin Islands

Our BVI subsidiaries and all dividends, interest, rents, royalties, compensation and other amounts paid by our BVI subsidiaries to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our BVI subsidiaries by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

China

Under the Corporate Income Tax (“CIT”) Law, our subsidiaries established in the PRC are subject to a unified statutory CIT rate of 25%. A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in China, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022. A subsidiary established in Guangzhou Nansha, a pilot free trade zone in China, met the criteria for a preferential income tax rate of 15%. Furthermore, enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the STA are entitled to enjoy a preferential income tax rate of 15%. A subsidiary established in Guangzhou obtained the High and New Technology Enterprise qualification and is thus entitled to a preferential income tax rate of 15%. The validity period of the High and New Technology Enterprise qualification is three years ending December 31, 2024. This subsidiary can reapply for such qualification as a High and New Technology Enterprise after the current certificate expires.

United States

Under the United States Internal Revenue Code, our subsidiaries established in United States are subject to a Federal CIT rate of 21% and variable state income and franchise tax, depending on which state the subsidiaries has nexus with. Most of subsidiaries in the United States are operating in the state of California, and thus they will be subject to state income tax rate of 8.84%. Other subsidiaries in the United States mainly are subject to state income tax rates ranging from 6.25% to 11.5% depending on the location of the operation.

Indonesia

Our subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the tax years ended December 31, 2018 and 2019. The statutory tax rate was 25% for the tax year ended December 31, 2020 and 22% from the tax year ended December 31, 2021 and onwards.

India

Under the Income Tax Act 1961 enacted in India, our subsidiary incorporated in India is subject to a profit tax rate of 26% for the tax year ended March 31, 2022 and 29.12% from the tax year ended March 31, 2023 and onwards.

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

Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

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

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenue	9,071,659	10,085,649	11,473,208	1,582,228
Cost of sales	(6,640,973)	(7,015,888)	(7,030,156)	(969,503)
Gross profit	2,430,686	3,069,761	4,443,052	612,725
Other income	52,140	25,931	17,935	2,473
Selling and distribution expenses(1)	(1,206,782)	(1,442,339)	(1,716,093)	(236,660)
General and administrative expenses(1)	(810,829)	(816,225)	(633,613)	(87,379)
Other net (loss)/income	(40,407)	87,308	114,106	15,736
(Credit loss)/reversal of credit loss on trade and other receivables	(20,832)	(28,924)	1,072	148
Impairment loss on non-current assets	(2,941)	(13,485)	(3,448)	(476)
Operating profit	401,035	882,027	2,223,011	306,567
Finance income	40,433	66,344	145,225	20,027
Finance costs	(28,362)	(33,396)	(34,622)	(4,775)
Net finance income	12,071	32,948	110,603	15,252
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—	—
Share of loss of equity-accounted investee, net of tax	(4,011)	(8,162)	—	—
(Loss)/profit before taxation	(1,216,192)	906,813	2,333,614	321,819
Income tax expense	(213,255)	(267,070)	(551,785)	(76,095)
(Loss)/profit for the year	(1,429,447)	639,743	1,781,829	245,724

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	131,215	52,000	44,824	6,182
General and administrative expenses	150,104	30,835	18,058	2,490
Total	281,319	82,835	62,882	8,672

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2023

Revenue

Our revenue increased by 13.8% from RMB10,085.6 million in the fiscal year ended June 30, 2022 to RMB11,473.2 million (US$1,582.2 million) in the fiscal year ended June 30, 2023, mainly attributable to (i) an increase of 44.6% in revenue from overseas markets, and (ii) an increase of 2.8% in revenue from China.

Revenue generated from our operations in China was RMB7,650.8 million (US$1,055.1 million) in the fiscal year ended June 30, 2023, increasing by 2.8% from RMB7,442.2 million in the fiscal year ended June 30, 2022. The increase in revenue from the China market was primarily due to (i) an increase of 5.6% and 2.8% in revenue from MINISO offline stores and e-commerce in China, and (ii) an increase of 19.3% in revenue from TOP TOY in China.

As our operations in the international markets gradually recovered from the pandemic, we realized a 44.6% growth in revenue from international markets from RMB2,643.5 million in the fiscal year ended June 30, 2022 to RMB3,822.4 million (US$527.1 million) in the fiscal year ended June 30, 2023. See “—Impact of COVID-19 on Our Operations and Financial Performance.”

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 5,199 as of June 30, 2022 to 5,791 as of June 30, 2023. Our revenue per MINISO store, however, increased by 3.8% from RMB1.9 million in the fiscal year ended June 30, 2022 to RMB2.0 million (US$0.3 million) in the fiscal year ended June 30, 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales was RMB7,030.2 million (US$969.5 million), which was stable compared to cost of sales of RMB7,015.9 million in fiscal year ended June 30, 2022.

Gross profit and gross margin

Gross profit increased by 44.7% from RMB3,069.8 million in the fiscal year ended June 30, 2022 to RMB4,443.1 million (US$612.7 million) in the fiscal year ended June 30, 2023, and gross margin increased from 30.4% to 38.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) a higher revenue contribution from overseas markets, which was 33.3% in the fiscal year ended June 30, 2023, compared to 26.2% in the fiscal year ended June 30, 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our strategic brand upgrade of MINISO, and the cost-saving measures we adopted to reduce costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift of product mix towards more profitable products.

Other income

Our other income decreased by 30.8% from RMB25.9 million in the fiscal year ended June 30, 2022 to RMB17.9 million (US$2.5 million) in the fiscal year ended June 30, 2023, primarily due to a decrease in government grant.

Selling and distribution expenses

Our selling and distribution expenses increased by 19.0% from RMB1,442.3 million in the fiscal year ended June 30, 2022 to RMB1,716.1 million (US$236.7 million) in the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,390.3 million to RMB1,671.3 million during the same period. The increase was primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China.

General and administrative expenses

Our general and administrative expenses decreased by 22.4% from RMB816.2 million in the fiscal year ended June 30, 2022 to RMB633.6 million (US$87.4 million) in the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 21.6% from RMB785.4 million to RMB615.6 million during the same period, which was primarily due to (i) decreased personnel-related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other net income

Our other net income was RMB114.1 million (US$15.7 million) in the fiscal year ended June 30, 2023, compared to other net income was RMB87.3 million in the fiscal year ended June 30, 2022. The increase was mainly attributable to a net foreign exchange gain of RMB109.1 million (US$15.0 million) in the fiscal year ended June 30, 2023, compared to RMB14.0 million in the fiscal year ended June 30, 2022, partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB13.5 million and RMB3.4 million (US$0.5 million) in the fiscal years ended June 30, 2022 and 2023, respectively. The impairment loss on non-current assets was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB2,223.0 million (US$306.6 million) in the fiscal year ended June 30, 2023, representing an increase of 152.0% from RMB882.0 million in the fiscal year ended June 30, 2022.

Net finance income

Our net finance income increased by 235.7% from RMB32.9 million in the fiscal year ended June 30, 2022 to RMB110.6 million (US$15.3 million) in the fiscal year ended June 30, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Share of loss of equity-accounted investee, net of tax

For the fiscal year ended June 30 2023, we did not record any share of loss of an equity-accounted investee, net of tax. For the fiscal year ended June 30, 2022, our share of loss of an equity-accounted investee, net of tax was RMB8.2 million, which was mainly due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and have since then owned 100% equity interests of the then equity-accounted investee.

Income tax expense

We recorded income tax expense of RMB551.8 million (US$76.1 million) in the fiscal year ended June 30, 2023, compared to RMB267.1 million in the fiscal year ended June 30, 2022.

Profit for the year

As a result of the foregoing, our profit for the year increased by 178.5% from RMB639.7 million in the fiscal year ended June 30, 2022 to RMB1,781.8 million (US$245.7 million) in the fiscal year ended June 30, 2023.

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Revenue

Our revenue increased by 11.2% from RMB9,071.7 million in the fiscal year ended June 30, 2021 to RMB10,085.6 million in the fiscal year ended June 30, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 12.0% from RMB8,036.7 million for the fiscal year ended June 30, 2021 to RMB8,997.7 million for the fiscal year ended June 30, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, and (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in the fiscal year ended June 30, 2022 compared to that in the fiscal year ended June 30, 2021.

During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. Our revenue per MINISO store maintained relatively stable at RMB1.9 million in the fiscal years ended June 30, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.” The number of TOP TOY stores increase from 33 as of June 30, 2021 to 97 as of June 30, 2022.

Cost of sales

Our cost of sales increased by 5.6% from RMB6,641.0 million in the fiscal year ended June 30, 2021 to RMB7,015.9 million in the fiscal year ended June 30, 2022, mainly due to a corresponding increase in our revenue.

Gross profit and gross margin

Gross profit increased by 26.3% from RMB2,430.7 million in the fiscal year ended June 30, 2021 to RMB3,069.8 million in the fiscal year ended June 30, 2022, and gross margin increased from 26.8% to 30.4% during the same period. The increase in gross profit and gross margin was primarily due to (i) an increase in revenue contribution from our international operations, which generally have a higher gross margin than that of our domestic operations and contributed 26.2% of our total revenue in fiscal year ended June 30, 2022, compared to 19.6% in fiscal year ended June 30, 2021, and (ii) a higher gross margin contributed by newly launched products in relation to our execution of the strategic brand upgrade of MINISO in China.

Other income

Our other income decreased by 50.3% from RMB52.1 million in the fiscal year ended June 30, 2021 to RMB25.9 million in the fiscal year ended June 30, 2022, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.

Selling and distribution expenses

Our selling and distribution expenses increased by 19.5% from RMB1,206.8 million in the fiscal year ended June 30, 2021 to RMB1,442.3 million in the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,075.6 million to RMB1,390.3 million during the same period, primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China.

General and administrative expenses

Our general and administrative expenses increased by 0.7% from RMB810.8 million in the fiscal year ended June 30, 2021 to RMB816.2 million in the fiscal year ended June 30, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 18.9% from RMB660.7 million to RMB785.4 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses, mainly related to the land use right of the headquarters building project, and (ii) increased personnel-related expenses, which were partially offset by decreased office operating expenses as a result of expense control measures in response to the resurgence of COVID-19 in China.

Other net (loss)/income

Our other net income was RMB87.3 million in the fiscal year ended June 30, 2022, compared to other net loss of RMB40.4 million in the fiscal year ended June 30, 2021. This change was mainly attributable to a net foreign exchange gain of RMB14.0 million in fiscal year ended June 30, 2022, compared to a net foreign exchange loss of RMB114.2 million in fiscal year ended June 30, 2021.

Credit loss on trade and other receivables

Our credit loss on trade and other receivables was RMB20.8 million and RMB28.9 million in the fiscal years ended June 30, 2021 and 2022, respectively.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB2.9 million and RMB13.5 million in the fiscal years ended June 30, 2021 and 2022, respectively. We record impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB882.0 million in the fiscal year ended June 30, 2022, representing an increase of 119.9% from RMB401.0 million in the fiscal year ended June 30, 2021.

Net finance income

Our net finance income increased by 172.0% from RMB12.1 million in the fiscal year ended June 30, 2021 to RMB32.9 million in the fiscal year ended June 30, 2022, mainly due to an increase in interest income from bank deposits.

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

Share of loss of equity-accounted investee, net of tax

Our share of loss of equity-accounted investee, net of tax was RMB8.2 million in the fiscal year ended June 30, 2022, compared to RMB4.0 million in the fiscal year ended June 30, 2021. We had share of loss of equity-accounted investee, net of tax for the fiscal years ended June 30, 2021 and 2022 due to our investment into and share of 20% of loss of a company then controlled by our controlling shareholders. This company was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our company in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and consolidated the financial results of this company into our financial statements since the completion of the acquisition.

Income tax expense

We recorded income tax expense of RMB267.1 million in the fiscal year ended June 30, 2022, compared to RMB213.3 million in the fiscal year ended June 30, 2021.

(Loss)/profit for the year

As a result of the foregoing, we recorded a profit for the year of RMB639.7 million in the fiscal year ended June 30, 2022, compared to a loss of RMB1,429.4 million in the fiscal year ended June 30, 2021.

Non-IFRS Financial Measure

In evaluating the business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. We define adjusted net profit as profit/(loss) excluding (i) fair value changes of redeemable shares with other preferential rights, and (ii) equity-settled share-based payment expenses.

We present the non-IFRS financial measure because it is used by our management to evaluate our operating performance and formulate business plans. The non-IFRS financial measure enables our management to assess our operating results without considering the impacts of the aforementioned non-cash items that we do not consider to be indicative of our operating performance in the future. Accordingly, we believe that the use of the non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

The non-IFRS financial measure is not defined under IFRS nor presented in accordance with IFRS. The non-IFRS financial measure has limitations as analytical tools. One of the key limitations of using the non-IFRS financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-IFRS financial measure may differ from non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance prepared and presented in accordance with IFRS. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measure when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We recorded adjusted net profit of RMB477.2 million, RMB722.6 million and RMB1,844.7 million (US$254.4 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively. The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2021, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is (loss)/profit for the year.

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
(Loss)/profit for the year	(1,429,447)	639,743	1,781,829	245,724
Add back:
Fair value changes of redeemable shares with other preferential rights	1,625,287	—	—	—
Equity-settled share-based payment expenses	281,319	82,835	62,882	8,672
Adjusted net profit	477,159	722,578	1,844,711	254,396

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

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with certain retail partners, primarily in China, Indonesia and Vietnam, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the retail partners are licensed to operate the retail partner stores and are authorized to sell, in their own retail stores, the products that they have purchased from us. Revenue from sales to these retail partners is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the retail partners sell the products to their customers in their own retail stores.

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

Fair value measurement of redeemable shares with other preferential rights

The redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. We have used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the redeemable shares with other preferential rights. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

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

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB6,771.7 million, RMB5,348,5 million and RMB6,489.2 million (US$894.9 million) as of June 30, 2021, 2022 and 2023, respectively. As of June 30, 2023, 69.7%, 27.4%, 0.3% and 2.6% of our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Hong Kong dollars and other currencies, respectively. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of June 30, 2023, we did not have any unused banking facilities.

As of June 30, 2023, we had an outstanding borrowing of RMB7.2 million (US$1.0 million), which represented a loan obtained from a minority shareholder of a subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB7,215,000 on June 30, 2023), an interest rate of 3% per annum and a maturity date of July 31, 2027.

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from June 30, 2023.

In utilizing the proceeds from public offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	916,320	1,406,262	1,666,030	229,756
Net cash (used in)/generated from investing activities	(518,797)	(2,125,918)	(293,406)	(40,463)
Net cash generated from/(used in) financing activities	3,536,184	(733,559)	(325,956)	(44,951)
Net increase/(decrease) in cash and cash equivalents	3,933,707	(1,453,215)	1,046,668	144,342
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	2,853,980	6,771,653	5,348,492	737,590
Effect of movements in exchange rates on cash held	(16,034)	30,054	94,053	12,971
Cash and cash equivalents at the end of the fiscal year	6,771,653	5,348,492	6,489,213	894,903

Operating activities

Net cash generated from operating activities for the fiscal year ended June 30, 2023 was RMB1,666.0 million (US$229.8 million). This amount was primarily attributable to a profit of RMB1,781,8 million (US$245.7 million) for the year, as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB391.2 million (US$53.9 million), and (ii) income tax of RMB551.8 million (US$76.1 million), which were partially offset by an interest income of RMB145.2 million (US$20.0 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) an increase in inventory of RMB250.9 million (US$34.6 million), and (ii) an increase in trade and other receivables of RMB185.8 million (US$25.6 million). The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in VAT recoverable.

Net cash generated from operating activities for the fiscal year ended June 30, 2022 was RMB1,406.3 million. This amount was primarily attributable to a profit of RMB639.7 million for the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB389.9 million, and (ii) income tax of RMB267.1 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a decrease in inventories of RMB308.0 million and (ii) an increase in trade and other payables of RMB180.1 million, partially offset by an increase in trade and other receivables of RMB190.1 million. The decrease in inventories was mainly due to enhanced inventory management so as to reduce inventory level of offline stores. The increase in trade and other payables was mainly due to increases in accrued expenses on licensing expenses and listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Hong Kong Stock Exchange. The increase in trade and other receivables was mainly due to increases in prepayments for listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Hong Kong Stock Exchange and VAT recoverable.

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

Investing activities

Net cash generated from investing activities for the fiscal year ended June 30, 2023 was RMB293.4 million (US$40.5 million), consisting primarily of payment for purchases of other investments of RMB7,880.8 million (US$1,086.8 million), placement of term deposits of RMB761.4 million (US$105.0 million) and payment for purchases of property, plant, equipment and intangible assets of RMB174.1 million (US$24.0 million), partially offset by proceeds from disposal of other investment of RMB7,808.4 million (US$1,076.8 million), refund of prepayments of RMB200.0 million (US$27.6 million) and release of term deposits of RMB316.5 million (US$43.6 million).

Net cash used in investing activities in the fiscal year ended June 30, 2022 was RMB2,125.9 million, consisting primarily of payment for purchases of other investments of RMB12,627.3 million, payment for acquisition of land use right of RMB944.1 million, acquisition of a subsidiary, net of cash acquired of RMB683.5 million and payment for purchases of property, plant, equipment and intangible assets of RMB290.1 million, partially offset by proceeds from disposal of other investments of RMB12,525.5 million.

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

Financing activities

Net cash used in financing activities for the fiscal year ended June 30, 2023 was RMB326.0 million (US$45.0 million), primarily due to proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs of RMB469.7 million (US$64.7 million), payment of capital element and interest element of lease liabilities of RMB346.0 million (US$47.7 million) and dividends payment of RMB370.8 million (US$51.1 million).

Net cash used in financing activities in the fiscal year ended June 30, 2022 was RMB733.6 million, primarily due to payment of capital element and interest element of lease liabilities of RMB317.0 million and dividends payments of RMB306.3 million.

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

Contingent Liabilities and Treasury Policy

Contingent liabilities

Commitment of tax payments

In connection with the acquisition of the land use right by Mingyou Industrial Investment (Guangzhou) Co., Ltd., or Mingyou, for the construction of our new headquarters building, MINISO Guangzhou entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to a local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If the above entities fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will be liable to compensate for the shortfall.

We met the commitment for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government under the above performance guarantee. In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to the local government in respect of the commitment of tax payments for the calendar year of 2023, which was valid from April 1, 2023 to March 31, 2024. Based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we are expected to meet the commitment for the calendar year of 2023, and thus it is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2023.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain of our PRC subsidiaries, one of our suppliers and a store operated by one of our franchisees relating to an illicit competition dispute. The total amount claimed against our PRC subsidiaries was approximately RMB30 million. As of June 30, 2023, a provision amounting to RMB30 million was made based on the judgment entered by the trial court despite that we had filed an application of appeal to the court.

Securities class action

A putative securities class action lawsuit relating to the disclosures in our IPO registration statement and prospectus was filed against our company and certain of our directors and officers on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. Lead plaintiffs were appointed in November 2022 and filed the complaint to the court. As of June 30, 2023, we and other defendants had filed the motion to dismiss the complaint and a decision was pending. This action was at its preliminary stage and we are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

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

Material Cash Requirements

Our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include capital expenditures, purchase of inventories and contractual obligations, and we intend to fund those requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB180.3 million, RMB1,234.2 million and RMB174.1 million (US$24.0 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount were RMB6,547.1 million, RMB6,642.5 million and RMB7,068.7 million (US$974.8 million) in the fiscal years ended June 30, 2021, 2022 and 2023, respectively.

Contractual obligations

Capital commitments

Our capital commitments mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB128.6 million, RMB842.9 million and RMB982.6 million (US$135.5 million) as of June 30, 2021, 2022 and 2023, respectively. The capital commitments as of June 30, 2023 were mainly attributable to the construction of the headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB804.4 million, RMB651.1 million and RMB885.7 million (US$122.1 million) as of June 30, 2021, 2022 and 2023, respectively.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended June 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and executive officers	Age	Position/Title
Guofu Ye	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
Lili Xu	42	Independent Non-executive Director
Yonghua Zhu	42	Independent Non-executive Director
Yongping Wang	54	Independent Non-executive Director
Minxin Li	51	Executive Vice President
Na Dou	38	Executive Vice President
Yunyun Yang	46	Vice President
Jingjing Zhang	36	Chief Financial Officer and Vice President

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

Mr. Yonghua Zhu has served as our independent director since October 2020 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z and a vice president of Meituan (HKEX: 3690) (formerly known as Meituan Dianping). Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014, including as a partner from December 2013 to October 2014. Mr. Zhu received a master’s degree in finance from Newcastle University in the United Kingdom in December 2005.

Mr. Yongping Wang has served as our independent director since November 2021 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shenzhen Stock Exchange, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Hong Kong Stock Exchange, since June 2021, and an independent director of Winner Technology Co., Ltd., or Winner Technology (SZSE: 300609), a China-based company principally engaged in offline consumer behavior data analysis, and listed on the Shenzhen Stock Exchange, since May 2023. From April 2017 to May 2020, he served as an independent director at Winner Technology. Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd., a limited liability company established in China principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Before joining us, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002. Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

Mr. Minxin Li has served as an executive vice president of our company since February 2020. Mr. Li served as a director of our company from February 2020 to May 2023. Mr. Li is responsible for legal and business development of our operations. Mr. Li served as an executive vice president in charge of business development at Miniso Corporation, our predecessor, from February 2010 to August 2018. After Miniso Guangzhou was established in October 2017, Mr. Li has served as an executive vice president of Miniso Guangzhou in charge of business development since August 2018 and served as a director of Miniso Guangzhou from December 2018 to March 2020. Before that, Mr. Li operated his own franchisee business in the apparel industry and accumulated substantial industry experience.

Ms. Na Dou has served as an executive vice president of our company since February 2020. Ms. Dou is responsible for product design and development of our operations. Ms. Dou served as an executive vice president of Miniso Corporation from September 2009 to August 2018 in charge of product design and development. After Miniso Guangzhou was established, Ms. Dou has served as an executive vice president of Miniso Guangzhou in charge of product development since August 2018 and served as a director of Miniso Guangzhou from December 2018 to March 2020. Ms. Dou received her specialist degree in clinical medicine from Wuhan University in China in July 2004 and her bachelor’s degree in product design from Jiangnan University in China in July 2021.

Ms. Yunyun Yang has served as a vice president of our company since February 2020. Ms. Yang is responsible for the risk management and internal controls of our operations. Ms. Yang has been serving as a director of Miniso Corporation since August 2009 and served as an executive vice president of the risk management center of Miniso Corporation from September 2009 to August 2018. After Miniso Guangzhou was established, Ms. Yang has served as an executive vice president of Miniso Guangzhou in charge of risk management since August 2018 and served as a director of Miniso Guangzhou from December 2018 to March 2020. Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.

Mr. Jingjing Zhang has served as the chief financial officer of our company since January 2023. Prior to his promotion as the chief financial officer, Mr. Zhang served as the vice president of capital markets of our company from September 2022, in charge of our company’s capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Zhang joined us in January 2021 as the director of capital markets. Mr. Zhang has over 10 years of experience in capital markets. Before joining us, Mr. Zhang started his career as an auditor at PricewaterhouseCoopers, after which he served in various roles in investor relations area at several TMT companies in China, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB). Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011. Mr. Zhang currently is an FMBA candidate of the executive program at China Europe International Business School. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

B.	Compensation

For the fiscal year ended June 30, 2023, we paid an aggregate of RMB12.3 million (US$1.7 million) in cash to our executive officers and an aggregate of RMB2.1 million (US$0.3 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of September 30, 2023, we had outstanding options to purchase a total of 5,395,000 ordinary shares and 6,039,620 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan.

Survived share incentive awards

The following paragraphs summarize the principal terms of share incentive awards we adopted previously and survived the termination of our previous share incentive plan(s), if any. Other than these terms, the survived share incentive awards are also bound by the terms of the Amended and Restated 2020 Share Incentive Plan.

Restricted shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees and issued these restricted shares to several share incentive holding vehicles to hold these restricted shares on behalf of our employees. The total number of restricted shares granted to our employees and held by those share incentive holding vehicles was subsequently reduced to 78,528,548 in September 2020. All restricted shares granted are subject to repurchase arrangements and transfer restrictions. As of September 30, 2023, other than 2,785,136 restricted shares that had been forfeited or repurchased, all restrictions on 75,743,412 previously granted restricted shares had been lifted. As of September 30, 2023, we were able to further grant share incentive awards with 2,785,136 underlying ordinary shares.

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

As of September 30, 2023, options to purchase a total of 5,395,000 ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

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

Restricted share units

To make full use of the ordinary shares held by MCYP Management Limited, we started to grant restricted share units in December 2022 based on ordinary shares held by MCYP Management Limited that were available for further grant of awards. The ordinary shares underlying the restricted share units granted are held by MCYP Management Limited. Upon vesting of granted restricted share units, the corresponding ordinary shares will be deemed to be issued to the relevant grantees. As of September 30, 2023, we had a total of 6,039,620 restricted share units granted and outstanding.

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

The following table summarizes, as of September 30, 2023, the number of granted and outstanding options and restricted share units held by our directors and executive officers.

	Options/Restricted	Grant/Exercise		Date of
Name	Share Units	Price	Date of Grant	Expiration
Lili Xu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2021	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2022	—
Jingjing Zhang	*	US$0.036 per share	December 6, 2022	—
All directors and executive officers as a group	216,100
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of September 30, 2023.

As of September 30, 2023, our employees other than directors and executive officers as a group held (i) outstanding options to purchase 5,375,000 ordinary shares with an exercise price of US$0.036 per share, and (ii) 5,843,520 outstanding restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the NYSE rules, the HKEx Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

We had a total of 3,696 full-time employees as of June 30, 2023. As of June 30, 2023, 2,003 of our full-time employees are located in China and 1,693 full-time employees are located in certain overseas countries. The following table sets forth the number of our employees in China by function as of June 30, 2023.

Functions	Number of Employees
Product Development and Supply Chain Management	779
General and Administrative	436
Operations	1,933
Sales and Marketing	114
Technology	177
Business Development	128
Logistics	129
Total	3,696

Our total remuneration cost incurred for the fiscal year ended June 30, 2023 was RMB819.6 million, as compared to RMB864.7 million for the fiscal year ended June 30, 2022.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of August 31, 2023 by:

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

Percentage of beneficial ownership is based on a total of 1,263,689,685 outstanding ordinary shares of our company as of August 31, 2023. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Accordingly, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Directors and executive officers**:	Amount	%†
Guofu Ye(1)	789,541,061	62.5%
Lili Xu	*	*
Yonghua Zhu	*	*
Yongping Wang	—	—
Minxin Li(2)	34,151,532	2.7%
Na Dou(3)	42,628,704	3.4%
Yunyun Yang(4)	789,541,061	62.5%
Jingjing Zhang	*	*
All directors and executive officers as a group	866,321,297	68.6%

Principal shareholders:
Mini Investment Limited(5)	328,290,482	26.0%
YYY MC LIMITED(6)	257,849,197	20.4%
YGF MC LIMITED(7)	203,401,382	16.1%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding on an as-converted basis.
**

Unless otherwise specified in this annual report, the business address of our directors and executive officers is 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. The business address of Ms. Lili Xu is Room 1001, No. 355 Hongqiao Road, Xuhui District, Shanghai, the People’s Republic of China. The business address of Mr. Yonghua Zhu is Hengdian Plaza, 4 Wangjing East Road, Chaoyang District, Beijing, the People’s Republic of China. The business address of Mr. Yongping Wang is Room 1910, Block B, SOHO Plaza, 8 Gongren Stadium North Road, Chaoyang District, Beijing, the People’s Republic of China.

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

(1)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

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

(2)

Represents 34,151,532 ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li and his family members as beneficiaries. Mr. Li is deemed to be the controlling person of the trust.

(3)

Represents 8,379,800 ordinary shares and 3,600,000 ordinary shares in the form of ADSs held by DN MC LIMITED, a British Virgin Islands company. DN MC LIMITED is wholly owned by Ms. Na Dou, and Ms. Na Dou is the sole director of DN MC LIMITED. The registered address of DN MC LIMITED is Portculis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

Each of MCYP Management Limited, MCYP Grand Management Limited, MCYP Fortune Management Limited, MCYP Great Management Limited, MCYP Evergreen Management Limited and MCYP Forever Management Limited has irrevocably appointed Ms. Na Dou as its proxy and authorized Ms. Na Dou to exercise, on behalf of it, the voting power of the shares of the Company beneficially owned by such entity at the discretion of Ms. Na Dou. The aggregate number of shares beneficially owned by these entities amounted to 1,956,016 ordinary shares and 7,889,222 ADSs representing 31,556,888 ordinary shares.

(4)

Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

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

(7)

Represents 194,505,382 ordinary shares and 8,896,000 ordinary shares in the form of ADSs held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. The business address of YGF MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.

Pursuant to the Loan Arrangement, 133,889,560 ordinary shares held by YGF MC LIMITED are subject to share pledge to Security Agent; 60,575,822 ordinary shares and 8,800,000 ordinary shares (in the form of ADSs) held by YGF MC LIMITED are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.

To our knowledge, as of August 31, 2023, on the same basis of calculation as above, 29.5% of our total issued and outstanding ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 372,182,316 ordinary shares represented by 93,045,579 ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Related Party Transactions

Proceeds from repayment from related parties

In July 2020, we received a repayment of RMB9.5 million from MINI Investment Holding Limited, a company controlled by Mr. Guofu Ye, in connection with an interest-free cash advance of RMB9.5 million we provided to MINI Investment Holding Limited during the fiscal year ended June 30, 2019.

In July 2020, we received a repayment of RMB5.2 million from Nome Design (Guangzhou) Limited, a company controlled by Mr. Guofu Ye, in connection with an interest-free cash advances of RMB5.2 million we provided to Nome Design (Guangzhou) Limited during the period from March to June 2020.

Provision of information technology support and consulting services

We entered into an information technology support and consulting services agreement with Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2021, 2022 and 2023 for a consideration of RMB3.1 million, RMB5.7 million and RMB0.9 million (US$0.1 million), respectively.

We entered into an information technology support and consulting services agreement with Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2021, 2022 and 2023 for a consideration of RMB9.9 million, RMB7.1 million and RMB2.7 million (US$0.4 million), respectively.

We entered into an information technology support and consulting services agreement with ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023 for a consideration of RMB2.7 million and RMB0.2 million (US$28.5 thousand), respectively.

We entered into an information technology support and consulting services agreement with Henhaohe Tea Guangdong limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023 for a consideration of RMB8.4 million and RMB0.2 million (US$31.7 thousand), respectively.

Sales of products

During the fiscal years ended June 30, 2021 and 2023, we sold goods of RMB5.3 million and RMB18.0 million (US$2.5 million), respectively, to Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye.

For the fiscal years ended June 30, 2021 and 2022, we sold goods of RMB9.9 million and RMB17.0 million, respectively, to OasVision International Limited, a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2021, we sold lifestyle products of RMB1.3 million to Miniso Technology (Guangzhou) Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2022, we sold goods of RMB11.0 thousand to Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended 2023, we sold goods of RMB4.0 million (US$0.6 million) to Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2023, we sold goods of RMB85.0 thousand (US$11.7 thousand) to WoW Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye.

Purchases of products

For the fiscal years ended June 30, 2021, 2022 and 2023, we purchased goods from Shanghai Kerong Networks Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB38.1 million, RMB15.5 million and RMB12.1 million (US$ 1.7 million), respectively. As of June 30, 2023, the outstanding payable amount to Shanghai Kerong Networks Limited was RMB1.1 million (US$0.2 million).

For the fiscal years ended June 30, 2021 and 2022, we purchased goods from Shenzhen Zhizhi Brand Incubation Limited, or Shenzhen Zhizhi, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB22.2 million and RMB4.4 million, respectively. Mr. Ye sold the equity interests in Shenzhen Zhizhi beneficially owned by him to a third party on September 25, 2021, and thus Shenzhen Zhizhi was no longer a related party of us since then.

For the fiscal years ended June 30, 2021, 2022 and 2023, we purchased lifestyle products from Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB19.0 thousand, RMB1.0 million and RMB1.0 thousand (US$0.1 thousand), respectively. As of June 30, 2023, the outstanding payable amount to Wow Colour Beauty Guangdong Technology Limited was nil.

For the fiscal years ended June 30, 2021 and 2022, we purchased goods from Nome Design (Guangzhou) Limited for a consideration of RMB0.6 million and RMB0.1 million, respectively. As of June 30, 2023, the total amount of outstanding payable to Nome Design (Guangzhou) Limited was RMB0.1 million (US$17.4 thousand).

For the fiscal years ended June 30, 2021 and 2022, we purchased lifestyle products from Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB0.9 million and RMB53.0 thousand, respectively. As of June 30, 2023, the outstanding payable amount to Haydon (Shanghai) Technology Co., Ltd. was nil.

For the fiscal years ended June 30, 2021 and 2022, we purchased lifestyle products from 199 Global Holding (Guangzhou) Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB0.1 million and RMB0.2 million, respectively. As of June 30, 2023, the outstanding payable amount to 199 Global Holding (Guangzhou) Limited was nil.

For the fiscal years ended June 30, 2022 and 2023, we purchased lifestyle products from ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB48.0 thousand and RMB0.2 million (US$28.4 thousand), respectively. As of June 30, 2023, the outstanding payable amount to ACC Super Accessories Shenzhen Technology Limited was RMB9.0 thousand (US$1.2 thousand).

For the fiscal year ended June 30, 2023, we purchased products from ACC Super Accessories International Trade (Shenzhen) Co., Ltd., a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB0.5 million (US$62.3 thousand). As of June 30, 2023, outstanding payable amount to ACC Super Accessories International Trade (Shenzhen) Co., Ltd. was nil.

For the fiscal year ended June 30, 2023, we purchase goods of RMB0.4 million (US$50.6 thousand) from Guangzhou Mingchuang Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye. As of June 30, 2023, outstanding payable amount to Guangzhou Mingchuang Business Development Co., Ltd. was RMB50.0 thousand (US$6.9 thousand).

Provision of guarantee

For the fiscal years ended June 30, 2021 and 2022, we provided a performance guarantee amounted to RMB160.0 million to a local government in Guangzhou for the commitment of tax levies paid by Mingyou and subsidiaries of MINISO Guangzhou. The guarantee was released as Mingyou and subsidiaries of MINISO Guangzhou paid the committed amount. Mingyou became our subsidiary after we acquired the holding company of Mingyou in October 2021.

Purchase of catering services

For the fiscal years ended June 30, 2021 and 2022, we purchased catering services from Guangzhou Chuyunju Catering Service Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB8.3 million and RMB8.8 million, respectively. As of June 30, 2023, our outstanding payable amount to Chuyunju Catering Service Co., Ltd. was RMB4.2 million (US$0.6 million).

For the fiscal year ended June 30, 2022 and 2023, we purchased catering services from Guangzhou Chuyunju Catering Management Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB3.1 million and RMB6.1 million (US$0.8 million). As of June 30, 2023, our outstanding payable amount to Guangzhou Chuyunju Catering Management Co., Ltd. was RMB0.9 million (US$0.1 million).

Rental and related expenses

In June 2022, we entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye, for storage of inventories. At the commencement date of the lease, we recognized a right-of-use asset and a lease liability of RMB35.4 million. During the year ended June 30, 2023, we entered into additional lease agreements with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of additional properties for storage of inventories with fixed lease payments ranging from two to three years. We recognized right-of-use assets and lease liabilities of RMB69.3 million (US$9.6 millon) in total at the commencement dates of these new leases. We also settled payment of rental deposits of RMB10.6 million (US$1.5 million) in connection with these leases during the year ended June 30, 2023. For the fiscal years ended June 30, 2022 and 2023, we paid lease payments of RMB4.1 million and RMB26.6 million (US$3.7 million) to Miniso (Zhaoqing) Industrial Investment Co., Ltd. As of June 30, 2023, lease liabilities due to Miniso (Zhaoqing) Industrial Investment Co., Ltd. was RMB78.9 million (US$10.9 million).

In March 2023, we entered into a five-year lease agreement with fixed lease payments with Guangzhou Mingchuang Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye, in respect of a property for store operation. In April 2023, the five-year lease agreement was cancelled and replaced with a short-term lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the fiscal year ended June 30, 2023 were RMB2.4 million (US$0.3 million). We also paid rental deposit of RMB1.7 million (US$0.2 million) in connection with the lease of this property during the fiscal year ended June 30, 2023.

Equity transactions

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

Legal Proceedings

From time to time, we may become involved in legal proceedings and subject to claims that arise in the ordinary course of our business. For example, we and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Adeel Ashraf v. MINISO Group Holding Limited et al. (Case No. 2:22-cv-05815) filed on August 17, 2022 in the United States District Court for the Central District of California. After lead plaintiffs were appointed in November 2022, the parties agreed by stipulation to transfer the action to the U.S. District Court for the Southern District of New York, and the case was transferred under the new caption In re MINISO Group Holding Limited Securities Litigation (1:22-cv-09864). Lead plaintiffs filed an Amended Complaint on February 2, 2023, and filed the operative Second Amended Complaint on April 24, 2023, alleging that our company made misleading misstatements or omissions regarding its business operations and financials in violation of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiffs purport to bring this class action on behalf of: (i) all persons and entities that purchased or acquired our ADSs pursuant or traceable to the Registration Statement issued in connection with our initial public offering in October 2020  and (ii) all persons and entities who purchased or otherwise acquired our ADSs between October 15, 2020 and July 26, 2022, both dates inclusive. On June 23, 2023, we and other defendants filed our motion to dismiss the Second Amended Complaint. On September 28, 2023, the parties completed briefing on defendants’ motion to dismiss the Second Amended Complaint, and a decision is currently pending. This action otherwise remains in its preliminary stage and we are unable to predict with certainty the outcome of the action and reliably estimate the potential losses, if any.

In addition, we are currently involved in three labor disputes in California, all of which are wage and hour actions. For two of the three cases, two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in the two cases have reached a settlement agreement with us for US$1,250,000. The settlement is subject to the court’s approval. As advised by our legal adviser, the court approval on the settlement is final and conclusive. We have made a provision in connection with these two lawsuits as of December 31, 2021 based on the settlement amount agreed with the plaintiffs. We believe that the provision made is sufficient. For the remaining wage and hour action, it is currently still ongoing and the plaintiff’s claims represent an immaterial amount to our company.

Besides, we are also involved in lawsuits in relation to illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

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

Dividend Policy

On July 27, 2023, our board of the directors has approved and adopted a dividend policy, effective immediately upon approval. Pursuant to the dividend policy, we plan to declare and distribute an annual dividend no less than 50% of our annual adjusted net profit, a non-IFRS measure defined as profit for the period excluding equity-settled share-based payment expenses. Our board of directors will take into account the actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that our board of directors may deem relevant in evaluating the decision to declare dividend and the exact amount of dividends for distribution. Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors.

On August 19, 2021, our board of directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was US$47.2 million, which was funded by surplus cash on our balance sheet.

On August 17, 2022, our board of directors declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable to the holders of the ADSs as of the close of business on September 9, 2022 and to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was approximately US$53.6 million, which was funded by surplus cash on our balance sheet.

On August 22, 2023, our board of directors approved the distribution of a cash dividend in the amount of US$0.412 per ADS or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to the holders of ADSs and ordinary shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was US$128.8 million (RMB934.0 million).

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

On July 11, 2022, we held a general meeting and, among others, (i) altered our authorized share capital by re-designating all authorized shares (whether issued or unissued) as ordinary shares, (ii) unwound our dual-class shareholding structure by converting and re-designating all issued shares, consisting of Class A ordinary shares, each of which entitled the holder thereof to one vote, and Class B ordinary shares, each of which entitled the holder thereof to three votes, into ordinary shares, each of which entitles the holder thereof to one vote, (iii) adopted the third amended and restated memorandum and articles of association, and (iv) adopted “名創優品集團控股有限公司” as our dual foreign name. The following are summaries of material provisions of our third amended and restated memorandum and articles of association which became effective on July 13, 2022 and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE or the Hong Kong Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended June 30, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk for the fiscal year ended June 30, 2023.

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

As of June 30, 2023, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents, trade and other receivables, and trade and other payables, and expressed in Renminbi, were RMB434.2 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our profit after tax and retained earnings for the fiscal year ended June 30, 2023 would have increased or decreased by RMB4.3 million.

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

For the fiscal year ended June 30, 2023, we were entitled to receive RMB6.5 million (US$0.9 million) from the depositary as reimbursement for our expenses incurred for establishment and maintenance of the ADR program. This amount has been fully paid to us as of the date of this annual report.

Conversion between Ordinary Shares and ADSs

Our ordinary shares commenced trading on the Hong Kong Stock Exchange on July 13, 2022. Dealings in our ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Our ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 200 ordinary shares.

Dealings and settlement of shares in Hong Kong

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Accounting and Financial Reporting Council, or AFRC, transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	Computershare Hong Kong Investor Services Limited, or the Hong Kong Share Registrar, will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the HKEx Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate cancelled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

For the period from October 14, 2020 to June 30, 2023, we used approximately US$139.4 million of the net proceeds from our initial public offering, including approximately US$21.4 million in purchasing IT systems and renovating MINISO stores that we directly operated, and approximately US$116.4 million in our new headquarters building project, and US$1.6 million in the lease of a warehouse. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of June 30, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited our internal control over financial reporting as of June 30, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, as stated in its report, which appears on page F-2 of this annual report.

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated:

	For the fiscal year ended June 30,
	2022	2023

	(in RMB thousands)
Audit fees(1)	22,500	14,700
Audit-related fees(2)	—	—
Tax fees(3)	416	1,130
All other fees(4)	989	264

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

			Total Number of
			ADSs Purchased	Approximate
			as Part of the	Dollar Value of
	Total Number of	Average Price	Publicly	ADSs that May
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Yet Be Purchased
December 2021	202,260	US$9.8	202,260	US$198.0 million
January 2022	168,509	US$9.6	168,509	US$196.4 million
February 2022	175,178	US$9.3	175,178	US$194.8 million
March 2022	403,150	US$8.4	403,150	US$191.4 million
April 2022	152,506	US$7.7	152,506	US$190.2 million
May 2022	175,526	US$6.3	175,526	US$189.1 million
June 2022	250,690	US$7.4	250,690	US$187.2 million
July 2022	10,000	US$7.8	10,000	US$187.2 million
August 2022	—	—	—	US$187.2 million
September 2022 (as of September 21, 2022)	9,090	US$5.6	9,090	US$187.1 million
Total	1,546,909	US$8.3	1,546,909

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

Following the expiration of the share repurchase program we adopted in December 2021, our board of directors authorized and approved a new share repurchase program on September 29, 2022, under which we may repurchase up to US$100 million in value of our outstanding ordinary shares and/or the ADSs representing our ordinary shares over a period of 12 months starting from the date on which the new share repurchase program was approved.

The table below is a summary of the shares repurchased by us during the effective period of the share repurchase program. All shares were repurchased in the open market pursuant to the share repurchase program adopted on September 29, 2022.

Total Number of
		Average Price	ADSs/Ordinary Shares	Approximate
	Total Number of	Paid Per	Purchased as Part of	Dollar Value of
	ADSs/Ordinary	ADS/Ordinary	the Publicly	ADSs that May
Period	Shares Purchased	Share	Announced Plan	Yet Be Purchased
September 2022 (from September 29 to September 30)	—	—	—	US$100.0 million
October 2022(1)	730,417 ADSs 166,000 ordinary shares	US$5.1 HK$10.2	730,417 ADSs 166,000 ordinary shares	US$96.1 million
November 2022	93,800 ADSs	US$5.9	93,800 ADSs	US$95.5 million
December 2022	—	—	—	US$95.5 million
January 2023	—	—	—	US$95.5 million
February 2023	—	—	—	US$95.5 million
March 2023	—	—	—	US$95.5 million
April 2023	—	—	—	US$95.5 million
May 2023	—	—	—	US$95.5 million
June 2023	—	—	—	US$95.5 million
July 2023	—	—	—	US$95.5 million
August 2023	—	—	—	US$95.5 million
September 2023 (as of September 28, 2023)	—	—	—	US$95.5 million
Total	824,217 ADSs 166,000 ordinary shares		824,217 ADSs 166,000 ordinary shares
(1)	Repurchases in October 2022 consisted of 730,417 ADSs repurchased on the NYSE and 166,000 ordinary shares repurchased on the Hong Kong Stock Exchange.

As of the date of this annual report, all ADSs and ordinary shares repurchased by our company under the share repurchase program adopted on September 29, 2022 have been cancelled.

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

To our knowledge, as of September 28, 2023, during the twelve-month period since September 29, 2022, Mr. Ye purchased a total of 24,000 ADSs on the NYSE and 40,000 ordinary shares of our company on the Hong Kong Stock Exchange.

On December 28, 2022, our shareholders in the annual general meeting granted a general mandate to our board of directors to repurchase shares not exceeding 10% of the total number of issued shares of our company as of the date of passing this resolution.

Before the expiration of the share repurchase program we adopted in September 2022, we authorized and approved a new share repurchase program on September 15, 2023, under which we may repurchase up to US$200 million in value of our outstanding ordinary shares and/or American depositary shares representing our ordinary shares over a period of 12 months starting from the date on which the new share repurchase program was approved.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a nominating committee composed entirely of independent directors, and (ii) a compensation committee composed entirely of independent directors. If we choose to reply on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to rely on exemptions afforded to controlled companies, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to issuers that are not controlled companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In November 2022, MINISO Group Holding Limited was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. Our auditor, a registered public accounting firm that the PCAOB determined in 2021 that it was unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or mainland China own shares of MINISO Group Holding Limited, (ii) the governmental entities in China does not have a controlling financial interest in MINISO Group Holding Limited, (iii) none of the members of the board of directors of MINISO Group Holding Limited or any of its consolidated operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of MINISO Group Holding Limited or any of its consolidated operating entities contains any charter of the Chinese Communist Party.

Item 16J.Insider Trading Policies

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of MINISO Group Holding Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number	Description of Document
1.1

Third amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2022)

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

2.5*	Description of Securities
4.1	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2022)
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

Date: October 19, 2023

MINISO Group Holding Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of June 30, 2022 and 2023, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Assessment of write-down of inventories

As discussed in Note 18 to the consolidated financial statements, the Company had inventories of RMB1,451 million as of June 30, 2023. Inventories are carried at the lower of cost or net realizable value, as described in Note 2(i). Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Company considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies.

We identified the assessment of write-down of inventories as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the assumptions used to estimate the write-down of inventories. These assumptions include forecasting future product demand and estimating selling prices for future promotional events.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process in assessing the write-down of inventories. These included controls related to the Company’s estimation of forecasted future product demand and the estimated selling prices in future promotional events. We compared the prior period forecasted future product demand to actual results to assess the Company’s ability to accurately forecast. We evaluated the Company’s forecasted future product demand for a selection of inventory items by considering historical sales trends and any known changes that would impact future product demand. We evaluated the Company’s assessment of the estimated selling prices in future promotional events for a selection of inventory items based on historical pricing trends and the anticipated markdowns in planned promotional events.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Guangzhou, China

October 19, 2023

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Revenue	5	9,071,659	10,085,649	11,473,208
Cost of sales	7	(6,640,973)	(7,015,888)	(7,030,156)

Gross profit		2,430,686	3,069,761	4,443,052
Other income	6	52,140	25,931	17,935
Selling and distribution expenses	7	(1,206,782)	(1,442,339)	(1,716,093)
General and administrative expenses	7	(810,829)	(816,225)	(633,613)
Other net (loss)/income	8	(40,407)	87,308	114,106
(Credit loss)/reversal of credit loss on trade and other receivables		(20,832)	(28,924)	1,072
Impairment loss on non-current assets		(2,941)	(13,485)	(3,448)

Operating profit		401,035	882,027	2,223,011
Finance income		40,433	66,344	145,225
Finance costs		(28,362)	(33,396)	(34,622)

Net finance income	9	12,071	32,948	110,603

Fair value changes of redeemable shares with other preferential rights	25	(1,625,287)	—	—
Share of loss of an equity-accounted investee, net of tax		(4,011)	(8,162)	—

(Loss)/profit before taxation		(1,216,192)	906,813	2,333,614
Income tax expense	10	(213,255)	(267,070)	(551,785)

(Loss)/profit for the year		(1,429,447)	639,743	1,781,829

Attributable to:
Equity shareholders of the Company		(1,415,010)	638,170	1,768,926
Non-controlling interests		(14,437)	1,573	12,903

(Loss)/profit for the year		(1,429,447)	639,743	1,781,829

(Loss)/earnings per share
Basic (loss)/earnings per share (RMB)	11	(1.18)	0.53	1.42
Diluted (loss)/earnings per share (RMB)	11	(1.18)	0.52	1.41

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended June 30,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
(Loss)/profit for the year		(1,429,447)	639,743	1,781,829

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	12	(16,548)	40,494	41,198

Other comprehensive (loss)/income for the year		(16,548)	40,494	41,198

Total comprehensive (loss)/income for the year		(1,445,995)	680,237	1,823,027

Attributable to:
Equity shareholders of the Company		(1,429,621)	677,667	1,803,797
Non-controlling interests		(16,374)	2,570	19,230

Total comprehensive (loss)/income for the year		(1,445,995)	680,237	1,823,027

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

		As at June 30,
	Note	2022	2023
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	13	419,894	534,634
Right-of-use assets	14	2,342,589	2,552,600
Intangible assets	15	43,066	25,277
Goodwill		19,388	21,069
Deferred tax assets	10(c)	154,333	161,617
Other investments	17	—	73,870
Other receivables	19	28,274	74,641
Prepayments	16	201,682	—
Term deposits		—	100,000
		3,209,226	3,543,708
Current assets
Other investments	17	210,523	205,329
Inventories	18	1,188,095	1,450,519
Trade and other receivables	19	1,056,198	1,150,156
Cash and cash equivalents	20	5,348,492	6,489,213
Restricted cash	21	32,376	27,073
Term deposits		236,878	581,715
		8,072,562	9,904,005
Total assets		11,281,788	13,447,713
EQUITY
Share capital	26(a)	92	95
Additional paid-in capital	26(a)	7,982,824	7,254,871
Other reserves	26(b)	993,307	1,106,718
(Accumulated losses)/retained earnings		(1,944,581)	539,331

Equity attributable to equity shareholders of the Company		7,031,642	8,901,015
Non-controlling interests		(4,242)	17,253
Total equity		7,027,400	8,918,268

LIABILITIES
Non-current liabilities
Contract liabilities	5	51,658	46,754
Loans and borrowings		6,503	7,215
Lease liabilities	24	393,068	556,801
Deferred income		14,488	33,080
		465,717	643,850
Current liabilities
Loans and borrowings		445	—
Trade and other payables	23	3,072,991	3,019,302
Contract liabilities	5	361,522	292,887
Lease liabilities	24	257,997	328,933
Deferred income		6,295	6,778
Current taxation		89,421	237,695
		3,788,671	3,885,595
Total liabilities		4,254,388	4,529,445
Total equity and liabilities		11,281,788	13,447,713

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC				Total
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	(deficit)/
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)	Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the year ended June 30, 2021
Loss for the year		—	—	—	—	—	—	—	(1,415,010)	(1,415,010)	(14,437)	(1,429,447)
Other comprehensive loss for the year		—	—	—	—	—	(14,611)	—	—	(14,611)	(1,937)	(16,548)
Total comprehensive loss for the year		—	—	—	—	—	(14,611)	—	(1,415,010)	(1,429,621)	(16,374)	(1,445,995)
Capital injection from shareholders		1	1,193	—	—	—	—	—	—	1,194	—	1,194
Consolidation of special purpose vehicles	26(b)(v)	—	973	—	(973)	—	—	—	—	—	—	—
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		9	4,178,851	—	—	—	—	—	—	4,178,860	—	4,178,860
Release of ordinary shares from share incentive plan		5	(18,065)	—	18,060	—	—	—	—	—	—	—
Conversion of Series A preferred shares into Class A ordinary shares	25	8	3,963,835	—	—	—	—	—	—	3,963,843	—	3,963,843
Equity settled share-based transactions		—	—	—	—	281,319	—	—	—	281,319	—	281,319
Appropriation to statutory reserve	26(b)(iv)	—	—	—	—	—	—	18,226	(18,226)	—	—	—
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	—	—	(4,021)	(4,021)
Balance at June 30, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)		Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)
Balance at July 1, 2021		92		8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the year ended June 30, 2022
Profit for the year		—		—	—	—	—	—	—	638,170	638,170	1,573	639,743
Other comprehensive income for the year		—		—	—	—	—	39,497	—	—	39,497	997	40,494
Total comprehensive income for the year		—		—	—	—	—	39,497	—	638,170	677,667	2,570	680,237
Dividend declared	26(d)	—		(306,255)	—	—	—	—	—	—	(306,255)	—	(306,255)
Exercise of options	27(b)	—	*	589	—	—	—	—	—	—	589	—	589
Release of ordinary shares from share incentive plan		—	*	(670)	—	670	—	—	—	—	—	—	—
Repurchase of shares	26(b)(v)	—		—	—	(82,160)	—	—	—	—	(82,160)	—	(82,160)
Equity settled share-based transactions	27	—		—	—	—	82,835	—	—	—	82,835	—	82,835
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	24,460	(24,460)	—	—	—
Balance at June 30, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC	(Accumulated		Non-
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	losses)/		controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	retained earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)		Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)
Balance at July 1, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the year ended June 30, 2023
Profit for the year		—		—	—	—	—	—	—	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year		—		—	—	—	—	34,871	—	—	34,871	6,327	41,198
Total comprehensive income for the year		—		—	—	—	—	34,871	—	1,768,926	1,803,797	19,230	1,823,027
Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	26(a)(iii)	3		408,018	—	—	—	—	—	—	408,021	—	408,021
Dividend declared	26(d)	—		(370,787)	—	—	—	—	—	—	(370,787)	—	(370,787)
Offset of accumulated losses	26(a)	—		(730,898)	—	—	—	—	—	730,898	—	—	—
Exercise of options and subscription of restricted share units	27(b)	—	*	380	—	—	—	—	—	—	380	—	380
Release of ordinary shares from share incentive plan		—	*	(616)	—	616	—	—	—	—	—	—	—
Repurchase of shares	26(b)(v)	—		—	—	(32,711)	—	—	—	—	(32,711)	—	(32,711)
Cancellation of shares	26(b)(v)	—	*	(31,841)	—	31,841	—	—	—	—	—	—	—
Equity settled share-based transactions	27	—		—		—	62,882	—	—	—	62,882	—	62,882
Appropriation to statutory reserve	26(b)(iv)	—		—		—	—	—	15,912	(15,912)	—	—	—
Acquisition of non-controlling interests		—		(2,209)		—	—	—	—	—	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	28(a)	—		—	—	—	—	—	—	—	—	99	99
Balance at June 30, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

		For the year ended June 30,
	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	22(a)	1,111,031	1,636,392	2,084,952
Income tax paid		(194,711)	(230,130)	(418,922)
Net cash from operating activities		916,320	1,406,262	1,666,030
Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(180,279)	(290,108)	(174,147)
Payment for acquisition of land use right		—	(944,099)	—
Proceeds from disposal of property, plant and equipment and intangible assets		4,323	351	5,224
Refund of prepayments		—	—	200,000
Payments for purchases of other investments		(28,887,790)	(12,627,323)	(7,880,763)
Proceeds from disposal of other investments		28,787,790	12,525,477	7,808,395
Placement of term deposits		—	(236,878)	(761,371)
Release of term deposits		—	—	316,542
Interest income		40,433	66,344	145,225
Investment income from other investments		66,837	63,801	42,921
Proceeds from repayment from related parties		14,713	—	—
Payments for investment in an equity-accounted investee		(356,000)	—	—
Acquisition of a subsidiary, net of cash acquired	28	(8,824)	(683,483)	4,568
Net cash used in investing activities		(518,797)	(2,125,918)	(293,406)
Cash flows from financing activities
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	—	—
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		—	—	469,683
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options		2,795	589	382
Proceeds from loans and borrowings	22(b)	313	—	—
Repayment of loans and borrowings	22(b)	(416,588)	(5,295)	(206)
Repayment to the controlling shareholder		(11,946)	—	—
Payment of capital element and interest element of lease liabilities	22(b)	(215,762)	(317,017)	(346,008)
Payments of repurchase of shares		—	(82,160)	(32,711)
Prepayments for repurchase of shares		—	(3,375)	(3,693)
Interests paid	22(b)	(1,488)	(1,000)	—
Dividends paid	26(d)	—	(306,255)	(370,787)
Payments of listing expenses relating to Hong Kong public offering		—	(19,046)	(42,616)
Net cash from/(used in) financing activities		3,536,184	(733,559)	(325,956)
Net increase/(decrease) in cash and cash equivalents		3,933,707	(1,453,215)	1,046,668
Cash and cash equivalents at the beginning of the year		2,853,980	6,771,653	5,348,492
Effect of movements in exchange rates on cash held		(16,034)	30,054	94,053
Cash and cash equivalents at the end of the year	20	6,771,653	5,348,492	6,489,213

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1 General information and list of principal subsidiaries

1.1 General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares. The Company’s ordinary shares have also been listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) since July 13, 2022.

The accompanying consolidated financial statements comprise the Company and its subsidiaries (together, the “Group”). The Group is principally engaged in the retail and wholesale of lifestyle and pop toy products across the People’s Republic of China (the “PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

1.2 List of principal subsidiaries

Set out below is a list of the Company’s principal subsidiaries as at June 30, 2023:

	Place of		Group’s effective
	incorporation /	Registered/ issued	interest
Company name	establishment and business	and paid-up capital	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Global Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Development Hong Kong Limited	Hong Kong	HKD10,000/-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000/ HKD80,100,000	100%	Investment holding
MINISO Hong Kong Limited	Hong Kong	HKD350,000,000/ HKD350,000,000	100%	Wholesale of lifestyle products
MINISO (Guangzhou) Co., Ltd.	PRC	RMB146,862,372/ RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd.	PRC	RMB10,000,000/-	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd.	PRC	RMB65,000,000/ RMB65,000,000	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd.	PRC	RMB10,000,000/ RMB5,000,000	100%	Online sales of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000/ IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	India	INR669,540,570/ INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD27,041,441/ USD27,041,441	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD100/CAD100	100%	Wholesale and retail of lifestyle products
MINISO LIFESTYLE SINGAPORE PRIVATE LIMITED	Singapore	SGD3,000/ SGD3,000	100%	Wholesale and retail of lifestyle products
MINISO VIETNAM LIMITED LIABILITY COMPANY	Vietnam	VND20,000,000,000/ VND20,000,000,000	90%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.)	PRC	RMB5,000,000/-	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd.	PRC	RMB2,300,000,000/ RMB2,126,000,000	100%	Development of headquarters building

2 Significant accounting policies

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), and were authorized for issue by the Company’s board of directors on October 19, 2023.

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

(b) Basis of preparation

The Group has adopted June 30 as its financial year end date.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and redeemable shares with other preferential rights are stated at their fair value as explained in Note 2(m) and Note 2(p).

(c) Changes in accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the year ended June 30, 2023 of the Group:

●	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use
●	Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract
●	Annual improvements to IFRS standards 2018-2020
●	Amendments to IFRS 3: Reference to the conceptual framework

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as set out in Note 34.

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

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

(ii)  Interest in an equity-accounted investee

The Group’s interest in an equity-accounted investee comprises interest in an associate.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for under the equity method.Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post- acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

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

Business combinations involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

The assets and liabilities assumed are measured based on their carrying amounts in the consolidated financial statements of the ultimate controlling party at the combination date.

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

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Apartments	30 years
Leasehold improvements	Over the shorter of lease term
or the estimated useful lives
of the assets
Office equipment	2 – 5 years
Store operating equipment	2 – 5 years
Motor vehicles	3 - 5 years
Moulds	1 - 2 years

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

(h) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including cash and cash equivalents, restricted cash, term deposits, trade and other receivables).

Other financial assets measured at fair value through profit or loss, including other investments, are not subject to the ECL assessment.

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

(ii) Impairment of other non-current assets

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

(m) Other investments

Other investments are classified as measured at fair value through profit or loss (FVTPL). Changes in the fair value of the investments are recognized in profit or loss.

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

(p) Redeemable shares with other preferential rights

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

Subsequent to initial recognition, the redeemable shares with other preferential rights are carried at fair value with changes in fair value recognized in the consolidated statements of profit or loss.

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

Product sales to franchisees

The Group has entered into a series of agreements with certain franchisees, primarily in the PRC, Indonesia and Vietnam, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group. Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the product and become obliged to pay for the products, which is when the franchisees sell the product to their customers in the franchisees’ stores.

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

Online sales

Revenue from online sales to customers, which are conducted through the Group’s self-operated online stores on WeChat Mini Program and third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with certain online distributors, who are authorized to sell products to customers through their online stores on various major e-commerce platforms. Revenue is recognized when control of the goods has transferred according to respective agreed terms of delivery, which is at the point in time when the distributor obtains control of the distinct good.

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

(iii) Customer loyalty program

The Group maintains spend-based customer loyalty programs for MINISO and TOP TOY brands, under which loyalty points are rewarded to end customers based on the spend level and are redeemable in future purchases when certain criteria is met. Transaction price is allocated to the product(s) and the loyalty points are rewarded on a relative standalone selling price basis. Revenue associated with the price allocation of loyalty points rewarded is deferred and a corresponding liability is established in contract liabilities.

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

(v) Translation of foreign currencies

(i) Functional and presentation currency

Item included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States Dollars (“USD”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

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

(x) Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:
(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.
(b)	An entity is related to the Group if any of the following conditions applies:
●	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
●	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
●	Both entities are joint ventures of the same third party.
●	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
●	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.
●	The entity is controlled or jointly controlled by a person identified in (a).
●	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
●	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(y) Segment reporting

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

Note 29 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

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

(c) Recognition of deferred tax assets

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

(d) Share-based compensation

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 27.

(e) Fair value measurement of redeemable shares with other preferential rights

The redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques. The Group has used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. Key assumptions, such as weighted average cost of capital, risk-free interest rate, lack of marketability discount and volatility are disclosed in Note 25. Considerable judgement is required to interpret market data used in the valuation techniques. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(f) Depreciation and amortization

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

4 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the years ended June 30, 2021, 2022 and 2023.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2021, 2022 and 2023. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys
(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the year ended June 30, 2021
	Reportable segments
	MINISO		Total reportable	Other
	brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511

Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit/(loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:
- credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
- impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	—	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Additions to non-current assets during the year*	374,825	128,585	503,410	7,385	510,795
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

	As at and for the year ended June 30, 2022
	Reportable segments
			Total reportable	Other
	MINISO brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579

Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:
- credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
- impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	-	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Additions to non-current assets during the year*	319,809	141,101	460,910	8,510	469,420
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

	As at and for the year ended June 30, 2023
	Reportable segments
			Total
		TOP TOY	reportable	Other
	MINISO brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	10,861,222	533,367	11,394,589	78,619	11,473,208
Inter-segment revenue	71	7,946	8,017	367,032	375,049

Segment revenue	10,861,293	541,313	11,402,606	445,651	11,848,257
Segment profit/(loss) before taxation	2,354,357	(20,412)	2,333,945	17,814	2,351,759
Finance income	139,577	1,201	140,778	2,969	143,747
Finance costs	(29,751)	(4,863)	(34,614)	(8)	(34,622)
Depreciation and amortization	(302,070)	(64,405)	(366,475)	(4,339)	(370,814)
Other material non-cash items:
- reversal of credit loss/(credit loss) on trade and other receivables	1,409	(246)	1,163	(91)	1,072
- impairment loss on non-current assets	(1,433)	(2,015)	(3,448)	—	(3,448)
Segment assets	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the year*	933,768	37,434	971,202	4,221	975,423
Segment liabilities	3,937,784	493,044	4,430,828	43,699	4,474,527

Note:

*	The additions to non-current assets do not include additions to deferred tax assets, non-current prepayments and non-current other investments.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	8,841,998	9,917,044	11,402,606
Revenue for other segment	353,172	385,184	445,651
Elimination of inter-segment revenue	(123,511)	(216,579)	(375,049)
Consolidated revenue	9,071,659	10,085,649	11,473,208

ii. Profit before taxation
Total profit before taxation for reportable segments	354,550	859,501	2,333,945
Profit before taxation for other segment	58,556	97,455	17,814
Unallocated amounts:
- Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—
- Share of loss of an equity-accounted investee, net of tax	(4,011)	(8,162)	—
- Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	—	(41,981)	(18,145)
Consolidated (loss)/profit before taxation	(1,216,192)	906,813	2,333,614

	As at June 30,
	2022	2023
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	8,830,028	10,935,144
Assets for other segment	171,163	190,366
Other unallocated amounts
- Assets relating to construction of headquarters building	2,028,095	2,078,833
- Apartments for use as staff quarters	252,502	243,370
Consolidated total assets	11,281,788	13,447,713

iv. Liabilities
Total liabilities for reportable segments	4,173,410	4,430,828
Liabilities for other segment	62,341	43,699
Other unallocated amounts
- Liabilities relating to construction of headquarters building	18,637	54,918
Consolidated total liabilities	4,254,388	4,529,445

v. Other material items

	For the year ended June 30, 2021
	Reportable
	segment	Other	Consolidated
	totals	segment	totals
	RMB’000	RMB’000	RMB’000
Finance income	38,867	1,566	40,433
Finance costs	(28,345)	(17)	(28,362)
Depreciation and amortization	(263,950)	(1,069)	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	(20,832)
Impairment loss on non-current assets	(2,941)	—	(2,941)

	For the year ended June 30, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	—	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	—	(28,924)
Impairment loss on non-current assets	(13,485)	—	—	(13,485)

	For the year ended June 30, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	140,778	2,969	1,478	145,225
Finance costs	(34,614)	(8)	—	(34,622)
Depreciation and amortization	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	1,163	(91)	—	1,072
Impairment loss on non-current assets	(3,448)	—	—	(3,448)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	7,291,219	7,442,156	7,650,821
Other Asian countries excluding the PRC	961,622	1,174,323	1,821,080
America	584,630	1,189,119	1,738,058
Europe	117,214	174,691	151,496
Others	116,974	105,360	111,753
	9,071,659	10,085,649	11,473,208

	As at June 30,
	2022	2023
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	2,575,241	2,672,426
Other Asian countries excluding the PRC	63,021	121,614
America	204,459	512,322
Europe	10,490	1,859
	2,853,211	3,308,221

Non-current assets exclude deferred tax assets, non-current prepayments and non-current other investments.

5 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Major products/service lines
— Sales of lifestyle and pop toy products
— Retail sales in self-operated stores	323,775	555,226	990,048
— Product sales to franchisees	5,506,365	5,499,267	5,960,518
— Sales to offline distributors	1,509,840	2,072,061	2,612,742
— Online sales	663,197	651,039	706,397
— Other sales channels	33,499	220,069	87,530
Sub-total	8,036,676	8,997,662	10,357,235
— License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	72,392	109,166	84,711
— Sales-based royalties	97,848	97,453	102,089
— Sales-based management and consultation service fees	488,138	478,775	500,775
Sub-total	658,378	685,394	687,575
— Others*	376,605	402,593	428,398
	9,071,659	10,085,649	11,473,208
Timing of revenue recognition
— Point in time	8,413,281	9,321,490	10,619,987
— Over time	658,378	764,159	853,221
Revenue from contracts with customers	9,071,659	10,085,649	11,473,208

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

For the years ended June 30, 2022 and 2023, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue for the respective year. Revenue from individual customer contributing over 10% of total revenue of the Group for the year ended June 30, 2021 is set out below:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Customer A	941,541	N/A*	N/A*

Note:

*	Less than 10% of the Group’s revenue in the respective year.
(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at June 30,
		2022	2023
	Note	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	19	290,681	305,963
Contract liabilities
— Current portion		(361,522)	(292,887)
— Non-current portion		(51,658)	(46,754)
Total contract liabilities		(413,180)	(339,641)

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
— Advance payments received from customers for purchase of goods	219,192	231,636
— Deferred revenue related to license fees	88,536	89,498
— Deferred revenue related to membership fees	96,025	5,215
— Deferred revenue related to loyalty points	9,427	13,292
	413,180	339,641

The Group requests 20% to 100% advance payment for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2021	326,866
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(266,919)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	219,192
Increase in contract liabilities as a result of receiving payment of license fees	28,589
Increase in contract liabilities as a result of receiving payment of membership fees	96,025
Increase in contract liabilities as a result of loyalty points	9,427
Balance at June 30, 2022	413,180
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(361,522)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	231,636
Increase in contract liabilities as a result of receiving payment of license fees	37,840
Increase in contract liabilities as a result of receiving payment of membership fees	5,215
Increase in contract liabilities as a result of loyalty points	13,292
Balance at June 30, 2023	339,641

As of June 30, 2022 and 2023, contract liabilities expected to be recognized as revenue after one year were RMB51,658,000 and RMB46,754,000, respectively, mainly represented license fees.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2022 and 2023, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB193,988,000 and RMB108,005,000, respectively. These amounts represented revenue of license fees, membership fees income and revenue associated with loyalty points. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is expected to occur over the next 1 to 46 years and the next 1 to 45 years as at June 30, 2022 and 2023, respectively. Membership fee income is expected to be recognized in the future based on the subscribed membership period, which ranges from 1 month to 1 year. Revenue associated with loyalty points are expected to be recognized when the points are redeemed or when they expire, which is expected to occur within 1 year.

(iv)	COVID-19 impact on revenue

The COVID-19 outbreak has impacted the Group’s revenue and operations during the years ended June 30, 2021, 2022 and 2023.

During the year ended June 30, 2021, the emergence of new variants has adversely impacted the Group’s retail sales and product sales to franchisees in the PRC due to governmental restrictions in public places to reduce the spread of virus. The sales of stores owned by overseas distributors have also been adversely affected due to the temporary closure and reduction of operating hours on occasion, which resulted in a reduction in revenue from sales to overseas distributors during the year ended June 30, 2021.

During the year ended June 30, 2022, the outbreak of the Delta and Omicron variants of COVID-19 in several provinces in the PRC caused temporary store closures and suspension of online sales in these areas, as a result of governmental restriction measures. Accordingly, the Group recorded lower revenues in these impacted provinces during the year ended June 30, 2022. The sales of stores owned by overseas distributors gradually recovered although some of those stores that resumed operations also had reduced operating hours due to regional resurgences of COVID-19 during the year ended June 30, 2022.

During the first half of the year ended June 30, 2023, the Group’s retail sales and product sales to franchisees in the PRC were negatively affected by outbreaks of the Omicron variants of COVID-19. This was due to governmental control measures and an increased number of COVID-19 cases. After control measures were eased in December 2022 and daily life returned to normal for consumers, the sales of most of the Group’s self-operated stores and stores owned by franchisees in the PRC gradually recovered in the second half of the year ended June 30, 2023. During the year ended June 30, 2023, the sales of most of the Group’s overseas self-operated stores and distributor-owned stores have returned to pre-pandemic levels, as more and more jurisdictions lifted their pandemic control measures.

6 Other income

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Tax refund	1,279	3,231	2,660
Government grants (Note (i))	46,587	16,663	8,807
Income from depositary bank (Note (ii))	4,274	6,037	6,468
	52,140	25,931	17,935

Notes:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000).
(ii)	The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period.

7 Expenses by nature

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 18(a))	6,581,456	6,870,976	6,859,362
Payroll and employee benefits (Note (i))	916,185	864,693	819,592
Rental and related expenses	12,139	33,354	69,174
Depreciation and amortization (Note (ii))	265,019	389,871	391,167
Licensing expenses	88,063	149,612	249,437
Promotion and advertising expenses	214,788	242,681	315,976
Logistics expenses	195,593	272,363	295,933
Travelling expenses	52,966	66,172	66,544
Other expenses	332,375	384,730	312,677
Total cost of sales, selling and distribution and general and administrative expenses	8,658,584	9,274,452	9,379,862

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	543,646	666,968	657,236
Contributions to social security contribution plan	56,325	77,903	75,168
Welfare expenses	34,895	36,987	24,306
Equity-settled share-based payment expenses (Note 27)	281,319	82,835	62,882
	916,185	864,693	819,592

(ii)	Depreciation and amortization are analyzed as follows:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 13)	30,507	58,865	70,706
Right-of-use assets (Note 14)	213,490	309,606	334,193
Less: amount capitalized as construction in progress	—	—	(33,907)
Intangible assets (Note 15)	21,022	21,400	20,175
	265,019	389,871	391,167

8 Other net (loss)/income

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net foreign exchange (loss)/gain (Note (i))	(114,177)	14,041	109,095
Losses on disposal of property, plants and equipment and intangible assets	(2,317)	(5,614)	(5,350)
Investment income from other investments	66,837	63,801	42,921
Scrap income	11,242	11,808	12,137
Net change in fair value of other investments	2,968	5,709	(3,692)
Litigation compensation (Note (ii))	—	(15,576)	(37,710)
Gains relating to cancellation and modification of lease contracts	—	13,456	193
Others	(4,960)	(317)	(3,488)
	(40,407)	87,308	114,106

Notes:

(i)	Net foreign exchange loss for the year ended June 30, 2021 was mainly caused by the depreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar proceeds obtained from the listing on the New York Stock Exchange in October 2020. Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.
(ii)	Litigation compensation for the years ended June 30, 2022 and 2023 mainly represented the provisions made for the lawsuits relating to employees’ compensation and illicit competition.

9 Net finance income

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	40,433	66,344	145,225

Finance costs
—Interest on loans and borrowings	(1,545)	(405)	(226)
—Interest on lease liabilities	(26,817)	(32,991)	(34,396)
	(28,362)	(33,396)	(34,622)
Net finance income	12,071	32,948	110,603

10 Income taxes

(a) Taxation recognized in consolidated profit or loss:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year	200,170	252,989	557,630
Deferred tax
Origination and reversal of temporary differences (Note 10(c))	13,085	14,081	(5,845)
Tax expense	213,255	267,070	551,785

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

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

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three fiscal years ending December 31, 2024.

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

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate was 25% for fiscal year ended December 31, 2020 and 22% from fiscal year ended December 31, 2021 and onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26% for fiscal year ended March 31, 2022 and 29.12% from fiscal year ended March 31, 2023 and onwards.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

9)	Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
(Loss)/profit before taxation	(1,216,192)	906,813	2,333,614
Notional tax on (loss)/profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	118,766	214,704	566,955
Tax effect of share-based compensation expenses (Note 7(i))	70,330	20,254	15,435
Tax effect of other non-deductible expenses	10,433	10,935	13,666
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 10(a)(3))	(34,218)	(18,001)	(42,739)
Tax effect of additional deduction on research and development costs	—	—	(4,217)
Tax effect of exempted and non-taxable interest income	(6,245)	(4,044)	(7,421)
Effect of unused tax losses not recognized	72,969	44,888	22,956
Effect of unrecognized deductible temporary differences being utilized	(18,780)	(1,666)	(12,850)
Actual tax expenses	213,255	267,070	551,785

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued
	losses	profits	impairment	operations	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2021	34,253	14,696	50,347	61,548	7,708	168,552
Charged to profit or loss	(2,536)	(3,556)	(8,673)	—	684	(14,081)
Exchange rate difference	(21)	(43)	(101)	—	27	(138)
At June 30, 2022	31,696	11,097	41,573	61,548	8,419	154,333
Charged to profit or loss	(8,499)	11,944	(3,519)	(675)	6,594	5,845
Exchange rate difference	239	111	628	—	461	1,439
At June 30, 2023	23,436	23,152	38,682	60,873	15,474	161,617

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

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Deductible temporary differences	107,964	49,375
Cumulative tax losses	630,807	751,256
Total	738,771	800,631

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at		As at
	June 30,		June 30,
	2022	Expiry date	2023	Expiry date
	RMB’000		RMB’000
Expire	278,215	2023-2043	361,627	2024-2044
Never expire	352,592		389,629

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

11 (Loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) (Loss)/profit attributable to ordinary shareholders (basic):

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to the equity shareholders of the Company	(1,415,010)	638,170	1,768,926
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	116,929	(1,576)	(424)

(Loss)/profit used to determine basic earnings per share	(1,298,081)	636,594	1,768,502

The unvested restricted shares granted to employees under the 2020 Share Incentive Plan (see Note 27) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic loss/earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,104,371,475, 1,205,527,348 and 1,243,320,377 in issue for the years ended June 30, 2021, 2022 and 2023, respectively, were calculated as follows:

	For the year ended June 30,
	2021	2022	2023
	Number of shares	Number of shares	Number of shares
Issued ordinary share at July 1, 2020, 2021 and 2022	865,591,398	1,204,860,715	1,202,646,619
Effect of shares issued upon IPO and exercise of the over-allotment option	90,911,146	—	—
Effect of shares converted from Series A preferred shares	83,495,097	—	—
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	—	—	40,181,685
Effect of shares released from share incentive plan (Note 27)	64,373,834	2,369,454	2,878,812
Effect of repurchase of shares (Note 26(b)(v))	—	(1,702,821)	(2,386,739)

Weighted average number of ordinary shares	1,104,371,475	1,205,527,348	1,243,320,377

(b) Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

There was no difference between basic and diluted loss per share for the year ended June 30, 2021 as the effect of the restricted shares granted to employees (see Note 27(a)) and share options granted to employees (see Note 27(b)) would be anti-dilutive.

For the years ended June 30, 2022 and 2023, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000 and RMB1,768,926,000 and the weighted average number of ordinary shares of 1,216,637,439 and 1,250,545,116 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the year ended June 30,
	2022	2023
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,205,527,348	1,243,320,377
Dilutive effect of share incentive plan (Note 27)	11,110,091	7,224,739

Weighted average number of ordinary shares, diluted	1,216,637,439	1,250,545,116

12 Other comprehensive (loss)/income

	For the year ended June 30, 2021
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(16,548)	—	(16,548)
Other comprehensive loss	(16,548)	—	(16,548)

	For the year ended June 30, 2022
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	40,494	—	40,494
Other comprehensive income	40,494	—	40,494

	For the year ended June 30, 2023
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	41,198	—	41,198
Other comprehensive income	41,198	—	41,198

13 Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2021	—	111,949	37,431	46,469	2,740	—	—	198,589
Acquisition of a subsidiary (Note 28(b))	—	—	14	—	—	—	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,511	48,528	409,477
Disposals	—	(15,389)	(3,183)	(6,670)	(622)	(102)	—	(25,966)
Exchange adjustments	—	4,400	2	(636)	(3)	—	—	3,763
At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153

Acquisition of a subsidiary (Note 28(a))	—	451	888	—	—	—	—	1,339
Additions	—	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress	—	36,419	—	—	—	—	(36,419)	—
Disposals	—	(75,541)	(5,611)	(5,191)	—	(253)	(2,084)	(88,680)
Exchange adjustments	—	9,112	380	(225)	67	—	757	10,091
At June 30, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900

Accumulated depreciation:
At July 1, 2021	—	(41,007)	(18,626)	(22,923)	(1,510)	—	—	(84,066)
Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)	—	(58,865)
Written back on disposals	—	4,541	1,672	4,524	500	19	—	11,256
Exchange adjustments	—	(1,710)	63	395	6	—	—	(1,246)
At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	—	(132,921)

Charge for the year	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)	—	(70,706)
Written back on disposals	—	44,866	3,058	3,857	—	63	—	51,844
Exchange adjustments	—	(3,084)	(887)	587	(18)	—	—	(3,402)
At June 30, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	—	(155,185)

Impairment:
At July 1, 2021	—	(36,432)	—	(1,775)	—	—	—	(38,207)
Addition	—	(8,880)	(1,380)	(2,802)	—	—	—	(13,062)
Written back on disposals	—	7,536	—	1,231	—	—	—	8,767
Exchange adjustments	—	(940)	(42)	146	—	—	—	(836)
At June 30, 2022	—	(38,716)	(1,422)	(3,200)	—	—	—	(43,338)

Addition	—	(5,640)	(591)	(1,017)	—	—	—	(7,248)
Written back on disposals	—	24,875	—	1,140	—	—	—	26,015
Exchange adjustments	—	(2,031)	197	324	—	—	—	(1,510)
At June 30, 2023	—	(21,512)	(1,816)	(2,753)	—	—	—	(26,081)

Net book value:
At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894

At June 30, 2023	226,389	87,255	19,387	17,073	1,140	7,001	176,389	534,634

14 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right
	(Note (i))	(Note (ii))	(Note (iii))	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2021	1,077,417	11,702	—	1,089,119
Acquisition of a subsidiary (Note 28(b))	—	—	1,781,595	1,781,595
Additions	337,717	414	815	338,946
Derecognition	(408,249)	(1,470)	—	(409,719)
Exchange adjustments	6,239	2	—	6,241

At June 30, 2022	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary (Note 28(a))	10,467	—	—	10,467
Additions	718,845	143	—	718,988
Derecognition	(620,305)	—	—	(620,305)
Exchange adjustments	35,218	—	—	35,218

At June 30, 2023	1,157,349	10,791	1,782,410	2,950,550

Accumulated depreciation:
At July 1, 2021	(359,888)	(1,548)	—	(361,436)
Charge for the year	(275,310)	(3,765)	(30,531)	(309,606)
Derecognition	243,575	1,470	—	245,045
Exchange adjustments	(2,917)	(1)	—	(2,918)

At June 30, 2022	(394,540)	(3,844)	(30,531)	(428,915)

Charge for the year	(285,393)	(3,592)	(45,208)	(334,193)
Derecognition	384,771	—	—	384,771
Exchange adjustments	(11,660)	—	—	(11,660)

At June 30, 2023	(306,822)	(7,436)	(75,739)	(389,997)

Impairment:
At July 1, 2021	(37,796)	—	—	(37,796)
Derecognition	4,249	—	—	4,249
Exchange adjustments	(1,131)	—	—	(1,131)

At June 30, 2022	(34,678)	—	—	(34,678)

Reversal	3,800	—	—	3,800
Derecognition	24,439	—	—	24,439
Exchange adjustments	(1,514)	—	—	(1,514)
At June 30, 2023	(7,953)	—	—	(7,953)

Net book value:
At June 30, 2022	583,906	6,804	1,751,879	2,342,589

At June 30, 2023	842,574	3,355	1,706,671	2,552,600

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	205,344	275,310	285,393
Warehouse equipment	8,146	3,765	3,592
Land use right	—	30,531	45,208
	213,490	309,606	334,193

Interest on lease liabilities (Note 9)	26,817	32,991	34,396
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30	28,656	28,384	15,322
Variable lease payments not included in the measurement of lease liabilities	2,846	4,648	18,614
COVID-19 rent concessions	(42,698)	(35,548)	—

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 22(c) and Note 24, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its offices space, warehouse storage and retail stores. The leases of offices space typically run for a period of two to five years, leases of warehouse storage and retail stores typically run for two to ten years.

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

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary as disclosed in Note 28(b), with a lease term of 40 years.

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

15 Intangible assets

Software
Cost:	RMB’000
At July 1, 2021	107,583
Purchases	3,922
Disposals	(24)
Exchange adjustments	(63)
At June 30, 2022	111,418
Purchases	2,450
Exchange adjustments	(61)
At June 30, 2023	113,807
Accumulated amortization:
At July 1, 2021	(46,237)
Charge for the year	(21,400)
Written off on disposal	2
Exchange adjustments	20
At June 30, 2022	(67,615)
Charge for the year	(20,175)
Exchange adjustments	(7)
At June 30, 2023	(87,797)
Impairment:
At July 1, 2021	(341)
Charge for the year	(423)
Exchange adjustments	27
At June 30, 2022	(737)
Exchange adjustments	4
At June 30, 2023	(733)
Net book value:
At June 30, 2022	43,066
At June 30, 2023	25,277

16 Prepayments

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Prepayment for construction of a new headquarters building (Note 28(b))	200,861	—
Others	821	—
Total	201,682	—

17 Other investments

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
- Investment in an unlisted enterprise	—	73,870

Current
- Investments in trust investment schemes	208,649	205,329
- Others	1,874	—
	210,523	205,329

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to September 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 was estimated to be RMB103,537,000 and RMB101,600,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to July 2023. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 was estimated to be RMB105,112,000 and RMB103,729,000, respectively.

In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. The Group has an intention of holding such investments as long-term investments. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise and therefore this investment is accounted for as financial assets measured at FVTPL. The fair value of this investment as at June 30, 2023 was measured with reference to recent transaction price.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 29.

18 Inventories

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Finished goods	1,186,810	1,447,799
Low-value consumables	1,285	2,720
	1,188,095	1,450,519

(a)  The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,632,530	6,915,713	6,879,212
Reversal of write-down of inventories	(51,074)	(44,737)	(19,850)
Cost of inventories recognized in consolidated statements of profit or loss	6,581,456	6,870,976	6,859,362

19 Trade and other receivables

		As at June 30,
	Note	2022	2023
		RMB’000	RMB’000
Non-current
Amounts due from related parties	32(c)	—	10,647
Deposits		10,000	41,834
Value-added tax (“VAT”) recoverable		18,274	22,160
		28,274	74,641

Current
Trade receivables		375,798	394,727
Less: loss allowance	29(a)	(85,117)	(88,764)

Trade receivables, net of loss allowance		290,681	305,963
Amounts due from related parties	32(c)	5,105	5,602
Miscellaneous expenses paid on behalf of franchisees		246,097	265,335
VAT recoverable		182,906	270,298
Rental deposits		101,124	86,600
Receivables due from on-line payment platforms and banks (i)		26,806	34,726
Prepayments for inventories		52,476	49,631
Prepayments for licensing expenses		35,223	40,934
Prepayments for listing expenses relating to Hong Kong public offering		58,560	—
Prepayments for promotion and advertising expenses		9,302	17,374
Others		47,918	73,693

		1,056,198	1,150,156

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade debtors are due within 20 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 29(a).

20 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Cash on hand	450	576
Cash at bank	5,348,042	6,488,637
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	5,348,492	6,489,213

21 Restricted cash

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	5,772	1,391
Bank deposits frozen for legal proceedings (ii)	26,604	25,682
	32,376	27,073

Notes:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.
(ii)	The balance mainly represented deposits frozen for the lawsuit relating to illicit competition as disclosed in Note 31(b).

22 Cash flow information

(a) Reconciliation of (loss)/profit for the year to cash generated from operations:

		For the year ended June 30,
		2021	2022	2023
	Note	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year		(1,429,447)	639,743	1,781,829
Adjustments for:
Interest on lease liabilities	9	26,817	32,991	34,396
Depreciation and amortization	7	265,019	389,871	391,167
Interest on loans and borrowings	9	1,545	405	226
Interest income	9	(40,433)	(66,344)	(145,225)
Investment income from other investments	8	(66,837)	(63,801)	(42,921)
Net change in fair value of other investments	8	(2,968)	(5,709)	3,692
Losses on disposal of property, plant and equipment and intangible assets	8	2,317	5,614	5,350
Impairment loss on non-current assets		2,941	13,485	3,448
Unrealized foreign exchange (gain)/loss		(46,378)	6,806	(45,522)
Effect of lease contract cancellation		(2,630)	(25,015)	3,681
Fair value changes of redeemable shares with other preferential rights		1,625,287	—	—
Share of loss of an equity-accounted investee, net of tax		4,011	8,162	—
Equity-settled share-based payment expenses	7	281,319	82,835	62,882
Income tax	10(a)	213,255	267,070	551,785

Changes in working capital:
Inventories		(93,197)	307,966	(250,851)
Trade and other receivables		(80,087)	(190,145)	(185,768)
Contract liabilities		34,353	86,314	(73,539)
Trade and other payables		386,703	180,122	(34,055)
Restricted cash		3,376	(28,696)	5,303
Deferred income		26,065	(5,282)	19,074

Cash generated from operations		1,111,031	1,636,392	2,084,952

(b) Reconciliation of liabilities arising from financing activities:

		Redeemable
	Loans and	shares with other	Interest	Lease
	borrowings	preferential rights	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				Note 24
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300

Additions through business combination	21,979	—	—	38,713	60,692

Changes from financing cash flows:
Proceeds from loans and borrowings	313	—	—	—	313
Repayment of loans and borrowings	(416,588)	—	—	—	(416,588)
Interest of loans and borrowings paid	—	—	(1,488)	—	(1,488)
Payment of capital element and interest element of lease liabilities	—	—	—	(215,762)	(215,762)

Total changes from financing cash flows	(416,275)	—	(1,488)	(215,762)	(633,525)

Exchange adjustments	(1,499)	(42,771)	—	(22,607)	(66,877)

Other changes:
Fair value changes of redeemable shares with other preferential rights	—	1,625,287	—	—	1,625,287
Decrease in redeemable shares with other preferential rights	—	(3,963,843)	—	—	(3,963,843)
Increase in lease liabilities from entering into new leases during the year	—	—	—	403,955	403,955
Decrease in lease liabilities from derecognition	—	—	—	(29,678)	(29,678)
Increase in interest expenses	—	—	1,545	26,817	28,362

Total other changes	—	(2,338,556)	1,545	401,094	(1,935,917)

At June 30, 2021	20,594	—	667	804,412	825,673

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At July 1, 2021	20,594	667	804,412	825,673

Changes from financing cash flows:
Repayment of loans and borrowings	(5,295)	—	—	(5,295)
Interest of loans and borrowings paid	—	(1,000)	—	(1,000)
Payment of capital element and interest element of lease liabilities	—	—	(317,017)	(317,017)

Total changes from financing cash flows	(5,295)	(1,000)	(317,017)	(323,312)

Exchange adjustments	197	(29)	2,260	2,428

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	338,131	338,131
Decrease in lease liabilities from derecognition	—	—	(209,712)	(209,712)
Increase in interest expenses	—	405	32,991	33,396
Forgiveness of loans and borrowings	(8,548)	—	—	(8,548)

Total other changes	(8,548)	405	161,410	153,267

At June 30, 2022	6,948	43	651,065	658,056

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24
At July 1, 2022	6,948	43	651,065	658,056

Additions through business combination (Note 28(a))	—	—	15,313	15,313
Changes from financing cash flows:
Repayment of loans and borrowings	(206)	—	—	(206)
Payment of capital element and interest element of lease liabilities	—	—	(346,008)	(346,008)

Total changes from financing cash flows	(206)	—	(346,008)	(346,214)

Exchange adjustments	576	—	25,267	25,843

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	718,985	718,985
Decrease in lease liabilities from derecognition	—	—	(213,284)	(213,284)
Increase in interest expenses	—	226	34,396	34,622
Forgiveness of loans and borrowings	(103)	—	—	(103)

Total other changes	(103)	226	540,097	540,220

At June 30, 2023	7,215	269	885,734	893,218

(c) Total cash out flow for leases:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Within operating cash flows	(31,502)	(33,032)	(71,185)
Within financing cash flows	(215,762)	(317,017)	(346,008)
	(247,264)	(350,049)	(417,193)

(d) Non-cash transactions

Non-cash transactions incurred during the year ended June 30, 2021 mainly comprised the conversion of redeemable shares with other preferential rights into ordinary shares upon the date of completion of IPO with the amount of RMB3,963,843,000 transferred from liabilities to equity.

No significant non-cash transaction incurred during the years ended June 30, 2022 and 2023.

23 Trade and other payables

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Trade payables	649,415	653,713
Payroll payable	68,969	93,065
Accrued expenses	264,905	236,594
Other taxes payable	52,078	49,072
Deposits	1,875,380	1,785,405
Payable relating to leasehold improvements	37,109	47,654
Amounts due to related parties (Note 32(c))	13,710	6,371
Others	111,425	147,428
	3,072,991	3,019,302

Information about the Group’s exposure to currency and liquidity risks is included in Note 29.

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

24 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2022		As at June 30, 2023
	Present		Present
	value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	257,997	263,332	328,933	334,778

After 1 year but within 2 years	176,047	188,172	251,844	259,948
After 2 years but within 5 years	188,031	215,398	227,048	260,188
After 5 years	28,990	39,421	77,909	110,215

	393,068	442,991	556,801	630,351

	651,065	706,323	885,734	965,129

Less: total future interest expenses		(55,258)		(79,395)

Present value of lease liabilities		651,065		885,734

25 Redeemable shares with other preferential rights

Pursuant to the shareholders agreement enter into on February 26, 2020, two investors, HH SPR-XIV Holdings Limited (“Hillhouse”), Tencent Mobility Limited and Easy Land Limited (together as “Tencent”) each subscribed 58,833,418 Series A preferred shares in the Company and each hold 5.3763% shares in the Company. The Series A preferred shares held by Hillhouse and Tencent, collectively “Investor Shareholders”, included certain redemption and other preferential rights as set forth below.

(a) Redemption rights

Investor Shareholders could require the Company to redeem all or any of their equity interests, upon the occurrence of any of the following redemption events:

(1)	any material violation of laws or regulations by Mr. Ye Guofu and his spouse Ms. Yang Yunyun (the “Controlling Shareholders”) and Mr. Li Minxin (collectively, the “Founders”), or any of the Group companies;
(2)	any shareholder that is not an Investor Shareholder requests a redemption by the Company and/or the Founders;
(3)	the Company fails to meet the applicable listing conditions of a qualified stock exchange and fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018;
(4)	the Company fails to consummate a qualified IPO by the 7th anniversary of December 27, 2018 due to reasons other than those listed in (3) above;
(5)	the Company has satisfied the applicable listing conditions of a qualified stock exchange, but the Company failed to initiate the listing application process within three months upon any Investor Shareholders’ request;
(6)	any Group companies suffered severe difficulties in the operation of the business caused by the Founders (including but not limited to any operating risk suffered by any other business that any Founder directly or indirectly operates); or
(7)	material adverse changes in applicable law have caused severe difficulties in the operation of the business of any Group companies.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the applicable issue price (USD72,683,000 (equivalent to RMB491,514,000) and RMB500,000,000 for Hillhouse and Tencent, respectively, the “Issue Price”), plus declared and unpaid dividends, and plus an amount that would give Investor Shareholders a simple non-compounded interest equal to the redemption return rate on the applicable Issue Price calculated from December 27, 2018 up until the date of receipt by such holders of the full redemption amount thereof, and (ii) the fair market value of respective Series A preferred shares held by the Investor Shareholders as of the date of redemption notice.

Upon exercise of the redemption rights under redemption events (2), (3) and (7), the redemption return rate is 10% per annum. Upon exercise of the redemption rights under redemption events (1) and (4) to (6), the redemption return rate is 25% per annum.

The redemption rights held by the Investor Shareholders shall terminate immediately after the consummation of a qualified IPO.

(b) Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, or in the event of any deemed liquidation events as set out below, Investor Shareholders shall be entitled to receive, prior and in preference to distribution of any of the assets or surplus funds of the Company to any shareholder that is not an Investor Shareholder, the amount equal to the higher of (i) or (ii) below: (i) the applicable Issue Price, plus declared and unpaid dividends, plus an amount that would give Investor Shareholders a simple non-compounded interest of 10% per annum on the applicable Issue Price calculated from December 27, 2018 up until the date of receipt by such holders of the full liquidation preference amount thereof, and (ii) the fair market value of respective Series A preferred shares held by the Investor Shareholders as of the notice date of exercise of liquidation preferences. The shareholders other than Investor Shareholders shall procure that distributions to Investor Shareholders be made in the above manners.

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

The Group classified these redeemable shares with other preferential rights as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statement of profit or loss for the year ended June 30, 2021.

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

The movement of redeemable shares with other preferential rights during the year ended June 30, 2021 is set out as below:

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

Changes in fair value of redeemable shares with other preferential rights were recorded as “fair value changes of redeemable shares with other preferential rights” in the consolidated statement of profit or loss for the year ended June 30, 2021.

26 Capital and reserves

(a) Share capital and additional paid-in capital

As at June 30, 2022 and 2023, the Company authorized 5,000,000,000 ordinary shares, with a par value of US$0.00001 each.

As of June 30, 2022 and 2023, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at June 30, 2022		As at June 30, 2023
	Number of		Number of
	shares	Share capital	shares	Share capital
		RMB’000		RMB’000
Class A ordinary shares	897,275,873	69	—	—
Class B ordinary shares	328,290,482	23	—	—
Ordinary shares	—	—	1,263,689,685	95
	1,225,566,355	92	1,263,689,685	95

(i) Prior to the Company’s listing on the Hong Kong Stock Exchange, the Company adopted a dual-class share structure, including Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.

(ii) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on the Hong Kong Stock Exchange, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(iii) On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of US$0.00001 each and offer price of HK$13.80 each.

(iv) During the years ended June 30, 2022 and 2023, 3,897,180 and 4,161,100 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(v) As at June 30, 2022 and 2023, among the ordinary shares issued, 22,919,736 and 18,834,996 shares were recognized as treasury shares (see Note 26(b)(v)), respectively.

Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

(b) Nature and purposes of reserves

(i)  Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from business combinations involving entities under common control during the year ended June 30, 2019.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares, share options and restricted share units granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(r)(iii).

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

(v) Treasury shares

The 2020 Share Incentive Plan was administered by twelve special purpose vehicles, and the Group has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under 2020 Share Incentive Plan, therefore, the twelve special purpose vehicles were consolidated.

The balance of treasury shares mainly include the considerations received from special purpose vehicles for unvested and forfeited restricted shares, and the cost of the Company’s shares held by the Group.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the “2021 share repurchase program”).

During the period from December 21, 2021 to June 30, 2022, the Company repurchased 6,111,276 Class A ordinary shares under the 2021 share repurchase program for a total consideration of USD12,763,000 (equivalent to RMB82,160,000).

On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 share repurchase program”).

During the year ended June 30, 2023, the Company repurchased ordinary shares under the 2021 and 2022 share repurchase programs as follows, and the cost of the Company’s shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of	Highest	Lowest		Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
July 2022	40,000	1.94	1.94	78	—	—	—	—
September 2022	36,360	1.39	1.39	51	—	—	—	—
October 2022	2,921,668	1.39	1.12	3,692	166,000	10.38	9.98	1,696
November 2022	375,200	1.50	1.40	549	—	—	—	—

Total	3,373,228			4,370	166,000			1,696

Equivalent to RMB’000				31,175				1,536

Pursuant to 2021 share repurchase program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transferred all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 share repurchase program, 166,000 shares repurchased on the Hong Kong Stock Exchange and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

(c) Capital management

The Group defines “capital” as including all components of equity. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended June 30, 2021, no dividend was paid or declared by the Company.

During the year ended June 30, 2022, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended June 30, 2023, special cash dividends of US$0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Final dividends of US$0.103 per ordinary share, amounting to USD128.8 million, in respect of the fiscal year ended June 30, 2023, were proposed and approved by the board of directors of the Company in August 2023. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of June 30, 2023.

27 Equity settled share-based payments

The Group has adopted share-based compensation arrangements to incentivize outstanding performance. Pursuant to the 2020 Share Incentive Plan, as amended in June 2022, restricted shares, options, restricted share units or other approved awards may be granted to the Group’s employees, directors, and consultants.

As at June 30, 2022, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 92,586,048. In October 2022, 6,187,636 repurchased shares were transferred to special purpose vehicles and reserved for future grants of share awards under the 2020 Share Incentive Plan (Note 26(b)(v)).

As at June 30, 2023, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

The 2020 Share Incentive Plan will remain in effect for a period of 103 months, commencing on January 7, 2020, unless terminated earlier by the Company’s board of directors.

(a) Share awards

On August 27, 2018, the board of directors approved the grant of restricted shares of the Company to certain employees of the Group. Some of the restricted shares granted were immediately vested upon grant, while the remaining shares will vest according to individual vesting schedules ranging from two to four years from the grant date. The vesting is conditional upon employees remaining in service throughout a specified period (“Specified Service Period”) without any performance requirements.

If employees leave the Group before a qualified IPO takes place, the awarded shares will be forfeited. The forfeited shares will be repurchased by a shareholder designated by the Group at the original exercise price, and with an additional 10% per annum interest, where applicable. As such, the actual vesting period of the restricted shares is dependent on the occurrence of an IPO. The Group considered that an IPO was probable to occur and has recognized the share-based compensation expenses over the estimated actual vesting period, which is based on the estimate of when an IPO will occur or the Specified Service Period, whichever is longer.

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair values are as follows:

			Weighted-
		Weighted-	average
		average	grant date
		exercise price	fair value
	Number of	US$ per	US$ per
	restricted	restricted	restricted
	shares	share	share
Outstanding as of July 1, 2020	79,224,019	0.036	7.67
Vested during the year	(71,132,744)	0.036	7.67
Forfeited during the year	(2,335,487)	0.036	7.67

Outstanding as of June 30, 2021	5,755,788	0.036	7.67

Outstanding as of July 1, 2021	5,755,788	0.036	7.67
Vested during the year	(2,114,000)	0.036	7.67
Forfeited during the year	(1,101,368)	0.036	7.67

Outstanding as of June 30, 2022	2,540,420	0.036	7.67

Outstanding as of July 1, 2022	2,540,420	0.036	7.67
Vested during the year	(2,496,668)	0.036	7.67
Forfeited during the year	(43,752)	0.036	7.67

Outstanding as of June 30, 2023	—	—	—

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for these share awards granted to the Group’s employees were RMB155,171,000, RMB5,067,000 and RMB613,000 for the years ended June 30, 2021, 2022 and 2023, respectively.

(b) Share options

The board of directors approved the grants of share options to purchase ordinary shares of the Company to certain employees of the Group on January 16, 2020 and September 27, 2020.

Each of 20% of the above options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

The option activities during the years ended June 30, 2021, 2022 and 2023 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		US$ per share	US$ per share
Outstanding at July 1, 2020	11,014,000	0.036	3.08
Granted	4,703,500	0.036	4.89
Exercised	(747,664)	0.036	3.08
Forfeited	(2,569,000)	0.036	3.10
Outstanding at June 30, 2021	12,400,836	0.036	3.71
Exercisable at June 30, 2021	1,128,336	0.036	3.08
Non-vested at June 30, 2021	11,272,500	0.036	3.78

Outstanding at July 1, 2021	12,400,836	0.036	3.71
Exercised	(1,783,180)	0.036	3.64
Forfeited	(1,699,164)	0.036	4.01
Outstanding at June 30, 2022	8,918,492	0.036	3.67

Exercisable at June 30, 2022	1,888,574	0.036	3.39
Non-vested at June 30, 2022	7,029,918	0.036	3.74

Outstanding at July 1, 2022	8,918,492	0.036	3.67
Exercised	(1,376,096)	0.035	3.90
Forfeited	(1,841,000)	0.036	3.33

Outstanding at June 30, 2023	5,701,396	0.036	3.72
Exercisable at June 30, 2023	2,114,496	0.036	3.36
Non-vested at June 30, 2023	3,586,900	0.036	3.94

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB126,148,000, RMB77,768,000 and RMB33,306,000 for the years ended June 30, 2021, 2022 and 2023, respectively.

(c) Restricted share units

In October 2022, the board of directors approved the grant of restricted shares units (“RSUs”) to purchase 143,436 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into two tranches. The first tranche immediately vested on the grant date, and the remaining tranche will vest in one year from the grant date, on the condition that director remain in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 1,333,360 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of US$0.036 per share during the year ended June 30, 2023. These RSUs were divided into three to five tranches. Certain portions of these RSUs were immediately vested on the grant date, and the remaining tranches will vest based on individual vesting schedules ranging from two to four years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In addition, the board of directors approved the grant of RSUs to purchase 5,084,800 ordinary shares of the Company to an employee of the Group at purchase price of US$0.036 per share in March 2023. Each of 20% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, on the condition that the employee remains in service and has fulfilled the respective annual net profit targets for the department which the employee is in charge of in each of the calendar years of 2023, 2024, 2025, 2026 and 2027.

Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

			Weighted-average
		Weighted-average	grant date
	Number of	purchase price	fair value
	RSUs	US$per RSU	US$per RSU

Outstanding as of July 1, 2022	—	—	—
Granted	6,561,596	0.035	4.12
Vested	(288,336)	0.026	2.42
Forfeited	(107,800)	0.036	2.89
Outstanding as of June 30, 2023	6,165,460	0.036	4.22

  The fair value of RSUs was determined with reference to the market prices of the Company’s ordinary shares at the respective grant dates.

The fair value of RSUs granted during the year ended June 30, 2023 was US$27,004,000 (equivalent to RMB186,116,000) in aggregate. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB28,963,000 for the year ended June 30, 2023.

28 Acquisition of subsidiaries

(a)Business combination

On November 30, 2022, the Group acquired 90% of shares and voting rights in MINISO VIETNAM LIMITED LIABILITY COMPANY from a third party, at a cash consideration of VND3,097,377,000 (equivalent to RMB893,000).

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB’000
Property, plant and equipment	1,339
Right-of-use assets	10,467
Inventories	11,573
Trade and other receivables	12,852
Cash and cash equivalents	5,461
Trade and other payables	(25,387)
Lease liabilities	(15,313)

Total identifiable net assets acquired	992
Less: non-controlling interest	(99)
Total consideration transferred	893

The revenue and profit included in the consolidated statement of profit or loss from the acquisition date to June 30, 2023 contributed by MINISO VIETNAM LIMITED LIABILITY COMPANY was RMB44,036,000 and RMB274,000 respectively.

(b)Acquisition of assets and liabilities through acquisition of a subsidiary

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

On October 27, 2021, the Company acquired the 80% interest previously held by YGF MC Limited in YGF Investment, which became a wholly-owned subsidiary of the Group, at a cash consideration of RMB694,479,000.

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

29 Financial risk management and fair values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents, restricted cash and term deposits is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2022 and 2023, 53% and 40% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 20 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2022
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	186,151	(3,967)
Less than 90 days past due	8%	96,508	(7,458)
91 - 270 days past due	23%	10,554	(2,446)
271 - 450 days past due	38%	18,224	(6,991)
451 - 810 days past due	75%	416	(310)
More than 810 days past due	100%	10,193	(10,193)
		322,046	(31,365)
Additional loss allowance due to specific consideration on certain distributors		53,752	(53,752)
		375,798	(85,117)

	As at June 30, 2023
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000
Current (not past due)	2%	288,057	(6,547)
Less than 90 days past due	10%	22,419	(2,306)
91 - 270 days past due	28%	3,223	(890)
271 - 450 days past due	53%	2,267	(1,194)
451 - 810 days past due	58%	2,223	(1,289)
More than 810 days past due	100%	1,419	(1,419)
		319,608	(13,645)
Additional loss allowance due to specific consideration on certain distributors		75,119	(75,119)
		394,727	(88,764)

Loss allowances of RMB53,752,000 and RMB75,119,000 for trade receivables mainly from certain overseas distributors were made during the years ended June 30, 2022 and 2023 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2021	(59,827)
Credit loss recognized during the year	(28,924)
Exchange adjustment	3,634
Balance at June 30, 2022	(85,117)
Credit loss recognized during the year	(908)
Exchange adjustment	(2,739)
Balance at June 30, 2023	(88,764)

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

The following significant changes in the gross carrying amounts of trade receivables contributed to the increase in the loss allowance during the year ended June 30, 2023:

●	Decrease in receivables past due resulted in a decrease in loss allowance of RMB20,300,000.
●	Increase in loss allowance of RMB21,367,000 for trade receivables mainly due from certain overseas distributors and franchisees due to deterioration of their financial condition.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2022 and 2023.

(b) Liquidity risk

As at June 30, 2022 and 2023, the Group’s net current assets amounted to RMB4,283,891,000 and RMB6,018,410,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2022 and 2023, the Group had net cash generated from operating activities of approximately RMB1,406,262,000 and RMB1,666,030,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the year presented) and the earliest date the Group can be required to pay.

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,072,991	—	—	—	3,072,991	3,072,991
Loans and borrowings	645	845	6,204	—	7,694	6,948
Lease liabilities	263,332	188,172	215,398	39,421	706,323	651,065
	3,336,968	189,017	221,602	39,421	3,787,008	3,731,004

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,019,302	—	—	—	3,019,302	3,019,302
Loans and borrowings	216	918	6,716	—	7,850	7,215
Lease liabilities	334,778	259,948	260,188	110,215	965,129	885,734
	3,354,296	260,866	266,904	110,215	3,992,281	3,912,251

(c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting periods. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from restricted cash and cash at bank at variable rates, which exposes the Group to cash flow interest rate risk. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i) Interest rate profile

The following table details the interest rate profile of the Group’s interest-bearing financial instruments at the end of each reporting period presented:

		As at June 30,		As at June 30,
	Interest rates	2022	Interest rates	2023
	%	RMB‘000%		RMB‘000
Fixed rate instrument:
Loans and borrowings	0%~9.0%	(6,948)	3.0%	(7,215)
Cash at bank (Note 20)	1.3%~2.5%	565,402	3.08%~5.25%	1,040,921
Term deposits	0.3%~2.2%	236,878	0.9%~5.5%	681,715
		795,332		1,715,421
Variable rate instrument:
Restricted cash (Note 21)	0.3%~1.9%	32,376	0.3%~1.8%	27,073
Cash at bank (Note 20)	0%~3.5%	4,782,640	0%~3.5%	5,447,716
		4,815,016		5,474,789

(ii) Sensitivity analysis

At June 30, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the year and decreased/increased accumulated losses by approximately RMB37,397,000.

At June 30, 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the year and retained earnings by approximately RMB42,401,000.

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

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2022
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	54,944	5,021	—	—	—
Cash and cash equivalents	486,139	7,516	2,852	2,094	2
Term deposits	336	—	—	—	—
Trade and other payables	(63,576)	(8,909)	(9,364)	—	—
Loans and borrowings	(133)	—	—	—	—
Net exposure arising from recognized assets and liabilities	477,710	3,628	(6,512)	2,094	2

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2023
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	61,922	—	—	—	—
Cash and cash equivalents	455,032	6,677	5,100	2,429	3
Term deposits	344	—	—	—	—
Trade and other payables	(83,094)	(4,664)	(13,950)	—	—
Net exposure arising from recognized assets and liabilities	434,204	2,013	(8,850)	2,429	3

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax (and accumulated loss/retained earnings) that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2022			As at June 30, 2023
		Effect on			Effect on
	Increase/	profit for the		Increase/	profit for the
	(decrease) in	year and		(decrease) in	year and
	foreign	accumulated		foreign	retained
	exchange rates	losses		exchange rates	earnings
		RMB’000			RMB’000
United States Dollars	1%	4,744		1%	4,324
	(1)%	(4,744)		(1)%	(4,324)
Euros	1%	28		1%	19
	(1)%	(28)		(1)%	(19)
Hong Kong Dollars	1%	(65)		1%	(89)
	(1)%	65		(1)%	89
Renminbi	1%	16		1%	20
	(1)%	(16)		(1)%	(20)
Others	1%	—	*	1%	—	*
	(1)%	—	*	(1)%	—	*

Note:

*	The amount was less than RMB1,000.

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

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2022 categorized into
	2022	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	210,523	1,874	208,649	—

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2023 categorized into
	2023	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
—Other investments	279,199	—	279,199	—

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

Other investments in level 2 as at June 30, 2022 and 2023 mainly represented investments in trust investment schemes. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust company, that established and managed the investments (see Note 17), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

Other investments in level 2 as at June 30, 2023 also included the investment in an unlisted enterprise. Fair value of the investment was determined by the Group with reference to recent transaction prices.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2022 and 2023 because of the short-term maturities of these financial instruments.

30 Commitments

(a) Capital commitments outstanding as at June 30, 2022 and 2023 not provided for in the financial statements were as follows:

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Contracted purchase of software	1,000	—
Contracted for construction projects	830,573	472,038
Contracted for	831,573	472,038
Authorized but not contracted for construction projects	11,279	510,608
Total	842,852	982,646

31 Contingencies

(a)The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate for the shortfall.

In April 2022, MINISO Guangzhou provided a performance guarantee of RMB175,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. The above entities have met the commitment for the calendar year of 2022 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2023, the above performance guarantee has expired.

In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which was valid from April 1, 2023 to March 31, 2024. The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, the above entities are expected to meet the commitment for the calendar year of 2023 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2023.

(b)Lawsuit relating to illicit competition

During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. No provision was made in respect of this claim as of June 30, 2022 as the directors believed the probability of losing the case was low based on the assessment of the Group’s litigation counsel at that time.

As of June 30, 2023, a provision amounting to RMB30,000,000 was made based on the first instance judgment made by the court despite that the Group had filed an application of appeal to the court.

(c)Securities class action

A putative securities class action lawsuit relating to the disclosures in the Company’s IPO registration and prospectus was filed against the Company and certain of the Company’s officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. Lead plaintiffs were appointed in November 2022 and has filed the complaint to the court. As of June 30, 2023, the Company and other defendants has filed the motion to dismiss the complaint and a decision was pending. This action remained was at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

32 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

MINI Investment Holding Limited	Under common control of the controlling shareholder

Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design (Guangzhou) Limited	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

MINISO Technology (Guangzhou) Co., Ltd.	Under common control of the controlling shareholder

199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder

Mingyou (i)	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder

Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder

OasVision International Limited	Under common control of the controlling shareholder

Miniso (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder

Miniso Corporation	Under common control of the controlling shareholder

Miniso Lifestyle Nigeria Limited	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited (ii)	Significantly influenced by the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	Significantly influenced by the controlling shareholder

Guangzhou Mingchuang Business Development Co., Ltd.	Significantly influenced by the controlling shareholder

Notes:

(i)

Mingyou is a subsidiary of YGF Investment, which was an equity accounted investee of the Group prior to October 27, 2021. On October 27, 2021, the Group acquired the remaining 80% interest in YGF investment, YGF investment and Mingyou became wholly-owned subsidiaries of the Group since then (see Note 28(b)).

(ii)

The controlling shareholder sold its equity interests in Shenzhen Zhizhi Brand Incubation Limited to a third party on September 25, 2021. Shenzhen Zhizhi Brand Incubation Limited was no longer a related party of the Group since then.

(b)	Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	8,795	13,018	13,069
Equity-settled share-based payment expenses (Note 27)	39,727	—	718
	48,522	13,018	13,787

(ii) Other transactions with related parties

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Proceeds from repayment from related parties
—MINI Investment Holding Limited (i)	9,508	—	—
—Nome Design (Guangzhou) Limited (ii)	5,205	—	—

Repayment to the controlling shareholder
—Mr. Ye Guofu (iii)	11,946	—	—

Sales of products
—Miniso Lifestyle Nigeria Limited	5,312	—	18,046
—OasVision International Limited	9,914	16,979	—
—MINISO Technology (Guangzhou) Co., Ltd.	1,271	—	—
—Haydon (Shanghai) Technology Co., Ltd.	—	11	—
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	—	4,020
—Wow Colour Beauty Guangdong Technology Limited	—	—	85

Provision of information technology support and consulting services
—Haydon (Shanghai) Technology Co., Ltd. (iv)	3,050	5,688	916
—Wow Colour Beauty Guangdong Technology Limited (iv)	9,912	7,080	2,714
—ACC Super Accessories Shenzhen Technology Limited (iv)	—	2,651	207
—Henhaohe Tea Guangdong Limited (iv)	—	8,410	230

Purchase of products
—Shanghai Kerong Networks Limited	38,148	15,465	12,125
—Shenzhen Zhizhi Brand Incubation Limited	22,220	4,407	—
—Wow Colour Beauty Guangdong Technology Limited	19	1,029	1
—Nome Design (Guangzhou) Limited	581	112	—
—Haydon (Shanghai) Technology Co., Ltd.	894	53	—
—199 Global Holding (Guangzhou) Limited	135	190	—
—ACC Super Accessories Shenzhen Technology Limited	—	48	206
—ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	—	—	452
—Guangzhou Mingchuang Business Development Co., Ltd.	—	—	367

Provision of guarantee for a subsidiary of the then equity-accounted investee
—Mingyou (v)	160,000	160,000	—

Purchase of catering services
—Guangzhou Chuyunju Catering Service Co., Ltd.	8,334	8,816	—
—Guangzhou Chuyunju Catering Management Co., Ltd.	—	3,104	6,078

Rental and related expenses
—Guangzhou Mingchuang Business Development Co., Ltd. (vii)	—	—	2,359

Payment of lease liabilities
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.(vi)	—	4,147	26,583

Payment of rental deposits
—Miniso (Zhaoqing) Industrial Investment Co., Ltd. (vi)	—	—	10,647
—Guangzhou Mingchuang Business Development Co., Ltd. (vii)	—	—	1,710

Notes:

(i)	The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July 2020.
(ii)

The Group provided interest-free cash advances to Nome Design (Guangzhou) Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.

(iii)	The Group settled other payables to Mr. Ye Guofu amounting to RMB11,946,000 during the year ended June 30, 2021.

(iv)

The Group entered into information technology support and consulting services agreements with Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong limited during the years ended June 30, 2021, 2022 and 2023, under which the Group provided business management systems deployment and support services.

(v)

On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 to a local government for the commitment of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. The above entities have met the commitment for the calendar year of 2021 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee.

(vi)

In June 2022, the Group entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd. for storage of inventories. At the commencement date of the lease, the Group recognized a right-of-use asset and a lease liability of RMB35,438,000. During the year ended June 30, 2023, the Group entered into additional lease agreements with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of additional properties for storage of inventories with fixed lease payments ranging from two to three years. The Group recognized right-of-use assets and lease liabilities of RMB69,295,000 in total at the commencement dates of these new leases. The Group also paid rental deposits of RMB10,647,000 in connection with these leases during the year ended June 30, 2023.

(vii)

In March 2023, the Group entered into a five-year lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingchuang Business Development Co., Ltd.. In April 2023, the five-year lease agreement was cancelled and replaced with a short-term lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the year ended June 30, 2023 were RMB2,359,000. The Group also paid rental deposit of RMB1,710,000 in connection with the lease of this property during the year ended June 30, 2023.

(c)	Balances with related parties

	As at June 30,
	2022	2023
	RMB’000	RMB’000
Trade related:
Included in trade and other receivables from related parties:
—Haydon (Shanghai) Technology Co., Ltd.	2,150	46
—Wow Colour Beauty Guangdong Technology Limited	2,189	767
—ACC Super Accessories Shenzhen Technology Limited	527	293
—Henhaohe Tea Guangdong Limited	239	—
—Miniso Lifestyle Nigeria Limited	—	2,484
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	10,647
—Guangzhou Mingchuang Business Development Co., Ltd.	—	2,012
	5,105	16,249

Included in trade and other payables to related parties:
—Shanghai Kerong Networks Limited	1,241	1,102
—Wow Colour Beauty Guangdong Technology Limited	70	—
—Haydon (Shanghai) Technology Co., Ltd.	53	—
—Nome Design (Guangzhou) Limited	126	126
—ACC Super Accessories Shenzhen Technology Limited	145	9
—Guangzhou Chuyunju Catering Service Co., Ltd.	8,971	4,204
—Guangzhou Chuyunju Catering Management Co., Ltd.	3,104	880
—Guangzhou Mingchuang Business Development Co., Ltd.	—	50
	13,710	6,371
Included in prepayment to related parties:
—Miniso Corporation	69	—
Included in lease liabilities due to related parties:
—Miniso (Zhaoqing) Industrial Investment Co., Ltd.	31,426	78,914

33 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Other income	4,274	6,038	6,468
General and administrative expenses	(9,734)	(19,038)	(37,854)
Other net income/(loss)	52,056	6,607	(11,418)
Operating profit/(loss)	46,596	(6,393)	(42,804)
Finance income	1,030	2,930	25,608
Finance costs	(2)	—	—
Net finance income	1,028	2,930	25,608
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—
Share of profit of equity-accounted investee, net of tax	(4,011)	(8,162)	—
Loss before taxation	(1,581,674)	(11,625)	(17,196)
Income tax expense	—	—	—
Loss for the year	(1,581,674)	(11,625)	(17,196)

(ii) Condensed statement of profit or loss and other comprehensive income

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss for the year	(1,581,674)	(11,625)	(17,196)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	(191,443)	174,150	383,743
Other comprehensive (loss)/income for the year	(191,443)	174,150	383,743
Total comprehensive (loss)/income for the year	(1,773,117)	162,525	366,547

(iii) Condensed statement of financial position

	Note	As at June 30,
		2022	2023
		RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries
—Cost-accounted investments in subsidiaries		2,112,276	2,300,637
—Amounts due from subsidiaries		1,968,572	1,443,759
		4,080,848	3,744,396
Current assets
Other investments		1,874	—
Other receivables		65,907	7,703
Cash and cash equivalents		646,921	1,225,474
Term deposits		201,342	361,371
		916,044	1,594,548
Total assets		4,996,892	5,338,944
EQUITY
Share capital	26(a)	92	95
Additional paid-in capital	26(a)	7,982,824	7,257,080
Other reserves		(1,627,210)	(1,242,585)
Accumulated losses		(1,440,512)	(726,810)
Total equity		4,915,194	5,287,780
LIABILITIES
Non-current liabilities
Deferred income		14,488	8,821
		14,488	8,821
Current liabilities
Other payables		60,915	35,565
Deferred income		6,295	6,778
		67,210	42,343
Total liabilities		81,698	51,164
Total equity and liabilities		4,996,892	5,338,944

(iv) Condensed statement of cash flow

	For the year ended June 30,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net cash from/(used in) operating activities	28,366	(16,177)	(43,240)
Net cash (used in)/from investing activities	(3,432,692)	120,173	528,830
Net cash from/(used in) financing activities	4,181,655	(395,322)	43,396
Net increase/(decrease) in cash and cash equivalents	777,329	(291,326)	528,986
Cash and cash equivalents at beginning of the year	153,889	925,638	646,921
Effect of movements in exchange rates on cash held	(5,580)	12,609	49,567
Cash and cash equivalents at end of the year	925,638	646,921	1,225,474

34 Amendments and new standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2023 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for
accounting periods
beginning on or after
—IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023

—Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023

—Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023

—Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023

—Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2024

—Non-current liabilities with covenants (Amendments to IAS 1)	January 1, 2024

—Lease liability in a sale and leaseback (Amendments to IAS 16)	January 1, 2024

—Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024

—Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28)	Will be determined at a future date