Form 20-F
period 2023-12-31
MINISO Group Holding Ltd
filed 2024-04-16
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from July 1, 2023 to December 31, 2023
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

1,263,689,685 ordinary shares, par value US$0.00001 per share, as of December 31, 2023, including 1,450,108 ordinary shares underlying 362,527 ADSs  and 708,400 ordinary shares repurchased by the Company as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

In this transition report, except where the context otherwise requires, unless otherwise indicated and for purposes of this transition report only:

●	“ADRs” refers to the American depositary receipts which may evidence the ADSs;
●	“ADSs” refers to our American depositary shares, each representing four ordinary shares, par value US$0.00001 per share;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“core SKU” refers to SKU that generates over RMB50,000 in sales during a consecutive six-month period;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“MINISO,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
●	“MINISO Retail Partner” refers to a franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;
●	“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SKU” refers to stock keeping unit;
●	“TOP TOY” refers to pop toy products of our own brands or brands codeveloped with IP licensors that are sold under the TOP TOY label, and “pop toys” refer to toys infused with pop culture content featuring distinct designs and aesthetic sensibility, or licensed content featuring movie, animation, cartoon or game characters;
●	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The mainland China government promulgates legislations on its foreign currency reserves in part through regulation of the conversion of RMB into foreign exchange. This transition report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023.

EXPLANATORY NOTE

On January 17, 2024, the board of directors of MINISO Group Holding Limited approved a change of fiscal year end from June 30 to December 31. The primary purpose of changing our fiscal year end is to improve the consistency between financial reporting and our business operation as we formulate annual budgeting and assessment targets on a calendar year basis, and to align our financial reporting with that of our domestic peers to improve comparability on both a quarterly and an annual basis. As a result of the change of fiscal year end, we are required to file this transition report on Form 20-F for the six-month transition period from July 1, 2023 to December 31, 2023. After filing this transition report, our next full fiscal year will be the fiscal year ending December 31, 2024. Unless otherwise noted, all references to “fiscal year” in this transition report refer to the fiscal year which, prior to the transition period, ended on June 30. Our audited consolidated financial statements for the transition period from July 1, 2023 to December 31, 2023 are included in this transition report. We note that this transition report is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

FORWARD-LOOKING INFORMATION

This transition report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of and competition in the retail market of lifestyle products in China and globally;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and our other business partners;
●	government policies and regulations relating to our business and our industry; and
●	general economic and business conditions globally and in China.

You should read this transition report and the documents that we refer to in this transition report and have filed as exhibits to this transition report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this transition report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this transition report relate only to events or information as of the date on which the statements are made in this transition report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 5.Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this transition report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on October 19, 2023, or our 2023 Annual Report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we introduced the “TOP TOY” brand with the goal of entering into the pop toy market and eventually building our platform of pop toys. In the six months ended December 31, 2023, we launched an average of approximately 930 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of approximately 9,500 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offerings span 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 8,400 SKUs as of December 31, 2023 across major categories that include blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain and deep operational know-how backed by digitalization, is critical to the success and forms the backbone of our business.

During the fiscal years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023, we had two reportable segments: (i) MINISO brand, including mainly the design, purchasing and sale of lifestyle products; and (ii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys.

Our revenue was RMB9,071.7 million, RMB10,085.6 million and RMB11,473.2 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB5,266.9 million and RMB7,632.5 million (US$1,075.0 million) in the six months ended December 31, 2022 and 2023, respectively. Our gross profit was RMB2,430.7 million, RMB3,069.8 million and RMB4,443.1 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB1,985.7 million and RMB3,241.0 million (US$456.5 million) in the six months ended December 31, 2022 and 2023, respectively. We recorded a loss of RMB1.429.4 million in the fiscal year ended June 30, 2021, and recorded a profit of RMB639.7 million and RMB1,781.8 million in the fiscal years ended June 30, 2022 and 2023, and RMB763.9 million and RMB1,256.1 million (US$176.9 million) in the six months ended December 31, 2022 and 2023, respectively.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the overall consumption and market for lifestyle and pop toy products, including overall economic trends and their impact on consumer behavior, production and procurement costs and the competitive environment. Unfavorable changes in any of these general conditions could materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Store network expansion in China

Our ability to expand our store network in China is a key driver of our revenue growth. Our revenue generated from China was RMB7,291.2 million, RMB7,442.2 million and RMB7,650.8 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB3,360.2 million and RMB4,843.1 million (US$682.1 million) in the six months ended December 31, 2022 and 2023, respectively. As of December 31, 2023, apart from 26 directly operated MINISO stores and 14 directly operated TOP TOY stores, substantially all of our MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. Our store network expansion in China is primarily sustained by our continued success in encouraging our retail partners to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in China increased from 2,939 as of June 30, 2021 to 3,226 as of June 30, 2022, to over 3,600 as of June 30, 2023 and further to over 3,900 as of December 31, 2023. Additionally, the fast growth of our new brand TOP TOY since December 2020 has also contributed to the expansion of our store network in China. As of December 31, 2023, we had opened 148 TOP TOY stores in China.

Globalization strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB1,780.4 million, RMB2,643.5 million and RMB3,822.4 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB1,906.7 million and RMB2,789.3 million (US$392.9 million) in the six months ended December 31, 2022 and 2023, accounting for 19.6%, 26.2%, 33.3%, 36.2% and 36.5%, of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize the MINISO Retail Partner model for international store network expansion in an asset-light manner and the direct operation model. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries. The number of MINISO stores outside of China increased from 1,810 as of June 30, 2021 to 1,973 as of June 30, 2022, to approximately 2,200 as of June 30, 2023 and further to approximately 2,500 as of December 31, 2023.

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (a) revenue of MINISO brand by (b) the average number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global value retailer offering a variety of trendy lifestyle products featuring IP design, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to take a disciplined approach in store network expansion while we increase penetration into more lower-tier cities in China and expand internationally using a distributor, self-operating or retail partner model, and to develop efficient supply chains and deepen customer engagement in these new regions, will affect our revenue per MINISO store and our results of operations. Our revenue per MINISO store was RMB1.9 million, RMB1.9 million and RMB2.0 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB0.9 million and RMB1.2 million (US$0.2 million) in the six months ended December 31, 2022 and 2023, respectively.

Product value propositions

We primarily generate revenues from sales of high-quality and affordable lifestyle and pop toy products that are responsive to the evolving tastes and needs of consumers. Our product managers identify market trends and collaborate closely with our designers and suppliers to develop and roll out products that balance appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock new product design possibilities and elevate our brand awareness. Further, we identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. As a result of our distinctive approach to product design and development, our flagship brand “MINISO” maintained a portfolio of approximately 9,500 core SKUs spanning 11 major categories, with an average of around 930 SKUs launched per month in the six months ended December 31, 2023. Under the fast-growing TOP TOY brand, we offered around 8,400 SKUs as of December 31, 2023 across major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

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

	For the fiscal year ended June 30,						For the six months ended December 31,
	2021		2022		2023		2022		2023
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

							(Unaudited)
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,036,676	88.5	8,997,662	89.2	10,357,235	90.3	4,754,711	90.3	6,921,694	974,900	90.7
– Retail sales in self-operated stores	323,775	3.6	555,226	5.5	990,048	8.6	419,628	8.0	1,004,114	141,427	13.2
– Product sales to franchisees(1)	5,506,365	60.6	5,499,267	54.5	5,960,518	52.0	2,537,738	48.2	3,857,191	543,274	50.5
– Sales to offline distributors	1,509,840	16.6	2,072,061	20.5	2,612,742	22.8	1,381,140	26.2	1,660,860	233,927	21.7
– Online sales(2)	663,197	7.3	651,039	6.5	706,397	6.2	374,502	7.1	355,380	50,054	4.7
– Other sales channels(3)	33,499	0.4	220,069	2.2	87,530	0.8	41,703	0.8	44,149	6,218	0.6
License fees, sales-based royalties, and sales-based management and consultation service fees	658,378	7.3	685,394	6.8	687,575	6.0	303,835	5.7	426,369	60,053	5.6
– License fees	72,392	0.8	109,166	1.1	84,711	0.7	48,288	0.9	37,074	5,222	0.5
– Sales-based royalties	97,848	1.1	97,453	1.0	102,089	0.9	43,245	0.8	66,113	9,312	0.9
– Sales-based management and consultation service fees	488,138	5.4	478,775	4.7	500,775	4.4	212,302	4.0	323,182	45,519	4.2
Others(4)	376,605	4.2	402,593	4.0	428,398	3.7	208,332	4.0	284,404	40,057	3.7
Total	9,071,659	100.0	10,085,649	100.0	11,473,208	100.0	5,266,878	100.0	7,632,467	1,075,010	100.0
(1)	Represents sales to/revenue from MINISO Retail Partners.
(2)	Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels.
(3)	“Other sales channels” mainly represents group-buying channels.
(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,						For the six months ended December 31,
	2021		2022		2023		2022		2023
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

							(Unaudited)
	(in thousands, except for percentages)
Revenue:
China	7,291,219	80.4	7,442,156	73.8	7,650,821	66.7	3,360,167	63.8	4,843,127	682,140	63.4
Other Asian countries excluding China	961,622	10.6	1,174,323	11.6	1,821,080	15.9	958,847	18.2	1,157,261	162,997	15.2
Americas	584,630	6.4	1,189,119	11.8	1,738,058	15.1	812,074	15.4	1,403,936	197,740	18.4
Europe	117,214	1.3	174,691	1.7	151,496	1.3	76,464	1.5	154,737	21,794	2.0
Others	116,974	1.3	105,360	1.1	111,753	1.0	59,326	1.1	73,406	10,339	1.0
Total	9,071,659	100.0	10,085,649	100.0	11,473,208	100.0	5,266,878	100.0	7,632,467	1,075,010	100.0

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 99.1%, 97.9% and 97.6% of our total cost of sales for the fiscal year ended June 30, 2021, 2022 and 2023, and 97.4% and 97.8% for the six months ended December 31, 2022 and 2023, respectively. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB6,641.0 million, RMB7,015.9 million and RMB7,030.2 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB3,281.2 million and RMB4,391.4 million (US$618.5 million) in the six months ended December 31, 2022 and 2023, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Gross profit	2,430,686	3,069,761	4,443,052	1,985,660	3,241,039	456,490
Gross margin (%)	26.8	30.4	38.7	37.7	42.5	42.5

Other income

Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China. In the year ended June 30, 2022, other income also included subsidies obtained by our subsidiaries in the United States under the Paycheck Protection Program Rule. There is no assurance that we will continue to receive any government grants in the future.

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,206.8 million, RMB1,442.3 million and RMB1,716.1 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB798.1 million and RMB1,363.1 million (US$192.0 million) in the six months ended December 31, 2022 and 2023, respectively.

General and administrative expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB810.8 million, RMB816.2 million and RMB633.6 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB313.9 million and RMB357.7 million (US$50.4 million) in the six months ended December 31, 2022 and 2023, respectively.

Other net income/(loss)

Other net income/(loss) mainly consists of (i) net foreign exchange gain/(loss), (ii) investment income from other investments, and (iii) net change in fair value of other investments.

Taxation

We had significant income tax expense relative to our profit before taxation for the fiscal years ended June 30, 2021, 2022 and 2023, and the six months ended December 31, 2022 and 2023, primarily because of the occurrence of two large non-tax deductible expense items in these periods, namely fair value changes of redeemable shares with other preferential rights and equity-settled share-based payment expenses, and the effect of unrecognized tax benefits related to certain unused tax losses. Our fair value changes of redeemable shares with other preferential rights totaled RMB1,625.3 million in the fiscal year ended June 30, 2021. Our equity-settled share-based payment expenses totaled RMB281.3 million, RMB82.8 million and RMB62.9 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB26.6 million and RMB46.4 million (US$6.5 million) in the six months ended December 31, 2022 and 2023, respectively. The effect of unused tax losses not recognized was RMB73.0 million, RMB44.9 million, RMB23.0 million and RMB7.1 million in the fiscal years ended June 30, 2021, 2022, 2023 and in the six months ended December 31, 2022, respectively, and the effect of unused tax losses being utilized was RMB8.0 million (US$1.1 million) in the six months ended December 31, 2023.

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

Mainland China

Under the Enterprise Income Tax Law, our subsidiaries established in mainland China are subject to a unified statutory enterprise income tax rate of 25%. A subsidiary of ours established in Hengqin New Area of Zhuhai, a pilot free trade zone in China, met the criteria for a preferential income tax rate of 15% prior to December 31, 2022. Furthermore, enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation are entitled to enjoy a preferential income tax rate of 15%. A subsidiary of ours established in Guangzhou obtained the High and New Technology Enterprise qualification and is thus entitled to a preferential income tax rate of 15% for the three years ending December 31, 2024. This subsidiary can reapply for such qualification as a High and New Technology Enterprise after the current certificate expires.

United States

Under the United States Internal Revenue Code, our subsidiaries established in United States are subject to a federal corporate income tax rate of 21% and variable state income and franchise tax, depending on which state the subsidiaries have nexus with. Most of our subsidiaries in the United States are operating in the state of California and Texas, and thus they will be subject to state income tax rate of 8.84% and 0.75%, respectively. Our other subsidiaries in the United States are mainly subject to state corporate income tax rates ranging from 4.9% to 11.5% depending on the location of the operation.

Indonesia

The statutory tax rate is 22% from the tax year ended December 31, 2021 and onwards.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this transition report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Revenue	9,071,659	10,085,649	11,473,208	5,266,878	7,632,467	1,075,010
Cost of sales	(6,640,973)	(7,015,888)	(7,030,156)	(3,281,218)	(4,391,428)	(618,520)
Gross profit	2,430,686	3,069,761	4,443,052	1,985,660	3,241,039	456,490
Other income	52,140	25,931	17,935	14,311	18,993	2,675
Selling and distribution expenses(1)	(1,206,782)	(1,442,339)	(1,716,093)	(798,127)	(1,363,114)	(191,991)
General and administrative expenses(1)	(810,829)	(816,225)	(633,613)	(313,908)	(357,689)	(50,379)
Other net (loss)/income	(40,407)	87,308	114,106	72,850	21,105	2,973
(Credit loss)/reversal of credit loss on trade and other receivables	(20,832)	(28,924)	1,072	(3,716)	(2,080)	(293)
Impairment loss on non-current assets	(2,941)	(13,485)	(3,448)	—	(4,547)	(640)
Operating profit	401,035	882,027	2,223,011	957,070	1,553,707	218,835
Finance income	40,433	66,344	145,225	64,684	123,969	17,461
Finance costs	(28,362)	(33,396)	(34,622)	(16,345)	(25,202)	(3,550)
Net finance income	12,071	32,948	110,603	48,339	98,767	13,911
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—	—	—	—
Share of (loss)/profit of equity-accounted investees, net of tax	(4,011)	(8,162)	—	—	268	38
(Loss)/profit before taxation	(1,216,192)	906,813	2,333,614	1,005,409	1,652,742	232,784
Income tax expense	(213,255)	(267,070)	(551,785)	(241,498)	(396,665)	(55,869)
(Loss)/profit for the year/period	(1,429,447)	639,743	1,781,829	763,911	1,256,077	176,915

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	131,215	52,000	44,824	16,622	41,506	5,846
General and administrative expenses	150,104	30,835	18,058	9,958	4,926	694
Total	281,319	82,835	62,882	26,580	46,432	6,540

Six months ended December 31, 2022 compared to six months ended December 31, 2023

Revenue

Our revenue increased by 44.9% from RMB5,266.9 million in the six months ended December 31, 2022 to RMB7,632.5 million (US$1,075.0 million) in the six months ended December 31, 2023, attributable to (i) an increase of 46.3% in revenue from overseas markets, and (ii) an increase of 44.1% in revenue from China.

Revenue generated from our operations in China was RMB4,843.1 million (US$682.1 million) in the six months ended December 31, 2023, increasing by 44.1% from RMB3,360.2 million in the six months ended December 31, 2022. The increase in revenue from the China market was primarily due to (i) an increase of 44.6% in revenue from MINISO brand in China, and (ii) an increase of 65.8% in revenue from TOP TOY in China.

Revenue generated from overseas markets was RMB2,789.3 million (US$392.9 million) in the six months ended December 31, 2023, increasing by 46.3% from RMB1,906.7 million in the six months ended December 31, 2022.

The total number of MINISO stores, including those in China and overseas markets, increased from 5,440 as of December 31, 2022 to 6,413 as of December 31, 2023. Our revenue per MINISO store increased by 26.6% from RMB0.9 million in the six months ended December 31, 2022 to RMB1.2 million (US$0.2 million) in the six months ended December 31, 2023.

Cost of sales

Our cost of sales increased by 33.8% from RMB3,281.2 million for the six months ended December 31, 2022 to RMB4,391.4 million (US$618.5 million) for the six months ended December 31, 2023.

Gross profit and gross margin

Gross profit increased by 63.2% from RMB1,985.7 million in the six months ended December 31, 2022 to RMB3,241.0 million (US$456.5 million) in the six months ended December 31, 2023, and gross margin increased from 37.7% to 42.5% for the same periods. The increase in gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures we adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY  due to a shift in product mix towards more profitable products.

Other income

Our other income increased by 32.7% from RMB14.3 million in the six months ended December 31, 2022 to RMB19.0 million (US$2.7 million) in the six months ended December 31, 2023, primarily due to an increase in income from depositary bank.

Selling and distribution expenses

Our selling and distribution expenses increased by 70.8% from RMB798.1 million in the six months ended December 31, 2022 to RMB1,363.1 million (US$192.0 million) in the six months ended December 31, 2023. The increase was primarily attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of our business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with our brand upgrade and the opening of new stores in overseas markets.

General and administrative expenses

Our general and administrative expenses increased by 13.9% from RMB313.9 million in the six months ended December 31, 2022 to RMB357.7 million (US$50.4 million) in the six months ended December 31, 2023. This increase was primarily due to increased personnel-related expenses in relation to the growth of our business.

Other net income

Our other net income was RMB21.1 million (US$3.0 million) in the six months ended December 31, 2023, compared to other net income of RMB72.9 million in the six months ended December 31, 2022. The decrease was mainly due to net foreign exchange loss, partially offset by net change in fair value of other investments.

Impairment loss on non-current assets

For the six months ended December 31, 2022, we did not record any impairment loss on non-current assets. For the six months ended December 31, 2023, we recorded impairment loss on non-current assets of RMB4.5 million (US$0.6 million), which was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million (US$218.8 million) in the six months ended December 31, 2023, representing an increase of 62.3% from RMB957.1 million in the six months ended December 31, 2022.

Net finance income

Our net finance income increased by 104.3% from RMB48.3 million in the six months ended December 31, 2022 to RMB98.8 million (US$13.9 million) in the six months ended December 31, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Income tax expense

We recorded income tax expense of RMB396.7 million (US$55.9 million) in the six months ended December 31, 2023, compared to RMB241.5 million in the six months ended December 31, 2022.

Profit for the period

As a result of the foregoing, our profit for the period increased by 64.4% from RMB763.9 million in the six months ended December 31, 2022 to RMB1,256.1 million (US$176.9 million) in the six months ended December 31, 2023.

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2023

Revenue

Our revenue increased by 13.8% from RMB10,085.6 million in the fiscal year ended June 30, 2022 to RMB11,473.2 million in the fiscal year ended June 30, 2023, attributable to (i) an increase of 44.6% in revenue from overseas markets, and (ii) an increase of 2.8% in revenue from China.

Revenue generated from our operations in China was RMB7,650.8 million in the fiscal year ended June 30, 2023, increasing by 2.8% from RMB7,442.2 million in the fiscal year ended June 30, 2022. The increase in revenue from the China market was primarily due to (i) an increase of 5.6% and 2.8% in revenue from MINISO offline stores and e-commerce in China, and (ii) an increase of 19.3% in revenue from TOP TOY in China.

As our operations in the international markets gradually recovered from the pandemic, we realized a 44.6% growth in revenue from international markets from RMB2,643.5 million in the fiscal year ended June 30, 2022 to RMB3,822.4 million in the fiscal year ended June 30, 2023.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 5,199 as of June 30, 2022 to 5,791 as of June 30, 2023. Our revenue per MINISO store, however, increased by 3.8% from RMB1.9 million in the fiscal year ended June 30, 2022 to RMB2.0 million in the fiscal year ended June 30, 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.” in our 2023 Annual Report.

Cost of sales

Our cost of sales was RMB7,030.2 million, which was stable compared to cost of sales of RMB7,015.9 million in fiscal year ended June 30, 2022.

Gross profit and gross margin

Gross profit increased by 44.7% from RMB3,069.8 million in the fiscal year ended June 30, 2022 to RMB4,443.1 million in the fiscal year ended June 30, 2023, and gross margin increased from 30.4% to 38.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) a higher revenue contribution from overseas markets, which was 33.3% in the fiscal year ended June 30, 2023, compared to 26.2% in the fiscal year ended June 30, 2022, (ii) higher gross margin in China contributed by newly launched products in relation to our strategic brand upgrade of MINISO, and the cost-saving measures we adopted to reduce costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift of product mix towards more profitable products.

Other income

Our other income decreased by 30.8% from RMB25.9 million in the fiscal year ended June 30, 2022 to RMB17.9 million in the fiscal year ended June 30, 2023, primarily due to a decrease in government grant.

Selling and distribution expenses

Our selling and distribution expenses increased by 19.0% from RMB1,442.3 million in the fiscal year ended June 30, 2022 to RMB1,716.1 million in the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB1,390.3 million to RMB1,671.3 million during the same period. The increase was primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our growing IP library and enriched offerings of IP products, and (iii) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China.

General and administrative expenses

Our general and administrative expenses decreased by 22.4% from RMB816.2 million in the fiscal year ended June 30, 2022 to RMB633.6 million in the fiscal year ended June 30, 2023. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 21.6% from RMB785.4 million to RMB615.6 million during the same period, which was primarily due to (i) decreased personnel-related expenses in relation to our cost control measures among our corporate crew, and (ii) decreased depreciation and amortization expenses due to capitalization of the depreciation of land use right in construction cost of our headquarters building.

Other net income

Our other net income was RMB114.1 million in the fiscal year ended June 30, 2023, compared to other net income was RMB87.3 million in the fiscal year ended June 30, 2022. The increase was mainly attributable to a net foreign exchange gain of RMB109.1 million in the fiscal year ended June 30, 2023, compared to RMB14.0 million in the fiscal year ended June 30, 2022, partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB13.5 million and RMB3.4 million in the fiscal years ended June 30, 2022 and 2023, respectively. The impairment loss on non-current assets was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB2,223.0 million in the fiscal year ended June 30, 2023, representing an increase of 152.0% from RMB882.0 million in the fiscal year ended June 30, 2022.

Net finance income

Our net finance income increased by 235.7% from RMB32.9 million in the fiscal year ended June 30, 2022 to RMB110.6 million in the fiscal year ended June 30, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Share of loss of equity-accounted investee, net of tax

For the fiscal year ended June 30 2023, we did not record any share of loss of an equity-accounted investee, net of tax. For the fiscal year ended June 30, 2022, our share of loss of an equity-accounted investee, net of tax was RMB8.2 million, which was mainly due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income tax expense

We recorded income tax expense of RMB551.8 million in the fiscal year ended June 30, 2023, compared to RMB267.1 million in the fiscal year ended June 30, 2022.

Profit for the year

As a result of the foregoing, our profit for the year increased by 178.5% from RMB639.7 million in the fiscal year ended June 30, 2022 to RMB1,781.8 million in the fiscal year ended June 30, 2023.

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

During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,749 as of June 30, 2021 to 5,199 as of June 30, 2022. Our revenue per MINISO store remained relatively stable at RMB1.9 million in the fiscal years ended June 30, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.” in our 2023 Annual Report. The number of TOP TOY stores increase from 33 as of June 30, 2021 to 97 as of June 30, 2022.

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

Fair value changes of redeemable shares with other preferential rights

Our fair value changes of redeemable shares with other preferential rights were a loss of RMB1,625.3 million in the fiscal years ended June 30, 2021 and nil in the fiscal year ended June 30, 2022. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the Unites States and termination of preferential rights attached to those preferred shares.

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

Segments

During the fiscal years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023, we had two reportable segments: (i) MINISO brand, including mainly the design, purchasing and sale of lifestyle products; and (ii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys. Other operating segments have been aggregated and presented as “other segment.” Business included as other segment did not meet the quantitative thresholds for reportable segments for the same periods.

Information related to the revenue and profit before taxation of each reportable segment for the fiscal year ended June 30, 2021, 2022 and 2023, and for the six months ended December 31, 2022 and 2023 is set out below.

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
i. Revenue
Segment revenue for MINISO Brand	8,737,925	9,469,613	10,861,293	4,993,157	7,253,808	1,021,678
-External revenue for MINISO Brand	8,735,947	9,468,718	10,861,222	4,993,086	7,251,610	1,021,368
-Inter-segment revenue for MINISO Brand	1,978	895	71	71	2,198	310
Segment revenue for TOP TOY Brand	104,073	447,431	541,313	225,864	373,014	52,538
-External revenue for TOP TOY Brand	98,241	446,930	533,367	222,500	368,842	51,950
-Inter-segment revenue for TOP TOY Brand	5,832	501	7,946	3,364	4,172	588
Segment revenue for other segment	353,172	385,184	445,651	196,114	105,936	14,920
-External revenue for other segment	237,471	170,001	78,619	51,292	12,015	1,692
-Inter-segment revenue for other segment	115,701	215,183	367,032	144,822	93,921	13,228
Elimination of all inter-segment revenue	(123,511)	(216,579)	(375,049)	(148,257)	(100,291)	(14,126)
Consolidated revenue	9,071,659	10,085,649	11,473,208	5,266,878	7,632,467	1,075,010

ii. Profit before taxation
Segment profit before taxation for MINISO Brand	378,926	941,037	2,354,357	1,040,381	1,644,839	231,671
Segment (loss)/profit before taxation for TOP TOY Brand	(24,376)	(81,536)	(20,412)	(36,344)	6,479	912
Segment profit before taxation for other segment	58,556	97,455	17,814	12,730	2,924	412
Total profit before taxation for all segments	413,106	956,956	2,351,759	1,016,767	1,654,242	232,995
Unallocated amounts:
- Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—	—	—	—
- Share of loss of equity-accounted investees, net of tax	(4,011)	(8,162)	—	—	—	—
- Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	—	(41,981)	(18,145)	(11,358)	(1,500)	(211)
Consolidated (loss)/profit before taxation	(1,216,192)	906,813	2,333,614	1,005,409	1,652,742	232,784

Non-IFRS Financial Measure

In evaluating the business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. We define adjusted net profit as profit/(loss) from continuing operations excluding (i) fair value changes of redeemable shares with other preferential rights, and (ii) equity-settled share-based payment expenses.

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

We recorded adjusted net profit of RMB477.2 million, RMB722.6 million and RMB1,844.7 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB790.5 million and RMB1,302.5 million (US$183.5 million) in the six months ended December 31, 2022 and 2023, respectively. The following table reconciles our adjusted net profit for these periods to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is (loss)/profit for the period.

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
(Loss)/profit for the period	(1,429,447)	639,743	1,781,829	763,911	1,256,077	176,915
Add back:
Fair value changes of redeemable shares with other preferential rights	1,625,287	—	—	—	—	—
Equity-settled share-based payment expenses	281,319	82,835	62,882	26,580	46,432	6,540
Adjusted net profit	477,159	722,578	1,844,711	790,491	1,302,509	183,455

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this transition report. When reviewing our financial statements, you should consider (i) our selection of material accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with certain retail partners, primarily in China, Indonesia and Vietnam, which mainly include a license agreement and a sales agreement, or collectively, the Franchise Agreements, whereby the retail partners are licensed to operate the retail partner stores and are authorized to sell, in their own retail stores, the products that they have purchased from us. Revenue from sales to these retail partners is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the retail partners sell the products to their customers in their own retail stores.

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

The retail partners have the right to price their merchandise within a specified range of the recommended retail price we set. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in promotional campaigns we launch. The retail partners can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns, and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

Write-down of inventories

We determine the write-down for obsolescence, anticipated markdown and low demand of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, we consider factors such as inventory aging, forecast product demands, historical pricing trends and anticipated future pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

Impairments of property, plant and equipment and right-of-use assets related to self - operated stores

In considering the impairment losses that may be required for certain property, plant and equipment, and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as forecasted sales. We use all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as forecasted sales. It is difficult to precisely estimate fair value less costs of disposal because market rentals used to estimate the self-operated stores’ fair value less costs of disposal may not be readily available. We evaluate market rentals with the assistance of valuation professionals.

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this transition report.

B.	Liquidity and Capital Resources

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB6,771.7 million, RMB5,348,5 million and RMB6,489.2 million as of June 30, 2021, 2022 and 2023, and RMB5,186.6 million and RMB6,415.4 million (US$903.6 million) December 31, 2022 and 2023, respectively. As of December 31, 2023, 77.5% of our cash and cash equivalents were denominated in Renminbi, 17.3% were in U.S. dollars, 0.4% were in Hong Kong dollars and 4.8% were in other currencies. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of December 31, 2023, we did not have any unused banking facilities.

As of December 31, 2023, we had an outstanding borrowing of RMB7.3 million (US$1.0 million), which represented a loan obtained from a minority shareholder of a subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB7,259,000 on December 31, 2023), an interest rate of 3% per annum and a maturity date of July 31, 2027.

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2023.

In utilizing the proceeds from public offerings, we may make additional capital contributions to our mainland China subsidiaries, establish new subsidiaries in mainland China and make capital contributions to these new subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in our 2023 Annual Report.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended June 30,			For the six months ended December 31,
	2021	2022	2023	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Net cash generated from operating activities	916,320	1,406,262	1,666,030	433,256	1,097,541	154,585
Net cash (used in)/generated from investing activities	(518,797)	(2,125,918)	(293,406)	(485,719)	177,073	24,940
Net cash generated from/(used in) financing activities	3,536,184	(733,559)	(325,956)	(149,789)	(1,320,899)	(186,044)
Net increase/(decrease) in cash and cash equivalents	3,933,707	(1,453,215)	1,046,668	(202,252)	(46,285)	(6,519)
Cash and cash equivalents at beginning of year/period as presented in the consolidated statement of cash flows	2,853,980	6,771,653	5,348,492	5,348,492	6,489,213	913,987
Effect of movements in exchange rates on cash held	(16,034)	30,054	94,053	40,361	(27,487)	(3,872)
Cash and cash equivalents at the end of the fiscal year/period	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	903,596

Operating activities

Net cash generated from operating activities for the six months ended December 31, 2023 was RMB1,097.5 million (US$154.6 million), as compared to a profit for the period of RMB1,256.1 million (US$176.9 million). The difference was due to the adjustment of certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB285.2 million (US$40.2 million), and (ii) income tax of RMB396.7 million (US$55.9 million), which were partially offset by an interest income of RMB124.0 million (US$17.5 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) an increase in inventory of RMB471.7 million (US$66.4 million), and (ii) an increase in trade and other receivables of RMB316.5 million (US$44.6 million). The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in trade receivable.

Net cash generated from operating activities for the fiscal year ended June 30, 2023 was RMB1,666.0 million. This amount was primarily attributable to a profit of RMB1,781,8 million for the year, as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB391.2 million, and (ii) income tax of RMB551.8 million, which were partially offset by an interest income of RMB145.2 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) an increase in inventory of RMB250.9 million, and (ii) an increase in trade and other receivables of RMB185.8 million. The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in VAT recoverable.

Net cash generated from operating activities for the fiscal year ended June 30, 2022 was RMB1,406.3 million. This amount was primarily attributable to a profit of RMB639.7 million for the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB389.9 million, and (ii) income tax of RMB267.1 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a decrease in inventories of RMB308.0 million and (ii) an increase in trade and other payables of RMB180.1 million, partially offset by an increase in trade and other receivables of RMB190.1 million. The decrease in inventories was mainly due to enhanced inventory management so as to reduce inventory level of offline stores. The increase in trade and other payables was mainly due to increases in accrued expenses on licensing expenses and listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Stock Exchange of Hong Kong Limited. The increase in trade and other receivables was mainly due to increases in prepayments for listing expenses in relation to the public offering and listing of our ordinary shares for trading on the Stock Exchange of Hong Kong Limited and VAT recoverable.

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

Investing activities

Net cash generated from investing activities for the six months ended December 31, 2023 was RMB177.1 million (US$24.9 million), consisting primarily of proceeds from disposal of other investments of RMB2,504.0 million (US$352.7 million), release of term deposits of RMB581.4 million (US$81.9 million) and interest income of RMB122.2 million (US$17.2 million), partially offset by payment for purchases of other investments of RMB2,554.0 million (US$359.7 million), payment for purchases of property, plant, equipment and intangible assets of RMB264.8 million (US$37.3 million) and placement of term deposits of RMB210.4 million (US$29.6 million).

Net cash used in investing activities for the fiscal year ended June 30, 2023 was RMB293.4 million, consisting primarily of payment for purchases of other investments of RMB7,880.8 million, placement of term deposits of RMB761.4 million and payment for purchases of property, plant, equipment and intangible assets of RMB174.1 million, partially offset by proceeds from disposal of other investment of RMB7,808.4 million, refund of prepayments of RMB200.0 million and release of term deposits of RMB316.5 million.

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

Financing activities

Net cash used in financing activities for the six months ended December 31, 2023 was RMB1,320.9 million (US$186.0 million), primarily due to dividends payment of RMB923.7 million (US$130.1 million), payment of capital element and interest element of lease liabilities of RMB236.5 million (US$33.3 million), prepayments for repurchase of shares of RMB87.3 million (US$12.3 million) and payments for repurchase of shares of RMB73.6 million (US$10.4 million).

Net cash used in financing activities for the fiscal year ended June 30, 2023 was RMB326.0 million, primarily due to proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs of RMB469.7 million, payment of capital element and interest element of lease liabilities of RMB346.0 million and dividends payment of RMB370.8 million.

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

Holding company structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under mainland China law, each of our subsidiaries in mainland China may pay dividend from the after-tax profit after (i) it sets aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital, and (ii) any losses of such mainland China subsidiary from prior fiscal years have been offset. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company—B. Business Overview—Regulations—China—Regulation related to dividend distribution” in our 2023 Annual Report.

Contingent Liabilities and Treasury Policy

Contingent liabilities

Commitment of tax payments

In connection with the acquisition of the land use right for the construction of our new headquarters building, MINISO (Guangzhou) Co., Ltd., or MINISO Guangzhou, entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to a local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will be liable to compensate for the shortfall.

We had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190.0 million issued by a commercial bank to the local government in respect of the commitment of tax payments for the calendar year of 2023, which was valid from April 1, 2023 to March 31, 2024. Based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, we have met the commitment for the calendar year of 2023 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2023.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd. initiated a legal proceeding against certain of our mainland China subsidiaries, one of our suppliers and a store operated by one of our franchisees relating to an illicit competition dispute. The total amount claimed against our mainland China subsidiaries was approximately RMB30 million. As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal we filed has been dismissed. We paid RMB30.0 million to the plaintiff during the six months ended December 31, 2023.

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs have filed a motion for reconsideration of the court’s decision and intended to file a further amended complaint. As of December 31, 2023, the Directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include capital expenditures, purchase of inventories and contractual obligations, and we intend to fund those requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB180.3 million, RMB1,234.2 million and RMB174.1 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB78.0 million and RMB264.8 million (US$37.3 million) in the six months ended December 31, 2022 and 2023, respectively.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount were RMB6,547.1 million, RMB6,642.5 million and RMB7,068.7 million in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB3,428.6 million and RMB4,721.4 million (US$665.0 million) in the six months ended December 31, 2022 and 2023, respectively.

Contractual obligations

Capital commitments

Our capital commitments mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB128.6 million, RMB842.9 million, RMB982.6 million, in the fiscal years ended June 30, 2021, 2022 and 2023, and RMB821.5 million and RMB837.2 million (US$117.9 million) in the six months ended December 31, 2022 and 2023, respectively. The capital commitments as of December 31, 2023 were attributable to the construction of the headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB804.4 million, RMB651.1 million and RMB885.7 million, as of June 30, 2021, 2022 and 2023, and RMB674.6 million RMB1,245.3 million (US$175.4 million) as of December 31, 2022 and 2023, respectively.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” in our 2023 Annual Report.

D.	Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this transition report.

Legal Proceedings

From time to time, we may become involved in legal proceedings and subject to claims that arise in the ordinary course of our business. For example, we and certain of our current officers and directors have been named as defendants in a putative securities class action captioned Adeel Ashraf v. MINISO Group Holding Limited et al. (Case No. 2:22-cv-05815) filed on August 17, 2022 in the United States District Court for the Central District of California. After the lead plaintiff was appointed in November 2022, the parties agreed by stipulation to transfer the action to the U.S. District Court for the Southern District of New York, and the case was transferred under the new caption In re MINISO Group Holding Limited Securities Litigation (1:22-cv-09864). Plaintiffs filed the operative complaint in April 2023, alleging that our company made misleading misstatements or omissions regarding its business operations and financials in violation of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. Plaintiffs purport to bring this class action on behalf of: (i) all persons and entities that purchased or acquired our ADSs pursuant or traceable to the Registration Statement issued in connection with our initial public offering in October 2020  and (ii) all persons and entities who purchased or otherwise acquired our ADSs between October 15, 2020 and July 26, 2022, both dates inclusive. On June 23, 2023, we and other defendants filed our motion to dismiss the operative complaint. On February 23, 2024, the court granted our motion to dismiss, with leave to amend. Plaintiffs have filed a motion for reconsideration of the court’s decision and intended to file a further amended complaint.

In addition, we are currently involved in four labor disputes in California, all of which are wage and hour actions. In two of the four cases, two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in these two cases have reached a settlement agreement with us for US$1,250,000, which was granted final approval by the court in February 2024. According to the settlement agreement, we are required to fund the settlement amount in April 2024. We will comply with the obligations as required by the settlement agreement and the court. The court will hold a final report hearing in December 2024 to review if the allocations of the settlement amount are in order and may close this case after the hearing. The remaining wage and hour actions are currently still ongoing and the plaintiffs’ claims represent an immaterial amount to our company.

Besides, we are also involved in lawsuits in relation to illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit” in our 2023 Annual Report.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” in our 2023 Annual Report for a description of the rights of securities holders, which remain unchanged.

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

For the period from October 14, 2020 to December 31, 2023, we used approximately US$148.3 million of the net proceeds from our initial public offering, including approximately US$24.3 million in purchasing IT systems and renovating MINISO stores that we directly operated, approximately US$121.9 million in our new headquarters building project, and US$2.1 million in the lease of a warehouse. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of MINISO Group Holding Limited and its subsidiaries are included at the end of this transition report.

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

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2023)
4.1	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2022)
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

8.1	List of principal subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2023)
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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Chief Executive Officer

Date: April 16, 2024

MINISO Group Holding Limited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	Page
Report of Independent Registered Public Accounting Firm (KPMG Huazhen LLP, Guangzhou, China, Auditor Firm ID: 1186)	F-2
Consolidated Statements of Profit or Loss for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023	F-4
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023	F-5
Consolidated Statements of Financial Position as of June 30, 2022 and 2023 and December 31, 2023	F-6
Consolidated Statements of Changes in Equity for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023	F-7
Consolidated Statements of Cash Flows for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023	F-11
Notes to the Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of June 30, 2022 and 2023 and December 31, 2023, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2023 and the six months ended December 31, 2023, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2023 and December 31, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023 and the six months ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of write-down of inventories

As discussed in Note 18 to the consolidated financial statements, the Company had inventories of RMB1,922,241 thousand as of December 31, 2023. Inventories are carried at the lower of cost or net realizable value, as described in Note 2(i). Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Company considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies.

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

Assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores

As discussed in Notes 13 and 14 to the consolidated financial statements, the Company had property, plant and equipment and right-of-use assets related to self-operated stores of RMB128,879 thousand and RMB998,032 thousand respectively, as of December 31, 2023. As discussed in Note 2(h)(ii), each individual self-operated store is a separate cash-generating unit (“CGU”). For self-operated stores where an indication of impairment is identified, an impairment assessment will be performed by comparing the carrying value of the self-operated stores with their recoverable amounts, being the higher of fair value less costs of disposal and value in use. If the carrying value of the self-operated stores exceeds their recoverable amounts, the Company writes down the property, plant and equipment and right-of-use assets which belong to the self-operated stores to the estimated recoverable amounts.

We identified the assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores as a critical audit matter. A high degree of auditor judgment was required in evaluating the significant assumptions used by the Company in estimating the recoverable amount. Specifically, the forecasted sales used to estimate the self-operated stores’ value in use were challenging to test as they represented subjective determinations of future sales trends that were also sensitive to variation. Minor changes to those assumptions could have had a significant effect on the Company’s assessment of the forecasted sales. Furthermore, specialized skills and knowledge were needed to assess the market rentals used to estimate the self-operated stores’ fair value less costs of disposal.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for property, plant and equipment and right-of-use assets related to the self-operated stores. This included controls related to the determination of the forecasted sales and the market rentals. For those self-operated stores with an indication of impairment, we evaluated the Company’s forecasted sales for a selection of those self-operated stores by considering historical sales and future operation plans. We also performed sensitivity analyses over the forecasted sales for the selection of those self-operated stores to assess their impact on the value in use of the self-operated stores. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the market rentals used by the Company to estimate fair values less costs of disposal for a selection of self-operated stores by comparing the respective market rental ranges that we independently developed using external data to the Company’s estimates.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Guangzhou, China

April 16, 2024

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

					For the six
					months ended
		For the year ended June 30,			December 31,
	Note	2021	2022	2023	2023
		RMB’000	RMB’000	RMB’000	RMB’000

Revenue	5	9,071,659	10,085,649	11,473,208	7,632,467
Cost of sales	7	(6,640,973)	(7,015,888)	(7,030,156)	(4,391,428)

Gross profit		2,430,686	3,069,761	4,443,052	3,241,039
Other income	6	52,140	25,931	17,935	18,993
Selling and distribution expenses	7	(1,206,782)	(1,442,339)	(1,716,093)	(1,363,114)
General and administrative expenses	7	(810,829)	(816,225)	(633,613)	(357,689)
Other net (loss)/income	8	(40,407)	87,308	114,106	21,105
(Credit loss)/reversal of credit loss on trade and other receivables		(20,832)	(28,924)	1,072	(2,080)
Impairment loss on non-current assets		(2,941)	(13,485)	(3,448)	(4,547)

Operating profit		401,035	882,027	2,223,011	1,553,707
Finance income		40,433	66,344	145,225	123,969
Finance costs		(28,362)	(33,396)	(34,622)	(25,202)

Net finance income	9	12,071	32,948	110,603	98,767

Fair value changes of redeemable shares with other preferential rights	25	(1,625,287)	—	—	—
Share of (loss)/profit of equity-accounted investees, net of tax		(4,011)	(8,162)	—	268

(Loss)/profit before taxation		(1,216,192)	906,813	2,333,614	1,652,742
Income tax expense	10	(213,255)	(267,070)	(551,785)	(396,665)

(Loss)/profit for the year/period		(1,429,447)	639,743	1,781,829	1,256,077

Attributable to:
Equity shareholders of the Company		(1,415,010)	638,170	1,768,926	1,248,405
Non-controlling interests		(14,437)	1,573	12,903	7,672

(Loss)/profit for the year/period		(1,429,447)	639,743	1,781,829	1,256,077

(Loss)/earnings per share
Basic (loss)/earnings per share (RMB)	11	(1.18)	0.53	1.42	1.00
Diluted (loss)/earnings per share (RMB)	11	(1.18)	0.52	1.41	1.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

					For the six
					months ended
		For the year ended June 30,			December 31,
	Note	2021	2022	2023	2023
		RMB’000	RMB’000	RMB’000	RMB’000

(Loss)/profit for the year/period		(1,429,447)	639,743	1,781,829	1,256,077

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	12	(16,548)	40,494	41,198	(32,504)

Other comprehensive (loss)/income for the year/period		(16,548)	40,494	41,198	(32,504)

Total comprehensive (loss)/income for the year/period		(1,445,995)	680,237	1,823,027	1,223,573

Attributable to:
Equity shareholders of the Company		(1,429,621)	677,667	1,803,797	1,217,804
Non-controlling interests		(16,374)	2,570	19,230	5,769

Total comprehensive (loss)/income for the year/period		(1,445,995)	680,237	1,823,027	1,223,573

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

				As at
		As at June 30,		December 31,
	Note	2022	2023	2023
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	13	419,894	534,634	769,306
Right-of-use assets	14	2,342,589	2,552,600	2,900,860
Intangible assets	15	43,066	25,277	19,554
Goodwill		19,388	21,069	21,643
Deferred tax assets	10(c)	154,333	161,617	104,130
Other investments	17	—	73,870	90,603
Trade and other receivables	19	28,274	74,641	135,796
Prepayments	16	201,682	—	—
Term deposits		—	100,000	100,000
Interests in equity-accounted investees		—	—	15,783

		3,209,226	3,543,708	4,157,675
Current assets
Other investments	17	210,523	205,329	252,866
Inventories	18	1,188,095	1,450,519	1,922,241
Trade and other receivables	19	1,056,198	1,150,156	1,518,357
Cash and cash equivalents	20	5,348,492	6,489,213	6,415,441
Restricted cash	21	32,376	27,073	7,970
Term deposits		236,878	581,715	210,759

		8,072,562	9,904,005	10,327,634

Total assets		11,281,788	13,447,713	14,485,309
EQUITY
Share capital	26(a)	92	95	95
Additional paid-in capital	26(a)	7,982,824	7,254,871	6,331,375
Other reserves	26(b)	993,307	1,106,718	1,114,568
(Accumulated losses)/retained earnings		(1,944,581)	539,331	1,722,157

Equity attributable to equity shareholders of the Company		7,031,642	8,901,015	9,168,195
Non-controlling interests		(4,242)	17,253	23,022

Total equity		7,027,400	8,918,268	9,191,217

LIABILITIES
Non-current liabilities
Contract liabilities	5	51,658	46,754	40,954
Loans and borrowings		6,503	7,215	6,533
Other payables	23	—	—	12,411
Lease liabilities	24	393,068	556,801	797,986
Deferred income		14,488	33,080	29,229
		465,717	643,850	887,113
Current liabilities
Loans and borrowings		445	—	726
Trade and other payables	23	3,072,991	3,019,302	3,389,826
Contract liabilities	5	361,522	292,887	324,028
Lease liabilities	24	257,997	328,933	447,319
Deferred income		6,295	6,778	6,644
Current taxation		89,421	237,695	238,436

		3,788,671	3,885,595	4,406,979

Total liabilities		4,254,388	4,529,445	5,294,092

Total equity and liabilities		11,281,788	13,447,713	14,485,309

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

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC	(Accumulated
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	losses)/		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	retained earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)		Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at July 1, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

Changes in equity for the year ended June 30, 2023
Profit for the year		—		—	—	—	—	—	—	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year		—		—	—	—	—	34,871	—	—	34,871	6,327	41,198

Total comprehensive income for the year		—		—	—	—	—	34,871	—	1,768,926	1,803,797	19,230	1,823,027

Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	26(a)(iii)	3		408,018	—	—	—	—	—	—	408,021	—	408,021
Dividend declared	26(d)	—		(370,787)	—	—	—	—	—	—	(370,787)	—	(370,787)
Offset of accumulated losses	26(a)	—		(730,898)	—	—	—	—	—	730,898	—	—	—
Exercise of options and subscription of restricted share units	27(b)	—	*	380	—	—	—	—	—	—	380	—	380
Release of ordinary shares from share incentive plan		—	*	(616)	—	616	—	—	—	—	—	—	—
Repurchase of shares	26(b)(v)	—		—	—	(32,711)	—	—	—	—	(32,711)	—	(32,711)
Cancellation of shares	26(a)(v)	—	*	(31,841)	—	31,841	—	—	—	—	—	—	—
Equity settled share-based transactions	27	—		—	—	—	62,882	—	—	—	62,882	—	62,882
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	15,912	(15,912)	—	—	—
Acquisition of non-controlling interests		—		(2,209)	—	—	—	—	—	—	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	28(a)	—		—	—	—	—	—	—	—	—	99	99

Balance at June 30, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC
		Share	paid-in	Merger	Treasury	payment	Translation	statutory	Retained		Non-controlling	Total
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)	Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at July 1, 2023		95	7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

Changes in equity for the six months ended December 31, 2023
Profit for the period		—	—	—	—	—	—	—	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive income for the period		—	—	—	—	—	(30,601)	—	—	(30,601)	(1,903)	(32,504)

Total comprehensive income for the period		—	—	—	—	—	(30,601)	—	1,248,405	1,217,804	5,769	1,223,573

Dividend declared	26(d)	—	(923,664)	—	—	—	—	—	—	(923,664)	—	(923,664)
Exercise of options and subscription of restricted share units	27(b)	-*	168	—	—	—	—	—	—	168	—	168
Repurchase of shares	26(b)(v)	—	—	—	(73,560)	—	—	—	—	(73,560)	—	(73,560)
Equity settled share-based transactions	27	—	—	—	—	46,432	—	—	—	46,432	—	46,432
Appropriation to statutory reserve	26(b)(iv)	—	—	—	—	—	—	65,579	(65,579)	—	—	—

Balance at December 31, 2023		95	6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

* The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

					For the six
					months ended
		For the year ended June 30,			December 31,
	Note	2021	2022	2023	2023
		RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	22(a)	1,111,031	1,636,392	2,084,952	1,448,307
Income tax paid		(194,711)	(230,130)	(418,922)	(350,766)

Net cash from operating activities		916,320	1,406,262	1,666,030	1,097,541

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(180,279)	(290,108)	(174,147)	(264,766)
Payment for acquisition of land use right		—	(944,099)	—	—
Proceeds from disposal of property, plant and equipment and intangible assets		4,323	351	5,224	427
Refund of prepayments		—	—	200,000	—
Payments for purchases of other investments		(28,887,790)	(12,627,323)	(7,880,763)	(2,553,982)
Proceeds from disposal of other investments		28,787,790	12,525,477	7,808,395	2,503,982
Placement of term deposits		—	(236,878)	(761,371)	(210,405)
Release of term deposits		—	—	316,542	581,371
Interest income		40,433	66,344	145,225	122,231
Investment income from other investments		66,837	63,801	42,921	14,281
Proceeds from repayment from related parties		14,713	—	—	—
Payments for investments in equity-accounted investees		(356,000)	—	—	(16,066)
Acquisition of subsidiaries, net of cash acquired	28	(8,824)	(683,483)	4,568	—

Net cash (used in)/from investing activities		(518,797)	(2,125,918)	(293,406)	177,073
Cash flows from financing activities
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	—	—	—
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		—	—	469,683	—
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options		2,795	589	382	168
Proceeds from loans and borrowings	22(b)	313	—	—	—
Repayment of loans and borrowings	22(b)	(416,588)	(5,295)	(206)	—
Repayment to the controlling shareholder		(11,946)	—	—	—
Payment of capital element and interest element of lease liabilities	22(b)	(215,762)	(317,017)	(346,008)	(236,519)
Payments of repurchase of shares		—	(82,160)	(32,711)	(73,560)
Prepayments for repurchase of shares		—	(3,375)	(3,693)	(87,324)
Interest paid	22(b)	(1,488)	(1,000)	—	—
Dividends paid	26(d)	—	(306,255)	(370,787)	(923,664)
Payments of listing expenses relating to Hong Kong public offering		—	(19,046)	(42,616)	—

Net cash from/(used in) financing activities		3,536,184	(733,559)	(325,956)	(1,320,899)

Net increase/(decrease) in cash and cash equivalents		3,933,707	(1,453,215)	1,046,668	(46,285)
Cash and cash equivalents at the beginning of the year/period		2,853,980	6,771,653	5,348,492	6,489,213
Effect of movements in exchange rates on cash held		(16,034)	30,054	94,053	(27,487)

Cash and cash equivalents at the end of the year/period	20	6,771,653	5,348,492	6,489,213	6,415,441

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

1.2 List of principal subsidiaries

Set out below is a list of the Company’s principal subsidiaries as at December 31, 2023:

	Place of		Group’s effective
	incorporation /	Registered/ issued	interest
Company name	establishment and business	and paid-up capital	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Global Holding Limited	BVI	USD50,000/-	100%	Investment holding
MINISO Development Hong Kong Limited	Hong Kong	HKD10,000/-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000/ HKD80,100,000	100%	Investment holding
MINISO Hong Kong Limited	Hong Kong	HKD350,000,000/ HKD350,000,000	100%	Wholesale of lifestyle products
MINISO (Guangzhou) Co., Ltd.	PRC	RMB146,862,372/ RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd.	PRC	RMB10,000,000/-	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd.	PRC	RMB65,000,000/ RMB65,000,000	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd.	PRC	RMB10,000,000/ RMB5,000,000	100%	Online sales of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000/ IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	India	INR669,540,570/ INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD67,041,441/ USD67,041,441	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD100/CAD100	100%	Wholesale and retail of lifestyle products
MINISO LIFESTYLE SINGAPORE PRIVATE LIMITED	Singapore	SGD3,000/ SGD3,000	100%	Wholesale and retail of lifestyle products
MINISO VIETNAM LIMITED LIABILITY COMPANY	Vietnam	VND20,000,000,000/ VND20,000,000,000	90%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.)	PRC	RMB5,000,000/-	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd.	PRC	RMB2,300,000,000/ RMB2,126,000,000	100%	Development of headquarters building

2 Material accounting policies

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), and were authorized for issue by the Company’s board of directors on April 16, 2024.

Material accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated .

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

(b) Basis of preparation

The Company has changed its financial year end date from June 30 to December 31. The accompanying consolidated financial statements of the Group are for the six months ended December 31, 2023. The comparable amounts presented in these consolidated financial statements for the years ended June 30, 2021, 2022 and 2023 are therefore not comparable .

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments and redeemable shares with other preferential rights are stated at their fair value as explained in Note 2(m) and Note 2(p).

(c) Changes in accounting policies

The Group has applied the following new and amended IFRSs issued by the IASB to the financial statements for the six months ended December 31, 2023 :

●	Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies
●	Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	IFRS 17, Insurance Contracts and Amendment to IFRS 17, Insurance Contracts
●	Amendments to IAS 8, Definition of Accounting Estimates

The Group has not applied any new standard or interpretation that is not yet effective for the six months ended December 31, 2023 as set out in Note 34. Impacts of the adoption of the new and amended IFRSs are discussed below:

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies

The amendments require entities to disclose material accounting policy information and provide guidance on applying the concept of materiality to accounting policy disclosure. The Group has considered the accounting policy information it has been disclosing and determined that it is consistent with the requirements of the amendments.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented.

Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognized the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in Note 10(c), but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12.

Other than the Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies and the Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction, the other two developments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

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

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

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

(ii)  Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprises interests in associates.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An interest in an associate is accounted for using the equity method.Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post- acquisition, post-tax results of the investees and any impairment losses for the reporting period are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

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

Unrealized gains arising from transactions with equity - accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent there is no evidence of impairment.

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

On disposal of a cash generating unit during the reporting period, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(iv)  Business combinations

Except for business combinations under common control , the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

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

(ii) Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

●	property, plant and equipment;
●	right-of-use assets;
●	intangible assets;
●	goodwill;
●	interests in equity-accounted investees; and
●	investments in subsidiaries in the Company’s statement of financial position.

If any such indication exists, an impairment assessment is performed, where the asset’s recoverable amount is estimated. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash - generating units (“CGU”s) (e.g. the Group’s individual self - operated stores).

●	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU.

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

During the vesting period, the number of shares that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the period of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the share-based payment reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of shares that vest (with a corresponding adjustment to equity). For shares granted, the equity amount is transferred from share-based payment reserve to share premium.

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

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

●	temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss) and does not give rise to equal taxable and deductible temporary differences;
●	temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future ; and
●	those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co – operation and Development.

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

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

(v) Government grants

Governmccsition initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

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

(ii) Transactions and balances

Foreign currency transactions during the reporting period are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.

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

Note 29 contains information about the assumptions and their risk factors relating to measurement of ECL allowance for trade receivables and fair value of financial instruments. Other significant sources of estimation uncertainty are as follows:

(a) Write down of inventories

The Group determines the write-down for obsolescence , anticipated markdown and low demand of inventories. Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, the Group considers factors such as inventory aging, forecasted product demands, historical pricing trends and anticipated future pricing strategies. It could change significantly as a result of change in the product demands and pricing strategies due to change in market condition.

(b) Impairments of property, plant and equipment and right-of-use assets related to self-operated stores

In considering the impairment losses that may be required for certain property, plant and equipment and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to items such as forecasted sales. The Group uses all readily available information in determining an amount that is reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as forecasted sales. It is difficult to precisely estimate fair value less costs of disposal because market rentals used to estimate the self-operated stores’ fair value less costs of disposal may not be readily available. The Group evaluates market rentals with the assistance of valuation professionals.

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

4 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023. The segment information is as follows:

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

	As at and for the year ended June 30, 2021
	Reportable segments
	MINISO		Total reportable	Other
	brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	8,735,947	98,241	8,834,188	237,471	9,071,659
Inter-segment revenue	1,978	5,832	7,810	115,701	123,511

Segment revenue	8,737,925	104,073	8,841,998	353,172	9,195,170
Segment profit/(loss) before taxation	378,926	(24,376)	354,550	58,556	413,106
Finance income	38,858	9	38,867	1,566	40,433
Finance costs	(26,324)	(2,021)	(28,345)	(17)	(28,362)
Depreciation and amortization	(252,721)	(11,229)	(263,950)	(1,069)	(265,019)
Other material non-cash items:
- credit loss on trade and other receivables	(20,208)	(607)	(20,815)	(17)	(20,832)
- impairment loss on non-current assets	(1,850)	(1,091)	(2,941)	—	(2,941)
Segment assets	9,873,002	315,038	10,188,040	164,928	10,352,968
Additions to non-current assets during the year*	374,825	128,585	503,410	7,385	510,795
Segment liabilities	3,662,661	333,096	3,995,757	57,119	4,052,876

	As at and for the year ended June 30, 2022
	Reportable segments
			Total reportable	Other
	MINISO brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579

Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:
- credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
- impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	-	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Additions to non-current assets during the year*	319,809	141,101	460,910	8,510	469,420
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

	As at and for the year ended June 30, 2023
	Reportable segments
			Total
		TOP TOY	reportable	Other
	MINISO brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	10,861,222	533,367	11,394,589	78,619	11,473,208
Inter-segment revenue	71	7,946	8,017	367,032	375,049

Segment revenue	10,861,293	541,313	11,402,606	445,651	11,848,257
Segment profit/(loss) before taxation	2,354,357	(20,412)	2,333,945	17,814	2,351,759
Finance income	139,577	1,201	140,778	2,969	143,747
Finance costs	(29,751)	(4,863)	(34,614)	(8)	(34,622)
Depreciation and amortization	(302,070)	(64,405)	(366,475)	(4,339)	(370,814)
Other material non-cash items:
- reversal of credit loss/(credit loss) on trade and other receivables	1,409	(246)	1,163	(91)	1,072
- impairment loss on non-current assets	(1,433)	(2,015)	(3,448)	—	(3,448)
Segment assets	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the year*	933,768	37,434	971,202	4,221	975,423
Segment liabilities	3,937,784	493,044	4,430,828	43,699	4,474,527

	As at and for the six months ended December 31, 2023
	Reportable segments
			Total
		TOP TOY	reportable	Other
	MINISO brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenues	7,251,610	368,842	7,620,452	12,015	7,632,467
Inter-segment revenue	2,198	4,172	6,370	93,921	100,291

Segment revenue	7,253,808	373,014	7,626,822	105,936	7,732,758
Segment profit before taxation	1,644,839	6,479	1,651,318	2,924	1,654,242
Finance income	120,064	640	120,704	1,911	122,615
Finance costs	(23,042)	(2,146)	(25,188)	(14)	(25,202)
Depreciation and amortization	(245,796)	(31,906)	(277,702)	(3,058)	(280,760)
Other material non-cash items:
- (credit loss)/reversal of credit loss on trade and other receivables	(2,791)	988	(1,803)	(277)	(2,080)
- impairment loss on non-current assets	(3,682)	(865)	(4,547)	—	(4,547)
Segment assets	11,547,381	400,602	11,947,983	191,275	12,139,258
Additions to non-current assets during the period*	733,107	75,329	808,436	2,941	811,377
Segment liabilities	4,841,577	335,870	5,177,447	41,403	5,218,850

Note:

*	The additions to non-current assets do not include additions to deferred tax assets, non-current prepayments, non-current trade receivables and non-current other investments.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	8,841,998	9,917,044	11,402,606	7,626,822
Revenue for other segment	353,172	385,184	445,651	105,936
Elimination of inter-segment revenue	(123,511)	(216,579)	(375,049)	(100,291)

Consolidated revenue	9,071,659	10,085,649	11,473,208	7,632,467

ii. Profit before taxation
Total profit before taxation for reportable segments	354,550	859,501	2,333,945	1,651,318
Profit before taxation for other segment	58,556	97,455	17,814	2,924
Unallocated amounts:
- Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—	—
- Share of loss of equity-accounted investees, net of tax	(4,011)	(8,162)	—	—
- Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	—	(41,981)	(18,145)	(1,500)

Consolidated (loss)/profit before taxation	(1,216,192)	906,813	2,333,614	1,652,742

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	8,830,028	10,935,144	11,947,983
Assets for other segment	171,163	190,366	191,275
Other unallocated amounts
- Assets relating to construction of headquarters building	2,028,095	2,078,833	2,107,557
- Apartments for use as staff quarters	252,502	243,370	238,494

Consolidated total assets	11,281,788	13,447,713	14,485,309

iv. Liabilities
Total liabilities for reportable segments	4,173,410	4,430,828	5,177,447
Liabilities for other segment	62,341	43,699	41,403
Other unallocated amounts
- Liabilities relating to construction of headquarters building	18,637	54,918	75,242

Consolidated total liabilities	4,254,388	4,529,445	5,294,092

v. Other material items

	For the year ended June 30, 2021
	Reportable
	segment	Other	Consolidated
	totals	segment	totals
	RMB’000	RMB’000	RMB’000
Finance income	38,867	1,566	40,433
Finance costs	(28,345)	(17)	(28,362)
Depreciation and amortization	(263,950)	(1,069)	(265,019)
Credit loss on trade and other receivables	(20,815)	(17)	(20,832)
Impairment loss on non-current assets	(2,941)	—	(2,941)

	For the year ended June 30, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	—	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	—	(28,924)
Impairment loss on non-current assets	(13,485)	—	—	(13,485)

	For the year ended June 30, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	140,778	2,969	1,478	145,225
Finance costs	(34,614)	(8)	—	(34,622)
Depreciation and amortization	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	1,163	(91)	—	1,072
Impairment loss on non-current assets	(3,448)	—	—	(3,448)

	For the six months ended December 31, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000

Finance income	120,704	1,911	1,354	123,969
Finance costs	(25,188)	(14)	—	(25,202)
Depreciation and amortization	(277,702)	(3,058)	(4,481)	(285,241)
Credit loss on trade and other receivables	(1,803)	(277)	—	(2,080)
Impairment loss on non-current assets	(4,547)	—	—	(4,547)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	7,291,219	7,442,156	7,650,821	4,843,127
Other Asian countries excluding the PRC	961,622	1,174,323	1,821,080	1,157,261
America	584,630	1,189,119	1,738,058	1,403,936
Europe	117,214	174,691	151,496	154,737
Others	116,974	105,360	111,753	73,406

	9,071,659	10,085,649	11,473,208	7,632,467

			As at
	As at June 30,		Decembr 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	2,575,241	2,672,426	3,052,525
Other Asian countries excluding the PRC	63,021	121,614	166,623
America	204,459	512,322	644,765
Europe	10,490	1,859	99,029

	2,853,211	3,308,221	3,962,942

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

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Major products/service lines
— Sales of lifestyle and pop toy products
— Retail sales in self-operated stores	323,775	555,226	990,048	1,004,114
— Product sales to franchisees	5,506,365	5,499,267	5,960,518	3,857,191
— Sales to offline distributors	1,509,840	2,072,061	2,612,742	1,660,860
— Online sales	663,197	651,039	706,397	355,380
— Other sales channels	33,499	220,069	87,530	44,149

Sub-total	8,036,676	8,997,662	10,357,235	6,921,694
— License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	72,392	109,166	84,711	37,074
— Sales-based royalties	97,848	97,453	102,089	66,113
— Sales-based management and consultation service fees	488,138	478,775	500,775	323,182

Sub-total	658,378	685,394	687,575	426,369

— Others*	376,605	402,593	428,398	284,404

	9,071,659	10,085,649	11,473,208	7,632,467
Timing of revenue recognition
— Point in time	8,413,281	9,321,490	10,619,987	7,195,509
— Over time	658,378	764,159	853,221	436,958

Revenue from contracts with customers	9,071,659	10,085,649	11,473,208	7,632,467

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

For the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue for the respective reporting periods. Revenue from individual customer contributing over 10% of total revenue of the Group for the year ended June 30, 2021 is set out below:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Customer A	941,541	N/A*	N/A*	N/A*

Note:

*	Less than 10% of the Group’s revenue in the respective reporting period.

(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

				As at
		As at June 30,		December 31,
		2022	2023	2023
	Note	RMB’000	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	19
— Current portion		290,681	305,963	426,937
— Non-current portion		—	—	17,612

Total receivables, which are included in ‘trade and other receivables’		290,681	305,963	444,549

Contract liabilities
— Current portion		(361,522)	(292,887)	(324,028)
— Non-current portion		(51,658)	(46,754)	(40,954)

Total contract liabilities		(413,180)	(339,641)	(364,982)

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
— Advance payments received from customers for purchase of goods	219,192	231,636	267,063
— Deferred revenue related to license fees	88,536	89,498	82,914
— Deferred revenue related to membership fees	96,025	5,215	210
— Deferred revenue related to loyalty points	9,427	13,292	14,795

	413,180	339,641	364,982

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

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2021	326,866

Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(266,919)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	219,192
Increase in contract liabilities as a result of receiving payment of license fees	28,589
Increase in contract liabilities as a result of receiving payment of membership fees	96,025
Increase in contract liabilities as a result of loyalty points	9,427

Balance at June 30, 2022	413,180
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(361,522)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	231,636
Increase in contract liabilities as a result of receiving payment of license fees	37,840
Increase in contract liabilities as a result of receiving payment of membership fees	5,215
Increase in contract liabilities as a result of loyalty points	13,292

Balance at June 30, 2023	339,641
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period	(292,887)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	267,063
Increase in contract liabilities as a result of receiving payment of license fees	36,370
Increase in contract liabilities as a result of loyalty points	14,795

Balance at December 31, 2023	364,982

As of June 30, 2022 and 2023 and December 31, 2023, contract liabilities expected to be recognized as revenue after one year were RMB51,658,000, RMB46,754,000 and RMB40,954,000, respectively, mainly represented license fees.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2022 and 2023 and December 31, 2023, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB193,988,000, RMB108,005,000 and RMB97,919,000, respectively. These amounts represented revenue of license fees, membership fees income and revenue associated with loyalty points. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is mainly expected to occur over the next 1 to 10 years as at June 30, 2022 and 2023 and December 31, 2023, respectively. Membership fee income is expected to be recognized in the future based on the subscribed membership period, which ranges from 1 month to 1 year. Revenue associated with loyalty points are expected to be recognized when the points are redeemed or when they expire, which is expected to occur within 1 year.

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

During the six months ended December 31, 2023, the Group’s retail sales and product sales to franchisees and distributors in both the PRC and overseas have recovered from the impact of COVID-19 pandemic with a more normalized travel over the world.

6 Other income

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Tax refund	1,279	3,231	2,660	469
Government grants (i)	46,587	16,663	8,807	8,091
Income from depositary bank (ii)	4,274	6,037	6,468	10,433
	52,140	25,931	17,935	18,993

Notes:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,548,000).
(ii)	The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period. In addition, the Company received rebate of fees from depositary bank of USD1,107,000 (equivalent to RMB7,940,000) during the six months ended December 31, 2023.

7 Expenses by nature

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 18(a))	6,581,456	6,870,976	6,859,362	4,292,806
Payroll and employee benefits (i)	916,185	864,693	819,592	580,801
Rental and related expenses	12,139	33,354	69,174	80,847
Depreciation and amortization (ii)	265,019	389,871	391,167	285,241
Licensing expenses	88,063	149,612	249,437	178,241
Promotion and advertising expenses	214,788	242,681	315,976	246,883
Logistics expenses	195,593	272,363	295,933	203,024
Travelling expenses	52,966	66,172	66,544	45,827
Other expenses	332,375	384,730	312,677	198,561
Total cost of sales, selling and distribution and general and administrative expenses	8,658,584	9,274,452	9,379,862	6,112,231

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	543,646	666,968	657,236	463,208
Contributions to social security contribution plan	56,325	77,903	75,168	53,977
Welfare expenses	34,895	36,987	24,306	17,184
Equity-settled share-based payment expenses (Note 27)	281,319	82,835	62,882	46,432
	916,185	864,693	819,592	580,801

(ii)	Depreciation and amortization are analyzed as follows:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 13)	30,507	58,865	70,706	59,652
Right-of-use assets (Note 14)	213,490	309,606	334,193	239,787
Less: amount capitalized as construction in progress	—	—	(33,907)	(22,604)
Intangible assets (Note 15)	21,022	21,400	20,175	8,406
	265,019	389,871	391,167	285,241

8 Other net (loss)/income

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Net foreign exchange (loss)/gain (i)	(114,177)	14,041	109,095	(15,025)
Losses on disposal of property, plants and equipment and intangible assets	(2,317)	(5,614)	(5,350)	(1,632)
Investment income from other investments	66,837	63,801	42,921	14,281
Scrap income	11,242	11,808	12,137	5,912
Net change in fair value of other investments	2,968	5,709	(3,692)	14,270
(Provision)/reversal of litigation compensation (ii)	—	(15,576)	(37,710)	408
Gains relating to cancellation and modification of lease contracts	—	13,456	193	4,821
Others	(4,960)	(317)	(3,488)	(1,930)
	(40,407)	87,308	114,106	21,105

Notes:

(i)	Net foreign exchange loss for the year ended June 30, 2021 was mainly caused by the depreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar proceeds obtained from the listing on the New York Stock Exchange in October 2020. Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.
(ii)	Litigation compensation for the years ended June 30, 2022 and 2023 mainly represented the provisions made for the lawsuits relating to employees’ compensation and illicit competition.

9 Net finance income

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	40,433	66,344	145,225	123,969

Finance costs
—Interest on loans and borrowings	(1,545)	(405)	(226)	(90)
—Interest on lease liabilities	(26,817)	(32,991)	(34,396)	(25,112)
	(28,362)	(33,396)	(34,622)	(25,202)
Net finance income	12,071	32,948	110,603	98,767

10 Income taxes

(a) Taxation recognized in consolidated profit or loss:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year/period	200,170	252,989	557,630	339,409
Deferred tax
Origination and reversal of temporary differences (Note 10(c))	13,085	14,081	(5,845)	57,256
Tax expense	213,255	267,070	551,785	396,665

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

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

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three years ending December 31, 2024.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax depends on which state the subsidiaries has nexus with. Most of subsidiaries in United States are operated in the states of California and Texas, and thus they will be subject to state income tax rate of 8.84% and 0.75%, respectively. Other subsidiaries in United States mainly are subject to state income tax rates ranging from 4.9% to 11.5% depending on the location of the operation.

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

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit before taxation	(1,216,192)	906,813	2,333,614	1,652,742
Notional tax on (loss)/profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	118,766	214,704	566,955	394,856
Tax effect of share-based compensation expenses (Note 7(i))	70,330	20,254	15,435	11,401
Tax effect of other non-deductible expenses	10,433	10,935	13,666	7,310
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 10(a)(3))	(34,218)	(18,001)	(42,739)	(10,756)
Tax effect of additional deduction on research and development costs	—	—	(4,217)	(3,476)
Tax effect of exempted and non-taxable income	(6,245)	(4,044)	(7,421)	(12,481)
Withholding tax on income of non-PRC resident entities derived from mainland China	—	—	—	4,095
Effect of unused tax losses not recognized/(being utilized)	72,969	44,888	22,956	(8,002)
Effect of deductible temporary differences (being utilized)/not recognized	(18,780)	(1,666)	(12,850)	13,718
Actual tax expenses	213,255	267,070	551,785	396,665

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued	Right-of-use	Lease
	losses	profits	impairment	operations	assets	Liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2021	34,253	14,696	50,347	61,548	(151,106)	155,949	2,865	168,552
Charged to profit or loss	(2,536)	(3,556)	(8,673)	—	33,926	(28,651)	(4,591)	(14,081)
Exchange rate difference	(21)	(43)	(101)	—	(138)	123	42	(138)
At June 30, 2022	31,696	11,097	41,573	61,548	(117,318)	127,421	(1,684)	154,333
Charged to profit or loss	(8,499)	11,944	(3,519)	(675)	9,543	(11,976)	9,027	5,845
Exchange rate difference	239	111	628	—	(162)	175	448	1,439
At June 30, 2023	23,436	23,152	38,682	60,873	(107,937)	115,620	7,791	161,617
Charged to profit or loss	(392)	4,781	(7,574)	(54,048)	8,770	(6,563)	(2,230)	(57,256)
Exchange rate difference	(31)	(113)	73	—	363	(370)	(153)	(231)
At December 31, 2023	23,013	27,820	31,181	6,825	(98,804)	108,687	5,408	104,130

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

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Deductible temporary differences	107,964	49,375	54,416
Cumulative tax losses	630,807	751,256	774,584
Total	738,771	800,631	829,000

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at		As at		As at
	June 30,		June 30,		December 31,
	2022	Expiry date	2023	Expiry date	2023	Expiry date
	RMB’000		RMB’000		RMB’000
Expire	278,215	2023-2043	361,627	2024-2044	432,759	2024-2044
Never expire	352,592		389,629		341,825

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that were established in recent years, which are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2023 and December 31, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

11 (Loss)/earnings per share

(a) Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share has been based on the following (loss)/profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) (Loss)/profit attributable to ordinary shareholders (basic):

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to the equity shareholders of the Company	(1,415,010)	638,170	1,768,926	1,248,405
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	116,929	(1,576)	(424)	—

(Loss)/profit used to determine basic earnings per share	(1,298,081)	636,594	1,768,502	1,248,405

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

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,104,371,475, 1,205,527,348, 1,243,320,377 and 1,244,926,865 in issue for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023, respectively, were calculated as follows:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	Number of shares	Number of shares	Number of shares	Number of shares
Issued ordinary share at the beginning of the year/period	865,591,398	1,204,860,715	1,202,646,619	1,244,854,689
Effect of shares issued upon IPO and exercise of the over-allotment option	90,911,146	—	—	—
Effect of shares converted from Series A preferred shares	83,495,097	—	—	—
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	—	—	40,181,685	—
Effect of shares released from share incentive plan (Note 27)	64,373,834	2,369,454	2,878,812	281,729
Effect of repurchase of shares (Note 26(b)(v))	—	(1,702,821)	(2,386,739)	(209,553)

Weighted average number of ordinary shares	1,104,371,475	1,205,527,348	1,243,320,377	1,244,926,865

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

For the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000, RMB1,768,926,000 and RMB1,248,405,000 and the weighted average number of ordinary shares of 1,216,637,439, 1,250,545,116 and 1,251,635,862 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

			For the six
			months ended
	For the year ended June 30,		December 31,
	2022	2023	2023
	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,205,527,348	1,243,320,377	1,244,926,865
Dilutive effect of share incentive plan (Note 27)	11,110,091	7,224,739	6,708,997

Weighted average number of ordinary shares, diluted	1,216,637,439	1,250,545,116	1,251,635,862

12 Other comprehensive (loss)/income

	For the year ended June 30, 2021
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(16,548)	—	(16,548)
Other comprehensive loss	(16,548)	—	(16,548)

	For the year ended June 30, 2022
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	40,494	—	40,494
Other comprehensive income	40,494	—	40,494

	For the year ended June 30, 2023
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	41,198	—	41,198
Other comprehensive income	41,198	—	41,198

	For the six months ended December 31, 2023
	Before-tax	Tax (expense)/	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000

Exchange differences on translation of financial statements of overseas subsidiaries	(32,504)	—	(32,504)

Other comprehensive loss	(32,504)	—	(32,504)

13 Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2021	—	111,949	37,431	46,469	2,740	—	—	198,589
Acquisition of a subsidiary (Note 28(b))	—	—	14	—	—	—	10,276	10,290
Additions	242,639	67,160	16,779	7,628	232	26,511	48,528	409,477
Disposals	—	(15,389)	(3,183)	(6,670)	(622)	(102)	—	(25,966)
Exchange adjustments	—	4,400	2	(636)	(3)	—	—	3,763

At June 30, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153

Acquisition of a subsidiary (Note 28(a))	—	451	888	—	—	—	—	1,339
Additions	—	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress	—	36,419	—	—	—	—	(36,419)	—
Disposals	—	(75,541)	(5,611)	(5,191)	—	(253)	(2,084)	(88,680)
Exchange adjustments	—	9,112	380	(225)	67	—	757	10,091

At June 30, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900

Additions	—	18,980	9,177	10,479	306	11,607	254,784	305,333
Transfer from construction in progress	—	75,184	—	—	—	—	(75,184)	—
Disposals	—	(12,467)	(791)	(6,830)	—	(6,445)	—	(26,533)
Exchange adjustments	—	(2,685)	(596)	(541)	(26)	—	(504)	(4,352)

At December 31, 2023	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348

Accumulated depreciation:
At July 1, 2021	—	(41,007)	(18,626)	(22,923)	(1,510)	—	—	(84,066)
Charge for the year	(7,538)	(17,840)	(7,144)	(8,647)	(452)	(17,244)	—	(58,865)
Written back on disposals	—	4,541	1,672	4,524	500	19	—	11,256
Exchange adjustments	—	(1,710)	63	395	6	—	—	(1,246)

At June 30, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	—	(132,921)

Charge for the year	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)	—	(70,706)
Written back on disposals	—	44,866	3,058	3,857	—	63	—	51,844
Exchange adjustments	—	(3,084)	(887)	587	(18)	—	—	(3,402)

At June 30, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	—	(155,185)

Charge for the period	(4,357)	(39,815)	(5,530)	(1,206)	(232)	(8,512)	—	(59,652)
Written back on disposals	—	9,226	322	3,866	—	6,100	—	19,514
Exchange adjustments	—	(270)	510	236	14	—	—	490

At December 31, 2023	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	—	(194,833)

Impairment:
At July 1, 2021	—	(36,432)	—	(1,775)	—	—	—	(38,207)
Addition	—	(8,880)	(1,380)	(2,802)	—	—	—	(13,062)
Written back on disposals	—	7,536	—	1,231	—	—	—	8,767
Exchange adjustments	—	(940)	(42)	146	—	—	—	(836)

At June 30, 2022	—	(38,716)	(1,422)	(3,200)	—	—	—	(43,338)

Addition	—	(5,640)	(591)	(1,017)	—	—	—	(7,248)
Written back on disposals	—	24,875	—	1,140	—	—	—	26,015
Exchange adjustments	—	(2,031)	197	324	—	—	—	(1,510)

At June 30, 2023	—	(21,512)	(1,816)	(2,753)	—	—	—	(26,081)

Addition	—	(3,459)	—	(1,088)	—	—	—	(4,547)
Written back on disposals	—	2,701	—	1,167	—	—	—	3,868
Exchange adjustments	—	351	158	42	—	—	—	551

At December 31, 2023	—	(21,919)	(1,658)	(2,632)	—	—	—	(26,209)

Net book value:
At June 30, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894

At June 30, 2023	226,389	87,255	19,387	17,073	1,140	7,001	176,389	534,634

At December 31, 2023	222,032	135,001	22,637	23,198	1,202	9,751	355,485	769,306

The Group had leasehold improvements and store operating equipment related to self-operated stores amounting to RMB51,900,000, RMB71,990,000 and RMB128,879,000 as at June 30, 2022, 2023 and December 31, 2023, respectively.

14 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(i)	(ii)	(iii)
Cost:
At July 1, 2021	1,077,417	11,702	—	1,089,119
Acquisition of a subsidiary (Note 28(b))	—	—	1,781,595	1,781,595
Additions	337,717	414	815	338,946
Derecognition	(408,249)	(1,470)	—	(409,719)
Exchange adjustments	6,239	2	—	6,241

At June 30, 2022	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary (Note 28(a))	10,467	—	—	10,467
Additions	718,845	143	—	718,988
Derecognition	(620,305)	—	—	(620,305)
Exchange adjustments	35,218	—	—	35,218

At June 30, 2023	1,157,349	10,791	1,782,410	2,950,550
Additions	622,913	—	—	622,913
Derecognition	(113,564)	(143)	—	(113,707)
Exchange adjustments	(14,294)	—	—	(14,294)

At December 31, 2023	1,652,404	10,648	1,782,410	3,445,462

Accumulated depreciation:
At July 1, 2021	(359,888)	(1,548)	—	(361,436)
Charge for the year	(275,310)	(3,765)	(30,531)	(309,606)
Derecognition	243,575	1,470	—	245,045
Exchange adjustments	(2,917)	(1)	—	(2,918)

At June 30, 2022	(394,540)	(3,844)	(30,531)	(428,915)

Charge for the year	(285,393)	(3,592)	(45,208)	(334,193)
Derecognition	384,771	—	—	384,771
Exchange adjustments	(11,660)	—	—	(11,660)

At June 30, 2023	(306,822)	(7,436)	(75,739)	(389,997)

Charge for the period	(215,399)	(1,784)	(22,604)	(239,787)
Derecognition	79,886	48	—	79,934
Exchange adjustments	5,248	—	—	5,248

At December 31, 2023	(437,087)	(9,172)	(98,343)	(544,602)

Impairment:
At July 1, 2021	(37,796)	—	—	(37,796)
Derecognition	4,249	—	—	4,249
Exchange adjustments	(1,131)	—	—	(1,131)

At June 30, 2022	(34,678)	—	—	(34,678)

Reversal	3,800	—	—	3,800
Derecognition	24,439	—	—	24,439
Exchange adjustments	(1,514)	—	—	(1,514)

At June 30, 2023	(7,953)	—	—	(7,953)

Derecognition	7,858	—	—	7,858
Exchange adjustments	95	—	—	95

At December 31, 2023	—	—	—	—

Net book value:
At June 30, 2022	583,906	6,804	1,751,879	2,342,589

At June 30, 2023	842,574	3,355	1,706,671	2,552,600

At December 31, 2023	1,215,317	1,476	1,684,067	2,900,860

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	205,344	275,310	285,393	215,399
Warehouse equipment	8,146	3,765	3,592	1,784
Land use right	—	30,531	45,208	22,604

	213,490	309,606	334,193	239,787

Interest on lease liabilities (Note 9)	26,817	32,991	34,396	25,112
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30/December 31	28,656	28,384	15,322	13,729
Variable lease payments not included in the measurement of lease liabilities	2,846	4,648	18,614	24,802
COVID-19 rent concessions	(42,698)	(35,548)	—	—

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 22(c) and Note 24, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its self-operated stores, warehouse storage and office space. The leases of self-operated stores and warehouse storage typically run for two to ten years. Leases of offices space typically run for a period of two to five years.

As at June 30, 2022, 2023 and December 31, 2023, right-of-use assets related to leased properties for self-operated stores amounted to RMB333,649,000, RMB585,231,000 and RMB998,032,000, respectively.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 1% to 18% of the annual or monthly sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states, Canada and Singapore where the Group operates.

(ii)	Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of two to three years.

(iii)	Land use right

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary as disclosed in Note 28(b), with an original lease term of 40 years.

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

15 Intangible assets

Software
Cost:	RMB’000
At July 1, 2021	107,583
Purchases	3,922
Disposals	(24)
Exchange adjustments	(63)
At June 30, 2022	111,418
Purchases	2,450
Exchange adjustments	(61)
At June 30, 2023	113,807
Purchases	2,689
Exchange adjustments	(68)
At December 31,2023	116,428
Accumulated amortization:
At July 1, 2021	(46,237)
Charge for the year	(21,400)
Written off on disposal	2
Exchange adjustments	20
At June 30, 2022	(67,615)
Charge for the year	(20,175)
Exchange adjustments	(7)
At June 30, 2023	(87,797)
Charge for the period	(8,406)
Exchange adjustments	54
At December 31, 2023	(96,149)
Impairment:
At July 1, 2021	(341)
Charge for the year	(423)
Exchange adjustments	27
At June 30, 2022	(737)
Exchange adjustments	4
At June 30, 2023	(733)
Exchange adjustments	8
At December 31, 2023	(725)
Net book value:
At June 30, 2022	43,066
At June 30, 2023	25,277
At December 31, 2023	19,554

16 Prepayments

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Prepayment for construction of a new headquarters building (Note 28(b))	200,861	—	—
Others	821	—	—
Total	201,682	—	—

17 Other investments

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
- Investment in an unlisted limited partnership enterprise	—	73,870	90,603

Current
- Investments in trust investment schemes	208,649	205,329	202,866
- Investment in a wealth management product	—	—	50,000
- Others	1,874	—	—
	210,523	205,329	252,866

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to November 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 was estimated to be RMB103,537,000 and RMB101,600,000, respectively. As of December 31, 2023, the above investment in Trust Scheme A has been redeemed.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to January 2024. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2022 and 2023 and December 31, 2023 was estimated to be RMB105,112,000, RMB103,729,000 and RMB101,437,000, respectively.

In July 2023, the Group invested in another trust investment scheme (“Trust Scheme C”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within six months. Pursuant to the agreement, the Trust Scheme C is designated to make the majority of its investments in debt securities and funds, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,429,000.

On December 26, 2023, the Group invested in a wealth management product managed by a bank in the PRC, with the principal amount of RMB50,000,000, which is with an original maturity of 35 days. The underlying investment portfolio of the wealth management product mainly includes money market instruments and other financial instruments with fixed return. The principal and return of the investment in the wealth management product are not guaranteed. Fair value of this investment as at December 31, 2023 is estimated to be RMB50,000,000.

In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

Information about the Group’s fair value measurement is included in Note 29(e).

18 Inventories

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Finished goods	1,186,810	1,447,799	1,917,133
Low-value consumables	1,285	2,720	5,108
	1,188,095	1,450,519	1,922,241

(a)  The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,632,530	6,915,713	6,879,212	4,290,874
(Reversal of write-down)/write-down of inventories	(51,074)	(44,737)	(19,850)	1,932
Cost of inventories recognized in consolidated statements of profit or loss	6,581,456	6,870,976	6,859,362	4,292,806

19 Trade and other receivables

				As at
		As at June 30,		December 31,
	Note	2022	2023	2023
		RMB’000	RMB’000	RMB’000
Non-current
Trade receivables		—	—	18,045
Less:loss allowance	29(a)	—	—	(433)
Trade receivables,net of loss allowance (iii)		—	—	17,612
Amounts due from related parties	32(c)	—	10,647	10,760
Deposits		10,000	41,834	81,153
Value-added tax (“VAT”) recoverable		18,274	22,160	26,271
		28,274	74,641	135,796

Current
Trade receivables		375,798	394,727	504,938
Less: loss allowance	29(a)	(85,117)	(88,764)	(78,001)

Trade receivables, net of loss allowance		290,681	305,963	426,937
Amounts due from related parties	32(c)	5,105	5,602	27,836
Miscellaneous expenses paid on behalf of franchisees		246,097	265,335	336,497
VAT recoverable		182,906	270,298	251,162
Rental deposits		101,124	86,600	98,141
Receivables due from on-line payment platforms and banks (i)		26,806	34,726	103,406
Prepayments for inventories		52,476	49,631	51,084
Prepayments for licensing expenses		35,223	40,934	43,996
Prepayments for listing expenses relating to Hong Kong public offering		58,560	—	—
Prepayments for promotion and advertising expenses		9,302	17,374	11,577
Prepayments for repurchase of shares		3,375	3,693	87,324
Others		44,543	70,000	80,397
		1,056,198	1,150,156	1,518,357

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 32 to 36 months and the portion which is expected to be recovered after one year are classified as non - current. All other trade debtors are due within 20 to 180 days from the date of revenue recognition for domestic and overseas customers respectively. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in Note 29(a).

20 Cash and cash equivalents

Cash and cash equivalents comprise:

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Cash on hand	450	576	783
Cash at bank	5,348,042	6,488,637	6,414,658
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	5,348,492	6,489,213	6,415,441

21 Restricted cash

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	5,772	1,391	4,462
Bank deposits frozen for legal proceedings (ii)	26,604	25,682	3,508
	32,376	27,073	7,970

Notes:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.
(ii)	The balance mainly represented deposits frozen for the lawsuit relating to illicit competition as disclosed in Note 31(b).

22 Cash flow information

(a) Reconciliation of (loss)/profit for the reporting period to cash generated from operations:

					For the six
					months ended
		For the year ended June 30,			December 31,
		2021	2022	2023	2023
	Note	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year/period		(1,429,447)	639,743	1,781,829	1,256,077
Adjustments for:
Interest on lease liabilities	9	26,817	32,991	34,396	25,112
Depreciation and amortization	7	265,019	389,871	391,167	285,241
Interest on loans and borrowings	9	1,545	405	226	90
Interest income	9	(40,433)	(66,344)	(145,225)	(123,969)
Investment income from other investments	8	(66,837)	(63,801)	(42,921)	(14,281)
Net change in fair value of other investments	8	(2,968)	(5,709)	3,692	(14,270)
Losses on disposal of property, plant and equipment and intangible assets	8	2,317	5,614	5,350	1,632
Impairment loss on non-current assets		2,941	13,485	3,448	4,547
Unrealized foreign exchange (gain)/loss		(46,378)	6,806	(45,522)	(25,410)
Effect of lease contract cancellation		(2,630)	(25,015)	3,681	(4,821)
Fair value changes of redeemable shares with other preferential rights		1,625,287	—	—	—
Share of loss/(profit) of equity-accounted investees, net of tax		4,011	8,162	—	(268)
Equity-settled share-based payment expenses	7	281,319	82,835	62,882	46,432
Income tax	10(a)	213,255	267,070	551,785	396,665

Changes in working capital:
Inventories		(93,197)	307,966	(250,851)	(471,722)
Trade and other receivables		(80,087)	(190,145)	(185,768)	(316,534)
Contract liabilities		34,353	86,314	(73,539)	25,341
Trade and other payables		386,703	180,122	(34,055)	363,327
Restricted cash		3,376	(28,696)	5,303	19,103
Deferred income		26,065	(5,282)	19,074	(3,985)

Cash generated from operations		1,111,031	1,636,392	2,084,952	1,448,307

(b) Reconciliation of liabilities arising from financing activities:

		Redeemable
	Loans and	shares with other	Interest	Lease
	borrowings	preferential rights	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				Note 24
At July 1, 2020	416,389	2,381,327	610	602,974	3,401,300

Additions through business combination	21,979	—	—	38,713	60,692

Changes from financing cash flows:
Proceeds from loans and borrowings	313	—	—	—	313
Repayment of loans and borrowings	(416,588)	—	—	—	(416,588)
Interest of loans and borrowings paid	—	—	(1,488)	—	(1,488)
Payment of capital element and interest element of lease liabilities	—	—	—	(215,762)	(215,762)

Total changes from financing cash flows	(416,275)	—	(1,488)	(215,762)	(633,525)

Exchange adjustments	(1,499)	(42,771)	—	(22,607)	(66,877)

Other changes:
Fair value changes of redeemable shares with other preferential rights	—	1,625,287	—	—	1,625,287
Decrease in redeemable shares with other preferential rights	—	(3,963,843)	—	—	(3,963,843)
Increase in lease liabilities from entering into new leases during the year	—	—	—	403,955	403,955
Decrease in lease liabilities from derecognition	—	—	—	(29,678)	(29,678)
Increase in interest expenses	—	—	1,545	26,817	28,362

Total other changes	—	(2,338,556)	1,545	401,094	(1,935,917)

At June 30, 2021	20,594	—	667	804,412	825,673

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At July 1, 2021	20,594	667	804,412	825,673

Changes from financing cash flows:
Repayment of loans and borrowings	(5,295)	—	—	(5,295)
Interest of loans and borrowings paid	—	(1,000)	—	(1,000)
Payment of capital element and interest element of lease liabilities	—	—	(317,017)	(317,017)

Total changes from financing cash flows	(5,295)	(1,000)	(317,017)	(323,312)

Exchange adjustments	197	(29)	2,260	2,428

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	338,131	338,131
Decrease in lease liabilities from derecognition	—	—	(209,712)	(209,712)
Increase in interest expenses	—	405	32,991	33,396
Forgiveness of loans and borrowings	(8,548)	—	—	(8,548)

Total other changes	(8,548)	405	161,410	153,267

At June 30, 2022	6,948	43	651,065	658,056

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24
At July 1, 2022	6,948	43	651,065	658,056

Additions through business combination (Note 28(a))	—	—	15,313	15,313
Changes from financing cash flows:
Repayment of loans and borrowings	(206)	—	—	(206)
Payment of capital element and interest element of lease liabilities	—	—	(346,008)	(346,008)

Total changes from financing cash flows	(206)	—	(346,008)	(346,214)

Exchange adjustments	576	—	25,267	25,843

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	718,985	718,985
Decrease in lease liabilities from derecognition	—	—	(213,284)	(213,284)
Increase in interest expenses	—	226	34,396	34,622
Forgiveness of loans and borrowings	(103)	—	—	(103)

Total other changes	(103)	226	540,097	540,220

At June 30, 2023	7,215	269	885,734	893,218

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At July 1, 2023	7,215	269	885,734	893,218

Changes from financing cash flows:
Repayment of loans and borrowings	—	—	—	—
Payment of capital element and interest element of lease liabilities	—	—	(236,519)	(236,519)

Total changes from financing cash flows	—	—	(236,519)	(236,519)

Exchange adjustments	44	—	(21,071)	(21,027)

Other changes:
Increase in lease liabilities from entering into new leases during the period	—	—	622,916	622,916
Decrease in lease liabilities from derecognition	—	—	(30,867)	(30,867)
Increase in interest expenses	—	90	25,112	25,202

Total other changes	—	90	617,161	617,251

At December 31, 2023	7,259	359	1,245,305	1,252,923

(c) Total cash out flow for leases:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Within operating cash flows	(31,502)	(33,032)	(71,185)	(38,531)
Within financing cash flows	(215,762)	(317,017)	(346,008)	(236,519)
	(247,264)	(350,049)	(417,193)	(275,050)

(d) Non-cash transactions

Non-cash transactions incurred during the year ended June 30, 2021 mainly comprised the conversion of redeemable shares with other preferential rights into ordinary shares upon the date of completion of IPO with the amount of RMB3,963,843,000 transferred from liabilities to equity.

No significant non-cash transaction incurred during the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023.

23 Trade and other payables

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000

Non-current
Payable relating to construction projects	—	—	12,411

Current
Trade payables	649,415	653,713	855,914
Payroll payable	68,969	93,065	166,079
Accrued expenses	264,905	236,594	309,951
Other taxes payable	52,078	49,072	43,850
Deposits	1,875,380	1,785,405	1,782,181
Payable relating to leasehold improvements	37,109	47,654	59,653
Payable relating to construction projects	29,776	25,835	33,051
Amounts due to related parties (Note 32(c))	13,710	6,371	7,334
Others	81,649	121,593	131,813
	3,072,991	3,019,302	3,389,826

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

24 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2022		As at June 30, 2023		As at December 31,2023
	Present		Present		Present
	value of the		value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	257,997	263,332	328,933	334,778	447,319	457,747

After 1 year but within 2 years	176,047	188,172	251,844	259,948	373,712	403,679
After 2 years but within 5 years	188,031	215,398	227,048	260,188	350,181	399,187
After 5 years	28,990	39,421	77,909	110,215	74,093	102,502

	393,068	442,991	556,801	630,351	797,986	905,368

	651,065	706,323	885,734	965,129	1,245,305	1,363,115

Less: total future interest expenses		(55,258)		(79,395)		(117,810)

Present value of lease liabilities		651,065		885,734		1,245,305

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

On October 15, 2020, the Company successfully listed on the New York Stock Exchange and made an offering of 121,600,000 Class A ordinary shares (excluding any Class A ordinary shares issued pursuant to the exercise of the over-allotment option) at a price at USD5.00 per share. All Series A preferred shares were converted and re-designated into Class A ordinary shares upon completion of the IPO on October 15, 2020. The fair value of each of Series A preferred share on the conversion date was the offer price in the global offering.

Changes in fair value of redeemable shares with other preferential rights were recorded as “fair value changes of redeemable shares with other preferential rights” in the consolidated statement of profit or loss for the year ended June 30, 2021.

26 Capital and reserves

(a) Share capital and additional paid-in capital

As at June 30, 2022 and 2023 and December 31, 2023, the Company authorized 5,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of June 30, 2022 and 2023 and December 31, 2023, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at June 30, 2022		As at June 30, 2023		As at December 31, 2023
	Number of		Number of		Number of
	shares	Share capital	shares	Share capital	shares	Share capital
		RMB’000		RMB’000		RMB’000
Class A ordinary shares	897,275,873	69	—	—	—	—
Class B ordinary shares	328,290,482	23	—	—	—	—
Ordinary shares	—	—	1,263,689,685	95	1,263,689,685	95
	1,225,566,355	92	1,263,689,685	95	1,263,689,685	95

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

(ii) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effect from the Company’s listing on the Hong Kong Stock Exchange, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of USD0.00001 each.

(iii) On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of USD0.00001 each and offer price of HKD13.80 each.

(iv) During the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023, 3,897,180, 4,161,100 and 636,608 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(v) During the year ended June 30, 2023, 3,462,870 shares were cancelled, which mainly including 3,462,868 shares repurchased under 2022 share repurchase program (see Note 26(b)(v)).

(vi) As at June 30, 2022 and 2023 and December 31, 2023, among the ordinary shares issued, 22,919,736, 18,834,996 and 20,356,896 shares were recognized as treasury shares (see Note 26(b)(v)), respectively.

(vii) Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

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

During the year ended June 30, 2023, the Company repurchased 3,373,228 ordinary shares on the New York Stock Exchange and 166,000 ordinary shares on the Hong Kong Stock Exchange under the 2021 and 2022 Share Repurchase Programs for total considerations of USD4,370,000 (equivalent to RMB31,175,000) and HKD1,696,000 (equivalent to RMB1,536,000), respectively.

Pursuant to 2021 Share Repurchase Program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transfer all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 Share Repurchase Program, 166,000 shares repurchased on the Hong Kong Stock Exchange and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

On September 15, 2023, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

During the six months ended December 31, 2023, the Company repurchased ordinary shares under the 2023 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of	Highest	Lowest		Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
December 2023	1,450,108	4.98	4.57	6,981	708,400	37.85	36.35	26,290

Equivalent to RMB’000				49,630				23,930

(c) Capital management

The Group defines “capital” as including all components of equity. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the reporting periods. The Group is not subject to any externally imposed capital requirements.

(d) Dividends

During the year ended June 30, 2021, no dividend was paid or declared by the Company.

During the year ended June 30, 2022, dividends of USD0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended June 30, 2023, special cash dividends of USD0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the six months ended December 31, 2023, final dividends of USD0.103 per ordinary share, amounting to USD128,758,000 (equivalent to RMB923,664,000), in respect of the year ended June 30, 2023, were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Special cash dividends of USD0.0725 per ordinary share, amounting to USD90.5 million, were proposed and approved by the board of directors of the Company in March 2024. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of December 31, 2023.

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

As at June 30, 2023 and December 31, 2023, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

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

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair values are as follows:

			Weighted-
		Weighted-	average
		average	grant date
		exercise price	fair value
	Number of	USD per	USD per
	restricted	restricted	restricted
	shares	share	share
Outstanding as of July 1, 2020	79,224,019	0.036	7.67
Vested during the year	(71,132,744)	0.036	7.67
Forfeited during the year	(2,335,487)	0.036	7.67

Outstanding as of June 30, 2021	5,755,788	0.036	7.67

Outstanding as of July 1, 2021	5,755,788	0.036	7.67
Vested during the year	(2,114,000)	0.036	7.67
Forfeited during the year	(1,101,368)	0.036	7.67

Outstanding as of June 30, 2022	2,540,420	0.036	7.67

Outstanding as of July 1, 2022	2,540,420	0.036	7.67
Vested during the year	(2,496,668)	0.036	7.67
Forfeited during the year	(43,752)	0.036	7.67

Outstanding as of June 30, 2023 and December 31, 2023	—	—	—

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

The option activities during the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		USD per share	USD per share
Outstanding at July 1, 2020	11,014,000	0.036	3.08
Granted	4,703,500	0.036	4.89
Exercised	(747,664)	0.036	3.08
Forfeited	(2,569,000)	0.036	3.10
Outstanding at June 30, 2021	12,400,836	0.036	3.71
Exercisable at June 30, 2021	1,128,336	0.036	3.08
Non-vested at June 30, 2021	11,272,500	0.036	3.78

Outstanding at July 1, 2021	12,400,836	0.036	3.71
Exercised	(1,783,180)	0.036	3.64
Forfeited	(1,699,164)	0.036	4.01
Outstanding at June 30, 2022	8,918,492	0.036	3.67

Exercisable at June 30, 2022	1,888,574	0.036	3.39
Non-vested at June 30, 2022	7,029,918	0.036	3.74

Outstanding at July 1, 2022	8,918,492	0.036	3.67
Exercised	(1,376,096)	0.035	3.90
Forfeited	(1,841,000)	0.036	3.33

Outstanding at June 30, 2023	5,701,396	0.036	3.72
Exercisable at June 30, 2023	2,114,496	0.036	3.36
Non-vested at June 30, 2023	3,586,900	0.036	3.94

Outstanding at July 1, 2023	5,701,396	0.036	3.72
Exercised	(427,492)	0.036	4.20
Forfeited	(104,800)	0.036	4.74

Outstanding at December 31, 2023	5,169,104	0.036	3.66

Exercisable at December 31, 2023	2,237,104	0.036	3.57
Non-vested at December 31, 2023	2,932,000	0.036	3.73

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB126,148,000, RMB77,768,000,RMB33,306,000 and RMB7,593,000 for the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023, respectively.

(c) Restricted share units

(i)	Granted during the year ended June 30, 2023

In October 2022, the board of directors approved the grant of restricted shares units (“RSUs”) to purchase 143,436 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into two tranches. The first tranche immediately vested on the grant date, and the remaining tranche will vest in one year from the grant date, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 1,333,360 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the year ended June 30, 2023. These RSUs were divided into three to five tranches. Certain portions of these RSUs were immediately vested on the grant date, and the remaining tranches will vest based on individual vesting schedules ranging from two to four years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In addition, the board of directors approved the grant of RSUs to purchase 5,084,800 ordinary shares of the Company to an employee of the Group at purchase price of USD0.036 per share in March 2023. Each of 20% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, on the condition that the employee remains in service and has fulfilled the respective annual net profit targets for the department which the employee is in charge of in each of the calendar years of 2023, 2024, 2025, 2026 and 2027.

(ii) Granted during the six months ended December 31, 2023

In October 2023, the board of directors approved the grant of RSUs to purchase 22,472 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches will vest on January 15, 2014, April 15, 2024 and July 15, 2024, respectively, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 103,200 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the six months ended December 31, 2023. These RSUs were divided into three to five tranches. Each tranche will vest based on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

(iii) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

			Weighted-average
		Weighted-average	grant date
	Number of	purchase price	fair value
	RSUs	USD per RSU	USD per RSU

Outstanding as of July 1, 2022	—	—	—
Granted	6,561,596	0.035	4.12
Vested	(288,336)	0.026	2.42
Forfeited	(107,800)	0.036	2.89

Outstanding as of June 30, 2023	6,165,460	0.036	4.22
Granted	125,672	0.030	5.37
Vested	(209,116)	0.024	3.55
Forfeited	(123,760)	0.036	3.16

Outstanding as of December 31, 2023	5,958,256	0.036	4.32

  The fair value of RSUs was determined with reference to the market prices of the Company’s ordinary shares at the respective grant dates.

The fair value of RSUs granted during the year ended June 30, 2023 and the six months ended December 31, 2023 was USD27,004,000 (equivalent to RMB186,116,000) and USD674,000 (equivalent to RMB4,812,000) in aggregate. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB28,963,000 and RMB38,839,000 for the year ended June 30, 2023 and the six months ended December 31, 2023.

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

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors and franchisees.The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2022 and 2023 and December 31, 2023, 53%, 40% and 40% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

Trade receivables relating to certain sales of fixtures to franchisees are collected by instalments within the periods ranging from 32 to 36 months. All other trade receivables are due within 20 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	As at June 30, 2022
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000

Current (not past due)	2%	186,151	(3,967)
Less than 90 days past due	8%	96,508	(7,458)
91 - 270 days past due	23%	10,554	(2,446)
271 - 450 days past due	38%	18,224	(6,991)
451 - 810 days past due	75%	416	(310)
More than 810 days past due	100%	10,193	(10,193)

		322,046	(31,365)
Additional loss allowance due to specific consideration on certain distributors		53,752	(53,752)

		375,798	(85,117)

	As at June 30, 2023
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000

Current (not past due)	2%	288,057	(6,547)
Less than 90 days past due	10%	22,419	(2,306)
91 - 270 days past due	28%	3,223	(890)
271 - 450 days past due	53%	2,267	(1,194)
451 - 810 days past due	58%	2,223	(1,289)
More than 810 days past due	100%	1,419	(1,419)

		319,608	(13,645)
Additional loss allowance due to specific consideration on certain distributors		75,119	(75,119)

		394,727	(88,764)

	As at December 31, 2023
		Gross
	Expected	carrying	Loss
	loss rate	amount	allowance
	%	RMB’000	RMB’000

Non-current portion	2%	18,045	(433)

Current portion
Current (not past due)	2%	376,711	(8,828)
Less than 90 days past due	11%	58,127	(6,600)
91 - 270 days past due	27%	9,791	(2,647)
271 - 450 days past due	75%	317	(237)
451 - 810 days past due	79%	1,445	(1,142)
More than 810 days past due	100%	1,010	(1,010)
		447,401	(20,464)

Additional loss allowance due to specific consideration on certain distributors		57,537	(57,537)

		504,938	(78,001)

		522,983	(78,434)

Loss allowances of RMB53,752,000,RMB75,119,000 and RMB57,537,000 for trade receivables mainly from certain overseas distributors were made during the years ended June 30, 2022 and 2023 and the six months ended December 31,2023 due to deterioration of financial status of these distributors.

Expected loss rates are based on actual loss experience over the past 2 to 3 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables during the reporting periods presented is as follows:

RMB’000
Balance at July 1, 2021	(59,827)

Credit loss recognized during the year	(28,924)
Exchange adjustment	3,634

Balance at June 30, 2022	(85,117)
Credit loss recognized during the year	(908)
Exchange adjustment	(2,739)

Balance at June 30, 2023	(88,764)
Credit loss recognized during the period	(2,080)
Written off during the period	10,476
Exchange adjustment	1,934

Balance at December 31, 2023	(78,434)

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

The following significant changes in the gross carrying amounts of trade receivables and changes in additional loss allowance due to specific consideration on certain distributors contributed to the decrease in the loss allowance during the six months ended December 31, 2023:

●	Increase in the gross carrying amounts of trade receivables not past due and past due but less than 270 days resulted in an increase in loss allowance of RMB8,332,000.
●	Reversal of additional loss allowance of RMB7,106,000 for trade receivables due from a distributor upon collection of receivables.
●	Write-off of RMB10,476,000 of trade receivables due from certain distributors with loss allowance fully provided.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023.

(b) Liquidity risk

As at June 30, 2022 and 2023 and December 31, 2023, the Group’s net current assets amounted to RMB4,283,891,000,RMB6,018,410,000 and RMB5,920,655,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023, the Group had net cash generated from operating activities of approximately RMB1,406,262,000,RMB1,666,030,000 and RMB1,097,541,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of each reporting period presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of the each reporting period presented) and the earliest date the Group can be required to pay.

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,072,991	—	—	—	3,072,991	3,072,991
Loans and borrowings	645	845	6,204	—	7,694	6,948
Lease liabilities	263,332	188,172	215,398	39,421	706,323	651,065
	3,336,968	189,017	221,602	39,421	3,787,008	3,731,004

		More	More
		than 1	than 2			Carrying
	Within	year but	years but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,019,302	—	—	—	3,019,302	3,019,302
Loans and borrowings	216	918	6,716	—	7,850	7,215
Lease liabilities	334,778	259,948	260,188	110,215	965,129	885,734
	3,354,296	260,866	266,904	110,215	3,992,281	3,912,251

		More than	More than			Carrying
	Within	1 year but	2 years but			amount at
	1 year or	less than	less than	More than		December 31,
	on demand	2 years	5 years	5 years	Total	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other payables	3,389,826	—	12,411	—	3,402,237	3,402,237
Loans and borrowings	935	2,360	4,497	—	7,792	7,259
Lease liabilities	457,747	403,679	399,187	102,502	1,363,115	1,245,305

	3,848,508	406,039	416,095	102,502	4,773,144	4,654,801

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

(i) Interest rate profile

The following table details the interest rate profile of the Group’s interest-bearing financial instruments at the end of each reporting period presented:

		As at June 30,		As at June 30,		As at December 31,
	Interest rates	2022	Interest rates	2023	Interest rates	2023
	%	RMB‘000%		RMB‘000%		RMB‘000
Fixed rate instrument:
Loans and borrowings	0%~9.0%	(6,948)	3.0%	(7,215)	3.0%	(7,259)
Cash at bank (Note 20)	1.3%~2.5%	565,402	3.08%~5.25%	1,040,921	3.75%	103,207
Term deposits	0.3%~2.2%	236,878	0.9%~5.5%	681,715	0.9%~6.02%	310,759
		795,332		1,715,421		406,707
Variable rate instrument:
Restricted cash (Note 21)	0.3%~1.9%	32,376	0.3%~1.8%	27,073	0.2%~1.8%	7,970
Cash at bank (Note 20)	0%~3.5%	4,782,640	0%~3.5%	5,447,716	0%~5.2%	6,311,451
		4,815,016		5,474,789		6,319,421

(ii) Sensitivity analysis

At June 30, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the year and decreased/increased accumulated losses by approximately RMB37,397,000.

At June 30, 2023 and December 31, 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the reporting periods and retained earnings by approximately RMB42,401,000 and RMB24,363,000, respectively.

(d) Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euros and Hong Kong Dollars. The Group manages this risk as follows:

(i) Exposure to currency risk

The following table details the Group’s exposure at the end of the reporting periods to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in Renminbi, translated using the spot rate at the  end of the reporting periods. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2022
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	54,944	5,021	—	—	—
Cash and cash equivalents	486,139	7,516	2,852	2,094	2
Term deposits	336	—	—	—	—
Trade and other payables	(63,576)	(8,909)	(9,364)	—	—
Loans and borrowings	(133)	—	—	—	—
Net exposure arising from recognized assets and liabilities	477,710	3,628	(6,512)	2,094	2

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at June 30, 2023
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	61,922	—	—	—	—
Cash and cash equivalents	455,032	6,677	5,100	2,429	3
Term deposits	344	—	—	—	—
Trade and other payables	(83,094)	(4,664)	(13,950)	—	—
Net exposure arising from recognized assets and liabilities	434,204	2,013	(8,850)	2,429	3

	Exposure to foreign currencies
	(Expressed in thousands of Renminbi)
	As at December 31, 2023
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	141,973	20	23,814	—	3,889
Cash and cash equivalents	309,966	37,492	7,868	3,068	19
Term deposits	35,712	—	—	—	—
Trade and other payables	(82,669)	(5,151)	(11,401)	(820)	(930)

Net exposure arising from recognized assets and liabilities	404,982	32,361	20,281	2,248	2,978

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax (and accumulated loss/retained earnings) that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2022			As at June 30, 2023			As at December 31, 2023
		Effect on			Effect on			Effect on
	Increase/	profit for the		Increase/	profit for the		Increase/	profit for the
	(decrease) in	year and		(decrease) in	year and		(decrease) in	period and
	foreign	accumulated		foreign	retained		foreign	retained
	exchange rates	losses		exchange rates	earnings		exchange rates	earnings
		RMB’000			RMB’000			RMB’000
United States Dollars	1%	4,744		1%	4,324		1%	3,375
	(1)%	(4,744)		(1)%	(4,324)		(1)%	(3,375)
Euros	1%	28		1%	19		1%	270
	(1)%	(28)		(1)%	(19)		(1)%	(270)
Hong Kong Dollars	1%	(65)		1%	(89)		1%	208
	(1)%	65		(1)%	89		(1)%	(208)
Renminbi	1%	16		1%	20		1%	19
	(1)%	(16)		(1)%	(20)		(1)%	(19)
Others	1%	—	*	1%	—	*	1%	25
	(1)%	—	*	(1)%	—	*	(1)%	(25)

Note:

*	The amount was less than RMB1,000.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ profit after tax and equity measured in the respective functional currencies, and then translated into Renminbi at the exchange rate ruling at the end of the reporting periods for presentation purposes.

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

(e) Fair value measurement

(i) Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of each reporting period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2022 categorized into
	2022	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investments in trust investment schemes	208,649	—	208,649	—
- Investment in a monetary fund	1,874	1,874	—	—

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2023 categorized into
	2023	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investments in trust investment schemes	205,329	—	205,329	—
- Investment in an unlisted Partnership Enterprise	73,870	—	73,870	—

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2023 categorized into
	2023	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investments in trust investment schemes	202,866	—	202,866	—
- Investment in a wealth management product	50,000	—	50,000	—
- Investment in an unlisted Partnership Enterprise	90,603	—	—	90,603

During the years ended June 30, 2021, 2022 and 2023, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. During the six months ended December 31, 2023, the investment in an unlisted Partnership Enterprise was transferred from Level 2 to Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

Other investments in Level 1 as at June 30, 2022 represented an investment in monetary fund. The fair value of this investment was determined based on the market price at the balance sheet date.

Other investments in Level 2 as at June 30, 2022 and 2023 and December 31, 2023 mainly represented investments in trust investment schemes and a wealth management product.The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust companies or bank, that established and managed the investments (see Note 17), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The Group invested in an unlisted Partnership Enterprise in late June 2023 with a consideration of USD10,409,000 (equivalent to RMB73,870,000). As at June 30, 2023, the fair value of this investment was measured at the investment consideration, which represented the recent transaction price, and was classified as Level 2.

At December 31, 2023, the fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach with the assistance of an independent valuer, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2022 and 2023 and December 31, 2023 because of the short-term maturities of these financial instruments.

30 Commitments

(a) Capital commitments outstanding as at the end of each reporting period presented not provided for in the financial statements were as follows:

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Contracted purchase of software	1,000	—	—
Contracted for construction projects	830,573	472,038	570,840
Contracted for	831,573	472,038	570,840
Authorized but not contracted for construction projects	11,279	510,608	266,333
Total	842,852	982,646	837,173

31 Contingencies

(a)	The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160,000,000 in 2021, RMB175,000,000 in 2022, RMB190,000,000 in 2023, RMB210,000,000 in 2024 and RMB230,000,000 in 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate for the shortfall.

In January 2021 and April 2022, MINISO Guangzhou had provided performance guarantees of RMB160,000,000 and RMB175,000,000 respectively issued by a commercial bank to this local government in respect of the commitments of tax payments for the calendar years of 2021 and 2022. The above entities had met the commitments for the calendar years of 2021 and 2022 and therefore MINISO Guangzhou was not required to make any compensation to the local government under the above performance guarantees. The above performance guarantees have expired on March 31, 2022 and March 31, 2023, respectively.

In March 2023, MINISO Guangzhou provided a performance guarantee of RMB190,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2023, which is valid from April 1, 2023 to March 31, 2024. The directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2023, the above entities are expected to meet and have met the commitment for the calendar year of 2023 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2023 or December 31, 2023.

(b)	Lawsuit relating to illicit competition

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

During the year ended June 30, 2023, a provision amounting to RMB30,000,000 was made based on the first instance judgment made by the court despite that the Group had filed an application of appeal to the court.

As of December 31, 2023, the final judgment has been made by the court that the first instance judgment should be upheld, and the application of appeal filed by the Group has been dismissed. RMB30,000,000 has been paid to the plaintiff during the six months ended December 31, 2023.

(c)	Securities class action

A putative securities class action lawsuit relating to the disclosures in the Company’s IPO registration and prospectus was filed against the Company and certain of the Company’s officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. The lead plaintiff was appointed in November 2022 and has filed the complaint to the court. As of June 30, 2023, the Company and other defendants has filed the motion to dismiss the complaint and a decision was pending. This action remained at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any.

As of December 31, 2023, the Company and other defendants has completed briefing on the motion to dismiss and a decision was still pending.The directors and the Group’s litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Subsequently on February 23, 2024, the motion to dismiss the complaint was granted by the court with leave to amend. Plaintiffs have filed a motion for reconsideration of the court’s decision and intended to file a further amended complaint.

32 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

MINI Investment Holding Limited	Under common control of the controlling shareholder

Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design (Guangzhou) Limited	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

MINISO Technology (Guangzhou) Co., Ltd.	Under common control of the controlling shareholder

199 Global Holding (Guangzhou) Limited	Under common control of the controlling shareholder

Mingyou (i)	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder

Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder

OasVision International Limited	Under common control of the controlling shareholder

Miniso (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder

Miniso Corporation	Under common control of the controlling shareholder

Miniso Lifestyle Nigeria Limited	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited (ii)	Significantly influenced by the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Development Co., Ltd. (formerly known as Guangzhou Mingchuang Business Development Co., Ltd.)	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Management Co., Ltd.	Significantly influenced by the controlling shareholder

KOURITEN LIMITED (iii)	Subsidiary of an equity accounted investee of the Group

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

(iii) On October 26, 2023, the Group invested in the parent company of KOURITEN LIMITED and acquired 25% of its interest. KOURITEN LIMITED became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and KOURITEN LIMITED from October 26, 2023 to December 31, 2023 and the balances with KOURITEN LIMITED as at December 31, 2023 were included in Notes 32 (b) and 32 (c), respectively.

(b)	Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Short-term employee benefits	8,795	13,018	13,069	8,171
Equity-settled share-based payment expenses (Note 27)	39,727	—	718	508
	48,522	13,018	13,787	8,679

(ii) Other transactions with related parties

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000

Proceeds from repayment from related parties
- MINI Investment Holding Limited (i)	9,508	—	—	—
- Nome Design (Guangzhou) Limited (ii)	5,205	—	—	—

Repayment to the controlling shareholder
- Mr. Ye Guofu (iii)	11,946	—	—	—

Sales of products
- Miniso Lifestyle Nigeria Limited	5,312	—	18,046	11,577
- OasVision International Limited	9,914	16,979	—	—
- MINISO Technology (Guangzhou) Co., Ltd.	1,271	—	—	—
- Haydon (Shanghai) Technology Co., Ltd.	—	11	—	—
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	—	4,020	3,026
- Wow Colour Beauty Guangdong Technology Limited	—	—	85	—
- KOURITEN LIMITED	—	—	—	10,048

Provision of information technology support and consulting services
- Haydon (Shanghai) Technology Co., Ltd. (v)	3,050	5,688	916	26
- Wow Colour Beauty Guangdong Technology Limited (iv)	9,912	7,080	2,714	1,466
- ACC Super Accessories Shenzhen Technology Limited (iv)	—	2,651	207	138
- Henhaohe Tea Guangdong Limited (v)	—	8,410	230	—

License fee income
- KOURITEN LIMITED	—	—	—	87

Purchase of products
- Shanghai Kerong Networks Limited	38,148	15,465	12,125	2,286
- Shenzhen Zhizhi Brand Incubation Limited	22,220	4,407	—	—
- Wow Colour Beauty Guangdong Technology Limited	19	1,029	1	23
- Nome Design (Guangzhou) Limited	581	112	—	—
- Haydon (Shanghai) Technology Co., Ltd.	894	53	—	—
- 199 Global Holding (Guangzhou) Limited	135	190	—	—
- ACC Super Accessories Shenzhen Technology Limited	—	48	206	—
- ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	—	—	452	—
- Guangzhou Mingyou Business Development Co., Ltd.	—	—	367	—

Provision of guarantee for a subsidiary of the then equity-accounted investee
- Mingyou (v)	160,000	160,000	—	—

Purchase of catering services
- Guangzhou Chuyunju Catering Service Co., Ltd.	8,334	8,816	—	—
- Guangzhou Chuyunju Catering Management Co., Ltd.	—	3,104	6,078	3,888

Rental and related expenses
- Guangzhou Mingyou Business Development Co., Ltd. (vii)	—	—	2,359	4,016
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	—	—	200
- Guangzhou Mingyou Business Management Co., Ltd.	—	—	—	347

Payment of lease liabilities
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.(vi)	—	4,147	26,583	19,271

Payment of rental deposits
- Miniso (Zhaoqing) Industrial Investment Co., Ltd. (vi)	—	—	10,647	113
- Guangzhou Mingyou Business Development Co., Ltd. (vii)	—	—	1,710	—

Payment of earnest money in connection with lease of a property
- Guangzhou Mingyou Business Management Co., Ltd.	—	—	—	1,000

Notes:

(i)	The Group provided interest-free cash advance to MINI Investment Holding Limited amounting to RMB9,508,000 during the year ended June 30, 2019. The amount was fully repaid in July 2020.
(ii)

The Group provided interest-free cash advances to Nome Design (Guangzhou) Limited amounting to RMB5,205,000 during the period from March to June 2020. The amount was subsequently fully repaid in July 2020.

(iii)	The Group settled other payables to Mr. Ye Guofu amounting to RMB11,946,000 during the year ended June 30, 2021.
(iv)

Pursuant to the information technology support and consulting services agreements entered into between the Group and Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong Limited, the Group provided business management systems deployment and support services to these entities during the years ended June 30, 2021, 2022 and 2023 and the six months ended December 31, 2023.

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

During the six months ended December 31, 2023, the Group entered into another lease agreement with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of properties as employee dormitories with fixed lease payments for five years. The Group recognized a right-of-use asset and a lease liability of RMB2,065,000 in total at the commencement date of this new lease. The Group also paid a rental deposit of RMB113,000 in connection with this lease during the six months ended December 31, 2023.

During the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023, the Group made payments of lease liabilities of RMB4,147,000, RMB26,583,000 and RMB19,271,000 respectively to Miniso (Zhaoqing) Industrial Investment Co., Ltd. in connection with the lease of properties.

(vii)

In March 2023, the Group entered into a five-year lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingyou Business Development Co., Ltd.. In April 2023, the five-year lease agreement was cancelled and replaced with a nine-month lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the year ended June 30, 2023 and the six months ended December 31, 2023 were RMB2,359,000 and RMB4,016,000, respectively. The Group also paid rental deposit of RMB1,710,000 in connection with the lease of this property during the year ended June 30, 2023.

(c)	Balances with related parties

			As at
	As at June 30,		December 31,
	2022	2023	2023
	RMB’000	RMB’000	RMB’000
Trade related:
Included in non-current trade and other receivables from related parties:
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	10,647	10,760

Included in current trade and other receivables from related parties:
- Haydon (Shanghai) Technology Co., Ltd.	2,150	46	54
- Wow Colour Beauty Guangdong Technology Limited	2,189	767	1,508
- ACC Super Accessories Shenzhen Technology Limited	527	293	277
- Henhaohe Tea Guangdong Limited	239	—	—
- Miniso Lifestyle Nigeria Limited	—	2,484	12,427
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.	—	—	3,339
- Guangzhou Mingyou Business Development Co., Ltd.	—	2,012	1,710
- Guangzhou Mingyou Business Management Co., Ltd.	—	—	1,000
- KOURITEN LIMITED	—	—	7,521
	5,105	5,602	27,836

Included in trade and other payables to related parties:
- Shanghai Kerong Networks Limited	1,241	1,102	319
- Wow Colour Beauty Guangdong Technology Limited	70	—	—
- Haydon (Shanghai) Technology Co., Ltd.	53	—	—
- Nome Design (Guangzhou) Limited	126	126	126
- ACC Super Accessories Shenzhen Technology Limited	145	9	9
- Guangzhou Chuyunju Catering Service Co., Ltd.	8,971	4,204	4,204
- Guangzhou Chuyunju Catering Management Co., Ltd.	3,104	880	1,676
- Guangzhou Mingyou Business Development Co., Ltd.	—	50	—
- KOURITEN LIMITED	—	—	1,000
	13,710	6,371	7,334

Included in prepayment to related parties:
- Miniso Corporation	69	—	—

Included in lease liabilities due to related parties:
- Miniso (Zhaoqing) Industrial Investment Co., Ltd.	31,426	78,914	68,406

Included in contract liabilities due to related parties:
- KOURITEN LIMITED	—	—	2,388

33 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

				For the six
				months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Other income	4,274	6,038	6,468	10,433
General and administrative expenses	(9,734)	(19,038)	(37,854)	(20,345)
Other net income/(loss)	52,056	6,607	(11,418)	5,558
Operating profit/(loss)	46,596	(6,393)	(42,804)	(4,354)
Finance income	1,030	2,930	25,608	44,400
Finance costs	(2)	—	—	—
Net finance income	1,028	2,930	25,608	44,400
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—	—
Share of loss of equity-accounted investee, net of tax	(4,011)	(8,162)	—	—
(Loss)/profit before taxation	(1,581,674)	(11,625)	(17,196)	40,046
Income tax expense	—	—	—	(3,137)
(Loss)/profit for the year/period	(1,581,674)	(11,625)	(17,196)	36,909

(ii) Condensed statement of profit or loss and other comprehensive income

				For the
				six months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year/period	(1,581,674)	(11,625)	(17,196)	36,909
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	(191,443)	174,150	383,743	(86,224)
Other comprehensive (loss)/income for the year/period	(191,443)	174,150	383,743	(86,224)
Total comprehensive (loss)/income for the year/period	(1,773,117)	162,525	366,547	(49,315)

(iii) Condensed statement of financial position

				As at
	Note	As at June 30,		December 31,
		2022	2023	2023
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries
- Cost-accounted investments in subsidiaries		2,112,276	2,300,637	2,259,187
- Amounts due from subsidiaries		1,968,572	1,443,759	1,508,405

		4,080,848	3,744,396	3,767,592
Current assets
Other investments		1,874	—	—
Other receivables		65,907	7,703	2,450
Cash and cash equivalents		646,921	1,225,474	372,459
Term deposits		201,342	361,371	145,587

		916,044	1,594,548	520,496

Total assets		4,996,892	5,338,944	4,288,088

EQUITY
Share capital	26(a)	92	95	95
Additional paid-in capital	26(a)	7,982,824	7,257,080	6,333,584
Other reserves		(1,627,210)	(1,242,585)	(1,401,580)
Accumulated losses		(1,440,512)	(726,810)	(689,901)

Total equity		4,915,194	5,287,780	4,242,198

LIABILITIES
Non-current liabilities
Deferred income		14,488	8,821	5,297
		14,488	8,821	5,297
Current liabilities
Other payables		60,915	35,565	33,950
Deferred income		6,295	6,778	6,643

		67,210	42,343	40,593

Total liabilities		81,698	51,164	45,890

Total equity and liabilities		4,996,892	5,338,944	4,288,088

(iv) Condensed statement of cash flow

				For the
				six months ended
	For the year ended June 30,			December 31,
	2021	2022	2023	2023
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash from/(used in) operating activities	28,366	(16,177)	(43,240)	(22,277)
Net cash (used in)/from investing activities	(3,432,692)	120,173	528,830	259,852
Net cash from/(used in) financing activities	4,181,655	(395,322)	43,396	(1,083,077)
Net increase/(decrease) in cash and cash equivalents	777,329	(291,326)	528,986	(845,502)
Cash and cash equivalents at beginning of the year/period	153,889	925,638	646,921	1,225,474
Effect of movements in exchange rates on cash held	(5,580)	12,609	49,567	(7,513)
Cash and cash equivalents at end of the year/period	925,638	646,921	1,225,474	372,459

34 Amendments and new standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2024 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for
accounting periods
beginning on or after
- Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2024

- Non-current liabilities with covenants (Amendments to IAS 1)	January 1, 2024

- Lease liability in a sale and leaseback (Amendments to IAS 16)	January 1, 2024

- Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024

- Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025

- Sale or contribution of assets between an investor and its associate or joint venture (Amendments to IFRS 10 and IAS 28)	Will be determined at a future date