Form 20-F
period 2024-12-31
MINISO Group Holding Ltd
filed 2025-04-24
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

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

1,249,871,833 ordinary shares, par value US$0.00001 per share as of December 31, 2024.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS Accounting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each representing four ordinary shares, par value US$0.00001 per share;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“Core SKU” refers to SKU that generates over RMB100,000 in sales for over a consecutive 12-month period;
●	“GMV” refers to the total value of all merchandises sold by us and our retail partners and distributors to end customers, before deducting sales rebates and including the VAT and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;
●	“HKEx Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong,” “HK” and “Hong Kong S.A.R.” refer to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” and “HK$” refer to the legal currency of Hong Kong;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;
●	“IFRS” refers to IFRS Accounting Standards as issued by the International Accounting Standards Board;
●	“MINISO,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
●	“MINISO Retail Partner” refers to franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise. Other distinguishing features of the MINISO Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;
●	“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model;
●	“revenue” refers to our revenue from continuing operations, excluding the revenue from discontinued operations;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SKU” refers to stock keeping unit;
●	“TOP TOY-brand products” refers to pop toy products of our own brands or brands codeveloped with IP licensors that are sold under the TOP TOY label;
●	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government promulgates legislations on its foreign currency reserves in part through regulation of the conversion of RMB into foreign exchange. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

We changed our fiscal year end from June 30 to December 31 in January 2024 and filed a transition report on Form 20-F covering the six-month period from July 1, 2023 through December 31, 2023. Unless otherwise noted, all references in this annual report to years are to the calendar year from January 1 to December 31 and to our fiscal year or years are to the fiscal year or years which, prior to the transition period, ended on June 30, and from and after the transition period, ended on December 31. To enhance the comparability of our financial results of 2024, we have also included in this annual report the unaudited financial results for the twelve months ended December 31, 2023, which are derived from the arithmetic combination of our audited financial results for the six months ended December 31, 2023 and the twelve months ended June 30, 2023, after arithmetic adjustments made to exclude the financial results of the first six months of 2023.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

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

In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

Doing Business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China. We are subject to complex and evolving laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance, including without limitation, challenges in discharging our extra responsibilities in relation to establishing data security management systems for our entire operational process, organizing education and training sessions on data security, employing corresponding technical and other necessary measures to safeguard data security, formulating internal management systems and operating procedures, adopting corresponding security technical measures, and preventing unauthorized access as well as breach, tampering, or loss of personal information. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other governmental authorities in mainland China in December 2021 and the Regulations on Cyber Data Security Management or the Cyber Data Regulations published by the State Council on September 24, 2024, which became effective on January 1, 2025, also resulted in uncertainties and potential additional restrictions on China-based overseas-listed companies like us. For example, uncertainty exists as to how the Cybersecurity Review Measures and the Cyber Data Regulations may be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new regulations or detailed implementation rules and interpretation thereof. If the detailed rules, implementations, or the final promulgated version of the draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by us, we will face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations” for additional details.

Furthermore, anti-monopoly regulators in mainland China have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Mainland China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.” In addition, implementation of industry-wide regulations may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in mainland China could limit the legal protections available to you and us.”

In addition to our operations in mainland China, we have operations in Hong Kong. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future.

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. In addition, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, and such new laws and regulations may also have a material impact on our business in Hong Kong. As of the date of this annual report, we have not received any notice or allegation from the governmental authority in Hong Kong alleging any breach or non-compliance of applicable data security laws.

Our business operations in Hong Kong are also subject to the Competition Ordinance in Hong Kong, which prohibits anti-competitive agreements, abuse of market power and anti-competitive mergers and acquisitions. As of the date of this annual report, no issues relating to the Competition Ordinance or our compliance with the Competition Ordinance have resulted in any material impact on our ability to conduct business. We are not now nor have ever been a party to any inquiries or investigations relating to the Competition Ordinance.

As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, continue to list on a United States stock exchange or maintain our listing status on the Hong Kong Stock Exchange. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Under the PRC Enterprise Income Tax Law, dividends paid by a foreign invested entity to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our subsidiaries in mainland China to their respective shareholders established in Hong Kong, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has entered into a tax treaty or arrangement with mainland China for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income.

Permissions Required from the PRC Authorities

Permissions required from the PRC authorities for our operations

Our operations in mainland China are governed by mainland China laws and regulations. As advised by JunHe LLP, our PRC legal adviser, except that (i) we are in the process of completing the commercial franchise filing for the “TOP TOY” brand, (ii) we have not obtained the certificate for fire control inspection for four of our directly operated TOP TOY stores and three of our directly operated MINISO stores, and (iii) the lease agreements for some of our leased properties in mainland China have not been registered with the relevant PRC government authorities in mainland China as required by mainland China laws, as of the date of this annual report, our mainland China subsidiaries have obtained all requisite licenses and permits from the relevant mainland China government authorities for the business operations in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our leased property interest may be defective and such defects may negatively affect our right to such leases” for more details. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Our operations in Hong Kong are governed by Hong Kong laws and regulations. As of the date of this annual report, our Hong Kong subsidiaries have obtained business registrations and other permits and certificates required for the rented premises, such as fire control certificates. These are the requisite licenses and permits from the government authorities in Hong Kong for our business operations in Hong Kong. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and that the scope of our business operations in Hong Kong may change in the future, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in Hong Kong in the future.

Permissions required from the PRC authorities for overseas financing activities

The PRC government has recently sought to exert more oversight and control over capital raising activities of listed companies that are conducted overseas and/or foreign investment in China-based issuers. In December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators, or the CIIOs, that procure internet products and services and network platform operators that conduct data process activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange, and relevant governmental authorities may initiate cybersecurity review if such governmental authorities consider that relevant network products or services and data processing affect or may affect national security. As advised by JunHe LLP, our PRC legal adviser, we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our initial public offering in the United States and our public offering and listing in Hong Kong because (i) our initial public offering in the United States was completed prior to the Cybersecurity Review Measures took effect, and (ii) our public offering and listing in Hong Kong was not regarded as a listing abroad within the meaning of the Cybersecurity Review Measures as confirmed by the China Cybersecurity Review Technology and Certification Center, an organization delegated by the CAC to receive consultations and applications for cybersecurity reviews, or the CCRC, during a phone consultation conducted on March 25, 2022 by our PRC legal advisor, JunHe LLP.

On September 24, 2024, the State Council published the Cyber Data Regulations, which became effective on January 1, 2025. The Cyber Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. If the network data processing activities have or may have impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. As of the date of this annual report, we have not been informed by any PRC governmental authorities that our products or services are deemed to be provided to any CIIO, nor have we been identified as a CIIO by any PRC governmental authorities, nor have we received any notice from any PRC governmental authorities requiring us to undergo a cybersecurity review or network data security review by the CAC.

Since the measures are relatively new, uncertainties exist with respect to the interpretation and implementation of these regulations. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures even if we do not engage in public offerings in a foreign exchange. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, unless otherwise provided thereunder. The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in mainland China with the underlying equity, assets, income, or other similar interests in enterprises in mainland China. If we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in mainland China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. Since we completed our initial public offering in the United States and our dual primary listing in Hong Kong, both prior to the Overseas Listing Trial Measures coming into effect, as advised by our PRC legal advisor, JunHe LLP, we therefore are not required to submit filings to the CSRC under the Overseas Listing Trial Measures for our initial public offering and listing. However, we are required to complete the filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures for our subsequent issuance of equity securities.

The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in mainland China with the underlying equity, assets, income, or other similar interests in enterprises in mainland China. Were we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. In connection with the offering of 2032 Securities, we have (i) completed the pre-issuance registration with the NDRC and obtained a certificate evidencing such registration, (ii) filed the requisite information on our equity linked securities with the NDRC within the time period as required by the NDRC after the issuance of our equity linked securities, and (iii) submitted the filing with the CSRC within the time period as required under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies after the completion of the offering of our equity linked securities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future obligations in relation to our equity linked securities.”

If the CSRC, CAC or other relevant regulatory agencies subsequently determine that approval or filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval or complete the filing in a timely manner, or at all. The CSRC, CAC or other regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from offering of securities overseas into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the listed securities, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these regulations could also have a material adverse effect on the trading price of our listed securities.

Our Holding Company Structure

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China, and to a lesser extent by our subsidiaries outside China. We do not use a variable interest entity structure. The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

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
Outside mainland China
Inside mainland China
100%
Mingyou Industrial Investment (Guangzhou)
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

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in mainland China do not prohibit direct foreign investment in mainland China companies. However, foreign investment laws in mainland China are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. Our holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under laws of mainland China” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.”

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, or where foreign currency is converted into RMB and remitted into mainland China to purchase goods or services from our mainland China subsidiaries, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of the mainland China. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future mainland China subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the mainland China. As a result of the restrictions discussed above, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in mainland China are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more information.

Under PRC laws, MINISO Group Holding Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, the amount of capital contribution made by MINISO Group Holding Limited and/or intermediate holding companies to our PRC subsidiaries was RMB1,332.0 million, RMB26.0 million, nil and RMB59.8 million (US$8.2 million), respectively. No loans were extended by MINISO Group Holding Limited to our PRC subsidiaries during these periods. In addition, our PRC subsidiaries may receive cash payments from our certain offshore subsidiaries for product sales to such offshore subsidiaries. In the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, our PRC subsidiaries received RMB1,824.4 million, RMB2,661.0 million, RMB1,671.5 million and RMB4,728.4 million (US$647.8 million), respectively, from such payments. In the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, no assets other than cash were transferred through our organization.

On August 17, 2022, our board of directors declared a cash dividend in the amount of US$0.172 per ADS, or US$0.043 per ordinary share, payable as of the close of business on September 9, 2022 to shareholders of record as of the close of business on August 31, 2022. The aggregate amount of cash dividends paid was US$53.6 million. On August 22, 2023, our board of directors declared another cash dividend in the amount of US$0.412 per ADS, or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to shareholders of record as of the close of business on September 7, 2023. The aggregate amount of cash dividend paid was US$128.8 million (RMB 923.7 million). On March 12, 2024, our board of directors declared a special cash dividend in the amount of US$0.2900 per ADS, or US$0.0725 per ordinary share, to shareholders of record as of the close of business on March 28, 2024. The aggregate amount of cash dividends paid was US$90.6 million (RMB644.8 million). On August 30, 2024, our board of directors declared an interim cash dividend in the amount of US$0.2744 per ADS, or US$0.0686 per ordinary share, to shareholders of record as of the close of business on September 13, 2024. The aggregate amount of cash dividends paid was US$85.2 million (RMB601.1 million). On March 21, 2025, our board of directors declared a final cash dividend in the amount of US$ 0.3268 per ADS, or US$0.0817 per ordinary share, to shareholders of record as of the close of business on April 8, 2025. The aggregate amount of cash dividends paid was US$101.4 million (RMB740.4 million). All of the above-mentioned dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends annually in the future representing no less than 50% of our annual adjusted net profit, a non-IFRS measure, which is defined as profit for the period excluding equity-settled share-based payment expenses. However, whether or not we actually distribute dividends and, if yes, when we are going to distribute dividends are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For mainland China and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

In addition to the dividend policy discussed above, we have adopted cash management policies, including specific policies governing approvals with respect to fund transfers throughout our organization. Our management and the audit committee of the board of directors oversee our major financial risk exposures. We maintain an authorization policy on cash management, setting forth the scope of authority for certain treasury matters that are delegated by our board of directors to be approved by our management. Under this policy, certain treasury matters, such as intercompany loans, capital contribution made by our company and/or its intermediate holding companies to its subsidiaries and dividends distributed from our company’s subsidiaries to the holding company, are clearly defined, with the level of approval required for each matter specifically identified. When funding is required, we will obtain all necessary approvals from our management and relevant governmental authorities, including the SAFE.

Other than the transfers of funds within our organization discussed above, there were no other transfer of assets, dividends or distributions made between our company and our subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023, and the year ended December 31, 2024. There are no additional tax consequences upon cash payments for capital contribution or product sales within our organization discussed above. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

A.Selected Financial Data

We changed our fiscal year end from June 30 to December 31 in January 2024. The following tables present the selected consolidated financial information of our company. The selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, the selected consolidated statement of financial position data as of June 30, 2023 and December 31, 2023 and 2024, and selected consolidated statement of cash flows data for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The unaudited financial data for the six months ended June 30, 2022 and the year ended December 31, 2023 is presented solely for the purpose of providing meaningful comparisons with that for the six months ended June 30, 2023 and the year ended December 31, 2024, respectively. The selected consolidated statement of financial position data as of June 30, 2020, 2021 and 2022 and the selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS Accounting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2020, 2021, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023 and 2024:

					For the six months ended		For the year ended
	For the fiscal year ended June 30,				December 31,		December 31,
	2020	2021	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)		(Unaudited)
	(in thousands, except for share and per share data)
Selected consolidated statement of profit or loss and other comprehensive income data:
Continuing operations:
Revenue	8,978,986	9,071,659	10,085,649	11,473,208	5,266,878	7,632,467	13,838,797	16,994,025	2,328,172
Cost of sales	(6,246,488)	(6,640,973)	(7,015,888)	(7,030,156)	(3,281,218)	(4,391,428)	(8,140,366)	(9,356,965)	(1,281,899)
Gross profit	2,732,498	2,430,686	3,069,761	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	1,046,273
Other income	37,208	52,140	25,931	17,935	14,311	18,993	22,617	21,595	2,959
Selling and distribution expenses(1)	(1,190,477)	(1,206,782)	(1,442,339)	(1,716,093)	(798,127)	(1,363,114)	(2,281,080)	(3,519,534)	(482,174)
General and administrative expenses(1)	(796,435)	(810,829)	(816,225)	(633,613)	(313,908)	(357,689)	(677,394)	(931,651)	(127,636)
Other net income/(loss)	45,997	(40,407)	87,308	114,106	72,850	21,105	62,361	114,696	15,713
(Credit loss)/ reversal of credit loss on trade and other receivables	(25,366)	(20,832)	(28,924)	1,072	(3,716)	(2,080)	2,708	2,469	338
Impairment loss on non-current assets	(36,844)	(2,941)	(13,485)	(3,448)	—	(4,547)	(7,995)	(8,846)	(1,212)
Operating profit	766,581	401,035	882,027	2,223,011	957,070	1,553,707	2,819,648	3,315,789	454,261
Finance income	25,608	40,433	66,344	145,225	64,684	123,969	204,510	118,672	16,258
Finance costs	(31,338)	(28,362)	(33,396)	(34,622)	(16,345)	(25,202)	(43,479)	(92,915)	(12,729)
Net finance (costs)/income	(5,730)	12,071	32,948	110,603	48,339	98,767	161,031	25,757	3,529
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(680,033)	(1,625,287)	—	—	—	—	—	—	—
Share of loss of equity-accounted investee, net of tax	—	(4,011)	(8,162)	—	—	268	268	5,986	820
Profit/(loss) before taxation	80,818	(1,216,192)	906,813	2,333,614	1,005,409	1,652,742	2,980,947	3,347,532	458,610
Income tax expense	(210,949)	(213,255)	(267,070)	(551,785)	(241,498)	(396,665)	(706,952)	(712,104)	(97,558)
(Loss)/profit for the year/period from continuing operations	(130,131)	(1,429,447)	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	361,052
Discontinued operations:
Loss for the year from discontinued operations, net of tax	(130,045)	—	—	—	—	—	—	—	—
(Loss)/profit for the year/period	(260,176)	(1,429,447)	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	361,052
Attributable to:
Equity shareholders of the Company	(262,267)	(1,415,010)	638,170	1,768,926	764,090	1,248,405	2,253,241	2,617,560	358,604
Non-controlling interests	2,091	(14,437)	1,573	12,903	(179)	7,672	20,754	17,868	2,448
(Loss)/profit for the year/period	(260,176)	(1,429,447)	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	361,052
(Loss)/earnings per share(2)
—Basic	(0.26)	(1.18)	0.53	1.42	0.61	1.00	1.81	2.11	0.29
—Diluted	(0.26)	(1.18)	0.52	1.41	0.61	1.00	1.80	2.10	0.29
(Loss)/earnings per share(2) – Continuing operations
—Basic	(0.12)	(1.18)	0.53	1.42	0.61	1.00	1.81	2.11	0.29
—Diluted	(0.12)	(1.18)	0.52	1.41	0.61	1.00	1.80	2.10	0.29
Other comprehensive income /(loss)for the year	6,361	(16,548)	40,494	41,198	(13,634)	(32,504)	22,328	19,128	2,621
Total comprehensive income/(loss) for the year	(253,815)	(1,445,995)	680,237	1,823,027	750,277	1,223,573	2,296,323	2,654,556	363,673
Equity shareholders of the Company	(256,583)	(1,429,621)	677,667	1,803,797	746,698	1,217,804	2,274,903	2,635,833	361,108
Non-controlling interests	2,768	(16,374)	2,570	19,230	3,579	5,769	21,420	18,723	2,565

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

					For the six months ended		For the year ended
	For the fiscal year ended June 30,				December 31,		December 31,
	2020	2021	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)			(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	127,743	131,215	52,000	44,824	16,622	41,506	69,709	13,454	1,843
General and administrative expenses	236,637	150,104	30,835	18,058	9,958	4,926	13,025	71,730	9,827
Total	364,380	281,319	82,835	62,882	26,580	46,432	82,734	85,184	11,670
(2)	Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted loss per share for the fiscal years ended June 30, 2020, the number of outstanding ordinary shares used in the calculation was 865,591,398, which excluded 111,043,373 ordinary shares held by certain share incentive awards holding vehicles as of June 30, 2020 as these shares were regarded as treasury shares for purposes of calculating per share data. The number of ordinary shares used in the calculation has been retroactively adjusted to reflect the issuance of ordinary shares by our company in connection with the incorporation of our company and the reorganization as if these events had occurred at the beginning of the earliest period presented. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2022, the weighted average number of ordinary shares in issue used in the calculation was 1,205,527,348 and 1,216,637,439, respectively. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,243,320,377 and 1,250,545,116, respectively. For purposes of calculating basic and diluted earnings per share for the six months ended December 31, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,244,926,865 and 1,251,635,862, respectively. For purposes of calculating basic and diluted earnings per share for the year ended December 31, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,244,720,534 and 1,252,361,115, respectively. For purposes of calculating basic and diluted earnings per share for the fiscal year ended December 31, 2024, the weighted average number of ordinary shares in issue used in the calculation was 1,239,394,263 and 1,246,817,617, respectively.

The following table presents our selected consolidated statement of financial position data as of June 30, 2020, 2021, 2022 and 2023 and December 31, 2023 and 2024:

	As of June 30,				As of December 31,
	2020	2021	2022	2023	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Selected consolidated statement of financial position data:
Cash and cash equivalents	2,853,980	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	6,328,121	866,949
Inventories	1,395,674	1,496,061	1,188,095	1,450,519	1,474,792	1,922,241	2,750,389	376,802
Trade and other receivables	729,889	824,725	1,056,198	1,150,156	1,108,501	1,518,357	2,207,013	302,360
Total current assets	4,986,599	9,199,087	8,072,562	9,904,005	8,743,692	10,327,634	11,655,501	1,596,798
Total assets	5,836,251	10,705,030	11,281,788	13,447,713	11,997,380	14,485,309	18,120,128	2,482,449
Trade and other payables	2,419,795	2,809,182	3,072,991	3,019,302	2,939,852	3,389,826	3,943,988	540,324
Total current liabilities	3,309,643	3,482,855	3,788,671	3,885,595	3,711,558	4,406,979	5,727,189	784,623
Total liabilities	6,159,297	4,052,876	4,254,388	4,529,445	4,188,353	5,294,092	7,764,606	1,063,748
Total equity/(deficit)	(323,046)	6,652,154	7,027,400	8,918,268	7,809,027	9,191,217	10,355,522	1,418,701
Total equity and liabilities	5,836,251	10,705,030	11,281,788	13,447,713	11,997,380	14,485,309	18,120,128	2,482,449

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2020, 2021, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024:

					For the six months ended		For the year ended
	For the fiscal year ended June 30,				December 31,		December 31,
	2020	2021	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)		(Unaudited)
	(in thousands)
Selected consolidated statement of cash flow data:
Net cash generated from operating activities	826,484	916,320	1,406,262	1,666,030	433,256	1,097,541	2,330,315	2,168,334	297,061
Net cash generated from/(used in) investing activities	462,815	(518,797)	(2,125,918)	(293,406)	(485,719)	177,073	369,386	(533,254)	(73,055)
Net cash (used in)/generated from financing activities	(117,706)	3,536,184	(733,559)	(325,956)	(149,789)	(1,320,899)	(1,497,066)	(1,720,623)	(235,724)
Net increase/(decrease) in cash and cash equivalents	1,171,593	3,933,707	(1,453,215)	1,046,668	(202,252)	(46,285)	1,202,635	(85,543)	(11,719)
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	5,348,492	5,348,492	6,489,213	5,186,601	6,415,441	878,912
Effect of movements in exchange rates on cash held	(3,831)	(16,034)	30,054	94,053	40,361	(27,487)	26,205	(1,777)	(243)
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	2,853,980	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	86,949
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	2,853,980	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	866,949

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

Risks related to doing business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China, in particular, risks arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in mainland China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 54;

●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 54;
●	The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of our ordinary shares or the ADSs to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs” on page 55;
●	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations” on page 56;
●	Uncertainties with respect to the legal system in mainland China could adversely affect us. Certain laws and regulations in mainland China can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in mainland China may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us” on page 56;
●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 57; and
●	MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 58.

Risks related to the ADSs and our ordinary shares

Risks and uncertainties related to the ADSs and our ordinary shares include, but are not limited to, the following:

●	The trading price of the ADSs and our ordinary shares has been volatile, which could result in substantial losses to investors;

●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial; and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

Risks Related to Our Business and Industry

Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands, mainly “MINISO,” our flagship brand, and “TOP TOY.” For the fiscal year ended December 31, 2024, revenue generated under our MINISO brand accounted for approximately 94% of our total revenue. TOP TOY, which we launched in December 2020, is a brand that is committed to building a comprehensive shopping platform for pop toys. See “Item 4. Information on the Company—B. Business Overview—Our Products—Brand strategies.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and “TOP TOY” brand.

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

The success of our business depends, to a significant extent, on the level of consumer demand and discretionary spending both in China and in the international markets where we operate. A number of factors beyond our control may affect the level of consumer demand and discretionary spending on merchandise that we offer, including, among other things:

●	general economic and industry conditions;
●	disposable income of consumers;
●	discounts, promotions and merchandise offered by our competitors;
●	negative reports and publicity about the retailing industry;
●	outbreak of viruses or widespread illness;
●	unemployment levels;
●	minimum wages and personal debt levels of consumers;
●	consumer confidence in future economic conditions;
●	fluctuations in the financial markets; and
●	natural disasters, war, terrorism and other hostilities.

Reduced consumer confidence and spending cut backs may result in reduced demand for our products, in particular discretionary items. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations. For example, during the COVID-19 pandemic, consumers made significantly less frequent trips to brick-and-mortar retailers, including MINISO stores. The COVID-19 pandemic also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. The Israeli-Palestinian military conflicts may further exacerbate the existing global economic challenges, in aspects including the supply chain, logistics and inflation. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The success of our operations depends on our ability to continually offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In the fiscal year ended December 31, 2024, we launched an average of over 1,180 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 12,600 core SKUs, the vast majority of which are under the “MINISO” brand. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of December 31, 2024, we had a network consisting of an in-house team of over 300 designers and 18 design teams, including internationally renowned independent designers, professional design studios and design academies from six countries. We have also developed an approach to collaborate with highly popular IP licensors to create co-branded products. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

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

Offering high-quality products is essential to the success of our business. In order to ensure that we continually offer high quality products to consumers, we engage third parties to evaluate quality control qualifications of potential suppliers before we enroll such suppliers in our supplier base. Our quality control team is involved throughout the whole process of product development, from product design, raw material selection, to product manufacturing, and finally to several layers of quality inspections. Despite the fact that we have implemented several tiers of quality control measures, we have historically experienced product quality issues such as failure to comply with relevant product specifications and cannot assure you that our products will not have any quality issues in the future. Any product quality issue may result in claims, lawsuits, fines, penalties and negative publicities, and loss of consumer confidence in our products, which in turn would have material and adverse effects on our business, reputation, operating results and financial conditions. See also “—Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.”

Expanding product offerings may expose us to new challenges and more risks.

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each store. Offering new SKUs, expansion into diverse new product categories and increased number of products and SKUs as well as launching new brands involve new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. For example, we recorded an inventory write-down of RMB25.1 million for the fiscal year ended December 31,2024. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our MINISO membership program in China and further expanded this membership program to overseas markets. In addition, managers of MINISO stores keep consumers constantly engaged by sharing MINISO content through Weixin chat groups and Weixin public account as well as other Weixin sharing channels. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2024, approximately 93% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. Therefore, successful operations of MINISO stores by our MINISO Retail Partners and local distributors directly affect our results of operations. However, we cannot control many factors that impact the profitability of their MINISO stores. Despite the fact that we have direct access to key operational data from MINISO Retail Partner stores, which enable us to help our MINISO Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their MINISO stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of MINISO store operations may be compromised if we fail to effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors. Even if we can effectively monitor the operation of MINISO stores by our MINISO Retail Partners or local distributors, there are still a number of factors beyond our control which may result in failure by our MINISO Retail Partners and local distributors to successfully operate MINISO stores in a manner consistent with our standards and requirements. For example, our MINISO Retail Partners and local distributors may not be able to find suitable locations for opening MINISO stores, hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with MINISO Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

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

In the past, we, our MINISO Retail Partners and local distributors shut down a small number of underperforming MINISO stores and may continue to do so in the future. We may also terminate our cooperation with MINISO Retail Partners or local distributors if their business, financial conditions and operation results are far below our expectation. In addition, if our MINISO Retail Partners and/or local distributors run into financial difficulties or even become bankrupt as a result of unsuccessful operation, worsening of local economic conditions or whatever reason, our business and results of operations would be adversely affected.

Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks.

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of mainland China was RMB2,643.5 million, RMB3,822.4 million, RMB2,789.3 million, RMB4,705.0 million and RMB6,681.9 million (US$915.4 million) in the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, accounting for 26.2%, 33.3%, 36.5%, 34.0% and 39.3% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

●	limited brand recognition (compared with our home market in China);
●	need to manage costs of securing optimal locations for opening stores;
●	difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;
●	difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;
●	difficulty to find qualified partners for overseas cooperation;
●	inability to anticipate foreign consumers’ preferences and customs;
●	difficulties in hiring experienced staff and managing foreign operations;
●	burdens of complying with a wide variety of local laws and regulations;
●	wars, political and economic instability;
●	trade restrictions;
●	lesser degrees of intellectual property protection;
●	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;
●	a legal system subject to undue influence or corruption; and
●	high inflation.

Historically, we had some business operations in Ukraine and our products were sold in Russia. We have temporarily terminated our operations in Ukraine, and we had terminated all operations in Russia as of March 31, 2023 and have not generated any revenue from Russia since then.

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

Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate management and local employees. For example, the escalation of tensions between China and India as a result of border clashes between troops from the two countries in recent years resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and India will develop, and what measures the India government will take towards products and services provided by and business operations of Chinese companies in India. There can be no assurance that we will not be targeted or affected by similar actions in the future, and our business operations and operating results in India will not be materially and adversely impacted by such actions. These increased demands and challenges may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing businesses and could have a material adverse effect on our business, results of operations or financial condition.

If our MINISO Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed.

Our products are sold to consumers through either our directly operated stores or through stores operated by our MINISO Retail Partners or local distributors. As of December 31, 2024, approximately 93% of MINISO stores in our global network were established and operated by our MINISO Retail Partners and local distributors. We typically enter into franchise agreements with our MINISO Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” for more information on different types of store operation models.

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

As of December 31, 2024, approximately 93% of MINISO stores globally are operated by our MINISO Retail Partners and local distributors. As a result, maintaining the relationship with our MINISO Retail Partners and local distributors and attracting new MINISO Retail Partners and local distributors to join our store network are critical to our business and results of operations. However, we may not be able to maintain our relationship with MINISO Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our MINISO Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of MINISO stores could also arise from failures by our MINISO Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our MINISO Retail Partners and local distributors will be able to successfully operate MINISO stores. As a result, our MINISO Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. For the fiscal year ended December 31, 2024, the number of terminated MINISO Retail Partners and distributors of MINISO brand was 152 and 39, respectively, compared to the number of new MINISO Retail Partners and distributors of 210 and 61, respectively.

In addition, we may also be unable to continually offer attractive terms or economic benefits to our MINISO Retail Partners or local distributors. As a result, our MINISO Retail Partners or local distributors may not be effectively motivated to sell more products or continue the cooperative relationships with us. If our MINISO Retail Partners or local distributors decide to shut down MINISO stores they opened, we will refund the corresponding deposit to them. If our MINISO Retail Partners or local distributors decide to shut down a large number of MINISO stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new MINISO Retail Partners and local distributors to join our network and open MINISO stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

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

In addition, if our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Historically, a local distributor in an overseas market engaged in activities that caused harm to our reputation, our business and results of operations in Canada. After we became aware of the activities, we took several actions against the distributor including requiring the distributor to initiate a legal proceeding under the Companies’ Creditors Arrangement Act. Pursuant to the legal proceeding, we acquired certain assets of the distributor consisting of MINISO store operations as a consideration to reduce a portion of overdue payment owed to us by the distributor. We have been operating in the Canadian market since then through our own subsidiaries in Canada and either directly operate MINISO stores by ourselves or through cooperation with local distributors. We also entered into new agreements with local distributors. In November 2024, we initiated legal proceedings against a former distributor in Thailand for violations of intellectual property rights and non-compete obligations. The former distributor subsequently filed counterclaims against us. The amount in dispute is immaterial to our business operations and financial position. In an effort to prevent the recurrence of similar incidents, we reviewed and updated the contract terms with local distributors and the mechanism for cooperation with local distributors. We also optimized our internal control procedures with respect to contract management and financial management of overseas companies, in particular Canada subsidiaries, regarding distributor management. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors and our efforts to prevent similar incidents from happening, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

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

A variety of factors may cause fluctuation in our revenue per MINISO store, including the following:

●	the size, store format and the geographic location of MINISO stores;
●	decrease in store openings and closure of stores;
●	change in our store mix, including China market versus international markets, breakdown in different tier cities in China, and breakdown in different locations within the same tier cities;
●	MINISO stores’ ability to maintain and increase sales to existing consumers, attract new consumers and satisfy consumer demands;
●	the frequency of consumer visits to MINISO stores and the quantity and mix of products consumers purchase;
●	the pricing of our products or change in our pricing strategies or those of our competitors;
●	timing and costs of marketing and promotional programs organized by us and/or our MINISO Retail Partners and local distributors;
●	our MINISO Retail Partners and local distributors’ ability to manage inventory and provide superior consumer experience;
●	the competition that we and/or our MINISO Retail Partners and local distributors face in the markets, for example, the entry of new competitors, introduction of new products or services by competitors and their marketing efforts;
●	epidemics and pandemics;
●	economic and geopolitical conditions in China and overseas markets; and
●	seasonal variations in demand.

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

We source our products from third-party suppliers. For the fiscal year ended December 31, 2024, we had approximately 1,800 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the globe. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements. These framework agreements are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of the current agreements. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

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

Our suppliers typically provide us a payment term of 30 to 90 days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by consumers, or to offer these products at competitive prices.

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

Strategic collaborations with IP licensors is a key strategy for us to expand our product offerings. We collaborate with multiple IP licensors owning a number of popular brands to jointly develop products that attract consumers. If we are unable to expand or maintain our collaboration with these IP licensors in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these IP licensors, it may be very difficult for us to identify qualified alternative IP licensors, which may divert significant management attention from existing business operations and adversely impact our daily operation and consumer experience. Our cooperation with IP licensors may also be adversely affected by negative publicities regarding our IP licensors, which could negatively affect our reputation, business and results of operations.

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

Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in China, consumers can return products with defects they purchased within 7 days of purchase or exchange products with defects they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. To drive sustainable growth and enhance our competitive positioning, our management may from time to time evaluate potential strategic initiatives, including new business line development, operational optimization, or corporate restructuring. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and increase our product offerings, we will need to work with a large number of new suppliers, MINISO Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, MINISO Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with multi-channel experience, and accelerate digital transformation of MINISO stores and TOP TOY stores. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, we may expand and upgrade our office space and facilities by acquiring land to build an office building, which may lead to increased capital expenditure and negatively affect the funds available for executing our growth strategies or for our business operations.

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

Our inventories were RMB1,188.1 million as of June 30, 2022, RMB1,450.5 million as of June 30, 2023, RMB1,922.2 million as of December 31, 2023 and RMB2,750.4 million (US$376.8 million) as of December 31, 2024. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of inventories during the period and then multiplied by the number of days during the period. Our inventory turnover days were 70 days for the fiscal year ended June 30, 2022, 68 days for the fiscal year ended June 30, 2023, 69 days for the six months ended December 31, 2023 and 91 days for the fiscal year ended December 31, 2024. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. For the fiscal year ended June 30, 2022, we recorded a reversal of inventory write-down of RMB44.7 million. For the fiscal year ended June 30, 2023, we recorded a reversal of inventory write-down of RMB19.9 million. For the six months ended December 31, 2023, we recorded a write-down of inventory of RMB1.9 million. For the fiscal year ended December 31, 2024, we recorded a write-down of inventory of RMB25.1 million (US$3.4 million).

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

Before delivery of our products to stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as poor handling of and damage to our finished products, transportation bottlenecks, pandemics and/or labor strikes. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.

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

We have invested in certain financial products. Those financial products represented wealth management products, asset management schemes and trust management schemes. The fair value of these financial products are measured by our management regularly and we record profit or loss to reflect the fair value changes. We recorded investment income for the financial products we purchased of RMB63.8 million, RMB42.9 million, RMB14.3 million, RMB41.8 million and RMB81.1 million (US$11.1 million) in the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024, respectively. To reflect the net change in fair value of such financial products, we also recorded a net income of RMB5.7 million in the fiscal year ended June 30, 2022, a net loss of RMB3.7 million in the fiscal year ended June 30, 2023, a net income of RMB14.3 million in the six months ended December 31, 2023, a net income of RMB6.7 million in the year ended December 31, 2023, a net income of RMB29.9 million (US$4.1 million) in the fiscal year ended December 31, 2024. We expect to continue to record such investment income and fair value changes, which would affect our results of operations in the future.

Our results of operations could be negatively affected by the non-recurring nature of government grants and preferential tax treatment.

We recorded other income of government grants of RMB16.7 million, RMB8.8 million, RMB8.1 million, RMB7.1 million and RMB7.8 million (US$1.1 million) for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2023 and 2024, respectively. Government grants mainly represented unconditional cash awards granted by local authorities in China. During the fiscal year ended June 30, 2022, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule. Whether or not we will receive any government grants and, if yes, the amount of such grants are highly uncertain and beyond our control. There is no assurance that we will continue to receive any government grants in the future. Such uncertainties will affect our results of operations in the future. In addition, certain of our subsidiaries enjoy preferential tax treatments. However, we cannot assure you that these subsidiaries will continue to enjoy preferential tax treatments in the future. If these subsidiaries are unable to enjoy preferential tax treatments in the future, our results of operations will be negatively affected.

Our deferred tax assets may not be recovered.

Our deferred tax assets may not be recovered. As of December 31, 2024, our deferred tax assets amounted to RMB181.9 million (US$24.9 million), representing approximately 1.0% of our total assets. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions or, negative development of a regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

We are subject to credit risks related to our trade receivables.

Our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 30 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The total balance of our trade receivables before loss allowance was approximately RMB375.8 million as of June 30, 2022, RMB394.7 million as of June 30, 2023, RMB523.0 million as of December 31, 2023 and RMB757.3 million (US$103.7 million) as of December 31, 2024. We also made loss allowance of RMB85.1 million as of June 30, 2022, RMB88.8 million as of June 30, 2023, RMB78.4 million as of December 31, 2023 and RMB67.7 million (US$9.3 million) as of December 31, 2024. If any of these distributors with significant outstanding trade receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such trade receivables, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

We record intangible assets of RMB8.8 million (US$1.2 million) as of December 31, 2024. Our intangible assets represent software. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded impairment losses of intangible assets of nil as of December 31, 2024. However, we cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

If we are unable to honor our obligations in respect of our contract liabilities, our cash or liquidity position could be negatively affected.

Our current contract liabilities primarily consist of advance payments received from customers for purchase of goods from us, license fees and membership fees we received, and the transaction price allocated to loyalty points. We normally request 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect to license fees and membership fees, unamortized portion of upfront license fees and membership fees received was recognized as contract liability. Our total contract liabilities amounted to RMB413.2 million as of June 30, 2022, RMB339.6 million as of June 30, 2023, RMB365.0 million as of December 31, 2023 and RMB358.4 million (US$49.1 million) December 31, 2024. Were we unable to deliver products to certain overseas distributors, we would have to return the corresponding advance payments we received to distributors. For the license fees and membership fees, we do not allow a refund of payments made. However, in practice, we refunded a very limited amount of license fees and membership fees to customers. To the extent we refund payments received, our cash position or liquidity position would be negatively affected.

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

We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in mainland China typically allow consumers to return the products with defects within 7 days of purchase and exchange products with defects within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of seven days to return or exchange products after a purchase. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.

Fluctuations in currency exchange rates may lead to volatility in our results of operations.

Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange gain of RMB14.0 million for the fiscal year ended June 30, 2022. For the fiscal year ended June 30, 2023, we recorded net foreign exchange gain of RMB109.1 million. For the six months ended December 31, 2023, we recorded net foreign exchange loss of RMB15.0 million. For the years ended December 31, 2023 and 2024, we recorded net foreign exchange gain of RMB39.9 million and a net foreign exchange loss of RMB33.7 million (US$4.6 million).

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

The profitability of our operations depends, to some extent, on our ability to obtain resources economically such as energy, raw materials, finished and semi-finished products, and effectively control our cost and expense such as remuneration, rental expense, delivery expense, among others. High inflation may pose a threat to our business operations and adversely affect our financial results and cash flows as we may have to pay a higher price for the energy, raw materials, semi-finished and finished products, among others. As of the date of this annual report, we have not been subject to any material adverse impacts due to inflationary pressures. However, we are unable to predict how inflation will develop in the countries and regions where we have business operations or our products are sold. Any deterioration of inflationary pressures in the future may have material negative impacts on our business operations, results of operations and financial condition.We may not be able to effectively pass such increases in price to our customers since we may not be able to know whether our consumers would accept price raising in our products and we may need time to conduct survey before the decision of product-pricing, which may undermine gross margins of our products. If global inflationary pressure persists or deteriorates, we may also not be able to effectively expand our stores network since our MINISO Retail Partners, distributors may be reluctant to pay at a higher price in remuneration, rental expense and delivery expense, among others, and therefore terminate the cooperation with us. Those countries and regions that suffer surging inflation rate may face certain risk of social unrest, such as strikes and riots, which may cause temporary or permanent store closure and stoppage of our business operations, further undermining our results of operation and stores expansion plans.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. We incurred promotion and advertising expenses of RMB242.7 million, RMB316.0 million, RMB246.9 million, RMB415.6 million and RMB572.4 million (US$78.4 million) for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. For example, pursuant to the newly enacted PRC Data Security Law, our mainland China subsidiaries are required to establish and complete data security management systems for the entire process, organize and carry out education and training on data security, employ corresponding technical measures and other necessary measures to safeguard data security when carryout data handling activities. These requirements may lead to a substantial change in our operations and an increase in associated costs. Failure to comply with these regulations, policies or requirements could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. On September 24, 2024, the State Council published the Regulations on Network Data Security Management, or the Cyber Data Regulations, which became effective on January 1, 2025. The Cyber Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. If the network data processing activities have or may have impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Since the measures are relatively new, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations. There are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance, which impose obligations regarding the collection and handling of personal data in Hong Kong. In addition, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, and such new laws and regulations may also have a material impact on our business in Hong Kong.

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

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we have been involved in labor disputes in California. In two of the  cases, two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in these two cases have reached a settlement agreement with us for US$1,250,000, which was granted final approval by the court in February 2024. We have settled the payment with the plaintiffs. The remaining actions are currently still ongoing and the plaintiffs’ claims represent an immaterial amount to our company. In response to these lawsuits, we have taken a series of measures to prevent similar incidents from happening again. However, despite our efforts, we may continue to be involved in additional lawsuits in the United States or other jurisdictions in the future. For example, we are currently also involved in securities class actions in the United States. See “—Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Besides, we are also involved in lawsuits in relation to illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

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

As a public company dually listed on the New York Stock Exchange and the Hong Kong Stock Exchange, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We are currently also involved in a securities class action in the United States. In August 2022, a putative federal securities class action was filed against us and certain of our officers and directors, alleging that we made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, which was rejected by the court. Plaintiff has until April 28, 2025 to file a further amended complaint. Our directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any. We anticipate that we or certain of our directors or officers may be a target for similar lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

We face risks relating to our acquisitions, investments and alliances.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets to expand our business and strengthen our market-leading position. For example, in early 2025, we completed the acquisition of an aggregate of 29.4% of the issued and outstanding shares of Yonghui Superstores Co., Ltd., a retail chain operator in China, for a total cash consideration of approximately RMB6.3 billion. While we believe this acquisition will provide significant benefits to our company, we cannot guarantee that we will realize these expected benefits. Factors such as integration challenges, market conditions, or unforeseen obstacles may prevent us from achieving the anticipated synergies, growth opportunities, or other expected advantages of the acquisition.

Acquisitions, investments and alliances in general involve numerous risks, including:

●	difficulties in integrating the operations and personnel of the acquired companies,
●	heightened competition in the marketplace, potentially undermining anticipated synergies and benefits;
●	unforeseen demands on resources for integration and post-integration operations, potentially leading to increased costs and expenses that could impact our financial performance;
●	the possible negative publicity or harm to our reputation associated with our acquisitions, investments and alliances;
●	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;

●	difficulties in executing new business initiatives, entering markets or lines of business in which we have no or limited direct prior experience,
●	the possible loss of key employees and consumers, which could increase our hiring and training costs and disrupt our business, and difficulties in achieving the synergies we anticipated or levels of revenue, profitability, productivity or other benefits we expected, including departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;
●	for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;
●	additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements (such as filings and approvals under the anti-monopoly and competition laws, rules and regulations,), the risk that acquisitions or investments may fail to close, due to political and regulatory challenges, as well as related compliance and publicity risks;
●	actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;
●	significantly increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment, issue common stock that would dilute our current shareholders’ percentage ownership, or incur asset write-offs and restructuring costs and other related expenses;
●	difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners;
●	difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions; and
●	actual or potential impairment charges or write-offs of investments in equity method investees, intangible assets (including intellectual property we acquire) or real properties, and goodwill recorded in connection with invested businesses, particularly investments in publicly traded companies, in the event that a decline in fair value below the carrying value of our equity method investments is other-than-temporary, or the carrying amount of a reporting unit to which goodwill is allocated exceeds its fair value.

In connection with acquisitions, joint ventures or strategic investments outside China, we also may from time to time, in some instances enter into foreign currency contracts or other derivative instruments to hedge some or all of the foreign currency fluctuation risks, which subjects us to the risks associated with such derivative contracts and instruments. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and will not materially adversely affect our business, financial condition or results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, filing for medical device operation, filing for pre-packaged food, commercial franchise filing, and fire safety inspection. Depending on the investment amount and property area, we may be required to secure additional permits or complete further filings or registrations for the construction and decoration work on the leased properties where our stores operate. These may include, but are not limited to, obtaining a construction permit, filing for as-built project inspections, and completing the necessary fire safety inspections and filing procedures. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

As of the date of this annual report, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO”, had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “TOP TOY” brand. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “TOP TOY” brand, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time, primarily due to the relevant employees’ failure to fully understand the requirements under applicable laws and regulations. We have made adjustments to our business operations under our “TOP TOY” brand, as a result of which we satisfied the relevant legal requirements for the “TOP TOY” brand in July 2022. We are in the process of completing the filings for the “TOP TOY” brand. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we received and franchise fees we are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000 for our commercial franchising activities under the “TOP TOY” brand.

In addition, as advised by JunHe LLP, our PRC legal advisor, according to the Fire Prevention Law, a store operator shall apply with the local fire and rescue department for a fire control inspection before it opens for business. However, we failed to obtain the certificate for fire control inspection four of our directly operated TOP TOY stores and three of our directly operated MINISO stores in mainland China. We are currently taking rectification measures, which may potentially include modifying the store entrance and fire exit design of the stores and communicating with the landlord of the MINISO store to amend the registered use of the premises. However, we cannot assure you that the measures we take will successfully rectify the non-compliance in a timely manner. It is also possible that we may have to relocate to other premises so as to continue to operate these stores. Given the difficulty of modifying the design of and reconstructing the store entrance or fire exit and amending the registered use of the relevant premises, we do not expect to obtain the certificate for fire inspection for these stores in the near future.

As we continue to expand our business operations and the PRC regulators continue to exert more oversight on administrative management of certain aspects, the relevant government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time. We cannot assure you that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all, and there will not be violations or suspected violations that result in us becoming subject to governmental investigations, fines and other legal or administrative sanctions. If we fail to comply with applicable regulations or maintain and renew the relevant licensed or permits in a timely manner, we could be subject to fines or be forced to close or temporarily cease part or all of our operations or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report, and, as part of the audit, has reported on the effectiveness of our internal control over financial reporting as of December 31, 2024, concluding that, in their opinion, we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In the future, however, if we fail to maintain an effective system of internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future obligations in relation to our equity linked securities.

In January 2025, we issued equity linked securities due 2032, or the 2032 Securities, which are convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032. The 2032 Securities constitute direct, unconditional, unsubordinated and, subject to the terms and conditions of the 2032 Securities, unsecured obligations of ours and bear interest at a rate of 0.5% per year, payable semiannually in arrears on January 14 and July 14 of each year, beginning on July 14, 2025. The 2032 Securities may be exercised on or after the date which is six years after January 14, 2025 to the date falling 10 scheduled trading days prior to the maturity date. The 2032 Securities will mature on January 14, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The exercise price at which the 2032 Securities will be exchanged was initially HK$64.395 per ordinary share, subject to adjustment upon the occurrence of certain events. Holders of the 2032 Securities may require us to redeem all or some of such holder’s 2032 Securities on January 14, 2028 and January 14, 2030 or in the event of certain fundamental changes. We may redeem the 2032 Securities in the event of certain changes to tax laws or if less than 10% of the aggregate principal amount of the 2032 Securities originally issued remains outstanding at such time.

Our ability to fulfill payment obligations is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our 2032 Securities. If we fail to pay interest on the 2032 Securities, we will be in default under the terms and conditions governing the 2032 Securities, which in turn may constitute a default under existing and future agreements governing such securities.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to help us meet our payment obligations under the 2032 Securities and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. Furthermore, under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

As of February 28, 2025, we had outstanding options to purchase a total of 3,887,464 ordinary shares and 31,333,754 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan. For the fiscal year ended December 31, 2024, we recorded equity-settled share-based payment expenses of RMB85.2 million (US$11.7 million).

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that MINISO Group Holding Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The war in Ukraine and sanctions on Russia also increased the uncertainties in the relations between China and the United States, and tensions between two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs.

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

We are vulnerable to health epidemics. For example, at the height of the COVID-19 pandemic, we experienced significant business disruptions. In addition to the impact of health epidemics, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially adversely affect our business and financial performance. Uncharacteristic or significant weather conditions can affect consumer shopping patterns, which could lead to lost sales or greater than expected markdowns and materially adversely affect our results of operations. These events could result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platforms and sell our products. These events could also result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some domestic and overseas suppliers, the temporary disruption in the transport of goods to overseas, delay or increased transportation costs in the delivery of goods to our warehouses or stores, the inability of consumers to reach or have transportation to stores directly affected by such events, the temporary reduction in the availability of products in stores and disruption of our utility services or to our information systems. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. To the extent these events result in the closure of one or more of stores or our administrative offices or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected. Our headquarters is located in Guangzhou, where most of our executives, management and the majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Guangzhou. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Guangzhou, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Adverse developments affecting financial institutions or the financial services industry in general, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Adverse developments that affect financial institutions, transactional counterparties or other third parties, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. As of December 31, 2024, we operated our business in around 90 countries and regions. Although we currently neither hold bank accounts in nor have banking relationship with SVB, Signature Bank and Silvergate Capital Corp, there are factors that could adversely affect us, including, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. In the event that these factors negatively affected financial institutions or financial services industry companies with which we have financial or business relationships, our liquidity, business operations and financial condition could be adversely affected.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong or the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The PCAOB has indicated that it could inspect all China- and Hong Kong-based auditors in 2022, 2023 and 2024. However, such position can be changed in the future and does not grant an automatic grace period. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and the ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by mainland China laws and regulations. The PRC government has regulatory oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Currently, the PRC government does not directly intervene in our operations through political orders or otherwise, nor have our business operations and/or the value of the ADSs been materially adversely affected. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers. If this were to occur, we could be subject to material adverse changes in our operation and/or the value of the ADSs. For example, the PRC government has published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of the ordinary shares or the ADSs. For example, data security laws in mainland China have imposed certain new requirements for business operations in mainland China. Failure to comply with these new legal requirements could have a material impact on our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.” Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In addition, the Chinese government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, as well as five guidelines for the filing-based administration of overseas securities offerings and listings by mainland China domestic companies, which came into effect on March 31, 2023. These rules apply to (i) mainland China companies that seek to directly offer or list securities on overseas markets; and (ii) mainland China companies that seek to indirectly offer or list securities on overseas markets. Mainland China companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfil the filing procedure and report relevant information to the CSRC according to such rules. Since the Trial Measures have only been recently published, there may be uncertainties as to their implementation, interpretation and impact on our future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in completing the CSRC filing for any of our offshore offerings in the future may subject us to rectification order, warning, or fines imposed by the CSRC or other mainland China regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “—We are required to complete filing procedures with the CSRC in connection with this offering. In addition, the approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under mainland China laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

Uncertainties in the interpretation and enforcement of laws and regulations in mainland China could limit the legal protections available to you and us.

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

PRC government has oversight over the conduct of our business and it has exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—M&A rules and overseas listings” for more details.

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

MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in mainland China do not prohibit direct foreign investment in mainland China companies. However, foreign investment laws in mainland China are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current mainland China regulations permit our subsidiaries mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable mainland China regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.” Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our mainland China subsidiaries or Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As a result of these restrictions, to the extent cash in the business is in a mainland China entity, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us or our mainland China subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in mainland China are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk in the fiscal year ended December 31, 2024. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange administrative regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the notice of the People’s Bank of China and the State Administration of Foreign Exchange on Increasing the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 13, 2025, the macro-prudent adjustment parameter for cross-border financing has been increased from 1.5 to 1.75. Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

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

Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under laws of Mainland China.

SAFE requires PRC residents or entities to register with SAFE or its local branch or its designated banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the SAFE Circular on Further Simplification and Improvement in Foreign Exchange Administration Policies on Direct Investment, which became effective on June 1, 2015, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange.”

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations. As of the date of this annual report, Mr. Guofu Ye and Ms. Yunyun Yang, who directly or indirectly hold shares in our Cayman Islands holding company, have completed the initial foreign exchange registrations and have been communicating with the bank designated by SAFE regarding updating their registration as required in connection with a subsequent restructuring of their respective offshore special purpose vehicles, which may not be completed in a timely manner, or at all.

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

The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, CAC and other twelve PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures of entities seeking offshore listing. Our initial public offering in the United States was completed prior to the relevant regulations took effect. Our public offering and listing in Hong Kong is not treated as a listing abroad within the meaning of the Cybersecurity Review Measures as confirmed by the CCRC during a phone consultation conducted on March 25, 2022 by our PRC legal advisor, JunHe LLP. Therefore, we are of the view that we were not subject to the cybersecurity review requirement under the Cybersecurity Review Measures with regard to our public offering and listing in Hong Kong.

On September 24, 2024, the State Council published the Cyber Data Regulations, which became effective on January 1, 2025. The Cyber Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. If the network data processing activities have or may have impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

As of the date of this annual report, we have not received any interview requests or enquiry from the PRC government in relation to cybersecurity, nor have we encountered any incident of data or personal information leakage, violation of data processing, data protection and privacy laws and regulations or investigation or other legal proceeding against us that will adversely affect our business operations. Thus, we believe that we would be able to comply with the Cybersecurity Review Measures and the Cyber Data Regulations, and the Cybersecurity Review Measures and the Cyber Data Regulations would not have a material adverse impact on our business operations. For more details, see “—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”

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

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

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

In addition to market and industry factors, the price and trading volume for our ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings and cash flow;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

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

As of February 28, 2025, our executive officers, directors, and their affiliated entities together held approximately 59.5% of our total voting power. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs or our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and the ADSs may view as beneficial.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of the ADSs or our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs or our ordinary shares from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or our ordinary shares and on the receipt of distributions on the ADSs or our ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or our ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside of the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within mainland China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States and effect service of process upon us or our directors and officers residing in mainland China. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts in mainland China will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States. Hence, our public shareholders may have more difficulty in protecting their interests through actions against us, our directors or officers than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

Our third amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, regardless of whether such a cause of action under the Securities Act or the Exchange Act is alleged to be direct or derivative in nature. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our third amended and restated memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our third amended and restated memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our third amended and restated memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we have instructed the depositary that we wish a discretionary proxy to be given;
●	we reasonably do not know of any substantial opposition to the matter to be voted on at the meeting; or
●	the matter to be voted on at the meeting is not materially adverse to the interests of shareholders.

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

During the period from September 2018 to September 2019, we (i) acquired 67% of the equity securities of PT. Miniso Lifestyle Trading Indonesia, which was established in January 2017 in Indonesia by a company controlled by Mr. Guofu Ye, (ii) established MIHK Management Inc. as the holding company of our business operations in Canada, (iii) acquired 100% of the equity securities of USA Miniso Depot Inc., which was established by an individual on behalf of Mr. Guofu Ye in the United States, (iv) acquired 100% of the equity securities of Miniso Life Style Private Limited, which was established in June 2017 in India by a company controlled by Mr. Guofu Ye, and (v) established Miniso Lifestyle Singapore Private Limited in Singapore in September 2019 as a wholly-owned subsidiary of Miniso Hong Kong Limited, which transferred all equity interests of Miniso Lifestyle Singapore Private Limited to Miniso Global Holding Limited in May 2020 during a reorganization discussed below. The main businesses operated by these subsidiaries are as follows:

●	PT. Miniso Lifestyle Trading Indonesia primarily engages in selling our products to local distributors, which in turn sell our products to local consumers.
●	MIHK Management Inc. conducts business operations in Canada through its subsidiaries. Prior to the establishment of Miniso Canada, our local distributors operated MINISO stores in Canada.
●	USA Miniso Depot Inc. serves as the holding company of our business operations in the United States and operates our business in the United States through its subsidiaries.

●	Miniso Life Style Private Limited primarily engages in import and export business, local distributions, and franchising activities.
●	Miniso Lifestyle Singapore Private Limited primarily engages in international trade businesses in Singapore.

In addition to the above overseas operations, we also conduct business operations through subsidiaries in overseas markets such as Hong Kong, Ukraine, and Vietnam. Besides, our products are sold in a number of other overseas markets such as Mexico, Philippines, and Saudi Arabia, through MINISO stores operated by our MINISO Retail Partners and/or local distributors.

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

On March 13, 2023, ordinary shares of our company were included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs. Effective from March 13, 2023, our company was also selected and included as a constituent stock of the following indexes by Hang Seng Indexes Company Limited: (i) Hang Seng Composite Index; (ii) Hang Seng Composite MidCap Index; (iii) Hang Seng Composite LargeCap & MidCap Index; (iv) Hang Seng Composite MidCap & SmallCap Index; (v) Hang Seng Composite Industry Index – Consumer Discretionary; and (vi) Hang Seng Stock Connect Greater Bay Area Composite Index.

In September 2024, we entered into share purchase agreements with certain shareholders of Yonghui Superstores Co., Ltd., or Yonghui, to acquire an aggregate of 29.4% of the issued and outstanding shares of Yonghui for a total cash consideration of approximately RMB6.3 billion, or the Acquisition. The Acquisition was approved by our shareholders in an extraordinary general meeting held on January 17, 2025 and was completed in February 2025.

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

B.Business Overview

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. We have successfully incubated two brands, MINISO and TOP TOY, since we opened our first store in China in 2013. In 2024, we generated revenue of RMB16.0 billion (US$2.2 billion) from MINISO brand and the aggregate GMV of MINISO brand reached approximately RMB29.0 billion (US$4.0 billion). TOP TOY, a new brand we launched in December 2020 to pioneer the concept of pop toy collection stores, achieved a revenue of RMB983.5 million (US$134.7 million) and a GMV of RMB1,410.4 million (US$193.2 million) in the same year.

We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. As of December 31, 2024, we had in our extensive global store network approximately 7,500 MINISO stores in approximately 90 countries and regions throughout the world, including over 4,300 MINISO stores in mainland China and approximately 3,100 MINISO stores overseas. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. We believe that our “TOP TOY” brand is highly complementary to our “MINISO” brand, as it caters to a broader consumer demographic with a much wider product price range and higher average order value. Our experience as a leading global value retailer has helped us realize our strategic goal with TOP TOY and make rapid headway in the pop toy market in China. As of December 31, 2024, we had a total of 276 TOP TOY stores.

Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In 2024, we launched an average of over 1,180 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 12,600 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered over 11,100 SKUs as of December 31, 2024 across categories including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

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

●	Dynamic product development. The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

Our co-branding collaborations with IP licensors that own a number of popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with IP licensors such as Disney, Sanrio and Universal, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to MINISO and TOP TOY stores to enjoy a shopping experience replete with pleasant surprises.

●	Efficient supply chain. Leveraging our unmatched and massive global supply chain, we source directly from qualified manufacturers that can meet our demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate almost all of our suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain efficiency, with our inventory turnover days decreased from 70 days in the fiscal year ended June 30, 2022 to 68 days in the fiscal year ended June 30, 2023. Our inventory turnover days increased to 91 days in 2024, mainly attributable to the increase in number of MINISO directly-operated stores overseas and inventories prepared for directly-operated stores and stores operated under MINISO Retail Partner model which we expect to open in the near future. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.
●	Deep operation know-how backed by digitalization. We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation.

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

Our path to success in our home market, mainland China, where we had expanded to approximately over 4,300 MINISO store as of December 31, 2024, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, allowing us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and enabling our MINISO Retail Partners to attain attractive investment returns. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2024, 626 of our 1,071 MINISO Retail Partners had invested in MINISO stores for over three years.

Our rich product design, relaxing shopping experience, efficient supply chain, and deep operation know-how backed by digitalization make our business highly scalable globally. Since we opened our first MINISO store in China in 2013, we had expanded to approximately 7,500 MINISO stores by entering into approximately 90 countries and regions all over the world as of December 31, 2024. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 26.2%, 33.3%, 36.2%, 36.5%, 34.0% and 39.3% of our total revenue for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023 and 2024, respectively.

In the fiscal years ended June 30, 2022 and 2023, we recorded revenue of RMB10,085.6 million and RMB11,473.2 million, and gross profit of RMB3,069.8 million and RMB4,443.1 million, respectively. In the six months ended December 31, 2022 and 2023, we recorded revenue of RMB5,266.9 million and RMB7,632.5 million, and gross profit of RMB1,985.7 million and RMB3,241.0 million, respectively. In 2023 and 2024, we recorded revenue of RMB13,838.8 million and RMB16,994.0 million (US$2,328.2 million), and gross profit of RMB5,698.4 million and RMB7,637.1 million (US$1,046.3 million), respectively. We recorded net profit of RMB639.7 million and RMB1,781.8 million in the fiscal years ended June 30, 2022 and 2023, RMB763.9 million and RMB1,256.1 million in the six months ended December 31, 2022 and 2023, and RMB2,274.0 million and RMB2,635.4 million (US$361.1 million) in the years ended December 31, 2023 and 2024, respectively. Our adjusted net profit, a non-IFRS financial measure, was RMB722.6 million and RMB1,844.7 million in the fiscal years ended June 30, 2022 and 2023, RMB790.5 million and RMB1,302.5 million in the six months ended December 31, 2022 and 2023, and RMB2,356.7 million and RMB2,720.6 million (US$372.7 million) in the years ended December 31, 2023 and 2024, respectively.

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

The following is a flow chart illustrating the business flows of our key business functions:

Our Products

Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our MINISO product offering encompassed over 12,600 core SKUs in the fiscal year ended December 31, 2024 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In December 2020, we launched a new brand, “TOP TOY,” which is committed to building our platform of pop toys. Under the fast-growing TOP TOY brand, we offered around 11,100 SKUs as of December 31, 2024 across major categories: blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, and other popular toys.

We are able to deliver our value propositions by leveraging our supply chain capabilities that are built on China’s large supply chain, our large procurement volumes, our punctual payment to suppliers, and our digitalized, continuously optimized supply chain, which collectively contribute to our overall supply chain efficiency and procurement cost advantages.

Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” In 2024, we launched an average of over 1,180 SKUs per month under our MINISO brand, and offered consumers a wide selection of over 12,600 core SKUs. Under the TOP TOY brand, we offered around 11,100 SKUs as of December 31, 2024. In general, our products are frequently refreshed to satisfy the evolving needs and preferences of consumers.

In 2024, around 90% of the MINISO products had retail prices under RMB50 in China. TOP TOY products have a wide range of retail prices and approximately 67% of the TOP TOY products had retail prices ranging from RMB40 to RMB300 in China in 2024.

We adopt a cost plus mark-up pricing strategy for products we sell. The products we sell are manufactured by third-party manufacturers. We set prices for the products to be sold to customers based on manufacturing costs plus a mark-up. As a result, the level of our gross profit margin is dependent on the level of mark-ups we added on top of costs we incurred.

Brand strategies

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. Under this brand, we aim to deliver a wide range of lifestyle products that are high-quality and highly affordable. Almost all of the MINISO products are self-developed. To attract and keep the interest of consumers, we update our MINISO product portfolio frequently with new and trendy products. With our “711 philosophy” for our product rollout under the MINISO brand, every 7 days, we aim to launch approximately 100 new MINISO SKUs carefully selected from a large library of 10,000 product ideas. In 2024, we launched an average of over 1,180 SKUs under the MINISO brand per month.

We have developed and incubated new brands rapidly and successfully, such as the “TOP TOY” brand we launched in December 2020 to pioneer the concept of pop toy collection stores. TOP TOY provides a one-stop shopping platform for consumers attracted to pop culture through its cultivation of independent design teams and artists, incubation of IPs, and promotion and spreading of pop culture through its pop toy product line. TOP TOY’s expansion of the concept of pop toys from blind boxes to other major categories has also distinguished itself from other pop toy brands in China. In comparison to the MINISO brand, TOP TOY has a product lineup more focused on trendy products, targets a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, relies more on cultivation of our own IPs to co-develop them into popular IP products with independent design artists, and has a much wider product price range and higher average order value. While products of third-party brands are still the majority of the TOP TOY product portfolio, we have steadily increased and will continue to increase the proportion of TOP TOY-brand products. Sales contribution from TOP TOY self-developed products was around 37% in 2024, compared to 34% in 2023 and we plan to further increase this ratio in the future.

Product design and development

Popular and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction.

Product design capabilities

We work with both in-house designers and independent design teams globally to create innovative design concepts for us. As of December 31, 2024, we had a designer network that includes an in-house team of over 300 designers as well as 18 design teams consisting of internationally renowned independent designers, professional design studios and design academies from 5 countries and regions. To integrate the design capabilities of these design teams with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design teams, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team.

We generally enter into form agreements with independent designers, artists and professional design studios. We generally pay a design service fee for each design we engage our design teams to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design teams to receive a small percentage of the sales revenue from products featuring their design in addition to the design service fee when the product sales exceed a certain threshold. The design teams are liable for any disputes, controversies or claims arising out of or in connection with the design concepts. Our agreements with these design teams typically have a term of not more than three years.

As for design academies, we generally pay a fee as stated in the collaboration agreements to support the training and design of students in the academies. In return, we may be granted intellectual property rights of the designs, or pre-emption rights to acquire intellectual property rights.

As a testament to our excellence in product design, we had won a total of 32 reputable international design awards as of December 31, 2024, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, Red Star Design Awards and Superior Taste Awards.

Product development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of December 31, 2024, we had a team of over 200 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

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

We had established co-branding relationships with multiple IP licensors who own a number of popular brands such as Disney, Sanrio and Universal. The terms and conditions of our agreements with IP licensors vary as they are typically based on form agreements provided by the licensors. However, our agreements with IP licensors typically have a term of not more than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories and we may not reassign such rights to any third party without the approval of the IP licensors. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result.

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

Our Store Network

As of December 31, 2024, we served consumers primarily through a network of about 7,500 MINISO stores, including over 4,300 MINISO stores in mainland China and approximately 3,100 MINISO stores overseas. The following table shows the number of MINISO stores in mainland China and internationally as of the dates presented:

	As of June 30,		As of December 31,
	2022	2023	2022	2023	2024
Number of MINISO stores
Mainland China	3,226	3,604	3,325	3,926	4,386
– Directly operated stores	14	15	16	26	25
– Stores operated under MINISO Retail Partner model	3,195	3,569	3,290	3,878	4,335
– Stores operated under distributor model	17	20	19	22	26
Overseas	1,973	2,187	2,115	2,487	3,118
– Directly operated stores	133	176	153	238	503
– Stores operated under MINISO Retail Partner model	208	252	246	283	404
– Stores operated under distributor model	1,632	1,759	1,716	1,966	2,211
Total	5,199	5,791	5,440	6,413	7,504

The following table shows the number of TOP TOY stores globally as of the dates presented:

	As of June 30,		As of December 31,
	2022	2023	2022	2023	2024
Number of TOP TOY stores	97	118	117	148	276
– Directly operated stores	7	9	8	14	40
– Stores operated under MINISO Retail Partner model	90	109	109	134	236

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

Store operations in mainland China

As of December 31, 2024, apart from 528 directly operated MINISO stores and 40 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in mainland China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in mainland China for the periods indicated:

	For the fiscal year ended		For the six months		For the year ended
	June 30,		ended December 31,		December 31,
	2022	2023	2022	2023	2023	2024
Directly operated stores:
Number of stores at the beginning of the period	5	14	14	15	16	26
Number of new stores opened during the period	13	7	5	13	15	10
Number of closed stores during the period (2)	4	6	3	2	5	11
Net (decrease)/ increase in number of stores during the period	9	1	2	11	10	(1)
Number of stores at the end of the period	14	15	16	26	26	25
Stores operated under MINISO Retail Partner model:
Number of stores at the beginning of the period	2,919	3,195	3,195	3,569	3,290	3,878
Number of new stores opened during the period(1)	477	546	213	412	745	756
Number of closed stores during the period (1)(2)	201	172	118	103	157	299
Net increase in number of stores during the period	276	374	95	309	588	457
Number of stores at the end of the period	3,195	3,569	3,290	3,878	3,878	4,335
Stores operated under distributor model:
Number of stores at the beginning of the period	15	17	17	20	19	22
Number of new stores opened during the period	3	3	2	2	3	4
Number of closed stores during the period (2)	1	—	—	—	—	—
Net increase in number of stores during the period	2	3	2	2	3	4
Number of stores at the end of the period	17	20	19	22	22	26
(1)	The number of MINISO Retail Partner-operated stores that opened or closed during the period/year excluded the movement of stores resulting from relocation or upgrade.
(2)	The closure of MINISO stores was due to various reasons, including the expiration of store leases, increases in rental costs, changes in the layout of the shopping malls where the stores were located, the unprofitability of certain stores, and closures initiated by MINISO Retail Partners or distributors for other considerations.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in mainland China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in mainland China by city-tiers for the periods indicated:

	As of June 30,		As of December 31,
	2022	2023	2022	2023	2024
Number of MINISO stores in mainland China
First-tier cities	466	474	453	522	587
Second-tier cities	1,377	1,496	1,395	1,617	1,822
Third- or lower-tier cities	1,383	1,634	1,477	1,787	1,977
Total	3,226	3,604	3,325	3,926	4,386

We had grown the number of TOP TOY stores in mainland China from 97 as of June 30, 2022 to 118 as of June 30, 2023, 148 as of December 31, 2023 and further to 272 as of December 31, 2024. Among the 272 TOP TOY stores as of December 31, 2024, 38 were directly operated, and 234 were operated under the MINISO Retail Partner Model. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with our plan to expand globally and strengthen our brand presence. As of December 31, 2024, we had a total of 276 TOP TOY stores.

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

Licensing rights. MINISO Retail Partners are not able to have sub-contractors or sub-distributors or otherwise assign the rights under the licensing agreements to a third party without our prior written consent. A fixed annual license fee of between RMB0 and RMB100,000 is to be paid by MINISO Retail Partners on a per-store basis. We may charge certain MINISO Retail Partners who own multiple MINISO stores at a preferential rate. We may waive certain license fees for MINISO Retail Partners who operate a large number of stores.

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

As of the date of this annual report, to our knowledge, substantially all of our MINISO Retail Partners in mainland China are independent third parties, except for one partner that constitutes a related party to us due to significant influence by Mr. Guofu Ye. We are the seller of products in our relationship with MINISO Retail Partners. We believe that our sales to MINISO Retail Partners reflected genuine market demand and there was effective management and control over the inventory levels. We recognize revenue from product sales to MINISO Retail Partners when they sell the products to end-customers in their own MINISO or TOP TOY stores. We do not impose a minimum purchase or sale target on our MINISO Retail Partners.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network mostly in higher-tier cities in mainland China in the near future while also expanding into lower-tier cities.

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

The following table shows the number of our MINISO Retail Partners that invested in MINISO stores in mainland China for the period/year indicated:

	For the fiscal year ended		For the six months ended		For the year ended
	June 30,		December 31,		December 31,
	2022	2023	2022	2023	2023	2024
Number of MINISO Retail Partners at the beginning of the period/year(1)	815	912	912	1,022	981	1,049
Number of new MINISO Retail Partners during the period/year	177	216	147	79	148	161
Number of terminated MINISO Retail Partners during the period/year	80	106	78	52	80	139
Net increase in number of MINISO Retail Partners during the period/year	97	110	69	27	68	22
Number of MINISO Retail Partners at the end of the period/year	912	1,022	981	1,049	1,049	1,071

Notes:

(1)	The number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

As of December 31, 2024, of all 1,071 MINISO Retail Partners which invested in MINISO stores, 626 of them had invested for over three years.

We only had one distributor for the MINISO brand in Tibet in China during the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024. As of the date of this annual report, there has been no conversion of our collaboration partners in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the MINISO Retail Partners model as well. We had 9, 18, 42 and 64 MINISO Retail Partners operating TOP TOY stores as of June 30, 2022 and 2023 and December 31, 2023 and 2024, respectively. Some MINISO Retail Partners in mainland China may invest in both MINISO and TOP TOY stores.

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

As of December 31, 2024, in international markets under MINISO brand, there were 503 stores directly operated by us and over 2,600 MINISO Retail Partner stores and stores under the distributor model. As of the date of this annual report, to our knowledge, except for two distributors that are our equity investees, all of our overseas Retail Partners and distributors are independent third parties. For each of the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the fiscal year ended		For the six months ended		For the year ended
	June 30,		December 31,		December 31,
	2022	2023	2022	2023	2023	2024
Directly operated stores
Number of stores at the beginning of the period	127	133	133	176	153	238
Number of new stores opened during the period	26	76	39	87	124	279
Number of closed stores during the period(1)	20	33	19	25	39	14
Net increase in number of stores during the period	6	43	20	62	85	265
Number of stores at the end of the period	133	176	153	238	238	503
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	195	208	208	252	246	283
Number of new stores opened during the period	18	69	45	55	79	145
Number of closed stores during the period(1)	5	25	7	24	42	24
Net increase in number of stores during the period	13	44	38	31	37	121
Number of stores at the end of the period	208	252	246	283	283	404
Stores operated under distributor model
Number of stores at the beginning of the period	1,488	1,632	1,632	1,759	1,716	1,966
Number of new stores opened during the period	239	314	156	247	405	402
Number of closed stores during the period(1)	95	187	72	40	155	157
Net increase in number of stores during the period	144	127	84	207	250	245
Number of stores at the end of the period	1,632	1,759	1,716	1,966	1,966	2,211
(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores are located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

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

We are the seller of products in our relationship with distributors. We believe that our sales to distributors reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors. In order to mitigate channel stuffing risks, we have adopted stringent control measures, including but not limited to: (i) collecting inventory and sales data from each overseas markets and making quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We conduct such data collection, visits and examinations regularly to monitor the sales, inventory levels, and quality control of our distributors. Through these activities, we monitor our distributors’ compliance with the terms and conditions of the relevant agreements and any potential risks in relation to channel stuffing. If we discover non-compliant issues or risks, we conduct further investigation, notify the relevant distributors, work with the distributors to take rectification or mitigation measures, or terminate the distributor relationship. In addition, we generally require our distributors to make advance payments in full for our products. We typically do not accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall, which is in line with industry practice. We also do not impose a minimum purchase or sale target on our distributors. With respect to distributors, our product return rates as a percentage of total GMV during the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 were close to zero. We have maintained generally stable and healthy relationships with our distributors. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss.

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

License fee. We typically charge a fixed amount of license fee between RMB0 and RMB1,000,000 for each MINISO store opened under distributor model in overseas market. The license fees for our distributors are determined based on various factors, including but not limited to location of the store, local economic conditions and number of stores the relevant distributor owns. The license fees for our distributors are normally a one-off payment. We may grant preferential license fees to distributors who operate multiple stores. We may waive license fees for distributors who operate a large number of stores and/or with whom we have had a long-term relationship.

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

The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended		For the six months ended		For the year ended
	June 30,		December 31,		December 31,
	2022	2023	2022	2023	2023	2024
Number of distributors at the beginning of the period(1)	170	200	200	229	212	230
Number of new distributors during the period(2)	42	42	25	8	25	61
Number of terminated distributors during the period(2)	12	13	13	7	7	39
Net increase in number of distributors during the period	30	29	12	1	18	22
Number of distributors at the end of the period(1)	200	229	212	230	230	252
(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of June 30, 2022 and 2023 and December 31, 2023 and 2024, we had 31, 61, 78 and 114 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners as of June 30, 2023 was primarily due to the increase in the number of MINISO Retail Partners in Vietnam and Indonesia. The increase in the number of MINISO Retail Partners as of December 31, 2024 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia.

Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our supplier network

As of December 31, 2024, we sourced from approximately 1,800 suppliers, who are qualified manufacturers in China or other countries and regions, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our procurements in the fiscal year ended December 31, 2024.

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

Production

We outsourced the production of our products to third party manufacturers. Leveraging China’s strong supply chain capabilities in the lifestyle product sector, we sourced our products from approximately 1,800 suppliers as of December 31, 2024. We outsource our products production primarily through the original equipment manufacturer (“OEM”) or original design manufacturer (“ODM”) model, primarily because (i) these suppliers are mostly qualified manufacturers in China, with some having extensive supplying experience in the lifestyle products sector, and thus the OEM/ODM model allows us to optimize the manufacturing capacities and design resources of the suppliers to help our business development, (ii) the OEM/ODM model allows us to meet our demand for rapid product development so that we are able to have more flexibilities to maintain a diverse and frequently refreshed product portfolio, and (iii) the outsourcing arrangements allow us to control and manage product costs and better manage and minimize investment risks. We leverage our design capabilities and participate in product design with both OEMs and ODMs but are generally more deeply involved in the design process with OEMs. As such, we typically use ODMs to directly manage and take charge of the development and design of more standard products as these products require less design efforts from our own product managers and designers; and we typically use OEMs more often for products that require or allow new design ideas and concepts as our product managers and designers can work with OEMs to refine product design and prototype leveraging the manufacturing expertise of OEMs and their inputs on production feasibility. In some cases, we purchase certain products directly from suppliers without participating in the product design process, but the sales contribution of such products in MINISO stores in mainland China was less than 10% during the years ended December 31, 2024.

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

With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 70 days, 69 days, 81 days, 76 days and 91 days in the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2023 and 2024, respectively.

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

Warehouses and logistics

As of December 31, 2024, our products were distributed through approximately 35 leased warehouses, around 20 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

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

MINISO stores. As of December 31, 2024, there were approximately 7,500 MINISO stores across the globe, with over 4,300 MINISO stores in mainland China and over 3,100 MINISO stores overseas.

TOP TOY stores. As of December 31, 2024, there were 276 TOP TOY stores, 272 of which were located in mainland China.

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

Membership program. We launched our MINISO membership program in mainland China in August 2018. As of June 30, 2022 and 2023, December 31, 2023 and December 31, 2024, the number of MINISO members with at least one purchase over the past 12 months was approximately 36 million, 34 million, 41 million and 46 million, respectively. Our MINISO membership used to be structured in two tiers: premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members were entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. However, we have ceased to accept new premium membership registrations or renewals of such program since March 2023. The term of the premium membership is one year or one month since the registration or renewal. The existing premium members can still enjoy relevant benefits before the expiration of their previously paid premium membership.

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

As of December 31, 2024, the number of TOP TOY members with at least one purchase over the past 12 months was approximately 3 million. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our multi-channel customer engagement strategy.

Store-based consumer community. MINISO and TOP TOY stores in mainland China generally display a QR code that allows consumers visiting the stores to join the stores’ Weixin groups, which are managed by our specialists. These specialists keep consumers constantly engaged by sharing mainly product-related information and promotion, sometimes in livestreaming format, in these Weixin groups. Consumers who are group participants may be enticed to shop for our products.

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

Technology workforce. As of December 31, 2024, over 200 of our employees were engaged in research and development activities, representing around 3% of our total employee number. Among these employees, approximately 11% have master’s degrees or above.

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

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. We collaborate with IP licensors owning a number of popular brands around the world. We had around 1,122 trademarks, 346 patents, 814 copyrights relating to various aspects of our operations, and approximately 10 registered domain names (including www.miniso.com) in China as of December 31, 2024. In addition, we owned over 1,000 trademarks outside China as of December 31, 2024.

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

Mainland China

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), and the Encouraged Industry Catalogue for Foreign Investment (2022 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on November 1, 2024 and on January 1, 2023, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Regulation related to business activities involving medical devices

The Regulation on the Supervision and Administration of Medical Devices as effective on April 1, 2000 and most recently amended by the State Council on December 6, 2024 regulates the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

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

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on December 29, 2023, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

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

We have been engaging in commercial franchising activities under our “MINISO” brand and “TOP TOY” brand. With respect to our core “MINISO” brand, our PRC subsidiary, Miniso (Hengqin) Enterprise Management Co., Ltd., has completed the filing for commercial franchising. However, we did not satisfy the requirement to make relevant filings in relation to our “TOP TOY” brand on time. For a detailed description of the risks associated with our franchising activities under our “TOP TOY” brand, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

On September 24, 2024, the State Council published the Cyber Data Regulations, which became effective on January 1, 2025. The Cyber Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. If the network data processing activities have or may have impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties.

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

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of December 31, 2024, we had about 1,122 trademarks, 346 patents (including invention patents, utility model patents, and appearance design patents), 814 copyrights, and approximately 10 registered domain names (including www.miniso.com) in China. In addition, we owned over 1,000 trademarks outside China as of December 31, 2024.

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

As of the date of this annual report, we have not obtained the certificate for fire control inspection for four of our directly operated TOP TOY stores and three of our directly operated MINISO stores in mainland China. For a detailed description of the risks associated with the lack of such certificate, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

Our PRC subsidiaries are subject to these regulations on foreign exchange in various aspects of their operations, such as profit distributions for those which are foreign-invested enterprises, trade and service-related foreign exchange transactions, conversion of foreign currency-denominated capital for expenditure and equity investments. For a detailed description of the risks associated with our ability to use foreign currency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements. For a detailed description of the risks associated with any limitation on the ability of our PRC subsidiaries to make payments to us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China or Hong Kong subsidiaries subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

According to the above circulars and regulations, PRC residents who establish or control offshore special purpose vehicles for the purpose of financing or investment shall register with SAFE or its designated local entity. As of the date of this annual report, Mr. Guofu Ye and Ms. Yunyun Yang, who directly or indirectly hold our shares, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles. For a detailed description of the risks associated with any failure by us, our shareholders or beneficial owners to comply with these regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under mainland China law.”

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

Enforceability of Civil Liabilities in Mainland China

JunHe LLP, our PRC counsel, has advised us that there is uncertainty as to whether the courts in mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in mainland China or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in mainland China and within the jurisdiction of the court in mainland China with which it is filed. The court in mainland China will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in mainland China in accordance with laws in mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

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

C.Organizational Structure

The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report. We do not use a variable interest entity structure.

MINISO Group Holding Limited
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
99.99999%
MINISO Life Style Private Limited (India)
100%
Miniso Lifestyle Singapore Private Limited (Singapore)
MINISO Hong Kong Limited (Hong Kong)
Outside mainland China
Inside mainland China
100%
Mingyou Industrial Investment (Guangzhou)
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

D.Property, Plant and Equipment

Our corporate headquarters is located in Guangzhou, China, where we lease office space with an area of approximately 27,300 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2024, we had also leased office space of approximately 10,150 square meters in about 15 other cities in China and approximately 6,000 square meters in about 11 countries and regions overseas. As of December 31, 2024, we had leased a number of warehouses inside China with a total size of approximately 260,000 square meters and about 15 warehouses outside of China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors, and the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our leased property interest may be defective and such defects may negatively affect our right to such leases.” As of December 31, 2024, we owned apartment units in Guangzhou with a total area of approximately 10,300 square meters for employee dormitory.

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

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we introduced the “TOP TOY” brand with the goal of entering into the pop toy market and eventually building our platform of pop toys. In 2024, we launched an average of over 1,180 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 12,600 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offerings span 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. Under the TOP TOY brand, we offered around 11,100 SKUs as of December 31, 2024 across major categories that include blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain and deep operational know-how backed by digitalization, is critical to the success and forms the backbone of our business.

We have two reportable segments: (i) MINISO brand, including mainly the design, purchasing and sale of lifestyle products, and (ii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys.

Our revenue was RMB10,085.6 million and RMB11,473.2 million in the fiscal years ended June 30, 2022 and 2023, RMB5,266.9 million and RMB7,632.5 million in the six months ended December 31, 2022 and 2023, and RMB13,838.8 million and RMB16,994.0 million (US$2,328.2 million) in the years ended December 31, 2023 and 2024, respectively. Our gross profit was RMB3,069.8 million and RMB4,443.1 million in the fiscal years ended June 30, 2022 and 2023, RMB1,985.7 million and RMB3,241.0 million in the six months ended December 31, 2022 and 2023, and RMB5,698.4 million and RMB7,637.1 million (US$1,046.3 million) in the years ended December 31, 2023 and 2024, respectively. We recorded a profit of RMB639.7 million and RMB1,781.8 million in the fiscal years ended June 30, 2022 and 2023, RMB763.9 million and RMB1,256.1 million in the six months ended December 31, 2022 and 2023, and RMB2,274.0 million and RMB2,635.4 million (US$361.1 million) in the years ended December 31, 2023 and 2024, respectively.

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

Store network expansion in China

Our ability to expand our store network in China is a key driver of our revenue growth. Our revenue generated from China was RMB7,442.2 million and RMB7,650.8 million in the fiscal years ended June 30, 2022 and 2023, RMB3,360.2 million and RMB4,843.1 million in the six months ended December 31, 2022 and 2023, and RMB9,133.8 million and RMB10,312.1 million (US$1,412.8 million) in the years ended December 31, 2023 and 2024, respectively. As of December 31, 2024, apart from 25 directly operated MINISO stores and 38 directly operated TOP TOY stores, substantially all of our MINISO and TOP TOY stores in mainland China were operated under our MINISO Retail Partner model. Our store network expansion in China is primarily sustained by our continued success in encouraging our retail partners to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in mainland China increased from 3,226 as of June 30, 2022 to over 3,600 as of June 30, 2023, to over 3,900 as of December 31, 2023, and further 4,386 as of December 31, 2024. Additionally, the fast growth of our new brand TOP TOY since December 2020 has also contributed to the expansion of our store network in China. As of December 31, 2024, we had opened 272 TOP TOY stores in mainland China.

Globalization strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of mainland China was RMB2,643.5 million and RMB3,822.4 million in the fiscal years ended June 30, 2022 and 2023, RMB1,906.7 million and RMB2,789.3 million in the six months ended December 31, 2022 and 2023, and RMB4,705.0 million and RMB6,681.9 million (US$ 915.4 million) in the years ended December 31, 2023 and 2024, accounting for 26.2%, 33.3%, 36.2%, 36.5%, 34.0% and 39.3%, of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize the MINISO Retail Partner model for international store network expansion in an asset-light manner and the direct operation model. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries. The number of MINISO stores outside of mainland China increased from 1,973 as of June 30, 2022 to approximately 2,200 as of June 30, 2023, to approximately 2,500 as of December 31, 2023 and further to over 3,100 as of December 31, 2024.

Revenue per MINISO store

While we continue to expand our store network, our results of operations are also affected by revenue per MINISO store. Our revenue per MINISO store, which is calculated by dividing (a) revenue of MINISO brand by (b) the average number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global value retailer offering a variety of trendy lifestyle products featuring IP design, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to take a disciplined approach in store network expansion while we increase penetration into more lower-tier cities in China and expand internationally using a distributor, self-operating or retail partner model, and to develop efficient supply chains and deepen customer engagement in these new regions, will affect our revenue per MINISO store and our results of operations. Our revenue per MINISO store was RMB1.9 million and RMB2.0 million in the fiscal years ended June 30, 2022 and 2023, RMB0.9 million and RMB1.2 million in the six months ended December 31, 2022 and 2023, and RMB2.2 million and RMB2.3 million (US$0.3 million) in the years ended December 31, 2023 and 2024, respectively.

Product value propositions

We primarily generate revenues from sales of high-quality and affordable lifestyle and pop toy products that are responsive to the evolving tastes and needs of consumers. Our product managers identify market trends and collaborate closely with our designers and suppliers to develop and roll out products that balance appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock new product design possibilities and elevate our brand awareness. Further, we identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. As a result of our distinctive approach to product design and development, our flagship brand “MINISO” maintained a portfolio of over 12,600 core SKUs spanning 11 major categories, with an average of over 1,180 SKUs launched per month in the year ended December 31, 2024. Under the fast-growing TOP TOY brand, we offered around 11,100 SKUs as of December 31, 2024 across major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

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

	For the fiscal year ended June 30,				For the six months ended December 31,				For the year ended December 31,
	2022		2023		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,997,662	89.2	10,357,235	90.3	4,754,711	90.3	6,921,694	90.7	12,524,218	90.6	15,441,214	2,115,438	90.8
– Retail sales in self-operated stores	555,226	5.5	990,048	8.6	419,628	8.0	1,004,114	13.2	1,574,534	11.4	3,158,895	432,767	18.6
– Product sales to franchisees(1)	5,499,267	54.5	5,960,518	52.0	2,537,738	48.2	3,857,191	50.5	7,279,971	52.6	7,923,836	1,085,561	46.6
– Sales to offline distributors	2,072,061	20.5	2,612,742	22.8	1,381,140	26.2	1,660,860	21.7	2,892,462	20.9	3,369,238	461,584	19.8
– Online sales(2)	651,039	6.5	706,397	6.2	374,502	7.1	355,380	4.7	687,275	5.0	941,055	128,924	5.5
– Other sales channels(3)	220,069	2.2	87,530	0.8	41,703	0.8	44,149	0.6	89,976	0.7	48,190	6,602	0.3
License fees, sales-based royalties, and sales-based management and consultation service fees	685,394	6.8	687,575	6.0	303,835	5.7	426,369	5.6	810,109	5.8	869,182	119,077	5.2
– License fees	109,166	1.1	84,711	0.7	48,288	0.9	37,074	0.5	73,497	0.5	96,836	13,266	0.6
– Sales-based royalties	97,453	1.0	102,089	0.9	43,245	0.8	66,113	0.9	124,957	0.9	131,402	18,002	0.8
– Sales-based management and consultation service fees	478,775	4.7	500,775	4.4	212,302	4.0	323,182	4.2	611,655	4.4	640,944	87,809	3.8
Others(4)	402,593	4.0	428,398	3.7	208,332	4.0	284,404	3.7	504,470	3.6	683,629	93,657	4.0
Total	10,085,649	100.0	11,473,208	100.0	5,266,878	100.0	7,632,467	100.0	13,838,797	100.0	16,994,025	2,328,172	100.0
(1)	Represents sales to/revenue from MINISO Retail Partners.
(2)	Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels.
(3)	“Other sales channels” mainly represents group-buying channels.
(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,				For the six months ended December 31,				For the year ended December 31,
	2022		2023		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
	(in thousands, except for percentages)
Revenue:
Mainland China	7,442,156	73.8	7,650,821	66.7	3,360,167	63.8	4,843,127	63.4	9,133,781	66.0	10,312,116	1,412,754	60.7
Other Asian countries excluding China(1)	1,174,323	11.6	1,821,080	15.9	958,847	18.2	1,157,261	15.2	2,019,494	14.5	2,541,817	348,228	15.0
North America	391,017	3.9	729,702	6.4	314,839	6.0	743,897	9.7	1,158,760	8.4	1,985,051	271,951	11.7
Latin America	798,102	7.9	1,008,356	8.7	497,235	9.4	660,039	8.7	1,171,160	8.5	1,445,691	198,059	8.5
Europe	174,691	1.7	151,496	1.3	76,464	1.5	154,737	2.0	229,769	1.7	414,493	56,785	2.4
Others	105,360	1.1	111,753	1.0	59,326	1.1	73,406	1.0	125,833	0.9	294,857	40,395	1.7
Total	10,085,649	100.0	11,473,208	100.0	5,266,878	100.0	7,632,467	100.0	13,838,797	100.0	16,994,025	2,328,172	100.0
(1)	Represents sales to/revenue from MINISO Retail Partners.

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 97.9% and 97.6% of our total cost of sales for the fiscal year ended June 30, 2022 and 2023, 97.4% and 97.8% for the six months ended December 31, 2022 and 2023, and 97.7% and 97.2% for the years ended December 31, 2023 and 2024, respectively. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB7,015.9 million and RMB7,030.2 million in the fiscal years ended June 30, 2022 and 2023, RMB3,281.2 million and RMB4,391.4 million in the six months ended December 31, 2022 and 2023, and RMB8,140.4 million and RMB9,357.0 million (US$1,281.9 million) in the years ended December 31, 2023 and 2024, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,		For the six months ended December 31,		For the year ended December 31,
	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)		(Unaudited)
	(in thousands)
Gross profit	3,069,761	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	1,046,273
Gross margin (%)	30.4	38.7	37.7	42.5	41.2	44.9	44.9

Other income

Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China. In the fiscal year ended June 30, 2022, other income also included subsidies obtained by our subsidiaries in the United States under the Paycheck Protection Program Rule. There is no assurance that we will continue to receive any government grants in the future.

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,442.3 million and RMB1,716.1 million in the fiscal years ended June 30, 2022 and 2023, RMB798.1 million and RMB1,363.1 million in the six months ended December 31, 2022 and 2023, and RMB2,281.1 million and RMB3,519.5 million (US$482.2 million) in the years ended December 31, 2023 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB816.2 million and RMB633.6 million in the fiscal years ended June 30, 2022 and 2023, RMB313.9 million and RMB357.7 million in the six months ended December 31, 2022 and 2023, and RMB677.4 million and RMB931.7 million (US$127.6 million) in the years ended December 31, 2023 and 2024, respectively.

Other net income/(loss)

Other net income/(loss) mainly consists of (i) net foreign exchange gain/(loss), (ii) investment income from other investments, and (iii) net change in fair value of other investments.

Taxation

Our income tax expense represented a significant portion of our profit for the year/period for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023 and 2024, primarily because of the occurrence of a large non-tax deductible expense item in these periods, namely equity-settled share-based payment expenses. Our equity-settled share-based payment expenses totaled RMB82.8 million and RMB62.9 million in the fiscal years ended June 30, 2022 and 2023, RMB26.6 million and RMB46.4 million in the six months ended December 31, 2022 and 2023, and RMB82.7 million and RMB85.2 million (US$11.7 million) in the years ended December 31, 2023 and 2024, respectively. The effect of unused tax losses not recognized was RMB44.9 million, RMB23.0 million and RMB7.1 million in the fiscal years ended June 30, 2022 and 2023 and in the six months ended December 31, 2022, respectively, and the effect of utilization of tax losses previously not recognized was RMB8.0 million in the six months ended December 31, 2023. The effect of unused tax losses not recognized was RMB7.9 million and the effect of unused tax losses being utilized was RMB56.3 million (US$7.7 million) in the years ended December 31, 2023 and 2024, respectively.

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

	For the fiscal year ended June 30,		For the six months ended December 31,		For the year ended December 31,
	2022	2023	2022	2023	2023(2)	2024
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)		(Unaudited)
	(in thousands)
Revenue	10,085,649	11,473,208	5,266,878	7,632,467	13,838,797	16,994,025	2,328,172
Cost of sales	(7,015,888)	(7,030,156)	(3,281,218)	(4,391,428)	(8,140,366)	(9,356,965)	(1,281,899)
Gross profit	3,069,761	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	1,046,273
Other income	25,931	17,935	14,311	18,993	22,617	21,595	2,959
Selling and distribution expenses(1)	(1,442,339)	(1,716,093)	(798,127)	(1,363,114)	(2,281,080)	(3,519,534)	(482,174)
General and administrative expenses(1)	(816,225)	(633,613)	(313,908)	(357,689)	(677,394)	(931,651)	(127,636)
Other net income	87,308	114,106	72,850	21,105	62,361	114,696	15,713
(Credit loss)/reversal of credit loss on trade and other receivables	(28,924)	1,072	(3,716)	(2,080)	2,708	2,469	338
Impairment loss on non-current assets	(13,485)	(3,448)	—	(4,547)	(7,995)	(8,846)	(1,212)
Operating profit	882,027	2,223,011	957,070	1,553,707	2,819,648	3,315,789	454,261
Finance income	66,344	145,225	64,684	123,969	204,510	118,672	16,258
Finance costs	(33,396)	(34,622)	(16,345)	(25,202)	(43,479)	(92,915)	(12,729)
Net finance income	32,948	110,603	48,339	98,767	161,031	25,757	3,529
Share of (loss)/profit of equity-accounted investees, net of tax	(8,162)	—	—	268	268	5,986	820
Profit before taxation	906,813	2,333,614	1,005,409	1,652,742	2,980,947	3,347,532	458,610
Income tax expense	(267,070)	(551,785)	(241,498)	(396,665)	(706,952)	(712,104)	(97,558)
Profit for the year/period	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	361,052

Note:

(1)	Equity-settled share-based payment expenses were allocated as follows:
(2)	The unaudited financial results for the twelve months ended December 31, 2023 presented here and below are derived from the arithmetic combination of our audited financial results for the six months ended December 31, 2023 and the twelve months ended June 30, 2023, after arithmetic adjustments made to exclude the financial results of the first six months of 2023. Such information is included for comparison purposes only.

	For the fiscal year ended		For the six months ended		For the year ended
	June 30,		December 31,		December 31,
	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	52,000	44,824	16,622	41,506	69,709	13,454	1,843
General and administrative expenses	30,835	18,058	9,958	4,926	13,025	71,730	9,827
Total	82,835	62,882	26,580	46,432	82,734	85,184	11,670

Year ended December 31, 2023 compared to year ended December 31, 2024

Revenue

Revenue was RMB16,994.0 million (US$2,328.2 million), representing an increase of 22.8% year over year, primarily driven by an 18.3% year-over-year increase in average store count.

Revenue from MINISO brand increased by 22.0% to RMB16,002.6 million (US$2,192.3 million), driven by (i) an increase of 10.9% in revenue from MINISO brand in mainland China, and (ii) an increase of 41.9% in revenue from MINISO brand in overseas markets. The year-over-year increase was primarily due to an increase of 21.8% in average store count. The overseas revenue contributed 41.7% of revenue from MINISO brand, compared to 35.9% in 2023.

Revenue from TOP TOY brand increased by 44.7% to RMB983.5 million (US$134.7 million), primarily powered by a low-single digit same-store sales growth and a rapid growth in average store counts.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 6,413 as of December 31, 2023 to 7,504 as of December 31, 2024. Our revenue per MINISO store, however, increased by 3.9% from RMB2.2 million in 2023 to RMB2.3 million (US$0.3 million) in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales was RMB9,357.0 million (US$1,282 million) in 2024, which was stable compared to cost of sales of RMB8,140.4 million in 2023.

Gross profit and gross margin

Gross profit increased by 34.0% from RMB5,698.4 million in the year ended December 31, 2023 to RMB7,637.1 million (US$1,046.3 million) in 2024, and gross margin increased from 41.2% to 44.9% during the same period. The increase in gross profit and gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income

Our other income was RMB21.6 million (US$3.0 million) in 2024, compared to RMB22.6 million in 2023.

Selling and distribution expenses

Our selling and distribution expenses increased by 54.3% from RMB2,281.1 million in 2023 to RMB3,519.5 million (US$482.2 million) in 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB2,211.4 million to RMB3,506.1 million during the same period. The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2024, total number of directly operated stores in overseas markets was 505, doubling from a year ago. In 2024, revenue from directly operated stores also doubled, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased by 72.2%. Promotion and advertising expenses increased by 37.7% in 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased by 29.2%, as a percentage of revenue stabilizing at around 2% in both comparative periods. Logistics expenses increased by 51.0%, mainly reflecting the rising freight costs caused by the tension in international shipping.

General and administrative expenses

Our general and administrative expenses increased by 37.5% from RMB677.4 million in 2023 to RMB931.7 million (US$127.6 million) in 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 29.4% from RMB664.4 million to RMB859.9 million during the same period, which was primarily due to the increase of personnel-related expenses in relation to the growth of our business.

Other net income

Our other net income was RMB114.7 million (US$15.7 million) in 2024, as compared to other net income of RMB62.4 million in 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products, and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB8.0 million and RMB8.8 million (US$1.2 million) in 2023 and 2024, respectively. The impairment loss on non-current assets was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB3,315.8 million (US$454.3 million) in 2024, representing an increase of 17.6% from RMB2,819.6 million in 2023.

Net finance income

Our net finance income was RMB25.8 million (US$3.5 million), compared to RMB161.0 million in 2023. The year-over-year decrease was mainly due to a decrease in interest income as a result of lower interest rate and reduced bank deposits principal as we reallocated certain resources to wealth management products, coupled with an increase in finance cost due to increased interest expenses on lease liabilities in line with our investment in directly operated stores.

Share of loss of equity-accounted investee, net of tax

For the year ended December 31,2024, our share of loss of an equity-accounted investee, net of tax was RMB6.0 million, which was mainly due to our investment(s) into and share of profit of the associate companies. For the year ended December 31, 2023, our share of profit of an equity-accounted investee, net of tax was RMB0.3 million.

Income tax expense

We recorded income tax expense of RMB712.1 million (US$97.6 million) in 2024, compared to RMB707.0 million in 2023.

Profit for the year

As a result of the foregoing, our profit for the year increased by 15.9% from RMB2,274 million in 2023 to RMB2,635.4 million (US$361.1 million) in 2024.

Six months ended December 31, 2022 compared to six months ended December 31, 2023

Revenue

Our revenue increased by 44.9% from RMB5,266.9 million in the six months ended December 31, 2022 to RMB7,632.5 million in the six months ended December 31, 2023, attributable to (i) an increase of 46.3% in revenue from overseas markets, and (ii) an increase of 44.1% in revenue from China.

Revenue generated from our operations in China was RMB4,843.1 million in the six months ended December 31, 2023, increasing by 44.1% from RMB3,360.2 million in the six months ended December 31, 2022. The increase in revenue from the China market was primarily due to (i) an increase of 44.6% in revenue from MINISO brand in China, and (ii) an increase of 65.8% in revenue from TOP TOY in China.

Revenue generated from overseas markets was RMB2,789.3 million in the six months ended December 31, 2023, increasing by 46.3% from RMB1,906.7 million in the six months ended December 31, 2022.

The total number of MINISO stores, including those in China and overseas markets, increased from 5,440 as of December 31, 2022 to 6,413 as of December 31, 2023. Our revenue per MINISO store increased by 26.6% from RMB0.9 million in the six months ended December 31, 2022 to RMB1.2 million in the six months ended December 31, 2023.

Cost of sales

Our cost of sales increased by 33.8% from RMB3,281.2 million for the six months ended December 31, 2022 to RMB4,391.4 million for the six months ended December 31, 2023.

Gross profit and gross margin

Gross profit increased by 63.2% from RMB1,985.7 million in the six months ended December 31, 2022 to RMB3,241.0 million in the six months ended December 31, 2023, and gross margin increased from 37.7% to 42.5% for the same periods. The increase in gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, (ii) higher gross margin in China contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO, and the cost-saving measures we adopted to reduce the costs of certain products, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income

Our other income increased by 32.7% from RMB14.3 million in the six months ended December 31, 2022 to RMB19.0 million in the six months ended December 31, 2023, primarily due to an increase in income from depositary bank.

Selling and distribution expenses

Our selling and distribution expenses increased by 70.8% from RMB798.1 million in the six months ended December 31, 2022 to RMB1,363.1 million in the six months ended December 31, 2023. The increase was primarily attributable to (i) increased personnel-related expenses, logistics expenses and IP licensing expenses in relation to the growth of our business, (ii) increased depreciation expenses of the right-of-use assets in relation to directly operated stores, and (iii) increased promotion and advertising expenses, mainly in connection with our brand upgrade and the opening of new stores in overseas markets.

General and administrative expenses

Our general and administrative expenses increased by 13.9% from RMB313.9 million in the six months ended December 31, 2022 to RMB357.7 million in the six months ended December 31, 2023. This increase was primarily due to increased personnel-related expenses in relation to the growth of our business.

Other net income

Our other net income was RMB21.1 million in the six months ended December 31, 2023, compared to other net income of RMB72.9 million in the six months ended December 31, 2022. The decrease was mainly due to net foreign exchange loss, partially offset by net change in fair value of other investments.

Impairment loss on non-current assets

For the six months ended December 31, 2022, we did not record any impairment loss on non-current assets. For the six months ended December 31, 2023, we recorded impairment loss on non-current assets of RMB4.5 million, which was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB1,553.7 million in the six months ended December 31, 2023, representing an increase of 62.3% from RMB957.1 million in the six months ended December 31, 2022.

Net finance income

Our net finance income increased by 104.3% from RMB48.3 million in the six months ended December 31, 2022 to RMB98.8 million in the six months ended December 31, 2023, mainly due to an increase in interest income as a result of increased principal in bank deposits.

Income tax expense

We recorded income tax expense of RMB396.7 million in the six months ended December 31, 2023, compared to RMB241.5 million in the six months ended December 31, 2022.

Profit for the period

As a result of the foregoing, our profit for the period increased by 64.4% from RMB763.9 million in the six months ended December 31, 2022 to RMB1,256.1 million in the six months ended December 31, 2023.

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2023

Revenue

Our revenue increased by 13.8% from RMB10,085.6 million in the fiscal year ended June 30, 2022 to RMB11,473.2 million in the fiscal year ended June 30, 2023, mainly attributable to (i) an increase of 44.6% in revenue from overseas markets, and (ii) an increase of 2.8% in revenue from China.

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

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 5,199 as of June 30, 2022 to 5,791 as of June 30, 2023. Our revenue per MINISO store increased by 3.8% from RMB1.9 million in the fiscal year ended June 30, 2022 to RMB2.0 million in the fiscal year ended June 30, 2023.

Cost of sales

Our cost of sales was RMB7,030.2 million in the fiscal year ended June 30, 2023, which was stable compared to cost of sales of RMB7,015.9 million in fiscal year ended June 30, 2022.

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

Non-IFRS Financial Measure

In evaluating the business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. We define adjusted net profit as profit excluding equity-settled share-based payment expenses.

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

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit or any other measure of performance prepared and presented in accordance with IFRS. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measure when analyzing our data comparatively. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We recorded adjusted net profit of RMB722.6 million and RMB1,844.7 million in the fiscal years ended June 30, 2022 and 2023, RMB790.5 million and RMB1,302.5 million in the six months ended December 31, 2022 and 2023, and RMB2,356.7 million and RMB2,720.6 million (US$372.7 million) in the years ended December 31, 2023 and 2024, respectively. The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023 and 2024 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the year/period.

	For the fiscal year ended June 30,		For the six months ended December 31,		For the year ended December 31,
	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)		(Unaudited)
	(in thousands)
Profit for the year/period	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	361,052
Add back:
Equity-settled share-based payment expenses	82,835	62,882	26,580	46,432	82,734	85,184	11,670
Adjusted net profit	722,578	1,844,711	790,491	1,302,509	2,356,729	2,720,612	372,722

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

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB5,348,5 million, RMB6,489.2 million,RMB6,415.4 million and RMB6,328.1 million (US$ 866.9 million) as of June 30, 2022 and 2023 and December 31, 2023 and 2024, respectively. As of December 31, 2024, 84.3%, 8.2%, 0.4% and 7.1% of our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Hong Kong dollars and other currencies, respectively. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of December 31, 2024, we did not have any unused banking facilities.

As of December 31, 2024, we had an outstanding borrowing of RMB4.3 million (US$0.6 million), which represented a loan obtained from a minority shareholder of a subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB7,215,000 on December 31, 2024), an interest rate of 3% per annum and a maturity date of July 31, 2027.

In January 2025, we issued equity linked securities due 2032, or the 2032 Securities, which are convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032. The 2032 Securities constitute direct, unconditional, unsubordinated and, subject to the terms and conditions of the 2032 Securities, unsecured obligations of ours and bear interest at a rate of 0.5% per year, payable semiannually in arrears on January 14 and July 14 of each year, beginning on July 14, 2025. Holders of the 2032 Securities may exchange their 2032 Securities for cash at any time on or after the date which is six years after the closing date to the date falling 10 scheduled trading days prior to the maturity date. The 2032 Securities will mature on January 14, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The exercise price at which the 2032 Securities will be exchanged will initially be HK$64.395 per ordinary share, subject to adjustment upon the occurrence of certain events. Holders may exchange their 2032 Securities for cash: (i) at any time on or after January 14, 2031 to the date falling 70 scheduled trading days prior to the maturity date, or the Initial Exercise Period; and (ii) at any time from the date falling 69 scheduled trading days preceding the maturity date to the date falling 10 scheduled trading days preceding the maturity date, or the Final Exercise Period, in accordance with the terms of the Securities. Upon exercise by a holder of their 2032 Securities, the holder will receive a cash settlement amount in U.S. dollars and equal to the number of cash settled shares underlying the exercised securities (a notional concept calculated by dividing the principal amount of the Securities by the applicable exercise price on the exercise date) multiplied by (i) if exercised during the Initial Exercise Period, the volume weighted average price of an ordinary share over a specified period of trading days; or (ii) if exercised during the Final Exercise Period, the higher of (a) the applicable exercise price of the 2032 Securities, and (b) the volume weighted average price of an ordinary share over a specified period of trading days, calculated in accordance with the terms and conditions of the 2032 Securities. Holders of the 2032 Securities may require us to redeem all or some of such holder’s 2032 Securities on January 14, 2028 and January 14, 2030 or in the event of certain fundamental changes. We may redeem the 2032 Securities in the event of certain changes to tax laws or if less than 10% of the aggregate principal amount of the 2032 Securities originally issued remains outstanding at such time.

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2024.

In utilizing the proceeds from our offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year		For the six months		For the year
	ended June 30,		ended December 31,		ended December 31,
	2022	2023	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)		(Unaudited)
	(in thousands)
Net cash generated from operating activities	1,406,262	1,666,030	433,256	1,097,541	2,330,315	2,168,334	297,061
Net cash (used in)/generated from investing activities	(2,125,918)	(293,406)	(485,719)	177,073	369,386	(533,254)	(73,055)
Net cash used in financing activities	(733,559)	(325,956)	(149,789)	(1,320,899)	(1,497,066)	(1,720,623)	(235,724)
Net (decrease)/increase in cash and cash equivalents	(1,453,215)	1,046,668	(202,252)	(46,285)	1,202,635	(85,543)	(11,719)
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	6,771,653	5,348,492	5,348,492	6,489,213	5,186,601	6,415,441	878,912
Effect of movements in exchange rates on cash held	30,054	94,053	40,361	(27,487)	26,205	(1,777)	(243)
Cash and cash equivalents at the end of the fiscal year	5,348,492	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	866,949

Operating activities

Net cash generated from operating activities for the fiscal year ended December 31, 2024 was RMB2,168.3 million (US$297.1 million). This amount was primarily attributable to a profit of RMB2,635.4 million (US$361.1 million) for the year, as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB808.7 million (US$110.8 million), and (ii) income tax of RMB712.1 million (US$97.6 million), which were partially offset by an interest income of RMB118.7 million (US$16.3 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of an increase in trade and other payables of RMB561.4 million (US$76.9 million), partially offset by (i) an increase in inventories of RMB828.1 million (USD113.5) million and (ii) an increase in trade and other receivables of RMB836.8 million(USD114.6 million). The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in miscellaneous expenses paid on behalf of franchisees, trade receivables and prepayments for repurchase of shares.

Net cash generated from operating activities for the six months ended December 31, 2023 was RMB1,097.5 million, as compared to a profit for the period of RMB1,256.1 million. The difference was due to the adjustment of certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB285.2 million, and (ii) income tax of RMB396.7 million, which were partially offset by an interest income of RMB124.0 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) an increase in inventory of RMB471.7 million, and (ii) an increase in trade and other receivables of RMB316.5 million. The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in trade receivable.

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

Investing activities

Net cash generated from investing activities for the fiscal year ended December 31, 2024 was RMB533.3 million (US$73.1 million), consisting primarily of proceeds from disposal of other investments of RMB14.3 billion (US$1,954.7 million), partially offset by payments for purchases of other investments RMB14.1 billion (US$1,934.1 million) and payments for purchases of property, plant, equipment and intangible assets of RMB762.5 million (US$104.5 million).

Net cash generated from investing activities for the six months ended December 31, 2023 was RMB177.1 million, consisting primarily of proceeds from disposal of other investments of RMB2,504.0 million, release of term deposits of RMB581.4 million and interest income of RMB122.2 million, partially offset by payment for purchases of other investments of RMB2,554.0 million, payment for purchases of property, plant, equipment and intangible assets of RMB264.8 million and placement of term deposits of RMB210.4 million.

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

Financing activities

Net cash used in financing activities for the fiscal year ended December 31, 2024 was RMB1,720.6 million (US$235.7 million), primarily due to dividends paid to equity shareholders of our company of RMB1,244.3 million (US$170.5 million), payment of capital element and interest element of lease liabilities of RMB725.1 million (US$99.3 million) and prepayments for repurchase of shares of RMB313.4 million (US$42.9 million), partially offset by proceeds from loans and borrowings of RMB563.8 million (US$77.2 million).

Net cash used in financing activities for the six months ended December 31, 2023 was RMB1,320.9 million, primarily due to dividends payment of RMB923.7 million, payment of capital element and interest element of lease liabilities of RMB236.5 million, prepayments for repurchase of shares of RMB87.3 million and payments for repurchase of shares of RMB73.6 million.

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

Holding company structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our foreign invested subsidiaries in China may pay dividend from the after-tax profit after (i) it sets aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.”

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

We met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. Our directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2024.

Securities class action

In August 2022, a putative federal securities class action was filed against our company and certain officers and directors, alleging that we made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision, which was rejected by the court. Plaintiff has until April 28, 2025 to file a further amended complaint.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations and obligations under our 2032 Securities, and we intend to fund those requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB1,234.2 million and RMB264.8 million in the fiscal years ended June 30, 2022 and 2023, RMB78.0 million and RMB264.8 million in the six months ended December 31, 2022 and 2023, and RMB360.9 million and RMB762.5 million (US$104.5 million) in the years ended December 31, 2023 and 2024, respectively.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount were RMB6,642.5 million and RMB7,068.7 million in the fiscal years ended June 30, 2022 and 2023, RMB3,420.5 million and RMB4,721.4 million in the six months ended December 31, 2022 and 2023, and RMB8,369.6 million and RMB9,901.0 million (US$1,356.4 million) in the years ended December 31, 2023 and 2024, respectively.

Contractual obligations

Capital commitments

Our capital commitments mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB842.9 million, RMB982.6 million, RMB837.2 million and RMB633.5 million (US$86.8 million) as of June 30, 2022 and 2023 and December 31, 2023 and 2024, respectively. The capital commitments as of December 31, 2024 were mainly attributable to the construction of the headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB651.1 million and RMB885.7 million, RMB1,245.3 million and RMB2,538.5 million (US$347.8 million) as of June 30, 2022 and 2023 and December 31, 2023 and 2024, respectively.

2032 Securities obligations

2032 Securities obligations consist of the principal amount and cash interests in connection with our 2032 Securities. The 2032 Securities bear interest at a rate of 0.5% per year, payable semiannually in arrears on January 14 and July 14 of each year, beginning on July 14, 2025. Holders of the 2032 Securities may exchange their 2032 Securities for cash at any time on or after the date which is six years after the closing date to the date falling 10 scheduled trading days prior to the maturity date. Holders of the 2032 Securities may require us to redeem all or some of such holder’s 2032 Securities on January 14, 2028 and January 14, 2030 or in the event of certain fundamental changes. We may redeem the 2032 Securities in the event of certain changes to tax laws or if less than 10% of the aggregate principal amount of the 2032 Securities originally issued remains outstanding at such time.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology Capabilities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and executive officers	Age	Position/Title
Guofu Ye	47	Founder, Chairman of the Board of Directors and Chief Executive Officer
Lili Xu	43	Independent Non-executive Director
Yonghua Zhu	44	Independent Non-executive Director
Yongping Wang	56	Independent Non-executive Director
Yunyun Yang	48	Vice President
Jingjing Zhang	38	Chief Financial Officer and Vice President

Mr. Guofu Ye has served as a director of our company since January 2020 and was re-designated as executive director upon the listing of our ordinary shares on the Hong Kong Stock Exchange in July 2022. Mr. Ye is our founder and has served as the chairman of our company and the chief executive officer of our company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our operations. Mr. Ye founded Miniso Corporation, our predecessor, in August 2009 and has since then served as the chief executive officer of Miniso Corporation until August 2018. After Miniso Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of Miniso Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China. Mr. Ye has also served as a director of Yonghui Superstores Co., Ltd (SSE: 601933) since March 2025. Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.

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

Mr. Yongping Wang has served as our independent director since November 2021 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shenzhen Stock Exchange, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Hong Kong Stock Exchange, since June 2021, and an independent director of Winner Technology Co., Ltd., or Winner Technology (SZSE: 300609), a China-based company principally engaged in offline consumer behavior data analysis, and listed on the Shenzhen Stock Exchange, since May 2023, and a director of Yonghui Superstores Co., Ltd (SSE: 601933) since March 2025. From April 2017 to May 2020, he served as an independent director at Winner Technology. Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd., a limited liability company established in China principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Before joining us, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002. Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

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

Mr. Jingjing Zhang has served as the chief financial officer of our company since January 2023. Prior to his promotion as the chief financial officer, Mr. Zhang served as the vice president of capital markets of our company from September 2022, in charge of our company’s capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Zhang joined us in January 2021 as the director of capital markets. Mr. Zhang has over 10 years of experience in capital markets. Before joining us, Mr. Zhang started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB). Mr. Zhang has served as a director of Yonghui Superstores Co., Ltd (SSE: 601933) since March 2025. Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011. Mr. Zhang currently is an FMBA candidate of the executive program at China Europe International Business School. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB16.9 million (US$2.3 million) in cash to our executive officers and an aggregate of RMB3.3 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of ordinary shares that may be issued under Amended and Restated 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 ordinary shares reserved for issuance pursuant to any awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On October 18, 2022, we transferred all of the 1,546,909 ADSs that we repurchased as of September 22, 2022 pursuant to a share repurchase program we adopted in December 2021 to our share incentive awards holding vehicles under the Amended and Restated 2020 Share Incentive Plan for future grants of share incentive awards. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs were deemed to be issued from the pool of 54,715,080 reserved shares under the Amended and Restated 2020 Share Incentive Plan, and thus the amount of reserved shares available for future grants was reduced to 48,527,444. On March 20, 2024, we granted 20,871,490 RSUs representing the same number of new shares from the poll of 48,527,444 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 27,655,954.

As of February 28, 2025, we had outstanding options to purchase a total of 3,887,464 ordinary shares and 31,333,754 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan.

Survived share incentive awards

The following paragraphs summarize the principal terms of share incentive awards we adopted previously and survived the termination of our previous share incentive plan(s), if any. Other than these terms, the survived share incentive awards are also bound by the terms of the Amended and Restated 2020 Share Incentive Plan.

Restricted shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees and issued these restricted shares to several share incentive holding vehicles to hold these restricted shares on behalf of our employees. The total number of restricted shares granted to our employees and held by those share incentive holding vehicles was subsequently reduced to 78,528,548 in September 2020. All restricted shares granted are subject to repurchase arrangements and transfer restrictions. As of February 28, 2025, other than 2,785,136 restricted shares that had been forfeited or repurchased, all restrictions on 75,743,41 previously granted restricted shares had been lifted. As of February 28, 2025, we were able to further grant share incentive awards with 2,785,136 underlying ordinary shares.

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

As of February 28, 2025, options to purchase a total of 3,887,464 ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

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

Restricted share units

To make full use of the ordinary shares held by MCYP Management Limited, we started to grant restricted share units in December 2022 based on ordinary shares held by MCYP Management Limited that were available for further grant of awards. The ordinary shares underlying the restricted share units granted are held by MCYP Management Limited. Upon vesting of granted restricted share units, the corresponding ordinary shares will be deemed to be issued to the relevant grantees. As of February 28, 2025, we had a total of 6,574,800 restricted share units granted and outstanding.

New share incentive awards

Apart from the survived share incentive awards, the Amended and Restated 2020 Share Incentive Plan also reserved certain amount of ordinary shares to be issued pursuant to any new awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On March 20, 2024, we granted 20,871,490 RSUs representing the same number of new shares from the poll of 48,527,444 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 27,655,954.

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

The following table summarizes, as of February 28, 2025, the number of granted and outstanding options and restricted share units held by our directors and executive officers.

	Options/Restricted	Grant/Exercise		Date of
Name	Share Units	Price	Date of Grant	Expiration
Lili Xu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2020	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2021	January 16, 2030
Yonghua Zhu	*	US$0.000 per share	October 15, 2022	—
Yonghua Zhu	*	US$0.000 per share	October 20, 2023	—
Yonghua Zhu	*	US$0.000 per share	October 15, 2024	—
Jingjing Zhang	*	US$0.036 per share	December 6, 2022	—
Jingjing Zhang	*	US$0.00001 per share	March 20, 2024	—
All directors and executive officers as a group	537,695
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.

As of February 28, 2025, our employees other than directors and executive officers as a group held (i) outstanding options to purchase 3,867,464 ordinary shares with an exercise price of US$0.036 per share, and (ii) 30,816,059 outstanding restricted share units.

C.Board Practices

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

D.Employees

We had a total of 7,003 full-time employees as of December 31, 2024. 2,742 of our full-time employees were located in China and 4,261 full-time employees were located in overseas countries. The following table sets forth the number of our employees in China by function as of December 31, 2024.

Functions	Number of Employees
Product Development and Supply Chain Management	1,233
General and Administrative	533
Operations	4,580
Sales and Marketing	167
Technology	211
Business Development	157
Logistics	122
Total	7,003

Our total remuneration cost incurred for the fiscal year ended December 31, 2024 was RMB1,475.9 million, as compared to RMB1,022.4 million for the year ended December 31, 2023.

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

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2025 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

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

Percentage of beneficial ownership is based on a total of 1,249,871,833 outstanding ordinary shares of our company as of February 28, 2025. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Accordingly, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Directors and executive officers**:	Amount	%†
Guofu Ye(1)	789,541,061	63.2%
Lili Xu	*	*
Yonghua Zhu	*	*
Yongping Wang	—	—
Yunyun Yang(2)	789,541,061	63.2%
Jingjing Zhang	*	*
All directors and executive officers as a group	789,761,901	63.2%

Principal shareholders:
Mini Investment Limited(3)	328,290,482	26.3%
YYY MC LIMITED(4)	257,849,197	20.6%
YGF MC LIMITED(5)	203,401,382	16.3%
Norges Bank(6)	62,869,064	5.0%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares outstanding on an as-converted basis.
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

(1)	Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. In September 2023, Mini Investment Limited transferred 14,000,000 shares to its wholly owned subsidiary Mini Investments SP1 Limited, or Mini Investments. Mini Investments entered into a prepaid forward sale contract (the “YGF Contract”) with Goldman Sachs International, or Goldman. Pursuant to the YGF Contract, Mini Investments transferred the 14,000,000 Shares held by it to Goldman as credit support, and Goldman made a prepayment to Mini Investments. Goldman subsequently conducted hedging activities with these Shares pursuant to the YGF Contract. Upon expiration of the YGF Contract, which is approximately two years following cash prepayment to Mini Investments, Mini Investments will settle with cash payment or by delivering required number of shares. The 789,541,061 shares beneficially owned by Mr. Guofu Ye do not include the 14,000,000 shares that were transferred under the YGF Contract. In January 6, 2025, Mini Investment Limited entered into a security lending agreement with an affiliate of one of the placing banks as the initial borrower to facilitate sales of the borrowed shares in order to facilitate initial hedging by certain security holders of the market risk they are exposed with respect to the 2032 Securities The initial borrower shall receive all the proceeds from the sale of the relevant ordinary shares. Neither the us nor the lender will receive any proceeds from the sale of the relevant ordinary shares. The lending arrangement and investor hedging arrangement are separated from and independent of the 2032 Securities.

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

(2)	Represents (i) 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. Mr. Guofu Ye is Ms. Yunyun Yang’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, Ms. Yunyun Yang is deemed to be a beneficial owner of the shares held by Mini Investment Limited and YGF MC LIMITED. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust. The 328,290,482 Shares beneficially owned by Mini Investment Limited do not include the 14,000,000 shares that were transferred under the YGF Contract. In January 6, 2025, Mini Investment Limited entered into a security lending agreement with an affiliate of one of the placing banks as the initial borrower to facilitate sales of the borrowed shares in order to facilitate initial hedging by certain security holders of the market risk they are exposed with respect to the 2032 Securities. The initial borrower shall receive all the proceeds from the sale of the relevant ordinary shares. Neither us nor the lender shall receive any proceeds from the sale of the relevant ordinary shares. The lending arrangement and investor hedging arrangement are separated from and independent of the 2032 Securities

(3)	Represents 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited. The business address of Mini Investment Limited is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. The 328,290,482 shares beneficially owned by Mini Investment Limited do not include the 14,000,000 Shares that were transferred under the YGF Contract. In January 6, 2025, Mini Investment Limited entered into a security lending agreement with an affiliate of one of the placing banks as the initial borrower to facilitate sales of the borrowed shares in order to facilitate initial hedging by certain security holders of the market risk they are exposed with respect to the 2032 Securities. The initial borrower shall receive all the proceeds from the sale of the relevant ordinary shares. Neither us nor the lender shall receive any proceeds from the sale of the relevant ordinary shares. The lending arrangement and investor hedging arrangement are separated from and independent of the 2032 Securities.
(4)	Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED. The business address of YYY MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China.
(5)	Represents 203,401,382 ordinary shares and 8,896,000 ordinary shares in the form of ADSs held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC LIMITED. The business address of YGF MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.
(6)	Represents 62,869,064 ordinary shares (including in the form of ADSs) beneficially owned by Norges Bank based on a Schedule 13G filed by Norges Bank on April 14, 2025. The shares reported therein are invested on behalf of the Government of Norway. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway.

To our knowledge, as of February 28, 2025, on the same basis of calculation as above, 10.0% of our total issued and outstanding ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 124,431,684 ordinary shares represented by 31,107,921 ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.Related Party Transactions

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

Other Related Party Transactions

Provision of information technology support and consulting services

We entered into an information technology support and consulting services agreement with Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 for a consideration of RMB5.7 million, RMB0.9 million, RMB26.0 thousand and RMB50.0 thousand million (US$6.8 thousand), respectively.

We entered into an information technology support and consulting services agreement with Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 for a consideration of RMB7.1 million, RMB2.7 million, RMB1.5 million and RMB3.0 million (US$0.4 million), respectively.

We entered into an information technology support and consulting services agreement with ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 for a consideration of RMB2.7 million, RMB0.2 million, RMB0.1 million and RMB81.0 thousand (US$11.1 thousand), respectively.

We entered into an information technology support and consulting services agreement with Henhaohe Tea Guangdong limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal years ended June 30, 2022 and 2023 for a consideration of RMB8.4 million and RMB0.2 million, respectively.

Sales of products

During the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we sold goods of RMB18.0 million, RMB11.6 million and RMB15.7 million (US$2.2 million) to Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2022, we sold goods of RMB17.0 million, to OasVision International Limited, a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2022, we sold goods of RMB11.0 thousand, to Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we sold goods of RMB4.0 million, RMB3.0 million and RMB5.6 million (US$0.8 million), respectively, to Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2023 and the fiscal year ended December 31, 2024, we sold goods of RMB85.0 thousand and RMB3.0 thousand (US$0.4 thousand), respectively, to WoW Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye.

For the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we sold goods of RMB10.0 million, and RMB78.7 million (US$10.8 million), respectively, to KOURITEN LIMITED, one of our equity investees.

For the fiscal year ended December 31, 2024, we sold goods of RMB5.6 million (US$0.8 million), respectively, to Miniso Winky Italy S.r.l., one of our equity investees.

License Fee

We entered into an licensing agreement with KOURITEN LIMITED, one of our equity investees. Pursuant to the agreement, we provided licensing right during the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 for a consideration of RMB87.0 thousand and RMB4.1 million (US$0.6 million).

Purchases of products

For the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we purchased goods from Shanghai Kerong Networks Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB15.5 million, RMB12.1 million, RMB2.3 million and RMB2.4 million (US$0.3 million), respectively. As of December 31, 2024, the outstanding payable amount to Shanghai Kerong Networks Limited was RMB162.0 thousand (US$22.2 thousand).

For the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we purchased lifestyle products from Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB1.0 million, RMB1.0 thousand, RMB23.0 thousand and RMB0.1 million (US$14.0 thousand), respectively. As of December 31, 2024, the outstanding payable amount to Wow Colour Beauty Guangdong Technology Limited was RMB51.0 thousand (US$7.0 thousand).

For the fiscal year ended June 30, 2022, we purchased goods from Nome Design (Guangzhou) Limited for a consideration of RMB0.1 million. As of December 31, 2024, the total amount of outstanding payable to Nome Design (Guangzhou) Limited was nil.

For the fiscal year ended June 30, 2022, we purchased lifestyle products from Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB53.0 thousand. As of December 31, 2024, the outstanding payable amount to Haydon (Shanghai) Technology Co., Ltd. was nil.

For the fiscal year ended June 30, 2022, we purchased lifestyle products from 199 Global Holding (Guangzhou) Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB0.2 million. As of December 31, 2024, the outstanding payable amount to 199 Global Holding (Guangzhou) Limited was nil.

For the fiscal years ended June 30, 2022 and 2023, we purchased lifestyle products from ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB48.0 thousand and RMB0.2 million respectively. As of December 31, 2024, the outstanding payable amount to ACC Super Accessories Shenzhen Technology Limited was RMB9.0 thousand (US$1.3 thousand).

For the fiscal year ended June 30, 2023, we purchased products from ACC Super Accessories International Trade (Shenzhen) Co., Ltd., a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB0.5 million. As of December 31, 2024, outstanding payable amount to ACC Super Accessories International Trade (Shenzhen) Co., Ltd. was nil.

For the fiscal year ended June 30, 2023, we purchase goods of RMB0.4 million, from Guangzhou Mingyou Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye. As of December 31, 2024, outstanding payable amount to Guangzhou Mingyou Business Development Co., Ltd. was RMB83.0 thousand (US$11.4 thousand).

For the fiscal year ended December 31, 2024, we purchase goods of RMB80.0 thousand (US$11.0 thousand), from Add a friend (Guangzhou) Co., Ltd., a company controlled by Mr. Guofu Ye. As of December 31, 2024, outstanding payable amount to Add a friend (Guangzhou) Co., Ltd. was nil.

Purchase of catering services

For the fiscal year ended June 30, 2022, we purchased catering services from Guangzhou Chuyunju Catering Service Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB8.8 million. As of December 31, 2024, our outstanding payable amount to Chuyunju Catering Service Co., Ltd. was RMB4.2 million (US$0.6 million).

For the fiscal year ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we purchased catering services from Guangzhou Chuyunju Catering Management Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB3.1 million, RMB6.1 million, RMB3.9 million and RMB7.6 million (US$1.0 million), respectively. As of December 31, 2024, our outstanding payable amount to Guangzhou Chuyunju Catering Management Co., Ltd. was RMB2.1 million (US$0.3 million).

Rental and related expenses

In June 2022, we entered into a three-year lease agreement with fixed lease payments in respect of certain properties from Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye, for storage of inventories. At the commencement date of the lease, we recognized a right-of-use asset and a lease liability of RMB35.4 million. During the fiscal year ended June 30, 2023, we entered into additional lease agreements with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of additional properties for storage of inventories with fixed lease payments ranging from two to three years. We recognized right-of-use assets and lease liabilities of RMB69.3 million in total at the commencement dates of these new leases. We also settled payment of rental deposits of RMB10.6 million, RMB0.1 million and RMB5.9 million (US$0.8 million), respectively, in connection with these leases during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024. For the fiscal years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, we paid lease payments of RMB4.1 million, RMB26.6 million, RMB19.3 million and RMB43.4 million (US$5.9 million), respectively, to Miniso (Zhaoqing) Industrial Investment Co., Ltd. As of December 31, 2024, lease liabilities due to Miniso (Zhaoqing) Industrial Investment Co., Ltd. was RMB104.1 million (US$14.3 million).

In March 2023, we entered into a five-year lease agreement with fixed lease payments with Guangzhou Mingyou Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye, in respect of a property for store operation. In April 2023, the five-year lease agreement was cancelled and replaced with a short-term lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. In January 2024, we entered into another twelve-month lease agreement with Guangzhou Mingyou Business Development Co., Ltd. for the same property.Total rental and related expenses incurred in connection with the lease of this property during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024 were RMB2.4 million, RMB4.0 million and RMB8.0 million (US$1.1 million), respectively. We also paid rental deposit of RMB1.7 million in connection with the lease of this property during the fiscal year ended June 30, 2023.

In August 2023, we entered into a lease agreement with fixed lease payments with Guangzhou Mingyou Business Management Co., Ltd., a company significantly influenced by Mr. Guofu Ye, in respect of a property for an one-off marketing campaign. During the six months ended December 31, 2023, we had a payment of earnest money in connection with lease of a property for store opertation of RMB1.0 million to Guangzhou Mingyou Business Management Co., Ltd.

Loan to Related Party

In June 2024, we entered into a loan agreement with Miniso Winky Italy S.r.l., one of our equity investees. During the fiscal year ended December 31, 2024, we lent an amount of RMB19.7 million (US$2.7 million) to Miniso Winky Italy S.r.l. pursuant to the loan agreement. As of December 31, 2024, the current trade and other receivables from Miniso Winky Italy S.r.l. was RMB19.9 million (US$2.7 million).

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

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In August 2022, a putative federal securities class action was filed against us and certain of our officers and directors, or the Defendants, alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, which was rejected by the court. Plaintiff has until April 28, 2025 to file a further amended complaint.

We have been involved in labor disputes in California. In two of the cases, two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in these two cases have reached a settlement agreement with us for US$1,250,000, which was granted final approval by the court in February 2024. We have settled the payment with the plaintiffs.

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

On August 22, 2023, our board of directors approved the distribution of a cash dividend in the amount of US$0.412 per ADS or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to the holders of ADSs and ordinary shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was US$128.8 million.

On March 12, 2024, our board of directors approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$ 0.0725 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on March 28, 2024, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was US$90.6 million.

On August 30, 2024, our board of directors approved the distribution of an interim cash dividend in the amount of US$0.2744 per ADS or US$0.0686 per ordinary share, to holders of ADSs and ordinary shares of record as of the close of business on September 13, 2024, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was US$85.2 million.

On March 21, 2025, our board of directors declared a final cash dividend in the amount of US$ 0.3268 per ADS, or US$0.0817 per ordinary share, to shareholders of record as of the close of business on April 8, 2025. The aggregate amount of cash dividends paid was US$101.4 million (RMB740.4 million), which is approximately 50% of our adjusted net profit for the six months ended December 31, 2024.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to dividend distribution.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE or the Hong Kong Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our third amended and restated memorandum and articles of association also authorize our board of directors, subject to compliance with the HKEx Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-takeover provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors, subject to compliance with the HKEx Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum. The United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. For the avoidance of doubt, any complaint that asserts a cause of action arising out of or relating in any way to the Securities Act or the Exchange Act shall be subject to the exclusive forum selection clause above, regardless of whether the putative cause of action under the Securities Act or the Exchange Act is alleged to be direct or derivative in nature. Any person or entity purchasing or otherwise acquiring any of our ordinary shares, the ADSs or other securities shall be deemed to have notice of and consented to the provisions of our articles of association. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to our company and without prejudice to the foregoing exclusive forum selection in relation to the resolution of any complaint asserting a cause of action, whether alleged to be direct or derivative, arising out of or relating in any way to the federal securities laws of the United States, our company, our shareholders, our directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act (as revised) of the Cayman Islands or our memorandum and articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee, provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—Forum selection provisions in our third amended and restated memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

See “Item 4. Information on the Company—B. Business Overview—Regulations—Mainland China—Regulation related to foreign exchange.”

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) and their partners, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, any minimum tax or Medicare contribution tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ADSs or ordinary shares.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

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

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit or deductions under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such ADSs or ordinary shares, both determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition and such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gains of individuals and other non-corporate U.S. Holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “ —E. Taxation —People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of our ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the ADSs or ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

Any distributions other than “excess distributions” will be treated as discussed above under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Dividends.”

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ADSs if we are or become a PFIC. However, there can be no assurance that our ADSs will continue to be regularly traded on a qualified exchange in later years. Ourr ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the 2032 Securities and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. The interest rate risk may result from many factors, including, among others, government monetary and tax policies, domestic and international economic and political considerations that are beyond our control.

We account for our 2032 Securities on an amortized cost basis and our recognized value of the 2032 Securities does not reflect changes in fair value. Also, because our 2032 Securities bear interest at a fixed rate, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the 2032 Securities along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding 2032 Securities and decreases in market interest rates would result in an increase in the fair value of our outstanding 2032 Securities.

In addition, we may from time to time invest in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry certain interest rate risk associated with our investment return. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk for the fiscal year ended December 31, 2024.

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

As of December 31, 2024, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents, trade and other receivables, and trade and other payables, and expressed in Renminbi, were RMB277.9 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our profit after tax and retained earnings for the fiscal year ended December 31, 2024 would have increased or decreased by RMB2.3 million.

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

For the fiscal year ended December 31, 2024, we were entitled to receive RMB12.7 million (US$1.7 million) from the depositary as reimbursement for our expenses incurred for establishment and maintenance of the ADR program. This amount has been fully paid to us as of the date of this annual report.

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

None.

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

As of December 31, 2024, we had used approximately US$185.4 million of the net proceeds from our initial public offering, including approximately US$32.8 million in purchasing IT systems and renovating MINISO stores that we directly operated, approximately US$144.9 million in our new headquarters building project and US$7.7 million in the lease of a warehouse. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Huazhen LLP, has audited our internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, as stated in its report, which appears on page F-2 of this annual report.

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated:

	For the fiscal year ended	Year ended
	June 30,	December 31,
	2023	2024

	(in RMB thousands)
Audit fees(1)	14,700	15,000
Audit-related fees(2)	—	2,000
Tax fees(3)	1,130	609
All other fees(4)	264	317

Notes:

* Our current auditors, KPMG Huazhen LLP, will retire upon the expiration of their current term of office at the conclusion of the forthcoming annual general meeting of our shareholders. With recommendation from the audit committee, our board of directors has also resolved to propose to appoint Ernest & Young and Ernst & Young Hua Ming LLP as our new auditors following the retirement of KPMG Huazhen LLP, subject to the approval of our shareholders at the annual general meeting.

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed above for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for each of the fiscal years listed above for assurance and related services by our principal accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees in footnote (1) above.
(3)	“Tax fees” represents the aggregate fees billed for each of the fiscal years listed above for professional services rendered by our principal accounting firm for tax compliance and tax advice.
(4)	“All other fees” represents the aggregate fees for services rendered by our principal accounting firm other than services reported under “audit fees,” “audit-related fees” and “tax fees.”

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors authorized and approved a share repurchase program on September 15, 2023, under which we may repurchase up to US$200 million in value of our outstanding ordinary shares and/or the ADSs representing our ordinary shares over a period starting from the date on which the new share repurchase program was approved to the expiration date of such plan.

The table below is a summary of the shares repurchased by us during the effective period of the share repurchase program. All shares were repurchased in the open market pursuant to the share repurchase program adopted on September 15, 2023.

Total Number of
		Average Price	ADSs/Ordinary Shares	Approximate
	Total Number of	Paid Per	Purchased as Part of	Dollar Value of
	ADSs/Ordinary	ADS/Ordinary	the Publicly	ADSs that May
Period	Shares Purchased	Share	Announced Plan	Yet Be Purchased(1)
September 2023 (from September 16 to September 30)	—	—	—	US$200.0 million
October 2023	—	—	—	US$200.0 million
November 2023	—	—	—	US$200.0 million
December 2023(1)	362,527 ADSs 708,400 ordinary shares	US$19.24 HK$37.04	362,527 ADSs 708,400 ordinary shares	US$189.7 million
January 2024(1)	254,600 ADSs 1,055,200 ordinary shares	US$18.97 HK$32.49	254,600 ADSs 1,055,200 ordinary shares	US$180.4 million
February 2024	175,000 Ordinary shares	HK$33.87	175,000 Ordinary shares	US$179.7 million
March 2024	—	—	—	US$179.7 million
April 2024	—	—	—	US$179.7 million
May 2024	—	—	—	US$179.7 million
June 2024	—	—	—	US$179.7 million
July 2024(1)	175,435 ADSs 2,300,800 ordinary shares	US$17.76 HK$34.1	175,435 ADSs 2,300,800 ordinary shares	US$166.5 million
August 2024	—	—	—	US$166.5 million
Total(1)	792,562 ADSs 4,239,400 ordinary shares	US$18.82 HK$34.19	792,562 ADSs 4,239,400 ordinary shares	US$166.5 million
(1)	The amounts are originally denominated in HK$ and have been translated into US$ at the rate of HK$7.80 to US$1.00. The conversion rate and the Hong Kong dollar equivalent is for illustration purposes only.
(2)	Repurchases consisted of ADSs repurchased on the NYSE and ordinary shares repurchased on the Hong Kong Stock Exchange.

As of the date of this annual report, 792,562 of the ADSs and 4,239,400 of the ordinary shares repurchased by our company under the share repurchase program adopted on September 15, 2023 have been cancelled.

Before the expiration of the share repurchase program we adopted in September 2023, our board of directors authorized and approved a new share repurchase program on August 30, 2024, under which we may repurchase up to HK$2 billion (US$256.4 million at an exchange rate of RMB7.2993 to US$1.0000) in value of our outstanding ordinary shares and/or the ADSs representing our ordinary shares over a period of 12 months starting from the date on which the new share repurchase program was approved. On March 21, 2025, our board of directors authorized and approved for an extension of the duration of this share repurchase program to June 30, 2026.

The table below is a summary of the shares repurchased by us during the effective period of the share repurchase program. All shares were repurchased in the open market pursuant to the share repurchase program adopted on August 30, 2024.

Total Number of
		Average Price	ADSs/Ordinary Shares	Approximate
	Total Number of	Paid Per	Purchased as Part of	Dollar Value of
	ADSs/Ordinary	ADS/Ordinary	the Publicly	ADSs that May
Period	Shares Purchased	Share	Announced Plan	Yet Be Purchased(1)
August 2024 (August 31)	—	—	—	US$256.4 million
September 2024(2)	935,351 ADSs 2,466,000 ordinary shares	US$14.90 HK$27.34	935,351 ADSs 2,466,000 ordinary shares	US$233.8 million
October 2024	50,200 ADSs	US$15.34	50,200 ADSs	US$233.1 million
November 2024	—	—	—	US$233.1 million
December 2024	—	—	—	US$233.1 million
January 2025	—	—	—	US$233.1 million
February 2025	—	—	—	US$233.1 million
March 2025(2)	13,150 ADSs 1,266,600 ordinary shares	US$18.40 HK$37.07	13,150 ADSs 1,266,600 ordinary shares	US$226.8 million
April 2025(2) (as of April 17, 2025)	281,114 ADSs 4,715,400 ordinary shares	US$15.99 HK$29.68	281,114 ADSs 4,715,400 ordinary shares	US$204.4 million
Total	1,279,815 ADSs 8,448,000 ordinary shares	US$15.19 HK$30.10	1,279,815 ADSs 8,448,000 ordinary shares	US$204.4 million
(1)	The amounts are originally denominated in HK$ and have been translated into US$ at the rate of HK$7.80 to US$1.00. The conversion rate and the Hong Kong dollar equivalent is for illustration purposes only.
(2)	Repurchases consisted of ADSs repurchased on the NYSE and ordinary shares repurchased on the Hong Kong Stock Exchange.

As of the date of this annual report, 1,279,815 of the ADSs and 8,448,000 of the ordinary shares repurchased by our company under the share repurchase program adopted on August 30, 2024 and among which 985,551 of the ADSs and 2,466,000 of the ordinary shares have been cancelled.

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

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K.Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, intensive and comprehensive monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department conducts real-time monitoring of the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats and ensure the security of our digital assets.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management and be informed on risks from cybersecurity threats, assuming the following responsibilities: (i) maintaining oversight of the disclosure related to cybersecurity matters in our periodic reports, (ii) reviewing updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer, if necessary, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F, along with a report highlighting particular disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer if necessary. The chief executive officer, chief financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company, monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, and maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents, if any.

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
4.2

Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.4

Form of employment agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.5*

Dairy Farm Share Purchase Agreement dated September 23, 2024, together with the Supplemental Agreement to Share Purchase Agreement dated December 18, 2024 between THE DAIRY FARM COMPANY, LIMITED and Guangdong Juncai International Trading Co., Ltd

4.6*

Beijing Jingdong Share Purchase Agreement dated September 23, 2024 between Beijing Jingdong Century Trading Co., Ltd., Suqian Hanbang Investment Management Co., Ltd. and Guangdong Juncai International Trading Co., Ltd.

4.7*

Trust Deed, dated as of January 14, 2025, by and between the Registrant, as issuer, and The Bank of New York Mellon, London Branch, as trustee, related to US$550 million 0.5 Per Cent Equity Linked Securities Due 2032

8.1*	List of principal subsidiaries of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.2*	Consent of JunHe LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Clawback Policy of the Registrant

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Chief Executive Officer

Date: April 24, 2025

MINISO Group Holding Limited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	Page
Report of Independent Registered Public Accounting Firm (KPMG Huazhen LLP, Guangzhou, China, Auditor Firm ID: 1186)	F-2
Consolidated Statements of Profit or Loss for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024	F-4
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024	F-5
Consolidated Statements of Financial Position as of June 30, 2023, December 31, 2023 and December 31, 2024	F-6
Consolidated Statements of Changes in Equity for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024	F-7
Consolidated Statements of Cash Flows for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024	F-11
Notes to the Consolidated Financial Statements	F-12

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinion on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of June 30, 2023, December 31, 2023 and December 31, 2024, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023, December 31, 2023 and December 31, 2024, and the results of its operations and its cash flows for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud and whether effective internal control over financial reporting was maintained in all material respects.

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

Assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores

As discussed in Notes 11 and 12 to the consolidated financial statements, the Company had property, plant and equipment and right-of-use assets related to self-operated stores of RMB475,771 thousand and RMB2,264,064 thousand respectively, as of December 31, 2024. As discussed in Note 2(h)(ii), each individual self-operated store is a separate cash-generating unit (“CGU”). For self-operated stores where an indication of impairment is identified, an impairment assessment will be performed by comparing the carrying value of the self-operated stores with their recoverable amounts being the higher of fair value less costs of disposal and value in use. If the carrying value of the self-operated stores exceeds their recoverable amounts, the Company writes down the property, plant and equipment and right-of-use assets which belong to the self-operated stores to the estimated recoverable amounts.

We identified the assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores as a critical audit matter. Complex auditor judgement was required in evaluating the market rentals used by the Company in estimating the self-operated stores' fair value less costs of disposal. Specifically, specialized skills and knowledge were needed to evaluate the reasonableness of comparable transactions used by the Company to estimate the market rentals.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for property, plant and equipment and right-of-use assets related to the self-operated stores. This included controls related to the determination of the market rentals.

For those self-operated stores with an impairment indication, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the comparable transactions used by the Company to estimate market rentals for a selection of those self-operated stores, by comparing the respective market rental with the passing rent, location, floor level and property size.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Guangzhou, China

April 24, 2025

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

				For the six	For the year
				months ended	ended
		For the year ended June 30,		December 31,	December 31,
	Note	2022	2023	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000

Revenue	5	10,085,649	11,473,208	7,632,467	16,994,025
Cost of sales	6	(7,015,888)	(7,030,156)	(4,391,428)	(9,356,965)

Gross profit		3,069,761	4,443,052	3,241,039	7,637,060
Other income		25,931	17,935	18,993	21,595
Selling and distribution expenses	6	(1,442,339)	(1,716,093)	(1,363,114)	(3,519,534)
General and administrative expenses	6	(816,225)	(633,613)	(357,689)	(931,651)
Other net income	7	87,308	114,106	21,105	114,696
(Credit loss)/reversal of credit loss on trade and other receivables		(28,924)	1,072	(2,080)	2,469
Impairment loss on non-current assets		(13,485)	(3,448)	(4,547)	(8,846)

Operating profit		882,027	2,223,011	1,553,707	3,315,789
Finance income		66,344	145,225	123,969	118,672
Finance costs		(33,396)	(34,622)	(25,202)	(92,915)

Net finance income	8	32,948	110,603	98,767	25,757

Share of (loss)/profit of equity-accounted investees, net of tax		(8,162)	—	268	5,986

Profit before taxation		906,813	2,333,614	1,652,742	3,347,532
Income tax expense	9	(267,070)	(551,785)	(396,665)	(712,104)

Profit for the year/period		639,743	1,781,829	1,256,077	2,635,428

Attributable to:
Equity shareholders of the Company		638,170	1,768,926	1,248,405	2,617,560
Non-controlling interests		1,573	12,903	7,672	17,868

Profit for the year/period		639,743	1,781,829	1,256,077	2,635,428

Earnings per share
Basic earnings per share (RMB)	10	0.53	1.42	1.00	2.11
Diluted earnings per share (RMB)	10	0.52	1.41	1.00	2.10

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000

Profit for the year/period	639,743	1,781,829	1,256,077	2,635,428

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	40,494	41,198	(32,504)	19,128

Other comprehensive income/(loss) for the year/period	40,494	41,198	(32,504)	19,128

Total comprehensive income for the year/period	680,237	1,823,027	1,223,573	2,654,556

Attributable to:
Equity shareholders of the Company	677,667	1,803,797	1,217,804	2,635,833
Non-controlling interests	2,570	19,230	5,769	18,723

Total comprehensive income for the year/period	680,237	1,823,027	1,223,573	2,654,556

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

		As at June 30,	As at December 31,
	Note	2023	2023	2024
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	11	534,634	769,306	1,436,939
Right-of-use assets	12	2,552,600	2,900,860	4,172,083
Intangible assets		25,277	19,554	8,802
Goodwill		21,069	21,643	21,418
Deferred tax assets	9(c)	161,617	104,130	181,948
Other investments	13	73,870	90,603	123,399
Trade and other receivables	15	74,641	135,796	341,288
Term deposits		100,000	100,000	140,183
Interests in equity-accounted investees		—	15,783	38,567

		3,543,708	4,157,675	6,464,627
Current assets
Other investments	13	205,329	252,866	100,000
Inventories	14	1,450,519	1,922,241	2,750,389
Trade and other receivables	15	1,150,156	1,518,357	2,207,013
Cash and cash equivalents	16	6,489,213	6,415,441	6,328,121
Restricted cash	17	27,073	7,970	1,026
Term deposits		581,715	210,759	268,952

		9,904,005	10,327,634	11,655,501

Total assets		13,447,713	14,485,309	18,120,128
EQUITY
Share capital	22(a)	95	95	94
Additional paid-in capital	22(a)	7,254,871	6,331,375	4,683,577
Other reserves	22(b)	1,106,718	1,114,568	1,329,126
Retained earnings		539,331	1,722,157	4,302,177

Equity attributable to equity shareholders of the Company		8,901,015	9,168,195	10,314,974
Non-controlling interests		17,253	23,022	40,548

Total equity		8,918,268	9,191,217	10,355,522

LIABILITIES
Non-current liabilities
Contract liabilities	5	46,754	40,954	35,145
Loans and borrowings	19	7,215	6,533	4,310
Other payables	20	—	12,411	59,842
Lease liabilities	21	556,801	797,986	1,903,137
Deferred income		33,080	29,229	34,983
		643,850	887,113	2,037,417
Current liabilities
Loans and borrowings	19	—	726	566,955
Trade and other payables	20	3,019,302	3,389,826	3,943,988
Contract liabilities	5	292,887	324,028	323,292
Lease liabilities	21	328,933	447,319	635,357
Deferred income		6,778	6,644	5,376
Current taxation		237,695	238,436	252,221

		3,885,595	4,406,979	5,727,189

Total liabilities		4,529,445	5,294,092	7,764,606

Total equity and liabilities		13,447,713	14,485,309	18,120,128

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Accumulated		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 22(a)		Note 22(a)	Note 22(b)(i)	Note 22(b)(v)	Note 22(b)(iii)	Note 22(b)(ii)	Note 22(b)(iv)

Balance at July 1, 2021		92		8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the year ended June 30, 2022
Profit for the year		—		—	—	—	—	—	—	638,170	638,170	1,573	639,743
Other comprehensive income for the year		—		—	—	—	—	39,497	—	—	39,497	997	40,494

Total comprehensive income for the year		—		—	—	—	—	39,497	—	638,170	677,667	2,570	680,237

Dividend declared	22(d)	—		(306,255)	—	—	—	—	—	—	(306,255)	—	(306,255)
Exercise of options	23(b)	—	*	589	—	—	—	—	—	—	589	—	589
Release of ordinary shares from share incentive plan		—	*	(670)	—	670	—	—	—	—	—	—	—
Repurchase of shares	22(b)(v)	—		—	—	(82,160)	—	—	—	—	(82,160)	—	(82,160)
Equity settled share-based transactions	23	—		—	—	—	82,835	—	—	—	82,835	—	82,835
Appropriation to statutory reserve	22(b)(iv)	—		—	—	—	—	—	24,460	(24,460)	—	—	—
Balance at June 30, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC	(Accumulated
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	losses)/retained		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 22(a)		Note 22(a)	Note 22(b)(i)	Note 22(b)(v)	Note 22(b)(iii)	Note 22(b)(ii)	Note 22(b)(iv)

Balance at July 1, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

Changes in equity for the year ended June 30, 2023
Profit for the year		—		—	—	—	—	—	—	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year		—		—	—	—	—	34,871	—	—	34,871	6,327	41,198

Total comprehensive income for the year		—		—	—	—	—	34,871	—	1,768,926	1,803,797	19,230	1,823,027

Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	22(a)(iii)	3		408,018	—	—	—	—	—	—	408,021	—	408,021
Dividend declared	22(d)	—		(370,787)	—	—	—	—	—	—	(370,787)	—	(370,787)
Offset of accumulated losses	22(a)	—		(730,898)	—	—	—	—	—	730,898	—	—	—
Exercise of options and subscription of restricted share units	23(b)(c)	—	*	380	—	—	—	—	—	—	380	—	380
Release of ordinary shares from share incentive plan		—	*	(616)	—	616	—	—	—	—	—	—	—
Repurchase of shares	22(b)(v)	—		—	—	(32,711)	—	—	—	—	(32,711)	—	(32,711)
Cancellation of shares	22(a)(v)	—	*	(31,841)	—	31,841	—	—	—	—	—	—	—
Equity settled share-based transactions	23	—		—	—	—	62,882	—	—	—	62,882	—	62,882
Appropriation to statutory reserve	22(b)(iv)	—		—	—	—	—	—	15,912	(15,912)	—	—	—
Acquisition of non-controlling interests		—		(2,209)	—	—	—	—	—	—	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	24(a)	—		—	—	—	—	—	—	—	—	99	99

Balance at June 30, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Retained		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 22(a)		Note 22(a)	Note 22(b)(i)	Note 22(b)(v)	Note 22(b)(iii)	Note 22(b)(ii)	Note 22(b)(iv)

Balance at July 1, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

Changes in equity for the six months ended December 31, 2023
Profit for the period		—		—	—	—	—	—	—	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive loss for the period		—		—	—	—	—	(30,601)	—	—	(30,601)	(1,903)	(32,504)

Total comprehensive income for the period		—		—	—	—	—	(30,601)	—	1,248,405	1,217,804	5,769	1,223,573
Dividend declared	22(d)	—		(923,664)	—	—	—	—	—	—	(923,664)	—	(923,664)
Exercise of options and subscription of restricted share units	23(b)(c)	—	*	168	—	—	—	—	—	—	168	—	168
Repurchase of shares	22(b)(v)	—		—	—	(73,560)	—	—	—	—	(73,560)	—	(73,560)
Equity settled share-based transactions	23	—		—	—	—	46,432	—	—	—	46,432	—	46,432
Appropriation to statutory reserve	22(b)(iv)	—		—	—	—	—	—	65,579	(65,579)	—	—	—

Balance at December 31, 2023		95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Retained		Non-controlling	Total
	Note	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 22(a)		Note 22(a)	Note 22(b)(i)	Note 22(b)(v)	Note 22(b)(iii)	Note 22(b)(ii)	Note 22(b)(iv)

Balance at January 1, 2024		95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the year ended December 31, 2024
Profit for the year		—		—	—	—	—	—	—	2,617,560	2,617,560	17,868	2,635,428
Other comprehensive income for the year		—		—	—	—	—	18,273	—	—	18,273	855	19,128

Total comprehensive income for the year		—		—	—	—	—	18,273	—	2,617,560	2,635,833	18,723	2,654,556

Dividend declared and paid to equity shareholders of the Company	22(d)	—		(1,244,251)	—	—	—	—	—	—	(1,244,251)	—	(1,244,251)
Dividend declared and paid to non-controlling interests		—		—	—	—	—	—	—	—	—	(1,612)	(1,612)
Exercise of options and subscription of restricted share units	23(b)(c)	—	*	649	—	—	—	—	—	—	649	—	649
Repurchase of shares	22(b)(v)	—		—	—	(330,221)	—	—	—	—	(330,221)	—	(330,221)
Cancellation of shares	22(a)(v)	(1)		(403,781)	—	403,782	—	—	—	—	—	—	—
Equity settled share-based transactions	23	—		—	—	—	85,184	—	—	—	85,184	—	85,184
Appropriation to statutory reserve	22(b)(iv)	—		—	—	—	—	—	37,540	(37,540)	—	—	—
Acquisition of non-controlling interests		—		(415)	—	—	—	—	—	—	(415)	415	—

Balance at December 31, 2024		94		4,683,577	117,912	(84,049)	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

				For the six	For the year
				months ended	ended
		For the year ended June 30,		December 31,	December 31,
	Note	2022	2023	2023	2024
		RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	18(a)	1,636,392	2,084,952	1,448,307	2,995,609
Income tax paid		(230,130)	(418,922)	(350,766)	(827,275)

Net cash from operating activities		1,406,262	1,666,030	1,097,541	2,168,334

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(290,108)	(174,147)	(264,766)	(762,538)
Payment for acquisition of land use right		(944,099)	—	—	—
Proceeds from disposal of property, plant and equipment		351	5,224	427	12,446
Refund of prepayments		—	200,000	—	—
Payments for purchases of other investments		(12,627,323)	(7,880,763)	(2,553,982)	(14,117,719)
Proceeds from disposal of other investments		12,525,477	7,808,395	2,503,982	14,267,719
Placement of term deposits		(236,878)	(761,371)	(210,405)	(302,158)
Release of term deposits		—	316,542	581,371	213,521
Interest income		66,344	145,225	122,231	112,404
Investment income from other investments		63,801	42,921	14,281	81,145
Loan to an equity-accounted investee		—	—	—	(19,926)
Payments for investments in equity-accounted investees		—	—	(16,066)	(18,148)
Acquisition of subsidiaries, net of cash acquired	24	(683,483)	4,568	—	—

Net cash (used in)/from investing activities		(2,125,918)	(293,406)	177,073	(533,254)
Cash flows from financing activities
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		—	469,683	—	—
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options		589	382	168	649
Proceeds from loans and borrowings	18(b)	—	—	—	563,800
Repayment of loans and borrowings	18(b)	(5,295)	(206)	—	(718)
Payment of capital element and interest element of lease liabilities	18(b)	(317,017)	(346,008)	(236,519)	(725,075)
Payments of repurchase of shares		(82,160)	(32,711)	(73,560)	(313,416)
Prepayments for repurchase of shares		(3,375)	(3,693)	(87,324)	—
Interest paid	18(b)	(1,000)	—	—	—
Dividends paid to non-controlling interests		—	—	—	(1,612)
Dividends paid to equity shareholders of the Company	22(d)	(306,255)	(370,787)	(923,664)	(1,244,251)
Payments of listing expenses relating to Hong Kong public offering		(19,046)	(42,616)	—	—

Net cash used in financing activities		(733,559)	(325,956)	(1,320,899)	(1,720,623)

Net (decrease)/increase in cash and cash equivalents		(1,453,215)	1,046,668	(46,285)	(85,543)
Cash and cash equivalents at the beginning of the year/period		6,771,653	5,348,492	6,489,213	6,415,441
Effect of movements in exchange rates on cash held		30,054	94,053	(27,487)	(1,777)

Cash and cash equivalents at the end of the year/period	16	5,348,492	6,489,213	6,415,441	6,328,121

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

1.2 List of principal subsidiaries

Set out below is a list of the Company’s principal subsidiaries as at December 31, 2024:

	Place of		Group’s effective
	incorporation/	Issued	interest
Company name	establishment and business	and paid-up capital	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD-	100%	Investment holding
MINISO Global Holding Limited	BVI	USD-	100%	Investment holding
MINISO Development Hong Kong Limited	Hong Kong	HKD-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000	100%	Investment holding
MINISO Hong Kong Limited	Hong Kong	HKD350,000,000	100%	Wholesale of lifestyle products
MINISO (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd. (ii)	PRC	RMB10,000,000	100%	Brand licensing
MINISO International (Guangzhou) Co., Ltd. (ii)	PRC	RMB65,000,000	100%	Wholesale of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd. (ii)	PRC	RMB10,000,000	100%	Online sales of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MINISO Life Style Private Limited	India	INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD67,041,441	100%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD100	100%	Wholesale and retail of lifestyle products
MINISO LIFESTYLE SINGAPORE PRIVATE LIMITED	Singapore	SGD3,000	100%	Wholesale and retail of lifestyle products
MINISO VIETNAM LIMITED LIABILITY COMPANY	Vietnam	VND20,000,000,000	90%	Wholesale and retail of lifestyle products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.) (ii)	PRC	RMB5,000,000	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB2,126,000,000	100%	Development of headquarters building

Notes:

(i)These entities are wholly-owned foreign companies established in the PRC.

(ii)These entities are limited liability companies established in the PRC.

2 Material accounting policies

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), and were authorized for issue by the Company’s board of directors on April 24, 2025.

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

(b) Basis of preparation

The Company has changed its financial year end date from June 30 to December 31 on January 17, 2024. The accompanying consolidated financial statements of the Group are for the year ended December 31, 2024. The comparative information presented in these consolidated financial statements for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 are therefore not comparable.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments are stated at their fair value as explained in Note 2(m).

(c) Changes in accounting policies

The Group has applied the following new and amended IFRSs issued by the IASB to the financial statements for the year ended December 31, 2024 :

●	Amendments to IAS 1, Presentation of financial statements – Classification of liabilities as current or non-current (“2020 amendments”) and amendments to IAS 1, Presentation of financial statements – Non-current liabilities with covenants (“2022 amendments”)
●	Amendments to IFRS 16, Leases – Lease liability in a sale and leaseback
●	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures – Supplier finance arrangements

The Group has not applied any new standard or interpretation that is not yet effective for the year ended December 31, 2024 as set out in Note 31. The amendments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

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

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(t)(iv) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

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

For cash-generating units (“CGU”s) where an indication of impairment is identified, an impairment assessment is performed by comparing the carrying value of the CGUs with their recoverable amounts. If the carrying value of the CGUs exceeds their recoverable amounts, the Company writes down the assets which belong to the CGUs to the estimated recoverable amounts.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset or CGU.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

●	Determination of CGUs

Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs (e.g. the Group's individual self-operated stores).

●	Calculation of recoverable amount

The recoverable amount of an asset or CGUs is the higher of its fair value less costs of disposal and value in use.

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

(j) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(t)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see Note 2(k)).

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(t)).

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

(p) Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(v)).

(q) Employee benefits

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

(r) Income tax

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

(s) Provisions and contingent liabilities

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

(t) Revenue and other income

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

The franchisees have the right to price their merchandise within a specified range of the recommended retail price set by the Group. They also have the ability to carry out discretionary promotional campaigns for their stores or decide whether to participate in a promotional campaign launched by the Group. The franchisees can offer more discounts on selected items beyond the range specified in discretionary promotional campaigns and will have to bear a substantial portion of reduced margin from lowering the sales price for such campaigns.

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

Online sales

Revenue from online sales to customers, which are conducted through the Group’s self-operated online stores on third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with certain online distributors, who are authorized to sell products to customers through their online stores on various major e-commerce platforms. Revenue is recognized when control of the goods has transferred according to respective agreed terms of delivery, which is at the point in time when the distributor obtains control of the distinct good.

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

(iii) Interest income

Interest income is recognized as it accrues using the effective interest method.

(iv) Government grants

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

(u) Translation of foreign currencies

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

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

(w) Related parties

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

(x) Segment reporting

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

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

●	Note 2(t)(i)—product sales to franchisees: whether revenue from product sales to franchisees is recognized at the point when the franchisees sell the product to their customers in the franchisees’ stores
●	Note 2(t)(ii)—license fees, sales-based royalties and sales-based management and consultation services fees: whether revenue is recognized over time

4 Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the years ended June 30, 2022 and 2023 and the six months ended December 31, 2023 and the year ended December 31, 2024.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024. The segment information is as follows:

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

	As at and for the year ended June 30, 2022
	Reportable segments
	MINISO		Total reportable	Other
	brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	9,468,718	446,930	9,915,648	170,001	10,085,649
Inter-segment revenue	895	501	1,396	215,183	216,579

Segment revenue	9,469,613	447,431	9,917,044	385,184	10,302,228
Segment profit/(loss) before taxation	941,037	(81,536)	859,501	97,455	956,956
Finance income	62,218	416	62,634	3,190	65,824
Finance costs	(26,481)	(6,904)	(33,385)	(11)	(33,396)
Depreciation and amortization	(317,273)	(32,528)	(349,801)	(1,916)	(351,717)
Other material non-cash items:
- credit loss on trade and other receivables	(27,054)	(1,762)	(28,816)	(108)	(28,924)
- impairment loss on non-current assets	(8,656)	(4,829)	(13,485)	—	(13,485)
Segment assets	8,310,214	519,814	8,830,028	171,163	9,001,191
Additions to non-current assets during the year*	319,809	141,101	460,910	8,510	469,420
Segment liabilities	3,552,457	620,953	4,173,410	62,341	4,235,751

	As at and for the year ended June 30, 2023
	Reportable segments
			Total reportable	Other
	MINISO brand	TOP TOY brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	10,861,222	533,367	11,394,589	78,619	11,473,208
Inter-segment revenue	71	7,946	8,017	367,032	375,049

Segment revenue	10,861,293	541,313	11,402,606	445,651	11,848,257
Segment profit/(loss) before taxation	2,354,357	(20,412)	2,333,945	17,814	2,351,759
Finance income	139,577	1,201	140,778	2,969	143,747
Finance costs	(29,751)	(4,863)	(34,614)	(8)	(34,622)
Depreciation and amortization	(302,070)	(64,405)	(366,475)	(4,339)	(370,814)
Other material non-cash items:
- reversal of credit loss/(credit loss) on trade and other receivables	1,409	(246)	1,163	(91)	1,072
- impairment loss on non-current assets	(1,433)	(2,015)	(3,448)	—	(3,448)
Segment assets	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the year*	933,768	37,434	971,202	4,221	975,423
Segment liabilities	3,937,784	493,044	4,430,828	43,699	4,474,527

	As at and for the six months ended December 31, 2023
	Reportable segments
			Total
		TOP TOY	reportable	Other
	MINISO brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	7,251,610	368,842	7,620,452	12,015	7,632,467
Inter-segment revenue	2,198	4,172	6,370	93,921	100,291

Segment revenue	7,253,808	373,014	7,626,822	105,936	7,732,758
Segment profit before taxation	1,644,839	6,479	1,651,318	2,924	1,654,242
Finance income	120,064	640	120,704	1,911	122,615
Finance costs	(23,042)	(2,146)	(25,188)	(14)	(25,202)
Depreciation and amortization	(245,796)	(31,906)	(277,702)	(3,058)	(280,760)
Other material non-cash items:
- (credit loss)/reversal of credit loss on trade and other receivables	(2,791)	988	(1,803)	(277)	(2,080)
- impairment loss on non-current assets	(3,682)	(865)	(4,547)	—	(4,547)
Segment assets	11,547,381	400,602	11,947,983	191,275	12,139,258
Additions to non-current assets during the period*	733,107	75,329	808,436	2,941	811,377
Segment liabilities	4,841,577	335,870	5,177,447	41,403	5,218,850

	As at and for the year ended December 31, 2024
	Reportable segments
			Total
		TOP TOY	reportable	Other
	MINISO brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenues	16,002,565	983,525	16,986,090	7,935	16,994,025
Inter-segment revenue	21,684	13,858	35,542	571,490	607,032

Segment revenue	16,024,249	997,383	17,021,632	579,425	17,601,057
Segment profit before taxation	3,255,049	92,428	3,347,477	10,109	3,357,586
Finance income	115,431	1,093	116,524	1,651	118,175
Finance costs	(87,117)	(5,798)	(92,915)	—	(92,915)
Depreciation and amortization	(713,062)	(81,220)	(794,282)	(5,216)	(799,498)
Other material non-cash items:
- reversal of credit loss on trade and other receivables	1,120	841	1,961	505	2,466
- impairment loss on non-current assets	(7,040)	(1,806)	(8,846)	—	(8,846)
Segment assets	12,115,859	939,552	13,055,411	51,843	13,107,254
Additions to non-current assets during the year*	2,433,807	214,698	2,648,505	7,002	2,655,507
Segment liabilities	6,925,668	681,475	7,607,143	38,956	7,646,099

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

			For the six	For the Year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	9,917,044	11,402,606	7,626,822	17,021,632
Revenue for other segment	385,184	445,651	105,936	579,425
Elimination of inter-segment revenue	(216,579)	(375,049)	(100,291)	(607,032)

Consolidated revenue	10,085,649	11,473,208	7,632,467	16,994,025

ii. Profit before taxation
Total profit before taxation for reportable segments	859,501	2,333,945	1,651,318	3,347,477
Profit before taxation for other segment	97,455	17,814	2,924	10,109
Unallocated amounts:
- Share of loss of equity-accounted investees, net of tax	(8,162)	—	—	—
- Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(41,981)	(18,145)	(1,500)	(10,054)

Consolidated profit before taxation	906,813	2,333,614	1,652,742	3,347,532

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,935,144	11,947,983	13,055,411
Assets for other segment	190,366	191,275	51,843
Other unallocated amounts
- Assets relating to construction of headquarters building	2,078,833	2,107,557	2,275,477
- Assets relating to an investment holding company	—	—	2,508,145
- Apartments for use as staff quarters	243,370	238,494	229,252

Consolidated total assets	13,447,713	14,485,309	18,120,128

iv. Liabilities
Total liabilities for reportable segments	4,430,828	5,177,447	7,607,143
Liabilities for other segment	43,699	41,403	38,956
Other unallocated amounts
- Liabilities relating to construction of headquarters building	54,918	75,242	118,507

Consolidated total liabilities	4,529,445	5,294,092	7,764,606

v. Other material items

	For the year ended June 30, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	62,634	3,190	520	66,344
Finance costs	(33,385)	(11)	—	(33,396)
Depreciation and amortization	(349,801)	(1,916)	(38,154)	(389,871)
Credit loss on trade and other receivables	(28,816)	(108)	—	(28,924)
Impairment loss on non-current assets	(13,485)	—	—	(13,485)

	For the year ended June 30, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	140,778	2,969	1,478	145,225
Finance costs	(34,614)	(8)	—	(34,622)
Depreciation and amortization	(366,475)	(4,339)	(20,353)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	1,163	(91)	—	1,072
Impairment loss on non-current assets	(3,448)	—	—	(3,448)

	For the six months ended December 31, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	120,704	1,911	1,354	123,969
Finance costs	(25,188)	(14)	—	(25,202)
Depreciation and amortization	(277,702)	(3,058)	(4,481)	(285,241)
Credit loss on trade and other receivables	(1,803)	(277)	—	(2,080)
Impairment loss on non-current assets	(4,547)	—	—	(4,547)

	For the year ended December 31, 2024
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000

Finance income	116,524	1,651	497	118,672
Finance costs	(92,915)	—	—	(92,915)
Depreciation and amortization	(794,282)	(5,216)	(9,196)	(808,694)
Reversal of credit loss on trade and other receivables	1,961	505	3	2,469
Impairment loss on non-current assets	(8,846)	—	—	(8,846)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
Mainland China	7,442,156	7,650,821	4,843,127	10,312,116
Asia excluding China	1,174,323	1,821,080	1,157,261	2,541,817
North America	391,017	729,702	743,897	1,985,051
Latin America	798,102	1,008,356	660,039	1,445,691
Europe	174,691	151,496	154,737	414,493
Other	105,360	111,753	73,406	294,857

	10,085,649	11,473,208	7,632,467	16,994,025

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
ii. Non-current assets
Mainland China	2,672,426	2,906,878	3,626,187
Asia excluding China	121,614	166,623	413,285
North America	512,322	644,765	1,725,032
Europe	1,859	83,246	72,168
Other	—	45,647	143,858

	3,308,221	3,847,159	5,980,530

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits and interests in equity-accounted investees.

5 Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Major products/service lines
— Sales of lifestyle and pop toy products
— Retail sales in self-operated stores	555,226	990,048	1,004,114	3,158,895
— Product sales to franchisees	5,499,267	5,960,518	3,857,191	7,923,836
— Sales to offline distributors	2,072,061	2,612,742	1,660,860	3,369,238
— Online sales	651,039	706,397	355,380	941,055
— Other sales channels	220,069	87,530	44,149	48,190

Sub-total	8,997,662	10,357,235	6,921,694	15,441,214
— License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	109,166	84,711	37,074	96,836
— Sales-based royalties	97,453	102,089	66,113	131,402
— Sales-based management and consultation service fees	478,775	500,775	323,182	640,944

Sub-total	685,394	687,575	426,369	869,182

— Others*	402,593	428,398	284,404	683,629

	10,085,649	11,473,208	7,632,467	16,994,025
Timing of revenue recognition
— Point in time	9,321,490	10,619,987	7,195,509	16,101,797
— Over time	764,159	853,221	436,958	892,228

Revenue from contracts with customers	10,085,649	11,473,208	7,632,467	16,994,025

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

For the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue for the respective reporting periods.

(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at June 30,	As at December 31,
		2023	2023	2024
	Note	RMB’000	RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’
— Current portion		305,963	426,937	674,923
— Non-current portion		—	17,612	14,635

Total receivables, which are included in ‘trade and other receivables’	15	305,963	444,549	689,558

Contract liabilities
— Current portion		(292,887)	(324,028)	(323,292)
— Non-current portion		(46,754)	(40,954)	(35,145)

Total contract liabilities		(339,641)	(364,982)	(358,437)

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
— Advance payments received from customers for purchase of goods	231,636	267,063	262,412
— Deferred revenue related to license fees	89,498	82,914	66,128
— Deferred revenue related to others	18,507	15,005	29,897

	339,641	364,982	358,437

The Group requests 20% to 100% advance payment for purchase of goods from certain domestic and overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees and others were recognized as contract liabilities.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2022	413,180

Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(361,522)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	231,636
Increase in contract liabilities as a result of receiving payment of license fees	37,840
Increase in contract liabilities as a result of receiving payment of others	18,507

Balance at June 30, 2023	339,641
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period	(292,887)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	267,063
Increase in contract liabilities as a result of receiving payment of license fees	36,370
Increase in contract liabilities as a result of others	14,795

Balance at December 31, 2023	364,982
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period	(324,028)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	262,412
Increase in contract liabilities as a result of receiving payment of license fees	25,174
Increase in contract liabilities as a result of others	29,897

Balance at December 31, 2024	358,437

As of June 30, 2023 and December 31, 2023 and 2024, contract liabilities expected to be recognized as revenue after one year were RMB46,754,000, RMB40,954,000 and RMB35,145,000, respectively, mainly represented license fees.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at June 30, 2023 and December 31, 2023 and 2024, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB108,005,000, RMB97,919,000 and RMB96,025,000, respectively. These amounts represented revenue of license fees and others. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is mainly expected to occur over the next 1 to 10 years as at June 30, 2023, December 31, 2023 and 2024, respectively.

6 Expenses by nature

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 14(a))	6,870,976	6,859,362	4,292,806	9,099,543
Payroll and employee benefits (i)	864,693	819,592	580,801	1,475,943
Rental and related expenses	33,354	69,174	80,847	279,429
Depreciation and amortization (ii)	389,871	391,167	285,241	808,694
Licensing expenses	149,612	249,437	178,241	420,895
Promotion and advertising expenses	242,681	315,976	246,883	572,435
Logistics expenses	272,363	295,933	203,024	535,021
Travelling expenses	66,172	66,544	45,827	121,506
Other expenses	384,730	312,677	198,561	494,684
Total cost of sales, selling and distribution and general and administrative expenses	9,274,452	9,379,862	6,112,231	13,808,150

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	666,968	657,236	463,208	1,202,421
Contributions to social security contribution plan	77,903	75,168	53,977	140,311
Welfare expenses	36,987	24,306	17,184	48,027
Equity-settled share-based payment expenses (Note 23)	82,835	62,882	46,432	85,184
	864,693	819,592	580,801	1,475,943

The Group’s contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plans prior to vesting fully in the contributions.

(ii)	Depreciation and amortization are analyzed as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 11)	58,865	70,706	59,652	157,214
Right-of-use assets (Note 12)	309,606	334,193	239,787	684,462
Less: amount capitalized as construction in progress	—	(33,907)	(22,604)	(45,210)
Intangible assets	21,400	20,175	8,406	12,228
	389,871	391,167	285,241	808,694

7 Other net income

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Net foreign exchange gain/(loss) (i)	14,041	109,095	(15,025)	(33,730)
Losses on disposal of property, plants and equipment and intangible assets	(5,614)	(5,350)	(1,632)	(2,534)
Investment income from other investments	63,801	42,921	14,281	81,145
Scrap income	11,808	12,137	5,912	10,742
Net change in fair value of other investments	5,709	(3,692)	14,270	29,930
(Provision)/reversal of litigation compensation (ii)	(15,576)	(37,710)	408	300
Gains relating to cancellation and modification of lease contracts	13,456	193	4,821	15,201
Gain on disposal of a subsidiary	—	—	—	8,759
Others	(317)	(3,488)	(1,930)	4,883
	87,308	114,106	21,105	114,696

Notes:

(i)	Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.
(ii)	Litigation compensation for the years ended June 30, 2022 and 2023 mainly represented the provisions made for the lawsuits relating to employees’ compensation and illicit competition.

8 Net finance income

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	66,344	145,225	123,969	118,672

Finance costs
—Interest on loans and borrowings	(405)	(226)	(90)	(1,292)
—Interest on lease liabilities	(32,991)	(34,396)	(25,112)	(91,623)
	(33,396)	(34,622)	(25,202)	(92,915)
Net finance income	32,948	110,603	98,767	25,757

9 Income taxes

(a) Taxation recognized in consolidated profit or loss:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year/period	252,989	557,630	339,409	789,640
Deferred tax
Origination and reversal of temporary differences (Note 9(c))	14,081	(5,845)	57,256	(77,536)
Tax expense	267,070	551,785	396,665	712,104

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

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

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three years ended December 31, 2024.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax ranging from 0.75% to 9.8% depends on which state the subsidiaries has nexus with.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate was 25% for fiscal year ended December 31, 2020 and 22% from fiscal year ended December 31, 2021 and onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

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

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Profit before taxation	906,813	2,333,614	1,652,742	3,347,532
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	214,704	566,955	394,856	859,697
Tax effect of share-based compensation expenses (Note 6(i))	20,254	15,435	11,401	20,127
Tax effect of other non-deductible expenses	10,935	13,666	7,310	13,060
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 9(a)(3))	(18,001)	(42,739)	(10,756)	(101,522)
Tax effect of additional deduction on research and development costs	—	(4,217)	(3,476)	(6,179)
Tax effect of exempted and non-taxable income	(4,044)	(7,421)	(12,481)	(11,978)
Effect of unused tax losses not recognized/(being utilized)	44,888	22,956	(8,002)	(56,271)
Effect of deductible temporary differences (being utilized)/not recognized	(1,666)	(12,850)	13,718	1,736
Others	—	—	4,095	(6,566)
Actual tax expenses	267,070	551,785	396,665	712,104

(c) Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued	Right-of-use	Lease
	losses	profits	impairment	operations	assets	Liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At July 1, 2022	31,696	11,097	41,573	61,548	(117,318)	127,421	(1,684)	154,333
Charged to profit or loss	(8,499)	11,944	(3,519)	(675)	9,543	(11,976)	9,027	5,845
Exchange rate difference	239	111	628	—	(162)	175	448	1,439
At June 30, 2023	23,436	23,152	38,682	60,873	(107,937)	115,620	7,791	161,617
Charged to profit or loss	(392)	4,781	(7,574)	(54,048)	8,770	(6,563)	(2,230)	(57,256)
Exchange rate difference	(31)	(113)	73	—	363	(370)	(153)	(231)
At December 31, 2023	23,013	27,820	31,181	6,825	(98,804)	108,687	5,408	104,130
Charged to profit or loss	82,060	19,694	7,029	(6,825)	(337,147)	333,059	(20,334)	77,536
Exchange rate difference	437	—	(78)	—	(815)	791	(53)	282
At December 31, 2024	105,510	47,514	38,132	—	(436,766)	442,537	(14,979)	181,948

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

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Deductible temporary differences	49,375	54,416	63,546
Cumulative tax losses	751,256	774,584	447,814
Total	800,631	829,000	511,360

(e) Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at		As at		As at
	June 30,		December 31,		December 31,
	2023	Expiry date	2023	Expiry date	2024	Expiry date
	RMB’000		RMB’000		RMB’000
Expire	361,627	2024-2044	432,759	2024-2044	368,235	2025-2045
Never expire	389,629		341,825		79,579

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that are not expected to derive sufficient taxable profits in the foreseeable future before unused tax losses expired.

(f) Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

(g) Pillar Two income taxes

In 2021, the Organisation for Economic Co-operation and Development published the Global Anti-Base Erosion Model Rules (“Pillar Two model rules”) for a new global minimum tax reform applicable to large multinational enterprises. Certain jurisdictions in which the group operates have implemented Pillar Two income tax legislation based on this framework, and those Pillar Two income tax laws became effective on January 1, 2024. As all subsidiaries within the Group in those jurisdictions have jurisdictional effective tax rates in excess of 15%, the Group has not recognized any Pillar Two related income tax expense for the year ended December 31, 2024.

Other jurisdictions in which the Group operates are in the process of implementing their Pillar Two income tax legislation. Therefore, it is possible that the Group may be subject to additional Pillar Two income taxes in those jurisdictions.

10 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i) Profit attributable to ordinary shareholders (basic):

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Profit attributable to the equity shareholders of the Company	638,170	1,768,926	1,248,405	2,617,560
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(1,576)	(424)	—	—

Profit used to determine basic earnings per share	636,594	1,768,502	1,248,405	2,617,560

The unvested restricted shares granted to employees under the 2020 Share Incentive Plan (see Note 23) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii) Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,205,527,348, 1,243,320,377, 1,244,926,865 and 1,239,394,263 in issue for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, respectively, were calculated as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	Number of shares	Number of shares	Number of shares	Number of shares
Issued ordinary share at the beginning of the year/period	1,204,860,715	1,202,646,619	1,244,854,689	1,243,332,789
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	—	40,181,685	—	—
Effect of shares released from share incentive plan (Note 23)	2,369,454	2,878,812	281,729	1,311,146
Effect of repurchase of shares (Note 22(b)(v))	(1,702,821)	(2,386,739)	(209,553)	(5,249,672)

Weighted average number of ordinary shares	1,205,527,348	1,243,320,377	1,244,926,865	1,239,394,263

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB638,170,000, RMB1,768,926,000, RMB1,248,405,000 and RMB2,617,560,000 and the weighted average number of ordinary shares of 1,216,637,439, 1,250,545,116, 1,251,635,862 and 1,246,817,617 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	Number of shares	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,205,527,348	1,243,320,377	1,244,926,865	1,239,394,263
Dilutive effect of share incentive plan (Note 23)	11,110,091	7,224,739	6,708,997	7,423,354

Weighted average number of ordinary shares, diluted	1,216,637,439	1,250,545,116	1,251,635,862	1,246,817,617

11 Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2022	242,639	168,120	51,043	46,791	2,347	26,409	58,804	596,153
Acquisition of a subsidiary (Note 24(a))	—	451	888	—	—	—	—	1,339
Additions	—	8,710	7,348	5,348	675	19,585	155,331	196,997
Transfer from construction in progress	—	36,419	—	—	—	—	(36,419)	—
Disposals	—	(75,541)	(5,611)	(5,191)	—	(253)	(2,084)	(88,680)
Exchange adjustments	—	9,112	380	(225)	67	—	757	10,091

At June 30, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900

Additions	—	18,980	9,177	10,479	306	11,607	254,784	305,333
Transfer from construction in progress	—	75,184	—	—	—	—	(75,184)	—
Disposals	—	(12,467)	(791)	(6,830)	—	(6,445)	—	(26,533)
Exchange adjustments	—	(2,685)	(596)	(541)	(26)	—	(504)	(4,352)

At December 31, 2023	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348

Additions	—	139,312	32,187	24,352	2,067	21,792	626,541	846,251
Transfer from construction in progress	—	353,298	—	—	—	—	(353,298)	—
Disposals	—	(12,810)	(12,200)	(3,619)	—	(5,909)	—	(34,538)
Exchange adjustments	—	6,405	(1,998)	1,825	(8)	—	1,060	7,284

At December 31, 2024	242,639	712,488	79,827	72,389	5,428	66,786	629,788	1,809,345

Accumulated depreciation:
At July 1, 2022	(7,538)	(56,016)	(24,035)	(26,651)	(1,456)	(17,225)	—	(132,921)
Charge for the year	(8,712)	(24,270)	(10,981)	(4,690)	(475)	(21,578)	—	(70,706)
Written back on disposals	—	44,866	3,058	3,857	—	63	—	51,844
Exchange adjustments	—	(3,084)	(887)	587	(18)	—	—	(3,402)

At June 30, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	—	(155,185)

Charge for the period	(4,357)	(39,815)	(5,530)	(1,206)	(232)	(8,512)	—	(59,652)
Written back on disposals	—	9,226	322	3,866	—	6,100	—	19,514
Exchange adjustments	—	(270)	510	236	14	—	—	490

At December 31, 2023	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	—	(194,833)

Charge for the year	(8,278)	(109,297)	(12,211)	(8,363)	(457)	(18,608)	—	(157,214)
Written back on disposals	—	3,703	8,343	85	—	5,765	—	17,896
Exchange adjustments	—	(5,142)	641	(346)	—	—	—	(4,847)

At December 31, 2024	(28,885)	(180,099)	(40,770)	(32,625)	(2,624)	(53,995)	—	(338,998)

Impairment:
At July 1, 2022	—	(38,716)	(1,422)	(3,200)	—	—	—	(43,338)
Addition	—	(5,640)	(591)	(1,017)	—	—	—	(7,248)
Written back on disposals	—	24,875	—	1,140	—	—	—	26,015
Exchange adjustments	—	(2,031)	197	324	—	—	—	(1,510)

At June 30, 2023	—	(21,512)	(1,816)	(2,753)	—	—	—	(26,081)

Addition	—	(3,459)	—	(1,088)	—	—	—	(4,547)
Written back on disposals	—	2,701	—	1,167	—	—	—	3,868
Exchange adjustments	—	351	158	42	—	—	—	551

At December 31, 2023	—	(21,919)	(1,658)	(2,632)	—	—	—	(26,209)

Addition	—	(5,801)	—	(3,045)	—	—	—	(8,846)
Written back on disposals	—	1,662	—	—	—	—	—	1,662
Exchange adjustments	—	(545)	150	380	—	—	—	(15)

At December 31, 2024	—	(26,603)	(1,508)	(5,297)	—	—	—	(33,408)

Net book value:
At June 30, 2023	226,389	87,255	19,387	17,073	1,140	7,001	176,389	534,634

At December 31, 2023	222,032	135,001	22,637	23,198	1,202	9,751	355,485	769,306

At December 31, 2024	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939

The Group had leasehold improvements and store operating equipment related to self-operated stores amounting to RMB71,990,000, RMB128,879,000 and RMB475,771,000 as at June 30, 2023 and December 31, 2023 and 2024, respectively.

In addition, certain of the store - level assets are measured at fair value based on unobservable inputs (Level 3) on a non - recurring basis, if determined to be impaired. The fair value of store - level assets, if determined to be impaired, are primarily represented by the price market participant would pay to sub - lease the operating lease right - of - use assets, which reflects the highest and best use of the assets. Significant unobservable inputs used in the fair value measurement include market rental prices. The direct comparison approach is used as the valuation technique by assuming a sub - lease of each of the properties in its existing state with vacant possession. By making reference to lease transactions as available in the relevant market, comparable properties in close proximity have been selected and adjustments have been made to account for any difference in factors such as location and property size.

12 Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(i)	(ii)	(iii)
Cost:
At July 1, 2022	1,013,124	10,648	1,782,410	2,806,182
Acquisition of a subsidiary (Note 24(a))	10,467	—	—	10,467
Additions	718,845	143	—	718,988
Derecognition	(620,305)	—	—	(620,305)
Exchange adjustments	35,218	—	—	35,218

At June 30, 2023	1,157,349	10,791	1,782,410	2,950,550

Additions	622,913	—	—	622,913
Derecognition	(113,564)	(143)	—	(113,707)
Exchange adjustments	(14,294)	—	—	(14,294)

At December 31, 2023	1,652,404	10,648	1,782,410	3,445,462

Additions	2,093,794	—	—	2,093,794
Derecognition	(367,834)	(10,648)	—	(378,482)
Exchange adjustments	3,820	—	—	3,820

At December 31, 2024	3,382,184	—	1,782,410	5,164,594

Accumulated depreciation:
At July 1, 2022	(394,540)	(3,844)	(30,531)	(428,915)
Charge for the year	(285,393)	(3,592)	(45,208)	(334,193)
Derecognition	384,771	—	—	384,771
Exchange adjustments	(11,660)	—	—	(11,660)

At June 30, 2023	(306,822)	(7,436)	(75,739)	(389,997)

Charge for the period	(215,399)	(1,784)	(22,604)	(239,787)
Derecognition	79,886	48	—	79,934
Exchange adjustments	5,248	—	—	5,248

At December 31, 2023	(437,087)	(9,172)	(98,343)	(544,602)

Charge for the year	(637,772)	(1,478)	(45,212)	(684,462)
Derecognition	227,072	10,650	—	237,722
Exchange adjustments	(1,169)	—	—	(1,169)

At December 31, 2024	(848,956)	—	(143,555)	(992,511)

Impairment:
At July 1, 2022	(34,678)	—	—	(34,678)
Reversal	3,800	—	—	3,800
Derecognition	24,439	—	—	24,439
Exchange adjustments	(1,514)	—	—	(1,514)

At June 30, 2023	(7,953)	—	—	(7,953)

Derecognition	7,858	—	—	7,858
Exchange adjustments	95	—	—	95

At December 31, 2023 and December 31, 2024	—	—	—	—

Net book value:
At June 30, 2023	842,574	3,355	1,706,671	2,552,600

At December 31, 2023	1,215,317	1,476	1,684,067	2,900,860

At December 31, 2024	2,533,228	—	1,638,855	4,172,083

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	275,310	285,393	215,399	637,772
Warehouse equipment	3,765	3,592	1,784	1,478
Land use right	30,531	45,208	22,604	45,212

	309,606	334,193	239,787	684,462

Interest on lease liabilities (Note 8)	32,991	34,396	25,112	91,623
Expense relating to short-term leases and other leases with remaining lease term ending on or before June 30/December 31	28,384	15,322	13,729	75,755
Variable lease payments not included in the measurement of lease liabilities	4,648	18,614	24,802	47,314
COVID-19 rent concessions	(35,548)	—	—	—

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 18(c) and Note 21, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its self-operated stores, warehouse storage and office space. The leases of self-operated stores and warehouse storage typically run for two to twelve years. Leases of offices space typically run for a period of two to five years.

As at June 30, 2023 and December 31, 2023 and 2024, right-of-use assets related to leased properties for self-operated stores amounted to RMB585,231,000, RMB998,032,000 and RMB2,264,064,000, respectively.

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

The Group acquired the land use right of a parcel of land located in the PRC during the year ended June 30, 2022 through the acquisition of a subsidiary as disclosed in Note 24(b), with an original lease term of 40 years.

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

13 Other investments

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
- Investment in an unlisted limited partnership enterprise (i)	73,870	90,603	123,399

Current
- Investments in trust investment schemes (ii)	205,329	202,866	—
- Investment in a wealth management product (iii)	—	50,000	—
- Investment in structured deposit (iv)	—	—	100,000
	205,329	252,866	100,000
(i)	In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.
(ii)	In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to November 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 was estimated to be RMB101,600,000. As of December 31, 2023, the above investment in Trust Scheme A has been redeemed.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to January 2024. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of June 30, 2023 and December 31, 2023 was estimated to be RMB103,729,000, RMB101,437,000, respectively. As of December 31, 2024, the above investment in Trust Scheme B has been redeemed.

In July 2023, the Group invested in another trust investment scheme (“Trust Scheme C”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within six months. Pursuant to the agreement, the Trust Scheme C is designated to make the majority of its investments in debt securities and funds, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,429,000. As of December 31, 2024, the above investment in Trust Scheme C has been redeemed.

(iii)	On December 26, 2023, the Group invested in a wealth management product managed by a bank in the PRC, with the principal amount of RMB50,000,000, which is with an original maturity of 35 days. The underlying investment portfolio of the wealth management product mainly includes money market instruments and other financial instruments with fixed return. The principal and return of the investment in the wealth management product are not guaranteed. Fair value of this investment as at December 31, 2023 is estimated to be RMB50,000,000. As of December 31, 2024, all wealth management products have been redeemed.
(iv)	In December 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

Information about the Group’s fair value measurement is included in Note 25(e).

14 Inventories

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Finished goods	1,447,799	1,917,133	2,742,092
Low-value consumables	2,720	5,108	8,297
	1,450,519	1,922,241	2,750,389

(a)  The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,915,713	6,879,212	4,290,874	9,074,490
(Reversal of write-down)/write-down of inventories	(44,737)	(19,850)	1,932	25,053
Cost of inventories recognized in consolidated statements of profit or loss	6,870,976	6,859,362	4,292,806	9,099,543

15 Trade and other receivables

		As at June 30,	As at December 31,
	Note	2023	2023	2024
		RMB’000	RMB’000	RMB’000
Non-current
Trade receivables		—	18,045	14,653
Less: loss allowance	25(a)	—	(433)	(18)

Trade receivables, net of loss allowance (iii)		—	17,612	14,635
Amounts due from related parties	28(c)	10,647	10,760	16,708
Deposits		41,834	81,153	193,810
Prepayments for lease		—	—	72,000
Value-added tax (“VAT”) recoverable		22,160	26,271	44,135
		74,641	135,796	341,288

Current
Trade receivables		394,727	504,938	742,622
Less: loss allowance	25(a)	(88,764)	(78,001)	(67,699)

Trade receivables, net of loss allowance		305,963	426,937	674,923
Amounts due from related parties	28(c)	5,602	27,836	45,424
Miscellaneous expenses paid on behalf of franchisees		265,335	336,497	642,073
VAT recoverable		270,298	251,162	208,221
Rental deposits		86,600	98,141	71,001
Receivables due from online payment platforms and banks (i)		34,726	103,406	77,990
Prepayments for inventories		49,631	51,084	73,538
Prepayments for licensing expenses		40,934	43,996	65,040
Prepayments for promotion and advertising expenses		17,374	11,577	30,349
Prepayments for repurchase of shares		3,693	87,324	70,518
Others		70,000	80,397	247,936
		1,150,156	1,518,357	2,207,013

Notes:

(i)	Receivables due from online payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 38 months and the portion which is expected to be recovered after one year are classified as non - current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

16 Cash and cash equivalents

Cash and cash equivalents comprise:

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Cash on hand	576	783	4,465
Cash at bank	6,488,637	6,414,658	6,323,656
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,489,213	6,415,441	6,328,121

17 Restricted cash

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	1,391	4,462	1,026
Bank deposits frozen for legal proceedings	25,682	3,508	—
	27,073	7,970	1,026

Note:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

18 Cash flow information

(a) Reconciliation of profit for the reporting period to cash generated from operations:

				For the six	For the year
				months ended	ended
		For the year ended June 30,		December 31,	December 31,
		2022	2023	2023	2024
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Profit for the year/period		639,743	1,781,829	1,256,077	2,635,428
Adjustments for:
Interest on lease liabilities	8	32,991	34,396	25,112	91,623
Depreciation and amortization	6	389,871	391,167	285,241	808,694
Interest on loans and borrowings	8	405	226	90	1,292
Interest income	8	(66,344)	(145,225)	(123,969)	(118,672)
Investment income from other investments	7	(63,801)	(42,921)	(14,281)	(81,145)
Net change in fair value of other investments	7	(5,709)	3,692	(14,270)	(29,930)
Losses on disposal of property, plant and equipment and intangible assets	7	5,614	5,350	1,632	2,534
Impairment loss on non-current assets		13,485	3,448	4,547	8,846
Unrealized foreign exchange loss/(gain)		6,806	(45,522)	(25,410)	8,258
Effect of lease contract cancellation		(25,015)	3,681	(4,821)	(15,201)
Gains on disposal of subsidiaries		—	—	—	(8,759)
Share of loss/(profit) of equity-accounted investees, net of tax		8,162	—	(268)	(5,986)
Equity-settled share-based payment expenses	6	82,835	62,882	46,432	85,184
Income tax	9(a)	267,070	551,785	396,665	712,104

Changes in working capital:
Inventories		307,966	(250,851)	(471,722)	(828,148)
Trade and other receivables		(190,145)	(185,768)	(316,534)	(836,820)
Contract liabilities		86,314	(73,539)	25,341	(6,545)
Trade and other payables		180,122	(34,055)	363,327	561,422
Restricted cash		(28,696)	5,303	19,103	6,944
Deferred income		(5,282)	19,074	(3,985)	4,486

Cash generated from operations		1,636,392	2,084,952	1,448,307	2,995,609

(b) Reconciliation of liabilities arising from financing activities:

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 21
At July 1, 2021	20,594	667	804,412	825,673

Changes from financing cash flows:
Repayment of loans and borrowings	(5,295)	—	—	(5,295)
Interest of loans and borrowings paid	—	(1,000)	—	(1,000)
Payment of capital element and interest element of lease liabilities	—	—	(317,017)	(317,017)

Total changes from financing cash flows	(5,295)	(1,000)	(317,017)	(323,312)

Exchange adjustments	197	(29)	2,260	2,428

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	338,131	338,131
Decrease in lease liabilities from derecognition	—	—	(209,712)	(209,712)
Increase in interest expenses	—	405	32,991	33,396
Forgiveness of loans and borrowings	(8,548)	—	—	(8,548)

Total other changes	(8,548)	405	161,410	153,267

At June 30, 2022	6,948	43	651,065	658,056

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 21

At July 1, 2022	6,948	43	651,065	658,056

Additions through business combination (Note 24(a))	—	—	15,313	15,313

Changes from financing cash flows:
Repayment of loans and borrowings	(206)	—	—	(206)
Payment of capital element and interest element of lease liabilities	—	—	(346,008)	(346,008)

Total changes from financing cash flows	(206)	—	(346,008)	(346,214)

Exchange adjustments	576	—	25,267	25,843

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	718,985	718,985
Decrease in lease liabilities from derecognition	—	—	(213,284)	(213,284)
Increase in interest expenses	—	226	34,396	34,622
Forgiveness of loans and borrowings	(103)	—	—	(103)

Total other changes	(103)	226	540,097	540,220

At June 30, 2023	7,215	269	885,734	893,218

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 21
At July 1, 2023	7,215	269	885,734	893,218

Changes from financing cash flows:
Payment of capital element and interest element of lease liabilities	—	—	(236,519)	(236,519)

Total changes from financing cash flows	—	—	(236,519)	(236,519)

Exchange adjustments	44	—	(21,071)	(21,027)

Other changes:
Increase in lease liabilities from entering into new leases during the period	—	—	622,916	622,916
Decrease in lease liabilities from derecognition	—	—	(30,867)	(30,867)
Increase in interest expenses	—	90	25,112	25,202

Total other changes	—	90	617,161	617,251

At December 31, 2023	7,259	359	1,245,305	1,252,923

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 21

At January 1, 2024	7,259	359	1,245,305	1,252,923

Changes from financing cash flows:

Proceeds from loans and borrowings from third party	563,800	—	—	563,800
Repayment of loans and borrowings	(718)	—	—	(718)
Payment of capital element and interest element of lease liabilities	—	—	(725,075)	(725,075)

Total changes from financing cash flows	563,082	—	(725,075)	(161,993)

Exchange adjustments	(76)	—	(14,885)	(14,961)

Other changes:
Increase in lease liabilities from entering into new leases during the period	—	—	2,093,794	2,093,794
Decrease in lease liabilities from derecognition	—	—	(152,268)	(152,268)
Increase in interest expenses	1,000	292	91,623	92,915

Total other changes	1,000	292	2,033,149	2,034,441

At December 31, 2024	571,265	651	2,538,494	3,110,410

(c) Total cash out flow for leases:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Within operating cash flows	(33,032)	(71,185)	(38,531)	(123,069)
Within financing cash flows	(317,017)	(346,008)	(236,519)	(725,075)
	(350,049)	(417,193)	(275,050)	(848,144)

19 Loans and borrowings

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Non-current liabilitie
Borrowings from a non-controlling interest shareholder	7,215	6,533	4,310

Current liabilities
Current portion of borrowings from a non-controlling interest shareholder	—	726	2,155
Other borrowings (i)	—	—	564,800

	—	726	566,955

(i)

During the year ended December 31, 2024, the Group obtained certain bank facilities repayable in form of letters of credit to a bank with aggregate amounts of RMB575,578,000 and interest rate ranging from 2.066% to 2.2%. The letters of credit have a maturity less than 12 months as at December 31, 2024.

20 Trade and other payables

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000

Non-current
Payable relating to construction projects	—	12,411	59,842

Current
Trade payables	653,713	855,914	1,278,535
Payroll payable	93,065	166,079	148,352
Accrued expenses	236,594	309,951	375,588
Other taxes payable	49,072	43,850	58,899
Deposits	1,785,405	1,782,181	1,839,844
Payable relating to leasehold improvements	47,654	59,653	93,514
Payable relating to construction projects	25,835	33,051	25,579
Amounts due to related parties (Note 28(c))	6,371	7,334	8,123
Others	121,593	131,813	115,554
	3,019,302	3,389,826	3,943,988

Information about the Group’s exposure to currency and liquidity risks is included in Note 25.

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

21 Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2023		As at December 31, 2023		As at December 31,2024
	Present		Present		Present
	value of the		value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	328,933	334,778	447,319	457,747	635,357	652,942

After 1 year but within 2 years	251,844	259,948	373,712	403,679	623,330	667,829
After 2 years but within 5 years	227,048	260,188	350,181	399,187	806,325	947,046
After 5 years	77,909	110,215	74,093	102,502	473,482	682,653

	556,801	630,351	797,986	905,368	1,903,137	2,297,528

	885,734	965,129	1,245,305	1,363,115	2,538,494	2,950,470

Less: total future interest expenses		(79,395)		(117,810)		(411,976)

Present value of lease liabilities		885,734		1,245,305		2,538,494

22 Capital and reserves

(a) Share capital and additional paid-in capital

As at June 30, 2023 and December 31, 2023 and 2024, the Company authorized 10,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of June 30, 2023 and December 31, 2023 and 2024, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at June 30, 2023		As at December 31, 2023		As at December 31, 2024
	Number of		Number of		Number of
	shares	Share capital	shares	Share capital	shares	Share capital
		RMB’000		RMB’000		RMB’000
Ordinary shares	1,263,689,685	95	1,263,689,685	95	1,249,871,833	94

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

(iv) During the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, 3,897,180, 4,161,100, 636,608 and 2,320,360 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(v) During the year ended June 30, 2023, 3,462,870 shares were cancelled, which mainly including 3,462,868 shares repurchased under 2022 share repurchase program. During the year ended December 31, 2024, 13,817,852 shares were cancelled under 2023 and 2024 share repurchase program (see Note 22(b)(v)).

(vi) As at June 30, 2023 and December 31, 2023 and 2024, among the ordinary shares issued, 18,834,996, 20,356,896 and 15,878,028 shares were recognized as treasury shares (see Note 22(b)(v)), respectively.

(vii) Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

(b) Nature and purposes of reserves

(i)  Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from a previous business combination involving entities under common control.

(ii) Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii) Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares, share options and restricted share units granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(q)(iii).

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

During the six months ended December 31, 2023, the Company repurchased 1,450,108 ordinary shares on the New York Stock Exchange and 708,400 ordinary shares on the Hong Kong Stock Exchange under the 2023 Share Repurchase Programs for total considerations of USD6,981,000 (equivalent to RMB49,630,000) and HKD26,290,000 (equivalent to RMB23,930,000), respectively.

On August 30, 2024, the board of directors authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”).

During the year ended December 31, 2024, the Company repurchased ordinary shares under the 2023 and 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of	Highest	Lowest		Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
January 2024	1,018,400	5.00	4.28	4,845	1,055,200	33.45	31.00	34,357
February 2024	—	—	—	—	175,000	34.00	33.70	5,939
July 2024	701,740	4.50	4.14	3,118	2,300,800	35.10	32.05	78,625
September 2024	3,741,404	4.07	3.21	13,945	2,466,000	31.75	22.90	67,558
October 2024	200,800	4.07	3.75	771	—	—	—	—

Total	5,662,344			22,679	5,997,000			186,479

Equivalent to RMB’000				160,687				169,534

Under the 2023 and 2024 Share Repurchase Program, 6,705,400 shares repurchased on the Hong Kong Stock Exchange and 7,112,452 shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2024.

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

During the year ended December 31, 2024, special cash dividends of USD0.0725 per ordinary share and interim cash dividends of USD0.0686 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000) and USD85,221,000 (equivalent to RMB 601,075,000), were declared and paid by the Company. The dividends were distributed from additional paid - in capital.

Final dividends of USD0.0817 per ordinary share, amounting to approximately USD101.4 million, were proposed and approved by the board of directors of the Company on March 21, 2025. The dividends will be distributed from additional paid-in capital. The declaration of the final dividends is a non-adjusting event after the reporting period and have not been recognized as liabilities as of December 31, 2024.

23 Equity settled share-based payments

The Group has adopted share-based compensation arrangements to incentivize outstanding performance. Pursuant to the 2020 Share Incentive Plan, as amended in June 2022, restricted shares, options, restricted share units or other approved awards may be granted to the Group’s employees, directors, and consultants.

As at June 30, 2022, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 92,586,048. In October 2022, 6,187,636 repurchased shares were transferred to special purpose vehicles and reserved for future grants of share awards under the 2020 Share Incentive Plan (Note 22(b)(v)).

As at June 30, 2023, December 31, 2023 and December 31, 2024, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

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

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair values are as follows:

			Weighted-
		Weighted-	average
		average	grant date
		exercise price	fair value
	Number of	USD per	USD per
	restricted	restricted	restricted
	shares	share	share
Outstanding as of July 1, 2021	5,755,788	0.036	7.67
Vested during the year	(2,114,000)	0.036	7.67
Forfeited during the year	(1,101,368)	0.036	7.67

Outstanding as of June 30, 2022	2,540,420	0.036	7.67

Outstanding as of July 1, 2022	2,540,420	0.036	7.67
Vested during the year	(2,496,668)	0.036	7.67
Forfeited during the year	(43,752)	0.036	7.67

Outstanding as of June 30, 2023, December 31, 2023 and December 31, 2024	—	—	—

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for these share awards granted to the Group’s employees were RMB5,067,000 and RMB613,000 for the years ended June 30, 2022 and 2023, respectively.

(b) Share options

In January and September 2020, the board of directors approved the grants of share options to purchase ordinary shares of the Company to certain employees of the Group.

Each of 20% of the options granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the grant date, respectively, on the condition that employees remain in service without any performance requirements. The options lapse on the tenth anniversary of the grant date.

The option activities during the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		USD per share	USD per share
Outstanding at July 1, 2021	12,400,836	0.036	3.71
Exercised	(1,783,180)	0.036	3.64
Forfeited	(1,699,164)	0.036	4.01

Outstanding at June 30, 2022	8,918,492	0.036	3.67

Exercisable at June 30, 2022	1,888,574	0.036	3.39
Non-vested at June 30, 2022	7,029,918	0.036	3.74

Outstanding at July 1, 2022	8,918,492	0.036	3.67
Exercised	(1,376,096)	0.035	3.90
Forfeited	(1,841,000)	0.036	3.33

Outstanding at June 30, 2023	5,701,396	0.036	3.72

Exercisable at June 30, 2023	2,114,496	0.036	3.36
Non-vested at June 30, 2023	3,586,900	0.036	3.94

Outstanding at July 1, 2023	5,701,396	0.036	3.72
Exercised	(427,492)	0.036	4.20
Forfeited	(104,800)	0.036	4.74

Outstanding at December 31, 2023	5,169,104	0.036	3.66

Exercisable at December 31, 2023	2,237,104	0.036	3.57
Non-vested at December 31, 2023	2,932,000	0.036	3.73

Outstanding at January 1, 2024	5,169,104	0.036	3.66
Exercised	(1,040,440)	0.036	3.82
Forfeited	(221,200)	0.036	3.95

Outstanding at December 31, 2024	3,907,464	0.036	3.61

Exercisable at December 31, 2024	2,585,464	0.036	3.54
Non-vested at December 31, 2024	1,322,000	0.036	3.73

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB77,768,000, RMB33,306,000,RMB7,593,000 and RMB5,879,000 for the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, respectively.

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

(ii) Granted during the six months ended December 31, 2023

In October 2023, the board of directors approved the grant of RSUs to purchase 22,472 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches will vest on January 15, 2024, April 15, 2024 and July 15, 2024, respectively, on the condition that director remains in service without any performance conditions.

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

(iii) Granted during the year ended December 31, 2024

In March 2024, the board of directors approved the grant of RSUs to purchase 20,871,490 ordinary shares of the Company to certain employees of the Group at purchase price of USD0.00001 per share with the performance targets to be determined and approved. For the service condition, 10%, 10%, 15%, 20% and 45% of these RSUs will vest on the 1st trading day following each of the 1st, 2nd, 3rd, 4th and 5th anniversary of the date of grant, on the condition that the employees remain in service and have fulfilled the respective performance targets in respective calendar years of 2024, 2025, 2026, 2027 and 2028. As the Company has discretion to set the relevant performance targets, the grant dates for financial reporting purposes are not considered established until the performance targets are determined and approved.

As of December 31, 2024, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs to purchase 2,087,149 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs to purchase 18,784,341 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates for the subsequent tranches of the RSUs have not been established, the respective service periods are considered to have commenced as at December 31, 2024. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of the subsequent tranches of the RSUs based on the fair value of Company’s ordinary shares at each balance sheet date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for the subsequent tranches is being re-estimated at each balance sheet date until the grant dates are established.

In October 2024, the board of directors approved the grant of RSUs to purchase 39,300 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches will vest on January 15, 2025, April 15, 2025 and July 15, 2025, respectively, on the condition that director remains in service without any performance conditions.

The board of directors also approved the grant of RSUs to purchase 686,680 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share during the year ended December 31, 2024. These RSUs were divided into three to five tranches. Each tranche will vest based on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

(iv) Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

			Weighted-average
		Weighted-average	grant date
	Number of	purchase price	fair value
	RSUs	USD per RSU	USD per RSU

Outstanding as of July 1, 2022	—	—	—
Granted	6,561,596	0.035	4.12
Vested	(288,336)	0.026	2.42
Forfeited	(107,800)	0.036	2.89

Outstanding as of June 30, 2023	6,165,460	0.036	4.22
Granted	125,672	0.030	5.37
Vested	(209,116)	0.024	3.55
Forfeited	(123,760)	0.036	3.16

Outstanding as of December 31, 2023	5,958,256	0.036	4.32
Granted	21,597,470	0.001	5.47
Vested	(1,279,920)	0.035	4.29
Forfeited	(1,557,522)	0.005	5.25

Outstanding as of December 31, 2024	24,718,284	0.008	5.27

  The fair value of RSUs was determined with reference to the market prices of the Company’s ordinary shares at the respective grant dates.

The fair value of RSUs granted during the year ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024 was USD27,004,000 (equivalent to RMB186,116,000), USD674,000 (equivalent to RMB4,812,000) and USD118,087,000 (equivalent to RMB847,747,000) in aggregate. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB28,963,000, RMB38,839,000 and RMB79,305,000 for the year ended June 30, 2023 and the six months ended December 31, 2023 and the year ended December 31, 2024.

24 Acquisition of subsidiaries

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

25 Financial risk management and fair values

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

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors and franchisees. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At June 30, 2023 and December 31, 2023 and 2024, 40%, 40% and 35% of the total trade receivables were due from the Group’s five largest debtors, respectively.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.

Trade receivables relating to certain sales of fixtures to franchisees are collected by instalments within the periods ranging from 18 to 38 months. All other trade receivables are due within 30 to 180 days from the date of billing. Debtors with balances that are more than 6 months past due are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix.

The Group does not provide any guarantees which would expose the Group to credit risk.

Other receivables

In determining the ECL for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no credit loss allowance of other receivables is considered necessary by management for the years ended June 30, 2022 and 2023, and the six months ended December 31, 2023 and the year ended December 31, 2024.

(b) Liquidity risk

As at June 30, 2023 and December 31, 2023 and 2024, the Group’s net current assets amounted to RMB6,018,410,000,RMB5,920,655,000 and RMB5,928,312,000, respectively. Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the board when the borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, the Group had net cash generated from operating activities of approximately RMB1,406,262,000,RMB1,666,030,000, RMB1,097,541,000 and RMB2,168,334,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The Directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

The following tables show the remaining contractual maturities at the end of each reporting period presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates or, if floating, based on rates current at the end of each reporting period presented) and the earliest date the Group can be required to pay.

		More	More
		than 1	than 2			Carrying
	Within	year but	year but	More		amount at
	1 year or	less than	less than	than 5		June 30,
	on demand	2 years	5 years	years	Total	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,019,302	—	—	—	3,019,302	3,019,302
Loans and borrowings	216	918	6,716	—	7,850	7,215
Lease liabilities	334,778	259,948	260,188	110,215	965,129	885,734
	3,354,296	260,866	266,904	110,215	3,992,281	3,912,251

		More	More
		than 1	than 2			Carrying
	Within	year but	year but	More		amount at
	1 year or	less than	less than	than 5		December 31,
	on demand	2 years	5 years	years	Total	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other payables	3,389,826	—	12,411	—	3,402,237	3,402,237
Loans and borrowings	935	2,360	4,497	—	7,792	7,259
Lease liabilities	457,747	403,679	399,187	102,502	1,363,115	1,245,305
	3,848,508	406,039	416,095	102,502	4,773,144	4,654,801

		More than	More than			Carrying
	Within	1 year but	2 year but			amount at
	1 year or	less than	less than	More than		December 31,
	on demand	2 years	5 years	5 years	Total	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other payables	3,943,988	—	59,842	—	4,003,830	4,003,830
Loans and borrowings	577,913	2,257	2,193	—	582,363	571,265
Lease liabilities	652,942	667,829	947,046	682,653	2,950,470	2,538,494

	5,174,843	670,086	1,009,081	682,653	7,536,663	7,113,589

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

(i) Interest rate profile

The following table details the interest rate profile of the Group’s interest-bearing financial instruments at the end of each reporting period presented:

		As at June 30,		As at December 31,		As at December 31,
	Interest rates	2023	Interest rates	2023	Interest rates	2024
	%	RMB‘000%		RMB‘000%		RMB‘000
Fixed rate instrument:
Loans and borrowings	3.0%	(7,215)	3.0%	(7,259)	2.07%~3.0%	(571,265)
Cash at bank (Note 16)	3.08% ~ 5.25%	1,040,921	3.75%	103,207	2.1%~4.36%	3,517
Term deposits	0.9% ~ 5.5%	681,715	0.9% ~ 6.02%	310,759	1.05%~4.8%	409,135
		1,715,421		406,707		(158,613)
Variable rate instrument:
Restricted cash (Note 17)	0.3% ~ 1.8%	27,073	0.2% ~ 1.8%	7,970	0.1%~0.95%	1,026
Cash at bank (Note 16)	0% ~ 3.5%	5,447,716	0% ~ 5.2%	6,311,451	0%~4.31%	6,320,139
		5,474,789		6,319,421		6,321,165

(ii) Sensitivity analysis

At June 30, 2022, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the year and decreased/increased accumulated losses by approximately RMB37,397,000.

At June 30, 2023 and December 31, 2023 and 2024, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the reporting periods and retained earnings by approximately RMB42,401,000, RMB24,363,000 and RMB47,805,000 respectively.

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

	Exposure to foreign currencies
	As at June 30, 2023
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	61,922	—	—	—	—
Cash and cash equivalents	455,032	6,677	5,100	2,429	3
Term deposits	344	—	—	—	—
Trade and other payables	(83,094)	(4,664)	(13,950)	—	—
Net exposure arising from recognized assets and liabilities	434,204	2,013	(8,850)	2,429	3

	Exposure to foreign currencies
	As at December 31, 2023
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade and other receivables	141,973	20	23,814	—	3,889
Cash and cash equivalents	309,966	37,492	7,868	3,068	19
Term deposits	35,712	—	—	—	—
Trade and other payables	(82,669)	(5,151)	(11,401)	(820)	(930)
Net exposure arising from recognized assets and liabilities	404,982	32,361	20,281	2,248	2,978

	Exposure to foreign currencies
	As at December 31, 2024
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	189,003	43,965	66,782	—	18
Cash and cash equivalents	173,001	93,281	2,112	8,928	1,687
Term deposits	359	—	—	—	—
Trade and other payables	(84,422)	(6,797)	(14,616)	(5,616)	(515)
Net exposure arising from recognized assets and liabilities	277,941	130,449	54,278	3,312	1,190

(ii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at June 30, 2023			As at December 31, 2023		As at December 31, 2024
		Effect on			Effect on		Effect on
	Increase/	profit for the		Increase/	profit for the	Increase/	profit for the
	(decrease) in	year and		(decrease) in	period and	(decrease) in	year and
	foreign	retained		foreign	retained	foreign	retained
	exchange rates	earnings		exchange rates	earnings	exchange rates	earnings
		RMB’000			RMB’000		RMB’000
United States Dollars	1%	4,324		1%	3,375	1%	2,311
	(1)%	(4,324)		(1)%	(3,375)	(1)%	(2,311)
Euros	1%	19		1%	270	1%	1,089
	(1)%	(19)		(1)%	(270)	(1)%	(1,089)
Hong Kong Dollars	1%	(89)		1%	208	1%	561
	(1)%	89		(1)%	(208)	(1)%	(561)
Renminbi	1%	20		1%	19	1%	31
	(1)%	(20)		(1)%	(19)	(1)%	(31)
Others	1%	—	*	1%	25	1%	10
	(1)%	—	*	(1)%	(25)	(1)%	(10)

Note:

*	The amount was less than RMB1,000.

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

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2023 categorized into
	2023	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investments in trust investment schemes	205,329	—	205,329	—
- Investment in an unlisted Partnership Enterprise	73,870	—	73,870	—

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2023 categorized into
	2023	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investments in trust investment schemes	202,866	—	202,866	—
- Investment in a wealth management product	50,000	—	50,000	—
- Investment in an unlisted Partnership Enterprise	90,603	—	—	90,603

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2024 categorized into
	2024	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investment in structured deposit	100,000	—	100,000	—
- Investment in an unlisted Partnership Enterprise	123,399	—	—	123,399

During the years ended June 30, 2022 and 2023 and the year ended December 31, 2024, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. During the six months ended December 31, 2023, the investment in an unlisted Partnership Enterprise was transferred from Level 2 to Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

Other investments in Level 2 as at June 30, 2023 and December 31, 2023 and 2024 mainly represented investments in trust investment schemes, a wealth management product and structured deposit. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust companies or bank, that established and managed the investments (see Note 13), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The Group invested in an unlisted Partnership Enterprise in late June 2023 with a consideration of USD10,409,000 (equivalent to RMB73,870,000). As at June 30, 2023, the fair value of this investment was measured at the investment consideration, which represented the recent transaction price, and was classified as Level 2.

At December 31, 2023 and 2024, the fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach with the assistance of an independent valuer, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value. The movement during the year ended December 31, 2024 in the balance of the Level 3 fair value measurement was attributable to the fair value adjustment.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2023 and December 31, 2023 and 2024 because of the short-term maturities of these financial instruments.

26 Commitments

(a) Capital commitments outstanding as at the end of each reporting period presented not provided for in the financial statements were as follows:

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Contracted for construction projects	472,038	570,840	557,180
Authorized but not contracted for construction projects	510,608	266,333	76,366
Total	982,646	837,173	633,546

27 Contingencies

(a)	The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021, with RMB160,000,000 for 2021, RMB175,000,000 for 2022, RMB190,000,000 for 2023, RMB210,000,000 for 2024 and RMB230,000,000 for 2025. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall.

In January 2021, April 2022 and March 2023, MINISO Guangzhou provided performance guarantees of RMB 160,000,000, RMB175,000,000 and RMB190,000,000 respectively issued by a commercial bank to the local government in respect of the commitments of tax payments for the calendar years of 2021, 2022 and 2023. The above entities had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government under the above performance guarantees. The above performance guarantees expired on March 31, 2022, 2023 and 2024, respectively.

In March 2024, MINISO Guangzhou provided performance guarantees of RMB210,000,000, issued by a commercial bank to the local government in respect of the commitments of tax payments for the calendar year 2024, which was valid from April 1, 2024 to March 31, 2025. The directors have assessed that, based on the relevant taxes paid and payable for the calendar year of 2024, the above entities are expected to meet the commitment for the calendar year of 2024 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantees. No provision has therefore been made in respect of this matter as at December 31, 2024. Subsequently in April 2025, MINISO Guangzhou provided performance guarantees of RMB 230,000,000 issued by a commercial bank to the local government in respect of the commitments of tax payments for the calendar years of 2025.

(b)	Securities class action

A putative securities class action lawsuit relating to the disclosures in the Company’s IPO registration and prospectus was filed against the Company and certain of the Company’s officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. The lead plaintiff was appointed in November 2022 and has filed the complaint to the court. The Company and other defendants has filed the motion to dismiss the complaint which has been granted by the court with leave to amend in February 2024. The plaintiffs have filed and completed briefing on a motion for reconsideration of the court’s decision in April 2024 and intended to file a further amended complaint. As at December 31, 2024, the court’s decision on the motion for reconsideration was pending. The directors and the Group’s litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Subsequently in March 2025, the motion for reconsideration of the court's decision was rejected by the court. Plaintiff has until April 28, 2025 to file a further amended complaint.

28 Material related party transactions

(a) Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Nome Design (Guangzhou) Limited	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

Mingyou (i)	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder

Henhaohe Tea Guangdong limited	Under common control of the controlling shareholder

OasVision International Limited	Under common control of the controlling shareholder

MINISO (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder

MINISO Lifestyle Nigeria Limited	Under common control of the controlling shareholder

Add a friend (Guangzhou) Co., Ltd.(formerly known as MINISO Corporation)	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

Shenzhen Zhizhi Brand Incubation Limited (ii)	Significantly influenced by the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Development Co., Ltd. (formerly known as Guangzhou Mingchuang Business Development Co., Ltd.)	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Management Co., Ltd.	Significantly influenced by the controlling shareholder

199 Global Holding (Guangzhou) Limited	Significantly influenced by the controlling shareholder

KOURITEN LIMITED (iii)	Subsidiary of an equity-accounted investee of the Group

Miniso Winky Italy S.r.l. (iv)	An equity-accounted investee of the Group

Notes:

(i)	Mingyou is a subsidiary of YGF Investment, which was an equity accounted investee of the Group prior to October 27, 2021. On October 27, 2021, the Group acquired the remaining 80% interest in YGF investment, YGF investment and Mingyou became wholly-owned subsidiaries of the Group since then (see Note 24(b)).

(ii)	The controlling shareholder sold its equity interests in Shenzhen Zhizhi Brand Incubation Limited to a third party on September 25, 2021. Shenzhen Zhizhi Brand Incubation Limited was no longer a related party of the Group since then.
(iii)	On October 26, 2023, the Group invested in the parent company of KOURITEN LIMITED and acquired 25% of its interest. KOURITEN LIMITED became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and KOURITEN LIMITED since October 26, 2023 and the balances with KOURITEN LIMITED as at December 31, 2023 and 2024 were included in Notes 28(b) and 28(c), respectively.
(iv)	On July 20, 2024, the Group invested in Miniso Winky Italy S.r.l. and acquired 49% of its interest. Miniso Winky Italy S.r.l. became an equity accounted investee of the Group since then. The transactions between the Group and Miniso Winky Italy S.r.l. since July 20, 2024 and the balances with Miniso Winky Italy S.r.l. as at December 31, 2024 was included in Notes 28(b) and 28(c), respectively.

(b)	Transactions with related parties

(i) Key management personnel compensation

Key management personnel compensation comprised the following:

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Short-term employee benefits	13,018	13,069	8,171	10,510
Equity-settled share-based payment expenses (Note 23)	—	718	508	6,368
	13,018	13,787	8,679	16,878

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000

Sales of products
- MINISO Lifestyle Nigeria Limited	—	18,046	11,577	15,743
- OasVision International Limited	16,979	—	—	-
- Haydon (Shanghai) Technology Co., Ltd.	11	—	—	-
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	—	4,020	3,026	5,556
- Wow Colour Beauty Guangdong Technology Limited	—	85	—	3
- KOURITEN LIMITED	—	—	10,048	78,662
- Miniso Winky Italy S.r.l.	—	—	—	5,581

Provision of information technology support and consulting services
- Haydon (Shanghai) Technology Co., Ltd. (i)	5,688	916	26	50
- Wow Colour Beauty Guangdong Technology Limited (i)	7,080	2,714	1,466	3,002
- ACC Super Accessories Shenzhen Technology Limited (i)	2,651	207	138	81
- Henhaohe Tea Guangdong Limited (i)	8,410	230	—	—

License fee income
- KOURITEN LIMITED	—	—	87	4,138

Purchase of products
- Shanghai Kerong Networks Limited	15,465	12,125	2,286	2,416
- Shenzhen Zhizhi Brand Incubation Limited	4,407	—	—	—
- Wow Colour Beauty Guangdong Technology Limited	1,029	1	23	102
- Nome Design (Guangzhou) Limited	112	—	—	—
- Haydon (Shanghai) Technology Co., Ltd.	53	—	—	—
- 199 Global Holding (Guangzhou) Limited	190	—	—	—
- ACC Super Accessories Shenzhen Technology Limited	48	206	—	—
- ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	—	452	—	—
- Guangzhou Mingyou Business Development Co., Ltd.	—	367	—	—
- Add a friend (Guangzhou) Co., Ltd.	—	—	—	80

Provision of guarantee for a subsidiary of the then equity-accounted investee
- Mingyou (ii)	160,000	—	—	—

Purchase of catering services
- Guangzhou Chuyunju Catering Service Co., Ltd.	8,816	—	—	—
- Guangzhou Chuyunju Catering Management Co., Ltd.	3,104	6,078	3,888	7,637

Rental and related expenses
- Guangzhou Mingyou Business Development Co., Ltd. (iv)	—	2,359	4,016	8,016
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	—	—	200	5,785
- Guangzhou Mingyou Business Management Co., Ltd.	—	—	347	—

Payment of lease liabilities
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.(iii)	4,147	26,583	19,271	43,417

Payment of rental deposits
- MINISO (Zhaoqing) Industrial Investment Co., Ltd. (iii)	—	10,647	113	5,947
- Guangzhou Mingyou Business Development Co., Ltd. (iv)	—	1,710	—	—

Loan provided to
- Miniso Winky Italy S.r.l.	—	—	—	19,681

Payment of earnest money in connection with lease of a property
- Guangzhou Mingyou Business Management Co., Ltd.	—	—	1,000	—

Notes:

(i)

Pursuant to the information technology support and consulting services agreements entered into between the Group and Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited and Henhaohe Tea Guangdong Limited, the Group provided business management systems deployment and support services to these entities during the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024.

(ii)

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

(iii)

The Group entered into lease agreements with MINISO (Zhaoqing) Industrial Investment Co., Ltd. for lease of properties for storage of inventories and employee dormitories with fixed lease payments for two to five years.

During the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, the Group recognized right-of-use assets and lease liabilities of RMB35,438,000, RMB69,295,000, RMB2,065,000 and RMB64,741,000 respectively at the commencement dates of these new leases. The Group also paid rental deposits of RMB10,647,000, RMB113,000 and RMB5,947,000 in connection with these leases during the year ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024.

During the years ended June 30, 2022 and 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, the Group made payments of lease liabilities of RMB4,147,000, RMB26,583,000, RMB19,271,000 and RMB43,417,000 respectively to MINISO (Zhaoqing) Industrial Investment Co., Ltd. in connection with the lease of properties.

(iv)

In March 2023, the Group entered into a five-year lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingyou Business Development Co., Ltd.. In April 2023, the five-year lease agreement was cancelled and replaced with a nine-month lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the year ended June 30, 2023 and the six months ended December 31, 2023 were RMB2,359,000, RMB4,016,000, respectively. The Group also paid rental deposit of RMB1,710,000 in connection with the lease of this property during the year ended June 30, 2023.

In January 2024, the Group entered into another twelve-month lease agreement with Guangzhou Mingyou Business Development Co., Ltd. for the same property. Total rental and related expenses incurred in connection with the lease of this property during the year ended December 31, 2024 was RMB8,016,000.

(c)	Balances with related parties

	As at June 30,	As at December 31,
	2023	2023	2024
	RMB’000	RMB’000	RMB’000
Trade related:
Included in non-current trade and other receivables from related parties:
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	10,647	10,760	16,708

Included in current trade and other receivables from related parties:
- Haydon (Shanghai) Technology Co., Ltd.	46	54	53
- Wow Colour Beauty Guangdong Technology Limited	767	1,508	899
- ACC Super Accessories Shenzhen Technology Limited	293	277	688
- MINISO Lifestyle Nigeria Limited	2,484	12,427	786
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	—	3,339	6,271
- Guangzhou Mingyou Business Development Co., Ltd.	2,012	1,710	3,173
- Guangzhou Mingyou Business Management Co., Ltd.	—	1,000	1,000
- KOURITEN LIMITED	—	7,521	12,629
	5,602	27,836	25,499

Included in trade and other payables to related parties:
- Shanghai Kerong Networks Limited	1,102	319	162
- Wow Colour Beauty Guangdong Technology Limited	—	—	51
- Nome Design (Guangzhou) Limited	126	126	—
- ACC Super Accessories Shenzhen Technology Limited	9	9	9
- Guangzhou Chuyunju Catering Service Co., Ltd.	4,204	4,204	4,204
- Guangzhou Chuyunju Catering Management Co., Ltd.	880	1,676	2,072
- Guangzhou Mingyou Business Development Co., Ltd.	50	—	83
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	—	—	542
- KOURITEN LIMITED	—	1,000	1,000
	6,371	7,334	8,123

Included in lease liabilities due to related parties:
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	78,914	68,406	104,097

Included in contract liabilities due to related parties:
- MINISO Lifestyle Nigeria Limited	—	—	4,850
- Miniso Winky Italy S.r.l.	—	—	1,115
- KOURITEN LIMITED	—	2,388	—
	—	2,388	5,965
Non-trade related:
Included in current trade and other receivables from related parties:
- Miniso Winky Italy S.r.l.	—	—	19,925

29 Company level financial information

The following presents condensed parent company financial information of the Group.

(i) Condensed statement of profit or loss

			For the six	For the year
			months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Other income	6,038	6,468	10,433	12,719
General and administrative expenses	(19,038)	(37,854)	(20,345)	(20,138)
Other net income/(loss)	6,607	(11,418)	5,558	(554)
Operating loss	(6,393)	(42,804)	(4,354)	(7,973)
Finance income	2,930	25,608	44,400	8,750
Share of loss of equity-accounted investee, net of tax	(8,162)	—	—	—
(Loss)/profit before taxation	(11,625)	(17,196)	40,046	777
Income tax expense	—	—	(3,137)	—
(Loss)/profit for the year/period	(11,625)	(17,196)	36,909	777

(ii) Condensed statement of profit or loss and other comprehensive income

			For the	For the year
			six months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year/period	(11,625)	(17,196)	36,909	777
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	174,150	383,743	(86,224)	36,184
Other comprehensive income/(loss) for the year/period	174,150	383,743	(86,224)	36,184
Total comprehensive income/(loss) for the year/period	162,525	366,547	(49,315)	36,961

(iii) Condensed statement of financial position

	Note	As at June 30,	As at December 31,
		2023	2023	2024
		RMB’000	RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries
- Cost-accounted investments in subsidiaries		2,300,637	2,259,187	2,288,729
- Amounts due from subsidiaries		1,443,759	1,508,405	723,420

		3,744,396	3,767,592	3,012,149
Current assets
Other receivables		7,703	2,450	4,094
Cash and cash equivalents		1,225,474	372,459	8,706
Term deposits		361,371	145,587	—

		1,594,548	520,496	12,800

Total assets		5,338,944	4,288,088	3,024,949

EQUITY
Share capital	22(a)	95	95	94
Additional paid-in capital	22(a)	7,257,080	6,333,584	4,686,201
Other reserves		(1,242,585)	(1,401,580)	(1,290,819)
Accumulated losses		(726,810)	(689,901)	(689,124)

Total equity		5,287,780	4,242,198	2,706,352

LIABILITIES
Non-current liabilities
Deferred income		8,821	5,297	—
		8,821	5,297	—
Current liabilities
Other payables		35,565	33,950	313,221
Deferred income		6,778	6,643	5,376

		42,343	40,593	318,597

Total liabilities		51,164	45,890	318,597

Total equity and liabilities		5,338,944	4,288,088	3,024,949

(iv) Condensed statement of cash flow

			For the	For the year
			six months ended	ended
	For the year ended June 30,		December 31,	December 31,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(16,177)	(43,240)	(22,277)	(19,192)
Net cash from investing activities	120,173	528,830	259,852	932,096
Net cash (used in)/from financing activities	(395,322)	43,396	(1,083,077)	(1,276,775)
Net (decrease)/increase in cash and cash equivalents	(291,326)	528,986	(845,502)	(363,871)
Cash and cash equivalents at beginning of the year/period	925,638	646,921	1,225,474	372,459
Effect of movements in exchange rates on cash held	12,609	49,567	(7,513)	118
Cash and cash equivalents at end of the year/period	646,921	1,225,474	372,459	8,706

30 Non-adjusting events after the reporting period

(a)Issuance of USD550,000,000 equity linked securities

On January 6, 2025, the Company has entered into a subscription agreement in connection with the issuance of equity linked securities due January 14, 2032(the “Equity Linked Securities”) with an aggregate principal amount of USD550,000,000 and an interest rate of 0.5% per annum. The holders of the Equity Linked Securities have the right to require the Company to exchange their securities for cash with the settlement amount calculated based on the applicable price per share of the Company.

On January 7, 2025, the Company has further entered into a call spread comprising a lower strike call and a upper strike warrant (the “Call spread”), which will enable the Company to defer potential dilution of the Equity Linked Securities to a higher effective exercise price. The Call Spread is structured such that the exercises under the Call Spread is able to match the exercises under the Equity Linked Securities, and may be exercised: (a) for the lower strike call, if the Equity Linked Securities are exercised and the lower strike exercise price is met; and (b) for the upper strike warrant, if the lower strike call is exercised and the upper strike exercise price is met. The lower strike call will be settled wholly in cash whereas the Company may only issue shares under the upper strike warrant. The Call Spread is separate from, but is part and parcel of, the Equity Linked Securities. No security holders will have any right under the Call Spread.

As of January 14, 2025, the issuances of the Equity Linked Securities and the Call Spread have been completed.

(b)The acquisition of the shares in Yonghui Superstores Co., Ltd (the “Target Company”)

On September 23, 2024, a wholly-owned subsidiary of the Group (the “Purchaser”) entered into the share purchase agreements (the “Share Purchase Agreements”) with THE DAIRY FARM COMPANY LIMITED, Beijing Jingdong Century Trade Co., Ltd. and Suqian Hanbang Investment Management Co., Ltd. (together, the “Sellers”), pursuant to which, the Purchaser has conditionally agreed to acquire and the Sellers have conditionally agreed to sell the 2,668,135,376 shares of the Target Company (representing 29.4% of the entire issued share capital of the Target Company), at the consideration in the amount of RMB6,270,118,134. As at December 31, 2024, the Share Purchase Agreements has not taken effect as part of conditions precedent have not been fulfilled.

On January 17, 2025, the Share Purchase Agreements and the transactions contemplated thereunder were approved on the extraordinary general meeting of the Company. In March 2025, with all conditions precedent set out in the Share Purchase Agreements fulfilled and the settlement of the consideration of RMB6,270,118,000, the acquisition of 29.4% equity interest in the Target Company has completed.

(c)Changes in tariff policies

On April 2, 2025, the U.S. Government announced a 34% tariff on Chinese imports, on top of the existing 20% tariff on Chinese imports. On April 10, 2025, the U.S. Government further increased the tariffs to a total of 145% on Chinese imports. The directors are currently assessing the impact such tariffs would have on the Company's operations for the year ending December 31, 2025.

31 Amendments and new standards issued but not yet effective

A number of new standards are effective for the annual periods beginning after January 1, 2025 and early application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

Effective for
accounting periods
beginning on or after
Amendments to IAS 21, The effects of changes in foreign exchange rates – Lack of exchangeability	1 January 2025

Amendments to IFRS 9, Financial instruments and IFRS 7, Financial instruments: disclosures – Amendments to the classification and measurement of financial instruments	1 January 2026

Annual improvements to IFRS Accounting Standards – Volume 11	1 January 2026

IFRS 18, Presentation and disclosure in financial statements	1 January 2027

IFRS 19, Subsidiaries without public accountability: disclosures	1 January 2027