Form 20-F
period 2025-12-31
MINISO Group Holding Ltd
filed 2026-04-24
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

1,237,564,177 ordinary shares, par value US$0.00001 per share as of December 31, 2025

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each representing four ordinary shares, par value US$0.00001 per share;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“GMV” generated under MINISO brand refers to the total value of all merchandises sold by us and our Retail Partners and distributors to end customers, and “GMV” generated under TOP TOY brand refers to the total value of merchandises sold by us, our Retail Partner and distributors operating TOP TOY stores to end customers, as well as the total value of all merchandises sold by us to distributors that do not operate TOP TOY stores, in each case before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned;
●	“HKEx Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“Hong Kong,” “HK” and “Hong Kong S.A.R.” refer to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” and “HK$” refer to the legal currency of Hong Kong;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited;
●	“IFRS” refers to IFRS Accounting Standards as issued by the International Accounting Standards Board;
●	“MINISO Group,” “we,” “us,” “our company” and “our” refer to MINISO Group Holding Limited, our Cayman Islands holding company and its subsidiaries;
●	“MINISO store” refers to any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the Retail Partner model, and those operated under the distributor model;
●	“Retail Partner” refers to franchisee under our Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise. Other distinguishing features of the Retail Partner model include: (1) we retain ownership of inventory in the franchisee’s store before it gets sold to consumers; (2) we provide store management and consultation services to the franchisee for a fee, which include standardized guidance in certain key aspects of store operation; and (3) the franchisee keeps the remaining portion of the in-store sales proceeds after remitting a certain portion to us;
●	“revenue” refers to our revenue from continuing operations, excluding the revenue from discontinued operations;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SKU” refers to stock keeping unit;
●	“TOP TOY-brand products” refers to pop toy products of our own brands or brands codeveloped with IP licensors that are sold under the TOP TOY label;
●	“TOP TOY store” refers to any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the Retail Partner model; and

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government promulgates legislations on its foreign currency reserves in part through regulation of the conversion of RMB into foreign exchange. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9931 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025.

We changed our fiscal year end from June 30 to December 31 in January 2024 and filed a transition report on Form 20-F covering the six-month period from July 1, 2023 through December 31, 2023. Unless otherwise noted, all references in this annual report to years are to the calendar year from January 1 to December 31 and to our fiscal year or years are to the fiscal year or years which, prior to the transition period, ended on June 30, and from and after the transition period, ended on December 31. To enhance the comparability of our financial results of 2024, we have also included in this annual report the unaudited financial results for the twelve months ended December 31, 2023, which are derived from the arithmetic combination of our audited financial results for the six months ended December 31, 2023 and the twelve months ended June 30, 2023, after arithmetic adjustments made to exclude the financial results of the first six months of the year ended June 30, 2023.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with consumers, suppliers, Retail Partners, local distributors, and our other business partners;
●	competition in our industry;
●	relevant government policies and regulations relating to our business and our industry; and
●	general economic and business conditions globally and in China.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor.

In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Doing Business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China. We are subject to complex and evolving laws and regulations in Chinese mainland. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance, including without limitation, challenges in discharging our extra responsibilities in relation to establishing data security management systems for our entire operational process, organizing education and training sessions on data security, employing corresponding technical and other necessary measures to safeguard data security, formulating internal management systems and operating procedures, adopting corresponding security technical measures, and preventing unauthorized access as well as breach, tampering, or loss of personal information. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other governmental authorities in Chinese mainland in December 2021 and the Regulations on Cyber Data Security Management or the Cyber Data Regulations published by the State Council on September 24, 2024, which became effective on January 1, 2025, also resulted in uncertainties and potential additional restrictions on China-based overseas-listed companies like us. For example, uncertainty exists as to how the Cybersecurity Review Measures and the Cyber Data Regulations may be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new regulations or detailed implementation rules and interpretation thereof. If the detailed rules, implementations, or the final promulgated version of the draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by us, we will face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations” for additional details.

Furthermore, anti-monopoly regulators in Chinese mainland have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. If any non-compliance is identified by relevant authorities, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Chinese mainland’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of Chinese mainland companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland.” In addition, implementation of industry-wide regulations may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.”

Risks and uncertainties arising from the legal system in Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in Chinese mainland could limit the legal protections available to you and us.”

In addition to our operations in Chinese mainland, we have operations in Hong Kong. The operational risks associated with being based in and having operations in Chinese mainland also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from Chinese mainland, the legal risks associated with being based in and having operations in Chinese mainland could apply to our operations in Hong Kong, if the laws applicable to Chinese mainland become applicable to entities and businesses in Hong Kong in the future.

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

Under the PRC Enterprise Income Tax Law, dividends paid by a foreign invested entity to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our subsidiaries in Chinese mainland to their respective shareholders established in Hong Kong, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has entered into a tax treaty or arrangement with Chinese mainland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income.

Permissions Required from the PRC Authorities

Permissions required from the PRC authorities for our operations

Our operations in Chinese mainland are governed by Chinese mainland laws and regulations. As advised by JunHe LLP, our PRC legal adviser, except that (i) we have not obtained the certificate for fire control inspection for five of our directly operated TOP TOY stores and four of our directly operated MINISO stores, and (ii) the lease agreements for some of our leased properties in Chinese mainland have not been registered with the relevant PRC government authorities in Chinese mainland as required by Chinese mainland laws, as of the date of this annual report, our Chinese mainland subsidiaries have obtained all requisite licenses and permits from the relevant Chinese mainland government authorities for the business operations in Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our leased property interest may be defective and such defects may negatively affect our right to such leases” for more details. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Trial Measures”), which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic enterprises that have completed overseas listings are not required to make any immediate filing with the CSRC. However, such companies will be required to comply with the filing requirements under the Overseas Listing Trial Measures if and when they pursue any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings and secondary listings, unless otherwise provided thereunder. The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in Chinese mainland with the underlying equity, assets, income, or other similar interests in enterprises in Chinese mainland. If we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. Any failure to obtain or delay in obtaining such approval or completing such review or filing procedures under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of Chinese mainland, including but not limited to follow-on offerings and secondary listings, could subject us to restrictions and penalties imposed by the CSRC, which could include fines and penalties on our operations in Chinese mainland, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. Since we completed our initial public offering in the United States and our dual primary listing in Hong Kong, both prior to the Overseas Listing Trial Measures coming into effect, as advised by our PRC legal advisor, JunHe LLP, we therefore are not required to submit filings to the CSRC under the Overseas Listing Trial Measures for our initial public offering and listing. However, we are required to complete the filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures for our subsequent issuance of equity securities.

The filing requirements for overseas financing activities discussed above are applicable to indirect offshore issuance of securities and listings in the name of offshore enterprises of which the principal business activities are conducted in Chinese mainland with the underlying equity, assets, income, or other similar interests in enterprises in Chinese mainland. Were we conduct such indirect issuance of securities and listings, we would be subject to such filing requirements. In connection with the offering of 2032 Securities, we have (i) completed the pre-issuance registration with the NDRC and obtained a certificate evidencing such registration, (ii) filed the requisite information on our equity linked securities with the NDRC within the time period as required by the NDRC after the issuance of our equity linked securities, and (iii) submitted the filing with the CSRC within the time period as required under the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies after the completion of the offering of our equity linked securities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under Chinese mainland law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our outstanding and future obligations in relation to our equity linked securities.”

If the CSRC, CAC or other relevant regulatory agencies subsequently determine that approval or filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval or complete the filing in a timely manner, or at all. The CSRC, CAC or other regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant regulatory agencies’ approval or filing to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in Chinese mainland, limit our ability to pay dividends outside of Chinese mainland, limit our operating privileges in Chinese mainland, delay or restrict the repatriation of the proceeds from offering of securities overseas into Chinese mainland or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.

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

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in Chinese mainland do not prohibit direct foreign investment in Chinese mainland companies. However, foreign investment laws in Chinese mainland are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. Our holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in Chinese mainland and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Chinese mainland regulation of loans to and direct investment in Chinese mainland entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our Chinese mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Chinese mainland regulations relating to offshore investment activities by Chinese mainland residents may limit our Chinese mainland subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our Chinese mainland resident beneficial owners to liability and penalties under laws of Chinese mainland” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our Chinese mainland subsidiaries to us through our Hong Kong subsidiary.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese mainland—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese mainland—Regulation related to dividend distribution.”

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of Chinese mainland to pay capital expenses, such as the repayment of loans denominated in foreign currencies, or where foreign currency is converted into RMB and remitted into Chinese mainland to purchase goods or services from our Chinese mainland subsidiaries, prior approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB out of the Chinese mainland. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future Chinese mainland subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the Chinese mainland. As a result of the restrictions discussed above, to the extent cash in the business is in a Chinese mainland entity, the funds may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of us or our Chinese mainland subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in Chinese mainland are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to Chinese mainland become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong. See “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese mainland—Regulation related to foreign exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese mainland—Regulation related to dividend distribution.” See also “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for more information.

Under PRC laws, MINISO Group Holding Limited may fund our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, the amount of capital contribution made by MINISO Group Holding Limited and/or intermediate holding companies to our PRC subsidiaries was RMB26.0 million, nil, RMB59.8 million and RMB5.0 million (US$0.7 million), respectively. No loans were extended by MINISO Group Holding Limited to our PRC subsidiaries during these periods. In addition, our PRC subsidiaries may receive cash payments from our certain offshore subsidiaries for product sales to such offshore subsidiaries. In the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, our PRC subsidiaries received RMB2,661.0 million, RMB1,671.5 million, RMB4,728.4 million and RMB3,086.4 million (US$441.4 million), respectively, from such payments. In the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, no assets other than cash were transferred through our organization.

On August 22, 2023, our board of directors declared another cash dividend in the amount of US$0.412 per ADS, or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to shareholders of record as of the close of business on September 7, 2023. The aggregate amount of cash dividend paid was US$128.8 million (RMB 923.7 million). On March 12, 2024, our board of directors declared a special cash dividend in the amount of US$0.2900 per ADS, or US$0.0725 per ordinary share, to shareholders of record as of the close of business on March 28, 2024. The aggregate amount of cash dividends paid was US$90.6 million (RMB643.2 million). On August 30, 2024, our board of directors declared an interim cash dividend in the amount of US$0.2744 per ADS, or US$0.0686 per ordinary share, to shareholders of record as of the close of business on September 13, 2024. The aggregate amount of cash dividends paid was US$85.2 million (RMB601.1 million). On March 21, 2025, our board of directors declared a final cash dividend in the amount of US$ 0.3268 per ADS, or US$0.0817 per ordinary share, to shareholders of record as of the close of business on April 8, 2025. The aggregate amount of cash dividends paid was US$101.3 million (RMB726.9 million). On August 21, 2025, our board declared an interim cash dividend in the amount of US$0.2896 per ADS, or US$0.0724 per ordinary share, to shareholders of record as of the close of business on September 5, 2025. The aggregate amount of cash dividend paid was US$88.9 million (RMB630.9 million). On March 31, 2026, our board of directors declared a final cash dividend in the amount of US$0.3764 per ADS, or US$0.0941 per ordinary share, to the shareholders of record as of the close of business on April 20, 2026. The aggregate amount of cash dividend to be paid is approximately US$115.8 million (RMB809.7 million). The payment date is expected to be on April 29, 2026 for holders of Shares and around May 4, 2026 for holders of ADSs. All of the above-mentioned dividend distributions were funded by surplus cash on our balance sheet. Other than these dividends, MINISO Group Holding Limited has not declared or paid any cash dividends. We intend to distribute dividends semi-annually in the future representing no less than 50% of our adjusted net profit, a non-IFRS measure. For details of this non-IFRS measure, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-IFRS Financial Measure.” However, whether or not we actually distribute dividends and, if yes, when we are going to distribute dividends are at the discretion of our board of directors. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for details. For Chinese mainland and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Other than the transfers of funds within our organization discussed above, there were no other transfer of assets, dividends or distributions made between our company and our subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal year ended June 30, 2023, the six months ended December 31, 2023, and the years ended December 31, 2024 and 2025. There are no additional tax consequences upon cash payments for capital contribution or product sales within our organization discussed above. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

A.Selected Financial Data

We changed our fiscal year end from June 30 to December 31 in January 2024. The following tables present the selected consolidated financial information of our company. The selected consolidated statement of profit or loss and other comprehensive income data for the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, the selected consolidated statement of financial position data as of June 30, 2023 and December 31, 2023, 2024 and 2025, and selected consolidated statement of cash flows data for the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The unaudited financial data for the six months ended December 31, 2022 and the year ended December 31, 2023 is presented solely for the purpose of providing meaningful comparisons with that for the six months ended June 30, 2023 and the year ended December 31, 2024, respectively. The selected consolidated statement of financial position data as of June 30, 2021 and 2022 and the selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2021 and 2022 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS Accounting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results are not necessarily indicative of results expected for future periods. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2021, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023, 2024 and 2025:

				For the six months ended		For the year ended
	For the fiscal year ended June 30,			December 31,		December 31,
	2021	2022	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)		(Unaudited)
	(in thousands, except for share and per share data)
Selected consolidated statement of profit or loss and other comprehensive income data:
Continuing operations:
Revenue	9,071,659	10,085,649	11,473,208	5,266,878	7,632,467	13,838,797	16,994,025	21,443,827	3,066,426
Cost of sales	(6,640,973)	(7,015,888)	(7,030,156)	(3,281,218)	(4,391,428)	(8,140,366)	(9,356,965)	(11,795,708)	(1,686,764)
Gross profit	2,430,686	3,069,761	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	9,648,119	1,379,662
Other income	52,140	25,931	17,935	14,311	18,993	22,617	21,595	19,377	2,771
Selling and distribution expenses(1)	(1,206,782)	(1,442,339)	(1,716,093)	(798,127)	(1,363,114)	(2,281,080)	(3,519,534)	(5,265,758)	(752,993)
General and administrative expenses(1)	(810,829)	(816,225)	(633,613)	(313,908)	(357,689)	(677,394)	(931,651)	(1,225,373)	(175,226)
Other net (loss)/income	(40,407)	87,308	114,106	72,850	21,105	62,361	114,696	195,610	27,972
(Credit loss)/ reversal of credit loss on trade and other receivables	(20,832)	(28,924)	1,072	(3,716)	(2,080)	2,708	2,469	(33,241)	(4,753)
Impairment loss on non-current assets	(2,941)	(13,485)	(3,448)	—	(4,547)	(7,995)	(8,846)	(35,611)	(5,092)
Operating profit	401,035	882,027	2,223,011	957,070	1,553,707	2,819,648	3,315,789	3,303,123	472,341
Finance income	40,433	66,344	145,225	64,684	123,969	204,510	118,672	104,421	14,932
Finance costs(2)	(28,362)	(33,396)	(34,622)	(16,345)	(25,202)	(43,479)	(92,915)	(430,930)	(61,622)
Net finance income/(costs)	12,071	32,948	110,603	48,339	98,767	161,031	25,757	(326,509)	(46,690)
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(1,625,287)	—	—	—	—	—	—	—	—
Share of (loss)/profit of equity-accounted investees, net of tax(3)	(4,011)	(8,162)	—	—	268	268	5,986	(834,453)	(119,325)
Other expenses(4)	—	—	—	—	—	—	—	(70,332)	(10,057)
Changes in fair value of redemption liabilities(5)	—	—	—	—	—	—	—	(158,491)	(22,664)
(Loss)/profit before taxation	(1,216,192)	906,813	2,333,614	1,005,409	1,652,742	2,980,947	3,347,532	1,913,338	273,605
Income tax expense	(213,255)	(267,070)	(551,785)	(241,498)	(396,665)	(706,952)	(712,104)	(703,524)	(100,603)
(Loss)/profit for the year/period	(1,429,447)	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	1,209,814	173,002
Attributable to:
Equity shareholders of the Company	(1,415,010)	638,170	1,768,926	764,090	1,248,405	2,253,241	2,617,560	1,205,045	173,320
Non-controlling interests	(14,437)	1,573	12,903	(179)	7,672	20,754	17,868	4,769	682
(Loss)/profit for the year/period	(1,429,447)	639,743	1,781,829	763,911	1,256,077	2,273,995	2,635,428	1,209,814	173,002
(Loss)/earnings per share(6)
—Basic	(1.18)	0.53	1.42	0.61	1.00	1.81	2.11	0.98	0.14
—Diluted	(1.18)	0.52	1.41	0.61	1.00	1.80	2.10	0.98	0.14
Other comprehensive (loss)/income for the year	(16,548)	40,494	41,198	(13,634)	(32,504)	22,328	19,128	1,868	267
Total comprehen-sive (loss)/income for the year	(1,445,995)	680,237	1,823,027	750,277	1,223,573	2,296,323	2,654,556	1,211,682	173,269
Equity shareholders of the Company	(1,429,621)	677,667	1,803,797	746,698	1,217,804	2,274,903	2,635,833	1,210,528	173,104
Non-controlling interests	(16,374)	2,570	19,230	3,579	5,769	21,420	18,723	1,154	165

Notes:

(1)	Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended			For the six months ended		For the year ended
	June 30,			December 31,		December 31,
	2021	2022	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)		(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	131,215	52,000	44,824	16,622	41,506	69,709	13,454	220,009	31,461
General and administrative expenses	150,104	30,835	18,058	9,958	4,926	13,025	71,730	147,860	21,144
Total	281,319	82,835	62,882	26,580	46,432	82,734	85,184	367,869	52,605
(2)	Finance costs were allocated as follows:

	For the fiscal year ended			For the six months ended		For the year ended
	June 30,			December 31,		December 31,
	2021	2022	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)		(Unaudited)
	(in thousands)
Finance costs:
Interest on loans and borrowings
-Interest on loans used for acquisition of Yonghui Superstores Co., Ltd.’s equity	—	—	—	—	—	—	—	(86,631)	(12,388)
-Others	(1,545)	(405)	(226)	(116)	(90)	(200)	(1,292)	(25,128)	(3,593)
Interest on lease liabilities	(26,817)	(32,991)	(34,396)	(16,229)	(25,112)	(43,279)	(91,623)	(126,829)	(18,136)
Interest on equity linked securities	—	—	—	—	—	—	—	(192,342)	(27,505)
Total	(28,362)	(33,396)	(34,622)	(16,345)	(25,202)	(43,479)	(92,915)	(430,930)	(61,622)

(3)Share of (loss)/profit of equity-accounted investees, net of tax were allocated as follows:

	For the fiscal year ended			For the six months ended		For the year ended
	June 30,			December 31,		December 31,
	2021	2022	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)		(Unaudited)
	(in thousands)
Share of (loss)/profit of equity-accounted investees, net of tax:
Share of loss in Yonghui Superstores Co., Ltd.	—	—	—	—	—	—	—	(812,684)	(116,212)
Share of (loss)/profit of other investees	(4,011)	(8,162)	—	—	268	268	5,986	(21,769)	(3,113)
Total	(4,011)	(8,162)	—	—	268	268	5,986	(834,453)	(119,325)
(4)	Other expenses were mainly attributable to loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives related to equity linked securities.
(5)	Changes in fair value of redemption liabilities were mainly attributable to loss arising from preferred shares by TOP TOY in connection with its strategic financing in 2025.
(6)

Our company was incorporated on January 7, 2020 during the reorganization to establish our current offshore structure and we issued 976,634,771 ordinary shares in January 2020. For purposes of calculating basic and diluted earnings per share for the fiscal year ended June 30, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,243,320,377 and 1,250,545,116, respectively. For purposes of calculating basic and diluted earnings per share for the six months ended December 31, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,244,926,865 and 1,251,635,862, respectively. For purposes of calculating basic and diluted earnings per share for the year ended December 31, 2023, the weighted average number of ordinary shares in issue used in the calculation was 1,244,720,534 and 1,252,361,115, respectively. For purposes of calculating basic and diluted earnings per share for the fiscal year ended December 31, 2024, the weighted average number of ordinary shares in issue used in the calculation was 1,239,394,263 and 1,246,817,617, respectively. For purposes of calculating basic and diluted earnings per share for the year ended December 31, 2025, the weighted average number of ordinary shares in issue used in the calculation was 1,226,461,726 and 1,233,537,571, respectively.

The following table presents our selected consolidated statement of financial position data as of June 30, 2021, 2022 and 2023 and December 31, 2023, 2024 and 2025:

	As of June 30,			As of December 31,
	2021	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated statement of financial position data:
Cash and cash equivalents	6,771,653	5,348,492	6,489,213	6,415,441	6,328,121	6,817,129	974,836
Inventories	1,496,061	1,188,095	1,450,519	1,922,241	2,750,389	3,691,238	527,840
Trade and other receivables	824,725	1,056,198	1,150,156	1,518,357	2,207,013	3,307,129	472,913
Total current assets	9,199,087	8,072,562	9,904,005	10,327,634	11,655,501	14,086,292	2,014,313
Total assets	10,705,030	11,281,788	13,447,713	14,485,309	18,120,128	28,633,522	4,094,540
Trade and other payables	2,809,182	3,072,991	3,019,302	3,389,826	3,943,988	4,516,491	645,851
Total current liabilities	3,482,855	3,788,671	3,885,595	4,406,979	5,727,189	8,472,930	1,211,613
Total liabilities	4,052,876	4,254,388	4,529,445	5,294,092	7,764,606	17,914,251	2,561,705
Total equity	6,652,154	7,027,400	8,918,268	9,191,217	10,355,522	10,719,271	1,532,835
Total equity and liabilities	10,705,030	11,281,788	13,447,713	14,485,309	18,120,128	28,633,522	4,094,540

The following table presents our selected consolidated statement of cash flows data for the fiscal years ended June 30, 2021, 2022 and 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023, 2024 and 2025:

				For the six months ended		For the year ended
	For the fiscal year ended June 30,			December 31,		December 31,
	2021	2022	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)		(Unaudited)
	(in thousands)
Selected consolidated statement of cash flow data:
Net cash generated from operating activities	916,320	1,406,262	1,666,030	433,256	1,097,541	2,330,315	2,168,334	2,577,891	368,634
Net cash (used in)/generated from investing activities	(518,797)	(2,125,918)	(293,406)	(485,719)	177,073	369,386	(533,254)	(7,019,506)	(1,003,776)
Net cash generated from/(used in) financing activities	3,536,184	(733,559)	(325,956)	(149,789)	(1,320,899)	(1,497,066)	(1,720,623)	4,969,234	710,591
Net increase/(decrease) in cash and cash equivalents	3,933,707	(1,453,215)	1,046,668	(202,252)	(46,285)	1,202,635	(85,543)	527,619	75,449
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	2,853,980	6,771,653	5,348,492	5,348,492	6,489,213	5,186,601	6,415,441	6,328,121	904,909
Effect of movements in exchange rates on cash held	(16,034)	30,054	94,053	40,361	(27,487)	26,205	(1,777)	(38,611)	(5,521)
Cash and cash equivalents at end of year as presented in the consolidated statement of cash flows	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	6,817,129	974,836
Cash and cash equivalents at end of year as presented in the consolidated statement of financial position	6,771,653	5,348,492	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	6,817,129	974,836

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

Risks related to our business and industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected;
●	The growth and profitability of our business depend on the level of consumer demand and discretionary spending. A severe or prolonged economic downturn in China or around the world could materially and adversely affect consumer discretionary spending and therefore adversely affect our business, financial condition and results of operations;
●	Our success is dependent on the continued popularity of our products, our continued innovation and successful launches of new products, and our anticipation of and timely responses to changes in consumer preferences;
●	If we are unable to offer our products at prices that are highly appealing to consumers or maintain competitive prices, our business and results of operations would be materially and adversely affected;
●	If we fail to offer high-quality products to consumers, our business, reputation, results of operations and financial condition will be materially and adversely affected;
●	Expanding product offerings may expose us to new challenges and more risks;
●	If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected;
●	If we are unable to expand our store network successfully, our business, results of operations would be adversely affected;
●	If we, our Retail Partners or local distributors fail to successfully operate stores of MINISO Group, our business and results of operations would be adversely affected;
●	Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks;
●	If our Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed;
●	If we fail to maintain the relationship with our Retail Partners or our local distributors or fail to attract new Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected; and
●	Illegal actions or misconduct of our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Risks related to doing business in China

A substantial portion of our business operations are conducted in China and we face various risks and uncertainties related to doing business in China, in particular, risks arising from the legal system in Chinese mainland, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in Chinese mainland can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 57;
●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 57;
●	The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of our ordinary shares or the ADSs to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs” on page 58;
●	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations” on page 59;
●	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of laws and regulations in Chinese mainland could limit the legal protections available to you and us” on page 59;
●	Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 60; and

●	MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 61.

Risks related to the ADSs and our ordinary shares

Risks and uncertainties related to the ADSs and our ordinary shares include, but are not limited to, the following:

●	The trading price of the ADSs and our ordinary shares has been volatile, which could result in substantial losses to investors;
●	The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and the ADSs may view as beneficial; and
●	Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

Risks Related to Our Business and Industry

Our success depends upon the continued strength of our brands. If we are unable to maintain and enhance our brands, our business and operating results may be adversely affected.

We sell our products under our own brands, mainly “MINISO,” our flagship brand, and “TOP TOY.” For the fiscal year ended December 31, 2025, revenue generated under our MINISO brand accounted for approximately 91.1% of our total revenue. TOP TOY, which we launched in December 2020, is China’s leading pop toy collection brand. See “Item 4. Information on the Company—B. Business Overview—Our Products—Brand strategies.” We believe that our brands have significantly contributed to the success of our business and that maintaining and enhancing our brands is critical to retaining and expanding our consumer base. Our marketing, design, research and products are aimed at promoting awareness of our “MINISO” brand and “TOP TOY” brand.

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

Reduced consumer confidence and spending cut backs may result in reduced demand for our products, in particular discretionary items. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in consumer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations. For example, during the COVID-19 pandemic, consumers made significantly less frequent trips to brick-and-mortar retailers, including our MINISO stores. The COVID-19 pandemic also resulted in a severe and negative impact on the Chinese and the global economy. Negative economic conditions may limit the consumer confidence and the amount of disposable income available to consumers, which may impact our consumer demand. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has been slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. The Israeli-Palestinian military conflicts may further exacerbate the existing global economic challenges, in aspects including the supply chain, logistics and inflation. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including but not limited to the surrounding Asian countries, which may potentially have economic impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The success of our operations depends on our ability to continually offer quality products that are attractive to consumers. Consumer preferences differ across and within each of the countries and regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances and the marketing efforts of our competitors. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our philosophy is to regularly launch a significant number of new MINISO SKUs on a frequent and ongoing basis, which are carefully selected from a large library of product ideas. In the fiscal year ended December 31, 2025, we launched an average of around 1,600 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of SKUs, the vast majority of which are under the “MINISO” brand. There can be no assurance that our existing products will continue to be favored by consumers or that we will be able to anticipate or respond to changes in consumer preferences in a timely manner. In particular, as we expand into new countries and regions, we may not be able to launch products that appeal to local consumers due to our lack of understanding on local cultures and lifestyles. Our failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and our profitability.

We devote significant resources to product design and development. As of December 31, 2025, we had a network consisting of an in-house team of over 300 designers and multiple external design teams, including internationally renowned independent designer teams, professional design studios and design academies from overseas countries and regions such as South Korea, Spain, the United Kingdom and the United States. We have also developed an approach to collaborate with highly popular IP licensors to create co-branded products. These efforts allow us to launch products that appeal to consumers and constantly change SKUs to respond to evolving consumer preference. However, we may not be successful in developing innovative new products, and our new products may not be commercially successful. We also cannot assure you that our co-branding initiatives will continue to be successful in the future. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and design new or improved products in response to changing market preference, our financial results and our competitive position may suffer. Moreover, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference, and there can be no assurance that we will be successful in introducing new products with designs that are appealing to consumers. We may expend substantial resources developing new products that may not achieve expected sales levels.

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

We strive to offer consumers a wide variety of merchandises that are responsive to consumers’ evolving needs and provide them with a treasure hunt shopping experience by frequently changing SKUs/product assortments in each store. Offering new SKUs, expansion into diverse new product categories and increased number of products and SKUs as well as launching new brands involve new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate consumer demand and preferences. We may misjudge consumer demand, resulting in inventory buildup and possible inventory write-down. For example, we recorded an inventory write-down of RMB40.8 million for the fiscal year ended December 31, 2025. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more consumer complaints about them and face costly product liability claims related to our new products, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new product categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to attract purchases from new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract purchases from new consumers and existing consumers. In order to retain existing consumers and attract new consumers, we strive to give consumers a relaxing and engaging shopping environment by carefully designing store layout, decoration and lighting to create a welcoming ambience for consumers. We also launched our membership program in China and further expanded this membership program to overseas markets. In addition, managers of our stores keep consumers constantly engaged by sharing our content through Weixin chat groups and Weixin public account as well as other Weixin sharing channels. However, our consumer engagement efforts may not be as effective as we anticipate. In addition, competition for consumers has intensified as competitors have moved into, or increased their presence in, our geographic markets. They may make more investments in product design and development and maintain more competitive prices. Also, the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons will also increase the competition. We expect this competition to continue to increase. Our competitors may offer promotions or loyalty program incentives that could attract consumers who purchases our products or divide their loyalty among several retailers. If we are unable to retain the loyalty of existing consumers and attract new consumers, our revenues could decrease and we may not be able to expand our business base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to expand our store network successfully, our business, results of operations would be adversely affected.

We plan to expand our store network both domestically and internationally. Although the number of newly opened directly-operated stores has increased, we may be unable to expand our store network as planned because new store openings depend not only on directly-operated stores opened by us, but also on third-party stores opened by our Retail Partners and local distributors. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties. For example, we may not be able to identify Retail Partners and local distributors with sufficient resources and strong local ties to collaborate with us. If our Retail Partners and local distributors fail to operate our stores successfully for whatever reasons, they may not be willing or able to renew their agreements with us. As a result, the number of stores in our store network will decrease, which would negatively affect our store expansion plan.

Expanding our store network through opening our stores by ourselves also involves certain risks and uncertainties, such as our ability to obtain adequate funding for development and expansion costs, identify strategic markets globally, identify locations with large consumer traffic and commercial potential and secure leases on commercially reasonable terms, supply products in a timely manner to our stores in different geographical locations, obtain the required licenses, permits and approvals, and recruit and retain talents with sufficient experience in the retail industry. Any risks and uncertainties listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels.

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

If we, our Retail Partners or local distributors fail to successfully operate stores of MINISO Group, our business and results of operations would be adversely affected.

As of December 31, 2025, approximately 91% of stores of MINISO Group in our global network were established and operated by our Retail Partners and local distributors. Therefore, successful operations of our stores by our Retail Partners and local distributors directly affect our results of operations. However, we cannot control many factors that impact the profitability of their stores. Despite the fact that we have direct access to key operational data from Retail Partner stores, which enable us to help our Retail Partners systematically customize merchandising down to the store level and coordinate inventory management on real-time basis, we are unable to directly engage in the operation of their stores, nor do we have access to or a complete control over every aspect of their store operations. The quality of store operations may be compromised if we fail to effectively monitor the store operation by our Retail Partners or local distributors. Even if we can effectively monitor the store operation by our Retail Partners or local distributors, there are still a number of factors beyond our control which may result in failure by our Retail Partners and local distributors to successfully operate their stores in a manner consistent with our standards and requirements. For example, our Retail Partners and local distributors may not be able to find suitable locations for opening stores under the MINISO brand or the TOP TOY brand, hire and effectively train qualified managers and other store operating personnel, encounter financial difficulties or fail to achieve expected level of sales, which may cause delays in making payments to us under our agreements with them. While we have the right to terminate our agreements with Retail Partners or local distributors if they breach any material provisions of these agreements, we may not be able to identify problems and take action in a timely manner. As a result, our image and reputation may suffer, and our results of operations could be adversely affected.

The successful operation of stores of MINISO Group also hinges on the ability to provide superior shopping experience. If we, our Retail Partners or local distributors are unable to provide a superior shopping experience, consumers may lose confidence in us. In order to provide such superior shopping experience, we and our Retail Partners/local distributors strive to provide consumers with a wide variety of carefully designed high quality products, frequently changing product assortment to enable a treasure hunt shopping experience, offer our products at competitive prices, and timely response to consumer demands. However, there can be no assurance that these strategies can be executed effectively. Any negative publicity or poor feedback regarding consumer service may harm our brand and reputation and in turn cause us to lose consumers and market share.

There are also a number of factors that may affect the successful operation of our stores. These factors include, without limitation, our ability to maintain and enhance the quality of our products; our ability to successfully implement our pricing strategies; our ability to offer new products to timely respond to changes in market opportunities and consumer preferences; our ability to continually increase the number of items sold to consumers; our ability to retain existing consumers and attract new consumers; our ability to attract new and maintain relationships with our existing third-party suppliers and other service providers; our ability to manage costs of our operations; our ability to handle negative publicity, allegations, and legal proceedings; our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over stores; and our ability to monitor the overall operation of stores. Many factors beyond our control, including macroeconomic and regulatory environment, could also adversely affect the successful operation of stores.

In the past, we, our Retail Partners and local distributors shut down a small number of underperforming stores and may continue to do so in the future. We may also terminate our cooperation with Retail Partners or local distributors if their business, financial conditions and operation results are far below our expectation. In addition, if our Retail Partners and/or local distributors run into financial difficulties or even become bankrupt as a result of unsuccessful operation, worsening of local economic conditions or whatever reason, our business and results of operations would be adversely affected.

Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks.

Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of Chinese mainland was RMB3,822.4 million, RMB2,789.3 million, RMB6,681.9 million and RMB8,866.4 million (US$1,267.9 million) in the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, accounting for 33.3%, 36.5%, 39.3% and 41.3% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:

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

If our Retail Partners or local distributors do not satisfactorily fulfill their responsibilities and commitments, our brand image, results of operations could be materially harmed.

Our products are sold to consumers through either our directly operated stores or through stores operated by our Retail Partners or local distributors. As of December 31, 2025, approximately 91% of stores of MINISO Group in our global network were established and operated by our Retail Partners and local distributors. We typically enter into franchise agreements with our Retail Partners or master license agreements and product sales agreements with our local distributors. These agreements set out each party’s responsibilities under different cooperation model. See “Item 4. Information on the Company—B. Business Overview—Our Store Network” for more information on different types of store operation models.

We believe consumers expect the same quality of our products regardless of whether they visit a store operated directly by us or by a Retail Partner or a local distributor, so we provide operational guidelines on key aspects of store operations ranging from frontline store-level staff training, store layout, merchandise mix, interior design, inventory management, to pricing recommendation so as to maintain our uniform brand image across our stores. However, we cannot assure you that we will be successful in monitoring store operations by our Retail Partners or local distributors and detecting any and all inconsistencies with our brand image or values or non-compliance with the provisions of our cooperation agreements by them. For example, our local distributors may deviate from our pricing strategy and sell our products at higher prices without our consent, which will jeopardize our brand positioning and image. Our Retail Partners or local distributors may also breach other provisions of the agreements with us or otherwise engage in illegal actions or misconducts. In addition, we typically do not allow local distributors to have sub-contractors or sub-distributors or otherwise assigning the rights under the licensing agreement to a third party without our prior written consent. Once we consent, our local distributors are generally entitled to choose their sub-contractors or sub-distributors and negotiate the transaction terms directly with them. We typically do not have any contractual relationship with any sub-contractors or sub-distributors and do not control or deal with them directly. As a result, we have very limited control over sub-contractors or sub-distributors and cannot guarantee that they are able to provide satisfactory services to consumers. See also “—Illegal actions or misconduct of our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.” Any non-compliance by our Retail Partners, local distributors or any sub-contractors and sub-distributors with our operational guidelines could, among other things, diminish the overall shopping experience delivered to consumers, negatively affect our brand reputation or demands for our products.

If we fail to maintain the relationship with our Retail Partners or our local distributors or fail to attract new Retail Partners or local distributors to join our store network, our business, results of operations and financial condition could be materially and adversely affected.

As of December 31, 2025, approximately 91% of stores of MINISO Group globally are operated by our Retail Partners and local distributors. As a result, maintaining the relationship with our Retail Partners and local distributors and attracting new Retail Partners and local distributors to join our store network are critical to our business and results of operations. However, we may not be able to maintain our relationship with Retail Partners and local distributors due to a number of factors, some of which are beyond our control. For example, if our existing products or new products fail to attract consumers, our Retail Partners and local distributors may experience sales declines. As a result, they may not be able to generate investment returns as they expected, and thus choose not to renew their agreements with us. Sales declines or unsuccessful operation of our stores could also arise from failures by our Retail Partners and local distributors to lease premises in optimal locations with large consumer traffic and commercial potentials, hire and train qualified store managers or other sales personnel, insufficient experience in operating retail stores, and lack of overall store management experience, among others. Although we are able to provide management and consultation services to support their store operation, we cannot assure you that with these supports our Retail Partners and local distributors will be able to successfully operate stores of MINISO Group. As a result, our Retail Partners and local distributors may terminate their agreements with us or choose not to renew such agreements with us. For the fiscal year ended December 31, 2025, the number of Retail Partners and distributors of MINISO brand was 283 and 1,266, respectively, compared to the number of Retail Partners and distributors of 253 and 1,185 as of December 31, 2024, respectively.

In addition, we may also be unable to continually offer attractive terms or economic benefits to our Retail Partners or local distributors. As a result, our Retail Partners or local distributors may not be effectively motivated to sell more products or continue the cooperative relationships with us. If our Retail Partners or local distributors decide to shut down stores they opened, we will refund the corresponding deposit to them. If our Retail Partners or local distributors decide to shut down a large number of stores within a very short period of time, we may need a large amount of cash to refund the deposits. As a result, we may experience liquidity risks. In addition, we may not be able to attract a sufficient number of new Retail Partners and local distributors to join our network and open stores, which will negatively affect our future business growth. The occurrence of any of the above could have a material and adverse effect on our expansion plans, business prospects, results of operations and financial condition.

Illegal actions or misconduct of our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities and any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could result in regulatory penalties and negative publicities, interrupt our operations, result in claims against us, and subject us to damages and harm our reputation and brand image. Any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers could also cause consumer complaints and negative publicities.

In addition, if our Retail Partners, local distributors, sub-contractors or sub-distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Historically, a local distributor in an overseas market engaged in activities that caused harm to our reputation, our business and results of operations in Canada. After we became aware of the activities, we took several actions against the distributor including requiring the distributor to initiate a legal proceeding under the Companies’ Creditors Arrangement Act. Pursuant to the legal proceeding, we acquired certain assets of the distributor consisting of store operations as a consideration to reduce a portion of overdue payment owed to us by the distributor. We have been operating in the Canadian market since then through our own subsidiaries in Canada and either directly operate stores by ourselves or through cooperation with local distributors. We also entered into new agreements with local distributors. In November 2024, we initiated legal proceedings against a former distributor in Thailand for violations of intellectual property rights and non-compete obligations. The former distributor subsequently filed counterclaims against us. The amount in dispute is immaterial to our business operations and financial position. In an effort to prevent the recurrence of similar incidents, we reviewed and updated the contract terms with local distributors and the mechanism for cooperation with local distributors. We also optimized our internal control procedures with respect to contract management and financial management of overseas companies, in particular Canada subsidiaries, regarding distributor management. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our Retail Partners and local distributors and our efforts to prevent similar incidents from happening, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our Retail Partners, local distributors, sub-contractors or sub-distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our Retail Partners, local distributors, sub-contractors or sub-distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.

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

In the event that we become subject to claims caused by actions taken by our Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties, we may seek compensation from or take other actions against the relevant Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Historically, our revenue growth was largely driven by the expansion of our store network. Our revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand by the average number of MINISO stores of the relevant period, has fluctuated significantly historically.

A variety of factors may cause fluctuation in our revenue per MINISO store, many of which are beyond our control, including the following:

●	the size, store format and the geographic location of our stores;
●	decrease in store openings and closure of stores;
●	the pace of store openings and total operational days of stores;
●	change in our store mix, including China market versus international markets, breakdown in different tier cities in China, and breakdown in different locations within the same tier cities;
●	Our stores’ ability to maintain and increase sales to existing consumers, attract new consumers and satisfy consumer demands;
●	the frequency of consumer visits to our stores and the quantity and mix of products consumers purchase;
●	the pricing of our products or change in our pricing strategies or those of our competitors;
●	timing and costs of marketing and promotional programs organized by us and/or our Retail Partners and local distributors;
●	our Retail Partners and local distributors’ ability to manage inventory and provide superior consumer experience;
●	the competition that we and/or our Retail Partners and local distributors face in the markets, for example, the entry of new competitors,
●	introduction of new products or services by competitors and their marketing efforts;
●	epidemics and pandemics;
●	economic and geopolitical conditions in China and overseas markets; and
●	seasonal variations in demand.

As a result, you may not be able to rely on our historical revenue per MINISO store as an indication of our future performance. If our revenue per MINISO store fluctuates significantly, whether as a result of the above factors or otherwise, our revenue growth, financial condition, results of operations and prospects may be adversely affected.

Our fiscal year-over-year same-store GMV has experienced, and may continue to experience, significant fluctuations from period to period.

Same-store GMV refers to GMV generated from the “same stores” that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

There may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales or GMV. As a result, data in this annual report regarding our same-store GMV or its year-over-year change may not be comparable to similar data made available by others.

Measuring the change in fiscal year-over-year same-store GMV allows us to evaluate how we are performing and it has fluctuated significantly historically. A variety of factors may cause fluctuation in the change in fiscal year-over-year same-store GMV, including the following:

•	consumer preferences, buying trends and overall economic trends;
•

our ability to identify and respond effectively to customer preferences and trends, as well as to provide an assortment of high-quality and appealing product offerings that generate new and repeat visits to our stores;

•	the frequency of consumer visits our stores and the quantity and mix of products consumers purchase;
•	the frequency of new products launched in our stores;
•	the customer experience we provide in our stores;
•	the size, store format and the geographic location of our stores;
•	the level of traffic near our locations in the power, community and lifestyle centers in which we operate;
•

the competition that we and/or our Retail Partners and local distributors face in the markets, for example, the entry of new competitors, introduction of new products or services by competitors and their marketing efforts;

•	the pricing of our products or change in our pricing strategies or those of our competitors;
•	the timing of promotional events and holidays;
•	the timing of introduction of new merchandise such as new co-brand IP products, as well as customer acceptance of them;
•	our opening of new stores in the vicinity of existing stores;
•	resource allocation by us or our distributors and Retail Partners between new store opening and in-store operation of “same stores”;
•	business operation capability of our distributors;
•	weather conditions;
•	different business development stages;
•	epidemics and pandemics; and
•	economic and geopolitical conditions in China and overseas markets.

Opening new stores is also an important part of our growth strategy. As we continue to pursue our growth strategy, we expect that a significant percentage of our sales will continue to come from new stores as well. Accordingly, change in fiscal year-over-year same-store GMV is just one of the measures we use to assess the success of our growth strategy.

We rely on third-party suppliers to provide products to us. If we fail to manage or expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer.

We source our products from third-party suppliers. For the fiscal year ended December 31, 2025, we had over 2,000 domestic and overseas suppliers. Our suppliers work closely with our designers and product managers in product design and manufacturing so that we can seamlessly provide consumers with ever-changing merchandises across the globe. We strive to establish mutually beneficial relationships with our suppliers. We typically enter into two-year framework agreements with our suppliers and place orders under these framework agreements, which are usually renewable upon mutual agreement between us and our suppliers. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of the current agreements. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantity, in a timely manner and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes. In addition, in the event that we are not able to purchase a sufficient quantity of merchandise at favorable prices, our revenues and cost of revenues may be materially and adversely affected.

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

We have historically initiated voluntary product recalls. For example, in late 2025, certain SKUs within our toy and lifestyle categories in the Australian market were discovered that failed to comply with localized mandatory safety and labeling standards for button batteries. We took immediate remedial actions as follows: (i) we suspended the sale of all unsold affected products and implemented a comprehensive relabeling program to ensure compliance before returning them to shelf, (ii) we also initiated a voluntary recall for products, and (iii) our headquarters established a dedicated role to be responsible for the continuous identification of regional regulatory updates and ensuring rigorous execution during the product development stage. As of the date of this annual report, the recall process is still ongoing. However, we do not expect it to have a material adverse impact on our overall business operations in Australia. To further mitigate risks, we are enhancing staff training and heightening product safety awareness across our regional teams to ensure strict adherence to local regulatory requirements.

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

Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in Chinese mainland, consumers can return products with defects they purchased within 7 days of purchase or exchange products with defects they purchased within 15 days of purchase with valid receipt. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in Chinese mainland, we generally provide a warranty term of twelve months for power banks of any price and electronic accessories priced over RMB69.9 we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. To drive sustainable growth and enhance our competitive positioning, our management may from time to time evaluate potential strategic initiatives, including new business line development, operational optimization, or corporate restructuring. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and optimize our product offerings, we will need to work with a large number of new suppliers, Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with multi-channel experience, and accelerate digital transformation of MINISO stores and TOP TOY stores. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, we may expand and upgrade our office space and facilities by acquiring land to build an office building, as well as developing markets with growth potential by opening up directly operated stores, which may lead to increased capital expenditure and negatively affect the funds available for executing our growth strategies or for our business operations.

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

Our inventories were RMB1,450.5 million as of June 30, 2023, RMB1,922.2 million as of December 31, 2023, RMB2,750.4 million as of December 31, 2024 and RMB3,691.2 million (US$527.8 million) as of December 31, 2025. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of inventories during the period and then multiplied by the number of days during the period. Our inventory turnover days were 68 days for the fiscal year ended June 30, 2023, 69 days for the six months ended December 31, 2023, 91 days for the fiscal year ended December 31, 2024 and 100 days for the fiscal year ended December 31, 2025. In addition, as we plan to continue optimizing our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. Moreover, we may adopt strategic plans to cope with macro headwinds such as tariffs, which may result in an increase of our inventory level due to stocking up in advance. For the fiscal year ended June 30, 2023, we recorded a reversal of inventory write-down of RMB19.9 million. For the six months ended December 31, 2023, we recorded a write-down of inventory of RMB1.9 million. For the fiscal year ended December 31, 2024, we recorded a write-down of inventory of RMB25.1 million. For the fiscal year ended December 31, 2025, we recorded a write-down of inventory of RMB40.8 million (US$5.8 million).

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

We have experienced rapid growth since our inception in 2013. However, there is no assurance that we will be able to maintain our historical growth rates in future periods and it is difficult to evaluate our future prospects based on our historical performance. Our revenue growth may slow or our revenues may decline for any number of possible reasons and some of them are beyond our control, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China and around the world, emergence of alternative business models, changes in government policies or general economic conditions, social unrest, and natural disasters or virus outbreaks. We will continue to expand our store network and product offerings and may explore new operating models to bring greater convenience and better experience to consumers and increase consumer base and number of transactions. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty and the total number of SKUs sold and number of transacting consumers may not grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new product categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ordinary shares or the ADSs could decline.

Our results of operations could be negatively affected by fair value changes and other risks of financial assets measured at fair value through profit or loss.

We have invested in certain financial products. Those financial products represented wealth management products, asset management schemes and trust management schemes. The fair value of these financial products are measured by our management regularly and we record profit or loss to reflect the fair value changes. We recorded investment income for the financial products we purchased of RMB42.9 million, RMB14.3 million, RMB41.8 million, RMB81.1 million and RMB103.7 million (US$14.8 million) in the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2023, 2024 and 2025, respectively. To reflect the net change in fair value of such financial products, we also recorded a net loss of RMB3.7 million in the fiscal year ended June 30, 2023, a net income of RMB14.3 million in the six months ended December 31, 2023, a net income of RMB6.7 million in the year ended December 31, 2023, a net income of RMB29.9 million in the fiscal year ended December 31, 2024, and a net income of RMB77.2 million (US$11.0 million) in the fiscal year ended December 31, 2025. We expect to continue to record such investment income and fair value changes, which would affect our results of operations in the future.

Our results of operations could be negatively affected by the non-recurring nature of government grants and preferential tax treatment.

We recorded other income of government grants of RMB8.8 million, RMB8.1 million, RMB7.1 million, RMB7.8 million and RMB12.9 million (US$1.8 million) for the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2023, 2024 and 2025, respectively. Government grants mainly represented unconditional cash awards granted by local authorities in China. Whether or not we will receive any government grants and, if yes, the amount of such grants are highly uncertain and beyond our control. There is no assurance that we will continue to receive any government grants in the future. Such uncertainties will affect our results of operations in the future. In addition, certain of our subsidiaries enjoy preferential tax treatments. However, we cannot assure you that these subsidiaries will continue to enjoy preferential tax treatments in the future. If these subsidiaries are unable to enjoy preferential tax treatments in the future, our results of operations will be negatively affected.

Our deferred tax assets may not be recovered.

Our deferred tax assets may not be recovered. As of December 31, 2025, our deferred tax assets amounted to RMB288.7 million (US$41.3 million), representing approximately 1.0% of our total assets. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions or, negative development of a regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.

We are subject to credit risks related to our trade receivables.

Credit risks related to our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 30 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The total balance of our trade receivables before loss allowance was approximately RMB394.7 million as of June 30, 2023, RMB523.0 million as of December 31, 2023, RMB757.3 million as of December 31, 2024 and RMB1,231.4 million (US$176.1 million) as of December 31, 2025. We also made loss allowance of RMB88.8 million as of June 30, 2023, RMB78.4 million as of December 31, 2023, RMB67.7 million as of December 31, 2024, and RMB77.7 million (US$11.1 million) as of December 31, 2025. If any of these distributors with significant outstanding trade receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such trade receivables, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

If we determine our goodwill or intangible assets to be impaired, our results of operations and financial condition would be adversely affected.

We have made acquisitions in the past and recorded goodwill for such transactions. For example, on March 11, 2021, we acquired 70% of the shares of MINISO SG Pte. Ltd. from two third parties at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000). We recorded goodwill of RMB22.0 million (US$3.1 million) in connection with the acquisition. On May 19, 2025, we further acquired the remaining 51% of the shares of MINISO Winky Italy S.r.l from a third party at a consideration of EUR 2,758,000 (equivalent to RMB22,685,000). We recorded goodwill of RMB23.4 million (US$3.4 million) in connection with the acquisition. On July 17, 2025, we acquired 100% of the shares of MINISO France from third parties at a cash consideration of EUR23,500,000 (equivalent to RMB197,456,000). We recorded goodwill of RMB177.8 million(US$25.4 million) in connection with the acquisition. The value of goodwill is based on forecasts, which are in turn based on a number of assumptions. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

We record intangible assets of RMB95.0 million (US$13.6 million) as of December 31, 2025. Our intangible assets represent software and intellectual property rights. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded impairment losses of intangible assets of nil as of December 31, 2025. However, we cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

If we are unable to honor our obligations in respect of our contract liabilities, our cash or liquidity position could be negatively affected.

Our current contract liabilities primarily consist of advance payments received from customers for purchase of goods from us and license fees we received, and the transaction price allocated to loyalty points. We normally request 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect to license fees and membership fees, unamortized portion of upfront license fees and membership fees received was recognized as contract liability. Our total contract liabilities amounted to RMB339.6 million as of June 30, 2023, RMB365.0 million as of December 31, 2023, RMB358.4 million as of December 31, 2024 and RMB411.2 million (US$58.8 million) as of December 31, 2025. Were we unable to deliver products to certain overseas distributors, we would have to return the corresponding advance payments we received to distributors. For the license fees and membership fees, we do not allow a refund of payments made. However, in practice, we refunded a very limited amount of license fees and membership fees to customers. To the extent we refund payments received, our cash position or liquidity position would be negatively affected.

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

We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in Chinese Mainland typically allow consumers to return the products with defects within 7 days of purchase and exchange products with defects within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of seven days to return or exchange products after a purchase in Chinese mainland, provided that the original product seal is intact. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.

Fluctuations in currency exchange rates may lead to volatility in our results of operations.

Our operations in countries and regions outside Chinese mainland are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, for the fiscal year ended June 30, 2023, we recorded net foreign exchange gain of RMB109.1 million. For the six months ended December 31, 2023, we recorded net foreign exchange loss of RMB15.0 million. For the years ended December 31, 2023 and 2024, we recorded net foreign exchange gain of RMB39.9 million and a net foreign exchange loss of RMB33.7 million (US$4.6 million). For the year ended December 31, 2025, we recorded net foreign exchange loss of RMB19.4 million (US$2.8 million).

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

The profitability of our operations depends, to some extent, on our ability to obtain resources economically such as energy, raw materials, finished and semi-finished products, and effectively control our cost and expenses such as remuneration, rental expense, delivery expense, among others. High inflation may pose a threat to our business operations and adversely affect our financial results and cash flows as we may have to pay a higher price for the energy, raw materials, semi-finished and finished products, among others. As of the date of this annual report, we have not been subject to any material adverse impacts due to inflationary pressures. However, we are unable to predict how inflation will develop in the countries and regions where we have business operations or our products are sold. Any deterioration of inflationary pressures in the future may have material negative impacts on our business operations, results of operations and financial condition. We may not be able to effectively pass such increases in price to our customers since we may not be able to know whether our consumers would accept price raising in our products and we may need time to conduct survey before the decision of product-pricing, which may undermine gross margins of our products. If global inflationary pressure persists or deteriorates, we may also not be able to effectively expand our stores network since our Retail Partners, distributors may be reluctant to pay at a higher price in remuneration, rental expense and delivery expense, among others, and therefore terminate the cooperation with us. Those countries and regions that suffer surging inflation rate may face certain risk of social unrest, such as strikes and riots, which may cause temporary or permanent store closure and stoppage of our business operations, further undermining our results of operation and stores expansion plans.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be severely disrupted if we lose their services.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Guofu Ye, our founder, chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them in a timely manner, or at all. In particular, certain members of our senior management, including our founder, chairman and chief executive officer, Mr. Guofu Ye, and our chief financial officer, Mr. Jingjing Zhang, also served as directors on the board of Yonghui Superstores Co., Ltd., a significant equity investee of ours. We cannot guarantee that the dual roles and responsibilities of these key executives will not divert their time and attention from our day-to-day operations and strategic initiatives. If our management fails to effectively balance their time and responsibilities across both entities, our business, financial condition, and results of operations could be adversely affected. In addition, there may have been negative publicities about our management, which could negatively affect our reputation, brand image and business operations. Furthermore, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. We incurred promotion and advertising expenses of RMB316.0 million, RMB246.9 million, RMB415.6 million, RMB572.4 million and RMB704.3 million (US$100.7 million) for the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2023, 2024 and 2025, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. We license the software programs supporting many of our systems from independent software developers. The inability of these vendors, developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a cyberattack. In addition, costs and delays associated with the implementation of new or upgraded systems and technology, including the migration of applications to the cloud, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information, disrupt operations and affect our ability to meet business and reporting requirements and adversely affect our profitability. As of the date of this annual report, we have not experienced any material information technology system interruptions or incidents that have had a material adverse effect on our business operations.

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

The protection of consumers, employees, suppliers, Retail Partners, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences. We cannot assure you that all stores operated under our brands would be able to fully comply with applicable laws regulating privacy, data security and personal information protection or other statutory requirements at all times. If any of these stores fails to do so, it could harm our reputation and expose us to regulatory actions or claims from third parties, all of which could materially and adversely affect our business, financial position and results of operations. In addition, such failure could incur extra costs for us and possibly disrupt our business.

In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach to address information security threats and vulnerabilities designed to protect confidential information against data security breaches, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business. As of the date of this annual report, we have not experienced any material data security breaches or regulatory non-compliance events that have had a significant adverse impact on our business operations.

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

The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. For example, pursuant to the newly enacted PRC Data Security Law, our Chinese Mainland subsidiaries are required to establish and complete data security management systems for the entire process, organize and carry out education and training on data security, employ corresponding technical measures and other necessary measures to safeguard data security when carryout data handling activities. These requirements may lead to a substantial change in our operations and an increase in associated costs. Failure to comply with these regulations, policies or requirements could result in a material change in our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. On September 24, 2024, the State Council published the Regulations on Network Data Security Management, or the Cyber Data Regulations, which became effective on January 1, 2025. The Cyber Data Regulations restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. If the network data processing activities have or may have impact on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Since the measures are relatively new, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we have been involved in labor-related disputes in the United States, including claims asserted by current and former employees alleging violations of labor and employment laws. We are currently defending several labor and employment-related proceedings, primarily in California, involving wage-and-hour claims and employment-related torts. As of the date of this annual report, we do not expect these proceedings to have a material adverse effect on our business, financial condition or results of operations. In response to these legal proceedings, we have taken a series of measures to prevent similar incidents from happening again. However, despite our efforts, we may continue to be involved in additional lawsuits in the United States or other jurisdictions in the future. For example, we are currently also involved in securities class actions in the United States. See “—Our company and certain of our officers and directors have been named as defendants in a shareholder class action lawsuit” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Besides, we are also involved in lawsuits in relation to illicit competition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Contingent Liabilities and Treasury Policy—Contingent liabilities” for further details.

The outcome of litigation may be difficult to assess or quantify. Plaintiffs in some types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

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

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We are currently also involved in a securities class action in the United States. In August 2022, a putative federal securities class action was filed against us and certain of our officers and directors, alleging that we made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. We and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision. Our directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any. We anticipate that we or certain of our directors or officers may be a target for similar lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

We face risks relating to our acquisitions, investments and alliances.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets to expand our business and strengthen our market-leading position. For example, in early 2025, we completed the acquisition of an aggregate of 29.4% of the issued and outstanding shares of Yonghui Superstores Co., Ltd., a retail chain operator in China, for a total cash consideration of approximately RMB6.3 billion. While we believe this acquisition will provide benefits to our company, we cannot guarantee that we will realize these expected benefits or may not improve on our financial performance. For example, after the acquisition of Yonghui Superstores Co., Ltd., our share of loss of equity-accounted investees, net of tax was RMB834.5 million (US$119.3 million) for the fiscal year ended December 31, 2025, compared to share of profit of RMB6.0 million for the fiscal year ended December 31, 2024, mainly attributable to share of loss of Yonghui Superstores Co., Ltd. of RMB812.7 million (US$116.2 million) for the fiscal year ended December 31, 2025. Factors such as integration challenges, market conditions, competition landscape, or unforeseen obstacles may prevent us from achieving the anticipated synergies, growth opportunities, or other expected advantages of the acquisition.

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

In addition, as advised by JunHe LLP, our PRC legal advisor, according to the Fire Prevention Law, a store operator shall apply with the local fire and rescue department for a fire control inspection before it opens for business. However, we failed to obtain the certificate for fire control inspection five of our directly operated TOP TOY stores and four of our directly operated MINISO stores in Chinese Mainland. We are currently taking rectification measures, which may potentially include modifying the store entrance and fire exit design of the stores and communicating with the landlord of the MINISO store to amend the registered use of the premises. However, we cannot assure you that the measures we take will successfully rectify the non-compliance in a timely manner. It is also possible that we may have to relocate to other premises so as to continue to operate these stores. Given the difficulty of modifying the design of and reconstructing the store entrance or fire exit and amending the registered use of the relevant premises, we do not expect to obtain the certificate for fire inspection for these stores in the near future.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has audited the consolidated financial statements included in this annual report, and, as part of the audit, has reported on the effectiveness of our internal control over financial reporting as of December 31, 2025, concluding that, in their opinion, we maintained, in all material aspects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In the future, however, if we fail to maintain an effective system of internal control over financial reporting, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Our ability to fulfill payment obligations is dependent upon our ability to manage our business operations, generate sufficient cash flows, raise additional capital and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our 2032 Securities. If we fail to pay interest on the 2032 Securities, we will be in default under the terms and conditions governing the 2032 Securities, which in turn may constitute a default under existing and future agreements governing such securities. As of the date of this annual report, we have not experienced any default in interest payments on the 2032 Securities.

We are a holding company, and we rely principally on dividends and other distributions from our PRC subsidiaries for our cash needs, including the funds necessary to help us meet our payment obligations under the 2032 Securities and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. Furthermore, under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese Mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

As of March 31, 2026, we had outstanding options to purchase a total of 2,936,968 ordinary shares and 21,964,040 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan. For the fiscal year ended December 31, 2025, we recorded equity-settled share-based payment expenses of RMB367.9 million (US$52.6 million).

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. During the year ended December 31, 2025, we implemented various measures to manage the impact of tariffs, including adjusting our mix of locally sourced products, pricing, and the timing of product shipments. Although the tariff headwind did not have a material adverse effect on our business in 2025, we cannot assure you that these measures will continue to be effective in light of the changing trade policies and geopolitical development.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that MINISO Group Holding Limited would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We sell our products to many countries and regions. Certain countries, regions, or individual counterparties with which we trade or operate in, or may trade or operate in the future, may be or become the subject of economic sanctions of one or more countries that may have jurisdiction over all or portions of our operations. Although we have adopted a policy of complying with all sanctions laws applicable to us, we have operations in a large number of countries, and there is no assurance we will be successful in complying with these types of laws, including sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Asset Controls, or OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union and its Member States, and others.

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

Adverse developments that affect financial institutions, transactional counterparties or other third parties, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. As of December 31, 2025, we operated our business in over 90 countries and regions. Although we currently neither hold bank accounts in nor have banking relationship with SVB, Signature Bank and Silvergate Capital Corp, there are factors that could adversely affect us, including, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. In the event that these factors negatively affected financial institutions or financial services industry companies with which we have financial or business relationships, our liquidity, business operations and financial condition could be adversely affected.

Moreover, our Retail Partners, distributors or suppliers could also be adversely affected by any of the liquidity or other risks that are described above, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. If any Retail Partner, distributor or supplier goes bankrupt or becomes insolvency, or fails to make payments when due, or defaults or breaches any material contractual obligations, our business operations and results of operations could also be adversely affected.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese Mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong and our auditor was subject to that determination. In November 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended June 30, 2022. On December 15, 2022, the PCAOB removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in Chinese Mainland or Hong Kong or the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The PCAOB has indicated that it could inspect all China- and Hong Kong-based auditors in since 2022. However, such position can be changed in the future and does not grant an automatic grace period. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and the ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s oversight and regulation over our business operations could result in a material change in our operations and the value of our ordinary shares or the ADSs.

We conduct our business primarily in Chinese Mainland. Our operations in Chinese Mainland are governed by Chinese Mainland laws and regulations. The PRC government has regulatory oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Currently, the PRC government does not directly intervene in our operations through political orders or otherwise, nor have our business operations and/or the value of the ADSs been materially adversely affected. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers. If this were to occur, we could be subject to material adverse changes in our operation and/or the value of the ADSs. For example, the PRC government has published new policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of the ordinary shares or the ADSs. For example, data security laws in Chinese Mainland have imposed certain new requirements for business operations in Chinese Mainland. Failure to comply with these new legal requirements could have a material impact on our operations or significantly limit or completely hinder our ability to offer or continue to offer the ADSs to investors and cause the value of the ADSs to significantly decline or become worthless. See “—Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.” Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In addition, the Chinese government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, as well as five guidelines for the filing-based administration of overseas securities offerings and listings by Chinese Mainland domestic companies, which came into effect on March 31, 2023. These rules apply to (i) Chinese Mainland companies that seek to directly offer or list securities on overseas markets; and (ii) Chinese Mainland companies that seek to indirectly offer or list securities on overseas markets. Chinese Mainland companies that seek to offer or list securities on overseas markets, both directly and indirectly, shall fulfil the filing procedure and report relevant information to the CSRC according to such rules. Since the Trial Measures have only been recently published, there may be uncertainties as to their implementation, interpretation and impact on our future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in completing the CSRC filing for any of our offshore offerings in the future may subject us to rectification order, warning, or fines imposed by the CSRC or other Chinese Mainland regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “—We are required to complete filing procedures with the CSRC in connection with this offering. In addition, the approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under Chinese Mainland laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

Uncertainties in the interpretation and enforcement of laws and regulations in Chinese Mainland could limit the legal protections available to you and us.

The Chinese Mainland legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our Chinese Mainland subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies incorporated in Chinese Mainland. For instance, on March 15, 2019, the Standing Committee of National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since some of these laws and regulations are relatively new and the Chinese Mainland legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since Chinese Mainland administrative and court authorities have the authority and discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy. In addition, like many other jurisdictions, administrative and court proceedings in China could also be protracted, resulting in substantial costs and diversion of resources and management attention. All of these uncertainties could materially and adversely affect our business operations.

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

PRC government has oversight over the conduct of our business and it has exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese Mainland—M&A rules and overseas listings” for more details.

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

MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese Mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland subsidiaries or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

MINISO Group Holding Limited is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Except for certain specific industries, current laws and regulations in Chinese Mainland do not prohibit direct foreign investment in Chinese Mainland companies. However, foreign investment laws in Chinese Mainland are constantly evolving and there is uncertainty with respect to future laws and regulations as well as regulatory actions to be taken by the PRC government in this regard. Were this holding company structure to be challenged or disallowed by PRC regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. We are a holding company, and we may rely on dividends and other distributions on equity paid by our Chinese Mainland subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current Chinese Mainland regulations permit our subsidiaries Chinese Mainland to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese Mainland subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable Chinese Mainland regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese Mainland—Regulation related to dividend distribution.” Additionally, if our Chinese Mainland subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our Chinese Mainland subsidiaries or Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. As a result of these restrictions, to the extent cash in the business is in a Chinese Mainland entity, the funds may not be available to fund operations or for other use outside of Chinese Mainland due to interventions in or the imposition of restrictions and limitations on the ability of us or our Chinese Mainland subsidiaries by the PRC government to transfer cash. These restrictions and limitations imposed by the PRC government in Chinese Mainland are not applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries. If the laws applicable to Chinese Mainland become applicable to entities and businesses in Hong Kong in the future, funds in Hong Kong or in our Hong Kong subsidiaries may not be available to fund operations or for other use outside of Hong Kong.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk in the fiscal year ended December 31, 2025. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange administrative regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Chinese Mainland regulations relating to offshore investment activities by Chinese Mainland residents may limit our Chinese Mainland subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our Chinese Mainland resident beneficial owners to liability and penalties under laws of Chinese Mainland.

SAFE requires PRC residents or entities to register with SAFE or its local branch or its designated banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. According to the SAFE Circular on Further Simplification and Improvement in Foreign Exchange Administration Policies on Direct Investment, which became effective on June 1, 2015, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. See “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese Mainland—Regulation related to foreign exchange.”

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

The approval of the CSRC or other PRC government authorities may be required in connection with future offerings or future issuance of securities abroad under Chinese Mainland law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

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

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our Chinese Mainland subsidiaries to us through our Hong Kong subsidiary.

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

As of March 31, 2026, our executive officers, directors, and their affiliated entities together held approximately 63.8% of our total voting power. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs or our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and the ADSs may view as beneficial.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2025, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not presently expect to be a PFIC for the current taxable year. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of the ADSs or our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs or our ordinary shares from time to time (which may be volatile). Recent declines in the market price of our ADSs increased our risk of being or becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges, special resolutions passed by the company’s shareholders, and a list of the names of the current director of the company upon payment of a fee to the Cayman Registrar). Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, except as conferred by law or authorized by our directors or by an ordinary resolution of our shareholders and save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board of directors may impose) be open to inspection by our shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the HKEx Listing Rules as our board of directors may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Chinese Mainland against us or our management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations outside of the United States and a majority of our assets are located in China. In addition, all our directors and officers reside within Chinese Mainland for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States and effect service of process upon us or our directors and officers residing in Chinese Mainland. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese Mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Chinese Mainland and the country where the judgment is made or on principles of reciprocity between jurisdictions. Chinese Mainland does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts in Chinese Mainland will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a Chinese Mainland court would enforce a judgment rendered by a court in the United States. Hence, our public shareholders may have more difficulty in protecting their interests through actions against us, our directors or officers than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We are exposed to risks associated with the potential spin-off of TOP TOY.

We are exposed to risks associated with the potential spin-off of TOP TOY. TOP TOY has submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, its shares on the Main Board of the Hong Kong Stock Exchange. There is no assurance as to whether or when any of the proposed listing may take place. We cannot assure you that the spin-off will ultimately be consummated, which will be subject to market conditions at the time and approval by the listing committee of the Hong Kong Stock Exchange. In the event that the spin-off is ultimately consummated, our interests in TOP TOY will be reduced accordingly. In connection with the spin-off and pursuant to the HKEx Listing Rules, we currently intend to declare, in due course, a conditional special dividend of a distribution in specie of shares or equivalent cash payment to certain qualifying and non-qualifying shareholders, respectively. The distribution, if effected, will further reduce our shareholding in TOP TOY and may have an impact on our cash resources.

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

In addition to the above overseas operations, we also conduct business operations through subsidiaries in overseas markets such as Hong Kong, Italy, Germany, and Vietnam. Besides, our products are sold in a number of other overseas markets such as Mexico, Philippines, and Saudi Arabia, through MINISO stores operated by our Retail Partners and/or local distributors.

During a reorganization in 2020, we established our current offshore holding structure. Specifically, we established MINISO Group Holding Limited in Cayman Islands in January 2020 as our offshore holding company. In the same month, MINISO Group Holding Limited further established in British Virgin Islands (i) Miniso Universal Holding Limited, or Miniso Universal, as our offshore holding company of our operations in China, and (ii) Miniso Global Holding Limited, or Miniso Global, as our offshore holding company of our overseas operations. In February 2020, Miniso Universal further established Miniso Development Hong Kong Limited, or Miniso Development HK, in Hong Kong to (a) hold Miniso Guangzhou, our PRC holding company, and (b) engage in overseas operations through entering into master license agreements and product sales agreements with overseas Retail Partners and local distributors.

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

In September 2024, we entered into share purchase agreements with certain shareholders of Yonghui Superstores Co., Ltd., or Yonghui, to acquire an aggregate of 29.4% of the issued and outstanding shares of Yonghui Superstores Co., Ltd. for a total cash consideration of approximately RMB6.3 billion, or the Acquisition. The Acquisition was approved by our shareholders in an extraordinary general meeting held on January 17, 2025 and was completed in February 2025.

Our subsidiary TOP TOY commenced its pop toy businesses in 2020. In April 2025, TOP TOY International Group Limited was incorporated in the Cayman Islands, and after a series of reorganizations, became the holding company of the current pop toy businesses of TOP TOY. In July 2025, TOP TOY completed its Series A financing with investments from external investors. TOP TOY has submitted an application for listing it shares on the Main Board of the Hong Kong Stock Exchange in March 2026.

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

B.Business Overview

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. We have successfully incubated two brands, MINISO and TOP TOY, since we opened our first store in China in 2013. In 2025, we generated revenue of RMB19.5 billion (US$2.8 billion) from MINISO brand and the aggregate GMV of MINISO brand reached approximately RMB34.5 billion (US$4.9 billion). TOP TOY, is China’s leading pop toy collection brand, achieved a revenue of RMB1.9 billion (US$0.3 billion) and a GMV of RMB2.6 billion (US$0.4 billion) in the same year.

We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. As of December 31, 2025, we had in our extensive global store network approximately 8,151 MINISO stores in over 90 countries and regions throughout the world, including approximately 4,568 MINISO stores in Chinese Mainland and 3,583 MINISO stores overseas. Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established a platform to launch the “TOP TOY” brand with the strategic goal of entering into the pop toy market and eventually building our platform of pop toys. We believe that our “TOP TOY” brand is positioned in a more specialized and vertical sector compared with our “MINISO” brand, as it mainly focuses on offering pop toys products catering to a broader consumer demographic with a much wider product price range and higher average order value. Our experience as a leading global high-growth value retailer has helped us realize our strategic goal with TOP TOY and make rapid headway in the pop toy market in China and overseas markets. As of December 31, 2025, we had a total of 334 TOP TOY stores, including 30 TOP TOY stores in overseas markets.

To achieve our long-term strategic goal of become a leading global high-growth value retailer, we plan to further advance globalization, strengthen product capabilities and optimize our store network. On one hand, we will optimize regular stores and leverage supply chain advantages to achieve a better cost structure. On the other hand, with a strategic focus on IPs, we will optimize our store channels by developing more store formats such as flagship and themed stores with product structures specifically tailored to each format to create immersive consumer experiences.

●	In Chinese Mainland, we will leverage the upward momentum of our brand to create room for channel optimization and store format upgrades. At the same time, by continually enhancing the professional management capabilities of our partner system, we will deepen our penetration in already-covered cities by improving the quality, store channel optimization and operational efficiency of our stores.
●	In overseas markets, we will optimize localized operations, customize products and marketing to fit local needs, deepen cooperation with popular IPs, and improve our membership programs to enhance customer loyalty. Leveraging our success in the North America such as the United States, we plan to replicate our direct operation experience in other markets with high potential, cultivating core regions and increasing our global penetration rate.

Design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In 2025, we launched an average of around 1,600 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of SKUs, the vast majority of which are under the “MINISO” brand. The increase in average SKUs per month primarily reflected the deliberate expansion of our product assortment to support the rollout of our big store format and our commitment to delivering a more immersive in-store experience. Our MINISO product are organized across three core pillars: lifestyle, beauty and toys. Under the TOP TOY brand, we offered around 17,000 SKUs as of December 31, 2025 across categories across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

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

●	Dynamic product development. The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to regularly launch a significant number of new MINISO SKUs on a frequent and ongoing basis, which are carefully selected from a large library of product ideas. We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

Our co-branding collaborations with IP licensors that own a number of popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with IP licensors such as Disney, Sanrio and Universal, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. In addition to our co-branding collaborations, we have also developed our own original and proprietary IPs, such as Mini Family, DunDun Chicken, Gift Bear and Friends, and YOYO. These unique characters and storylines have enriched our IP portfolio as well as product offerings and foster a deeper emotional connection with our customers. As a result, more consumers are attracted to MINISO and TOP TOY stores to enjoy a shopping experience replete with pleasant surprises.

●	Efficient supply chain. Leveraging our unmatched and massive global supply chain, we source directly from qualified manufacturers that can meet our demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate almost all of our suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain efficiency We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.
●	Deep operation know-how backed by digitalization. We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation.

Our technology augments our operational know-how by digitalizing every aspect of our business operations and giving us deeper insights into consumer preferences. With our self-developed intelligent store management tools, we are able to provide store managers with real-time sales and inventory data and inventory replenishment and merchandise display management suggestions based on big data analytics, and tailor our store merchandise selection accordingly. The real-time inventory level covers our directly operated stores and MINISO stores operated by Retail Partners in Chinese mainland. We monitor the store-level inventories mainly through our SAP ERP system, which has tailored inventory modules, and through our merchandise display management system, which is designed to visualize, synchronize and optimize shelf display management at the MINISO stores. By digitalizing the management of merchandise placement in each store, it allows us to centrally and digitally manage and adjust merchandise display in each store, monitor the in-store stock of specific products, maintain up-to-date records of the inventories kept by Retail Partners and optimize product replenishment. In addition, our store management toolkit can also generate and provide MINISO store managers with real-time inventory level and other important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and monitor the store-level inventories.

We have also developed a store management toolkit, a digital operations ecosystem comprising six specialized tools designed to cover four key store operating scenarios, driving refined management and operational efficiency. By digitizing the entire business chain, the toolkit provides real-time, accurate data that enables the precise identification of growth and improvement opportunities. Furthermore, through visualized store-level insights into metrics such as sales per square meter and product performance, it empowers us to effectively optimize supply chain operations and merchandise mix.

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

Our path to success in our home market, Chinese Mainland, where we had expanded to approximately over 4,500 MINISO store as of December 31, 2025, depends on the effectiveness and scalability of our Retail Partner model. Under this model, Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand to leverage bargaining power and our resources in commercial real estate, as well as providing them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The Retail Partner model aligns the interests and creates mutual benefits between us and the Retail Partners, allowing us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and enabling our Retail Partners to attain attractive investment returns. Our Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2025, 680 of our 1,157 Retail Partners had invested in MINISO stores for over three years in Chinese mainland.

Our rich product design, relaxing shopping experience, efficient supply chain, and deep operation know-how backed by digitalization make our business highly scalable globally. Since we opened our first MINISO store in Chinese mainland in 2013, we had expanded to approximately 8,151 MINISO stores by entering into over 90 countries and regions all over the world as of December 31, 2025. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of Chinese mainland accounted for 33.3%, 36.2%, 36.5%, 39.3% and 41.3% of our total revenue for the fiscal year ended June 30, 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2024 and 2025, respectively.

In the fiscal year ended June 30, 2023, we recorded revenue of RMB11,473.2 million, and gross profit of RMB4,443.1 million. In the six months ended December 31, 2022 and 2023, we recorded revenue of RMB5,266.9 million and RMB7,632.5 million, and gross profit of RMB1,985.7 million and RMB3,241.0 million, respectively. In 2023, 2024 and 2025, we recorded revenue of RMB13,838.8 million, RMB16,994.0 million and RMB21,443.8 million (US$3,066.4 million), and gross profit of RMB5,698.4 million, RMB7,637.1 million and RMB9,648.1 million (US$1,379.7 million), respectively. We recorded net profit of RMB1,781.8 million in the fiscal year ended June 30, 2023, RMB763.9 million and RMB1,256.1 million in the six months ended December 31, 2022 and 2023, and RMB2,274.0 million, RMB2,635.4 million and RMB1,209.8 million (US$173.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively. Our adjusted net profit, a non-IFRS financial measure, was RMB1,844.7 million in the fiscal years ended June 30, 2023, RMB790.5 million and RMB1,302.5 million in the six months ended December 31, 2022 and 2023, and RMB2,356.7 million, RMB2,720.6 million and RMB2,898.2 million (US$414.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Our Business Model

The following diagram illustrates our business model and the various participants in our business:

Engaging
CONSUMERS
Consumer-centric approach with deep consumer insights
Active engagement through multi-channels
Attract more
Reach more
Insights
Dynamic Product Development
Flexible Models and Multi-Channels
Deep Operational Know-how Backed by Digitalization
Efficient Supply Chain
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

The following is a flow chart illustrating the business flows of our key business functions:

Our Products

Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our MINISO product offering encompassed a wide selection of SKUs and were organized across three core pillars: lifestyle, beauty and toys. In December 2020, we launched “TOP TOY,” which is China’s leading pop toy collection brand. Under the fast-growing TOP TOY brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

We are able to deliver our value propositions by leveraging our supply chain capabilities that are built on China’s large supply chain, our large procurement volumes, our punctual payment to suppliers, and our digitalized, continuously optimized supply chain, which collectively contribute to our overall supply chain efficiency and procurement cost advantages.

Our philosophy is to regularly launch a significant number of new MINISO SKUs on a frequent and ongoing basis, which are carefully selected from a large library of product ideas. In 2025, we launched an average of around 1,600 SKUs per month under our MINISO brand, and offered consumers a wide selection of SKUs. Under the TOP TOY brand, we offered around 17,000 SKUs as of December 31, 2025. In general, our products are frequently refreshed to satisfy the evolving needs and preferences of consumers.

In 2025, average spending per transaction of MINISO products sold in stores in Chinese mainland was RMB39.8, while average selling price was RMB15.1. Average spending per transaction of TOP TOY products sold in stores in Chinese mainland was RMB109.8, while average selling price was RMB55.6.

We adopt a cost plus mark-up pricing strategy for products we sell. The products we sell are manufactured by third-party manufacturers. We set prices for the products to be sold to customers based on manufacturing costs plus a mark-up. As a result, the level of our gross profit margin is dependent on the level of mark-ups we added on top of costs we incurred.

Brand strategies

We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. Under this brand, we aim to deliver a wide range of lifestyle products that are high-quality and highly affordable. Almost all of the MINISO products are self-developed. To attract and keep the interest of consumers, we update our MINISO product portfolio frequently with new and trendy products. With our frequent product rollout under the MINISO brand, we aim to regularly launch a significant number of new MINISO SKUs carefully selected from a large library of product ideas. In 2025, we launched an average of around 1,600 SKUs under the MINISO brand per month.

The “TOP TOY” brand was launched in December 2020 and is China’s leading pop toys collection brand. TOP TOY has established a fully integrated platform across the pop toy value chain. Leveraging deep insights into pop toy enthusiasts, TOP TOY has developed industry-leading, consumer-oriented product design and IP operation capabilities. It has successfully built a comprehensive and expanding IP matrix driven by proprietary, licensed and third-party IPs, and created a pop toy universe with a diverse product portfolio. Under the “TOP TOY” brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others. In comparison to the MINISO brand, TOP TOY targets market share in the pop toy vertical with wider product price range and higher average order value, a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, and relies more on cultivation of our own IPs to co-develop them into popular IP products with design artists, offering a complementary value proposition to the Company’s overall brand matrix

Product design and development

Popular and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction.

Product design capabilities

We work with both in-house designers and independent design teams globally to create innovative design concepts for us. As of December 31, 2025, we had a designer network that includes an in-house team of over 300 designers as well as multiple design teams consisting of internationally renowned independent designer teams, professional design studios and design academies from overseas countries and regions including South Korea, Spain, the United Kingdom and the United States. To integrate the design capabilities of these design teams with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design teams, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team.

We generally enter into form agreements with independent designer teams, artists and professional design studios. We generally pay a design service fee for each design we engage our design teams to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design teams to receive a small percentage of the sales revenue from products featuring their design in addition to the design service fee when the product sales exceed a certain threshold. The design teams are liable for any disputes, controversies or claims arising out of or in connection with the design concepts. Our agreements with these design teams typically have a term of not more than three years.

As for design academies, we generally pay a fee as stated in the collaboration agreements to support the training and design of students in the academies. In return, we may be granted intellectual property rights of the designs, or pre-emption rights to acquire intellectual property rights.

As a testament to our excellence in product design, we had won over 30 reputable international design awards as of December 31, 2025, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, Red Star Design Awards and Superior Taste Awards.

Product development

The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of December 31, 2025, we had a team of over 300 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.

Our technology capabilities play an important role in our product development process. For example, our Smart Merchandise Selection Assistant enables us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. Our technology capabilities also allow us to monitor sales performance and consumer feedback of each SKU closely, helping us to actively manage product life cycles and continuously improve existing SKUs. See “—Technology Capabilities—Intelligent supply chain management—Product lifecycle management system.”

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

Our Store Network

As of December 31, 2025, we served consumers primarily through a network of about 8,151 MINISO stores, including approximately 4,568 MINISO stores in Chinese Mainland and approximately 3,583 MINISO stores overseas. The following table shows the number of MINISO stores in Chinese Mainland and overseas markets as of the dates presented:

	As of June 30,	As of December 31,
	2023	2023	2024	2025
Number of MINISO stores
Chinese Mainland	3,604	3,926	4,386	4,568
– Directly operated stores	15	26	25	18
– Stores operated under Retail Partner model	3,569	3,878	4,335	4,522
– Stores operated under distributor model	20	22	26	28
Overseas Markets	2,187	2,487	3,118	3,583
– Directly operated stores	176	238	503	700
– Stores operated under Retail Partner model	252	283	404	432
– Stores operated under distributor model	1,759	1,966	2,211	2,451
Total	5,791	6,413	7,504	8,151

The following table shows the number of TOP TOY stores in Chinese mainland and overseas markets as of the dates presented:

	As of June 30,	As of December 31,
	2023	2023	2024	2025
Number of TOP TOY stores
Chinese Mainland
– Directly operated stores	9	14	38	35
– Stores operated under Retail Partner model	109	134	234	269
Overseas Markets
– Directly operated stores	—	—	2	15
– Stores operated under Retail Partner model	—	—	2	4
– Stores operated under distributor model	—	—	—	11
Total	118	148	276	334

MINISO and TOP TOY stores are neatly organized, well maintained and typically in optimal locations. The standardized layout, decoration and lighting, modestly priced products, and the friendly staff in a MINISO store all contribute to a welcoming ambience for store visitors, who will find the store easy to navigate due to its optimized product arrangement and display. Such standardized store presentation scheme leads to a consistent, distinct style and shopping experience across MINISO stores, reinforcing a uniform brand image to consumers. In addition, our newly established flagship and themed stores serve as a new potential growth driver, enhancing our brand image while providing customers with an immersive and elevated IP experience. TOP TOY offers main line stores that are strategically located in high-traffic urban shopping malls to maximize visibility and foot traffic. Designed to serve as immersive retail destinations, these spaces feature open, well-lit layouts with bold and prominent TOP TOY branding and eye-catching displays that reinforce brand identity while encouraging customer exploration.

We manage the potential competition or cannibalization among (1) Retail Partners and distributors; and (2) all stores operated by us, Retail Partners and distributors primarily through the following measures: (i) Apart from directly-operated stores, stores in each country are primarily operated under the same model. In Chinese mainland, substantially all stores are operated by Retail Partners. In overseas markets, except for stores in a few countries directly operated by us, the vast majority of stores are operated under the distributor model. This prevents competition or cannibalization between Retail Partners and distributors; (ii) In most countries and regions outside China, other than directly-operated stores, stores are usually operated by one distributor in each country or region or a few distributors operating in different parts of a country or region, which prevents competition or cannibalization among distributors; (iii) We centrally manage and plan for new store openings based on a variety of factors such as the population, economic conditions and market potential of each city, region and country. New store openings by Retail Partners and distributors and the location of the new stores are subject to our approval. We make recommendations to Retail Partners and distributors based on the existing store network, the financial strength of the relevant Retail Partners or distributors, and the local market conditions, taking into account and aiming to minimize the potential competition or cannibalization among stores operated by us, Retail Partners and distributors.

With respect to the retail sales of the different channels, without taking into account the effect of value-added tax, or VAT, and sales taxes, (i) with Retail Partners, we set an agreed percentage of in-store sales proceeds payable by Retail Partners to us; (ii) with distributors, we generate revenue from sales to distributors, and the price at which we sell to distributors is usually a percentage of the price at which the distributors sells the same products to end customers; and (iii) with our directly operated stores and online sales channels, as we sell directly to end customers, substantially all of the total sales proceeds generated from these channels are retained by us.

Store operations in Chinese Mainland

As of December 31, 2025, apart from 18 directly operated MINISO stores and 35 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in Chinese Mainland were operated under our Retail Partner model. The following table shows the aggregate numbers of MINISO stores in Chinese Mainland for the periods indicated:

	For the fiscal year ended	For the six months		For the year ended
	June 30,	ended December 31,		December 31,
	2023	2022	2023	2023	2024	2025
Directly operated stores:
Number of stores at the beginning of the period	14	14	15	16	26	25
Net increase/(decrease) in number of stores during the period	1	2	11	10	(1)	(7)
Number of stores at the end of the period	15	16	26	26	25	18
Stores operated under Retail Partner model:
Number of stores at the beginning of the period	3,195	3,195	3,569	3,290	3,878	4,335
Net increase in number of stores during the period	374	95	309	588	457	187
Number of stores at the end of the period	3,569	3,290	3,878	3,878	4,335	4,522
Stores operated under distributor model:
Number of stores at the beginning of the period	17	17	20	19	22	26
Net increase in number of stores during the period	3	2	2	3	4	2
Number of stores at the end of the period	20	19	22	22	26	28

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in Chinese Mainland despite our previous experience operating in mostly high-tier cities. The following table shows the aggregate numbers of MINISO stores in Chinese Mainland by city-tiers for the periods indicated:

	As of June 30,	As of December 31,
	2023	2023	2024	2025
Number of MINISO stores in Chinese Mainland
First-tier cities	474	522	587	609
Second-tier cities	1,496	1,617	1,822	1,881
Third- or lower-tier cities	1,634	1,787	1,977	2,078
Total	3,604	3,926	4,386	4,568

We had grown the number of TOP TOY stores in Chinese mainland from 118 as of June 30, 2023, 148 as of December 31, 2023, 272 as of December 31, 2024 and further to 304 as of December 31, 2025. Among the 304 TOP TOY stores as of December 31, 2025 in Chinese mainland, 35 were directly operated, and 269 were operated under the Retail Partner Model. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with our plan to expand globally and strengthen our brand presence. As of December 31, 2025, we had a total of 30 TOP TOY stores in overseas markets, including 15 directly operated stores, 4 stores under the Retail Partner model and 11 stores under distributor model.

The Retail Partner model is a hybrid store operation model that takes advantageous elements from the franchise store model and the self-operated chain store model, both of which are industry norms. Under this model, we provide operational guidance in the form of store management and consultation services to Retail Partners, operating in an asset -light manner.

Under our Retail Partner model, Retail Partners mobilize their resources to open and operate stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we provide store management and consultation services to Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by Retail Partner stores. We constantly monitor the operations of Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. In general, managers of each store examine and record on the system inventories when they arrive at the stores, and the system records are automatically updated upon the sale of products when store cashiers scan the products. Our Retail Partners generally examine the inventories held at their stores on a monthly basis, the results of which are recorded on our system and available to us for review. We also conduct comprehensive examinations of inventories for all Retail Partner-operated stores at least once a year, checking against system data and recording updates as appropriate. Our contractual agreements with Retail Partners, which include a sales agreement, license agreement, and a store renovation agreement, typically last for three years or less.

Below is a summary of the key contractual terms with our Retail Partners:

Payments for goods. We set an agreed percentage of in-store sales proceeds payable by Retail Partners to us, while the Retail Partners keep the remaining in-store sales proceeds. For most of Retail Partners, sales proceeds generated from the stores they operate are deposited in an escrow account with a commercial bank, which will automatically fund the relevant portions to our account and the account of Retail Partners based on pre-agreed percentage between Retail Partners and us. We check sales proceeds data against bank account information on a daily basis.

Management of stores. Under our license agreements, we provide store management and consultation service to our Retail Partners in return for a store management and consultation services fee and a sales-based royalty, each equal to a low single-digit percentage of in-store sales proceeds, payable by Retail Partners at the close of every business day. Retail Partners pay for store operating expenses, including logistics costs from product delivery to their stores.

Term/duration. The terms of our contracts with Retail Partners are generally not more than three years and renewable upon negotiation prior to the termination of the agreement.

Termination. Prior to expiration of contractual term, these agreements can typically be terminated under force majeure events, by mutual agreement or due to bankruptcy or certain breaches of contractual obligations by either party, such as failure to pay fees due, assignment of contractual rights without the other party’s permission, Retail Partner selling counterfeit products or products not procured from us in its store, and Retail Partner not opening a store within an agreed time frame.

Location and renovation. Retail Partners are not able to open stores at a non-designated location. We recommend providers for store renovation and decoration for the Retail Partners, with the associated costs being borne by them.

Product offering and pricing. Retail Partners shall only offer products supplied by us and the retail prices of products are determined by us.

Licensing rights. Retail Partners are not able to have sub-contractors or sub-distributors or otherwise assign the rights under the licensing agreements to a third party without our prior written consent. A fixed annual license fee of between RMB0 and RMB100,000 is to be paid by Retail Partners on a per-store basis. We may charge certain Retail Partners who own multiple MINISO stores at a preferential rate. We may waive certain license fees for Retail Partners who operate a large number of stores.

Inventory. The goods we dispatch to Retail Partners’ premise for sale are under our inventory ownership until the goods are sold to consumers. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect that is spotted before putting on the shelf or wears and tears of unsold products resulting from transportation, which is in line with industry practice. Retail Partners are generally required to place an inventory deposit with us, which generally covers the estimated maximum value of inventories held by the relevant Retail Partners at their stores at a point of time during the period of time in which they act as our Retail Partners. Generally, inventory deposits are returned to Retail Partners upon the termination of their relationship with us. We may deduct from the deposit unsettled amounts payable by the Retail Partners to us, if any, under the relevant agreements.

We usually choose Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting Retail Partners being their management ability and industry experience. Most of our Retail Partners are individuals and many of our large Retail Partners are experienced retailers who own and operate retail stores in various sectors, such as apparel, cosmetics, lifestyle products and others. We have demonstrated a proven track record to rapidly build up our store network in tier-one and tier-two cities in China and successfully penetrate into lower-tier cities with our newly opened MINISO stores mainly located in lower-tier cities in China. Following the trajectory of our MINISO store network, we have typically positioned our new TOP TOY stores in core commercial areas in first- and second-tier cities since China at the inception of the TOP TOY brand. We verify the potential Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.

As of the date of this annual report, to our knowledge, all of our Retail Partners in Chinese Mainland are independent third parties. We are the seller of products in our relationship with Retail Partners. We believe that our sales to Retail Partners reflected genuine market demand and there was effective management and control over the inventory levels. We recognize revenue from product sales to Retail Partners when they sell the products to end-customers in their own MINISO or TOP TOY stores. We do not impose a minimum purchase or sale target on our Retail Partners.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network mostly in higher-tier cities in Chinese Mainland in the near future while also expanding into lower-tier cities.

The Retail Partner model represents a mutually beneficial relationship between us and the Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our Retail Partners attain attractive investment opportunities. Our Retail Partners are also motivated to maintain a loyal relationship with us.

The following table shows the number of our Retail Partners that invested in MINISO stores in Chinese Mainland for the period/year indicated:

	For the fiscal year ended	For the six months ended		For the year ended
	June 30,	December 31,		December 31,
	2023	2022	2023	2023	2024	2025
Number of Retail Partners at the beginning of the period/year(1)	912	912	1,022	981	1,049	1,071
Net increase in number of Retail Partners during the period/year	110	69	27	68	22	86
Number of Retail Partners at the end of the period/year(1)	1,022	981	1,049	1,049	1,071	1,157

Note:

(1)	The number of Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

As of December 31, 2025, of all 1,157 Retail Partners in Chinese mainland which invested in MINISO stores, 680 of them had invested for over three years.

We only had one distributor for the MINISO brand in Tibet in China during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2023, 2024 and 2025. As of the date of this annual report, there has been no conversion of our collaboration partners in Chinese Mainland from a Retail Partner to a distributor, or vice versa.

Our TOP TOY stores are operated under the Retail Partners model as well. We had 18, 42, 64 and 72 Retail Partners operating TOP TOY stores as of June 30, 2023 and December 31, 2023, 2024 and 2025, respectively. Some Retail Partners in Chinese Mainland may invest in both MINISO and TOP TOY stores.

Overseas store operations

We have adopted flexible store operation models, including direct operation, Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a Retail Partner to a distributor, or vice versa.

As of December 31, 2025, in international markets under MINISO brand, there were 700 stores directly operated by us and 2,883 Retail Partner stores and stores under the distributor model. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	For the fiscal year ended	For the six months ended		For the year ended
	June 30,	December 31,		December 31,
	2023	2022	2023	2023	2024	2025
Directly operated stores
Number of stores at the beginning of the period	133	133	176	153	238	503
Net increase in number of stores during the period	43	20	62	85	265	197
Number of stores at the end of the period	176	153	238	238	503	700
Stores operated under Retail Partner model
Number of stores at the beginning of the period	208	208	252	246	283	404
Net increase in number of stores during the period	44	38	31	37	121	28
Number of stores at the end of the period	252	246	283	283	404	432
Stores operated under distributor model
Number of stores at the beginning of the period	1,632	1,632	1,759	1,716	1,966	2,211
Net increase in number of stores during the period	127	84	207	250	245	240
Number of stores at the end of the period	1,759	1,716	1,966	1,966	2,211	2,451

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

We are the seller of products in our relationship with distributors. We believe that our sales to distributors reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors. In order to mitigate channel stuffing risks, we have adopted stringent control measures, including but not limited to: (i) collecting inventory and sales data from each overseas markets and making quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We conduct such data collection, visits and examinations regularly to monitor the sales, inventory levels, and quality control of our distributors. Through these activities, we monitor our distributors’ compliance with the terms and conditions of the relevant agreements and any potential risks in relation to channel stuffing. If we discover non-compliant issues or risks, we conduct further investigation, notify the relevant distributors, work with the distributors to take rectification or mitigation measures, or terminate the distributor relationship. In addition, we generally require our distributors to make advance payments in full for our products. We typically do not accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall, which is in line with industry practice. We also do not impose a minimum purchase or sale target on our distributors. With respect to distributors, our product return rates as a percentage of total GMV during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025 were close to zero. We have maintained generally stable and healthy relationships with our distributors. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss.

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

Operational standards and store management. The license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation.

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

The distributor model differs from the Retail Partner model in a few key facets. Operationally, although we have the right to supervise the operation of distributor stores to ensure that they adhere to certain operational standards, we do not provide store management and consultation services to distributors and have less operational involvement with them. In terms of product sales, generally inventory ownership is transferred to distributors when inventory is on board, while we retain inventory ownership until in-store sale to consumers under the Retail Partner model. In our agreements with Retail Partners, there is no equivalent to the performance targets in our license agreements with distributors, which usually specify the number of MINISO stores the distributors must open and successfully operate in their licensed territory within an agreed time frame.

In strategic markets with large population and huge market potential such as North America, we typically enter the markets by opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our Retail Partner model or distributor model to more rapidly expand our store network in these markets.

The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the fiscal year ended	For the six months ended		For the year ended
	June 30,	December 31,		December 31,
	2023	2022	2023	2023	2024	2025
Number of distributors at the beginning of the period(1)	200	200	229	212	230	252
Net increase in number of distributors during the period(2)	29	12	1	18	22	30
Number of distributors at the end of the period(1)	229	212	230	230	252	282
(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.
(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new distributors.

As of June 30, 2023 and December 31, 2023, 2024 and 2025, we had 61, 78, 114 and 109 Retail Partners in overseas markets, respectively. The decrease in the number of Retail Partners as of December 31, 2025 was primarily due to a decrease in the number of Retail Partners in Vietnam.

Our Supply Chain

Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.

Our supplier network

As of December 31, 2025, we sourced from approximately 2,000 suppliers, who are qualified manufacturers in China or other countries and regions, with some having extensive experience in supplying to other global brands. We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.

We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry. None of our suppliers individually supplied more than 10% of our procurements in the fiscal year ended December 31, 2025.

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

Production

We outsourced the production of our products to third party manufacturers. Leveraging China’s strong supply chain capabilities in the lifestyle product sector, we sourced our products from over 2,000 suppliers as of December 31, 2025. We outsource our products production primarily through the original equipment manufacturer (“OEM”) or original design manufacturer (“ODM”) model, primarily because (i) these suppliers are mostly qualified manufacturers in China, with some having extensive supplying experience in the lifestyle products sector, and thus the OEM/ODM model allows us to optimize the manufacturing capacities and design resources of the suppliers to help our business development, (ii) the OEM/ODM model allows us to meet our demand for rapid product development so that we are able to have more flexibilities to maintain a diverse and frequently refreshed product portfolio, and (iii) the outsourcing arrangements allow us to control and manage product costs and better manage and minimize investment risks. We leverage our design capabilities and participate in product design with both OEMs and ODMs but are generally more deeply involved in the design process with OEMs. As such, we typically use ODMs to directly manage and take charge of the development and design of more standard products as these products require less design efforts from our own product managers and designers; and we typically use OEMs more often for products that require or allow new design ideas and concepts as our product managers and designers can work with OEMs to refine product design and prototype leveraging the manufacturing expertise of OEMs and their inputs on production feasibility. In some cases, we purchase certain products directly from suppliers without participating in the product design process, but the sales contribution of such products in MINISO stores in Chinese Mainland was less than 10% during the years ended December 31, 2025.

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

Quality control

We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. Suppliers have to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards, and defective product handling. Upon receipt of product shipments from suppliers, we perform quality inspection on random samples to detect any quality issue. We also pay regular visits to our suppliers to ensure that their facilities, equipment and finished products are up to our standards. We also have online quality control systems that visualize our standard quality inspection procedures and allows us to coordinate with our suppliers, Retail Partners and distributors on detecting and correcting any quality issues.

Warehouses and logistics

As of December 31, 2025, our products were distributed through approximately 56 leased warehouses, around 34 of which were located in Chinese mainland. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.

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

MINISO stores. As of December 31, 2025, there were approximately 8,151 MINISO stores across the globe, with approximately 4,568 MINISO stores in Chinese Mainland and approximately 3,583 MINISO stores overseas.

TOP TOY stores. As of December 31, 2025, there were 334 TOP TOY stores, 304 of which were located in Chinese Mainland.

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

Membership program. We launched our MINISO membership program in Chinese Mainland in August 2018 and expanded it to overseas countries afterwards, usually in directly operated countries and regions where we operate our business through local subsidiaries. As of December 31, 2024 and 2025, the number of MINISO members with at least one purchase over the past 12 months was approximately 53 million and 64 million, respectively. The total cumulative number of MINISO members in Chinese mainland increased by 17.8% from approximately 95.2 million as of December 31, 2024 to 112.1 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 59.5% of our total GMV, and 48.4% of the MINISO members made at least one purchase over the past 12 months. The total cumulative number of MINISO members in the United States increased by 150.3% from approximately 1.8 million as of December 31, 2024 to 4.4 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 51.3% of our total GMV, and 71.4% of the MINISO members made at least one purchase over the past 12 months.

Our MINISO membership program may vary across different overseas regions to suit local market conditions and will continue to change and evolve alongside our business development. For example, our MINISO membership in Chinese mainland used to be structured in two tiers: premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members were entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. However, we have ceased to accept new premium membership registrations or renewals of such program since March 2023. The term of the premium membership is one year or one month since the registration or renewal. The existing premium members can still enjoy relevant benefits before the expiration of their previously paid premium membership.

In Chinese mainland, the free membership program is the main membership program and is structured in two tiers: regular membership and super membership, with signing up and accumulating consumption points generated by customers’ purchases and being categorized according to the level of transaction value consumption points during a specific period. For example, all of our members are entitled to coupons available in stores and our Weixin mini-programs and birthday privilege, with the super membership being granted coupons of higher value.

As of December 31, 2025, the number of TOP TOY registered members was over 12.0 million. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our multi-channel customer engagement strategy.

Store-based consumer community. MINISO and TOP TOY stores in Chinese Mainland generally display a QR code that allows consumers visiting the stores to join the stores’ Weixin groups, which are managed by our specialists. These specialists keep consumers constantly engaged by sharing mainly product-related information and promotion, sometimes in livestreaming format, in these Weixin groups. Consumers who are group participants may be enticed to shop for our products.

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

The chart below illustrates our technology system:

Technology workforce. As of December 31, 2025, around 231 of our employees were engaged in research and development activities, representing around 3% of our total employee number.

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

Intelligent supply chain management. Our intelligent supply chain management is supported by our intelligent supply chain management platform, product lifecycle management system, electronic ordering system, store operation system, supply chain management system and supply relationship management system.

●	Intelligent supply chain management platform. Our intelligent supply chain management platform is a supply chain management system that integrates upstream and downstream resources such as suppliers, warehouses, logistics and financial orders to create a fully digitalized and collaborative process covering procurement, supply, distribution, warehousing and transportation. Core modules encompass:
●	intelligent replenishment system, which manages the entire process from product warehousing to store delivery by planning sales, forecasting demand, arranging supply and procurement, and coordinating inventory allocation and transfers between warehouses and stores based on sales performance;
●	centralized procurement system, which addresses the needs of overseas centralized procurement by managing demand collection, centralized planning and execution, customs declaration and shipping;

●	supplier management, which oversees the entire supplier lifecycle from onboarding and contract signing to performance evaluation, ensuring robust supply resources for the supply chain; and
●	inventory management, which coordinates inventory across supplier, central, store, and virtual warehouses, accurately tracking inventory distribution and changes, and providing unified inventory queries, reconciliation, synchronization, and adjustments to achieve comprehensive inventory monitoring and optimization throughout the supply chain.
●	Supply relationship management system. By integrating data and process collaboration, our supply relationship management system enables seamless cooperation between us and our suppliers, achieving efficient end-to-end supply and demand coordination. Its core modules, including R&D collaboration, order and material preparation, financial reconciliation, and quality inspection, allow both our internal teams and suppliers to manage proposals, orders and financial processes online, while suppliers can access certain sales data for better production planning.
●	Supply chain management system. Our supply chain management system connects us with our suppliers, and it can give suppliers access to certain sales data on our end for better production coordination. By integrating suppliers into our supply chain management process, our supply chain management system also allows us to plan, manage and monitor every step of the supply chain process, leading to improved inventory management and shorten order and reorder lead time.
●	Store operation system. Our store operation system is designed to digitally manage store display space by establishing six core modules: display schemes, display guidelines, standard models, display planning, display schedules and display tasks. The system addresses the planning, execution and demand issues related to product displays in retail store environments, which helps optimize the use of display resources and improves the efficiency of in-store merchandising.
●	Electronic ordering system. Our electronic order system is a digital supply chain collaboration platform that we developed for our overseas markets. Its primary goal is to connect overseas markets efficiently with headquarters’ supply through comprehensive order management and supply-demand coordination, thereby improving supply chain responsiveness and operational efficiency. The system’s core capabilities include omnichannel order management for various product types and scenarios, intelligent decision support leveraging big data and sales forecasting, end-to-end supply chain collaboration covering procurement, allocation and fulfillment, as well as comprehensive financial and contract management. Additionally, this system supports product planning through item management and international assortment planning, hence optimizing product strategies for overseas markets.
●	Product lifecycle management system. To facilitate input of design ideas and concepts from store managers and assistants across our store network, we have developed a proprietary module on the product lifecycle system on which frontline workers provide a rich and constant supply of the latest ideas and consumer information that serve as the basis for the next successful product design. In addition, the core processes of product development are digitalized and modularized in the product lifecycle management system through close and efficient collaboration of our designers, product managers, and other participants. The product lifecycle system thus evolves the traditional manufacturing process into a consumer-driven process by connecting the strong manufacturing ability of our large supplier network with our unique customer insights and massive data.

Intelligent store management. Based on our mass data base and store location selection expertise, we pioneered an industry-leading site selection model and end-to-end online processes, ensuring the efficiency and success rate of store openings. Before opening, we can forecast a store’s performance and profitability through our site selection and profitability models. Operationally, our integrated tools and platforms cover core scenarios—business analysis, product management, store standards, and checkout experience. While improving efficiency, our operational strategies are also quickly validated and optimized through new data generated by our stores.

●	Intelligent channel expansion and strategy system. Our MINISO Site Analysis System, or MAS, is a core digital platform supporting our global store expansion. By managing the entire process of site selection, franchisee management and store reporting, the MAS maximizes value of each store location, ensures individual store profitability and facilitates global channel development. Its main capabilities include: leveraging big data and standardized models for precise store location evaluation and layout, integrating multi-dimensional data to identify high-traffic locations, and forecasting revenue to improve accuracy and efficiency in location selection; establishing a comprehensive lifecycle management system for franchisees, strictly selecting partners with high standard, standardizing operations, and providing full-process support to achieve mutual success; and creating an online, closed-loop store reporting process that standardizes and streamlines approvals, connects location evaluation results, tracks preparation progress and shortens the store opening cycle to better meet global expansion needs.
●	Store management toolkit. To address the challenges associated with daily store operations and management, we have developed six major tools to cover four key store scenarios, providing stores with comprehensive and accurate data analysis capabilities that support refined management and efficiency improvements. By establishing a complete digital operations system, it becomes possible to obtain timely and accurate operational data across the entire business chain, enabling precise identification of opportunities for store improvement. Store visualization tools also provide insights into sales per square meter and product performance, which in turn inform supply chain optimization and merchandise structure adjustments.

Intelligent member marketing. We have developed our global membership marketing system, a digital platform for managing the entire lifecycle of our members. Its goal is to efficiently connect consumers with products through precise tagging and marketing automation, thereby increasing member loyalty and stimulating improvement in repeat purchase rates.

●	Full lifecycle management. This covers the entire process of member acquisition, insights, nurturing and engagement. By leveraging a precise tagging system and marketing automation, it enables personalized management of members.
●	Customer relationship management. Through our customer relationship management module, the system builds detailed member profiles, allowing for a deep understanding of member needs and behaviors, which supports personalized marketing efforts.
●	Marketing automation. Utilizing customer profiles, this system customizes outreach strategies and supports multi-channel communication through various social media platforms to achieve precise marketing to our members.

Data Privacy and Security

We are committed to protecting consumers’ personal information privacy and security, and we have an internal team dedicated to handling data privacy and security. We have obtained and implemented a series of policies on data collection, processing and usage, such as a data protection policy, a set of third-party information security guidelines and an incident response policy. We have obtained the ISO/IEC 27001:2022 information security certification and the ISO/IEC 27701:2019 privacy protection certification issued by the British Standards Institution, an internationally renowned standards body. These certifications attest to the sufficiency of our information security and privacy protection measures.

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

We believe that we are positioned favorably against our competitors on the basis of (i) our fast-growing store network and continuously optimized store formats, (ii) our frequently-refreshed product assortment with universal appeal, (iii) our efficient and intelligent supply chain, (iv) our in-depth know-how and digitalization, which drive our operational excellence, (v) our multi-channel operation and consumer engagement, (vi) our global scalability and capability penetrating into various tiers of cities, and (vii) our experienced founder and entrepreneurial management team. These competitive advantages all contribute to the core value propositions of our products, which remain the key attraction to consumers around the globe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.”

Intellectual Property

We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. We collaborate with IP licensors owning a number of popular brands around the world. We had around 2,874 trademarks, 385 patents, 1,138 copyrights relating to various aspects of our operations, and approximately 10 registered domain names (including www.miniso.com) in China as of December 31, 2025. In addition, we owned over 1,600 trademarks outside China as of December 31, 2025.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China includes Chinese mainland and HK.

Chinese Mainland

Regulation related to foreign investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall apply to the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), and the Encouraged Industry Catalogue for Foreign Investment (2025 version), which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and took effect on November 1, 2024 and on February 1, 2026, respectively. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Regulation related to food operation activities

According to the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on September 12, 2025, the State Council implements a licensing system for the food production and trading. Licenses are required to engage in food production, food selling, or catering services. Licenses are required to engage in food production, food selling, or catering services. On June 15, 2023, the SAMR promulgated the Administrative Measures for Food Operation Licensing and Filing, which took effect on December 1, 2023. According to these Measures, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China, while only filing with local market administration is needed for enterprises selling prepackaged food.

Our major PRC subsidiaries engaged in sales of pre-packed food, including Miniso (Guangzhou) Co., Ltd., have completed filings with the local market regulatory departments accordingly.

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

According to the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013, respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. Where business operators have discovered any defect in the goods or services they provided, which may endanger personal or property safety, they shall forthwith report to relevant administrative authorities and notify consumers, and adopt measures such as suspension of selling, alerts, recalls, decontamination, destruction, and suspension of manufacturing or services. In the case where recall measures are adopted, the business operator shall bear necessary expenses incurred by consumers resulting from the recall of goods. Furthermore, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the former State Administration for Industry and Commerce (later reorganized into the SAMR) issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and was amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions to such rights, the standard of “good condition”, and return procedures.

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

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which was last amended on December 29, 2023, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisor shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisor’s business registration, business resources, and the franchisee store network throughout China, the franchisor shall apply to MOFCOM for alteration within 30 days after the occurrence of such change. Furthermore, within the first quarter of each year, the franchisor shall report the execution, revocation, termination, and renewal of the franchise agreements occurring in the previous year to MOFCOM or its local counterparts.

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

We have been engaging in commercial franchising activities under our “MINISO” brand and “TOP TOY” brand. With respect to our core brands “MINISO” and “TOP TOY”, our PRC subsidiary, Miniso (Hengqin) Enterprise Management Co., Ltd., and TOP TOY (Guangdong) Cultural Creativity Co., Ltd. has completed the filing for commercial franchising.

Regulation related to data, cyber and information security and privacy protection

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which was amended on October 28, 2025, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or leverage the network to engage in activities that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers.” Pursuant to the Cyber Security Law, network operators shall follow the “lawful, justifiable and necessary” principle in collecting and using personal information, and shall disclose the rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

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

Trademark. Registered trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014 and related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten years period upon request by the trademark owner.

Domain name. Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

As a branded variety retailer, we design and sell lifestyle products. We rely on these laws and regulations in China to protect our intellectual property rights. As of December 31, 2025, we had about 2,874 trademarks, 385 patents (including invention patents, utility model patents, and appearance design patents), 1,138 copyrights, and approximately 10 registered domain names (including www.miniso.com) in China. In addition, we owned over 1,600 trademarks outside China as of December 31, 2025.

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

As of the date of this annual report, we have not obtained the certificate for fire control inspection for five of our directly operated TOP TOY stores and four of our directly operated MINISO stores in Chinese Mainland. For a detailed description of the risks associated with the lack of such certificate, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions (negative list) and other applicable laws. On December 2023, SAFE promulgated the Notice on Further Deepening Reform to Promote Cross-border Trade and Investment Facilitation, or the 2023 Circular 28, which further amended and specified the requirements for such equity investments. The 2023 Circular 28 stipulates that, in such equity investments, the domestic transferor of the equity shall also perform registration and open a capital account settlement account to receive the equity transfer consideration.

Our PRC subsidiaries are subject to these regulations on foreign exchange in various aspects of their operations, such as profit distributions for those which are foreign-invested enterprises, trade and service-related foreign exchange transactions, conversion of foreign currency-denominated capital for expenditure and equity investments. For a detailed description of the risks associated with our ability to use foreign currency, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulation related to dividend distribution

The principal regulation governing dividends distributions by companies is the PRC Company Law, pursuant to which both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our Chinese Mainland subsidiaries for our cash and financing requirements. For a detailed description of the risks associated with any limitation on the ability of our PRC subsidiaries to make payments to us, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—MINISO Group Holding Limited is a Cayman holding company and we may rely on dividends and other distributions on equity paid by our Chinese Mainland subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our Chinese Mainland or Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

According to the above circulars and regulations, PRC residents who establish or control offshore special purpose vehicles for the purpose of financing or investment shall register with SAFE or its designated local entity. As of the date of this annual report, Mr. Guofu Ye and Ms. Yunyun Yang, who directly or indirectly hold our shares, have completed the initial foreign exchange registrations and are communicating with the bank designated by SAFE regarding updating their registration as required in connection with a recent restructuring of their respective offshore special purpose vehicles. For a detailed description of the risks associated with any failure by us, our shareholders or beneficial owners to comply with these regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulations relating to offshore investment activities by Chinese Mainland residents may limit our Chinese Mainland subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our Chinese Mainland resident beneficial owners to liability and penalties under Chinese Mainland law.”

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

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. On December 2023, SAFE promulgated the Notice on Further Deepening Reform to Promote Cross-border Trade and Investment Facilitation, or the 2023 Circular 28, which further amended and specified the requirements for such equity investments. The 2023 Circular 28 stipulates that, in such equity investments, the domestic transferor of the equity shall also perform registration and open a capital account settlement account to receive the equity transfer consideration. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Taxation Administration, or the STA, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the STA and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added tax and business tax. On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC, which became effective on January 1, 2026, and the Regulation on the Implementation of the Value-Added Tax Law of the PRC, which came into effect on the same day. Pursuant to the Value-Added Tax Law of the PRC and its implementation regulation, unless otherwise stipulated by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

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

Enforceability of Civil Liabilities in Chinese Mainland

JunHe LLP, our PRC counsel, has advised us that there is uncertainty as to whether the courts in Chinese Mainland would:

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

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in Chinese Mainland may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in Chinese Mainland will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in Chinese Mainland or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court Chinese Mainland would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in Chinese Mainland against a company in Chinese Mainland for disputes if they can establish sufficient nexus to Chinese Mainland for a court in Chinese Mainland to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in Chinese Mainland and within the jurisdiction of the court in Chinese Mainland with which it is filed. The court in Chinese Mainland will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in Chinese Mainland in accordance with laws in Chinese Mainland because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or ordinary shares, to establish a connection to Chinese Mainland for a court in Chinese Mainland to have jurisdiction as required under the PRC Civil Procedures Law.

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

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong)

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and suppliers of consumer goods (i.e. goods which are ordinarily supplied for private use or consumption) to ensure that the consumer goods they supplied are safe and for incidental purposes.

Under section 6 of the Ordinance, a person shall not supply, manufacture or import into Hong Kong consumer goods, unless the consumer goods comply with the general safety requirement as provided under the ordinance or with the applicable safety standard(s) or safety specification(s) as approved by the Secretary for Commerce and Economic Development for the particular consumer goods. A person who contravenes section 6 commits an offence and is liable to (i) on first conviction, to a level 6 fine of HK$100,000 and imprisonment for 1 year; (ii) on subsequent convictions, to a fine of HK$500,000 and to imprisonment for 2 years; and (iii) where the offence is a continuing offence, in addition to the fine specified in (i) and (ii), the person shall be liable to a fine of HK$1,000 for each day the offence continued.

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

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

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

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) provides that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using the specified system, in accordance with the requirements that the Commissioner of Customs and Excise may specify, within 14 days after the importation or exportation of the article. Our Group imports products in Hong Kong. Any person who fails or neglects to declare within 14 days after importation or exportation without reasonable excuse is liable to a fine of HK$2,000 upon summary conviction and HK$100 in respect of every day such declaration has not been lodged. Penalty of up to HK$200 shall also be payable for late lodgment of a declaration.

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

Penalties for infringement of the First Conduct Rule and the Second Conduct Rule that may be imposed by the Competition Tribunal include a pecuniary penalty that may amount to 10% of the turnover of the companies concerned for up to 3 years in which the contravention occurs (section 93), disqualification order against a director (section 101) and prohibition order (section 151A) etc. Further, pursuant to section 67 of the Competition Ordinance, if the Competition Commissioner has reasonable cause to believe that (i) a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct; or (ii) a contravention of the Second Conduct Rule has occurred, the Commissioner may, instead of commencing proceedings, issue an infringement notice to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on the condition that the person makes a commitment to comply with the requirements of the notice. Pursuant to section 68, such person is not obliged to make a commitment to comply with the requirements of the infringement notice, but if he does not make the commitment within the compliance period, the Competition Commissioner may bring proceedings against that person in the Competition Tribunal in relation to the alleged contravention of the conduct rule.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), for a company carrying on a trade, profession or business in Hong Kong, its assessable profits arising in or derived from Hong Kong shall be chargeable to profits tax.

The Inland Revenue Ordinance also provides for the obligation to do the following:

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

D.Property, Plant and Equipment

Our corporate headquarters is located in Guangzhou, China, where we lease office space with an area of approximately 32,500 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2025, we had also leased office space of approximately 14,000 square meters in over 20 other cities in China and approximately 6,800 square meters in over 10 countries and regions overseas. As of December 31, 2025, we had leased a number of warehouses inside China with a total size of over 258,000 square meters and about 22 warehouses outside of Chinese mainland. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors, and the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our leased property interest may be defective and such defects may negatively affect our right to such leases.” As of December 31, 2025, we owned apartment units in Guangzhou with a total area of approximately 10,300 square meters for employee dormitory.

We purchased a parcel of land in Guangzhou of approximately 6,600 square meters for our headquarters building project. We obtained the land use rights certificate for this parcel of land on May 9, 2022. As of the date of this annual report, the foundation construction phase was completed and the construction of the headquarters building has commenced. We expect that the construction project will be completed by the end of 2026.

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

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Observing an emerging pop toy culture, we introduced the “TOP TOY” brand with the goal of entering into the pop toy market and it has established a fully integrated platform across the pop toy value chain. In 2025, we launched an average of around 1,600 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offerings are organized across three core pillars: lifestyle, beauty and toys. Under the TOP TOY brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories that include model figures, 3D building blocks, vinyl plush toys and others. Our highly effective approach to retail, which mainly encompasses dynamic product development, an efficient supply chain and deep operational know-how backed by digitalization, is critical to the success and forms the backbone of our business.

We have three reportable segments: (i) MINISO brand - Chinese Mainland, including mainly the design, purchasing and sale of lifestyle products,（ii）Miniso brand - Overseas, including mainly the design, purchasing and sale of lifestyle products, and (iii) TOP TOY brand, including mainly the design, purchasing and sale of pop toys.

Our revenue was RMB11,473.2 million in the fiscal year ended 2023, RMB5,266.9 million and RMB7,632.5 million in the six months ended December 31, 2022 and 2023, and RMB13,838.8 million, RMB16,994.0 million and RMB21,443.8 million (US$3,066.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively. Our gross profit was RMB4,443.1 million in the fiscal year ended 2023, RMB1,985.7 million and RMB3,241.0 million in the six months ended December 31, 2022 and 2023, and RMB5,698.4 million, RMB7,637.1 million and RMB9,648.1 million (US$1,379.7 million) in the years ended December 31, 2023, 2024 and 2025, respectively. We recorded a profit of RMB1,781.8 million in the fiscal year ended June 30, 2023, RMB763.9 million and RMB1,256.1 million in the six months ended December 31, 2022 and 2023, and RMB2,274.0 million, RMB2,635.4 million and RMB1,209.8 million (US$173.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

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

Store network expansion in Chinese Mainland

Our ability to expand our store network in Chinese mainland is one of the key drivers of our revenue growth. Our revenue generated from China was RMB7,650.8 million in the fiscal year ended June 30, 2023, RMB3,360.2 million and RMB4,843.1 million in the six months ended December 31, 2022 and 2023, and RMB9,133.8 million, RMB10,312.1 million and RMB12,577.5 million (US$1,798.6 million) in the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, apart from 18 directly operated MINISO stores and 35 directly operated TOP TOY stores, substantially all of our MINISO and TOP TOY stores in Chinese Mainland were operated under our Retail Partner model. Our store network expansion in Chinses mainland is primarily sustained by our continued success in encouraging our retail partners to open more MINISO stores at optimal locations. As a result, the number of MINISO stores in Chinese Mainland increased from over 3,600 as of June 30, 2023 to over 3,900 as of December 31, 2023, to 4,386 as of December 31, 2024, and further to 4,568 as of December 31, 2025. Additionally, the fast growth of our new brand TOP TOY since December 2020 has also contributed to the expansion of our store network in China. As of December 31, 2025, we had opened 304 TOP TOY stores in Chinese Mainland.

Globalization strategy

Our results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of Chinese Mainland was RMB3,822.4 million in the fiscal year ended June 30, 2023, RMB1,906.7 million and RMB2,789.3 million in the six months ended December 31, 2022 and 2023, and RMB4,705.0 million, RMB6,681.9 million and RMB8,866.4 million (US$1,267.9 million) in the years ended December 31, 2023, 2024 and 2025, accounting for 33.3%, 36.2%, 36.5%, 34.0%, 39.3% and 41.3%, of our total revenue for the same periods, respectively. In the majority of the international markets, we expand our store network by using the distributor model. Depending on factors such as market environment and local regulations, we also utilize the Retail Partner model for international store network expansion in an asset-light manner and the direct operation model. The significant revenue contribution from international markets demonstrates the appeal of our “MINISO” brand across geographical and cultural boundaries. The number of MINISO stores outside of Chinese Mainland increased from approximately 2,200 as of June 30, 2023, to approximately 2,500 as of December 31, 2023, to over 3,100 as of December 31, 2024 and further to around 3,600 as of December 31, 2025.

Revenue per MINISO store

Revenue per MINISO store is one of the metrics that affect our results of operation. Our revenue per MINISO store, which is calculated by dividing (a) revenue of MINISO brand by (b) the average number of stores at the beginning and the end of the relevant period, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to take a disciplined approach in store network expansion while we keep penetrating into more lower-tier cities in Chinese mainland and expand internationally using a distributor, self-operating or retail partner model, and to develop efficient supply chains and deepen customer engagement in these new regions, will affect our revenue per MINISO store and our results of operations. Our revenue per MINISO store was RMB1.2 million in the six months ended December 31, 2023, and RMB2.2 million, RMB2.3 million and RMB2.5 million (US$0.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Change in fiscal year-over-year same-store GMV

While we continue to expand our store network, our number of stores continues to grow and our results of operations are also affected by same-store GMV, which refers to GMV generated by those stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods, has fluctuated significantly historically, and may continue to fluctuate in future periods. As a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, we expect to continue to face intense competition in a variety of the markets we operate. Our ability to take a disciplined approach in store network improvement, to provide products that are favored by our customers, as well as to provide efficient in-store operation and satisfying customers experience, will affect our same-store GMV and our results of operations.

The following table breaks down our same-store GMV growth/(decline) by MINISO brand and TOP TOY brand, as well as geographic regions of MINISO brand for the periods presented:

Same-store GMV growth/(decline)	For the six months ended December 31,	For the year ended December 31,
	2023	2023	2024	2025
MINISO stores in Chinese Mainland	35~40%	30~35%	(High-single digit)	Mid-single digit
MINISO stores in overseas markets(1)	20%~25%	25%~30%	Mid-single digit	(Low-single digit)
Asia excluding China	Mid-teens	High-teens	High-single digit	(Mid-single digit)
North America	70-75%	75%~80%	Flat	Mid-single digit
Latin America	30-35%	35%~40%	Mid-single digit	(Mid-single digit)
Europe	Mid-teens	Mid-teens	Flat	Low-single digit
Others	(Low-single digit)	Low-single digit	(Mid-single digit)	High-single digit
TOP TOY stores in Chinese Mainland	80%~85%	45%~50%	Mid-single digit	Low-single digit

Note:

(1)	The impact of foreign exchange is excluded by adopting a constant currency exchange rate in both comparative periods.

Product value propositions

We primarily generate revenues from sales of high-quality and affordable lifestyle and pop toy products that are responsive to the evolving tastes and needs of consumers. Our product managers identify market trends and collaborate closely with our designers and suppliers to develop and roll out products that balance appeal, quality and price. Furthermore, our co-branding collaborations with IP licensors owning popular brands unlock new product design possibilities and elevate our brand awareness. Further, we identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. As a result of our distinctive approach to product design and development, our flagship brand “MINISO” are organized across three core pillars of products, with an average of around 1,600 SKUs launched per month in the year ended December 31, 2025. Under the fast-growing TOP TOY brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

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

Key Components of Our Results of Operations

Revenue

We primarily derive our revenue from sales of lifestyle and pop toy products through sales to Retail Partners, sales to offline distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by revenue source for the periods presented:

	For the fiscal year ended June 30,		For the six months ended December 31,				For the year ended December 31,
	2023		2022		2023		2023		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
			(Unaudited)				(Unaudited)
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	10,357,235	90.3	4,754,711	90.3	6,921,694	90.7	12,524,218	90.6	15,441,214	90.8	19,673,213	2,813,232	91.7
– Retail sales in self-operated stores	990,048	8.6	419,628	8.0	1,004,114	13.2	1,574,534	11.4	3,158,895	18.6	5,410,291	773,661	25.2
– Product sales to franchisees(1)	5,960,518	52.0	2,537,738	48.2	3,857,191	50.5	7,279,971	52.6	7,923,836	46.6	8,853,156	1,265,984	41.3
– Sales to offline distributors	2,612,742	22.8	1,381,140	26.2	1,660,860	21.7	2,892,462	20.9	3,369,238	19.8	3,887,954	555,970	18.1
– Online sales(2)	706,397	6.2	374,502	7.1	355,380	4.7	687,275	5.0	941,055	5.5	1,412,624	202,003	6.6
– Other sales channels(3)	87,530	0.8	41,703	0.8	44,149	0.6	89,976	0.7	48,190	0.3	109,188	15,614	0.5
License fees, sales-based royalties, and sales-based management and consultation service fees	687,575	6.0	303,835	5.7	426,369	5.6	810,109	5.8	869,182	5.2	1,061,883	151,847	4.9
– License fees	84,711	0.7	48,288	0.9	37,074	0.5	73,497	0.5	96,836	0.6	155,123	22,182	0.7
– Sales-based royalties	102,089	0.9	43,245	0.8	66,113	0.9	124,957	0.9	131,402	0.8	155,185	22,191	0.7
– Sales-based management and consultation service fees	500,775	4.4	212,302	4.0	323,182	4.2	611,655	4.4	640,944	3.8	751,575	107,474	3.5
Others(4)	428,398	3.7	208,332	4.0	284,404	3.7	504,470	3.6	683,629	4.0	708,731	101,347	3.4
Total	11,473,208	100.0	5,266,878	100.0	7,632,467	100.0	13,838,797	100.0	16,994,025	100.0	21,443,827	3,066,426	100.0
(1)	Represents sales to/revenue from Retail Partners.
(2)	Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels.
(3)	“Other sales channels” mainly represents group-buying channels.
(4)	“Others” mainly represents sales of fixtures to franchisees and distributors.

The following table breaks down our revenue by geographic region for the periods presented:

	For the fiscal year ended June 30,		For the six months ended December 31,				For the year ended December 31,
	2023		2022		2023		2023		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
			(Unaudited)				(Unaudited)
	(in thousands, except for percentages)
Revenue:
Chinese Mainland	7,650,821	66.7	3,360,167	63.8	4,843,127	63.4	9,133,781	66.0	10,312,116	60.7	12,577,451	1,798,552	58.7
Other Asian countries excluding China	1,821,080	15.9	958,847	18.2	1,157,261	15.2	2,019,494	14.5	2,541,817	15.0	2,736,150	391,264	12.8
North America	729,702	6.4	314,839	6.0	743,897	9.7	1,158,760	8.4	1,985,051	11.7	3,342,918	478,031	15.6
Latin America	1,008,356	8.7	497,235	9.4	660,039	8.7	1,171,160	8.5	1,445,691	8.5	1,560,169	223,101	7.3
Europe	151,496	1.3	76,464	1.5	154,737	2.0	229,769	1.7	414,493	2.4	703,771	100,638	3.3
Others	111,753	1.0	59,326	1.1	73,406	1.0	125,833	0.9	294,857	1.7	523,368	74,840	2.3
Total	11,473,208	100.0	5,266,878	100.0	7,632,467	100.0	13,838,797	100.0	16,994,025	100.0	21,443,827	3,066,426	100.0

Cost of sales

Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 97.6% of our total cost of sales for the fiscal year ended June 30, 2023, 97.4% and 97.8% for the six months ended December 31, 2022 and 2023, and 97.7%, 97.2% and 97.8% for the years ended December 31, 2023, 2024 and 2025, respectively. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics expenses and depreciation and amortization expense. Logistics expenses mainly represent shipping expenses for the products sold to customers through e-commerce channels. Our cost of sales was RMB7,030.2 million in the fiscal year ended June 30, 2023, RMB3,281.2 million and RMB4,391.4 million in the six months ended December 31, 2022 and 2023, and RMB8,140.4 million, RMB9,357.0 million and RMB11,795.7 million (US$1,686.8 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Gross profit and margin

The following table sets forth our gross profit and gross margin for the periods presented:

	For the fiscal year ended June 30,	For the six months ended December 31,		For the year ended December 31,
	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(in thousands)
Gross profit	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	9,648,119	1,379,662
Gross margin (%)	38.7	37.7	42.5	41.2	44.9	45.0	45.0

Other income

Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China. There is no assurance that we will continue to receive any government grants in the future.

Selling and distribution expenses

Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB1,716.1 million in the fiscal year ended June 30, 2023, RMB798.1 million and RMB1,363.1 million in the six months ended December 31, 2022 and 2023, and RMB2,281.1 million, and RMB3,519.5 million and RMB5,265.8 million (US$753.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB633.6 million in the fiscal year ended June 30, 2023, RMB313.9 million and RMB357.7 million in the six months ended December 31, 2022 and 2023, and RMB677.4 million, RMB931.7 million and RMB1,225.4 million (US$175.2 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Other net income

Other net income mainly consists of (i) net foreign exchange gain/(loss), (ii) investment income from other investments, and (iii) net change in fair value of other investments. Our other net income were RMB114.1 million in the fiscal year ended June 30, 2023, RMB72.9 million and RMB21.1 million in the six months ended December 31, 2022 and 2023, and RMB62.4 million, RMB114.7 million and RMB195.6 million (US$28.0 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Net finance income/(costs)

Net finance income or costs mainly consist of finance income that mainly include interest income, and finance costs that mainly include (i) interest on loans and borrowings, (ii) interest on lease liabilities, and (iii) interest on the 2032 Securities. Our net finance income were RMB110.6 million in the fiscal year ended June 30, 2023, RMB48.3 million and RMB98.8 million in the six months ended December 31, 2022 and 2023, RMB161.0 million and RMB25.8 million in the years ended December 31, 2023 and 2024, respectively. Our net finance costs were RMB326.5 million (US$46.7 million) in the year ended December 31, 2025

Share of profit/(loss) of equity-accounted investees, net of tax

Share of profit of equity-accounted investees, net of tax were RMB268.0 thousand in the six months ended December 31 2023, and RMB268.0 thousand, RMB6.0 million in the years ended December 31, 2023 and 2024. Share of loss of equity-accounted investees, net of tax was RMB834.5 million (US$119.3 million) in the year ended December 31, 2025.

Other expenses

Other expenses were mainly attributable to loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives. Our other expenses were RMB70.3 million (US$10.1 million) in the year ended December 31, 2025.

Changes in fair value of redemption liabilities

Changes in fair value of redemption liabilities were RMB158.5 million (US$22.7 million) in the year ended December 31, 2025, which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Taxation

Our income tax expense represented a significant portion of our profit for the year/period for the fiscal year ended June 30, 2023, the six months ended December 31, 2022 and 2023 and the years ended December 31, 2023, 2024 and 2025, primarily because of the occurrence of non-deductible losses at the consolidation level in these periods. The effect of unused tax losses not recognized was RMB44.9 million and RMB23.0 million in the fiscal year ended June 30, 2023 and in the six months ended December 31, 2022, respectively, and the effect of utilization of tax losses previously not recognized was RMB8.0 million in the six months ended December 31, 2023. The effect of unused tax losses not recognized was RMB7.9 million and the effect of unused tax losses being utilized was RMB56.3 million and RMB16.5 million (US$2.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries generally are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong.

Chinese Mainland

Under the Enterprise Income Tax Law, our subsidiaries established in Chinese Mainland are generally subject to a unified statutory enterprise income tax rate of 25%. One subsidiary of ours established in Hengqin New Area of Zhuhai and another established in Guangzhou Nansha district, both pilot free trade zones in China, met the criteria for a preferential income tax rate of 15%. Furthermore, enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the State Administration of Taxation are entitled to enjoy a preferential income tax rate of 15%. A subsidiary of ours established in Guangzhou obtained the High and New Technology Enterprise qualification and is thus eligible for high and new technology enterprise preferential income tax rate of 15% for the three years ending December 31, 2027. This subsidiary can reapply for such qualification as a High and New Technology Enterprise after the current certificate expires.

United States

Under United States Internal Revenue Code, our subsidiaries established in the United States are subject to a Federal corporate income tax rate of 21% and various state income taxes.

Indonesia

Our subsidiary established in Indonesia is subject to a corporate income tax rate of 22%.

India

Under the Income Tax Act 1961 enacted in India, our subsidiary established in India is subject to a corporate income tax rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

Canada

Under the Canadian federal and provincial tax rules, our subsidiaries established in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries established in Singapore are subject to a tax rate of 17%.

Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20%.

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

	For the fiscal year ended June 30,	For the six months ended December 31,		For the year ended December 31,
	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(in thousands)
Revenue	11,473,208	5,266,878	7,632,467	13,838,797	16,994,025	21,443,827	3,066,426
Cost of sales	(7,030,156)	(3,281,218)	(4,391,428)	(8,140,366)	(9,356,965)	(11,795,708)	(1,686,764)
Gross profit	4,443,052	1,985,660	3,241,039	5,698,431	7,637,060	9,648,119	1,379,662
Other income	17,935	14,311	18,993	22,617	21,595	19,377	2,771
Selling and distribution expenses	(1,716,093)	(798,127)	(1,363,114)	(2,281,080)	(3,519,534)	(5,265,758)	(752,993)
General and administrative expenses	(633,613)	(313,908)	(357,689)	(677,394)	(931,651)	(1,225,373)	(175,226)
Other net income	114,106	72,850	21,105	62,361	114,696	195,610	27,972
Reversal/(credit loss) of credit loss on trade and other receivables	1,072	(3,716)	(2,080)	2,708	2,469	(33,241)	(4,753)
Impairment loss on non-current assets	(3,448)	—	(4,547)	(7,995)	(8,846)	(35,611)	(5,092)
Operating profit	2,223,011	957,070	1,553,707	2,819,648	3,315,789	3,303,123	472,341
Finance income	145,225	64,684	123,969	204,510	118,672	104,421	14,932
Finance costs	(34,622)	(16,345)	(25,202)	(43,479)	(92,915)	(430,930)	(61,622)
Net finance income/(costs)	110,603	48,339	98,767	161,031	25,757	(326,509)	(46,690)
Share of profit/(loss) of equity-accounted investees, net of tax	—	—	268	268	5,986	(834,453)	(119,325)
Other expenses	—	—	—	—	—	(70,332)	(10,057)
Changes in fair value of redemption liabilities	—	—	—	—	—	(158,491)	(22,664)
Profit before taxation	2,333,614	1,005,409	1,652,742	2,980,947	3,347,532	1,913,338	273,605
Income tax expense	(551,785)	(241,498)	(396,665)	(706,952)	(712,104)	(703,524)	(100,603)
Profit for the year/period	1,781,829	763,911	1,256,077	2,273,995	2,635,428	1,209,814	173,002

Note:

(1)

The unaudited financial results for the twelve months ended December 31, 2023 presented here and below are derived from the arithmetic combination of our audited financial results for the six months ended December 31, 2023 and the twelve months ended June 30, 2023, after arithmetic adjustments made to exclude the financial results of the first six months of the year ended June 30, 2023. Such information is included for comparison purposes only.

Year ended December 31, 2024 compared to year ended December 31, 2025

Revenue

Revenue was RMB21,443.8 million (US$3,066.4 million), representing an increase of 26.2% year over year.

Revenue from MINISO brand increased by 22.0% to RMB19,524.9 million (US$2,792.0 million), including (i) an increase of 16.8% in revenue from MINISO brand in Chinese mainland, and (ii) an increase of 29.3% in revenue from MINISO brand in overseas markets. The overseas revenue contributed to 44.2% of revenue from MINISO brand.

Revenue from TOP TOY brand increased by 94.8% to RMB1,915.6 million (US$273.9 million).

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 7,504 as of December 31, 2024 to 8,151 as of December 31, 2025. Our revenue per MINISO store, however, increased by around 8.5% from RMB2.3 million in 2024 to RMB2.5 million (US$0.4 million) in 2025. Same-store GMV growth of MINISO brand in Chinese mainland in 2025 was mid-single digit, compared to a same-store GMV decline of high-single digit in 2024. Same-store GMV decline of MINISO brand in overseas markets was low-single digit, compared to same-store GMV growth of mid-single digit in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our fiscal year-over-year same-store GMV has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales was RMB11,795.7 million (US$1,686.8 million), representing an increase of 26.1% year over year.

Gross profit and gross margin

Gross profit was RMB9,648.1 million (US$1,379.7 million), representing an increase of 26.3% year over year. Gross margin was 45.0%, compared to 44.9% last year.

Other income

Our other income was RMB19.4 million (US$2.8million) in 2025, compared to RMB21.6 million in 2024.

Selling and distribution expenses

Our selling and distribution expenses were RMB5,265.8 million (US$753.0 million), compared to RMB3,519.5 million, increased by 49.6% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB5,045.7 million (US$721.5 million), increased by 43.9% year over year. The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2025, total number of directly operated stores on the Group level was 768, compared to 568 as of December 31, 2024. For the fiscal year ended December 31, 2025, the revenue from directly operated stores increased by 71.3%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased by 50.2%. Licensing expenses increased by 44.6%, as a percentage of revenue ranging from 2.5% to 2.8% for the fiscal year ended December 31, 2025 and its comparative period, respectively. Promotion and advertising expenses increased by 23.0%, as a percentage of revenue stabilizing at around 3.3% for the fiscal year ended December 31, 2025, compared to 3.4% in its comparative period. Logistics expenses increased by 23.0% year over year.

General and administrative expenses

Our general and administrative expenses were RMB1,225.4 million (US$175.2 million) for the fiscal year ended December 31, 2025, compared to RMB931.7 million for the fiscal year ended December 31, 2024, increased by 31.5% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB1,077.5 million (US$154.1 million) for the fiscal year ended December 31, 2025, compared to RMB859.9 million for the fiscal year ended December 31, 2024, increased by 25.3% year over year.

Other net income

Our other net income was RMB195.6 million (US$28.0 million) for the fiscal year ended December 31, 2025, compared to RMB114.7 million for the fiscal year ended December 31, 2024. The year-over-year increase was mainly due to (i) an increase in fair value of other investments, and (ii) an increase of investment income in wealth management products.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB35.6 million (US$5.1 million) for the fiscal year ended December 31, 2025, compared to RMB8.8 million for the fiscal year ended December 31, 2024. We recorded impairment loss on non-current assets of directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB3,303.1 million (US$472.3 million) for the fiscal year ended December 31, 2025, compared to RMB3,315.8 million for the fiscal year ended December 31, 2024.

Net finance costs

Our net finance costs was RMB326.5 million (US$46.7 million) for the fiscal year ended December 31, 2025, compared to net finance income of RMB25.8 million for the fiscal year ended December 31, 2024. The year-over-year increase in net finance costs was due to (i) increased interest expenses in relation to the 2032 Securities and the bank loans used for acquisition of the equity interest of Yonghui Superstores Co., Ltd., both of which have been excluded in non-IFRS financial measures, and (ii) increased interest expenses on lease liabilities corresponding to our investment in directly operated stores.

Share of loss of equity-accounted investee, net of tax

Our share of loss of equity-accounted investees, net of tax was RMB834.5 million (US$119.3 million) for the fiscal year ended December 31, 2025, compared to share of profit of RMB6.0 million for the fiscal year ended December 31, 2024. The year-over-year change was mainly attributable to share of loss of Yonghui Superstores Co., Ltd., which has been excluded in non-IFRS financial measures.

Changes in Fair Value of Redemption Liabilities

Our changes in fair value of redemption liabilities was RMB158.5 million (US$22.7 million) for the fiscal year ended December 31, 2025, compared to nil for the fiscal year ended December 31, 2024, which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures.

Other expenses

Our other expenses were RMB59.1 million (US$8.5 million), mainly attributable to loss from fair value change of derivatives under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures.

Income tax expense

We recorded income tax expense of RMB703.5 million (US$100.6 million) in 2025, compared to RMB712.1 million for the fiscal year ended December 31, 2024.

Profit for the year

As a result of the foregoing, our profit for the year was RMB1,209.8 million (US$173.0 million) in 2025, compared to RMB2,635.4 million for the fiscal year ended December 31, 2024.

Year ended December 31, 2023 compared to year ended December 31, 2024

Revenue

Revenue was RMB16,994.0 million, representing an increase of 22.8% year over year, primarily driven by an 18.3% year-over-year increase in average store count.

Revenue from MINISO brand increased by 22.0% to RMB16,002.6 million, driven by (i) an increase of 10.9% in revenue from MINISO brand in Chinese Mainland, and (ii) an increase of 41.9% in revenue from MINISO brand in overseas markets. The year-over-year increase was primarily due to an increase of 21.8% in average store count. The overseas revenue contributed 41.7% of revenue from MINISO brand, compared to 35.9% in 2023.

Revenue from TOP TOY brand increased by 44.7% to RMB983.5 million, primarily powered by a low-single digit same-store sales growth and a rapid growth in average store counts.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 6,413 as of December 31, 2023 to 7,504 as of December 31, 2024. Our revenue per MINISO store, however, increased by 3.9% from RMB2.2 million in 2023 to RMB2.3 million in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuations from period to period.”

Cost of sales

Our cost of sales was RMB9,357.0 million in 2024, which was stable compared to cost of sales of RMB8,140.4 million in 2023.

Gross profit and gross margin

Gross profit increased by 34.0% from RMB5,698.4 million in the year ended December 31, 2023 to RMB7,637.1 million in 2024, and gross margin increased from 41.2% to 44.9% during the same period. The increase in gross profit and gross margin was mainly driven by (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other income

Our other income was RMB21.6 million in 2024, compared to RMB22.6 million in 2023.

Selling and distribution expenses

Our selling and distribution expenses increased by 54.3% from RMB2,281.1 million in 2023 to RMB3,519.5 million in 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB2,211.4 million to RMB3,506.1 million during the same period. The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2024, total number of directly operated stores in overseas markets was 505, doubling from a year ago. In 2024, revenue from directly operated stores also doubled, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased by 72.2%. Promotion and advertising expenses increased by 37.7% in 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased by 29.2%, as a percentage of revenue stabilizing at around 2% in both comparative periods. Logistics expenses increased by 51.0%, mainly reflecting the rising freight costs caused by the tension in international shipping.

General and administrative expenses

Our general and administrative expenses increased by 37.5% from RMB677.4 million in 2023 to RMB931.7 million in 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 29.4% from RMB664.4 million to RMB859.9 million during the same period, which was primarily due to the increase of personnel-related expenses in relation to the growth of our business.

Other net income

Our other net income was RMB114.7 million in 2024, as compared to other net income of RMB62.4 million in 2023. The year-over-year increase was mainly due to an increase in investment income in wealth management products, and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Impairment loss on non-current assets

Our impairment loss on non-current assets was RMB8.0 million and RMB8.8 million in 2023 and 2024, respectively. The impairment loss on non-current assets was related to our directly operated stores.

Operating profit

As a result of the foregoing, we recorded operating profit of RMB3,315.8 million in 2024, representing an increase of 17.6% from RMB2,819.6 million in 2023.

Net finance income

Our net finance income was RMB25.8 million, compared to RMB161.0 million in 2023. The year-over-year decrease was mainly due to a decrease in interest income as a result of lower interest rate and reduced bank deposits principal as we reallocated certain resources to wealth management products, coupled with an increase in finance cost due to increased interest expenses on lease liabilities in line with our investment in directly operated stores.

Share of profit/(loss) of equity-accounted investee, net of tax

For the year ended December 31, 2024, our share of loss of an equity-accounted investee, net of tax was RMB6.0 million, which was mainly due to our investment(s) into and share of profit of the associate companies. For the year ended December 31, 2023, our share of profit of an equity-accounted investee, net of tax was RMB0.3 million.

Income tax expense

We recorded income tax expense of RMB712.1 million in 2024, compared to RMB707.0 million in 2023.

Profit for the year

As a result of the foregoing, our profit for the year increased by 15.9% from RMB2,274 million in 2023 to RMB2,635.4 million in 2024.

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

Non-IFRS Financial Measure

In evaluating the business, we consider and use adjusted operating profit, adjusted net profit, adjusted EBITDA, adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess our operating performance. We define adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses. We also define adjusted net profit as profit excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to equity linked securities, interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd., share of profit or loss of Yonghui Superstores Co., Ltd., net of tax, and changes in fair value of redemption liabilities arising from preferred shares. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to equity linked securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd. and income tax expense. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

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

We recorded adjusted operating profit of RMB2,902.4 million, RMB3,401.0 million and RMB3,671.0 million (US$524.9 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

We recorded adjusted net profit of RMB2,356.7 million, RMB2,720.6 million and RMB2,898.2 million (US$414.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

We recorded adjusted EBITDA of RMB3,571.4 million, RMB4,334.3 million and RMB4,959.9 million (US$709.3 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

The following table reconciles our adjusted operating profit, adjusted net profit and adjusted EBITDA for the years ended December 31, 2023, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with IFRS, which includes operating profit and profit for the year/period.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(Unaudited)
	(in thousands)
Operating profit	2,819,648	3,315,789	3,303,123	472,341

Add back:
Equity-settled share-based payment expenses	82,734	85,184	367,869	52,605
Adjusted operating profit	2,902,382	3,400,973	3,670,992	524,946

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(Unaudited)
	(in thousands, except for per ordinary share and per ADS data)
Profit for the year/period	2,273,995	2,635,428	1,209,814	173,002
Add back:
Equity-settled share-based payment expenses	82,734	85,184	367,869	52,605
Loss from fair value change of derivatives(1)(2)	—	—	25,668	3,670
Issuance cost of derivatives(1)(3)	—	—	44,664	6,387
Interest expenses related to equity linked securities and the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd.(1)	—	—	278,973	39,893
-Interest expenses related to equity linked securities(4)	—	—	192,342	27,505
-Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd.	—	—	86,631	12,388
Share of loss of Yonghui Superstores Co., Ltd., net of tax(1)	—	—	812,684	116,212
Changes in fair value of redemption liabilities(1)	—	—	158,491	22,664
Adjusted net profit	2,356,729	2,720,612	2,898,163	414,433

Adjusted net earnings per ordinary share(5)
-Basic	1.88	2.18	2.36	0.34
-Diluted	1.87	2.17	2.34	0.33

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	7.52	8.72	9.44	1.35
-Diluted	7.48	8.68	9.36	1.34

Notes:

(1)

These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its operating performance of core business in the future.

(2)

The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of equity linked securities and call spread. It was determined primarily by movements in the underlying share price.

(3)	The issuance cost of derivatives was a one-off expense that was related to equity linked securities.
(4)	For the year ended December 31, 2025, the RMB192.3 million interest expenses related to equity linked securities included RMB173.4 million non-cash portion and RMB18.9 million cash expense.
(5)

Adjusted basic and diluted net earnings per ordinary share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per ordinary share calculation on an IFRS basis.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(Unaudited)
	(in thousands)
Adjusted net profit	2,356,729	2,720,612	2,898,163	414,433

Add back:
Depreciation and amortization	464,245	808,694	1,206,305	172,499
Finance costs excluding interest expenses related to equity linked securities and the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd.	43,479	92,915	151,957	21,729
Income tax expense	706,952	712,104	703,524	100,603
Adjusted EBITDA	3,571,405	4,334,325	4,959,949	709,264

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

Revenue recognition

Product sales to retail partners. We have entered into a series of agreements with retail partners, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the retail partners are licensed to operate the retail partners stores and are authorized to sell, in their own retail stores, the products that they have purchased from us.

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

Impairments of property, plant and equipment and right-of-use assets related to self-operated stores

In considering the impairment losses that may be required for certain property, plant and equipment and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the recoverable amount of these assets, we evaluate market rental rates with the assistant of valuation professionals.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Source of Liquidity and Working Capital Sufficiency

Cash flows from operating activities and financing activities have been our primary sources of liquidity. Our cash and cash equivalents were RMB6,489.2 million, RMB6,415.4 million, RMB6,328.1 million and RMB6,817.1 million (US$974.8 million) as of June 30, 2023 and December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 44.5%, 41.8%, 0.5% and 13.1% of our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Hong Kong dollars and other currencies, respectively. Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash. As of December 31, 2025, we had unused banking facilities of around RMB3,578.3 million (US$511.7 million).

As of December 31, 2025, we had an outstanding borrowing, including current and non-current loans and borrowings, totaling RMB7,166.4 million (US$1,024.8 million), which mainly represented a loan from commercial banks with a principal amount of RMB3.5 billion used for the acquisition of equity interest of Yonghui Superstores Co., Ltd., and bond components of RMB2.4 billion related to the 2032 Securities.

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

Based on our current cash and cash equivalents and anticipated cash flows from operations, we believe that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2025.

In utilizing the proceeds from our offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Chinese Mainland regulation of loans to and direct investment in Chinese Mainland entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our Chinese Mainland subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year	For the six months		For the year
	ended June 30,	ended December 31,		ended December 31,
	2023	2022	2023	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(in thousands)
Net cash generated from operating activities	1,666,030	433,256	1,097,541	2,330,315	2,168,334	2,577,891	368,634
Net cash (used in)/generated from investing activities	(293,406)	(485,719)	177,073	369,386	(533,254)	(7,019,506)	(1,003,776)
Net cash (used in)/generated from financing activities	(325,956)	(149,789)	(1,320,899)	(1,497,066)	(1,720,623)	4,969,234	710,591
Net increase/(decrease) in cash and cash equivalents	1,046,668	(202,252)	(46,285)	1,202,635	(85,543)	527,619	75,449
Cash and cash equivalents at beginning of year as presented in the consolidated statement of cash flows	5,348,492	5,348,492	6,489,213	5,186,601	6,415,441	6,328,121	904,909
Effect of movements in exchange rates on cash held	94,053	40,361	(27,487)	26,205	(1,777)	(38,611)	(5,521)
Cash and cash equivalents at the end of the fiscal year	6,489,213	5,186,601	6,415,441	6,415,441	6,328,121	6,817,129	974,836

Operating activities

Net cash generated from operating activities for the fiscal year ended December 31, 2025 was RMB2,577.9 million (US$368.6 million). This amount was primarily attributable to a profit of RMB1,209.8 million (US$173.0 million) for the year, as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB1,206.3 million (US$172.5 million), and (ii) share of loss of equity-accounted investees, net of tax of RMB834.5 million (US$119.3 million), (iii) income tax of RMB703.5 million (US$100.6 million), and (iv) equity-settled share-based payment expenses of RMB367.9 million (US$52.6 million), which were partially offset by interest income of RMB104.4 million (US$14.9 million), investment income from other investments of RMB103.7 million (US$14.8 million), net change in fair value of other investments of RMB77.2 million (US$11.0 million) and changes in certain working capital accounts that affected operating cash flows, primarily consisting of an increase in trade and other payables of RMB576.2 million (US$82.4 million), partially offset by (i) an increase of trade and other receivables of RMB1,028.8 million (US$ 147.1 million) and (ii) an increase in inventories of RMB916.7 million(US$131.1 million). The increase in trade and other receivables was mainly due to an increase in trade receivables, VAT recoverable, miscellaneous expenses paid on behalf of franchisees, as well as rental deposit. The increase in inventories was mainly due to an increase in the number of stores and precautionary inventory buildup in anticipation of potential tariffs.

Net cash generated from operating activities for the fiscal year ended December 31, 2024 was RMB2,168.3 million. This amount was primarily attributable to a profit of RMB2,635.4 million for the year, as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB808.7 million, and (ii) income tax of RMB712.1 million, which were partially offset by an interest income of RMB118.7 million, and changes in certain working capital accounts that affected operating cash flows, primarily consisting of an increase in trade and other payables of RMB561.4 million, partially offset by (i) an increase in inventories of RMB828.1 million and (ii) an increase in trade and other receivables of RMB836.8 million. The increase in inventory was mainly due to an increase in the number of stores. The increase in trade and other receivables was mainly due to an increase in miscellaneous expenses paid on behalf of franchisees, trade receivables and prepayments for repurchase of shares.

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

Investing activities

Net cash used in investing activities for the fiscal year ended December 31, 2025 was RMB7,019.5 million (US$1,003.8 million), consisting primarily of proceeds from disposal of other investments of RMB25.1 billion (US$3.6 billion), partially offset by payments for purchases of other investments of RMB25.1 billion (US$3.6 billion) and payments for investments in equity-accounted investees of RMB6,285.8 million (US$898.9 million).

Net cash used in investing activities for the fiscal year ended December 31, 2024 was RMB533.3 million, consisting primarily of proceeds from disposal of other investments of RMB14.3 billion, partially offset by payments for purchases of other investments of RMB14.1 billion and payments for purchases of property, plant, equipment and intangible assets of RMB762.5 million.

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

Financing activities

Net cash generated from financing activities for the fiscal year ended December 31, 2025 was RMB4,969.2 million (US$710.6 million), primarily due to proceeds from loans and borrowings of RMB4,737.1 million (US$677.4 million) and proceeds from issue of equity linked securities, net of issuance costs of RMB3,842.9 million (US$549.5 million), partially offset by dividends paid to equity shareholders of the Company of RMB1,357.7 million (US$194.2 million), payment for purchases of options of RMB1,207.8 million (US$172.7 million), payment of capital element and interest element of lease liabilities of RMB897.5 million (US$128.3 million), repayment of loans and borrowings of RMB595.2 million (US$85.1 million) and payments of repurchase of shares of RMB535.2 million (US$76.5 million).

Net cash used in financing activities for the fiscal year ended December 31, 2024 was RMB1,720.6 million, primarily due to dividends paid to equity shareholders of our company of RMB1,244.3 million, payment of capital element and interest element of lease liabilities of RMB725.1 million and prepayments for repurchase of shares of RMB313.4 million, partially offset by proceeds from loans and borrowings of RMB563.8 million.

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

Holding company structure

MINISO Group Holding Limited is a holding company with no material operations of its own. We conduct our operations through our subsidiaries. As a result, MINISO Group Holding Limited’s ability to pay dividends, to some extent, depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our foreign invested subsidiaries in China may pay dividend from the after-tax profit after (i) it sets aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. See “Item 4. Information on the Company—B. Business Overview—Regulations—Chinese Mainland—Regulation related to dividend distribution.”

Contingent Liabilities and Treasury Policy

Contingent liabilities

Commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd., or Mingyou, being a subsidiary of our equity-accounted investee prior to October 27, 2021 and a subsidiary of MINISO Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for MINISO Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, MINISO Guangzhou entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to a local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If the above entities fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will be liable to compensate for the shortfall.

We had met the commitments for the five calendar years of 2021, 2022, 2023, 2024 and 2025. Therefore, we were not required to make any compensation to the local government. As such, no provision has been made in respect of this matter as of December 31, 2025.

Securities class action

In August 2022, a putative federal securities class action was filed against our company and certain officers and directors, alleging that we made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. We and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. We and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include capital expenditures, purchase of inventories, contractual obligations and obligations under our 2032 Securities, and we intend to fund those requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB264.8 million in the fiscal year ended June 30, 2023, RMB78.0 million and RMB264.8 million in the six months ended December 31, 2022 and 2023, and RMB360.9 million, RMB762.5 million and RMB997.7 million (US$142.7 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Purchases of inventories

Our purchase of inventories primarily includes lifestyle and pop toy products. Our inventories purchase amount were RMB7,068.7 million in the fiscal year ended June 30, 2023, RMB3,420.5 million and RMB4,721.4 million in the six months ended December 31, 2022 and 2023, and RMB8,369.6 million, RMB9,901.0 million and RMB13,709.2 million (US$1,960.4 million) in the years ended December 31, 2023, 2024 and 2025, respectively.

Contractual obligations

Capital commitments

Our capital commitments mainly include contracted purchases of software, property, construction projects, property improvements. Our capital commitments were RMB982.6 million, RMB837.2 million, RMB633.5 million and RMB394.2 million (US$56.4 million) as of June 30, 2023 and December 31, 2023, 2024 and 2025, respectively. The capital commitments as of December 31, 2025 were mainly attributable to the construction of the headquarters building.

Lease liabilities

Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. Our lease liabilities were RMB885.7 million, RMB1,245.3 million, RMB2,538.5 million and RMB3,664.6 million (US$524.0 million) as of June 30, 2023 and December 31, 2023, 2024 and 2025, respectively.

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and executive officers	Age	Position/Title
Guofu Ye	48	Founder, Chairman of the Board of Directors and Chief Executive Officer
Lili Xu	44	Independent Non-executive Director
Yonghua Zhu	45	Independent Non-executive Director
Yongping Wang	57	Independent Non-executive Director
Yunyun Yang	49	Vice President
Jingjing Zhang	39	Chief Financial Officer and Vice President

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

Ms. Lili Xu has served as our independent director since October 2020 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the New York Stock Exchange, since February 2021, an independent director of WEILONG Delicious Global Holdings Ltd. (HKEX: 9985), a snack food company listed on the Main Board of the Hong Kong Stock Exchange, since April 2021, and an independent director of PATEO CONNECT Technology (Shanghai) Cooperation. (HKEX: 2889), a company listed on the Main Board of the Hong Kong Stock Exchange and engaged in smart cockpit solutions in China, since September 2025. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China listed on the Main Board of the Hong Kong Stock Exchange, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the Hong Kong Stock Exchange, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the New York Stock Exchange, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014. Ms. Xu received a bachelor’s degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.

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

Mr. Yongping Wang has served as our independent director since November 2021 and was re-designated as an independent non-executive director upon our listing on the Hong Kong Stock Exchange on July 13, 2022. Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Hong Kong Stock Exchange, since June 2021, and an independent director of NanJi E-Commerce Co., Ltd. (SZSE: 002127), a China-based company providing integrated brand services, distributor brand authorization services and mobile internet marketing business and listed on the Shen Zhen Stock Exchange, since September 2024, and a director of Yonghui Superstores Co., Ltd (SSE: 601933) since March 2025. From April 2017 to May 2020, he served as an independent director at Winner Technology Co., Ltd. (SZSE: 300609), a China-based company principally engaged in offline consumer behavior data analysis and listed on the Shen Zhen Stock Exchange. From December 2019 to December 2025, he also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shen Zhen Stock Exchange. Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd., a limited liability company established in China principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Before joining us, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002. Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

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

Mr. Jingjing Zhang has served as the chief financial officer of our company since January 2023. Prior to his promotion as the chief financial officer, Mr. Zhang served as the vice president of capital markets of our company from September 2022, in charge of our company’s capital markets matters, including investor relations, strategic investment and acquisitions, as well as corporate strategy and treasury. Mr. Zhang joined us in January 2021 as the director of capital markets. Mr. Zhang has over 14 years of experience in capital markets. Before joining us, Mr. Zhang started his career in auditing at PricewaterhouseCoopers, after which he served in various roles mainly in capital markets in the U.S., Hong Kong and China A share markets, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB). Mr. Zhang has served as a director of Yonghui Superstores Co., Ltd (SSE: 601933) since March 2025. Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011, and graduated from the finance executive program at China Europe International Business School in 2025. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB8.0 million (US$1.1 million) in cash to our executive officers and an aggregate of RMB2.8 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of ordinary shares that may be issued under Amended and Restated 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 ordinary shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 ordinary shares reserved for issuance pursuant to any awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On October 18, 2022, we transferred all of the 1,546,909 ADSs that we repurchased as of September 22, 2022 pursuant to a share repurchase program we adopted in December 2021 to our share incentive awards holding vehicles under the Amended and Restated 2020 Share Incentive Plan for future grants of share incentive awards. The 6,187,636 ordinary shares underlying the 1,546,909 repurchased ADSs were deemed to be issued from the pool of 54,715,080 reserved shares under the Amended and Restated 2020 Share Incentive Plan, and thus the amount of reserved shares available for future grants was reduced to 48,527,444. On March 20, 2024, we granted 20,871,490 RSUs representing the same number of new shares from the pool of 48,527,444 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 27,655,954. Following the departure of certain employees, 3,334,946 ordinary shares were forfeited, and consequently, as of March 31, 2026, we retained the capacity to issue up to 30,990,900 shares under the 2020 Plan. On April 3, 2026, we granted 327,558 RSUs representing the same number of new shares from the pool of 30,990,900 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 30,663,342.

As of March 31, 2026, we had outstanding options to purchase a total of 2,936,968 ordinary shares and 21,964,040 restricted share units that were outstanding under the Amended and Restated 2020 Share Incentive Plan.

Survived share incentive awards

The following paragraphs summarize the principal terms of share incentive awards we adopted previously and survived the termination of our previous share incentive plan(s), if any. Other than these terms, the survived share incentive awards are also bound by the terms of the Amended and Restated 2020 Share Incentive Plan.

Restricted shares

Our board of directors approved grants of 79,425,248 restricted shares to our employees and issued these restricted shares to several share incentive holding vehicles to hold these restricted shares on behalf of our employees. The total number of restricted shares granted to our employees and held by those share incentive holding vehicles was subsequently reduced to 78,528,548 in September 2020. All restricted shares granted are subject to repurchase arrangements and transfer restrictions. As of March 31, 2026, other than 2,785,136 restricted shares that had been forfeited or repurchased, all restrictions on 75,743,412 previously granted restricted shares had been lifted. As of March 31, 2026, no restricted shares remained available for future grant share incentive awards.

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

As of March 31, 2026, options to purchase a total of 2,936,968 ordinary shares granted to our employees are outstanding. The following paragraphs summarize key terms of the option award agreements.

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

Restricted share units

To make full use of the ordinary shares held by MCYP Management Limited, we started to grant restricted share units in December 2022 based on ordinary shares held by MCYP Management Limited that were available for further grant of awards. The ordinary shares underlying the restricted share units granted are held by MCYP Management Limited. Upon vesting of granted restricted share units, the corresponding ordinary shares will be deemed to be issued to the relevant grantees. As of March 31, 2026, we had a total of 21,964,040 restricted share units granted and outstanding.

New share incentive awards

Apart from the survived share incentive awards, the Amended and Restated 2020 Share Incentive Plan also reserved certain amount of ordinary shares to be issued pursuant to any new awards to be granted under the Amended and Restated 2020 Share Incentive Plan. On March 20, 2024, we granted 20,871,490 RSUs representing the same number of new shares from the pool of 48,527,444 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 27,655,954. Following the departure of certain employees, 3,334,946 ordinary shares were forfeited, and consequently, as of March 31, 2026, we retained the capacity to issue up to 30,990,900 shares under the 2020 Plan. On April 3, 2026, we granted 327,558 RSUs representing the same number of new shares from the pool of 30,990,900 reserved shares, and thus the amount of reserved shares available for future grants was reduced to 30,663,342.

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

The following table summarizes, as of March 31, 2026, the number of granted and outstanding options and restricted share units held by our directors and executive officers.

	Options/Restricted	Grant/Exercise		Date of
Name	Share Units	Price	Date of Grant	Expiration
Lili Xu	20,000	US$0 per share	October 15, 2020	January 16, 2030
All directors and executive officers as a group	20,000

As of March 31, 2026, our employees other than directors and executive officers as a group held (i) outstanding options to purchase 2,916,968 ordinary shares with an exercise price of US$0.036 per share, and (ii) 21,964,040 outstanding restricted share units.

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

D.Employees

We had a total of 8,329 full-time employees as of December 31, 2025. 3,204 of our full-time employees were located in Chinese mainland and 5,125 full-time employees were located in overseas countries. The following table sets forth the number of our employees in China by function as of December 31, 2025.

Functions	Number of Employees
Product Development and Supply Chain Management	1,503
General and Administrative	697
Operations	5,684
Sales and Marketing	214
Technology	231
Total	8,329

Our total remuneration cost incurred for the fiscal year ended December 31, 2025 was RMB2,296.5 million, as compared to RMB1,475.9 million for the year ended December 31, 2024.

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

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 by:

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

Percentage of beneficial ownership is based on a total of 1,238,960,393 outstanding ordinary shares of our company as of March 31, 2026. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Accordingly, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
Directors and executive officers*:	Amount	%†
Guofu Ye(1)	789,541,061	63.7%
Lili Xu	20,000	—
Yonghua Zhu	42,528	—
Yongping Wang	—	—
Yunyun Yang(2)	789,541,061	63.7%
Jingjing Zhang	243,874	—
All directors and executive officers as a group	789,847,463	63.8%

Principal shareholders:
Mini Investment Limited(3)	328,290,482	26.5%
YYY MC LIMITED(4)	257,849,197	20.8%
YGF MN LIMITED(5)	194,465,382	15.7%
Norges Bank(6)	62,502,740	5.0%

Notes:

*

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

†

For each person or group included in this column, percentage of ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of March 31, 2026, by the sum of (i) the total number of outstanding ordinary shares as of March 31, 2026, and (ii) the number of ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2026, such as ordinary shares underlying share options, restricted shares, and warrants held by such person or group that are exercisable within 60 days of March 31, 2026.

(1)	Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 8,936,000 ordinary shares (including 96,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iv) 194,465,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (v) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC Limited and YYY MC Limited.

(2)	Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands.

All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC Limited and YYY MC Limited.

(3)	Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited. The business address of Mini Investment Limited is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China.
(4)	Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is both the settlor and the protector of YYY Trust and is deemed to be the controlling person of the trust. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED. The business address of YYY MC LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China.
(5)	Represents 194,465,382 ordinary shares held by YGF MN LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MN LIMITED is held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, as to 1%, and held by YY Capital Ltd., a limited liability company incorporated under the laws of British Virgin Islands, as to 99%. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Guofu Ye as the settlor. The business address of YGF MN LIMITED is c/o 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MN LIMITED.
(6)	Represents 62,502,740 ordinary shares beneficially owned by Norges Bank based on a Schedule 13G/A filed by Norges Bank on July 28, 2025. The shares reported therein are invested on behalf of the Government of Norway. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway.

To our knowledge, as of March 31, 2026, on the same basis of calculation as above, about 9% of our total issued and outstanding ordinary shares were held by one record shareholder in the United States, namely, The Bank of New York Mellon, the depositary of our ADS program, which held 114,672,816 ordinary shares represented by 28,668,204 ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Related Party Transactions

Provision of information technology support and consulting services

We entered into an information technology support and consulting services agreement with Haydon (Shanghai) Technology Co., Ltd., a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 for a consideration of RMB0.9 million, RMB26.0 thousand, RMB50.0 thousand and nil, respectively.

We entered into an information technology support and consulting services agreement with Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 for a consideration of RMB2.7 million, RMB1.5 million, RMB3.0 million and RMB0.7 million (US$0.1 million), respectively.

We entered into an information technology support and consulting services agreement with ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 for a consideration of RMB0.2 million, RMB0.1 million, RMB81.0 thousand and nil, respectively.

We entered into an information technology support and consulting services agreement with Henhaohe Tea Guangdong limited, a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the fiscal year ended June 30, 2023 for a consideration of RMB0.2 million.

We entered into an information technology support and consulting services agreement with Vision (Guangdong) Enterprise Management Co., Ltd., a company controlled by Mr. Guofu Ye. Pursuant to the agreement, we provided business management systems deployment and support services during the year ended December 31, 2025 for a consideration of RMB1.9 million (US$0.3 million).

Sales of products

During the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, we sold goods of RMB18.0 million, RMB11.6 million, RMB15.7 million and nil to Miniso Lifestyle Nigeria Limited, a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, we sold goods of RMB4.0 million, RMB3.0 million, RMB5.6 million and nil, respectively, to Miniso (Zhaoqing) Industrial Investment Co., Ltd., a company controlled by Mr. Guofu Ye.

For the fiscal year ended June 30, 2023 and the fiscal years ended December 31, 2024 and 2025, we sold goods of RMB85.0 thousand, RMB3.0 thousand and RMB29.0 thousand (US$4.1 thousand), respectively, to WoW Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye.

For the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, we sold goods of RMB10.0 million, RMB78.7 million and RMB136.8 million (US$19.6 million), respectively, to KOURITEN LIMITED, one of our equity investees.

For the fiscal years ended December 31, 2024 and 2025, we sold goods of RMB5.6 million and RMB43.4 million (US$6.2 million), respectively, to Miniso Winky Italy S.r.l., one of our equity investees. In May 2025, the Company purchased the remaining equity interest of Miniso Winky Italy S.r.l. and it ceased be a related party since then.

For the fiscal year ended December 31, 2025, we sold goods of RMB12.7 million (US$1.8 million) to Miniso France Travel Retail, one of our equity investees.

For the fiscal year ended December 31, 2025, we sold goods of RMB750.0 thousand (US$107.2 thousand) Miniso France Development, one of our equity investees.

For the fiscal year ended December 31, 2025, we sold goods of RMB745.0 thousand (US$106.5 thousand) to Fujian Yuntong Supply Chain Co., Ltd., one of our equity investees.

License Fee

We entered into an licensing agreement with KOURITEN LIMITED, one of our equity investees. Pursuant to the agreement, we provided licensing right during the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 for a consideration of RMB87.0 thousand, RMB4.1 million and RMB5.8 million (US$0.8 million), respectively.

We entered into an licensing agreement with MINISO France Travel Retail, one of our equity investees. Pursuant to the agreement, we provided licensing right during the fiscal years ended December 31, 2025 for a consideration of RMB2.1 million (US$0.3 million).

We entered into an licensing agreement with MINISO France Development, one of our equity investees. Pursuant to the agreement, we provided licensing right during the fiscal years ended December 31, 2025 for a consideration of RMB91.0 thousand (US$13.0 thousand).

Purchases of products

For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, we purchased goods from Shanghai Kerong Networks Limited, a company that Mr. Guofu Ye has significant influence, for a consideration of RMB12.1 million, RMB2.3 million, RMB2.4 million and RMB430.0 thousand (US$61.5 thousand), respectively. As of December 31, 2025, the outstanding payable amount to Shanghai Kerong Networks Limited was RMB100.0 thousand (US$14.3 thousand).

For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025, we purchased lifestyle products from Wow Colour Beauty Guangdong Technology Limited, a company controlled by Mr. Guofu Ye, for a consideration of RMB1.0 thousand, RMB23.0 thousand, RMB0.1 million and RMB542.0 thousand (US$77.5 thousand), respectively. As of December 31, 2025, the outstanding payable amount to Wow Colour Beauty Guangdong Technology Limited was RMB3.0 thousand (US$0.4 thousand).

For the fiscal year ended June 30, 2023, we purchased lifestyle products from ACC Super Accessories Shenzhen Technology Limited, a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB0.2 million. As of December 31, 2025, the outstanding payable amount to ACC Super Accessories Shenzhen Technology Limited was nil.

For the fiscal year ended June 30, 2023, we purchased lifestyle products from ACC Super Accessories International Trade (Shenzhen) Co., Ltd., a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB0.5 million. As of December 31, 2025, the outstanding payable amount to ACC Super Accessories Shenzhen Technology Limited was nil.

For the fiscal year ended June 30, 2023, we purchase goods of RMB0.4 million, from Guangzhou Mingyou Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye. As of December 31, 2025, outstanding payable amount to Guangzhou Mingyou Business Development Co., Ltd. was RMB44.0 thousand (US$6.3 thousand).

For the fiscal year ended December 30, 2024, we purchased lifestyle products from Add a friend (Guangzhou) Co., Ltd., a company significantly influenced by Mr. Guofu Ye, for a consideration of RMB80.0 thousand. As of December 31, 2025, the outstanding payable amount to Add a friend (Guangzhou) Co., Ltd. was nil.

Purchase of catering services

For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, we purchased catering services from Guangzhou Chuyunju Catering Management Co., Ltd., a company controlled by Mr. Guofu Ye, for a consideration of RMB6.1 million, RMB3.9 million, RMB7.6 million and RMB7.8 million (US$1.1 million), respectively. As of December 31, 2025, our outstanding payable amount to Guangzhou Chuyunju Catering Management Co., Ltd. was RMB2.0 million (US$0.3 million).

Rental and related expenses

During the fiscal year ended June 30, 2023, we entered into lease agreements with Miniso (Zhaoqing) Industrial Investment Co., Ltd. for lease of additional properties for storage of inventories with fixed lease payments ranging from two to three years. We recognized right-of-use assets and lease liabilities of RMB69.3 million in total at the commencement dates of these new leases. We also settled payment of rental deposits of RMB10.6 million, RMB0.1 million, RMB5.9 million and RMB5.8 million (US$0.8 million), respectively, in connection with these leases during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025. Total rental and related expenses incurred in connection with the lease of this property during the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 were RMB200.0 thousand, RMB5.8 million and RMB2.3 million (US$0.3 million). For the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, we paid lease payments of RMB26.6 million, RMB19.3 million, RMB43.4 million and RMB58.6 million (US$8.4 million), respectively, to Miniso (Zhaoqing) Industrial Investment Co., Ltd. As of December 31, 2025, lease liabilities due to Miniso (Zhaoqing) Industrial Investment Co., Ltd. was RMB128.5 million (US$18.4 million).

In March 2023, we entered into a five-year lease agreement with fixed lease payments with Guangzhou Mingyou Business Development Co., Ltd., a company significantly influenced by Mr. Guofu Ye, in respect of a property for store operation. In April 2023, the five-year lease agreement was cancelled and replaced with a short-term lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. In January 2024, we entered into another twelve-month lease agreement with Guangzhou Mingyou Business Development Co., Ltd. for the same property. Total rental and related expenses incurred in connection with the lease of this property during the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal years ended December 31, 2024 and 2025 were RMB2.4 million, RMB4.0 million, RMB8.0 million and RMB2.0 million (US$0.3 million), respectively. We also paid rental deposit of RMB1.7 million in connection with the lease of this property during the fiscal year ended June 30, 2023.

In August 2023, we entered into a lease agreement with fixed lease payments with Guangzhou Mingyou Business Management Co., Ltd., a company significantly influenced by Mr. Guofu Ye, in respect of a property for an one-off marketing campaign. During the six months ended December 31, 2023, we had a payment of earnest money in connection with lease of a property for store operation of RMB1.0 million to Guangzhou Mingyou Business Management Co., Ltd.

Loan to Related Party

In June 2024, we entered into a loan agreement with Miniso Winky Italy S.r.l., one of our equity investees. During the fiscal year ended December 31, 2024 and 2025, we lent an amount of RMB19.7 million and RMB27.3 million (US$3.9 million) to Miniso Winky Italy S.r.l. pursuant to the loan agreement. As of December 31, 2025, the current trade and other receivables from Miniso Winky Italy S.r.l. was nil. In May 2025, the Company purchased the remaining equity interest of Miniso Winky Italy S.r.l. and it ceased be a related party since then.

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

Legal Proceedings

In August 2022, a putative federal securities class action was filed against us and certain of our officers and directors, or the Defendants, alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. We and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision.

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

Dividend Policy

On July 27, 2023, our board of the directors has approved and adopted a dividend policy, effective immediately upon approval. On March 31, 2026, the Board has approved the amendment of the dividend policy adopted by the Company to amend the definition of adjusted net profit under the dividend policy, pursuant to which the Company could declare and distribute dividends in an amount equal to approximately 50% of the adjusted net profit, a non-IFRS measure defined as profit for the period after excluding certain items as determined by the management such as share-based payments, non-cash charges, non-operating items and non-recurring items, with the exact calculation and amount to be determined and announced by our board from time to time based on the Company’s financial performance and cash position prior to the declaration and distribution. For details, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-IFRS Financial Measure” for further details. Our board of directors will take into account the actual and expected operations and profitability conditions, capital requirements and surplus, overall financial position, contractual restrictions and other factors that our board of directors may deem relevant in evaluating the decision to declare dividend and the exact amount of dividends for distribution. Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all are at the discretion of our board of directors.

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

On August 22, 2023, our board of directors approved the distribution of a final cash dividend in the amount of US$0.412 per ADS or US$0.103 per ordinary share, payable as of the close of business on September 19, 2023 to the holders of ADSs and ordinary shares of record as of the close of business on September 7, 2023, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was US$128.8 million.

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

On March 21, 2025, our board of directors declared a final cash dividend in the amount of US$ 0.3268 per ADS, or US$0.0817 per ordinary share, to shareholders of record as of the close of business on April 8, 2025. The aggregate amount of cash dividends paid was US$101.3 million, which is approximately 50% of our adjusted net profit for the six months ended December 31, 2024.

On August 21, 2025, our board declared an interim cash dividend in the amount of US$0.2896 per ADS, or US$0.0724 per ordinary share, to shareholders of record as of the close of business on September 5, 2025. The aggregate amount of cash dividend paid was US$88.9 million (RMB630.9 million).

On March 31, 2026, our board of directors declared a final cash dividend in the amount of US$0.3764 per ADS, or US$0.0941 per ordinary shares, to the shareholders of record as of the close of business on April 20, 2026. The aggregate amount of cash dividend to be paid is approximately US$115.8 million (RMB809.7 million). The payment date is expected to be on April 29, 2026 for holders of Shares and around May 4, 2026 for holders of ADSs.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China and overseas for our cash requirements, including any payment of dividends to our shareholders. PRC and other regulations may restrict the ability of our subsidiaries to pay dividends to us. In particular, PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Pursuant to the PRC Company Law, each of our PRC subsidiaries may pay dividend from the after-tax profit after (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of such PRC subsidiary from prior fiscal years have been offset. See “Item 4. Information on the Company—B. Business Overview—Regulations— Chinese Mainland —Regulation related to dividend distribution.”

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

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our third amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of share premium account, capital redemption reserve and profit and loss account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, any special resolutions passed by our shareholders, and a list of the names of the current director of the company upon payment of a fee to the Cayman Registrar). Our directors have discretion under our third amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, except as conferred by law or authorized by our directors or by an ordinary resolution of our shareholders and save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as our board of directors may impose) be open to inspection by our shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the HKEx Listing Rules as our board of directors may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. However, we intend to provide our shareholders with annual audited financial statements.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations— Chinese Mainland —Regulation related to foreign exchange.”

E.Taxation

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations promulgated thereunder (“Regulations”), pertinent judicial decisions, interpretive rulings of the Internal Revenue Service (the “IRS”), and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, tax-exempt organizations (including private foundations), partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) and their partners, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our equity (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the U.S. dollar or certain former citizens or long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift, any minimum tax or Medicare tax considerations. You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of owning and disposing of our ADSs or ordinary shares.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not presently expect to be a PFIC for the current taxable year. However, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the value of our assets and the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Recent declines in the market price of our ADSs increased our risk of being or becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded other than in de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election will be available to U.S. Holders of ADSs if we are or become a PFIC. However, there can be no assurance that our ADSs will continue to be regularly traded on a qualified exchange in later years. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

I.Subsidiary Information

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

Foreign Exchange Risk

Our financial reporting currency is the RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of the RMB against the U.S. dollar has a positive effect on our results of operations, while a strengthening of the RMB against the U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk for the fiscal year ended December 31, 2025.

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

As of December 31, 2025, our net exposure arising from U.S. dollar-denominated recognized assets and liabilities, including cash and cash equivalents, trade and other receivables, and trade and other payables, and expressed in Renminbi, were RMB255.4 million. If the U.S. dollar had appreciated or depreciated by 1% against the RMB, our profit after tax and retained earnings for the fiscal year ended December 31, 2025 would have increased or decreased by RMB2.1 million.

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

For the fiscal year ended December 31, 2025, we were entitled to receive RMB5.5 million (US$0.8 million) from the depositary as reimbursement for our expenses incurred for establishment and maintenance of the ADR program. This amount has been fully paid to us as of the date of this annual report.

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

As of December 31, 2025, we had used approximately US$241.4 million of the net proceeds from our initial public offering, including approximately US$42.8 million in purchasing IT systems and renovating MINISO stores that we directly operated, approximately US$184.9 million in our new headquarters building project and US$13.7 million in the lease of a warehouse. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1 for the initial public offering, to expand our store network, invest in our warehouse and logistics network, invest in our business and infrastructure expansion, technologies and information systems, and use the remainder for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited our internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, as stated in its report, which appears on page F-4 of this annual report.

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated:

	Year ended	Year ended
	December 31,	December 31,
	2024	2025*

	(in RMB thousands)
Audit fees(1)	15,000	14,700
Audit-related fees(2)	2,000	—
Tax fees(3)	609	1,639
All other fees(4)	317	30

Notes:

*

On June 12, 2025, our previous auditors, KPMG Huazhen LLP, retired upon the expiration of their term of office, and Ernst & Young and Ernst & Young Hua Ming LLP were appointed as our auditors following the retirement of KPMG Huazhen LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors authorized and approved a new share repurchase program on August 30, 2024, under which we may repurchase up to HK$2 billion (US$256.4 million) in value of our outstanding ordinary shares and/or the ADSs representing our ordinary shares over a period of 12 months starting from the date on which the new share repurchase program was approved. On March 21, 2025, our board of directors authorized and approved for an extension of the duration of this share repurchase program to June 30, 2026.

The table below is a summary of the shares repurchased by us during the effective period of the share repurchase program. All shares were repurchased in the open market pursuant to the share repurchase program adopted on August 30, 2024, as extended on March 21, 2025.

Total Number of
		Average Price	ADSs/Ordinary Shares	Approximate
	Total Number of	Paid Per	Purchased(2) as Part of	Dollar Value of
	ADSs/Ordinary	ADS/Ordinary	the Publicly	ADSs that May
Period	Shares Purchased(2)	Share	Announced Plan	Yet Be Purchased(1)
August 2024 (August 31)	—	—	—	US$256.4 million
September 2024	935,351 ADSs 2,466,000 ordinary shares	US$14.9 HK$27.34	935,351 ADSs 2,466,000 ordinary shares	US$233.8 million
October 2024	50,200 ADSs	US$15.34	50,200 ADSs	US$233.1 million
November 2024	—	—	—	US$233.1 million
December 2024	—	—	—	US$233.1 million
January 2025	—	—	—	US$233.1 million
February 2025	—	—	—	US$233.1 million
March 2025	13,150 ADSs 1,266,600 ordinary shares	US$18.4 HK$37.07	13,150 ADSs 1,266,600 ordinary shares	US$226.8 million
April 2025	405,306 ADSs 5,163,200 Ordinary shares	US$16.28 HK$29.94	405,306 ADSs 5,163,200 Ordinary shares	US$200.4 million
May 2025	146,413 ADSs 554,600 ordinary shares	US$17.89 HK$34.95	146,413 ADSs 554,600 ordinary shares	US$195.3 million
June 2025	260,092 ADSs 1,183,200 ordinary shares	US$17.90 HK$34.85	260,092 ADSs 1,183,200 ordinary shares	US$185.3 million
July 2025	263,200 ADSs 1,015,800 ordinary shares	US$18.19 HK$35.28	263,200 ADSs 1,015,800 ordinary shares	US$176 million
August 2025	23,534 ADSs 159,000 ordinary shares	US$18.95 HK$37.37	23,534 ADSs 159,000 ordinary shares	US$174.7 million
September 2025	—	—	—	US$174.7 million
October 2025	—	—	—	US$174.7 million
November 2025	42,223 ADSs 972,000 ordinary shares	US$19.22 HK$36.94	42,223 ADSs 972,000 ordinary shares	US$169.3 million
December 2025	96,956 ADSs 2,280,400 ordinary shares	US$19.28 HK$37.55	96,956 ADSs 2,280,400 ordinary shares	US$156.5 million
January 2026	103,617 ADSs 557,800 ordinary shares	US$19.07 HK$37.41	103,617 ADSs 557,800 ordinary shares	US$151.8 million
February 2026	183,769 ADSs 586,600 ordinary shares	US$18.93 HK$36.91	183,769 ADSs 586,600 ordinary shares	US$145.6 million
March 2026	346,038 ADSs 1,380,200 ordinary shares	US$16.61 HK$32.70	346,038 ADSs 1,380,200 ordinary shares	US$134 million
April 2026 (as of April 2, 2026)	15,396 ADSs 60,600 ordinary shares	US$16.38 HK$32.24	15,396 ADSs 60,600 ordinary shares	US$133.5 million
Total	2,885,245 ADSs 17,646,000 ordinary shares	US$16.70 HK$33.01	2,885,245 ADSs 17,646,000 ordinary shares	US$133.5 million
(1)	The amounts are originally denominated in HK$ and have been translated into US$ at the rate of HK$7.80 to US$1.00. The conversion rate and the Hong Kong dollar equivalent is for illustration purposes only.
(2)	Several repurchases consisted of ADSs repurchased on the NYSE and ordinary shares repurchased on the Hong Kong Stock Exchange.

As of the date of this annual report, 2,885,245 of the ADSs and 17,646,000 of the ordinary shares repurchased by our company under the share repurchase program adopted on August 30, 2024 and among which 2,097,246 of the ADSs and 11,792,400 of the ordinary shares have been cancelled.

Item 16F.Change in Registrant’s Certifying Accountant

At the conclusion of the annual general meeting of our shareholders held on June 12, 2025, our previous auditors, KPMG and KPMG Huazhen LLP, retired upon the expiration of their term of office and did not stand for reelection. The appointment of Ernst & Young, or EY, and Ernst & Young Hua Ming LLP, or EY HM, as our auditors following the retirement of KPMG and KPMG Huazhen LLP was approved by our shareholders at the same annual general meeting. The engagement of EY and EY HM had been recommended by our audit committee and approved by our board of directors.

The reports of KPMG Huazhen LLP on our consolidated financial statements for the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 and the subsequent period through June 12, 2025, there were no disagreements between the Company and KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Huazhen LLP, would have caused KPMG Huazhen LLP to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there were no “‘reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F, requiring disclosure by us.

We provided KPMG Huazhen LLP with a copy of the foregoing disclosure and requested from KPMG Huazhen LLP a letter addressed to the SEC indicating whether it agrees with such disclosure. A copy of KPMG Huazhen LLP’s letter dated April 24, 2026 is hereby filed as Exhibit 16.1 to this annual report.

During the fiscal year ended June 30, 2023, the six months ended December 31, 2023 and the fiscal year ended December 31, 2024 and the subsequent interim period through June 12, 2025, neither we nor anyone on behalf of us has consulted with EY HM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice that EY HM concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the NYSE because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirements that (i) a nominating committee composed entirely of independent directors, and (ii) a compensation committee composed entirely of independent directors. If we choose to rely on additional exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted NYSE corporate governance listing standards.

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
4.2

Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.4

Form of employment agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

4.5

Dairy Farm Share Purchase Agreement dated September 23, 2024, together with the Supplemental Agreement to Share Purchase Agreement dated December 18, 2024 between THE DAIRY FARM COMPANY, LIMITED and Guangdong Juncai International Trading Co., Ltd. (incorporated by reference to Exhibit 4.5 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)

4.6

Beijing Jingdong Share Purchase Agreement dated September 23, 2024 between Beijing Jingdong Century Trading Co., Ltd., Suqian Hanbang Investment Management Co., Ltd. and Guangdong Juncai International Trading Co., Ltd. (incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)

4.7

Trust Deed, dated as of January 14, 2025, by and between the Registrant, as issuer, and The Bank of New York Mellon, London Branch, as trustee, related to US$550 million 0.5 Per Cent Equity Linked Securities Due 2032 (incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)

8.1*	List of principal subsidiaries of the Registrant
11.1

Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP
15.2*	Consent of KPMG Huazhen LLP
15.3*	Consent of JunHe LLP
15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1*	Letter from KPMG Huazhen LLP to the SEC
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)
99.1***	Consolidated Financial Statements of Yonghui Superstores Co., Ltd. as of December 31, 2025 and for the nine months ended December 31, 2025
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith
**	Furnished herewith
***	To be filed by amendment within six months of December 31, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
Name: Guofu Ye
Title: Chief Executive Officer

Date: April 24, 2026

MINISO Group Holding Limited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1408)	F-2
Report of Former Independent Registered Public Accounting Firm (PCAOB ID: 1186)	F-5
Consolidated Statements of Profit or Loss for the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025	F-6
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the year ended June 30 and 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025	F-7
Consolidated Statements of Financial Position as of December 31, 2024 and December 31, 2025	F-8
Consolidated Statements of Changes in Equity for the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025	F-9
Consolidated Statements of Cash Flows for the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025	F-13
Notes to the Consolidated Financial Statements	F-14

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MINISO Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of MINISO Group Holding Limited (the Company) as of December 31, 2025, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment of property, plant and equipment and right-of-use assets related to certain self-operated stores
Description of the Matter

As discussed in Notes 11 and 12 to the consolidated financial statements, the Company had property, plant and equipment and right-of-use assets related to self-operated stores of RMB753,371 thousand and RMB3,210,178 thousand, respectively, as of December 31, 2025. As discussed in Note 2(h)(ii), each individual self-operated store is a separate cash-generating unit (“CGU”). For each CGU when an indication of impairment is identified, an impairment assessment will be performed by comparing the carrying value of the CGU with its recoverable amount. During the year ended December 31, 2025, the Company recognized impairment loss of RMB35,611 thousand on the property, plant and equipment and right-of-use assets related to certain CGUs.

Auditing management’s impairment assessment was complex due to the estimation uncertainty involved in determining the recoverable amount of the related CGUs. The estimation uncertainty is primarily due to the underlying assumption used in estimating the recoverable amount, which is market rental rates. Changes in this assumption could have a material effect on the determination of the recoverable amount and, consequently, on the impairment assessment.

How We Addressed the Matter in Our Audit

We obtained an understanding, and evaluated the design and tested the operating effectiveness of internal controls over the Company’s impairment assessment process including tests of controls over management’s review of the market rental rates used in the impairment assessment.

To test the Company’s impairment assessment, we performed audit procedures that included, among others, involving our valuation specialists in evaluating the methodology used in determining the recoverable amounts, and assessing the reasonableness of the significant assumption used on a sample basis. We tested the completeness and accuracy of underlying data used. We also performed sensitivity analyses on the significant assumption discussed above to evaluate the changes in the recoverable amount resulting from changes in the assumption.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2025.

Shanghai, the People’s Republic of China

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MINISO Group Holding Limited

Opinion on Internal Control Over Financial Reporting

We have audited MINISO Group Holding Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, MINISO Group Holding Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and our report dated April 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

MINISO Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MINISO Group Holding Limited and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for years ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years ended June 30, 2023, the six months ended December 31, 2023 and the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2019 to 2025.

Guangzhou, China

April 24, 2025

Consolidated statements of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year	For the six	For the year	For the year
		ended	months ended	ended	ended
		June 30,	December 31,	December 31,	December 31,
	Notes	2023	2023	2024	2025
		RMB’000	RMB’000	RMB’000	RMB’000

Revenue	5	11,473,208	7,632,467	16,994,025	21,443,827
Cost of sales	6	(7,030,156)	(4,391,428)	(9,356,965)	(11,795,708)

Gross profit		4,443,052	3,241,039	7,637,060	9,648,119
Other income		17,935	18,993	21,595	19,377
Selling and distribution expenses	6	(1,716,093)	(1,363,114)	(3,519,534)	(5,265,758)
General and administrative expenses	6	(633,613)	(357,689)	(931,651)	(1,225,373)
Other net income	7	114,106	21,105	114,696	195,610
Reversal of credit loss/(credit loss) on trade and other receivables		1,072	(2,080)	2,469	(33,241)
Impairment loss on non-current assets		(3,448)	(4,547)	(8,846)	(35,611)

Operating profit		2,223,011	1,553,707	3,315,789	3,303,123
Finance income		145,225	123,969	118,672	104,421
Finance costs		(34,622)	(25,202)	(92,915)	(430,930)

Net finance income/(costs)	8	110,603	98,767	25,757	(326,509)

Share of profit/(loss) of equity-accounted investees, net of tax		—	268	5,986	(834,453)
Changes in fair value of redemption liabilities		—	—	—	(158,491)
Other expenses		—	—	—	(70,332)

Profit before taxation		2,333,614	1,652,742	3,347,532	1,913,338
Income tax expense	9	(551,785)	(396,665)	(712,104)	(703,524)

Profit for the year/period		1,781,829	1,256,077	2,635,428	1,209,814

Attributable to:
Equity shareholders of the Company		1,768,926	1,248,405	2,617,560	1,205,045
Non-controlling interests		12,903	7,672	17,868	4,769

Profit for the year/period		1,781,829	1,256,077	2,635,428	1,209,814

Earnings per share
Basic earnings per share (RMB)	10	1.42	1.00	2.11	0.98
Diluted earnings per share (RMB)	10	1.41	1.00	2.10	0.98

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000

Profit for the year/period	1,781,829	1,256,077	2,635,428	1,209,814

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	41,198	(32,504)	19,128	2,914
Share of other comprehensive loss of equity-accounted investees	—	—	—	(1,046)

Other comprehensive income/(loss) for the year/period	41,198	(32,504)	19,128	1,868

Total comprehensive income for the year/period	1,823,027	1,223,573	2,654,556	1,211,682

Attributable to:
Equity shareholders of the Company	1,803,797	1,217,804	2,635,833	1,210,528
Non-controlling interests	19,230	5,769	18,723	1,154

Total comprehensive income for the year/period	1,823,027	1,223,573	2,654,556	1,211,682

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(Expressed in thousands of Renminbi)

		As at December 31,
	Notes	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	11	1,436,939	2,109,385
Right-of-use assets	12	4,172,083	5,121,039
Intangible assets	13	8,802	94,951
Goodwill	14	21,418	223,187
Deferred tax assets	9(c)	181,948	288,679
Other investments	15	123,399	201,727
Trade and other receivables	17	341,288	247,511
Term deposits		140,183	—
Financial derivative assets	29	—	774,103
Interests in equity-accounted investees	21	38,567	5,486,648

		6,464,627	14,547,230
Current assets
Other investments	15	100,000	—
Inventories	16	2,750,389	3,691,238
Trade and other receivables	17	2,207,013	3,307,129
Cash and cash equivalents	18	6,328,121	6,817,129
Restricted cash	19	1,026	54,229
Term deposits		268,952	216,567

		11,655,501	14,086,292

Total assets		18,120,128	28,633,522
EQUITY
Share capital	26(a)	94	94
Additional paid-in capital	26(a)	4,683,577	2,887,905
Other reserves	26(b)	1,329,126	2,232,854
Retained earnings		4,302,177	5,497,910

Equity attributable to equity shareholders of the Company		10,314,974	10,618,763
Non-controlling interests		40,548	100,508

Total equity		10,355,522	10,719,271

LIABILITIES
Non-current liabilities
Contract liabilities	5	35,145	22,418
Loans and borrowings	22	4,310	5,415,416
Other payables	23	59,842	72,586
Lease liabilities	24	1,903,137	2,713,798
Financial derivative liabilities	29	—	1,184,050
Deferred income		34,983	33,053
		2,037,417	9,441,321
Current liabilities
Loans and borrowings	22	566,955	1,751,018
Trade and other payables	23	3,943,988	4,516,491
Contract liabilities	5	323,292	388,746
Lease liabilities	24	635,357	950,784
Deferred income		5,376	965
Current taxation		252,221	291,245
Redemption liabilities arising from preferred shares	25	—	573,681

		5,727,189	8,472,930

Total liabilities		7,764,606	17,914,251

Total equity and liabilities		18,120,128	28,633,522

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
										(Accumulated
				Additional			Share-based		PRC	losses)/
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	retained		Non-controlling	Total
	Notes	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at July 1, 2022		92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the year ended June 30, 2023
Profit for the year		—		—	—	—	—	—	—	1,768,926	1,768,926	12,903	1,781,829
Other comprehensive income for the year		—		—	—	—	—	34,871	—	—	34,871	6,327	41,198

Total comprehensive income for the year		—		—	—	—	—	34,871	—	1,768,926	1,803,797	19,230	1,823,027

Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	26(a)(iii)	3		408,018	—	—	—	—	—	—	408,021	—	408,021
Dividend declared	26(d)	—		(370,787)	—	—	—	—	—	—	(370,787)	—	(370,787)
Offset of accumulated losses	26(a)	—		(730,898)	—	—	—	—	—	730,898	—	—	—
Exercise of options and subscription of restricted share units	27	—	*	380	—	—	—	—	—	—	380	—	380
Release of ordinary shares from share incentive plan		—	*	(616)	—	616	—	—	—	—	—	—	—
Repurchase of shares	26(b)(v)	—		—	—	(32,711)	—	—	—	—	(32,711)	—	(32,711)
Cancellation of shares	26(a)(vi)	—	*	(31,841)	—	31,841	—	—	—	—	—	—	—
Equity settled share-based transactions	27	—		—	—	—	62,882	—	—	—	62,882	—	62,882
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	15,912	(15,912)	—	—	—
Acquisition of non-controlling interests		—		(2,209)	—	—	—	—	—	—	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests		—		—	—	—	—	—	—	—	—	99	99

Balance at June 30, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Retained		Non-controlling	Total
	Notes	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at July 1, 2023		95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

Changes in equity for the six months ended December 31, 2023
Profit for the period		—		—	—	—	—	—	—	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive loss for the period		—		—	—	—	—	(30,601)	—	—	(30,601)	(1,903)	(32,504)

Total comprehensive income for the period		—		—	—	—	—	(30,601)	—	1,248,405	1,217,804	5,769	1,223,573

Dividend declared	26(d)	—		(923,664)	—	—	—	—	—	—	(923,664)	—	(923,664)
Exercise of options and subscription of restricted share units	27	—	*	168	—	—	—	—	—	—	168	—	168
Repurchase of shares	26(b)(v)	—		—	—	(73,560)	—	—	—	—	(73,560)	—	(73,560)
Equity settled share-based transactions	27	—		—	—	—	46,432	—	—	—	46,432	—	46,432
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	65,579	(65,579)	—	—	—

Balance at December 31, 2023		95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
				Additional			Share-based		PRC
		Share		paid-in	Merger	Treasury	payment	Translation	statutory	Retained		Non-controlling	Total
	Notes	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Note 26(a)		Note 26(a)	Note 26(b)(i)	Note 26(b)(v)	Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at January 1, 2024		95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the year ended December 31, 2024
Profit for the year		—		—	—	—	—	—	—	2,617,560	2,617,560	17,868	2,635,428
Other comprehensive income for the year		—		—	—	—	—	18,273	—	—	18,273	855	19,128

Total comprehensive income for the year		—		—	—	—	—	18,273	—	2,617,560	2,635,833	18,723	2,654,556

Dividend declared and paid to equity shareholders of the Company	26(d)	—		(1,244,251)	—	—	—	—	—	—	(1,244,251)	—	(1,244,251)
Dividend declared and paid to non-controlling interests		—		—	—	—	—	—	—	—	—	(1,612)	(1,612)
Exercise of options and subscription of restricted share units	27	—	*	649	—	—	—	—	—	—	649	—	649
Repurchase of shares	26(b)(v)	—		—	—	(330,221)	—	—	—	—	(330,221)	—	(330,221)
Cancellation of shares	26(a)(vii)	(1)		(403,781)	—	403,782	—	—	—	—	—	—	—
Equity settled share-based transactions	27	—		—	—	—	85,184	—	—	—	85,184	—	85,184
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	37,540	(37,540)	—	—	—
Acquisition of non-controlling interests		—		(415)	—	—	—	—	—	—	(415)	415	—

Balance at December 31, 2024		94		4,683,577	117,912	(84,049)	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity (continued)

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
											Share of other
											comprehensive
				Additional			Call	Share-based		PRC	loss of equity-
		Share		paid-in	Merger	Treasury	option	payment	Translation	statutory	accounted	Retained			Non-controlling	Total
	Notes	capital		capital	reserve	shares	on equity	reserve	reserve	reserve	investees	earnings	Total		interests	equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000
		Note 26(a)		Note 26(a)	Note 26(b)(i)	Note 26(b)(v)		Note 26(b)(iii)	Note 26(b)(ii)	Note 26(b)(iv)

Balance at January 1, 2025		94		4,683,577	117,912	(84,049)	—	1,045,090	42,034	208,139	—	4,302,177	10,314,974		40,548	10,355,522

Changes in equity for the year ended December 31, 2025
Profit for the year		—		—	—	—	—	—	—	—	—	1,205,045	1,205,045		4,769	1,209,814
Other comprehensive income for the year		—		—	—	—	—	—	6,529	—	(1,046)	—	5,483		(3,615)	1,868

Total comprehensive income for the year		—		—	—	—	—	—	6,529	—	(1,046)	1,205,045	1,210,528		1,154	1,211,682

Dividend declared and paid to equity shareholders of the Company	26(d)	—		(1,357,748)	—	—	—	—	—	—	—	—	(1,357,748)		—	(1,357,748)
Repurchase of shares	26(b)(v)	—		—	—	(549,237)	—	—	—	—	—	—	(549,237)		—	(549,237)
Cancellation of shares	26(a)(viii)	—	*	(419,784)	—	419,784	—	—	—	—	—	—	—		—	—
Equity settled share-based transactions	27	—		—	—	—	—	367,869	—	—	—	—	367,869		—	367,869
Issuance of shares in respect of vesting of restricted share units	26(a)(iv)	—	*	—	—	—	—	—	—	—	—	—	—	*	—	—	*
Exercise of share options and subscription of restricted share units	27	—	*	303	—	—	—	—	—	—	—	—	303		—	303
Recognization of Upper-strike call option	29	—		—	—	—	650,711	—	—	—	—	—	650,711		—	650,711
Capital contribution from non-controlling interests		—		—	—	—	—	—	—	—	—	—	—		6,980	6,980
Appropriation to statutory reserve	26(b)(iv)	—		—	—	—	—	—	—	9,312	—	(9,312)	—		—	—
Disposal of a subsidiary		—		—	—	—	—	—	—	(194)	—	—	(194)		—	(194)
Acquisition of non-controlling interests		—		(18,443)	—	—	—	—	—	—	—	—	(18,443)		14,838	(3,605)
Acquisition of a subsidiary with non-controlling interests		—		—	—	—	—	—	—	—	—	—	—		36,988	36,988

Balance at December 31, 2025		94		2,887,905	117,912	(213,502)	650,711	1,412,959	48,563	217,257	(1,046)	5,497,910	10,618,763		100,508	10,719,271

*The amount was less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

(Expressed in thousands of Renminbi)

		For the year	For the six	For the year	For the year
		ended	months ended	ended	ended
		June 30,	December 31,	December 31,	December 31,
	Notes	2023	2023	2024	2025
		RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	20(a)	2,084,952	1,448,307	2,995,609	3,347,298
Income tax paid		(418,922)	(350,766)	(827,275)	(769,407)

Net cash from operating activities		1,666,030	1,097,541	2,168,334	2,577,891

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets		(174,147)	(264,766)	(762,538)	(997,651)
Proceeds from disposal of property, plant and equipment and intangible assets		5,224	427	12,446	55,684
Refund of prepayments		200,000	—	—	—
Payments for purchases of other investments		(7,880,763)	(2,553,982)	(14,117,719)	(24,957,607)
Proceeds from disposal of other investments		7,808,395	2,503,982	14,267,719	25,062,179
Placement of term deposits		(761,371)	(210,405)	(302,158)	(125,477)
Release of term deposits		316,542	581,371	213,521	290,289
Interest income		145,225	122,231	112,404	95,126
Investment income from other investments		42,921	14,281	81,145	103,675
Loan to an equity-accounted investee		—	—	(19,926)	(34,072)
Payments for investments in equity-accounted investees		—	(16,066)	(18,148)	(6,285,796)
Acquisition of subsidiaries, net of cash acquired	28	4,568	—	—	(225,856)

Net cash (used in)/from investing activities		(293,406)	177,073	(533,254)	(7,019,506)
Cash flows from financing activities
Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		469,683	—	—	—
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of share options		382	168	649	303
Proceeds from loans and borrowings	20(b)	—	—	563,800	4,737,057
Repayment of loans and borrowings	20(b)	(206)	—	(718)	(595,228)
Payment of capital element and interest element of lease liabilities	20(b)	(346,008)	(236,519)	(725,075)	(897,480)
Interest paid	20(b)	—	—	—	(96,451)
Payments of repurchase of shares		(32,711)	(73,560)	(313,416)	(535,249)
Prepayments for repurchase of shares		(3,693)	(87,324)	—	—
Dividends paid to equity shareholders of the Company	26(d)	(370,787)	(923,664)	(1,244,251)	(1,357,748)
Dividends paid to non-controlling interests		—	—	(1,612)	—
Payments of listing expenses relating to Hong Kong public offering		(42,616)	—	—	—
Payment for purchases of options		—	—	—	(1,207,782)
Proceeds from issue of options		—	—	—	650,711
Proceeds from issue of the Equity Linked Securities, net of issuance costs	20(b)	—	—	—	3,842,864
Proceeds from issue of preferred share		—	—	—	424,862
Payment for acquisition of non-controlling interest		—	—	—	(3,605)
Capital injection from non-controlling interests		—	—	—	6,980

Net cash (used in)/from financing activities		(325,956)	(1,320,899)	(1,720,623)	4,969,234

Net increase/(decrease) in cash and cash equivalents		1,046,668	(46,285)	(85,543)	527,619
Cash and cash equivalents at the beginning of the year/period		5,348,492	6,489,213	6,415,441	6,328,121
Effect of movements in exchange rates on cash held		94,053	(27,487)	(1,777)	(38,611)

Cash and cash equivalents at the end of the year/period	18	6,489,213	6,415,441	6,328,121	6,817,129

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1General information and list of principal subsidiaries

1.1General information

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

1.2List of principal subsidiaries

Set out below is a list of the Company’s principal subsidiaries as at December 31, 2025:

	Place of		Group’s effective
	incorporation/	Issued	interest
Company name	establishment and business	and paid-up capital	(direct or indirect)	Principal activities
MINISO Universal Holding Limited	BVI	USD-	100%	Investment holding
MINISO Global Holding Limited	BVI	USD-	100%	Investment holding
YGF Investment V Limited	BVI	RMB405,516	100%	Investment holding
MINISO Development Hong Kong Limited	Hong Kong	HKD-	100%	Investment holding and wholesale of lifestyle products
MINISO Investment Hong Kong Limited	Hong Kong	HKD80,100,000	100%	Investment holding and wholesale of lifestyle products
MINISO Hong Kong Limited	Hong Kong	HKD350,000,000	100%	Wholesale of lifestyle products
YGF Investment V Hong Kong Limited	Hong Kong	RMB8,272	100%	Investment holding
MINISO Life Style Private Limited	India	INR669,540,570	100%	Wholesale and retail of lifestyle products
USA MINISO Depot Inc.	United States	USD67,041,441	100%	Wholesale and retail of lifestyle products
Pt. MINISO Lifestyle Trading Indonesia	Indonesia	IDR53,289,350,000	67%	Wholesale and retail of lifestyle products
MIHK Management Inc.	Canada	CAD73,923,820	100%	Wholesale and retail of lifestyle products
Miniso Lifestyle Singapore Private Limited	Singapore	SGD3,000	100%	Wholesale and retail of lifestyle products
MINISO (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB139,693,019	100%	Wholesale and retail of lifestyle products
MINISO Youxuan Technology (Guangzhou) Co., Ltd. (ii)	PRC	RMB10,000,000	100%	Online sales of lifestyle products
MINISO International (Guangzhou) Co., Ltd. (ii)	PRC	RMB65,000,000	100%	Wholesale of lifestyle products
MINISO (Hengqin) Enterprise Management Co., Ltd. (ii)	PRC	RMB10,000,000	100%	Brand licensing
TOP TOY International Group Limited	Cayman Islands	USD8,800	86.9%	Investment holding
TOP TOY Group Holding Limited	Cayman Islands	USD-	100%	Investment holding
TOP TOY Universal Holding Limited	BVI	USD-	100%	Investment holding
TOP TOY HK Limited	Hong Kong	HKD-	100%	Wholesale of pop toy products
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (Formerly known as TOP TOY (Guangdong) Technology Co., Ltd.) (ii)	PRC	RMB5,000,000	100%	Wholesale and retail of pop toy products
Mingyou Industrial Investment (Guangzhou) Co., Ltd. (i)(ii)	PRC	RMB2,126,000,000	100%	Development of headquarters building
Guangdong Juncai International Trading Co., Ltd (ii)	PRC	RMB2,808,118,134	100%	Investment holding

Notes:

(i)These entities are wholly-owned foreign companies established in the PRC.

(ii)These entities are limited liability companies established in the PRC.

2Material accounting policies

(a)Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as approved by the International Accounting Standards Board (“IASB”), and were authorized for issue by the Company’s board of directors on April 24, 2026.

Material accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRS Accounting Standards that are first effective or available for early adoption for the current accounting period of the Group. Note 2(c) provides information on any changes in accounting policies resulting from initial application of these amendments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

(b)Basis of preparation

The Company has changed its financial year end date from June 30 to December 31 on January 17, 2024. The accompanying consolidated financial statements of the Group are for the years ended December 31, 2024 and 2025. The comparative information presented in these consolidated financial statements for the year ended June 30, 2023, and the six months ended December 31, 2023 are therefore not comparable.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for financial instruments that are measured at fair value, as explained in the accounting policies below.

(c)Changes in accounting policies

The Group has adopted amendments to IAS 21 Lack of Exchangeability for the first time for the current year’s financial statements. The amendments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

The Group has not early adopted any other standard or amendment that has been issued but is not yet effective for the year ended December 31, 2025 as set out in Note 36.

(d)Basis of consolidation

(i)Subsidiaries and non-controlling interests

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

Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of profit or loss and consolidated statements of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Company’s statements of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2(h)(ii)).

(ii)Interests in associates and joint ventures

The Group’s interests in equity-accounted investees comprises interests in associates and joint ventures.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see Note 2(h)(ii)). At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the reporting period are recognized in the consolidated statements of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of profit or loss and other comprehensive income.

When the Group’s share of losses exceeds its interest in associates and joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate and joint venture, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).

Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent there is no evidence of impairment.

(iii)Goodwill

Goodwill represents the excess of:

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see Note 2(h)(ii)).

On disposal of a cash-generating unit during the reporting period, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(iv)Business combinations

Except for business combinations under common control, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (see Note 2(d)(i)). In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset of group of similar identifiable assets.

(v)Asset acquisition

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

(e)Property, plant and equipment

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

(f)Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see Note 2(h)(ii)).

Amortization is calculated to write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years
Intellectual property rights	10 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(g)Leased assets

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

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

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

(h)Credit losses and impairment of assets

(i)Credit losses from financial instruments

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

Basis of calculation of interest income

Interest income recognized in accordance with Note 2(u)(iii) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortized cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

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

(ii)Impairment of other non-current assets

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

For cash-generating units (“CGUs”) where an indication of impairment is identified, an impairment assessment is performed by comparing the carrying value of the CGUs with their recoverable amounts. If the carrying value of the CGUs exceeds their recoverable amounts, the Company writes down the assets which belong to the CGUs to the estimated recoverable amounts.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount of an asset or a CGU.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the periods in which the reversals are recognized.

●	Determination of CGUs

Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs (e.g., the Group’s individual self-operated stores).

●	Calculation of recoverable amount

The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and value in use.

(i)Inventories

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

(j)Contract liabilities

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

(k)Trade and other receivables

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

(l)Cash and cash equivalents

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

(m)Other investments

Other investments are classified as measured at fair value through profit or loss (FVTPL). Changes in the fair value of the investments are recognized in profit or loss.

(n)Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o)Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

(p)Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(w)).

(q)Equity Linked Securities, lower strike call option and upper strike warrant

Derivative financial instruments

The Group’s derivative financial instruments mainly include the lower strike call option and cash settlement options embedded in the equity linked securities (see Note 29(a)(b)). Such derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statements of profit or loss. Reassessment occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

Equity instrument

The Group’s equity instrument mainly includes upper strike warrant. Such equity instrument issued by the Group is initially measured and subsequently measured at historical cost.

(r)Employee benefits

(i)Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese Mainland participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

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

(iii)Share-based payments

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

(iv)Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

(s)Income tax

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

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

●	temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss) and does not give rise to equal taxable and deductible temporary differences;
●	temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future ; and
●	those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co–operation and Development.

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

(t)Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u)Revenue and other income

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

(i)Sales of products

Retail sales in self-operated stores

Revenue from retail sales to customers in self-operated stores is recognized at the point when the end customer takes possession of and pays for the products.

Product sales to franchisees

The Group has entered into a series of agreements with franchisees, which mainly include a license agreement and a sales agreement (collectively “Franchise Agreements”), whereby the franchisees are licensed to operate the franchised stores and are authorized to sell, in their own retail stores, the products that they have purchased from the Group.

For product sales to franchisees, the Group has determined that the franchisees are the customers of the Group. The franchisees operate retail stores at their own chosen locations under the framework set out under the Franchise Agreements. The franchisees employ and manage their own staff to operate the stores and serve their customers (i.e., end consumers who visit the stores), and bear the costs associated with the operation. The franchisees’ retail stores generally carry a wide range of merchandise that they exercise discretion to select from the Group’s array of product categories.

Revenue from sales to these franchisees is recognized at the point when they obtain the legal title of the products and become obliged to pay for the products, which is when the franchisees sell the products to their customers in the franchisees’ stores.

Sales to offline distributors

The Group has entered into a series of agreements with offline distributors, primarily overseas, which mainly include a master license agreement and a sales agreement, whereby the distributors are authorized to sub-license the operation of franchised stores in their authorized territories and sell the products that they have purchased from the Group to the franchised stores in their authorized territories. Revenue from sales of products to these distributors is recognized at the point in time when the control of the products has transferred to the distributors according to the contractually agreed shipping terms.

Online sales

Revenue from online sales to customers, which are conducted through the Group’s self-operated online stores on third-party e-commerce platforms, is recognized at the point when the products are delivered to customers. The Group has also entered into agreements with online distributors, who are authorized to sell products purchased from the Group to customers through their online stores on various major e-commerce platforms. Revenue is recognized at the point in time when the control of the products has transferred to the online distributors according to the contractually agreed shipping terms.

(ii)License fees, sales-based royalties and sales-based management and consultation service fees

Franchisees and distributors are required to provide non-refundable upfront payments in exchange for the franchise right or sub-license right, which represent primarily their right to access the Group’s brand name and trademarks. In addition, franchisees are also required to pay sales-based royalties and sales-based management and consultation service fees for such access. The fixed component of such royalties is recognized as revenue over the estimated license period, while the sales-based component is recognized as revenue when the related sales occur.

(iii)Interest income

Interest income is recognized as it accrues using the effective interest method.

(iv)Government grants

Government grants are recognized in the consolidated statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in the consolidated statements of profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the consolidated statements of profit or loss over the useful life of the asset by way of reduced depreciation expense.

(v)Translation of foreign currencies

(i)Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States Dollars (“USD”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated. All values are rounded to the nearest thousand except when otherwise indicated.

(ii)Transactions and balances

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

(iii)Foreign operations

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

(w)Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

(x)Related parties

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

(y)Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker, who is the chief executive officer, for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

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

(z)Redemption liabilities arising from preferred shares

The Group designated the preferred shares with redemption rights issued by a subsidiary of the Company as financial liabilities at fair value through profit or loss. They are initially recognised at fair value. Any directly attributable transaction costs are recognised in the consolidated statements of profit or loss. Subsequent to initial recognition, the preferred shares are carried at fair value with changes in fair value recognised in the consolidated statements of profit or loss, except for the gains or losses arising from the Group’s own credit risk which are presented in other comprehensive income with no subsequent reclassification to the consolidated statements of profit or loss.

3Accounting judgements and estimates

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

Significant judgements and estimates made in applying accounting policies is as follows:

Impairments of property, plant and equipment and right-of-use assets related to self-operated stores

In considering the impairment losses that may be required for certain property, plant and equipment and right-of-use assets related to self-operated stores, recoverable amount of these assets needs to be determined, being the higher of fair value less costs of disposal and value in use. In determining the recoverable amount of these assets, the Group evaluates market rental rates with the assistant of valuation professionals.

4Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s chief executive officer for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the year ended and June 30, 2023 and the six months ended December 31, 2023 and the year ended December 31, 2024. On January 1, 2025, the Group changed its segment disclosure to separate MINISO brand into MINISO brand - Chinese Mainland and MINISO brand - Overseas. As a result, the Group has presented three reportable segments of MINISO brand - Chinese Mainland, MINISO brand - Overseas and TOP TOY brand for the year ended December 31, 2025. The Group retrospectively revised prior period segment information to conform to current period presentation.

Reportable segments	Operations
MINISO brand - Chinese Mainland	Design, buying and sale of lifestyle products
MINISO brand - Overseas	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	For the year ended June 30, 2023
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	8,672,058	2,189,164	10,861,222	533,367	78,619	11,473,208
Intersegment revenue	2,059,250	109,218	2,168,468	26,877	280,016	2,475,361

Segment revenue	10,731,308	2,298,382	13,029,690	560,244	358,635	13,948,569

Elimination of intersegment revenue						(2,475,361)

Consolidated revenue						11,473,208

Operating profit/(loss)	1,788,455	456,071	2,244,526	(16,750)	(4,765)	2,223,011
Finance income	133,669	5,908	139,577	1,201	4,447	145,225
Finance costs	(25,117)	(4,634)	(29,751)	(4,863)	(8)	(34,622)

Profit/(loss) before taxation	1,897,007	457,345	2,354,352	(20,412)	(326)	2,333,614

Income tax expense						(551,785)

Profit for the year						1,781,829

Other material items
Depreciation and amortization	(97,309)	(204,761)	(302,070)	(64,405)	(24,692)	(391,167)
Reversal of credit loss/(credit loss) on trade and other receivables	—	1,409	1,409	(246)	(91)	1,072
Impairment loss on non-current assets	—	(1,433)	(1,433)	(2,015)	—	(3,448)
Additions to non-current assets during the year*	97,260	836,508	933,768	37,434	4,221	975,423

	For the six months ended December 31, 2023
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	4,437,501	2,814,109	7,251,610	368,842	12,015	7,632,467
Intersegment revenue	2,100,894	22,154	2,123,048	7,221	185,435	2,315,704

Segment revenue	6,538,395	2,836,263	9,374,658	376,063	197,450	9,948,171

Elimination of intersegment revenue						(2,315,704)

Consolidated revenue						7,632,467

Operating profit/(loss)	850,718	697,099	1,547,817	7,985	(2,095)	1,553,707
Finance income	118,864	1,199	120,063	640	3,266	123,969
Finance costs	(105)	(22,937)	(23,042)	(2,146)	(14)	(25,202)
Share of profit of equity-accounted investees, net of tax	—	—	—	—	268	268

Profit before taxation	969,477	675,361	1,644,838	6,479	1,425	1,652,742

Income tax expense						(396,665)

Profit for the period						1,256,077

Other material items
Depreciation and amortization	(79,181)	(166,615)	(245,796)	(31,906)	(7,539)	(285,241)
(Credit loss)/reversal of credit loss on trade and other receivables	—	(2,791)	(2,791)	988	(277)	(2,080)
Impairment loss on non-current assets	—	(3,682)	(3,682)	(865)	—	(4,547)
Additions to non-current assets during the period*	76,359	656,748	733,107	75,329	2,941	811,377

	For the year ended December 31, 2024
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenue	9,328,231	6,674,334	16,002,565	983,525	7,935	16,994,025
Intersegment revenue	3,868,410	3,246	3,871,656	13,858	571,490	4,457,004

Segment revenue	13,196,641	6,677,580	19,874,221	997,383	579,425	21,451,029

Elimination of intersegment revenue						(4,457,004)

Consolidated revenue						16,994,025

Operating profit/(loss)	1,728,123	1,492,626	3,220,749	97,133	(2,093)	3,315,789
Finance income	105,689	9,742	115,431	1,093	2,148	118,672
Finance costs	(32,179)	(54,938)	(87,117)	(5,798)	—	(92,915)
Share of profit of equity-accounted investees, net of tax	—	5,986	5,986	—	—	5,986

Profit before taxation	1,801,633	1,453,416	3,255,049	92,428	55	3,347,532

Income tax expense						(712,104)

Profit for the year						2,635,428

Other material items
Depreciation and amortization	(229,705)	(483,357)	(713,062)	(81,220)	(14,412)	(808,694)
(Credit loss)/reversal of credit loss on trade and other receivables	(226)	1,346	1,120	841	508	2,469
Impairment loss on non-current assets	(1,715)	(5,325)	(7,040)	(1,806)	—	(8,846)
Additions to non-current assets during the year*	253,501	2,180,306	2,433,807	214,698	292,993	2,941,498

	For the year ended December 31, 2025
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenue	10,896,147	8,628,754	19,524,901	1,915,618	3,308	21,443,827
Intersegment revenue	3,508,945	14,978	3,523,923	579,956	650,360	4,754,239

Segment revenue	14,405,092	8,643,732	23,048,824	2,495,574	653,668	26,198,066

Elimination of intersegment revenue						(4,754,239)

Consolidated revenue						21,443,827

Operating profit/(loss)	1,919,684	1,510,383	3,430,067	(106,156)	(20,788)	3,303,123
Finance income	63,277	34,118	97,395	5,512	1,514	104,421
Finance costs	(39,509)	(104,979)	(144,488)	(7,441)	(279,001)	(430,930)
Other expenses	—	—	—	—	(70,332)	(70,332)
Changes in fair value of redemption liabilities	—	—	—	(158,491)	—	(158,491)
Share of loss of equity-accounted investees, net of tax	—	(21,769)	(21,769)	—	(812,684)	(834,453)

Profit/(loss) before taxation	1,943,452	1,417,753	3,361,205	(266,576)	(1,181,291)	1,913,338

Income tax expense						(703,524)

Profit for the year						1,209,814

Other material items
Depreciation and amortization	(280,900)	(783,732)	(1,064,632)	(134,340)	(7,333)	(1,206,305)
Credit loss on trade and other receivables	(12,860)	(9,103)	(21,963)	(11,278)	—	(33,241)
Impairment loss on non-current assets	(204)	(34,525)	(34,729)	(882)	—	(35,611)
Additions to non-current assets during the year*	330,601	2,507,251	2,837,852	397,851	2,110	3,237,813

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.
(ii)	Segment assets and liabilities

	As at December 31, 2024
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	6,540,003	5,575,856	12,115,859	939,552	—	13,055,411
Assets relating to construction of headquarters building	—	—	—	—	2,275,477	2,275,477
Assets relating to an investment holding company	—	—	—	—	2,508,145	2,508,145
Apartments for use as staff quarters	—	—	—	—	229,252	229,252
Other unallocated assets	—	—	—	—	51,843	51,843

Consolidated total assets						18,120,128

Segment liabilities	3,738,723	3,186,945	6,925,668	681,475	—	7,607,143
Liabilities relating to construction of headquarters building	—	—	—	—	118,507	118,507
Other unallocated liabilities	—	—	—	—	38,956	38,956

Consolidated total liabilities						7,764,606

	As at December 31, 2025
	MINISO brand
					Unallocated
	Chinese Mainland	Overseas	Sub-total	TOP TOY brand	amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	9,469,659	8,530,298	17,999,957	1,561,354	—	19,561,311
Assets relating to construction of headquarters building	—	—	—	—	2,581,183	2,581,183
Assets relating to an investment holding company	—	—	—	—	5,481,951	5,481,951
Apartments for use as staff quarters	—	—	—	—	203,972	203,972
Financial derivative assets	—	—	—	—	774,103	774,103
Other unallocated assets	—	—	—	—	31,002	31,002

Consolidated total assets						28,633,522

Segment liabilities	5,317,417	3,920,933	9,238,350	1,470,008	—	10,708,358
Liabilities relating to construction of headquarters building	—	—	—	—	108,064	108,064
Liabilities relating to an investment holding company	—	—	—	—	3,452,000	3,452,000
Liabilities relating to Equity Linked Securities	—	—	—	—	2,415,667	2,415,667
Financial derivative liabilities	—	—	—	—	1,184,050	1,184,050
Other unallocated liabilities	—	—	—	—	46,112	46,112

Consolidated total liabilities						17,914,251

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
Chinese Mainland	7,650,821	4,843,127	10,312,116	12,577,451
Asia excluding China	1,821,080	1,157,261	2,541,817	2,736,150
North America	729,702	743,897	1,985,051	3,342,918
Latin America	1,008,356	660,039	1,445,691	1,560,169
Europe	151,496	154,737	414,493	703,771
Other	111,753	73,406	294,857	523,368

	11,473,208	7,632,467	16,994,025	21,443,827

	As at December 31,
	2024	2025
	RMB’000	RMB’000
ii. Non-current assets
Chinese Mainland	3,626,187	3,963,551
Asia excluding China	413,285	515,983
North America	1,725,032	2,210,602
Europe	72,168	633,333
Other	143,858	472,604

	5,980,530	7,796,073

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits, financial derivative assets and interests in equity-accounted investees.

5Revenue

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

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Major products/service lines
— Sales of lifestyle and pop toy products
— Retail sales in self-operated stores	990,048	1,004,114	3,158,895	5,410,291
— Product sales to franchisees	5,960,518	3,857,191	7,923,836	8,853,156
— Sales to offline distributors	2,612,742	1,660,860	3,369,238	3,887,954
— Online sales	706,397	355,380	941,055	1,412,624
— Other sales channels	87,530	44,149	48,190	109,188

Sub-total	10,357,235	6,921,694	15,441,214	19,673,213
— License fees, sales-based royalties, and sales-based management and consultation service fees
— License fees	84,711	37,074	96,836	155,123
— Sales-based royalties	102,089	66,113	131,402	155,185
— Sales-based management and consultation service fees	500,775	323,182	640,944	751,575

Sub-total	687,575	426,369	869,182	1,061,883

— Others*	428,398	284,404	683,629	708,731

	11,473,208	7,632,467	16,994,025	21,443,827
Timing of revenue recognition
— Point in time	10,619,987	7,195,509	16,101,797	20,347,756
— Over time	853,221	436,958	892,228	1,096,071

Revenue from contracts with customers	11,473,208	7,632,467	16,994,025	21,443,827

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

For the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue for the respective reporting periods.

(ii)	Contract balances

The following table provides information about receivables, contract liabilities from contracts with customers.

		As at December 31,
	Note	2024	2025
		RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’
— Current portion		674,923	1,150,500
— Non-current portion		14,635	3,259

Total receivables, which are included in ‘trade and other receivables’	17	689,558	1,153,759

Contract liabilities
— Current portion		(323,292)	(388,746)
— Non-current portion		(35,145)	(22,418)

Total contract liabilities		(358,437)	(411,164)

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
— Advance payments received from customers for purchase of goods	262,412	283,832
— Deferred revenue related to license fees	66,128	54,083
— Deferred revenue related to others	29,897	73,249

	358,437	411,164

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

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at January 1, 2024	364,982

Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(324,028)
Increase in contract liabilities as a result of receiving advance payment	317,483

Balance at December 31, 2024	358,437
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(323,292)
Increase in contract liabilities as a result of receiving advance payment	376,019

Balance at December 31, 2025	411,164

As of December 31, 2024 and 2025, contract liabilities expected to be recognized as revenue after one year were RMB35,145,000 and RMB22,418,000 respectively, mainly represented license fees.

(iii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

Contracts within the scope of IFRS 15

As at December 31, 2024 and 2025, the aggregated amounts of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB96,025,000 and RMB127,332,000, respectively. These amounts represented revenue of license fees and others. Revenue of license fees is expected to be recognized in the future from license agreements entered into with the franchisees and distributors. The Group will recognize the expected revenue in future over the remaining licensing period, which is mainly expected to occur over the next 1 to 10 years as at December 31, 2024 and 2025.

6Expenses by nature

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 16(a))	6,859,362	4,292,806	9,099,543	11,533,059
Payroll and employee benefits (i)	819,592	580,801	1,475,943	2,296,516
Rental and related expenses	69,174	80,847	279,429	444,216
Depreciation and amortization (ii)	391,167	285,241	808,694	1,206,305
Licensing expenses	249,437	178,241	420,895	608,764
Promotion and advertising expenses	315,976	246,883	572,435	704,285
Logistics expenses	295,933	203,024	535,021	594,235
Travelling expenses	66,544	45,827	121,506	141,143
Other expenses	312,677	198,561	494,684	758,316
Total cost of sales, selling and distribution and general and administrative expenses	9,379,862	6,112,231	13,808,150	18,286,839

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	657,236	463,208	1,202,421	1,670,100
Contributions to social security contribution plan	75,168	53,977	140,311	181,962
Welfare expenses	24,306	17,184	48,027	76,585
Equity-settled share-based payment expenses (Note 27)	62,882	46,432	85,184	367,869
	819,592	580,801	1,475,943	2,296,516

The Group’s contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plans prior to vesting fully in the contributions.

(ii)	Depreciation and amortization are analyzed as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 11)	70,706	59,652	157,214	270,000
Right-of-use assets (Note 12)	334,193	239,787	684,462	971,471
Less: amount capitalized as construction in progress	(33,907)	(22,604)	(45,210)	(45,210)
Intangible assets (Note 13)	20,175	8,406	12,228	10,044
	391,167	285,241	808,694	1,206,305

7Other net income

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Net foreign exchange gain/(losses) (i)	109,095	(15,025)	(33,730)	(19,357)
(Losses)/gain on disposal of property, plants and equipment and intangible assets	(5,350)	(1,632)	(2,534)	7,275
Investment income from other investments	42,921	14,281	81,145	103,675
Gains on revaluation of the previously held equity-accounted investees	—	—	—	8,600
Scrap income	12,137	5,912	10,742	11,935
Net change in fair value of other investments	(3,692)	14,270	29,930	77,227
(Provision)/reversal of litigation compensation (ii)	(37,710)	408	300	—
Gains relating to cancellation and modification of lease contracts	193	4,821	15,201	12,123
Gain on disposal of a subsidiary	—	—	8,759	194
Others	(3,488)	(1,930)	4,883	(6,062)
	114,106	21,105	114,696	195,610

Notes:

(i)	Net foreign exchange gain for the year ended June 30, 2023 was mainly caused by the appreciation of US dollar against Renminbi in certain subsidiaries whose functional currency are Renminbi whereas its holding net assets were mainly denominated in US dollar, which mainly comprised of the US dollar cash and cash equivalents and trade and other receivables.
(ii)	Litigation compensation for the year ended June 30, 2023 mainly represented the provisions made for the lawsuits relating to employees’ compensation and illicit competition.

8Net finance income/(costs)

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
—Interest income	145,225	123,969	118,672	104,421

Finance costs
—Interest on loans and borrowings	(226)	(90)	(1,292)	(111,759)
—Interest on lease liabilities	(34,396)	(25,112)	(91,623)	(126,829)
—Interest on the Equity Linked Securities	—	—	—	(192,342)
	(34,622)	(25,202)	(92,915)	(430,930)
Net finance income/(costs)	110,603	98,767	25,757	(326,509)

9Income taxes

(a)Taxation recognized in consolidated profit or loss:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year/period	557,630	339,409	789,640	813,713
Deferred tax
Origination and reversal of temporary differences (Note 9(c))	(5,845)	57,256	(77,536)	(110,189)
Tax expense	551,785	396,665	712,104	703,524

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries generally are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong.

3)	Chinese Mainland

Under the Corporate Income Tax (“CIT”) Law, the Company’s subsidiaries established in Chinese Mainland generally are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is eligible for high and new technology enterprise preferential income tax rate of 15% for three years ended December 31, 2027.

4)	United States

Under United States Internal Revenue Code, the Company’s subsidiaries established in the United States are subject to a Federal CIT rate of 21% and various state income taxes.

5)	Indonesia

A subsidiary established in Indonesia is subject to a CIT rate of 22%.

6)	India

Under the Income Tax Act 1961 enacted in India, a subsidiary established in India is subject to a CIT rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

7)	Canada

Under the Canadian federal and provincial tax rules, the Company’s subsidiaries established in Canada are subject to combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the Company’s subsidiaries established in Singapore are subject to a tax rate of 17%.

9)	Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, a subsidiary incorporated in Vietnam is subject to a tax rate of 20%.

(b)Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Profit before taxation	2,333,614	1,652,742	3,347,532	1,913,338
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	566,955	394,856	859,697	572,459
Tax effect of share-based compensation expenses (Note 6(i))	15,435	11,401	20,127	54,151
Tax effect of other non-deductible expenses	13,666	7,310	13,060	2,696
Effect of preferential tax treatments on assessable profits of certain subsidiaries (Note 9(a)(3))	(42,739)	(10,756)	(101,522)	(96,588)
Tax effect of additional deduction on research and development costs	(4,217)	(3,476)	(6,179)	(3,364)
Tax effect of exempted and non-taxable income	(7,421)	(12,481)	(11,978)	(7,185)
Effect of unused tax losses not recognized/(being utilized)	22,956	(8,002)	(56,271)	(16,497)
Effect of deductible temporary differences (being utilized)/not recognized	(12,850)	13,718	1,736	197,984
Others	—	4,095	(6,566)	(132)
Actual tax expenses	551,785	396,665	712,104	703,524

(c)Movement in deferred tax assets

The components of deferred tax assets recognized in the consolidated statement of financial position and the movements during the reporting periods presented are as follows:

				Loss from
				waiver of
				intercompany
				receivables
	Unused	Intra-group		of
	tax	unrealized	Credit loss and	discontinued	Right-of-use	Lease
	losses	profits	impairment	operations	assets	Liabilities	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets arising from:
At January 1, 2024	23,013	27,820	31,181	6,825	(98,804)	108,687	5,408	104,130
Charged to profit or loss	82,060	19,694	7,029	(6,825)	(337,147)	333,059	(20,334)	77,536
Exchange rate difference	437	—	(78)	—	(815)	791	(53)	282
At December 31, 2024	105,510	47,514	38,132	—	(436,766)	442,537	(14,979)	181,948
Charged to profit or loss	12,003	36,429	27,922	—	(51,036)	85,156	(285)	110,189
Exchange rate difference	(1,655)	—	(1,305)	—	8,626	(9,317)	193	(3,458)
At December 31, 2025	115,858	83,943	64,749	—	(479,176)	518,376	(15,071)	288,679

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

(d)Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Deductible temporary differences	63,546	865,741
Cumulative tax losses	447,814	715,191
Total	511,360	1,580,932

(e)Tax losses carried forward

Tax losses for which no deferred tax asset was recognized will expire as follows:

	As at		As at
	December 31,		December 31,
	2024	Expiry date	2025	Expiry date
	RMB’000		RMB’000
Expire	368,235	2025-2045	358,255	2026-2046
Never expire	79,579		356,936

Tax losses for which no deferred tax asset was recognized are related to subsidiaries that are not expected to derive sufficient taxable profits in the foreseeable future before the unused tax losses expire.

(f)Uncertain tax position

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

(g)Pillar Two income taxes

In 2021, the Organisation for Economic Co-operation and Development published the Global Anti-Base Erosion Model Rules (“Pillar Two model rules”) for a new global minimum tax reform applicable to large multinational enterprises. Certain jurisdictions in which the Group operates have implemented Pillar Two income tax legislation based on this framework, and those Pillar Two income tax laws became effective on January 1, 2024. As all subsidiaries within the Group in those jurisdictions have jurisdictional effective tax rates in excess of 15%, the Group has not recognized any Pillar Two related income tax expense for the year ended December 31, 2025.

Other jurisdictions in which the Group operates are in the process of implementing their Pillar Two income tax legislation. Therefore, it is possible that the Group may be subject to additional Pillar Two income taxes in those jurisdictions.

10Earnings per share

(a)Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)Profit attributable to ordinary shareholders (basic):

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Profit attributable to the equity shareholders of the Company	1,768,926	1,248,405	2,617,560	1,205,045
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(424)	—	—	—

Profit used to determine basic earnings per share	1,768,502	1,248,405	2,617,560	1,205,045

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

(ii)Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares were calculated as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	Number of shares	Number of shares	Number of shares	Number of shares
Issued ordinary share at the beginning of the year/period	1,202,646,619	1,244,854,689	1,243,332,789	1,233,993,805
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	40,181,685	—	—	—
Effect of shares released from share incentive plan (Note 27)	2,878,812	281,729	1,311,146	1,615,301
Effect of repurchase of shares (Note 26(b)(v))	(2,386,739)	(209,553)	(5,249,672)	(9,147,380)

Weighted average number of ordinary shares	1,243,320,377	1,244,926,865	1,239,394,263	1,226,461,726

(b)Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,768,926,000, RMB1,248,405,000, RMB2,617,560,000 and RMB1,205,045,000 respectively, and the weighted average number of ordinary shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	Number of shares	Number of shares	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,243,320,377	1,244,926,865	1,239,394,263	1,226,461,726
Dilutive effect of share incentive plan (Note 27)	7,224,739	6,708,997	7,423,354	7,075,845

Weighted average number of ordinary shares, diluted	1,250,545,116	1,251,635,862	1,246,817,617	1,233,537,571

11Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2024	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348
Additions	—	139,312	32,187	24,352	2,067	21,792	626,541	846,251
Transfer from construction in progress	—	353,298	—	—	—	—	(353,298)	—
Disposals	—	(12,810)	(12,200)	(3,619)	—	(5,909)	—	(34,538)
Exchange adjustments	—	6,405	(1,998)	1,825	(8)	—	1,060	7,284

At December 31, 2024	242,639	712,488	79,827	72,389	5,428	66,786	629,788	1,809,345

Acquisition of subsidiaries	—	—	20,824	—	—	—	—	20,824
Additions	—	273,789	13,531	24,137	3,818	13,665	680,254	1,009,194
Transfer from construction in progress	—	267,709	—	3,000	—	23,584	(294,293)	—
Disposals	(6,738)	(44,538)	(10,677)	(7,211)	(346)	(5,141)	—	(74,651)
Exchange adjustments	—	(2,616)	(236)	(291)	(14)	(2,378)	(4,151)	(9,686)

At December 31, 2025	235,901	1,206,832	103,269	92,024	8,886	96,516	1,011,598	2,755,026

Accumulated depreciation:
At January 1, 2024	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	—	(194,833)
Charge for the year	(8,278)	(109,297)	(12,211)	(8,363)	(457)	(18,608)	—	(157,214)
Written back on disposals	—	3,703	8,343	85	—	5,765	—	17,896
Exchange adjustments	—	(5,142)	641	(346)	—	—	—	(4,847)

At December 31, 2024	(28,885)	(180,099)	(40,770)	(32,625)	(2,624)	(53,995)	—	(338,998)

Charge for the year	(8,076)	(190,226)	(17,905)	(22,367)	(2,512)	(28,914)	—	(270,000)
Written back on disposals	5,032	10,655	635	559	12	597	—	17,490
Exchange adjustments	—	1,092	37	153	38	3,379	—	4,699

At December 31, 2025	(31,929)	(358,578)	(58,003)	(54,280)	(5,086)	(78,933)	—	(586,809)

Impairment:
At January 1, 2024	—	(21,919)	(1,658)	(2,632)	—	—	—	(26,209)
Addition	—	(5,801)	—	(3,045)	—	—	—	(8,846)
Written back on disposals	—	1,662	—	—	—	—	—	1,662
Exchange adjustments	—	(545)	150	380	—	—	—	(15)

At December 31, 2024	—	(26,603)	(1,508)	(5,297)	—	—	—	(33,408)

Addition	—	(33,866)	—	(1,633)	—	—	—	(35,499)
Written back on disposals	—	3,039	—	5,713	—	—	—	8,752
Exchange adjustments	—	1,103	—	220	—	—	—	1,323

At December 31, 2025	—	(56,327)	(1,508)	(997)	—	—	—	(58,832)

Net book value:
At December 31, 2024	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939

At December 31, 2025	203,972	791,927	43,758	36,747	3,800	17,583	1,011,598	2,109,385

The Group had the net value of leasehold improvements and store operating equipment related to self-operated stores amounting to RMB475,771,000 and RMB753,371,000 as at December 31, 2024 and 2025, respectively.

In addition, certain of the store-level assets are measured at fair value based on unobservable inputs (Level 3) on a non-recurring basis, if determined to be impaired. The fair values of store-level assets, if determined to be impaired, are primarily represented by the price market participant would pay to sub-lease the operating lease of right-of-use assets, which reflects the highest and best use of the assets. Significant unobservable inputs used in the fair value measurement include market rental rates. The direct comparison approach is used as the valuation technique by assuming a sub-lease of each of the properties in its existing state with vacant possession. By making reference to lease transactions as available in the relevant market, comparable properties in close proximity have been selected and adjustments have been made to account for any difference in factors such as location and property size.

12Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(i)	(ii)	(iii)
Cost:
At January 1, 2024	1,652,404	10,648	1,782,410	3,445,462
Additions	2,093,794	—	—	2,093,794
Derecognition	(367,834)	(10,648)	—	(378,482)
Exchange adjustments	3,820	—	—	3,820

At December 31, 2024	3,382,184	—	1,782,410	5,164,594

Additions	2,097,560	13,666	—	2,111,226
Derecognition	(434,893)	—	—	(434,893)
Exchange adjustments	(35,394)	—	—	(35,394)

At December 31, 2025	5,009,457	13,666	1,782,410	6,805,533

Accumulated depreciation:
At January 1, 2024	(437,087)	(9,172)	(98,343)	(544,602)
Charge for the year	(637,772)	(1,478)	(45,212)	(684,462)
Derecognition	227,072	10,650	—	237,722
Exchange adjustments	(1,169)	—	—	(1,169)

At December 31, 2024	(848,956)	—	(143,555)	(992,511)

Charge for the year	(918,624)	(7,637)	(45,210)	(971,471)
Derecognition	275,526	—	—	275,526
Exchange adjustments	4,074	—	—	4,074

At December 31, 2025	(1,487,980)	(7,637)	(188,765)	(1,684,382)

Impairment:
At January 1, 2024 and December 31, 2024	—	—	—	—

Charge for the year	(112)	—	—	(112)

At December 31, 2025	(112)	—	—	(112)

Net book value:
At December 31, 2024	2,533,228	—	1,638,855	4,172,083

At December 31, 2025	3,521,365	6,029	1,593,645	5,121,039

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	285,393	215,399	637,772	918,624
Warehouse equipment	3,592	1,784	1,478	7,637
Land use right	45,208	22,604	45,212	45,210
Less: amount capitalized as construction in progress	(45,208)	(22,604)	(45,212)	(45,210)

	288,985	217,183	639,250	926,261

Interest on lease liabilities (Note 8)	34,396	25,112	91,623	126,829
Expense relating to short-term leases	15,322	13,729	75,755	108,656
Variable lease payments not included in the measurement of lease liabilities	18,614	24,802	47,314	46,313

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 20(c) and Note 24, respectively.

Notes:

(i)	Property – right-of-use assets

The Group leases properties for its self-operated stores, warehouse storage and office spaces. The leases of self-operated stores typically run for two to twelve years. Leases of office spaces and warehouse storage typically run for a period of one to seven years.

As at December 31, 2024 and 2025, right-of-use assets related to leased properties for self-operated stores amounted to RMB2,264,064,000 and RMB3,210,178,000, respectively.

Variable lease payments based on sales

Some leases of self-operated stores contain variable lease payments, which typically range from 3% to 18% of the annual or monthly sales that each store makes in excess of a certain breakpoint predetermined with landlord. These terms are common in retail stores in countries such as United states where the Group operates.

(ii)	Warehouse equipment – right-of-use assets

The Group leases warehouse equipment, with lease terms of three years.

(iii)	Land use right

The Group acquired the land use right of a parcel of land located in the PRC through the acquisition of a subsidiary, with an original lease term of 40 years.

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

13Intangible Assets

	Intellectual
	property
	rights	Others	Total
	RMB’000	RMB’000	RMB’000
At December 31, 2024

Net value at January 1, 2024	—	19,554	19,554
Additions	—	1,453	1,453
Disposals	—	—	—
Amortisation provided during the year	—	(12,228)	(12,228)
Exchange realignment	—	23	23

Net value at December 31, 2024	—	8,802	8,802

	Intellectual
	property
	rights	Others	Total
	RMB’000	RMB’000	RMB’000
At December 31, 2025

Net value at January 1, 2025	—	8,802	8,802
Additions	19,750	1,819	21,569
Acquisition of subsidiaries	75,000	—	75,000
Disposals	—	—	—
Amortisation provided during the year	(3,874)	(6,170)	(10,044)
Exchange realignment	—	(376)	(376)

Net value at December 31, 2025	90,876	4,075	94,951

14Goodwill

RMB’000
Cost:
At January 1, 2024	21,643
Exchange realignment	(225)

At December 31, 2024	21,418
Acquisition of subsidiaries (Note 28)	204,790
Exchange realignment	(3,021)

At December 31, 2025	223,187

Impairment:
At January 1, 2024, December 31, 2024 and December 31, 2025	—

Carrying amount:
At December 31, 2024	21,418

At December 31, 2025	223,187

Impairment tests for cash-generating unit (CGU) containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGU as follows.

	As at December 31,
	2024	2025
	RMB’000	RMB’000
MINISO SG Pte. Ltd.	21,418	21,970
MINISO Winky Italy S.r.l	—	23,449
MINISO France	—	177,768

	21,418	223,187

For MINISO France, the recoverable amount of CGU was determined based on its fair value less costs of disposal calculation using cash flow projections based on financial budgets covering a five-year period approved by management.

The pre-tax discount rate applied to the cash flow projections of MINISO France was 14.42% (2024: N/A) and reflects specific risks relating to the CGU. The cash flows beyond the five-year period were extrapolated using a growth rate of 2.0% (2024: N/A). This growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amounts of the above CGUs that contain goodwill to exceed their recoverable amounts.

15Other investments

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
- Investment in an unlisted limited partnership enterprise (i)	123,399	201,727

Current
- Investment in structured deposit (ii)	100,000	—

Notes:

(i)	In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

(ii)	In December 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

Information about the Group’s fair value measurement is included in Note 30(e).

16Inventories

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Finished goods	2,742,092	3,676,409
Low-value consumables	8,297	14,829
	2,750,389	3,691,238

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	6,879,212	4,290,874	9,074,490	11,492,275
(Reversal of write-down)/write-down of inventories	(19,850)	1,932	25,053	40,784
Cost of inventories recognized in consolidated statements of profit or loss	6,859,362	4,292,806	9,099,543	11,533,059

17Trade and other receivables

		As at December 31,
	Notes	2024	2025
		RMB’000	RMB’000
Non-current
Trade receivables		14,653	3,263
Less: loss allowance	30(a)	(18)	(4)

Trade receivables, net of loss allowance (iii)		14,635	3,259
Amounts due from related parties	33(c)	16,708	15,575
Deposits		193,810	171,039
Prepayments for lease		72,000	—
Value-added tax (“VAT”) recoverable		44,135	57,638
		341,288	247,511

Current
Trade receivables		742,622	1,228,178
Less: loss allowance	30(a)	(67,699)	(77,678)

Trade receivables, net of loss allowance		674,923	1,150,500
Amounts due from related parties	33(c)	45,424	78,052
Miscellaneous expenses paid on behalf of franchisees		642,073	737,986
VAT recoverable		208,221	361,691
Rental deposits		71,001	159,224
Receivables due from online payment platforms and banks (i)		77,990	113,841
Prepayments for inventories		73,538	99,738
Prepayments for licensing expenses		65,040	91,934
Prepayments for promotion and advertising expenses		30,349	32,970
Prepayments for repurchase of shares		70,518	56,530
Prepayment for rental		47,665	78,764
Prepaid income tax		82,304	69,270
Others		117,967	276,629
		2,207,013	3,307,129

Notes:

(i)	Receivables due from online payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.
(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.
(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 38 months and the portion which is expected to be recovered after one year are classified as non - current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

18Cash and cash equivalents

Cash and cash equivalents comprise:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Cash on hand	4,465	9,666
Cash at bank	6,323,656	6,807,463
Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,328,121	6,817,129

19Restricted cash

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Bank deposits held in an escrow bank account (i)	1,026	3,462
Bank deposits frozen for legal proceedings	—	5,020
Marginal deposits frozen for the issuance of bank guarantees	—	39,625
Others	—	6,122
	1,026	54,229

Note:

(i)	The balance represented cash held in an escrow bank account in the PRC with designated usage of settlement with franchisees.

20Cash flow information

(a)Reconciliation of profit for the reporting period to cash generated from operations:

		For the year	For the six	For the year	For the year
		ended	months ended	ended	ended
		June 30,	December 31,	December 31,	December 31,
		2023	2023	2024	2025
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Profit for the year/period		1,781,829	1,256,077	2,635,428	1,209,814
Adjustments for:
Interest on lease liabilities	8	34,396	25,112	91,623	126,829
Depreciation and amortization	6	391,167	285,241	808,694	1,206,305
Interest on loans and borrowings	8	226	90	1,292	111,759
Interest on the Equity Linked Securities	8	—	—	—	192,342
Interest income	8	(145,225)	(123,969)	(118,672)	(104,421)
Investment income from other investments	7	(42,921)	(14,281)	(81,145)	(103,675)
Changes in fair value of redemption liabilities	25	—	—	—	158,491
Net change in fair value of other investments	7	3,692	(14,270)	(29,930)	(77,227)
Fair value changes of financial derivative assets and financial derivative liabilities	29	—	—	—	70,332
Gains/(losses) on disposal of property, plant and equipment and intangible assets	7	5,350	1,632	2,534	(7,275)
Impairment loss on non-current assets		3,448	4,547	8,846	35,611
Unrealized foreign exchange (gains)/ losses		(45,522)	(25,410)	8,258	4,168
Effect of lease contract cancellation	7	3,681	(4,821)	(15,201)	(12,123)
Gains on disposal of subsidiaries	7	—	—	(8,759)	(194)
Share of (profit)/loss of equity-accounted investees, net of tax		—	(268)	(5,986)	834,453
Gains on revaluation of the previously held equity-accounted investees	7	—	—	—	(8,600)
Equity-settled share-based payment expenses	6	62,882	46,432	85,184	367,869
Income tax	9(a)	551,785	396,665	712,104	703,524

Changes in working capital:
Inventories		(250,851)	(471,722)	(828,148)	(916,651)
Trade and other receivables		(185,768)	(316,534)	(836,820)	(1,028,794)
Contract liabilities		(73,539)	25,341	(6,545)	30,931
Trade and other payables		(34,055)	363,327	561,422	576,214
Restricted cash		5,303	19,103	6,944	(16,043)
Deferred income		19,074	(3,985)	4,486	(6,341)

Cash generated from operations		2,084,952	1,448,307	2,995,609	3,347,298

(b)Reconciliation of liabilities arising from financing activities:

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At July 1, 2022	6,948	43	651,065	658,056

Additions through business combination	—	—	15,313	15,313

Changes from financing cash flows:
Repayment of loans and borrowings	(206)	—	—	(206)
Payment of capital element and interest element of lease liabilities	—	—	(346,008)	(346,008)

Total changes from financing cash flows	(206)	—	(346,008)	(346,214)

Exchange adjustments	576	—	25,267	25,843

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	718,985	718,985
Decrease in lease liabilities from derecognition	—	—	(213,284)	(213,284)
Increase in interest expenses	—	226	34,396	34,622
Forgiveness of loans and borrowings	(103)	—	—	(103)

Total other changes	(103)	226	540,097	540,220

At June 30, 2023	7,215	269	885,734	893,218

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24
At July 1, 2023	7,215	269	885,734	893,218

Changes from financing cash flows:
Repayment of loans and borrowings	—	—	—	—
Payment of capital element and interest element of lease liabilities	—	—	(236,519)	(236,519)

Total changes from financing cash flows	—	—	(236,519)	(236,519)

Exchange adjustments	44	—	(21,071)	(21,027)

Other changes:
Increase in lease liabilities from entering into new leases during the period	—	—	622,916	622,916
Decrease in lease liabilities from derecognition	—	—	(30,867)	(30,867)
Increase in interest expenses	—	90	25,112	25,202

Total other changes	—	90	617,161	617,251

At December 31, 2023	7,259	359	1,245,305	1,252,923

	Loans and	Interest	Lease
	borrowings	payable	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At January 1, 2024	7,259	359	1,245,305	1,252,923

Changes from financing cash flows:

Proceeds from loans and borrowings from third party	563,800	—	—	563,800
Repayment of loans and borrowings	(718)	—	—	(718)
Payment of capital element and interest element of lease liabilities	—	—	(725,075)	(725,075)

Total changes from financing cash flows	563,082	—	(725,075)	(161,993)

Exchange adjustments	(76)	—	(14,885)	(14,961)

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	2,093,794	2,093,794
Decrease in lease liabilities from derecognition	—	—	(152,268)	(152,268)
Increase in interest expenses	1,000	292	91,623	92,915

Total other changes	1,000	292	2,033,149	2,034,441

At December 31, 2024	571,265	651	2,538,494	3,110,410

	Loans and	Interest	Lease	Financial derivative
	borrowings	payable	liabilities	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			Note 24

At January 1, 2025	571,265	651	2,538,494	—	3,110,410

Increase arising from acquisition of subsidiaries (Note 28(a))	12,522	—	—	—	12,522

Changes from financing cash flows:
Proceeds from loans and borrowings from third party	4,737,057	—	—	—	4,737,057
Proceeds from Equity Linked Securities	2,286,643	—	—	1,556,221	3,842,864
Repayment of loans and borrowings	(595,228)	—	—	—	(595,228)
Interest paid	(95,800)	(651)	—	—	(96,451)
Payment of capital element and interest element of lease liabilities	—	—	(897,480)	—	(897,480)

Total changes from financing cash flows	6,332,672	(651)	(897,480)	1,556,221	6,990,762

Exchange adjustments	(54,126)	—	(42,997)	(29,022)	(126,145)

Other changes:
Increase in lease liabilities from entering into new leases during the year	—	—	2,111,226	—	2,111,226
Decrease in lease liabilities from derecognition	—	—	(171,490)	—	(171,490)
Fair value changes of financial derivative liabilities	—	—	—	(343,149)	(343,149)
Increase in interest expenses	304,101	—	126,829	—	430,930

Total other changes	304,101	—	2,066,565	(343,149)	2,027,517

At December 31, 2025	7,166,434	—	3,664,582	1,184,050	12,015,066

(c)Total cash out flow for leases:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Within operating cash flows	(71,185)	(38,531)	(123,069)	(248,463)
Within financing cash flows	(346,008)	(236,519)	(725,075)	(897,480)
	(417,193)	(275,050)	(848,144)	(1,145,943)

21Interests in equity-accounted investees

	As at December 31,
	2024	2025
	RMB’000	RMB’000

Share of net assets from associates	38,567	2,193,937
Share of net assets from a joint venture	—	13,675
Goodwill on retaining interests in an associate	—	3,279,036

	38,567	5,486,648

The associates and the joint venture were accounted for using equity method. Unanimous agreements of all joint venture parties were required for key investments and operational decisions in the joint venture.

In September 2024, the Group entered into share purchase agreements with independent third parties to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at a consideration amounting to RMB 6,270,118,000. The acquisition date was March 17, 2025, on which the Group began to have significant influence over Yonghui.

Yonghui, which is considered a material associate of the Group, is a strategic partner of the Group engaged in retail industry and is accounted for using the equity method.

Particulars of the material associate are as follows:

Percentage of
		Place of	ownership
	Particulars of	incorporation/	interest
	issued shares	registration and	attributed
Name	held	business	to the Group	Principal activity
Yonghui Superstores Co., Ltd. (“Yonghui”)	Ordinary shares	Chinese Mainland	29.4%	Retail

Notes:

(i)	As at December 31, 2025, an investment in Yonghui with a carrying amount of RMB3,822,114,000 was pledged to secure certain bank borrowings (Note 22).
(ii)	As at December 31, 2025, the fair value of investment in Yonghui based on its quoted market share price was amounted to RMB12,513,555,000.

The following table illustrates the summarised financial information in respect of Yonghui adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

As at December 31,
2025
RMB’000
Current assets	10,342,184
Non-current assets, excluding goodwill	27,615,155
Goodwill on acquisition of the associate	3,279,036
Current liabilities	(18,674,518)
Non-current liabilities	(11,950,509)

Net assets	10,611,348
Net assets, excluding goodwill	7,332,312
Non-controlling interests	86,486
Net assets attributable to the parent, excluding goodwill	7,418,798

Reconciliation to the Group’s interest in the associate:
Proportion of the Group’s ownership	29.4%
Group’s share of net assets of the associate, excluding goodwill	2,181,127
Goodwill on acquisition (less cumulative impairment)	3,279,036

Carrying amount of the investment	5,460,163

For the period
from the
acquisition date to
December 31,
2025
RMB’000
Revenue	35,455,246
Loss for the period	(2,764,232)
Other comprehensive loss	(3,559)
Total comprehensive loss for the period	(2,767,791)

(Where there is a quoted market price for the material associate)
Fair value of the Group’s investment	12,513,555

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Share of the associates’ profit for the year	22,915	13,663
Share of the associates’ total comprehensive income	22,915	13,663
Aggregate carrying amount of the Group’s investments in the associates	38,567	12,810

22	Loans and borrowings

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Non-current liabilities
Borrowings from a non-controlling interest shareholder	4,310	2,210
Equity Linked Securities -liability component (Note 29)	—	2,406,744
Bank loans (i)	—	3,006,462
	4,310	5,415,416
Current liabilities
Current portion of borrowings from a non-controlling interest shareholder	2,155	2,211
Equity Linked Securities - liability component (Note 29)	—	8,923
Bank loans (i)	—	966,789
Other borrowings (ii)	564,800	773,095

	566,955	1,751,018

Notes:

(i)	As at December 31, 2025, bank loans carried a weighted average effective interest rate ranging from 0.7% to 7.64% and will mature during the years from 2026 to 2032.

Bank loans with a carrying amount of RMB3,452,000,000 were secured by certain interests in an equity-accounted investee.

(ii)

During the year ended December 31, 2025, the Group obtained certain bank facilities repayable in form of letters of credit to a bank with an aggregate amount of RMB777,422,000 (December 31, 2024: RMB575,578,000) and interest rates ranging from 1.05% to 1.45% (December 31, 2024: 2.07% to 2.20%). The letters of credit had a maturity less than 12 months as at December 31, 2025.

23Trade and other payables

	As at December 31,
	2024	2025
	RMB’000	RMB’000

Non-current
Payable relating to construction projects	59,842	72,586

Current
Trade payables	1,278,535	1,551,682
Payroll payable	148,352	187,895
Accrued expenses	375,588	372,210
Other taxes payable	58,899	111,984
Deposits	1,839,844	1,913,182
Payable relating to leasehold improvements	93,514	104,523
Payable relating to construction projects	25,579	733
Amounts due to related parties (Note 33(c))	8,123	8,834
Others	115,554	265,448
	3,943,988	4,516,491

Information about the Group’s exposure to currency and liquidity risk is included in Note 30.

The credit period granted by suppliers corresponding to trade payables is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees are expected to be settled in its normal operating cycle and may be settled more than twelve months after the reporting period. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

24Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at December 31, 2024		As at December 31, 2025
	Present		Present
	value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	635,357	652,942	950,784	970,977
After 1 year but within 2 years	623,330	667,829	774,018	820,224
After 2 years but within 5 years	806,325	947,046	1,314,990	1,501,440
After 5 years	473,482	682,653	624,790	837,363

	2,538,494	2,950,470	3,664,582	4,130,004

Less: total future interest expenses		(411,976)		(465,422)

Present value of lease liabilities		2,538,494		3,664,582

25Redemption liabilities arising from preferred shares

On July 24, 2025, a subsidiary of the Company, TOP TOY International Group Limited (“TOP TOY”), entered into Series A financing agreements with four Series A investors, pursuant to which, TOP TOY issued 47,632,778 Series A Preferred Shares at an issue price totaling USD59,426,000 on July 31, 2025.

The key terms of the Series A Preferred Shares are summarized as follows:

Redemption right

The holders of Series A Preferred Shares may require TOP TOY to redeem any or all of the Series A Preferred Shares held by them at any time after the occurrence of the following events (the “redemption events”) whichever is earlier:

(i)	a qualified IPO of TOP TOY has not been consummated on or prior to the third anniversary of the issue date with respect to the relevant Series A Preferred Shares;
(ii)	TOP TOY or any of its affiliates is subject to any sanctions enacted or enforced by the PRC, the United States of America, or other relevant countries, or the United Nations or the European Union; or
(iii)	TOP TOY or the Controlling Shareholder has materially breached any of their respective representations, warranties, covenants or undertakings.

The redemption price shall be equal to the higher of (i) or (ii) below: (i) the issue price plus an interest at the simple rate of ten percent per annum accruing from the issue date to the date of payment of the redemption price; and (ii) the fair value of respective Series A Preferred Shares.

Financial effect

The Group has designated the preferred shares as financial liabilities as fair value through profit of loss and subsequently measured at fair value.

Accordingly, redemption liabilities were recognized at the issue price of USD59,426,000 upon the issuance of the Series A Preferred Shares.

The movement of redemption liabilities arising from preferred shares during year ended December 31, 2025 is set out as below:

For the year ended
December 31,
2025
RMB’000

At the beginning of the year	—
Recognition of redemption liabilities arising from issuance of preferred share	424,862
Changes in fair value of redemption liabilities	158,491
Exchange adjustments	(9,672)

At the end of the year	573,681

The Group had used the discounted cash flow method to determine the underlying equity value of TOP TOY, and adopted option-pricing method to determine the fair value of Series A Preferred Shares at the end of the reporting period, with the assistance of an independent third-party valuation firm.

Key valuation assumptions used to determine the fair value of Series A Preferred Shares were as follows:

As at December 31
2025
RMB’000

Weighted average cost of capital	13.5%
Risk-free interest rate	1.2%-2.3%
Discount for lack of marketability (“DLOM”)	5.5%
Expected volatility	38.7%-43.7%

Discount rate (post-tax) was estimated using the weighted average cost of capital as of each valuation date. The Group estimated the risk-free interest rate based on the yield of China Government Bond. The DLOM was estimated based on the option-pricing method. Under the option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. Under the equity allocation model, volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for a period from the valuation date and with similar span as time to expected event dates. Probability weight under each of the redemption rights and liquidation preferences was based on the Group’s best estimates. In addition to the assumptions adopted above, projections of future performance were also factored into the determination of the fair value of Series A Preferred Shares on the valuation date.

26Capital and reserves

(a)Share capital and additional paid-in capital

As at December 31, 2024 and 2025, the Company authorized 10,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of December 31, 2024 and 2025, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at December 31, 2024		As at December 31, 2025
	Number of		Number of
	shares	Share capital	shares	Share capital
		RMB’000		RMB’000
Ordinary shares	1,249,871,833	94	1,237,564,177	94
(i)	Prior to the Company’s listing on the Hong Kong Stock Exchange, the Company adopted a dual-class share structure, including Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and Class B ordinary shares had the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares was entitled to three votes per share, while the holders of Class A ordinary shares entitled to one vote per share. Each Class B ordinary share was convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares were not convertible into Class B ordinary shares under any circumstances.
(ii)	Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effect from the Company’s listing on the Hong Kong Stock Exchange, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of USD0.00001 each.
(iii)

On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. In connection with the dual primary listing, the Company completed a global offering and issued 41,586,200 ordinary shares, including 486,200 shares upon exercise of the over-allotment option, with a par value of USD0.00001 each and offer price of HKD13.80 each.

(iv)	During the year ended December 31, 2025, the Company issued 1,465,524 shares in respect of vesting of restricted share units.

(v)	During the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025, 4,161,100, 636,608, 2,320,360 and 1,274,624 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.
(vi)	During the year ended June 30, 2023, 3,462,870 shares were cancelled, which mainly including 3,462,868 shares repurchased under 2022 share repurchase program (see Note 26(b)(v)).
(vii)	During the year ended December 31, 2024, 13,817,852 shares were cancelled under 2023 and 2024 share repurchase program (see Note 26(b)(v)).
(viii)	During the year ended December 31, 2025, 13,773,180 shares were cancelled under 2024 share repurchase program (see Note 26(b)(v)).
(ix)	As at December 31, 2024 and 2025, among the ordinary shares issued, 15,878,028 and 18,428,520 shares were recognized as treasury shares (see Note 26(b)(v)), respectively.
(x)

Pursuant to a resolution approved by the board of directors of the Company on May 16, 2023, the Company transferred RMB730,898,000 (equivalent to USD105 million) of additional paid-in capital to set off its accumulated losses.

(b)Nature and purposes of reserves

(i)Merger reserve

The merger reserve mainly represents the difference between the consideration paid and the paid-in capital acquired arising from a previous business combination involving entities under common control.

(ii)Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

(iii)Share-based payment reserve

The share-based payment reserve represents the portion of the grant date fair value of restricted shares, share options and restricted share units granted to the key management personnel and employees of the Group that has been recognized in accordance with the accounting policy adopted for share-based payments in Note 2(r)(iii).

(iv)PRC statutory reserve

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

(v)Treasury shares

The 2020 Share Incentive Plan was administered by twelve special purpose vehicles, and the Group has the power to govern the relevant activities of the twelve special purpose vehicles and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Incentive Plan, therefore, the twelve special purpose vehicles were consolidated.

The balance of treasury shares mainly includes the considerations received from special purpose vehicles for unvested and forfeited restricted shares, and the cost of the Company’s shares held by the Group.

On December 21, 2021, the Board authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the “2021 Share Repurchase Program”).

On September 29, 2022, the Board authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 Share Repurchase Program”).

During the year ended June 30, 2023, the Company repurchased 3,373,228 ordinary shares on the New York Stock Exchange and 166,000 ordinary shares on the Hong Kong Stock Exchange under the 2021 and 2022 Share Repurchase Program for total considerations of USD4,370,000 (equivalent to RMB31,175,000) and HKD1,696,000 (equivalent to RMB1,536,000), respectively.

Pursuant to 2021 Share Repurchase Program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the Board of the Company approved to transfer all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share awards under the 2020 Share Incentive Plan.

Under the 2022 Share Repurchase Program, 166,000 shares repurchased on the Hong Kong Stock Exchange and 3,296,868 shares repurchased on the New York Stock Exchange were cancelled as of June 30, 2023.

On September 15, 2023, the Board authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

During the six months ended December 31, 2023, the Company repurchased 1,450,108 ordinary shares on the New York Stock Exchange and 708,400 ordinary shares on the Hong Kong Stock Exchange under the 2023 Share Repurchase Program for total considerations of USD6,981,000 (equivalent to RMB49,630,000) and HKD26,290,000 (equivalent to RMB23,930,000), respectively.

Under the 2023 Share Repurchase Program, 4,239,400 shares repurchased on the Hong Kong Stock Exchange and 3,170,248 shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2024.

On August 30, 2024, the Board authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”).

During the year ended December 31, 2024, the Company repurchased 5,662,344 ordinary shares on the New York Stock Exchange and 5,997,000 ordinary shares on the Hong Kong Stock Exchange under the 2023 and 2024 Share Repurchase Program for total considerations of USD22,679,000 (equivalent to RMB160,687,000) and HKD186,479,000 (equivalent to RMB169,534,000), respectively.

On March 21, 2025, the Board authorized an extension on 2024 share repurchase program to be valid until June 30, 2026 under which the Company may further repurchase up to HKD1.8 billion of its shares within a period from March 28, 2025 to April 1, 2026.

During the year ended December 31, 2025, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of	Highest	Lowest		Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
March 2025	52,600	4.63	4.59	242	1,266,600	38.00	34.85	47,037
April 2025	1,621,224	4.88	3.51	6,613	5,163,200	38.00	27.05	154,897
May 2025	585,652	4.71	4.19	2,625	554,600	38.00	33.10	19,421
June 2025	1,040,368	4.73	4.20	4,666	1,183,200	36.90	32.75	41,322
July 2025	1,052,800	4.88	4.35	4,790	1,015,800	38.00	33.95	35,912
August 2025	94,136	4.88	4.61	446	159,000	38.00	36.25	5,953
November 2025	168,892	4.88	4.67	813	972,000	38.00	36.36	35,973
December 2025	387,824	4.88	4.72	1,873	2,280,400	39.24	36.10	85,777

Total	5,003,496			22,068	12,594,800			426,292

Equivalent to RMB’000				158,158				391,079

Under the 2024 Share Repurchase Program, 9,326,400 ordinary shares repurchased on the Hong Kong Stock Exchange and 4,446,780 ordinary shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2025.

(c)Capital management

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

(d)Dividends

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

During the year ended December 31, 2024, special cash dividends of USD0.0725 per ordinary share and interim cash dividends of USD0.0686 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000) and USD85,221,000 (equivalent to RMB601,075,000), were declared and paid by the Company. The dividends were distributed from additional paid - in capital.

During the year ended December 31, 2025, final dividends of USD0.0817 per ordinary share and interim cash dividends of USD0.0724 per ordinary share, amounting to USD101,292,000 (equivalent to RMB726,875,000) and USD88,922,000 (equivalent to RMB630,873,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Final dividends of USD0.0941 per ordinary share, amounting to approximately USD115.8 million, were proposed and approved by the board of directors of the Company on March 31, 2026. The dividends will be distributed from additional paid-in capital. The declaration of the final dividends is a non-adjusting event after the reporting period and has not been recognized as liabilities as of December 31, 2025.

27Equity settled share-based payments

The 2020 Share Incentive Plan

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

As at June 30, 2023, December 31, 2023, December 31, 2024 and December 31, 2025, the maximum aggregate number of shares that could be issued under the 2020 Share Incentive Plan was 98,773,684.

The 2020 Share Incentive Plan will remain in effect for a period of 103 months, commencing on January 7, 2020, unless terminated earlier by the Company’s board of directors.

(a)Share awards

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

Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair values are as follows:

Weighted-
		Weighted-	average
		average	grant date
		exercise price	fair value
	Number of	USD per	USD per
	restricted	restricted	restricted
	shares	share	share
Outstanding as of July 1, 2022	2,540,420	0.036	7.67
Vested during the year	(2,496,668)	0.036	7.67
Forfeited during the year	(43,752)	0.036	7.67

Outstanding as of June 30, 2023, December 31, 2023, December 31, 2024, and December 31, 2025	—	—	—

Total share-based payment expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for these share awards granted to the Group’s employees were RMB613,000 for the year ended June 30, 2023.

(b)Share options

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

The option activities during the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025 are summarized as follows:

			Weighted-
		Weighted-	average
	Number of	average	grant date
	options	exercise price	fair value
		USD per share	USD per share

Outstanding at July 1, 2022	8,918,492	0.036	3.67
Exercised	(1,376,096)	0.035	3.90
Forfeited	(1,841,000)	0.036	3.33

Outstanding at June 30, 2023	5,701,396	0.036	3.72

Exercisable at June 30, 2023	2,114,496	0.036	3.36
Non-vested at June 30, 2023	3,586,900	0.036	3.94

Outstanding at July 1, 2023	5,701,396	0.036	3.72
Exercised	(427,492)	0.036	4.20
Forfeited	(104,800)	0.036	4.74

Outstanding at December 31, 2023	5,169,104	0.036	3.66

Exercisable at December 31, 2023	2,237,104	0.036	3.57
Non-vested at December 31, 2023	2,932,000	0.036	3.73

Outstanding at January 1, 2024	5,169,104	0.036	3.66
Exercised	(1,040,440)	0.036	3.82
Forfeited	(221,200)	0.036	3.95

Outstanding at December 31, 2024	3,907,464	0.036	3.61

Exercisable at December 31, 2024	2,585,464	0.036	3.54
Non-vested at December 31, 2024	1,322,000	0.036	3.73

Outstanding at January 1, 2025	3,907,464	0.036	3.61
Exercised	(837,828)	0.036	3.78
Forfeited	(71,000)	0.036	4.89

Outstanding at December 31, 2025	2,998,636	0.036	3.53

Exercisable at December 31, 2025	2,998,636	0.036	3.53
Non-vested at December 31, 2025	—	—	—

Total share-based payment expenses calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB33,306,000, RMB7,593,000,RMB5,879,000 and RMB109,000 for the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended  December 31, 2024 and 2025, respectively.

(c)Restricted share units

(i)Granted during the year ended June 30, 2023

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

(ii)Granted during the six months ended December 31, 2023

In October 2023, the board of directors approved the grant of RSUs to purchase 22,472 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches vested on January 15, 2024, April 15, 2024 and July 15, 2024, respectively, on the condition that director remains in service without any performance conditions.

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

(iii)Granted during the year ended December 31, 2024

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

In October 2024, the board of directors approved the grant of RSUs to purchase 39,300 ordinary shares of the Company to an independent non-executive director of the Group at nil purchase price. The RSUs were divided into four tranches. The first tranche immediately vested on the grant date, and the remaining tranches vested on January 15, 2025, April 15, 2025 and July 15, 2025, respectively, on the condition that director remains in service without any performance conditions.

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

(iv)	Granted during the year ended December 31, 2025

In March 2025, June 2025, September 2025 and December 2025, the board of directors approved the grant of RSUs to purchase 240,960, 45,200, 102,000 and 93,800 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.036 per share, USD0.00001 per share, USD0.00001 per share and USD0.00001 per share, respectively. These RSUs were divided into three to five tranches. Each tranche will vest on individual vesting schedules ranging from three to five years from the grant dates, on the condition that the employees remain in service without any performance conditions.

In December 2025, the board of directors approved the grant of RSUs to purchase 13,440 ordinary shares of the Company in aggregate to one employee of the Group at purchase price of USD0.036 per share. These RSUs were divided into three tranches. Each tranche will vest on the 1st trading day following March 20, 2026, each of the 1st and 2nd anniversary of March 20, 2026, respectively, on the condition that the employee remain in service without any performance conditions.

In January 2025, the board of directors approved the grant of RSUs to purchase 108,460 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share with the performance targets to be determined and approved. For the service condition, 10%, 10%, 15%, 20% and 45% of these RSUs granted will vest on the 1st trading day following March 20, 2025, each of the 1st, 2nd, 3rd and 4th anniversary of March 20, 2025, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2024, 2025, 2026, 2027 and 2028.

In March 2025, June 2025 and September 2025, the board of directors approved the grant of RSUs to purchase 534,398, 69,700 and 46,470 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 11.11%, 16.67%, 22.22%, and 50% of these RSUs granted will vest on the 1st trading day following each of the 1st, 2nd, 3rd, and 4th anniversary of the grant date, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027 and 2028.

In March 2025, the board of directors approved the grant of RSUs to purchase 77,440 ordinary shares of the Company in aggregate to one employee of the Group at purchase price of USD0.00001 per share. These RSUs were one tranche and will vest on March 20, 2029, on the condition that the employee remains in service and have fulfilled the performance targets in the calendar year of 2028.

In July 2025, the board of directors approved the grant of RSUs to purchase 557,640 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 11.11%, 16.67%, 22.22%, and 50% of these RSUs granted will vest on the 1st trading day following March 20, 2026, each of the 1st, 2nd and 3rd anniversary of March 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027 and 2028.

In July 2025, the board of directors approved the grant of RSUs to purchase 1,208,850 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 20%, 20%, 20%, 20% and 20% of these RSUs granted will vest on the 1st trading day following March 20, 2026, each of the 1st, 2nd, 3rd and 4th anniversary of March 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027, 2028 and 2029.

In July 2025, the board of directors approved the grant of RSUs to purchase 595,050 ordinary shares of the Company in aggregate to certain employees of the Group at purchase price of USD0.00001 per share, respectively, with the performance targets to be determined and approved. For the service condition, 20%, 20%, 20%, 20% and 20% of these RSUs granted will vest on the 1st trading day following June 20, 2026, each of the 1st, 2nd, 3rd and 4th anniversary of June 20, 2026, respectively, on the condition that the employees remain in service and have fulfilled the respective performance targets in each of the calendar years of 2025, 2026, 2027, 2028 and 2029.

As the Company has discretion to set the relevant performance targets, the grant dates of these RSUs described above with performance targets are not considered established for financial reporting purpose until the performance targets are determined and approved.

As at December 31, 2025, the Group has determined and approved the performance targets for the calendar year of 2024 and the grant date of the first tranche of RSUs granted in January 2025 to purchase 10,846 ordinary shares was considered to have been established, while the grant dates of subsequent tranches of RSUs granted in January 2025 to purchase 97,614 ordinary shares in total and all tranches of the RSUs granted in March, June, July and September 2025 to purchase 3,089,548 ordinary shares in total were not considered to have been established because the Group has not determined and approved the performance targets. Although the grant dates have not been established, the respective service periods are considered to have commenced as at December 31, 2025. As such, the Group estimated and recognized equity-settled share-based payment expenses in respect of each tranche of the RSUs for which the grant dates were not considered to have been established based on the fair value of Company’s ordinary shares at each reporting date and reduced by the present value of the estimated dividends that the related employees will not be entitled to during the vesting periods. The amount of equity-settled share-based payment expenses for each tranche is being re-estimated at each reporting date until the grant dates are established.

(v)	Movements in the number of RSUs granted and the respective weighted-average grant date fair values are as follows:

			Weighted-average
		Weighted-average	grant date
	Number of	purchase price	fair value*
	RSUs	USD per RSU	USD per RSU

Outstanding as of July 1, 2023	6,165,460	0.036	4.22
Granted	125,672	0.030	5.37
Vested	(209,116)	0.024	3.55
Forfeited	(123,760)	0.036	3.16

Outstanding as of December 31, 2023	5,958,256	0.036	4.32
Granted	21,597,470	0.001	5.47
Vested	(1,279,920)	0.035	4.29
Forfeited	(1,557,522)	0.005	5.25

Outstanding as of December 31, 2024	24,718,284	0.008	5.27
Granted	3,693,408	0.002	4.39
Vested	(1,902,320)	0.008	5.53
Forfeited	(2,072,480)	0.002	4.40

Outstanding as of December 31, 2025	24,436,892	0.007	4.39

*The weighted-average grant date fair value includes those estimated for the purpose of recognizing the services from service commencement date before the grant dates have been established.

The grant date fair value of RSUs is determined with reference to the market price of the Company’s ordinary shares on date of grant and is reduced by the present value of the estimated dividends that will not be entitled during the vesting periods.

The fair value of RSUs granted during the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025 was USD27,004,000 (equivalent to RMB186,116,000), USD674,000 (equivalent to RMB4,812,000), USD118,087,000 (equivalent to RMB847,747,000) and USD16,200,000 (equivalent to RMB115,902,000) in aggregate. Total compensation expenses calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB28,963,000, RMB38,839,000, RMB79,305,000 and RMB131,226,000 for the year ended June 30, 2023 and the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025.

The 2025 Share Incentive plan of TOP TOY (the “2025 Share Incentive Plan”)

(a)	Restricted shares

On July 10, 2025, the board of directors of TOP TOY approved the 2025 Share Incentive Plan. Pursuant to the 2025 Share Incentive Plan, restricted shares or other approved awards may be granted to the Group’s employees and directors. The maximum aggregate number of shares of TOP TOY which could be issued under the 2025 Share Incentive Plan was 120,000,000.

Unless terminated earlier by the board of directors, the 2025 Share Incentive Plan will be valid and effective for a term of 10 years starting on July 10, 2025.

On the same date, 85,016,800 restricted shares of TOP TOY were granted to the directors and certain employees of the Group at a purchase price of USD0.0042 per restricted share. The restricted shares granted were subject to certain restrictions on transferability and forfeiture/repurchase conditions. 20% of the restricted shares are not subject to repurchase conditions from the grant date, while each of 20% of the remaining restricted shares will no longer be subject to repurchase conditions on the first business day in 2026, 2027, 2028 and 2029, respectively, on the condition that employees remain in service without any performance requirements (“Specified Service Period”). In addition, if employees leave the Group before an IPO of TOP TOY takes place, the awarded shares will be forfeited. The forfeited shares will be repurchased by TOP TOY at the original purchase price, and if applicable, plus 10% per annum interest. As such, the actual length of vesting period of the restricted shares is subject to an IPO condition. The Group considered that an IPO of TOP TOY is probable to incur and recognized the share-based payment expenses over the estimated actual vesting period, which is based on an estimate of when an IPO of TOP TOY will incur or the Specified Service Period, whichever is longer.

Movements in the number of restricted shares granted to employees and the weighted average grant date fair value are as follows:

		Weighted-average
		grant date
		fair value
	Number of	USD per
	restricted shares	restricted share

Outstanding as of January 1, 2025	—	—
Granted during the year	85,016,800	1.1137

Outstanding as of December 31, 2025	85,016,800	1.1137

The aggregate fair value of restricted shares at the date of grant on July 10, 2025 was USD94,682,000 (equivalent to RMB677,074,000).

The fair value of services received in return for restricted shares is measured by reference to the fair value of restricted shares granted. The estimate of the fair value of restricted shares at the grant date was determined with reference to the fair value of the equity interest of TOP TOY which has been measured using discounted cash flow method.

The key inputs used in the measurement of the fair value of the equity interest of TOP TOY at the grant date were as follows:

Inputs

Discount rate	12.8%
Perpetual growth rate	2.0%
Expected dividends	0.0%
DLOM	12.1%~13.9%
Expected volatility	42.1%-46.8%
Discount for lack of control	24.1%

Expected dividends are based on that no dividend plan is expected within the estimated actual vesting period. Changes in the subjective input assumptions could materially affect the fair value estimate.

The post-vesting restrictions on transferability have been incorporated into the fair value at grant date by applying a discount to the valuation obtained. The discounts have been determined using put option method.

Total share-based payment expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statement of profit or loss for aforementioned share-based awards granted to the Group’s employees was RMB236,534,000 for the year ended December 31, 2025.

28Acquisition of subsidiaries

(a)Business combination

(i)MINISO Winky Italy S.r.l

The Group previously held 49% equity interest in MINISO Winky Italy S.r.l, which was accounted for equity method. On May 19, 2025, the Group acquired the remaining 51% equity interest from a third party at a consideration of EUR2,758,000 (equivalent to RMB22,685,000), settled through the offset of an existing receivable due from the counterparty.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB’000
Cash and cash equivalents	4,323
Trade and other receivables	65,528
Inventories	38,521
Trade and other payables	(54,466)
Contract liabilities	(48)
Loans and borrowings	(38,246)

Total identifiable net assets at fair value	15,612

Goodwill on acquisition (Note 14)	23,419

Fair value of previously held 49% equity interest	16,346
Satisfied by offset of an existing receivable due	22,685

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

RMB’000

Cash consideration	—
Cash and bank balances acquired	4,323

Total net cash inflow included in cash flows from investing activities	4,323

Since the acquisition, MINISO Winky Italy S.r.l contributed RMB74,616,000 to the Group’s revenue and RMB18,773,000 to the consolidated loss for the year ended December 31, 2025.

Had the combination taken place at the beginning of the year, the revenue and the profit of the Group for the year would have been RMB21,450,058,000 and RMB1,254,324,000, respectively.

(ii)	MINISO France

On July 17, 2025, the Group acquired a 100% interest in MINISO France from third parties, at a cash consideration of EUR23,500,000 (equivalent to RMB197,456,000).

The following summarizes the recognized amounts of assets acquired and liabilities of MINISO France assumed at the date of acquisition:

RMB’000

Property, plant and equipment (Note 11)	20,721
Interest in an equity-accounted investee	4,890
Cash and cash equivalents	3,497
Trade and other receivables	18,986
Inventories	24,198
Trade and other payables	(41,896)
Contract liabilities	(1,789)
Loans and borrowings	(12,522)

Total identifiable net assets at fair value	16,085

Goodwill on acquisition (Note 14)	181,371

Satisfied by cash	197,456

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

RMB’000

Cash consideration	(197,456)
Cash and bank balances acquired	3,497

Total net cash outflow included in cash flows from investing activities	(193,959)

Since the acquisition, MINISO France contributed RMB69,310,000 to the Group’s revenue and RMB5,526,000 to the consolidated loss for the year ended December 31, 2025.

Had the combination taken place at the beginning of the year, the revenue and the profit of the Group for the year would have been RMB21,479,899,000 and RMB1,259,283,000, respectively.

(b)Acquisition of assets and liabilities through acquisition of a subsidiary

In July 2025, the Group entered into a share transfer agreement with a third party to acquire 51% equity interest in a target entity at a cash consideration of RMB39,680,000. Upon the completion of this acquisition on August 1, 2025, the target entity has become a subsidiary of the Group. The identifiable assets of this target entity mainly comprise of two groups of intellectual property rights. The transaction was recognised as an acquisition of assets, rather than a business combination, given that substantially all of the fair value of the gross assets is concentrated in a group of similar identifiable assets being the major group of intellectual property rights.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB’000
Property, plant and equipment (Note 11)	103
Intangible assets (Note 13)	75,000
Cash and cash equivalents	3,460
Trade and other receivables	1,565
Trade and other payables	(3,090)
Contract liabilities	(7)
Current taxation	(363)

Total identifiable net assets at fair value	76,668

Non-controlling interest	36,988
Satisfied by cash	39,680

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

RMB’000
Cash consideration	(39,680)
Cash and bank balances acquired	3,460
Total net cash outflow included in cash flows from investing activities	(36,220)

The value of identifiable net assets acquired was determined by the Group with the assistance of an independent third-party valuation firm.

29Equity Linked Securities, lower strike call option and upper strike warrant

(a)Equity Linked Securities

In January 2025, the Company issued equity linked securities (“Equity Linked Securities”) at the issue price of USD550,000,000 (equivalent to approximately RMB3,953,345,000) (equal to 100 per cent of the principal amount of the securities). The holders of Equity Linked Securities have the right to require the Company to exchange their securities for cash with the settlement amount (the “Cash Settlement Amount”).

The Cash Settlement Amount will be in USD and equal to the number of cash settled shares underlying the exercised Equity Linked Securities multiplied by the higher of the applicable exercise price per share (subject to adjustments pursuant to the terms and conditions of the Equity Linked Securities), and the volume weighted average price per share over a specified period of trading days. The cash settled shares are a notional concept used to calculate the Cash Settlement Amount, and no physical shares will be delivered to the holders of Equity Linked Securities.

The Equity Linked Securities carry interest at a rate of 0.5% per annum, which is payable semi-annually in arrears. The maturity date of the Equity Linked Securities is seven years from issue date.

The proceeds from the Equity Linked Securities have been split between liability and derivative component as the cash settlement option is not clearly and closely related to the host contract economically and is separately accounted for as an embedded derivative.

At initial recognition, the derivative component was recognized as financial liability at FVTPL by using the binomial option pricing model with the assistance of an independent third-party valuation firm and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as “other expenses” in the consolidated statements of profit or loss.

The remainder of the proceeds was allocated to the liability component and was subsequently carried at amortized cost calculated using the effective interest method by applying an effective interest rate of approximately 8.83%.

Issuance cost associated with the issuance of Equity Linked Securities is allocated to the liability and derivative components in proportion to the allocation of proceeds.

The movements during the year are as follows:

	Liability	Derivative
	component	component
	RMB’000	RMB’000

At January 1, 2025	—	—
Issuance of the Equity Linked Securities	2,352,383	1,600,962
Issuance cost	(65,740)	(44,741)
Interest expenses	192,342	—
Interest paid	(9,820)	—
Fair value changes for the year	—	(343,149)
Exchange adjustments	(53,498)	(29,022)

At December 31, 2025	2,415,667	1,184,050

(b)	Lower strike call option

In January 2025, the Company entered into an agreement, under which the lower strike call option (the “Lower Strike Call Option”) was granted by the counterparties to the Company, with an amount of USD168,029,906 (equivalent to approximately RMB1,207,782,000). Subject to the terms of the Lower Strike Call Option, the Lower Strike Call Option is exercisable at the discretion of the Company entitling the Company to receive cash settlement. The cash settlement will be in USD and be calculated on the difference between the exercise price of the Lower Strike Call Option and the volume weighted average price per share over a specified period of trading days, and multiplied by the number of shares underlying the Lower Strike Call Option being exercised.

At initial recognition, the Lower Strike Call Option was recognized as financial asset at FVTPL by using the binomial option pricing model with the assistance of an independent third-party valuation firm and was subsequently re-measured at each balance sheet date, with any resulting fair value changes recognized as “other expenses” in the consolidated statements of profit or loss.

The movements during the year are as follows:

As at December 31,
2025
RMB’000

At the beginning of year	—
Issuance of the lower strike call option	1,207,782
Fair value changes for the year	(413,481)
Exchange adjustments	(20,198)

At the end of year	774,103

The Group had used binomial option pricing model to determine the fair value of financial derivatives at the end of the reporting period, with the assistance of an independent third-party valuation firm.

Key inputs used to determine the fair value of financial derivatives were as follows:

As at December 31,
2025
RMB’000

Discount rate	7.4%
Risk-free interest rate	3.8%
Expected volatility	56.0%

Discount rate was derived based on yield of comparable bonds with similar credit ratings applicable for the Company, after adjustments for operating location risk premium, specific risk premium, etc.

The Company estimated the risk-free interest rate based on the market yield of US Government Bond with a maturity life equal to the time to maturity of the Equity Linked Securities as of the valuation date.

Under binomial option pricing model, volatility was estimated based on an average volatility derived by the daily stock prices of comparable companies for a period with length commensurate to the time to maturity of the Equity Linked Securities as of the valuation date.

(c)	Upper strike warrant

In January 2025, the Company entered into an agreement, under which the upper strike warrant (the “Upper Strike Warrant”) was granted by the Company to the warrant counterparties, with an amount of USD90,529,906 (equivalent to approximately RMB650,711,000). Subject to the terms of the Upper Strike Warrant, the warrant counterparties have the right to subscript newly allotted and issued shares at an applicable exercise price, subject to adjustments.

At initial recognition, the Upper Strike Warrant was recognized as an equity instrument and was subsequently measured at historical cost.

30Financial risk management and fair values

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade and other receivables. The Group’s exposure to credit risk arising from cash and cash equivalents, restricted cash, term deposits and financial derivative assets is limited because the counterparties are banks and financial institutions with high-credit-quality, for which the Group considers having low credit risk.

Trade receivables

The Group’s trade receivables mainly derive from sales of goods to distributors and franchisees. The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At December 31, 2024 and 2025, 35% and 32% of the total trade receivables were due from the Group’s five largest debtors, respectively.

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

Other receivables

In determining the ECLs for remaining other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate. The management of the Group has assessed that other receivables have not had a significant increase in credit risk since initial recognition and risk of default was insignificant, and therefore, no credit loss allowance of other receivables was considered necessary by management for the years ended December 31, 2024 and 2025.

(b)	Liquidity risk

As at December 31, 2024 and 2025, the Group’s net current assets amounted to RMB5,928,312,000 and RMB5,613,362,000, respectively. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash, readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer terms.

The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025, the Group had net cash generated from operating activities of approximately RMB1,666,030,000,RMB1,097,541,000, RMB2,168,334,000 and RMB2,577,891,000 respectively. In addition, the management of the Group monitors the utilization of borrowings and ensures compliance with borrowing covenants, if any. The directors believe that the Group and the Company will have sufficient funds available from the operating activities to meet their financial obligations in the foreseeable future.

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

		More than	More than			Carrying
	Within	1 year but	2 years but			amount at
	1 year or	less than	less than	More than		December 31,
	on demand	2 years	5 years	5 years	Total	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other payables	3,943,988	—	59,842	—	4,003,830	4,003,830
Loans and borrowings	577,913	2,257	2,193	—	582,363	571,265
Lease liabilities	652,942	667,829	947,046	682,653	2,950,470	2,538,494

	5,174,843	670,086	1,009,081	682,653	7,536,663	7,113,589

		More than	More than			Carrying
	Within	1 year but	2 years but			amount at
	1 year or	less than	less than	More than		December 31,
	on demand	2 years	5 years	5 years	Total	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other payables	4,516,491	72,586	—	—	4,589,077	4,589,077
Loans and borrowings	1,850,008	3,080,403	2,039,590	520,564	7,490,565	7,166,434
Redemption liabilities arising from preferred shares	573,681	—	—	—	573,681	573,681
Lease liabilities	970,977	820,224	1,501,440	837,363	4,130,004	3,664,582

	7,911,157	3,973,213	3,541,030	1,357,927	16,783,327	15,993,774

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting period. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from restricted cash and cash at bank at variable rates, which exposes the Group to cash flow interest rate risk. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.

(i)	Interest rate profile

The following table details the interest rate profile of the Group’s interest-bearing financial instruments at the end of each reporting period presented:

		As at December 31,		As at December 31,
	Interest rates	2024	Interest rates	2025
	%	RMB’000%		RMB’000
Fixed rate instrument:
Loans and borrowings (Note 22)	2.07%~3.0%	(571,265)	0.7%~7.64%	(7,166,434)
Cash at bank (Note 18)	2.1%~4.36%	3,517	N/A	—
Term deposits	1.05%~4.8%	409,135	1.05%~4.8%	216,567
		(158,613)		(6,949,867)
Variable rate instrument:
Restricted cash (Note 19)	0.1%~0.95%	1,026	0.05%~1.35%	54,229
Cash at bank (Note 18)	0%~4.31%	6,320,139	0.05%~4.5%	6,807,463
		6,321,165		6,861,692

(ii)	Sensitivity analysis

At December 31, 2024 and 2025, it was estimated that a general increase/decrease of 100 basis points in interest rates, with all other variable held constant, would have increased/decreased the Group’s profit for the reporting periods and retained earnings by approximately RMB47,805,000 and RMB57,502,000, respectively.

(d)	Currency risk

The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States Dollars, Euros, Great British Pound and Hong Kong Dollars. The Group manages this risk as follows:

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

	Exposure to foreign currencies
	As at December 31, 2024
	United States		Hong Kong
	Dollars	Euros	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	189,003	43,965	66,782	—	18
Cash and cash equivalents	173,001	93,281	2,112	8,928	1,687
Term deposits	359	—	—	—	—
Trade and other payables	(84,422)	(6,797)	(14,616)	(5,616)	(515)
Net exposure arising from recognized assets and liabilities	277,941	130,449	54,278	3,312	1,190

	Exposure to foreign currencies
	As at December 31, 2025
	United States		Great British	Hong Kong	Singapore
	Dollars	Euros	Pound	Dollars	Dollars	Renminbi	Others
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade and other receivables	307,284	22,704	27,194	25,326	—	574	2,849
Cash and cash equivalents	51,247	61,137	5	4,804	7,087	4,084	5,461
Term deposits	7,480	—	—	—	—	—	—
Trade and other payables	(110,606)	(20,145)	(172)	(12,139)	—	(606)	(481)
Net exposure arising from recognized assets and liabilities	255,405	63,696	27,027	17,991	7,087	4,052	7,829

(ii)	Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of each reporting period had changed at that date, assuming all other risk variables remained constant.

	As at December 31, 2024		As at December 31, 2025
		Effect on		Effect on
	Increase/	profit for the	Increase/	profit for the
	(decrease) in	year and	(decrease) in	year and
	foreign	retained	foreign	retained
	exchange rates	earnings	exchange rates	earnings
		RMB’000		RMB’000
United States Dollars	1%	2,311	1%	2,127
	(1)%	(2,311)	(1)%	(2,127)
Euros	1%	1,089	1%	544
	(1)%	(1,089)	(1)%	(544)
Great British Pound	1%	(1)	1%	226
	(1)%	1	(1)%	(226)
Hong Kong Dollars	1%	561	1%	186
	(1)%	(561)	(1)%	(186)
Singapore Dollars	1%	12	1%	60
	(1)%	(12)	(1)%	(60)
Renminbi	1%	31	1%	37
	(1)%	(31)	(1)%	(37)
Others	1%	10	1%	64
	(1)%	(10)	(1)%	(64)

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

(e)Fair value measurement

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

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 : Fair value measured using only Level 1 inputs, i.e., unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 : Fair value measured using Level 2 inputs, i.e., observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 : Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date:

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2024 categorized into
	2024	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investment in structured deposit	100,000	—	100,000	—
- Investment in an unlisted Partnership Enterprise	123,399	—	—	123,399

	Fair value at	Fair value measurements as at
	December 31,	December 31, 2025 categorized into
	2025	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
Other investments:
- Investment in an unlisted Partnership Enterprise	201,727	—	—	201,727
Financial derivative assets (Note 29)	774,103	—	—	774,103

Liabilities:
Redemption liabilities arising from preferred shares (Note 25)	573,681	—	—	573,681
Financial derivative liabilities (Note 29)	1,184,050	—	—	1,184,050

During the years ended December 31, 2024 and 2025, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur.

Other investments in Level 2 as at December 31, 2024 mainly represented investments in trust investment schemes, a wealth management product and structured deposit. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust companies or bank, that established and managed the investments (see Note 15), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The Group invested in an unlisted Partnership Enterprise in late June 2023 with a consideration of USD10,409,000 (equivalent to RMB73,870,000).

At December 31, 2024 and 2025, the fair value of the investment in unlisted Partnership Enterprise was determined using summation method of cost approach, based on recent transaction price of the underlying enterprise invested by this Partnership Enterprise and the predetermined distribution mechanism of returns set out in the agreement of the Partnership Enterprise. This investment was classified as Level 3 as no observable inputs for which market data could be used to measure the fair value. The movement during the year ended December 31, 2025 in the balance of the Level 3 fair value measurement was attributable to the fair value adjustment.

Financial derivative assets in Level 3 on December 31, 2025 represented the lower strike call option (Note 29). The fair value of financial derivative assets was determined using binomial option pricing model with the assistance of an independent valuer. These assets classified as Level 3 because of using significant unobservable market inputs.

Financial derivative liabilities in Level 3 on December 31, 2025 were embedded derivative in the Equity Linked Securities (Note 29), which were measured at their fair value at the end of each reporting period. The fair value of financial derivative liabilities was determined using binomial option pricing model with the assistance of an independent valuer. These liabilities were classified as Level 3 because of using significant unobservable market inputs.

At December 31, 2025, the fair value of redemption liabilities arising from preferred shares (Note 25) was determined using the option-pricing method using unobservable market inputs and then were classified as Level 3.

The gains and losses arising from the remeasurement of fair value of other investments, financial derivative assets and liabilities and redemption liabilities arising from preferred shares are respectively included in other net income, other expenses and changes in fair value of redemption liabilities in the consolidated statements of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at December 31, 2024 and 2025 because of the short-term maturities of these financial instruments.

31Commitments

(a)	Capital commitments outstanding as at the end of each reporting period presented not provided for in the financial statements were as follows:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Contracted for construction projects	557,180	358,971
Authorized but not contracted for construction projects	76,366	35,268
Total	633,546	394,239

32Contingencies

(a)	The commitment of tax payments

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

The above entities had met the commitments for the calendar years of 2021, 2022, 2023, 2024 and 2025. Therefore, MINISO Guangzhou was not required to make any compensation to the local government. As such, no provision has been made in respect of this matter as at December 31, 2025.

(b)	Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain officers and directors, alleging that the Company made misleading misstatements or omissions regarding its business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). Lead plaintiff was appointed in November 2022 and filed the operative complaint to the court. The company and other defendants filed a motion to dismiss the complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision, which was rejected by the court. Plaintiffs filed a further amended complaint on April 30, 2025. The Company and other defendants filed a motion to dismiss that complaint, which was granted by the court on March 31, 2026, with prejudice. Plaintiffs have until May 1, 2026 to file a notice to appeal the court decision. As at December 31, 2025, the directors and the Group’s litigation counsel were still unable to assess the outcome of the action or reliably estimate the potential losses, if any.

33Material related party transactions

(a)Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Mr. Ye Guofu	Controlling shareholder

Wow Colour Beauty Guangdong Technology Limited	Under common control of the controlling shareholder

Haydon (Shanghai) Technology Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Service Co., Ltd.	Under common control of the controlling shareholder

Guangzhou Chuyunju Catering Management Co., Ltd.	Under common control of the controlling shareholder

Henhaohe Tea Guangdong limited (i)	Under common control of the controlling shareholder*

OasVision International Limited	Under common control of the controlling shareholder

MINISO (Zhaoqing) Industrial Investment Co., Ltd.	Under common control of the controlling shareholder

MINISO Lifestyle Nigeria Limited (ii)	Under common control of the controlling shareholder*

Add a friend (Guangzhou) Co., Ltd.(formerly known as MINISO Corporation) (iii)	Under common control of the controlling shareholder*

Multiple Friends (Shanghai) Cultural and Creative Co., Ltd.	Under common control of the controlling shareholder

Vision (Guangdong) Enterprise Management Co., Ltd.	Under common control of the controlling shareholder

Shanghai Kerong Networks Limited	Significantly influenced by the controlling shareholder

ACC Super Accessories Shenzhen Technology Limited	Significantly influenced by the controlling shareholder

ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Development Co., Ltd.	Significantly influenced by the controlling shareholder

Guangzhou Mingyou Business Management Co., Ltd.	Significantly influenced by the controlling shareholder

KOURITEN LIMITED (iv)	Subsidiary of an equity-accounted investee of the Group

KOURITEN HOLDINGS LTD (iv)	Subsidiary of an equity-accounted investee of the Group

Fujian Yuntong Supply Chain Co., Ltd. (v)	Subsidiary of an equity-accounted investee of the Group

MINISO France Travel Retail (vi)	An equity-accounted investee of the Group

MINISO France Development (vi)	An equity-accounted investee of the Group

MINISO Winky Italy S.r.l. (vii)	An equity-accounted investee of the Group

Notes:

(i)	As of September 6, 2022, Henhaohe Tea Guangdong Limited experienced a change in its shareholding structure. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and Henhaohe Tea Guangdong Limited before September 6, 2022 were included in Notes 33(b) and 33(c), respectively.

(ii)	As of November 29, 2024, MINISO Lifestyle Nigeria Limited entered into a termination agreement for the intellectual property license, sales, and distribution framework. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and MINISO Lifestyle Nigeria Limited before November 29, 2024 and the balances with MINISO Lifestyle Nigeria Limited as at December 31, 2024 were included in Notes 33(b) and 33(c), respectively.
(iii)	As of November 29, 2024, Add a friend (Guangzhou) Co., Ltd. experienced a change in its shareholding structure. The entity was no longer under the common control of the controlling shareholder since then and therefore was no longer classified as a related party of the Group. The transactions between the Group and Add a friend (Guangzhou) Co., Ltd. before November 29, 2024 were included in Notes 33(b) and 33(c), respectively.
(iv)	On October 26, 2023, the Group invested in the parent company of KOURITEN LIMITED and acquired 25% of its interest. KOURITEN LIMITED became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and KOURITEN LIMITED since October 26, 2023 and the balances with KOURITEN LIMITED as at December 31, 2023, 2024 and 2025 were included in Notes 33(b) and 33(c), respectively.
(v)	On February 7 2025, the Group invested in the parent company of Fujian Yuntong Supply Chain Co., Ltd. and acquired 29.4% of its interest. Fujian Yuntong Supply Chain Co., Ltd. became a subsidiary of an equity accounted investee of the Group since then. The transactions between the Group and Fujian Yuntong Supply Chain Co., Ltd. since February 7 2025 and the balances with Fujian Yuntong Supply Chain Co., Ltd. as at December 31, 2025 were included in Notes 33(b) and 33(c), respectively.
(vi)	On July 17, 2025, the Group acquired a 100% interest in MINISO France, the shareholder of MINISO France Travel Retail and MINISO France Development (see Note 28(a)), and simultaneously acquired a 50% interest in MINISO France Travel Retail and a 10% interest in MINISO France Development. As a result, both entities became equity-accounted investees of the Group from that date. All related transactions and balances as at December 31, 2025, were included in Notes 33(b) and 33(c), respectively.
(vii)	On July 20, 2024, the Group invested in MINISO Winky Italy S.r.l. and acquired 49% of its interest. MINISO Winky Italy S.r.l. became an equity accounted investee of the Group since then. The transactions between the Group and MINISO Winky Italy S.r.l. since July 20, 2024 and the balances with MINISO Winky Italy S.r.l. as at December 31, 2024 were included in Notes 33(b) and 33(c), respectively. On May 19, 2025, the Group acquired the remaining 51% interest in MINISO Winky Italy S.r.l., and became wholly-owned subsidiaries of the Group since then (see Note 28(a)).

(b)	Transactions with related parties
(i)	Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Short-term employee benefits	13,069	8,171	10,510	11,335
Equity-settled share-based payment expenses (Note 27)	718	508	6,368	24,126
	13,787	8,679	16,878	35,461

(ii)Other transactions with related parties

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000

Sales of products
- MINISO Lifestyle Nigeria Limited	18,046	11,577	15,743	—
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	4,020	3,026	5,556	—
- Wow Colour Beauty Guangdong Technology Limited	85	—	3	29
- KOURITEN LIMITED	—	10,048	78,662	136,846
- Miniso Winky Italy S.r.l.	—	—	5,581	43,411
- Miniso France Travel Retail	—	—	—	12,747
- Miniso France Development	—	—	—	750
- Fujian Yuntong Supply Chain Co., Ltd.	—	—	—	745

Provision of information technology support and consulting services
- Haydon (Shanghai) Technology Co., Ltd. (i)	916	26	50	—
- Wow Colour Beauty Guangdong Technology Limited (i)	2,714	1,466	3,002	666
- ACC Super Accessories Shenzhen Technology Limited (i)	207	138	81	—
- Henhaohe Tea Guangdong Limited (i)	230	—	—	—
- Vision (Guangdong) Enterprise Management Co., Ltd. (i)	—	—	—	1,892

License fee income
- KOURITEN LIMITED	—	87	4,138	5,817
- MINISO France Travel Retail	—	—	—	2,114
- MINISO France Development	—	—	—	91

Purchase of products
- Shanghai Kerong Networks Limited	12,125	2,286	2,416	430
- Wow Colour Beauty Guangdong Technology Limited	1	23	102	542
- ACC Super Accessories Shenzhen Technology Limited	206	—	—	—
- ACC Super Accessories International Trade (Shenzhen) Co., Ltd.	452	—	—	—
- Guangzhou Mingyou Business Development Co., Ltd.	367	—	—	—
- Add a friend (Guangzhou) Co., Ltd.	—	—	80	—

Purchase of catering services
- Guangzhou Chuyunju Catering Management Co., Ltd.	6,078	3,888	7,637	7,825

Rental and related expenses
- Guangzhou Mingyou Business Development Co., Ltd. (iii)	2,359	4,016	8,016	1,987
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	—	200	5,785	2,317
- Guangzhou Mingyou Business Management Co., Ltd.	—	347	—	—

Payment of lease liabilities
- MINISO (Zhaoqing) Industrial Investment Co., Ltd. (ii)	26,583	19,271	43,417	58,627

Payment of rental deposits
- MINISO (Zhaoqing) Industrial Investment Co., Ltd. (ii)	10,647	113	5,947	5,831
- Guangzhou Mingyou Business Development Co., Ltd. (iii)	1,710	—	—	—

Loan provided to
- MINISO Winky Italy S.r.l.	—	—	19,681	27,253

Payment of earnest money in connection with lease of a property
- Guangzhou Mingyou Business Management Co., Ltd.	—	1,000	—	—

Notes:

(i)	Pursuant to the information technology support and consulting services agreements entered into between the Group and Haydon (Shanghai) Technology Co., Ltd., Wow Colour Beauty Guangdong Technology Limited, ACC Super Accessories Shenzhen Technology Limited, Henhaohe Tea Guangdong Limited and Vision (Guangdong) Enterprise Management Co., Ltd., the Group provided business management systems deployment and support services to these entities during the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025.

(ii)	The Group entered into lease agreements with MINISO (Zhaoqing) Industrial Investment Co., Ltd. for lease of properties for storage of inventories and employee dormitories with fixed lease payments for two to five years.

During the year ended June 30, 2023, the six months ended December 31, 2023 and the years ended December 31, 2024 and 2025, the Group recognized right-of-use assets and lease liabilities of RMB69,295,000, RMB2,065,000, RMB64,741,000 and RMB97,337,000 respectively at the commencement dates of these new leases.

(iii)	In March 2023, the Group entered into a five-year lease agreement with fixed lease payments in respect of a property for store operation with Guangzhou Mingyou Business Development Co., Ltd. In April 2023, the five-year lease agreement was cancelled and replaced with a nine-month lease agreement for the same property out of commercial considerations. A right-of-use asset and a lease liability of RMB35,993,000 were initially recognized at the commencement date of the five-year lease agreement and were subsequently derecognized upon the cancellation of the agreement. Total rental and related expenses incurred in connection with the lease of this property during the year ended June 30, 2023 and the six months ended December 31, 2023 were RMB2,359,000 and RMB4,016,000, respectively. The Group also paid rental deposit of RMB1,710,000 in connection with the lease of this property during the year ended June 30, 2023.

In January 2024, the Group entered into another twelve-month lease agreement with Guangzhou Mingyou Business Development Co., Ltd. for the same property. Total rental and related expenses incurred in connection with the lease of this property during the years ended December 31, 2024 and 2025 were RMB8,016,000 and RMB1,987,000, respectively.

(c)Balances with related parties

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Trade related:
Included in non-current trade and other receivables from related parties:
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	16,708	15,575

Included in current trade and other receivables from related parties:
- Haydon (Shanghai) Technology Co., Ltd.	53	—
- Wow Colour Beauty Guangdong Technology Limited	899	78
- ACC Super Accessories Shenzhen Technology Limited	688	673
- MINISO Lifestyle Nigeria Limited	786	—
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	6,271	17,978
- Guangzhou Mingyou Business Development Co., Ltd.	3,173	—
- Guangzhou Mingyou Business Management Co., Ltd.	1,000	1,000
- KOURITEN LIMITED	12,629	17,778
- MINISO France Travel Retail	—	12,629
- MINISO France Development	—	479
- Multiple Friends (Shanghai) Cultural and Creative Co., Ltd.	—	362
- Vision (Guangdong) Enterprise Management Co., Ltd.	—	659
	25,499	51,636

Included in trade and other payables to related parties:
- Shanghai Kerong Networks Limited	162	100
- Wow Colour Beauty Guangdong Technology Limited	51	3
- ACC Super Accessories Shenzhen Technology Limited	9	—
- Guangzhou Chuyunju Catering Service Co., Ltd.	4,204	—
- Guangzhou Chuyunju Catering Management Co., Ltd.	2,072	2,029
- Guangzhou Mingyou Business Development Co., Ltd.	83	44
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	542	—
- KOURITEN LIMITED	1,000	1,014
- MINISO France Travel Retail	—	5,230
- MINISO France Development	—	414
	8,123	8,834

Included in lease liabilities due to related parties:
- MINISO (Zhaoqing) Industrial Investment Co., Ltd.	104,097	128,531

Included in contract liabilities due to related parties:
- MINISO Lifestyle Nigeria Limited	4,850	—
- MINISO Winky Italy S.r.l.	1,115	—
- Wow Colour Beauty Guangdong Technology Limited	—	3
- KOURITEN LIMITED	—	1,951
	5,965	1,954
Non-trade related:
Included in current trade and other receivables from related parties:
- MINISO Winky Italy S.r.l.	19,925	—
- KOURITEN HOLDINGS LTD	—	26,416
	19,925	26,416

34Company level financial information

The following presents condensed parent company financial information of the Group.

(i)	Condensed statements of profit or loss

	For the year	For the six	For the year	For the year
	ended	months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Other income	6,468	10,433	12,719	5,539
General and administrative expenses	(37,854)	(20,345)	(20,138)	(14,582)
Other net (loss)/income	(11,418)	5,558	(554)	63,113
Operating (loss)/income	(42,804)	(4,354)	(7,973)	54,070
Finance income/(costs)	25,608	44,400	8,750	(160,205)
Other expenses	—	—	—	(70,332)
(Loss)/profit before taxation	(17,196)	40,046	777	(176,467)
Income tax expense	—	(3,137)	—	(1,543)
(Loss)/profit for the year/period	(17,196)	36,909	777	(178,010)

(ii)	Condensed statements of profit or loss and other comprehensive income

	For the year	For the	For the year	For the year
	ended	six months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
(Loss)/profit for the year/period	(17,196)	36,909	777	(178,010)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of the Company	383,743	(86,224)	36,184	1,584
Other comprehensive income/(loss) for the year/period	383,743	(86,224)	36,184	1,584
Total comprehensive income/(loss) for the year/period	366,547	(49,315)	36,961	(176,426)

(iii)	Condensed statements of financial position

		As at December 31,
	Note	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries
- Cost-accounted investments in subsidiaries		2,288,729	3,460,965
- Amounts due from subsidiaries		723,420	1,006,137
Financial derivative assets		—	774,103

		3,012,149	5,241,205
Current assets
Other receivables		4,094	215
Cash and cash equivalents		8,706	2,036,747
		12,800	2,036,962

Total assets		3,024,949	7,278,167

EQUITY
Share capital	26(a)	94	94
Additional paid-in capital	26(a)	4,686,201	2,908,972
Other reserves		(1,290,819)	403,687
Accumulated losses		(689,124)	(867,134)

Total equity		2,706,352	2,445,619

LIABILITIES
Non-current liabilities
Loans and borrowings		—	2,406,744
Financial derivative liabilities		—	1,184,050
		—	3,590,794
Current liabilities
Other payables		313,221	1,241,754
Deferred income		5,376	—

		318,597	1,241,754

Total liabilities		318,597	4,832,548

Total equity and liabilities		3,024,949	7,278,167

(iv)	Condensed statements of cash flows

	For the year	For the	For the year	For the year
	ended	six months ended	ended	ended
	June 30,	December 31,	December 31,	December 31,
	2023	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(43,240)	(22,277)	(19,192)	(11,661)
Net cash from/(used in) investing activities	528,830	259,852	932,096	(220,726)
Net cash from/(used in) financing activities	43,396	(1,083,077)	(1,276,775)	2,283,638
Net increase/(decrease) in cash and cash equivalents	528,986	(845,502)	(363,871)	2,051,251
Cash and cash equivalents at beginning of the year/period	646,921	1,225,474	372,459	8,706
Effect of movements in exchange rates on cash held	49,567	(7,513)	118	(23,210)
Cash and cash equivalents at end of the year/period	1,225,474	372,459	8,706	2,036,747

As of December 31, 2025, RMB5,429,808,000 of the restricted capital and reserves were not available for distribution, and therefore, the condensed financial information of the Company as of December 31, 2024 and 2025 and for the year ended June 30, 2023, six months ended December 31, 2023 and years ended December 31, 2024 and 2025 has been presented.

35Non-adjusting events after the reporting period

There were no significant events for which disclosures or adjustments are required after December 31, 2025, except for the dividend declaration disclosed in Note 26(d).

36Amendments and new standards issued but not yet effective

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]

1	Effective for annual periods beginning on or after January 1, 2026
2	Effective for annual/reporting periods beginning on or after January 1, 2027
3	No mandatory effective date yet determined but available for adoption

The Group is in the process of making an assessment of the impact of these new and amended standards upon initial application. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group’s presentation of the statement of profit or loss and disclosures of the Group’s financial performance. So far, the Group considers that the new and revised standards are unlikely to have a significant impact on the Group’s results of operations and financial position.