Form 20-F/A
period 2025-12-31
MINISO Group Holding Ltd
filed 2026-06-29
CIK 1815846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name	Auditor Location	Auditor Firm ID
Ernst & Young Hua Ming LLP	Shanghai , the People's Republic of China	1408

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment”) is being filed by MINISO Group Holding Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities Exchange Commission on April 24, 2026 (the “Original Filing”). The Company is filing this Amendment solely to include the financial statements and related notes of Yonghui Superstores Co., Ltd. (“Yonghui”), as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entity is significant. We have determined that our equity method investments in Yonghui, which is not consolidated in our financial statements, were significant under Rule 1-02(w) and Rule 3-09 of Regulation S-X in relation to our financial results for the year ended December 31, 2025.  This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Yonghui as of December 31, 2025 and for the nine months ended December 31, 2025 (the “Yonghui Financial Statements”).

This Amendment consists solely of the cover page, this explanatory note, the Yonghui Financial Statements,  certifications by our chief executive officer and chief financial officer, and the consents of the independent auditor of Yonghui. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

i

TABLE OF CONTENTS

Item 19.	Exhibits	3
SIGNATURES		5

ii

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Third amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2022)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.1 of Form 6-K (file no. 001-39601) furnished with the SEC on July 5, 2022)
2.3	Deposit agreement dated October 14, 2020 among the Registrant, The Bank of New York Mellon as depositary and owners and holders of American Depositary Shares issued thereunder dated October 14, 2020 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-255274) filed with the SEC on April 16, 2021)
2.4	The Shareholders Agreement among the Registrant and other parties thereto dated February 26, 2020 and Deed of Adherence between the Registrant (on behalf of itself and all the then-existing shareholders of the Registrant) and each of the new shareholders after the effectiveness of the Shareholders Agreement and a schedule of all executed Deeds of Adherence adopting the same form (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2023)
4.1	Amended and Restated 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F (file no. 001-39601), filed with the SEC on October 19, 2022)
4.2	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)
4.4	Form of employment agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)
4.5	Dairy Farm Share Purchase Agreement dated September 23, 2024, together with the Supplemental Agreement to Share Purchase Agreement dated December 18, 2024 between THE DAIRY FARM COMPANY, LIMITED and Guangdong Juncai International Trading Co., Ltd. (incorporated by reference to Exhibit 4.5 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)
4.6	Beijing Jingdong Share Purchase Agreement dated September 23, 2024 between Beijing Jingdong Century Trading Co., Ltd., Suqian Hanbang Investment Management Co., Ltd. and Guangdong Juncai International Trading Co., Ltd. (incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)
4.7	Trust Deed, dated as of January 14, 2025, by and between the Registrant, as issuer, and The Bank of New York Mellon, London Branch, as trustee, related to US$550 million 0.5 Per Cent Equity Linked Securities Due 2032 (incorporated by reference to Exhibit 4.7 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)
8.1†	List of principal subsidiaries of the Registrant
11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1, as amended (file no. 333-248991), filed with the SEC on October 14, 2020)
11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Ernst & Young Hua Ming LLP
15.2†	Consent of KPMG Huazhen LLP
15.3†	Consent of JunHe LLP
15.4†	Consent of Maples and Calder (Hong Kong) LLP
15.5*	Consent of Ernst & Young Hua Ming LLP regarding the opinion in Exhibit 99.1
16.1†	Letter from KPMG Huazhen LLP to the SEC
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the annual report on Form 20-F (file no. 001-39601) filed with the SEC on April 24, 2025)

Exhibit Number	Description of Document
99.1*	Consolidated Financial Statements of Yonghui Superstores Co., Ltd. as of December 31, 2025 and for the nine months ended December 31, 2025
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

†	Filed on April 24, 2026

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

MINISO Group Holding Limited

By:	/s/ Guofu Ye
	Name:	Guofu Ye
	Title:	Chief Executive Officer

Date: June 29, 2026

5